LEGEND ENERGY CANADA LTD.

EVALUATION OF

OIL AND GAS PROPERTIES

December 31, 2012

INSITE Petroleum Consultants Ltd.

# TABLE OF CONTENTS

InSite Petroleum Consultants Ltd.
Suite 2000, 801-6th Ave SW
Calgary, Alberta T2P 3W2
Web insitepc.com

March 15, 2013

**Legend Energy Canada Ltd.**
Suite 230, 840 – 6th Avenue SW
Calgary, Alberta
T2P 3E5

Attention: Mr. John Riad
Engineering Manager

**Re: Evaluation of the Oil and Gas Properties of Legend Energy Canada Ltd.**

Dear Sir:

As requested, InSite Petroleum Consultants Ltd. ("InSite") has prepared an evaluation of the oil and gas properties of Legend Energy Canada Ltd. ("the Company"). The properties evaluated are located in the Canadian provinces of Alberta and British Columbia. The effective date of the reserve estimates and cash flow forecasts presented in this report is December 31, 2012. The purpose of the report is to fulfill Securities and Exchange Commission ("SEC") and financial institution reporting requirements.

The definitions utilized in this report are in accordance with SEC standards and Regulation S-X. In this report, gross (or Company share) reserves are defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves are defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties have been deducted. The reserve definitions used in the report are presented in the "Definitions" section following this letter. Table 1 provides a summary of the Company's working interest, royalty interest and net interest share of reserves as well as the future cash flow before and after income tax, undiscounted and discounted at 5, 10, 15, and 20 percent per annum. The reserves and present values detailed on an individual well basis are shown on Tables 2-A through 4-A, for the respective reserve categories. The total Company production and revenue forecasts, before and after income tax, are presented on Tables 2-B through 4-B.

Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties. Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

Constant prices were prepared based on posted prices of crude oil, natural gas, and natural gas liquids using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from January 1, 2012 through December 1, 2012. A table of these prices is included as Table 5. All oil prices used in the evaluation have been adjusted from the reference price for quality and transportation; gas prices have been adjusted for heating value. Please note that the effects of any oil or gas hedging activities by the Company have not been included in this report.

Well abandonment costs (excluding reclamation costs) were included in the economic runs. Salvage value for existing equipment as well as costs to abandon suspended wells, producing wells with no remaining reserves assigned, and facilities have not been included in this evaluation and are to be disclosed separately by the Company.

All Company assets were evaluated in full detail. During the course of the evaluation, the Company provided InSite personnel with basic information including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract details, operating cost data, capital budget forecasts, operating statements, other financial data and future operating plans. The interests and financial data provided by the Company have been verified by InSite using the generally accepted evaluation practices. Additional engineering, geological or economic data used in the preparation of this report were obtained from public records, other operators and from InSite non-confidential files. InSite encountered no indications that the data was incomplete or inaccurate. Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data. Similarly, the performance of the producing entities subsequent to the effective date of this report may necessitate upward or downward revisions to the reserves and production estimates.

The oil and gas reserves calculations and income projections, upon which this report is based, were determined in accordance with generally accepted evaluation practices. In conducting our reserve analysis, proved reserve volumes were determined by volumetric, material balance, and production decline curve methods. The volumetric reserves were determined by reviewing all well logs, core, and geological data. Recovery factors were assigned after analyzing the performance of similar wells in the area. Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available. The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

This evaluation is based in part on prices, currency exchange rates and inflation which, in future, may differ materially from the forecasts utilized herein. In addition, changes in government policy and regulation may result in higher (or lower) royalties and taxes and the change may be material; therefore, the present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated. The reserve estimates presented in this report are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

The following table summarizes the results and conclusions with respect to reserve estimates:

**Legend Energy Canada Ltd.**

**Summary of Net Reserves – Constant Prices and Costs**

| | Net Remaining Reserves | | |
|---|---|---|---|
| | Crude Oil (Mstb) | NGL+ Cond. (Mstb) | Marketable Gas (MMcf) |
| Proved Producing | 150.8 | 1.9 | 1,218.8 |
| Proved Non-Producing | - | - | - |
| Proved Undeveloped | 14.0 | - | 4.1 |
| Total Proved | 164.8 | 1.9 | 1,222.8 |
| Probable | 117.3 | 24.7 | 1,023.3 |
| Total Proved plus Probable | 282.1 | 26.6 | 2,246.1 |

INSITE Petroleum Consultants Ltd.

InSite has concluded that all assumptions, data, methods, and procedures are appropriate for the purpose served by the report. A field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public sources, the files of the Company, and the appropriate provincial regulatory authorities. This report has been prepared for the exclusive use of Legend Energy Canada Ltd. and no part thereof should be reproduced, distributed, or made available to any other person, company, regulatory body, or organization without the complete context of the report and the knowledge and consent of InSite Petroleum Consultants Ltd.

If you have any questions related to this report, please contact our office at your convenience.

Yours very truly,

**InSite Petroleum Consultants Ltd.**

*(signed) "L.K. Lindstrom"*

L.K. Lindstrom, P. Eng.
Managing Director

*(signed) "J. Ed Hasiuk"*

J. Ed Hasiuk, P. Geol.
Senior Geologist

*(signed) "R. Baribeau"*

R. Baribeau, R.E.T.
Senior Technologist

File: 2012-4285
:kes
F:\Legend\Word\Dec2012\Letter-SEC

InSite Petroleum Consultants Ltd.

**CERTIFICATION OF QUALIFICATION**

I, Larry K. Lindstrom, Professional Engineer, of Suite 2000, 801 Sixth Avenue SW, Calgary, Alberta, hereby certify:

1. I am a Senior Reservoir Engineer employed by InSite Petroleum Consultants Ltd., which Company did prepare an evaluation of the oil and gas properties of Legend Energy Canada Ltd. The effective date of this evaluation is December 31, 2012.

2. I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Legend Energy Canada Ltd. or its affiliated companies.

3. That I attended the University of Saskatchewan in the years of 1969-73 and that I graduated with a Bachelor of Science Degree in Electrical Engineering, with post-graduate courses in Petroleum Engineering; that I am a registered Professional Engineer in the Province of Alberta; and that I have in excess of thirty-five years experience in the petroleum industry with over thirty years experience in the conduct of evaluation and engineering studies related to oil and gas fields.

4. A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Legend Energy Canada Ltd. and the appropriate provincial regulatory authorities.

*(signed) "L.K. Lindstrom"*

L.K. Lindstrom, P. Eng.

INSITE Petroleum Consultants Ltd.

**CERTIFICATION OF QUALIFICATION**

I, J. Ed Hasiuk, Professional Geologist, of Suite 2000, 801 Sixth Avenue SW, Calgary, Alberta, hereby certify:

1. I am a Senior Geologist employed by InSite Petroleum Consultants Ltd., which Company did prepare an evaluation of the oil and gas properties of Legend Energy Canada Ltd. The effective date of this evaluation is December 31, 2012.

2. I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Legend Energy Canada Ltd. or its affiliated companies.

3. I attended the University of Brandon and I graduated with a Bachelor of Science Degree in Geology in 1974; I am a registered Professional Geologist in the Province of Alberta; and that I have in excess of thirty years experience in the petroleum industry with over twenty years of experience in the conduct of evaluation and engineering/geological studies related to oil and gas fields.

4. A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Legend Energy Canada Ltd. and the appropriate provincial regulatory authorities.

*(signed) "J. Ed Hasiuk"*

J. Ed Hasiuk, P. Geol.

**CERTIFICATION OF QUALIFICATION**

I, Robert Baribeau, Petroleum Engineering Technologist, of Suite 2000, 801 Sixth Avenue S.W., Calgary, Alberta, hereby certify:

1. That I am a Senior Engineering Technologist employed by InSite Petroleum Consultants Ltd., which Company did prepare an evaluation of the oil and gas properties of Legend Energy Canada Ltd. The effective date of this evaluation is December 31, 2012.

2. I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Legend Energy Canada Ltd. or its affiliated companies.

3. That I attended St. Lawrence College of Applied Arts and Technology in the years of 1972-75 and that I graduated with a Diploma in Mechanical Engineering Technology, that I am a Registered Engineering Technologist in the Province of Alberta; and that I have in excess of thirty years experience in the petroleum industry with over thirty years of experience in the conduct of evaluation and engineering studies related to oil and gas fields.

4. A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Legend Energy Canada Ltd. and the appropriate provincial regulatory authorities.

*(signed) "R. Baribeau"*

R. Baribeau, R.E.T.

**INDEPENDENT PETROLEUM ENGINEERS CONSENT**

The undersigned firm of Independent Petroleum Engineers, of Calgary, Alberta, Canada, knows that it is named as having prepared an evaluation of the oil and gas properties of Legend Energy Canada Ltd., dated March 15, 2013, and hereby gives its consent to the use of its name and to the use of the said estimates.

**PERMIT TO PRACTICE**
INSITE PETROLEUM CONSULTANTS LTD.
Signature: *(signed) "L.K. Lindstrom"*
Date: March 15, 2013
**PERMIT NUMBER: P 5305**
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

**InSite Petroleum Consultants Ltd.**

*(signed) "L.K. Lindstrom"*

L.K. Lindstrom, P. Eng.
Managing Director

INSITE Petroleum Consultants Ltd.

## From the Electronic Code of Federal Regulations

http://www.sec.gov/divisions/corpfin/ecfrlinks.shtml

**PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975**

### § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

This section prescribes financial accounting and reporting standards for registrants with the Commission engaged in oil and gas producing activities in filings under the Federal securities laws and for the preparation of accounts by persons engaged, in whole or in part, in the production of crude oil or natural gas in the United States, pursuant to section 503 of the Energy Policy and Conservation Act of 1975 (42 U.S.C. 6383) ( *EPCA* ) and section 11(c) of the Energy Supply and Environmental Coordination Act of 1974 (15 U.S.C. 796) ( *ESECA* ), as amended by section 505 of EPCA. The application of this section to those oil and gas producing operations of companies regulated for ratemaking purposes on an individual-company-cost-of-service basis may, however, give appropriate recognition to differences arising because of the effect of the ratemaking process.

*Exemption.* Any person exempted by the Department of Energy from any record-keeping or reporting requirements pursuant to section 11(c) of ESECA, as amended, is similarly exempted from the related provisions of this section in the preparation of accounts pursuant to EPCA. This exemption does not affect the applicability of this section to filings pursuant to the Federal securities laws.

Definitions

(a) *Definitions.* The following definitions apply to the terms listed below as they are used in this section:

(1) *Acquisition of properties.* Costs incurred to purchase, lease or otherwise acquire a property, including costs of lease bonuses and options to purchase or lease properties, the portion of costs applicable to minerals when land including mineral rights is purchased in fee, brokers' fees, recording fees, legal costs, and other costs incurred in acquiring properties.

(2) *Analogous reservoir.* Analogous reservoirs, as used in resources assessments, have similar rock and fluid properties, reservoir conditions (depth, temperature, and pressure) and drive mechanisms, but are typically at a more advanced stage of development than the reservoir of interest and thus may provide concepts to assist in the interpretation of more limited data and estimation of recovery. When used to support proved reserves, an "analogous reservoir" refers to a reservoir that shares the following characteristics with the reservoir of interest:

(i) Same geological formation (but not necessarily in pressure communication with the reservoir of interest);

(ii) Same environment of deposition;

(iii) Similar geological structure; and

(iv) Same drive mechanism.

*Instruction to paragraph (a)(2):* Reservoir properties must, in the aggregate, be no more favorable in the analog than in the reservoir of interest.

(3) *Bitumen.* Bitumen, sometimes referred to as natural bitumen, is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis. In its natural state it usually contains sulfur, metals, and other non-hydrocarbons.

(4) *Condensate*. Condensate is a mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

(5) *Deterministic estimate*. The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

(6) *Developed oil and gas reserves*. Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

(7) *Development costs*. Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(i) Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves.

(ii) Drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly.

(iii) Acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems.

(iv) Provide improved recovery systems.

(8) *Development project*. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

(9) *Development well*. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

(10) *Economically producible*. The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities as defined in paragraph (a)(16) of this section.

(11) *Estimated ultimate recovery (EUR)*. Estimated ultimate recovery is the sum of reserves remaining as of a given date and cumulative production as of that date.

(12) *Exploration costs*. Costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects of containing oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as prospecting costs) and after acquiring the property. Principal types of exploration costs, which include depreciation and applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i) Costs of topographical, geographical and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews, and others conducting those studies. Collectively, these are sometimes referred to as geological and geophysical or *G&G* costs.

(ii) Costs of carrying and retaining undeveloped properties, such as delay rentals, ad valorem taxes on properties, legal costs for title defense, and the maintenance of land and lease records.

(iii) Dry hole contributions and bottom hole contributions.

(iv) Costs of drilling and equipping exploratory wells.

(v) Costs of drilling exploratory-type stratigraphic test wells.

(13) *Exploratory well.* An exploratory well is a well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well as those items are defined in this section.

(14) *Extension well.* An extension well is a well drilled to extend the limits of a known reservoir.

(15) *Field.* An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious, strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms *structural feature* and *stratigraphic condition* are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

(16) *Oil and gas producing activities.* (i) Oil and gas producing activities include:

(A) The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations;

(B) The acquisition of property rights or properties for the purpose of further exploration or for the purpose of removing the oil or gas from such properties;

(C) The construction, drilling, and production activities necessary to retrieve oil and gas from their natural reservoirs, including the acquisition, construction, installation, and maintenance of field gathering and storage systems, such as:

( *1* ) Lifting the oil and gas to the surface; and

( *2* ) Gathering, treating, and field processing (as in the case of processing gas to extract liquid hydrocarbons); and

(D) Extraction of saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coalbeds, or other nonrenewable natural resources which are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction.

*Instruction 1 to paragraph (a)(16)(i):* The oil and gas production function shall be regarded as ending at a “terminal point”, which is the outlet valve on the lease or field storage tank. If unusual physical or operational circumstances exist, it may be appropriate to regard the terminal point for the production function as:

a. The first point at which oil, gas, or gas liquids, natural or synthetic, are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal; and

b. In the case of natural resources that are intended to be upgraded into synthetic oil or gas, if those natural resources are delivered to a purchaser prior to upgrading, the first point at which the natural

resources are delivered to a main pipeline, a common carrier, a refinery, a marine terminal, or a facility which upgrades such natural resources into synthetic oil or gas.

*Instruction 2 to paragraph (a)(16)(i):* For purposes of this paragraph (a)(16), the term *saleable hydrocarbons* means hydrocarbons that are saleable in the state in which the hydrocarbons are delivered.

(ii) Oil and gas producing activities do not include:

(A) Transporting, refining, or marketing oil and gas;

(B) Processing of produced oil, gas or natural resources that can be upgraded into synthetic oil or gas by a registrant that does not have the legal right to produce or a revenue interest in such production;

(C) Activities relating to the production of natural resources other than oil, gas, or natural resources from which synthetic oil and gas can be extracted; or

(D) Production of geothermal steam.

(17) *Possible reserves*. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

(18) *Probable reserves*. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

(19) *Probabilistic estimate.* The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

(20) *Production costs.* (i) Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are:

(A) Costs of labor to operate the wells and related equipment and facilities.

(B) Repairs and maintenance.

(C) Materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities.

(D) Property taxes and insurance applicable to proved properties and wells and related equipment and facilities.

(E) Severance taxes.

(ii) Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the cost of oil and gas produced along with production (lifting) costs identified above.

(21) *Proved area.* The part of a property to which proved reserves have been specifically attributed.

(22) *Proved oil and gas reserves.* Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(23) *Proved properties*. Properties with proved reserves.

(24) *Reasonable certainty*. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

(25) *Reliable technology*. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

(26) *Reserves*. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

*Note to paragraph (a)(26):* Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir ( *i.e.* , absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources ( *i.e.* , potentially recoverable resources from undiscovered accumulations).

(27) *Reservoir*. A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(28) *Resources*. Resources are quantities of oil and gas estimated to exist in naturally occurring accumulations. A portion of the resources may be estimated to be recoverable, and another portion may be considered to be unrecoverable. Resources include both discovered and undiscovered accumulations.

(29) *Service well*. A well drilled or completed for the purpose of supporting production in an existing field. Specific purposes of service wells include gas injection, water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for in-situ combustion.

(30) *Stratigraphic test well*. A stratigraphic test well is a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Such wells customarily are drilled without the intent of being completed for hydrocarbon production. The classification also includes tests identified as core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic tests are classified as “exploratory type” if not drilled in a known area or “development type” if drilled in a known area.

(31) *Undeveloped oil and gas reserves*. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

(32) *Unproved properties*. Properties with no proved reserves.

Successful Efforts Method

(b) A reporting entity that follows the successful efforts method shall comply with the accounting and financial reporting disclosure requirements of FASB ASC Topic 932, *Extractive Activities—Oil and Gas* .

Full Cost Method

(c) *Application of the full cost method of accounting*. A reporting entity that follows the full cost method shall apply that method to all of its operations and to the operations of its subsidiaries, as follows:

(1) *Determination of cost centers*. Cost centers shall be established on a country-by-country basis.

(2) *Costs to be capitalized*. All costs associated with property acquisition, exploration, and development activities (as defined in paragraph (a) of this section) shall be capitalized within the appropriate cost center. Any internal costs that are capitalized shall be limited to those costs that can be directly identified with acquisition, exploration, and development activities undertaken by the reporting entity for its own account, and shall not include any costs related to production, general corporate overhead, or similar activities.

(3) *Amortization of capitalized costs*. Capitalized costs within a cost center shall be amortized on the unit-of-production basis using proved oil and gas reserves, as follows:

(i) Costs to be amortized shall include (A) all capitalized costs, less accumulated amortization, other than the cost of properties described in paragraph (ii) below; (B) the estimated future expenditures (based on current costs) to be incurred in developing proved reserves; and (C) estimated dismantlement and abandonment costs, net of estimated salvage values.

(ii) The cost of investments in unproved properties and major development projects may be excluded from capitalized costs to be amortized, subject to the following:

(A) All costs directly associated with the acquisition and evaluation of unproved properties may be excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties, subject to the following conditions:

( *1* ) Until such a determination is made, the properties shall be assessed at least annually to ascertain whether impairment has occurred. Unevaluated properties whose costs are individually significant shall be assessed individually. Where it is not practicable to individually assess the amount of impairment of properties for which costs are not individually significant, such properties may be grouped for purposes of assessing impairment. Impairment may be estimated by applying factors based on historical experience and other data such as primary lease terms of the properties, average holding periods of unproved properties, and geographic and geologic data to groupings of individually insignificant properties and projects. The amount of impairment assessed under either of these methods shall be added to the costs to be amortized.

( *2* ) The costs of drilling exploratory dry holes shall be included in the amortization base immediately upon determination that the well is dry.

( *3* ) If geological and geophysical costs cannot be directly associated with specific unevaluated properties, they shall be included in the amortization base as incurred. Upon complete evaluation of a property, the total remaining excluded cost (net of any impairment) shall be included in the full cost amortization base.

(B) Certain costs may be excluded from amortization when incurred in connection with major development projects expected to entail significant costs to ascertain the quantities of proved reserves attributable to the properties under development (e.g., the installation of an offshore drilling platform from which development wells are to be drilled, the installation of improved recovery programs, and similar major projects undertaken in the expectation of significant additions to proved reserves). The amounts which may be excluded are applicable portions of ( *1* ) the costs that relate to the major development project and have not previously been included in the amortization base, and ( *2* ) the estimated future expenditures associated with the development project. The excluded portion of any common costs associated with the development project should be based, as is most appropriate in the circumstances, on a comparison of either ( *i* ) existing proved reserves to total proved reserves expected to be established upon completion of the project, or ( *ii* ) the number of wells to which proved reserves have been assigned and total number of wells expected to be drilled. Such costs may be excluded from costs to be amortized until the earlier determination of whether additional reserves are proved or impairment occurs.

(C) Excluded costs and the proved reserves related to such costs shall be transferred into the amortization base on an ongoing (well-by-well or property-by-property) basis as the project is evaluated and proved reserves established or impairment determined. Once proved reserves are established, there is no further justification for continued exclusion from the full cost amortization base even if other factors prevent immediate production or marketing.

(iii) Amortization shall be computed on the basis of physical units, with oil and gas converted to a common unit of measure on the basis of their approximate relative energy content, unless economic circumstances (related to the effects of regulated prices) indicate that use of units of revenue is a more appropriate basis of computing amortization. In the latter case, amortization shall be computed on the basis of current gross revenues (excluding royalty payments and net profits disbursements) from production in relation to future gross revenues, based on current prices (including consideration of changes in existing prices provided only by contractual arrangements), from estimated production of proved oil and gas reserves. The effect of a significant price increase during the year on estimated future gross revenues shall be reflected in the amortization provision only for the period after the price increase occurs.

(iv) In some cases it may be more appropriate to depreciate natural gas cycling and processing plants by a method other than the unit-of-production method.

(v) Amortization computations shall be made on a consolidated basis, including investees accounted for on a proportionate consolidation basis. Investees accounted for on the equity method shall be treated separately.

(4) *Limitation on capitalized costs*. (i) For each cost center, capitalized costs, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the cost center ceiling) equal to the sum of:

(A) The present value of estimated future net revenues computed by applying current prices of oil and gas reserves (with consideration of price changes only to the extent provided by contractual arrangements) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future

expenditures (based on current costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; plus

(B) the cost of properties not being amortized pursuant to paragraph (i)(3)(ii) of this section; plus

(C) the lower of cost or estimated fair value of unproven properties included in the costs being amortized; less

(D) income tax effects related to differences between the book and tax basis of the properties referred to in paragraphs (i)(4)(i) (B) and (C) of this section.

(ii) If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the cost center ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs. Amounts thus required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling.

(5) *Production costs.* All costs relating to production activities, including workover costs incurred solely to maintain or increase levels of production from an existing completion interval, shall be charged to expense as incurred.

(6) *Other transactions*. The provisions of paragraph (h) of this section, “Mineral property conveyances and related transactions if the successful efforts method of accounting is followed,” shall apply also to those reporting entities following the full cost method except as follows:

(i) *Sales and abandonments of oil and gas properties*. Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost center. For instance, a significant alteration would not ordinarily be expected to occur for sales involving less than 25 percent of the reserve quantities of a given cost center. If gain or loss is recognized on such a sale, total capitalization costs within the cost center shall be allocated between the reserves sold and reserves retained on the same basis used to compute amortization, unless there are substantial economic differences between the properties sold and those retained, in which case capitalized costs shall be allocated on the basis of the relative fair values of the properties. Abandonments of oil and gas properties shall be accounted for as adjustments of capitalized costs; that is, the cost of abandoned properties shall be charged to the full cost center and amortized (subject to the limitation on capitalized costs in paragraph (b) of this section).

(ii) *Purchases of reserves*. Purchases of oil and gas reserves in place ordinarily shall be accounted for as additional capitalized costs within the applicable cost center; however, significant purchases of production payments or properties with lives substantially shorter than the composite productive life of the cost center shall be accounted for separately.

(iii) *Partnerships, joint ventures and drilling arrangements.* (A) Except as provided in paragraph (i)(6)(i) of this section, all consideration received from sales or transfers of properties in connection with partnerships, joint venture operations, or various other forms of drilling arrangements involving oil and gas exploration and development activities (e.g., carried interest, turnkey wells, management fees, etc.) shall be credited to the full cost account, except to the extent of amounts that represent reimbursement of organization, offering, general and administrative expenses, etc., that are identifiable with the transaction, if such amounts are currently incurred and charged to expense.

(B) Where a registrant organizes and manages a limited partnership involved only in the purchase of proved developed properties and subsequent distribution of income from such properties, management fee income may be recognized provided the properties involved do not require aggregate development expenditures in connection with production of existing proved reserves in excess of 10% of the partnership's recorded cost of such properties. Any income not recognized as a result of this limitation would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

(iv) *Other services*. No income shall be recognized in connection with contractual services performed (e.g. drilling, well service, or equipment supply services, etc.) in connection with properties in which the registrant or an affiliate (as defined in §210.1–02(b)) holds an ownership or other economic interest, except as follows:

(A) Where the registrant acquires an interest in the properties in connection with the service contract, income may be recognized to the extent the cash consideration received exceeds the related contract costs plus the registrant's

share of costs incurred and estimated to be incurred in connection with the properties. Ownership interests acquired within one year of the date of such a contract are considered to be acquired in connection with the service for purposes of applying this rule. The amount of any guarantees or similar arrangements undertaken as part of this contract should be considered as part of the costs related to the properties for purposes of applying this rule.

(B) Where the registrant acquired an interest in the properties at least one year before the date of the service contract through transactions unrelated to the service contract, and that interest is unaffected by the service contract, income from such contract may be recognized subject to the general provisions for elimination of inter-company profit under generally accepted accounting principles.

(C) Notwithstanding the provisions of paragraphs (i)(6)(iv) (A) and (B) of this section, no income may be recognized for contractual services performed on behalf of investors in oil and gas producing activities managed by the registrant or an affiliate. Furthermore, no income may be recognized for contractual services to the extent that the consideration received for such services represents an interest in the underlying property.

(D) Any income not recognized as a result of these rules would be credited to the full cost account and recognized through a lower amortization provision as reserves are produced.

(7) *Disclosures*. Reporting entities that follow the full cost method of accounting shall disclose all of the information required by paragraph (k) of this section, with each cost center considered as a separate geographic area, except that reasonable groupings may be made of cost centers that are not significant in the aggregate. In addition:

(i) For each cost center for each year that an income statement is required, disclose the total amount of amortization expense (per equivalent physical unit of production if amortization is computed on the basis of physical units or per dollar of gross revenue from production if amortization is computed on the basis of gross revenue).

(ii) State separately on the face of the balance sheet the aggregate of the capitalized costs of unproved properties and major development projects that are excluded, in accordance with paragraph (i)(3) of this section, from the capitalized costs being amortized. Provide a description in the notes to the financial statements of the current status of the significant properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation. Present a table that shows, by category of cost, (A) the total costs excluded as of the most recent fiscal year; and (B) the amounts of such excluded costs, incurred ( *1* ) in each of the three most recent fiscal years and ( *2* ) in the aggregate for any earlier fiscal years in which the costs were incurred. Categories of cost to be disclosed include acquisition costs, exploration costs, development costs in the case of significant development projects and capitalized interest.

(8) For purposes of this paragraph (c), the term “current price” shall mean the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Income Taxes

(d) *Income taxes*. Comprehensive interperiod income tax allocation by a method which complies with generally accepted accounting principles shall be followed for intangible drilling and development costs and other costs incurred that enter into the determination of taxable income and pretax accounting income in different periods.

[43 FR 60405, Dec. 27, 1978, as amended at 43 FR 60417, Dec. 27, 1978; 44 FR 57036, 57038, Oct. 9, 1979; 45 FR 27749, Apr. 24, 1980. Redesignated and amended at 45 FR 63669, Sept. 25, 1980; 47 FR 57913, Dec. 29, 1982; 48 FR 44200, Sept. 28, 1983; 49 FR 18473, May 1, 1984; 57 FR 45293, Oct. 1, 1992; 61 FR 30401, June 14, 1996; 74 FR 2190, Jan. 14, 2009; 76 FR 50119, Aug. 12, 2011]

**RECONCILIATION DEFINITIONS**
**SEC REGULATION S-X**

### Revisions of Previous Estimates

Revisions represent changes in previous estimates of proved reserves either upward or downward, resulting from new information (except for an increase in proved acreage) normally obtained from *development drilling* and *production history* or resulting from *a change in economic factors*.

### Development Well

A well drilled within the *proved area* of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

### Extensions, Discoveries and Other Additions

Additions to proved reserves that result from *extensions of the proved acreage* of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery and *discovery of new fields* with proved reserves or of *new reservoirs of proved reserves* in old fields.

### Improved Recovery

Changes in reserve estimates resulting from application of improved recovery techniques shall be separately shown if significant. If not significant, such changes should be included in Revisions of Previous Estimates.

**Table 1**
**Legend Energy Canada Ltd.**
**DETAILED ECONOMIC SUMMARY**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012 — Canada

| | | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|---|
| **Light and Medium Oil** | **Mbbl** | | | | | | |
| Ultimate Remaining | | 250.0 | | | 250.0 | 159.9 | 409.9 |
| WI Before Royalty | | 53.1 | | | 53.1 | 47.3 | 100.4 |
| WI After Royalty | | 51.1 | | | 51.1 | 44.7 | 95.8 |
| Royalty Interest | | 0.4 | | | 0.4 | 0.2 | 0.6 |
| Total Net | | 51.5 | | | 51.5 | 44.9 | 96.4 |
| **Heavy Oil** | **Mbbl** | | | | | | |
| Ultimate Remaining | | 3,650.2 | | 557.1 | 4,207.2 | 2,668.5 | 6,875.7 |
| WI Before Royalty | | 102.0 | | 15.6 | 117.5 | 74.5 | 192.1 |
| WI After Royalty | | 99.3 | | 14.0 | 113.3 | 72.4 | 185.7 |
| Royalty Interest | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| Total Net | | 99.3 | | 14.0 | 113.3 | 72.4 | 185.7 |
| **Total Oil** | **Mbbl** | | | | | | |
| Ultimate Remaining | | 3,900.2 | | 557.1 | 4,457.2 | 2,828.5 | 7,285.7 |
| WI Before Royalty | | 155.0 | | 15.6 | 170.6 | 121.9 | 292.5 |
| WI After Royalty | | 150.4 | | 14.0 | 164.4 | 117.1 | 281.5 |
| Royalty Interest | | 0.4 | | 0.0 | 0.4 | 0.2 | 0.6 |
| Total Net | | 150.8 | | 14.0 | 164.8 | 117.3 | 282.1 |
| **Sales Gas** | **MMcf** | | | | | | |
| Ultimate Remaining | | 7,683.0 | | 150.6 | 7,833.5 | 4,111.4 | 11,944.9 |
| WI Before Royalty | | 1,385.2 | | 4.2 | 1,389.4 | 1,164.2 | 2,553.6 |
| WI After Royalty | | 1,216.4 | | 4.1 | 1,220.5 | 1,022.2 | 2,242.7 |
| Royalty Interest | | 2.3 | | 0.0 | 2.3 | 1.1 | 3.4 |
| Total Net | | 1,218.8 | | 4.1 | 1,222.8 | 1,023.3 | 2,246.1 |
| **NGLs** | **Mbbl** | | | | | | |
| Ultimate Remaining | | 19.7 | | 0.0 | 19.7 | 103.3 | 122.9 |
| WI Before Royalty | | 2.4 | | 0.0 | 2.4 | 32.0 | 34.3 |
| WI After Royalty | | 1.9 | | 0.0 | 1.9 | 24.7 | 26.5 |
| Royalty Interest | | 0.1 | | 0.0 | 0.1 | 0.0 | 0.1 |
| Total Net | | 1.9 | | 0.0 | 1.9 | 24.7 | 26.6 |
| **Sulphur** | **Mlt** | | | | | | |
| Ultimate Remaining | | 0.0 | | 0.0 | 0.0 | 0.1 | 0.1 |
| WI Before Royalty | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| WI After Royalty | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| Royalty Interest | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| Total Net | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| **MBOE** | **MBoe** | | | | | | |
| Ultimate Remaining | | 5,200.3 | | 582.1 | 5,782.5 | 3,617.0 | 9,399.4 |
| WI Before Royalty | | 388.3 | | 16.3 | 404.5 | 347.9 | 752.4 |
| WI After Royalty | | 355.0 | | 14.7 | 369.7 | 312.1 | 681.8 |
| Royalty Interest | | 0.9 | | 0.0 | 0.9 | 0.4 | 1.2 |
| Total Net | | 355.9 | | 14.7 | 370.5 | 312.5 | 683.0 |
| **NPV - BTAX** | **M$** | | | | | | |
| Undiscounted | | 7,046.3 | | 239.7 | 7,286.0 | 4,922.0 | 12,208.0 |
| Discounted at 5% | | 5,295.2 | | 131.4 | 5,426.5 | 2,452.3 | 7,878.8 |
| Discounted at 10% | | 4,205.0 | | 49.7 | 4,254.7 | 1,364.3 | 5,619.0 |
| Discounted at 15% | | 3,478.4 | | -9.4 | 3,469.0 | 797.1 | 4,266.1 |
| Discounted at 20% | | 2,966.7 | | -52.4 | 2,914.3 | 458.7 | 3,373.0 |
| **NPV - ATAX (Tax Pools)** | **M$** | | | | | | |
| Undiscounted | | 7,046.3 | 0.0 | 239.7 | 7,286.0 | 4,922.0 | 12,208.0 |
| Discounted at 5% | | 5,295.2 | 0.0 | 131.4 | 5,426.5 | 2,452.3 | 7,878.8 |
| Discounted at 10% | | 4,205.0 | 0.0 | 49.7 | 4,254.7 | 1,364.3 | 5,619.0 |
| Discounted at 15% | | 3,478.4 | 0.0 | -9.4 | 3,469.0 | 797.1 | 4,266.1 |
| Discounted at 20% | | 2,966.7 | 0.0 | -52.4 | 2,914.3 | 458.7 | 3,373.0 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

## Table 2-A
## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Canada

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int % | Category | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI Mstb | BOE RI Mstb | BOE Net Mstb | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Canada | | | | | | | | | | | | | | | | | | |
| Alberta | | | | | | | | | | | | | | | | | | |
| Berwyn | | | | | | | | | | | | | | | | | | |
| 00/07-11-082-24W5/2 | FALHER | 100.00 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -29.6 | -29.6 | -29.5 |
| Berwyn | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -29.6 | -29.6 | -29.5 |
| Joffre | | | | | | | | | | | | | | | | | | |
| 00/09-30-039-26W4/2 | Ellerslie | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Joffre | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Liege | | | | | | | | | | | | | | | | | | |
| Liege GOB Royalty Reduction | | 10.00 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |
| Liege | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |
| Medicine River | | | | | | | | | | | | | | | | | | |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | 91.50 | PDP | 0.0 | 0.0 | 0.0 | 247.9 | 0.0 | 227.8 | 0.3 | 0.0 | 0.2 | 41.6 | 0.0 | 38.2 | 13.6 | 11.5 | 9.5 |
| 00/16-30-038-02W5/0 | ELLERSLIE | 65.50 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -19.2 | -19.1 | -19.1 |
| 00/02-25-038-03W5/2 | OSTRACOD | 46.50 | PDP | 0.0 | 0.0 | 0.0 | 10.2 | 0.0 | 7.9 | 0.7 | 0.0 | 0.5 | 2.4 | 0.0 | 1.9 | -3.0 | -2.0 | -1.1 |
| 02/02-25-038-03W5/2 | MANNVILLE | 72.83 | PDP | 0.0 | 0.0 | 0.0 | 4.3 | 0.0 | 3.3 | 0.2 | 0.0 | 0.2 | 0.9 | 0.0 | 0.7 | -18.7 | -18.2 | -17.7 |
| 02/06-21-039-01W5/2 | COLONY | 75.00 | PDP | 0.0 | 0.0 | 0.0 | 32.6 | 0.0 | 26.8 | 0.7 | 0.0 | 0.6 | 6.1 | 0.0 | 5.0 | -4.9 | -3.7 | -2.7 |
| Medicine River | | | | 0.0 | 0.0 | 0.0 | 295.0 | 0.0 | 265.8 | 1.9 | 0.0 | 1.5 | 51.1 | 0.0 | 45.8 | -32.2 | -31.5 | -31.1 |
| Turin | | | | | | | | | | | | | | | | | | |
| 00/12-01-011-18W4/0 | SUNBURST SS | 0.29 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.7 | 0.7 | 0.6 |
| 00/09-06-011-18W4/2 | FISH SCALES | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 |
| 00/12-07-011-18W4/0 | SUNBURST SS | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 3.0 | 2.7 | 2.4 |
| 00/13-07-011-18W4/0 | SAWTOOTH | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 0.3 |
| 00/14-07-011-18W4/0 | MANNVILLE LOWER | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.2 | 1.1 | 1.1 |
| 00/06-18-011-18W4/0 | SUNBURST SS | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.8 | 0.8 |
| 00/08-18-011-18W4/3 | MANNVILLE LOWER | 0.62 | PDP | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 5.0 | 4.3 | 3.8 |
| 00/09-12-011-19W4/0 | SAWTOOTH | 0.62 | PDP | 0.0 | 0.1 | 0.1 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 6.8 | 5.7 | 4.9 |
| 00/13-15-011-19W4/0 | GLAUCONITIC | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 1.8 | 1.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 4.7 | 3.9 | 3.3 |
| 00/12-35-011-19W4/0 | MANNVILLE GRP | 0.46 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.8 | 0.7 | 0.6 |
| 00/10-36-011-19W4/0 | MANNVILLE GRP | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Turin | | | | 0.0 | 0.3 | 0.3 | 0.0 | 2.3 | 2.3 | 0.0 | 0.1 | 0.1 | 0.0 | 0.7 | 0.7 | 23.4 | 20.3 | 17.9 |
| Wildmere | | | | | | | | | | | | | | | | | | |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER | 2.79 | PDP | 102.0 | 0.0 | 99.3 | 27.6 | 0.0 | 26.5 | 0.0 | 0.0 | 0.0 | 106.6 | 0.0 | 103.7 | 2,755.7 | 2,241.0 | 1,884.4 |
| Wildmere | | | | 102.0 | 0.0 | 99.3 | 27.6 | 0.0 | 26.5 | 0.0 | 0.0 | 0.0 | 106.6 | 0.0 | 103.7 | 2,755.7 | 2,241.0 | 1,884.4 |
| Alberta | | | | 102.0 | 0.3 | 99.6 | 322.6 | 2.3 | 294.6 | 1.9 | 0.1 | 1.5 | 157.6 | 0.7 | 150.2 | 2,838.0 | 2,303.2 | 1,931.1 |
| British Columbia | | | | | | | | | | | | | | | | | | |
| Boundary Lake | | | | | | | | | | | | | | | | | | |
| 00/14-07-084-13W6/0 | BOUNDARY LAKE | 1.22 | PDP | 0.3 | 0.0 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 13.6 | 12.0 | 10.8 |
| 00/16-05-084-14W6/0 | BOUNDARY LAKE | 10.87 | PDP | 5.7 | 0.0 | 5.4 | 1.5 | 0.0 | 1.3 | 0.2 | 0.0 | 0.1 | 6.1 | 0.0 | 5.8 | 213.8 | 159.1 | 126.8 |
| 00/06-07-084-14W6/0 | BOUNDARY LAKE | 13.29 | PDP | 1.7 | 0.0 | 1.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.6 | 52.9 | 45.0 | 39.0 |
| 00/08-08-084-14W6/0 | BOUNDARY LAKE | 6.64 | PDP | 3.2 | 0.0 | 3.0 | 0.8 | 0.0 | 0.7 | 0.1 | 0.0 | 0.1 | 3.4 | 0.0 | 3.2 | 148.1 | 123.8 | 106.5 |
| 00/06-09-084-14W6/0 | BOUNDARY LAKE | 8.01 | PDP | 1.4 | 0.0 | 1.4 | 0.7 | 0.0 | 0.6 | 0.1 | 0.0 | 0.1 | 1.7 | 0.0 | 1.6 | 53.8 | 45.0 | 38.5 |
| Boundary Lake | | | | 12.4 | 0.0 | 11.6 | 3.0 | 0.0 | 2.6 | 0.4 | 0.0 | 0.3 | 13.2 | 0.0 | 12.4 | 482.1 | 384.9 | 321.5 |
| Clarke Lake | | | | | | | | | | | | | | | | | | |

*Report Time: Wed, 06 Feb 2013 14:04 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant)*
*Hierarchy: Reserves*
*DB: Legend (2010.10) : oracle02 Version: 2010.10.4908*

INSITE Petroleum Consultants Ltd.

# Table 2-A
# Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Canada

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int % | Category | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI Mstb | BOE RI Mstb | BOE Net Mstb | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 00/C-052-F/094-J-10/0 | SLAVE POINT | 25.00 | PDP | 0.0 | 0.0 | 0.0 | 831.0 | 0.0 | 723.6 | 0.0 | 0.0 | 0.0 | 138.5 | 0.0 | 120.6 | 285.7 | 243.2 | 211.4 |
| 00/D-066-G/094-J-10/0 | SLAVE POINT | 9.38 | PDP | 0.0 | 0.0 | 0.0 | 195.8 | 0.0 | 170.5 | 0.0 | 0.0 | 0.0 | 32.6 | 0.0 | 28.4 | 58.8 | 52.0 | 46.6 |
| Clarke Lake | | | | 0.0 | 0.0 | 0.0 | 1,026.8 | 0.0 | 894.1 | 0.0 | 0.0 | 0.0 | 171.1 | 0.0 | 149.0 | 344.5 | 295.2 | 258.0 |
| Fort St John | | | | | | | | | | | | | | | | | | |
| 00/14-05-083-18W6/0 | BELLOY | 7.50 | PDP | 0.0 | 0.0 | 0.0 | 31.1 | 0.0 | 26.0 | 0.0 | 0.0 | 0.0 | 5.2 | 0.0 | 4.4 | 6.3 | 6.2 | 6.1 |
| 00/16-08-083-18W6/2 | BALDONNEL | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Fort St John | | | | 0.0 | 0.0 | 0.0 | 31.1 | 0.0 | 26.0 | 0.0 | 0.0 | 0.0 | 5.2 | 0.0 | 4.4 | 6.3 | 6.2 | 6.1 |
| Inga | | | | | | | | | | | | | | | | | | |
| 00/16-19-085-23W6/0 | INGA SAND | 90.30 | PDP | 40.7 | 0.1 | 39.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 40.7 | 0.1 | 39.6 | 1,624.1 | 1,215.3 | 961.5 |
| Inga | | | | 40.7 | 0.1 | 39.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 40.7 | 0.1 | 39.6 | 1,624.1 | 1,215.3 | 961.5 |
| Umbach | | | | | | | | | | | | | | | | | | |
| 00/D-079-F/094-H-03/0 | BLUESKY | 1.75 | PDP | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.4 | 0.1 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 0.1 | 0.1 | 0.2 |
| Umbach | | | | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.4 | 0.1 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 0.1 | 0.1 | 0.2 |
| British Columbia | | | | 53.1 | 0.1 | 51.3 | 1,062.6 | 0.0 | 924.1 | 0.5 | 0.0 | 0.4 | 230.6 | 0.1 | 205.6 | 2,457.2 | 1,901.8 | 1,547.3 |
| Canada | | | | 155.0 | 0.4 | 150.8 | 1,385.2 | 2.3 | 1,218.8 | 2.4 | 0.1 | 1.9 | 388.3 | 0.9 | 355.9 | 5,295.2 | 4,205.0 | 3,478.4 |
| Total | | | | 155.0 | 0.4 | 150.8 | 1,385.2 | 2.3 | 1,218.8 | 2.4 | 0.1 | 1.9 | 388.3 | 0.9 | 355.9 | 5,295.2 | 4,205.0 | 3,478.4 |

## Table 2-B
## Legend Energy Canada Ltd.
## CASH FLOW TAX POOL
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Canada

Effective December 31, 2012 — Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes Mbbl | WI Volume Mbbl | RI Volume Mbbl | Price $/bbl | Revenue M$ |
| 2013 | 92.0 | 1,054 | 384.7 | 14.3 | 0.1 | 75.95 | 1,092 |
| 2014 | 91.0 | 977 | 356.4 | 13.3 | 0.1 | 75.99 | 1,019 |
| 2015 | 91.0 | 899 | 328.2 | 12.4 | 0.1 | 76.05 | 946 |
| 2016 | 89.0 | 828 | 303.0 | 11.5 | 0.0 | 76.11 | 882 |
| 2017 | 88.0 | 765 | 279.3 | 10.7 | 0.0 | 76.16 | 819 |
| 2018 | 88.0 | 709 | 258.7 | 10.0 | 0.0 | 76.20 | 763 |
| 2019 | 87.0 | 657 | 239.9 | 9.3 | 0.0 | 76.25 | 712 |
| 2020 | 87.0 | 611 | 223.7 | 8.7 | 0.0 | 76.29 | 667 |
| 2021 | 87.0 | 569 | 207.8 | 8.1 | 0.0 | 76.32 | 622 |
| 2022 | 87.0 | 530 | 193.3 | 7.6 | 0.0 | 76.36 | 582 |
| Sub | | | 2,774.9 | 106.1 | 0.4 | 76.14 | 8,104 |
| Rem | | | 1,125.3 | 49.0 | 0.1 | 77.81 | 3,814 |
| Total | | | 3,900.2 | 155.0 | 0.4 | 76.67 | 11,918 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue M$ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 11.0 | 3,072 | 1,121.4 | 216.4 | 0.4 | 1.60 | 347 | 0.0 | 85.02 | 141 | 141 |
| 2014 | 10.0 | 2,714 | 990.7 | 190.5 | 0.3 | 1.58 | 302 | 0.0 | 85.00 | 125 | 126 |
| 2015 | 9.0 | 2,404 | 877.5 | 164.5 | 0.3 | 1.55 | 256 | 0.0 | 85.02 | 110 | 110 |
| 2016 | 7.0 | 2,128 | 779.0 | 142.4 | 0.2 | 1.52 | 217 | 0.0 | 0.00 | 97 | 97 |
| 2017 | 5.0 | 1,686 | 615.4 | 123.3 | 0.2 | 1.52 | 188 | 0.0 | 0.00 | 86 | 86 |
| 2018 | 5.0 | 1,529 | 558.2 | 111.9 | 0.2 | 1.52 | 171 | 0.0 | 0.00 | 79 | 79 |
| 2019 | 4.0 | 1,303 | 475.4 | 73.2 | 0.1 | 1.29 | 95 | 0.0 | 0.00 | 59 | 59 |
| 2020 | 3.0 | 1,169 | 428.0 | 66.8 | 0.1 | 1.29 | 86 | 0.0 | 0.00 | 54 | 54 |
| 2021 | 3.0 | 1,063 | 388.0 | 60.6 | 0.1 | 1.29 | 78 | 0.0 | 0.00 | 50 | 50 |
| 2022 | 3.0 | 967 | 352.9 | 55.1 | 0.1 | 1.29 | 71 | 0.0 | 0.00 | 46 | 46 |
| Sub | | | 6,586.6 | 1,204.8 | 2.1 | 1.50 | 1,811 | 0.0 | 85.01 | | |
| Rem | | | 1,096.4 | 180.3 | 0.3 | 1.31 | 237 | 0.0 | 0.00 | | |
| Total | | | 7,683.0 | 1,385.2 | 2.3 | 1.48 | 2,048 | 0.0 | 85.01 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ |
| 2013 | 295.4 | 2.0 | 94.51 | 28.1 | 3.9 | 0.0 | 6.49 | 0.0 | 381.8 | 3.7 | 28.70 | 11.1 |
| 2014 | 230.7 | 1.7 | 94.56 | 22.0 | 3.3 | 0.0 | 6.49 | 0.0 | 228.4 | 3.2 | 28.46 | 6.6 |
| 2015 | 140.1 | 1.4 | 94.82 | 13.4 | 1.2 | 0.0 | 6.49 | 0.0 | 143.8 | 2.7 | 28.15 | 4.1 |
| 2016 | 41.2 | 1.2 | 96.47 | 4.1 | 0.0 | 0.0 | 0.00 | 0.0 | 36.0 | 2.3 | 25.62 | 1.0 |
| 2017 | 27.0 | 1.1 | 95.67 | 2.7 | 0.0 | 0.0 | 0.00 | 0.0 | 28.4 | 2.0 | 26.82 | 0.8 |
| 2018 | 24.4 | 0.9 | 95.68 | 2.4 | 0.0 | 0.0 | 0.00 | 0.0 | 25.7 | 1.7 | 26.81 | 0.7 |
| 2019 | 2.8 | 0.8 | 104.99 | 0.4 | 0.0 | 0.0 | 0.00 | 0.0 | 14.1 | 1.4 | 25.41 | 0.4 |
| 2020 | 2.6 | 0.6 | 105.16 | 0.3 | 0.0 | 0.0 | 0.00 | 0.0 | 12.8 | 1.1 | 25.32 | 0.4 |
| 2021 | 2.4 | 0.5 | 105.20 | 0.3 | 0.0 | 0.0 | 0.00 | 0.0 | 11.5 | 0.9 | 25.30 | 0.3 |
| 2022 | 2.2 | 0.4 | 105.25 | 0.3 | 0.0 | 0.0 | 0.00 | 0.0 | 10.4 | 0.8 | 25.28 | 0.3 |
| Sub | 768.9 | 10.6 | 94.94 | 74.0 | 8.5 | 0.0 | 6.49 | 0.1 | 893.0 | 19.8 | 28.11 | 25.7 |
| Rem | 16.5 | 1.5 | 108.86 | 2.0 | 0.0 | 0.0 | 0.00 | 0.0 | 53.5 | 2.8 | 25.65 | 1.4 |
| Total | 785.4 | 12.2 | 95.25 | 76.0 | 8.5 | 0.0 | 6.49 | 0.1 | 946.5 | 22.7 | 27.96 | 27.1 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 269.0 | 2.5 | 61.80 | 16.8 | 950.1 | 8.2 | 754.3 |
| 2014 | 176.8 | 2.1 | 62.04 | 11.1 | 639.3 | 7.0 | 510.9 |
| 2015 | 100.1 | 1.8 | 62.57 | 6.4 | 385.3 | 6.0 | 305.3 |
| 2016 | 22.6 | 1.5 | 66.58 | 1.6 | 99.8 | 5.1 | 79.1 |
| 2017 | 17.2 | 1.3 | 68.49 | 1.3 | 72.6 | 4.3 | 57.5 |
| 2018 | 15.6 | 1.1 | 68.50 | 1.1 | 65.6 | 3.7 | 51.9 |
| 2019 | 5.6 | 1.0 | 78.05 | 0.5 | 22.5 | 3.2 | 20.8 |
| 2020 | 5.2 | 0.7 | 78.13 | 0.5 | 20.5 | 2.4 | 18.4 |
| 2021 | 4.7 | 0.6 | 78.15 | 0.4 | 18.6 | 2.1 | 16.6 |
| 2022 | 4.3 | 0.5 | 78.16 | 0.4 | 17.0 | 1.8 | 15.0 |
| Sub | 621.0 | 13.3 | 63.13 | 40.0 | 2,291.4 | 43.7 | 1,830.0 |
| Rem | 29.8 | 1.9 | 80.60 | 2.6 | 99.8 | 6.3 | 84.2 |
| Total | 650.8 | 15.2 | 63.96 | 42.6 | 2,391.2 | 50.0 | 1,914.2 |

### CASH FLOW BTAX

| | Company Revenue M$ | Crown Royalty M$ | Freehold Royalty M$ | ORR Royalty M$ | Mineral Tax M$ | Total Royalty Burden % | Net Rev After Royalties M$ | Other Income M$ | Sask Corp Cap Tax M$ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,495 | 75.2 | 15.9 | 11.1 | 1.5 | 7 | 1,392 | 0.0 | 0.0 |
| 2014 | 1,360 | 59.0 | 10.6 | 9.5 | 1.0 | 6 | 1,280 | 0.0 | 0.0 |
| 2015 | 1,226 | 46.8 | 5.3 | 8.5 | 0.4 | 5 | 1,165 | 0.0 | 0.0 |
| 2016 | 1,105 | 36.8 | 0.0 | 7.3 | 0.0 | 4 | 1,061 | 0.0 | 0.0 |
| 2017 | 1,012 | 27.4 | 0.0 | 6.3 | 0.0 | 3 | 978 | 0.0 | 0.0 |
| 2018 | 938 | 20.8 | 0.0 | 5.7 | 0.0 | 3 | 912 | 0.0 | 0.0 |
| 2019 | 808 | 12.6 | 0.0 | 3.2 | 0.0 | 2 | 793 | 0.0 | 0.0 |
| 2020 | 755 | 8.4 | 0.0 | 2.9 | 0.0 | 1 | 743 | 0.0 | 0.0 |
| 2021 | 701 | 11.8 | 0.0 | 2.6 | 0.0 | 2 | 687 | 0.0 | 0.0 |
| 2022 | 654 | 13.5 | 0.0 | 2.4 | 0.0 | 2 | 638 | 0.0 | 0.0 |
| Sub | 10,055 | 312.2 | 31.8 | 59.6 | 2.9 | 4 | 9,649 | 0.0 | 0.0 |
| Rem | 4,057 | 58.5 | 0.0 | 9.4 | 0.0 | 2 | 3,989 | 0.0 | 0.0 |
| Total | 14,112 | 370.7 | 31.8 | 69.0 | 2.9 | 3 | 13,638 | 0.0 | 0.0 |

| | Fixed Oper Expense M$ | Variable Operating Expense M$ | Other Expenses M$ | Total Operating Costs M$ | Abandon Cost & Salvage M$ | Net Operating Income M$ | Total Investment M$ | NET Cash Flow M$ | CUM Cash Flow M$ | Disc Cash Flow (10%) M$ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 405.0 | 164.9 | 0.2 | 570.1 | 70.2 | 751 | 26.7 | 724 | 724 | 689 |
| 2014 | 336.0 | 144.8 | 0.2 | 480.9 | 0.0 | 799 | 72.0 | 727 | 1,452 | 629 |
| 2015 | 322.6 | 122.8 | 0.1 | 445.6 | 29.9 | 689 | 0.0 | 689 | 2,141 | 544 |
| 2016 | 306.1 | 104.2 | 0.1 | 410.5 | 3.9 | 647 | 0.0 | 647 | 2,788 | 463 |
| 2017 | 300.9 | 93.2 | 0.1 | 394.2 | 0.0 | 584 | 0.0 | 584 | 3,372 | 380 |
| 2018 | 300.9 | 85.5 | 0.1 | 386.5 | 18.8 | 506 | 0.0 | 506 | 3,878 | 300 |
| 2019 | 262.5 | 57.2 | 0.1 | 319.7 | 0.0 | 473 | 0.0 | 473 | 4,351 | 255 |
| 2020 | 262.5 | 53.0 | 0.1 | 315.5 | 0.0 | 428 | 0.0 | 428 | 4,779 | 209 |
| 2021 | 262.5 | 48.9 | 0.0 | 311.4 | 0.0 | 376 | 0.0 | 376 | 5,154 | 167 |
| 2022 | 262.5 | 45.3 | 0.0 | 307.8 | 0.0 | 331 | 0.0 | 331 | 5,485 | 134 |
| Sub | 3,021.5 | 919.8 | 1.0 | 3,942.3 | 122.9 | 5,584 | 98.7 | 5,485 | 5,485 | 3,769 |
| Rem | 2,036.2 | 241.0 | 0.1 | 2,277.3 | 150.2 | 1,561 | 0.0 | 1,561 | 7,046 | 436 |
| Total | 5,057.7 | 1,160.7 | 1.2 | 6,219.6 | 273.0 | 7,145 | 98.7 | 7,046 | 7,046 | 4,205 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 4.7 |
| RLI (Principal Product) | 7.56 |
| Reserves Life | 28.00 |
| RLI (BOE) | 7.6 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (Mbbl) | 3,900 | 155 | 155 | 151 |
| Gas (MMcf) | 7,683 | 1,385 | 1,387 | 1,219 |
| Gas (Mbbl) | 1,280 | 231 | 231 | 203 |
| *NGL (bbl) | 14,372 | 1,606 | 1,644 | 1,300 |
| Cond (bbl) | 5,281 | 785 | 798 | 615 |
| Total (bbl) | 5,200,322 | 388,278 | 389,144 | 355,883 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are Included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income M$ | Investment M$ | Cash Flow M$ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 7,145 | 98.7 | 7,046 | 18.11 |
| 5 | 5,390 | 94.5 | 5,295 | 13.61 |
| 8 | 4,678 | 92.1 | 4,585 | 11.78 |
| 10 | 4,296 | 90.6 | 4,205 | 10.81 |
| 15 | 3,565 | 87.1 | 3,478 | 8.94 |
| 20 | 3,051 | 83.8 | 2,967 | 7.62 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 700.52 | 700.52 |
| Cost Of Reserves | $/BOE | 0.25 | 0.25 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked | ATAX Unrisked | ATAX Risked |
|---|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 42.6 | 42.6 | 42.6 | 42.6 |
| NPV/Disc Invest | | 46.4 | 46.4 | 46.4 | 46.4 |
| NPV/DIS Cap Exposure | | 64.2 | 64.2 | 64.2 | 64.2 |
| NPV/BOEPD | (M$/boepd) | 29.8 | 29.8 | 29.8 | 29.8 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 147.42 | 147.42 | 147.87 | 147.87 |
| Prod (12 Mo Ave) | (BOEPD) | 140.51 | 140.51 | 140.94 | 140.94 |
| Price | ($/BOE) | 29.00 | 29.00 | 29.04 | 29.04 |
| Royalties | ($/BOE) | 2.02 | 2.02 | 2.01 | 2.01 |
| Operating Costs | ($/BOE) | 11.11 | 11.11 | 11.08 | 11.08 |
| NetBack | ($/BOE) | 16.00 | 16.00 | 15.96 | 15.96 |
| Recycle Ratio | (ratio) | 62.94 | 62.94 | 62.88 | 62.88 |

# Table 2-B
## Legend Energy Canada Ltd.
## CASH FLOW TAX POOL
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Canada

Effective December 31, 2012

Total Proved Developed Producing Reserves

### CASH FLOW ATAX

| | Income Before Tax Loss | Tax Loss Generated | Tax Loss Claim | Federal Taxable Income | Basic Federal Tax | Federal M&P Tax Credit | Federal Surtax | Invest Tax Credit | Federal Income Tax | Attributed Royalty Income | Provincial Taxable Income | Basic Provincial Tax | Provincial M&P Tax Credit | Provincial Income Tax | Total Income Tax | BTAX Cash Flow | ATAX Cash Flow | CUM Cash Flow | Disc Cash Flow (10%) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ |
| 2013 | -876.7 | 876.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 724 | 724 | 724 | 689 |
| 2014 | -586.3 | 586.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 727 | 727 | 1,452 | 629 |
| 2015 | -495.0 | 495.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 689 | 689 | 2,141 | 544 |
| 2016 | -364.4 | 364.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 647 | 647 | 2,788 | 463 |
| 2017 | -285.4 | 285.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 584 | 584 | 3,372 | 380 |
| 2018 | -245.7 | 245.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 506 | 506 | 3,878 | 300 |
| 2019 | -181.4 | 181.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 473 | 473 | 4,351 | 255 |
| 2020 | -144.2 | 144.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 428 | 428 | 4,779 | 209 |
| 2021 | -121.8 | 121.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 376 | 376 | 5,154 | 167 |
| 2022 | -105.6 | 105.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 331 | 331 | 5,485 | 134 |
| Sub | -3,406.4 | 3,406.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,485 | 5,485 | 5,485 | 3,769 |
| Rem | -2,103.8 | 2,103.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1,561 | 1,561 | 7,046 | 436 |
| Total | -5,510.2 | 5,510.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 7,046 | 7,046 | 7,046 | 4,205 |

### TAXABLE INCOME

| | Resource Revenue | Resource Royalty | Plus Non-Deduct Royalty | Resource Allowance | Resource Operating Cost | Resource CCA | Resource Overhead | Net Production Royalty | Net Resource Royalty Income | Net Other Resource Income | COGPE | CDE | CEE | Depletion Allowance | Resource Taxable Income |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ |
| 2013 | 1,488 | 97.1 | 0.0 | 0.0 | 640.2 | 532.8 | 0.0 | 0.0 | -20.1 | 0.0 | 1,032.6 | 42.1 | 0.0 | 0.0 | -876.7 |
| 2014 | 1,355 | 81.3 | 0.0 | 0.0 | 480.7 | 411.9 | 0.0 | 0.0 | -14.6 | 0.0 | 929.3 | 23.1 | 0.0 | 0.0 | -586.3 |
| 2015 | 1,221 | 66.9 | 0.0 | 0.0 | 475.4 | 317.9 | 0.0 | 0.0 | -9.2 | 0.0 | 836.4 | 10.2 | 0.0 | 0.0 | -495.0 |
| 2016 | 1,101 | 55.0 | 0.0 | 0.0 | 414.3 | 238.5 | 0.0 | 0.0 | -3.7 | 0.0 | 752.8 | 1.7 | 0.0 | 0.0 | -364.4 |
| 2017 | 1,008 | 44.1 | 0.0 | 0.0 | 394.1 | 178.8 | 0.0 | 0.0 | -3.2 | 0.0 | 677.5 | -3.8 | 0.0 | 0.0 | -285.4 |
| 2018 | 935 | 36.2 | 0.0 | 0.0 | 405.2 | 134.1 | 0.0 | 0.0 | -3.1 | 0.0 | 609.7 | -7.3 | 0.0 | 0.0 | -245.7 |
| 2019 | 806 | 26.8 | 0.0 | 0.0 | 319.7 | 100.6 | 0.0 | 0.0 | -1.0 | 0.0 | 548.8 | -9.4 | 0.0 | 0.0 | -181.4 |
| 2020 | 753 | 21.5 | 0.0 | 0.0 | 315.5 | 75.4 | 0.0 | 0.0 | -1.0 | 0.0 | 493.9 | -10.5 | 0.0 | 0.0 | -144.2 |
| 2021 | 700 | 17.0 | 0.0 | 0.0 | 311.4 | 56.6 | 0.0 | 0.0 | -0.9 | 0.0 | 444.5 | -8.9 | 0.0 | 0.0 | -121.8 |
| 2022 | 653 | 13.5 | 0.0 | 0.0 | 307.7 | 42.4 | 0.0 | 0.0 | -1.1 | 0.0 | 400.1 | -6.3 | 0.0 | 0.0 | -105.6 |
| Sub | 10,021 | 459.5 | 0.0 | 0.0 | 4,064.1 | 2,089.1 | 0.0 | 0.0 | -57.8 | 0.0 | 6,725.6 | 30.9 | 0.0 | 0.0 | -3,406.4 |
| Rem | 4,051 | 58.5 | 0.0 | 0.0 | 2,427.3 | 127.3 | 0.0 | 0.0 | -3.4 | 0.0 | 3,552.6 | -14.6 | 0.0 | 0.0 | -2,103.8 |
| Total | 14,071 | 518.0 | 0.0 | 0.0 | 6,491.4 | 2,216.4 | 0.0 | 0.0 | -61.1 | 0.0 | 10,278.2 | 16.3 | 0.0 | 0.0 | -5,510.2 |

### TAX LOSS POOL

| | Net Processing Income | Class 41 CCA | Processing Overhead | M&P Taxable Income | Other Business Income | Class 1 CCA | Class 2 CCA | Non Resource Overhead | Other Taxable Income | Overhead to CEE | Overhead to CDE | COGPE Pool | CDE Pool | CEE Pool | Depletion Pool | Acri Pool | Tax Loss Pool |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ | M$ |
| 2013 | 0.0 | 3.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 9,293.5 | 98.2 | 0.0 | 0.0 | 0.0 | 4,558.6 |
| 2014 | 0.0 | 14.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 8,364.1 | 53.8 | 0.0 | 0.0 | 0.0 | 5,144.9 |
| 2015 | 0.0 | 20.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 7,527.7 | 23.9 | 0.0 | 0.0 | 0.0 | 5,639.9 |
| 2016 | 0.0 | 15.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 6,774.9 | 4.0 | 0.0 | 0.0 | 0.0 | 6,004.3 |
| 2017 | 0.0 | 11.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 6,097.5 | -8.9 | 0.0 | 0.0 | 0.0 | 6,289.7 |
| 2018 | 0.0 | 8.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,487.7 | -17.0 | 0.0 | 0.0 | 0.0 | 6,535.3 |
| 2019 | 0.0 | 6.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,938.9 | -21.9 | 0.0 | 0.0 | 0.0 | 6,716.8 |
| 2020 | 0.0 | 4.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,445.0 | -24.5 | 0.0 | 0.0 | 0.0 | 6,860.9 |
| 2021 | 0.0 | 3.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,000.5 | -20.8 | 0.0 | 0.0 | 0.0 | 6,982.7 |
| 2022 | 0.0 | 2.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3,600.5 | -14.6 | 0.0 | 0.0 | 0.0 | 7,088.3 |
| Sub | 0.0 | 90.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3,600.5 | -14.6 | 0.0 | 0.0 | 0.0 | 7,088.3 |
| Rem | 0.0 | 8.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 47.9 | -0.0 | 0.0 | 0.0 | 0.0 | 9,192.1 |
| Total | 0.0 | 98.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 47.9 | -0.0 | 0.0 | 0.0 | 0.0 | 9,192.1 |

### NET PRESENT VALUES AFTER TAX

| Discount Rate | Op Income | Investment | Cash Flow | NPV/BOE |
|---|---|---|---|---|
| % | M$ | M$ | M$ | $/BOE |
| 0 | 7,145 | 98.7 | 7,046 | 18.11 |
| 5 | 5,390 | 94.5 | 5,295 | 13.61 |
| 8 | 4,678 | 92.1 | 4,585 | 11.78 |
| 10 | 4,296 | 90.6 | 4,205 | 10.81 |
| 15 | 3,565 | 87.1 | 3,478 | 8.94 |
| 20 | 3,051 | 83.8 | 2,967 | 7.62 |

### CORPORATE OPENING TAX POOLS (M$)

| | |
|---|---|
| Class 1 Pool | 0.00 |
| Class 2 Pool | 0.00 |
| Class 6 Pool | 0.00 |
| Class 8 Pool | 0.00 |
| Class 10 Pool | 0.00 |
| Class 12 Pool | 0.00 |
| Class 41 Pool | 2,117.69 |
| Class 43 Pool | 0.00 |
| Declining Balance Pool | 0.00 |
| Declining Balance Rate | 0.00 |
| Straight Line Decline Pool | 0.00 |
| Straight Line Decline | 0.00 % |
| COGPE Pool | 10,326.09 |
| CDE Pool | 160.67 |
| CEE Pool | 0.00 |
| Depletion Pool | 0.00 |
| ACRI Pool | 0.00 |
| Tax Loss Pool | 3,681.89 |

# Table 3-A
## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Canada

Effective December 31, 2012 — Proved

| Location | Formation | Avg Int % | Category | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI Mstb | BOE RI Mstb | BOE Net Mstb | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Canada | | | | | | | | | | | | | | | | | | |
| Alberta | | | | | | | | | | | | | | | | | | |
| Berwyn | | | | | | | | | | | | | | | | | | |
| 00/07-11-082-24W5/2 | FALHER | 100.00 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -29.6 | -29.6 | -29.5 |
| Berwyn | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -29.6 | -29.6 | -29.5 |
| Joffre | | | | | | | | | | | | | | | | | | |
| 00/09-30-039-26W4/2 | Ellerslie | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Joffre | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Liege | | | | | | | | | | | | | | | | | | |
| Liege GOB Royalty Reduction | | 10.00 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |
| Liege | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |
| Medicine River | | | | | | | | | | | | | | | | | | |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | 91.50 | PDP | 0.0 | 0.0 | 0.0 | 247.9 | 0.0 | 227.8 | 0.3 | 0.0 | 0.2 | 41.6 | 0.0 | 38.2 | 13.6 | 11.5 | 9.5 |
| 00/16-30-038-02W5/0 | ELLERSLIE | 65.50 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -19.2 | -19.1 | -19.1 |
| 00/02-25-038-03W5/2 | OSTRACOD | 46.50 | PDP | 0.0 | 0.0 | 0.0 | 10.2 | 0.0 | 7.9 | 0.7 | 0.0 | 0.5 | 2.4 | 0.0 | 1.9 | -3.0 | -2.0 | -1.1 |
| 02/02-25-038-03W5/2 | MANNVILLE | 72.83 | PDP | 0.0 | 0.0 | 0.0 | 4.3 | 0.0 | 3.3 | 0.2 | 0.0 | 0.2 | 0.9 | 0.0 | 0.7 | -18.7 | -18.2 | -17.7 |
| 02/06-21-039-01W5/2 | COLONY | 75.00 | PDP | 0.0 | 0.0 | 0.0 | 32.6 | 0.0 | 26.8 | 0.7 | 0.0 | 0.6 | 6.1 | 0.0 | 5.0 | -4.9 | -3.7 | -2.7 |
| Medicine River | | | | 0.0 | 0.0 | 0.0 | 295.0 | 0.0 | 265.8 | 1.9 | 0.0 | 1.5 | 51.1 | 0.0 | 45.8 | -32.2 | -31.5 | -31.1 |
| Turin | | | | | | | | | | | | | | | | | | |
| 00/12-01-011-18W4/0 | SUNBURST SS | 0.29 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.7 | 0.7 | 0.6 |
| 00/09-06-011-18W4/2 | FISH SCALES | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 |
| 00/12-07-011-18W4/0 | SUNBURST SS | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 3.0 | 2.7 | 2.4 |
| 00/13-07-011-18W4/0 | SAWTOOTH | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 0.3 |
| 00/14-07-011-18W4/0 | MANNVILLE LOWER | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.2 | 1.1 | 1.1 |
| 00/06-18-011-18W4/0 | SUNBURST SS | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.8 | 0.8 |
| 00/08-18-011-18W4/3 | MANNVILLE LOWER | 0.62 | PDP | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 5.0 | 4.3 | 3.8 |
| 00/09-12-011-19W4/0 | SAWTOOTH | 0.62 | PDP | 0.0 | 0.1 | 0.1 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 6.8 | 5.7 | 4.9 |
| 00/13-15-011-19W4/0 | GLAUCONITIC | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 1.8 | 1.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 4.7 | 3.9 | 3.3 |
| 00/12-35-011-19W4/0 | MANNVILLE GRP | 0.46 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.8 | 0.7 | 0.6 |
| 00/10-36-011-19W4/0 | MANNVILLE GRP | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Turin | | | | 0.0 | 0.3 | 0.3 | 0.0 | 2.3 | 2.3 | 0.0 | 0.1 | 0.1 | 0.0 | 0.7 | 0.7 | 23.4 | 20.3 | 17.9 |
| Wildmere | | | | | | | | | | | | | | | | | | |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER | 2.79 | PDP | 102.0 | 0.0 | 99.3 | 27.6 | 0.0 | 26.5 | 0.0 | 0.0 | 0.0 | 106.6 | 0.0 | 103.7 | 2,755.7 | 2,241.0 | 1,884.4 |
| Development Project Phase 1 | LLOYDMINSTER | 2.79 | PU | 15.6 | 0.0 | 14.0 | 4.2 | 0.0 | 4.1 | 0.0 | 0.0 | 0.0 | 16.3 | 0.0 | 14.7 | 131.3 | 49.7 | -9.4 |
| Wildmere | | | | 117.5 | 0.0 | 113.3 | 31.8 | 0.0 | 30.5 | 0.0 | 0.0 | 0.0 | 122.8 | 0.0 | 118.4 | 2,887.0 | 2,290.7 | 1,875.0 |
| Alberta | | | | 117.5 | 0.3 | 113.6 | 326.8 | 2.3 | 298.7 | 1.9 | 0.1 | 1.5 | 173.9 | 0.7 | 164.9 | 2,969.3 | 2,352.9 | 1,921.7 |
| British Columbia | | | | | | | | | | | | | | | | | | |
| Boundary Lake | | | | | | | | | | | | | | | | | | |
| 00/14-07-084-13W6/0 | BOUNDARY LAKE | 1.22 | PDP | 0.3 | 0.0 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 13.6 | 12.0 | 10.8 |
| 00/16-05-084-14W6/0 | BOUNDARY LAKE | 10.87 | PDP | 5.7 | 0.0 | 5.4 | 1.5 | 0.0 | 1.3 | 0.2 | 0.0 | 0.1 | 6.1 | 0.0 | 5.8 | 213.8 | 159.1 | 126.8 |
| 00/06-07-084-14W6/0 | BOUNDARY LAKE | 13.29 | PDP | 1.7 | 0.0 | 1.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.6 | 52.9 | 45.0 | 39.0 |
| 00/08-08-084-14W6/0 | BOUNDARY LAKE | 6.64 | PDP | 3.2 | 0.0 | 3.0 | 0.8 | 0.0 | 0.7 | 0.1 | 0.0 | 0.1 | 3.4 | 0.0 | 3.2 | 148.1 | 123.8 | 106.5 |
| 00/06-09-084-14W6/0 | BOUNDARY LAKE | 8.01 | PDP | 1.4 | 0.0 | 1.4 | 0.7 | 0.0 | 0.6 | 0.1 | 0.0 | 0.1 | 1.7 | 0.0 | 1.6 | 53.8 | 45.0 | 38.5 |
| Boundary Lake | | | | 12.4 | 0.0 | 11.6 | 3.0 | 0.0 | 2.6 | 0.4 | 0.0 | 0.3 | 13.2 | 0.0 | 12.4 | 482.1 | 384.9 | 321.5 |

INSITE Petroleum Consultants Ltd.

## Table 3-A
## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Canada

Effective December 31, 2012 — Proved

| Location | Formation | Avg Int % | Category | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI Mstb | BOE RI Mstb | BOE Net Mstb | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Clarke Lake | | | | | | | | | | | | | | | | | | |
| 00/C-052-F/094-J-10/0 | SLAVE POINT | 25.00 | PDP | 0.0 | 0.0 | 0.0 | 831.0 | 0.0 | 723.6 | 0.0 | 0.0 | 0.0 | 138.5 | 0.0 | 120.6 | 285.7 | 243.2 | 211.4 |
| 00/D-066-G/094-J-10/0 | SLAVE POINT | 9.38 | PDP | 0.0 | 0.0 | 0.0 | 195.8 | 0.0 | 170.5 | 0.0 | 0.0 | 0.0 | 32.6 | 0.0 | 28.4 | 58.8 | 52.0 | 46.6 |
| Clarke Lake | | | | 0.0 | 0.0 | 0.0 | 1,026.8 | 0.0 | 894.1 | 0.0 | 0.0 | 0.0 | 171.1 | 0.0 | 149.0 | 344.5 | 295.2 | 258.0 |
| Fort St John | | | | | | | | | | | | | | | | | | |
| 00/14-05-083-18W6/0 | BELLOY | 7.50 | PDP | 0.0 | 0.0 | 0.0 | 31.1 | 0.0 | 26.0 | 0.0 | 0.0 | 0.0 | 5.2 | 0.0 | 4.4 | 6.3 | 6.2 | 6.1 |
| 00/16-08-083-18W6/2 | BALDONNEL | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Fort St John | | | | 0.0 | 0.0 | 0.0 | 31.1 | 0.0 | 26.0 | 0.0 | 0.0 | 0.0 | 5.2 | 0.0 | 4.4 | 6.3 | 6.2 | 6.1 |
| Inga | | | | | | | | | | | | | | | | | | |
| 00/16-19-085-23W6/0 | INGA SAND | 90.30 | PDP | 40.7 | 0.1 | 39.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 40.7 | 0.1 | 39.6 | 1,624.1 | 1,215.3 | 961.5 |
| Inga | | | | 40.7 | 0.1 | 39.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 40.7 | 0.1 | 39.6 | 1,624.1 | 1,215.3 | 961.5 |
| Umbach | | | | | | | | | | | | | | | | | | |
| 00/D-079-F/094-H-03/0 | BLUESKY | 1.75 | PDP | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.4 | 0.1 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 0.1 | 0.1 | 0.2 |
| Umbach | | | | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.4 | 0.1 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 0.1 | 0.1 | 0.2 |
| British Columbia | | | | 53.1 | 0.1 | 51.3 | 1,062.6 | 0.0 | 924.1 | 0.5 | 0.0 | 0.4 | 230.6 | 0.1 | 205.6 | 2,457.2 | 1,901.8 | 1,547.3 |
| Canada | | | | 170.6 | 0.4 | 164.8 | 1,389.4 | 2.3 | 1,222.8 | 2.4 | 0.1 | 1.9 | 404.5 | 0.9 | 370.5 | 5,426.5 | 4,254.7 | 3,469.0 |
| Total | | | | 170.6 | 0.4 | 164.8 | 1,389.4 | 2.3 | 1,222.8 | 2.4 | 0.1 | 1.9 | 404.5 | 0.9 | 370.5 | 5,426.5 | 4,254.7 | 3,469.0 |

# Table 3-B
# Legend Energy Canada Ltd.
# CASH FLOW TAX POOL
# Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Canada

Effective December 31, 2012 — Total Proved Reserves

## OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes Mbbl | WI Volume Mbbl | RI Volume Mbbl | Price $/bbl | Revenue M$ |
| 2013 | 98.0 | 1,142 | 416.9 | 15.2 | 0.1 | 75.73 | 1,157 |
| 2014 | 97.0 | 1,138 | 415.5 | 15.0 | 0.1 | 75.58 | 1,138 |
| 2015 | 97.0 | 1,046 | 381.3 | 13.9 | 0.1 | 75.64 | 1,053 |
| 2016 | 95.0 | 959 | 350.9 | 12.9 | 0.0 | 75.70 | 979 |
| 2017 | 94.0 | 883 | 322.3 | 11.9 | 0.0 | 75.76 | 906 |
| 2018 | 94.0 | 815 | 297.4 | 11.1 | 0.0 | 75.81 | 841 |
| 2019 | 93.0 | 753 | 274.7 | 10.3 | 0.0 | 75.87 | 782 |
| 2020 | 93.0 | 697 | 255.1 | 9.6 | 0.0 | 75.91 | 730 |
| 2021 | 93.0 | 646 | 236.0 | 8.9 | 0.0 | 75.96 | 679 |
| 2022 | 93.0 | 599 | 218.6 | 8.3 | 0.0 | 76.01 | 633 |
| Sub | | | 3,168.7 | 117.1 | 0.4 | 75.77 | 8,899 |
| Rem | | | 1,288.5 | 53.5 | 0.1 | 77.40 | 4,147 |
| Total | | | 4,457.2 | 170.6 | 0.4 | 76.28 | 13,046 |

| | COMPANY SALES GAS | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue M$ |
| 2013 | 11.0 | 3,096 | 1,130.1 | 216.7 | 0.4 | 1.60 | 348 |
| 2014 | 10.0 | 2,758 | 1,006.7 | 191.0 | 0.3 | 1.58 | 303 |
| 2015 | 9.0 | 2,443 | 891.8 | 164.9 | 0.3 | 1.55 | 257 |
| 2016 | 7.0 | 2,164 | 791.9 | 142.8 | 0.2 | 1.52 | 217 |
| 2017 | 5.0 | 1,718 | 627.0 | 123.6 | 0.2 | 1.52 | 189 |
| 2018 | 5.0 | 1,558 | 568.7 | 112.2 | 0.2 | 1.52 | 171 |
| 2019 | 4.0 | 1,328 | 484.8 | 73.5 | 0.1 | 1.30 | 95 |
| 2020 | 3.0 | 1,193 | 436.5 | 67.0 | 0.1 | 1.30 | 87 |
| 2021 | 3.0 | 1,084 | 395.6 | 60.8 | 0.1 | 1.30 | 79 |
| 2022 | 3.0 | 986 | 359.8 | 55.3 | 0.1 | 1.30 | 72 |
| Sub | | | 6,693.1 | 1,207.8 | 2.1 | 1.50 | 1,817 |
| Rem | | | 1,140.5 | 181.6 | 0.3 | 1.32 | 239 |
| Total | | | 7,833.5 | 1,389.4 | 2.3 | 1.48 | 2,056 |

| | SULPHUR | | TOTAL | |
|---|---|---|---|---|
| | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 85.02 | 143 | 144 |
| 2014 | 0.0 | 85.00 | 130 | 130 |
| 2015 | 0.0 | 85.02 | 114 | 115 |
| 2016 | 0.0 | 0.00 | 101 | 101 |
| 2017 | 0.0 | 0.00 | 89 | 90 |
| 2018 | 0.0 | 0.00 | 82 | 82 |
| 2019 | 0.0 | 0.00 | 62 | 62 |
| 2020 | 0.0 | 0.00 | 57 | 57 |
| 2021 | 0.0 | 0.00 | 52 | 52 |
| 2022 | 0.0 | 0.00 | 48 | 48 |
| Sub | 0.0 | 85.01 | | |
| Rem | 0.0 | 0.00 | | |
| Total | 0.0 | 85.01 | | |

## NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | |
|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ |
| 2013 | 295.4 | 2.0 | 94.51 | 28.1 | 3.9 | 0.0 | 6.49 | 0.0 |
| 2014 | 230.7 | 1.7 | 94.56 | 22.0 | 3.3 | 0.0 | 6.49 | 0.0 |
| 2015 | 140.1 | 1.4 | 94.82 | 13.4 | 1.2 | 0.0 | 6.49 | 0.0 |
| 2016 | 41.2 | 1.2 | 96.47 | 4.1 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 27.0 | 1.1 | 95.67 | 2.7 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 24.4 | 0.9 | 95.68 | 2.4 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 2.8 | 0.8 | 104.99 | 0.4 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 2.6 | 0.6 | 105.16 | 0.3 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 2.4 | 0.5 | 105.20 | 0.3 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 2.2 | 0.4 | 105.25 | 0.3 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 768.9 | 10.6 | 94.94 | 74.0 | 8.5 | 0.0 | 6.49 | 0.1 |
| Rem | 16.5 | 1.5 | 108.86 | 2.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 785.4 | 12.2 | 95.25 | 76.0 | 8.5 | 0.0 | 6.49 | 0.1 |

| | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 381.8 | 3.7 | 28.70 | 11.1 | 269.0 | 2.5 | 61.80 | 16.8 | 950.1 | 8.2 | 754.3 |
| 2014 | 228.4 | 3.2 | 28.46 | 6.6 | 176.8 | 2.1 | 62.04 | 11.1 | 639.3 | 7.0 | 510.9 |
| 2015 | 143.8 | 2.7 | 28.15 | 4.1 | 100.1 | 1.8 | 62.57 | 6.4 | 385.3 | 6.0 | 305.3 |
| 2016 | 36.0 | 2.3 | 25.62 | 1.0 | 22.6 | 1.5 | 66.58 | 1.6 | 99.8 | 5.1 | 79.1 |
| 2017 | 28.4 | 2.0 | 26.82 | 0.8 | 17.2 | 1.3 | 68.49 | 1.3 | 72.6 | 4.3 | 57.5 |
| 2018 | 25.7 | 1.7 | 26.81 | 0.7 | 15.6 | 1.1 | 68.50 | 1.1 | 65.6 | 3.7 | 51.9 |
| 2019 | 14.1 | 1.4 | 25.41 | 0.4 | 5.6 | 1.0 | 78.05 | 0.5 | 22.5 | 3.2 | 20.8 |
| 2020 | 12.8 | 1.1 | 25.32 | 0.4 | 5.2 | 0.7 | 78.13 | 0.5 | 20.5 | 2.4 | 18.4 |
| 2021 | 11.5 | 0.9 | 25.30 | 0.3 | 4.7 | 0.6 | 78.15 | 0.4 | 18.6 | 2.1 | 16.6 |
| 2022 | 10.4 | 0.8 | 25.28 | 0.3 | 4.3 | 0.5 | 78.16 | 0.4 | 17.0 | 1.8 | 15.0 |
| Sub | 893.0 | 19.8 | 28.11 | 25.7 | 621.0 | 13.3 | 63.13 | 40.0 | 2,291.4 | 43.7 | 1,830.0 |
| Rem | 53.5 | 2.8 | 25.65 | 1.4 | 29.8 | 1.9 | 80.60 | 2.6 | 99.8 | 6.3 | 84.2 |
| Total | 946.5 | 22.7 | 27.96 | 27.1 | 650.8 | 15.2 | 63.96 | 42.6 | 2,391.2 | 50.0 | 1,914.2 |

## CASH FLOW BTAX

| | Company Revenue M$ | Crown Royalty M$ | Freehold Royalty M$ | ORR Royalty M$ | Mineral Tax M$ | Total Royalty Burden % | Net Rev After Royalties M$ | Other Income M$ | Sask Corp Cap Tax M$ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,561 | 78.5 | 15.9 | 11.1 | 1.5 | 7 | 1,454 | 0.0 | 0.0 |
| 2014 | 1,481 | 74.9 | 10.6 | 9.5 | 1.0 | 6 | 1,385 | 0.0 | 0.0 |
| 2015 | 1,334 | 69.1 | 5.3 | 8.5 | 0.4 | 6 | 1,250 | 0.0 | 0.0 |
| 2016 | 1,203 | 55.6 | 0.0 | 7.3 | 0.0 | 5 | 1,140 | 0.0 | 0.0 |
| 2017 | 1,099 | 41.9 | 0.0 | 6.3 | 0.0 | 4 | 1,051 | 0.0 | 0.0 |
| 2018 | 1,017 | 31.9 | 0.0 | 5.7 | 0.0 | 4 | 979 | 0.0 | 0.0 |
| 2019 | 879 | 21.0 | 0.0 | 3.2 | 0.0 | 3 | 855 | 0.0 | 0.0 |
| 2020 | 818 | 14.7 | 0.0 | 2.9 | 0.0 | 2 | 801 | 0.0 | 0.0 |
| 2021 | 759 | 16.4 | 0.0 | 2.6 | 0.0 | 3 | 740 | 0.0 | 0.0 |
| 2022 | 706 | 16.8 | 0.0 | 2.4 | 0.0 | 3 | 687 | 0.0 | 0.0 |
| Sub | 10,855 | 420.7 | 31.8 | 59.6 | 2.9 | 5 | 10,340 | 0.0 | 0.0 |
| Rem | 4,392 | 64.1 | 0.0 | 9.4 | 0.0 | 2 | 4,318 | 0.0 | 0.0 |
| Total | 15,247 | 484.8 | 31.8 | 69.0 | 2.9 | 4 | 14,659 | 0.0 | 0.0 |

| | Fixed Oper Expense M$ | Variable Operating Expense M$ | Other Expenses M$ | Total Operating Costs M$ | Abandon Cost & Salvage M$ | Net Operating Income M$ | Total Investment M$ | NET Cash Flow M$ | CUM Cash Flow M$ | Disc Cash Flow (10%) M$ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 412.1 | 167.8 | 0.2 | 580.1 | 70.2 | 803 | 373.7 | 430 | 430 | 400 |
| 2014 | 350.1 | 150.1 | 0.2 | 500.3 | 0.0 | 884 | 72.0 | 812 | 1,242 | 702 |
| 2015 | 336.7 | 127.7 | 0.1 | 464.5 | 29.9 | 756 | 0.0 | 756 | 1,998 | 597 |
| 2016 | 320.2 | 108.6 | 0.1 | 428.9 | 3.9 | 707 | 0.0 | 707 | 2,705 | 506 |
| 2017 | 315.0 | 97.1 | 0.1 | 412.2 | 0.0 | 639 | 0.0 | 639 | 3,344 | 416 |
| 2018 | 315.0 | 89.0 | 0.1 | 404.0 | 18.8 | 556 | 0.0 | 556 | 3,900 | 329 |
| 2019 | 276.6 | 60.4 | 0.1 | 337.0 | 0.0 | 518 | 0.0 | 518 | 4,418 | 279 |
| 2020 | 276.6 | 55.9 | 0.1 | 332.5 | 0.0 | 468 | 0.0 | 468 | 4,886 | 229 |
| 2021 | 276.6 | 51.5 | 0.0 | 328.1 | 0.0 | 412 | 0.0 | 412 | 5,298 | 183 |
| 2022 | 276.6 | 47.6 | 0.0 | 324.2 | 0.0 | 362 | 0.0 | 362 | 5,660 | 147 |
| Sub | 3,155.2 | 955.5 | 1.0 | 4,111.8 | 122.9 | 6,106 | 445.7 | 5,660 | 5,660 | 3,789 |
| Rem | 2,205.1 | 255.8 | 0.1 | 2,461.1 | 231.3 | 1,626 | 0.0 | 1,626 | 7,286 | 466 |
| Total | 5,360.4 | 1,211.3 | 1.2 | 6,572.8 | 354.2 | 7,732 | 445.7 | 7,286 | 7,286 | 4,255 |

## CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 4.7 |
| RLI (Principal Product) | 7.73 |
| Reserves Life | 28.00 |
| RLI (BOE) | 7.7 |

## TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (Mbbl) | 4,457 | 171 | 171 | 165 |
| Gas (MMcf) | 7,834 | 1,389 | 1,392 | 1,223 |
| Gas (Mbbl) | 1,306 | 232 | 232 | 204 |
| *NGL (bbl) | 14,372 | 1,606 | 1,644 | 1,300 |
| Cond (bbl) | 5,281 | 785 | 798 | 615 |
| Total (bbl) | 5,782,471 | 404,539 | 405,406 | 370,544 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

## NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income M$ | Investment M$ | Cash Flow M$ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 7,732 | 445.7 | 7,286 | 17.97 |
| 5 | 5,863 | 436.6 | 5,427 | 13.39 |
| 8 | 5,096 | 431.4 | 4,665 | 11.51 |
| 10 | 4,683 | 428.1 | 4,255 | 10.49 |
| 15 | 3,889 | 420.3 | 3,469 | 8.56 |
| 20 | 3,327 | 413.1 | 2,914 | 7.19 |

## CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 3,105.27 | 3,105.27 |
| Cost Of Reserves | $/BOE | 1.10 | 1.10 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

## ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked | ATAX Unrisked | ATAX Risked |
|---|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 | 10.0 | 10.0 |
| Payout | (Yrs) | 0.23 | 0.23 | 0.23 | 0.23 |
| Discounted Payout | (Yrs) | 0.23 | 0.23 | 0.23 | 0.23 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 9.5 | 9.5 | 9.5 | 9.5 |
| NPV/Disc Invest | | 9.9 | 9.9 | 9.9 | 9.9 |
| NPV/DIS Cap Exposure | | 34.2 | 34.2 | 34.2 | 34.2 |
| NPV/BOEPD | (M$/boepd) | 29.6 | 29.6 | 29.6 | 29.6 |

## FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 147.42 | 147.42 | 147.87 | 147.87 |
| Prod (12 Mo Ave) | (BOEPD) | 143.09 | 143.09 | 143.52 | 143.52 |
| Price | ($/BOE) | 29.73 | 29.73 | 29.77 | 29.77 |
| Royalties | ($/BOE) | 2.05 | 2.05 | 2.04 | 2.04 |
| Operating Costs | ($/BOE) | 11.10 | 11.10 | 11.07 | 11.07 |
| NetBack | ($/BOE) | 16.72 | 16.72 | 16.67 | 16.67 |
| Recycle Ratio | (ratio) | 15.17 | 15.17 | 15.16 | 15.16 |

*Report Time: Fri, 15 Mar 2013 12:55 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Table 3-B
## Legend Energy Canada Ltd.
## CASH FLOW TAX POOL
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Canada

Effective December 31, 2012 Total Proved Reserves

**CASH FLOW ATAX**

| | Income Before Tax Loss M$ | Tax Loss Generated M$ | Tax Loss Claim M$ | Federal Taxable Income M$ | Basic Federal Tax M$ | Federal M&P Tax Credit M$ | Federal Surtax M$ | Invest Tax Credit M$ | Federal Income Tax M$ | Attributed Royalty Income M$ | Provincial Taxable Income M$ | Basic Provincial Tax M$ | Provincial M&P Tax Credit M$ | Provincial Income Tax M$ | Total Income Tax M$ | BTAX Cash Flow M$ | ATAX Cash Flow M$ | CUM Cash Flow M$ | Disc Cash Flow (10%) M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | -902.1 | 902.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 430 | 430 | 430 | 400 |
| 2014 | -568.0 | 568.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 812 | 812 | 1,242 | 702 |
| 2015 | -476.7 | 476.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 756 | 756 | 1,998 | 597 |
| 2016 | -339.9 | 339.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 707 | 707 | 2,705 | 506 |
| 2017 | -256.8 | 256.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 639 | 639 | 3,344 | 416 |
| 2018 | -215.3 | 215.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 556 | 556 | 3,900 | 329 |
| 2019 | -151.0 | 151.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 518 | 518 | 4,418 | 279 |
| 2020 | -114.7 | 114.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 468 | 468 | 4,886 | 229 |
| 2021 | -94.3 | 94.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 412 | 412 | 5,298 | 183 |
| 2022 | -80.4 | 80.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 362 | 362 | 5,660 | 147 |
| Sub | -3,199.4 | 3,199.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,660 | 5,660 | 5,660 | 3,789 |
| Rem | -2,070.9 | 2,070.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1,626 | 1,626 | 7,286 | 466 |
| Total | -5,270.3 | 5,270.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 7,286 | 7,286 | 7,286 | 4,255 |

**TAXABLE INCOME**

| | Resource Revenue M$ | Resource Royalty M$ | Plus Non-Deduct Royalty M$ | Resource Allowance M$ | Resource Operating Cost M$ | Resource CCA M$ | Resource Overhead M$ | Net Production Royalty M$ | Net Resource Royalty Income M$ | Net Other Resource Income M$ | COGPE M$ | CDE M$ | CEE M$ | Depletion Allowance M$ | Resource Taxable Income M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,554 | 100.4 | 0.0 | 0.0 | 650.1 | 543.2 | 0.0 | 0.0 | -20.1 | 0.0 | 1,038.5 | 103.4 | 0.0 | 0.0 | -902.1 |
| 2014 | 1,475 | 97.2 | 0.0 | 0.0 | 500.2 | 430.2 | 0.0 | 0.0 | -14.6 | 0.0 | 934.6 | 66.0 | 0.0 | 0.0 | -568.0 |
| 2015 | 1,329 | 89.2 | 0.0 | 0.0 | 494.3 | 331.7 | 0.0 | 0.0 | -9.2 | 0.0 | 841.2 | 40.3 | 0.0 | 0.0 | -476.7 |
| 2016 | 1,199 | 73.8 | 0.0 | 0.0 | 432.7 | 248.8 | 0.0 | 0.0 | -3.7 | 0.0 | 757.0 | 22.7 | 0.0 | 0.0 | -339.9 |
| 2017 | 1,096 | 58.6 | 0.0 | 0.0 | 412.1 | 186.6 | 0.0 | 0.0 | -3.2 | 0.0 | 681.3 | 10.9 | 0.0 | 0.0 | -256.8 |
| 2018 | 1,014 | 47.3 | 0.0 | 0.0 | 422.8 | 139.9 | 0.0 | 0.0 | -3.1 | 0.0 | 613.2 | 3.0 | 0.0 | 0.0 | -215.3 |
| 2019 | 877 | 35.2 | 0.0 | 0.0 | 336.9 | 104.9 | 0.0 | 0.0 | -1.0 | 0.0 | 551.9 | -2.2 | 0.0 | 0.0 | -151.0 |
| 2020 | 816 | 27.9 | 0.0 | 0.0 | 332.4 | 78.7 | 0.0 | 0.0 | -1.0 | 0.0 | 496.7 | -5.5 | 0.0 | 0.0 | -114.7 |
| 2021 | 757 | 21.7 | 0.0 | 0.0 | 328.0 | 59.0 | 0.0 | 0.0 | -0.9 | 0.0 | 447.0 | -5.4 | 0.0 | 0.0 | -94.3 |
| 2022 | 704 | 16.8 | 0.0 | 0.0 | 324.1 | 44.3 | 0.0 | 0.0 | -1.1 | 0.0 | 402.3 | -3.8 | 0.0 | 0.0 | -80.4 |
| Sub | 10,821 | 568.0 | 0.0 | 0.0 | 4,233.6 | 2,167.4 | 0.0 | 0.0 | -57.8 | 0.0 | 6,763.8 | 229.6 | 0.0 | 0.0 | -3,199.4 |
| Rem | 4,386 | 64.1 | 0.0 | 0.0 | 2,692.2 | 132.8 | 0.0 | 0.0 | -3.4 | 0.0 | 3,572.8 | -8.8 | 0.0 | 0.0 | -2,070.9 |
| Total | 15,206 | 632.1 | 0.0 | 0.0 | 6,925.8 | 2,300.2 | 0.0 | 0.0 | -61.1 | 0.0 | 10,336.6 | 220.8 | 0.0 | 0.0 | -5,270.3 |

**TAX LOSS POOL**

| | Net Processing Income M$ | Class 41 CCA M$ | Processing Overhead M$ | M&P Taxable Income M$ | Other Business Income M$ | Class 1 CCA M$ | Class 2 CCA M$ | Non Resource Overhead M$ | Other Taxable Income M$ | Overhead to CEE M$ | Overhead to CDE M$ | COGPE Pool M$ | CDE Pool M$ | CEE Pool M$ | Depletion Pool M$ | Acri Pool M$ | Tax Loss Pool M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 13.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 9,346.3 | 241.3 | 0.0 | 0.0 | 0.0 | 4,584.0 |
| 2014 | 0.0 | 33.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 8,411.6 | 154.0 | 0.0 | 0.0 | 0.0 | 5,152.0 |
| 2015 | 0.0 | 33.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 7,570.5 | 94.0 | 0.0 | 0.0 | 0.0 | 5,628.8 |
| 2016 | 0.0 | 25.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 6,813.4 | 53.1 | 0.0 | 0.0 | 0.0 | 5,968.6 |
| 2017 | 0.0 | 19.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 6,132.1 | 25.4 | 0.0 | 0.0 | 0.0 | 6,225.4 |
| 2018 | 0.0 | 14.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,518.9 | 7.0 | 0.0 | 0.0 | 0.0 | 6,440.7 |
| 2019 | 0.0 | 10.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,967.0 | -5.0 | 0.0 | 0.0 | 0.0 | 6,591.8 |
| 2020 | 0.0 | 8.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,470.3 | -12.7 | 0.0 | 0.0 | 0.0 | 6,706.5 |
| 2021 | 0.0 | 6.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,023.3 | -12.6 | 0.0 | 0.0 | 0.0 | 6,800.9 |
| 2022 | 0.0 | 4.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3,620.9 | -8.8 | 0.0 | 0.0 | 0.0 | 6,881.3 |
| Sub | 0.0 | 169.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3,620.9 | -8.8 | 0.0 | 0.0 | 0.0 | 6,881.3 |
| Rem | 0.0 | 13.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 48.2 | -0.0 | 0.0 | 0.0 | 0.0 | 8,952.2 |
| Total | 0.0 | 182.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 48.2 | -0.0 | 0.0 | 0.0 | 0.0 | 8,952.2 |

**NET PRESENT VALUES AFTER TAX**

| Discount Rate % | Op Income M$ | Investment M$ | Cash Flow M$ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 7,732 | 445.7 | 7,286 | 17.97 |
| 5 | 5,863 | 436.6 | 5,427 | 13.39 |
| 8 | 5,096 | 431.4 | 4,665 | 11.51 |
| 10 | 4,683 | 428.1 | 4,255 | 10.49 |
| 15 | 3,889 | 420.3 | 3,469 | 8.56 |
| 20 | 3,327 | 413.1 | 2,914 | 7.19 |

**CORPORATE OPENING TAX POOLS (M$)**

| | |
|---|---|
| Class 1 Pool | 0.00 |
| Class 2 Pool | 0.00 |
| Class 6 Pool | 0.00 |
| Class 8 Pool | 0.00 |
| Class 10 Pool | 0.00 |
| Class 12 Pool | 0.00 |
| Class 41 Pool | 2,117.69 |
| Class 43 Pool | 0.00 |
| Declining Balance Pool | 0.00 |
| Declining Balance Rate | 0.00 |
| Straight Line Decline Pool | 0.00 |
| Straight Line Decline | 0.00 % |
| COGPE Pool | 10,326.09 |
| CDE Pool | 160.67 |
| CEE Pool | 0.00 |
| Depletion Pool | 0.00 |
| ACRI Pool | 0.00 |
| Tax Loss Pool | 3,681.89 |

# Table 4-A
## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Canada

Effective December 31, 2012

Proved Plus Probable

| Location | Formation | Avg Int % | Category | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI Mstb | BOE RI Mstb | BOE Net Mstb | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Canada | | | | | | | | | | | | | | | | | | |
| Alberta | | | | | | | | | | | | | | | | | | |
| Berwyn | | | | | | | | | | | | | | | | | | |
| 00/02-11-082-24W5/5 | MIDDLE FALHER | 100.00 | Probable | 0.0 | 0.0 | 0.0 | 142.0 | 0.0 | 136.2 | 0.0 | 0.0 | 0.0 | 23.7 | 0.0 | 22.7 | 1.8 | 0.4 | -0.8 |
| 00/07-11-082-24W5/2 | FALHER | 100.00 | P+P | 0.0 | 0.0 | 0.0 | 10.0 | 0.0 | 9.6 | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.6 | -29.2 | -28.9 | -28.7 |
| Berwyn | | | | 0.0 | 0.0 | 0.0 | 152.0 | 0.0 | 145.7 | 0.0 | 0.0 | 0.0 | 25.3 | 0.0 | 24.3 | -27.4 | -28.5 | -29.4 |
| Joffre | | | | | | | | | | | | | | | | | | |
| 00/09-30-039-26W4/2 | Ellerslie | | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Joffre | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Liege | | | | | | | | | | | | | | | | | | |
| Liege GOB Royalty Reduction | | 10.00 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |
| Liege | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |
| Little Bow | | | | | | | | | | | | | | | | | | |
| 00/15-25-014-21W4/0 | BOW ISLAND | 50.00 | Probable | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -10.3 | -10.3 | -10.2 |
| 00/07-36-014-21W4/2 | BOW ISLAND | 50.00 | Probable | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -10.3 | -10.3 | -10.2 |
| Little Bow | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -20.6 | -20.5 | -20.5 |
| Medicine River | | | | | | | | | | | | | | | | | | |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | 91.50 | P+P | 0.0 | 0.0 | 0.0 | 289.0 | 0.0 | 265.6 | 0.4 | 0.0 | 0.3 | 48.5 | 0.0 | 44.5 | 25.9 | 22.2 | 18.7 |
| 00/16-30-038-02W5/0 | ELLERSLIE | 65.50 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -19.2 | -19.1 | -19.1 |
| 00/02-25-038-03W5/2 | OSTRACOD | 46.50 | P+P | 0.0 | 0.0 | 0.0 | 16.1 | 0.0 | 12.5 | 1.1 | 0.0 | 0.9 | 3.8 | 0.0 | 2.9 | 2.7 | 3.8 | 4.7 |
| 02/02-25-038-03W5/2 | MANNVILLE | 72.83 | P+P | 0.0 | 0.0 | 0.0 | 7.8 | 0.0 | 6.1 | 0.4 | 0.0 | 0.3 | 1.7 | 0.0 | 1.3 | -16.8 | -15.9 | -15.0 |
| 02/02-25-038-03W5/3 | Belly River | 62.00 | Probable | 0.0 | 0.0 | 0.0 | 269.0 | 0.0 | 208.0 | 6.1 | 0.0 | 4.7 | 51.0 | 0.0 | 39.4 | 97.1 | 69.0 | 46.4 |
| 00/11-27-038-03W5/0 | LEDUC | 100.00 | Probable | 0.0 | 0.0 | 0.0 | 393.8 | 0.0 | 361.8 | 22.5 | 0.0 | 17.2 | 88.1 | 0.0 | 77.5 | -412.4 | -406.1 | -399.2 |
| 02/06-21-039-01W5/2 | COLONY | 75.00 | P+P | 0.0 | 0.0 | 0.0 | 40.5 | 0.0 | 33.3 | 0.9 | 0.0 | 0.7 | 7.6 | 0.0 | 6.3 | -2.2 | -0.9 | 0.2 |
| Medicine River | | | | 0.0 | 0.0 | 0.0 | 1,016.3 | 0.0 | 887.2 | 31.3 | 0.0 | 24.0 | 200.7 | 0.0 | 171.9 | -324.8 | -346.9 | -363.4 |
| Rainbow | | | | | | | | | | | | | | | | | | |
| 00/15-28-108-09W6/2 | SLAVE POINT | 3.75 | Probable | 0.0 | 0.0 | 0.0 | 19.9 | 0.0 | 18.0 | 2.3 | 0.0 | 2.0 | 5.6 | 0.0 | 5.0 | 28.9 | 20.5 | 14.7 |
| Rainbow | | | | 0.0 | 0.0 | 0.0 | 19.9 | 0.0 | 18.0 | 2.3 | 0.0 | 2.0 | 5.6 | 0.0 | 5.0 | 28.9 | 20.5 | 14.7 |
| Turin | | | | | | | | | | | | | | | | | | |
| 00/12-01-011-18W4/0 | SUNBURST SS | 0.29 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.8 | 0.7 |
| 00/09-06-011-18W4/2 | FISH SCALES | 0.62 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 |
| 00/12-07-011-18W4/0 | SUNBURST SS | 0.62 | P+P | 0.0 | 0.1 | 0.1 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 6.1 | 4.9 | 4.1 |
| 00/13-07-011-18W4/0 | SAWTOOTH | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 0.3 |
| 00/14-07-011-18W4/0 | MANNVILLE LOWER | 0.62 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.1 | 1.9 | 1.7 |
| 00/06-18-011-18W4/0 | SUNBURST SS | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.8 | 0.8 |
| 00/08-18-011-18W4/3 | MANNVILLE LOWER | 0.62 | P+P | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 6.5 | 5.3 | 4.5 |
| 00/09-12-011-19W4/0 | SAWTOOTH | 0.62 | P+P | 0.0 | 0.1 | 0.1 | 0.0 | 0.2 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.2 | 8.2 | 6.6 | 5.5 |
| 00/13-15-011-19W4/0 | GLAUCONITIC | 0.62 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 2.6 | 2.6 | 0.0 | 0.1 | 0.1 | 0.0 | 0.5 | 0.5 | 6.2 | 4.9 | 4.0 |
| 00/12-35-011-19W4/0 | MANNVILLE GRP | 0.46 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.5 | 0.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 1.1 | 0.9 | 0.8 |
| 00/10-36-011-19W4/0 | MANNVILLE GRP | | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Turin | | | | 0.0 | 0.4 | 0.4 | 0.0 | 3.4 | 3.4 | 0.0 | 0.1 | 0.1 | 0.0 | 1.1 | 1.1 | 32.4 | 26.6 | 22.6 |
| Wildmere | | | | | | | | | | | | | | | | | | |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER | 2.79 | P+P | 172.3 | 0.0 | 168.0 | 46.6 | 0.0 | 44.7 | 0.0 | 0.0 | 0.0 | 180.1 | 0.0 | 175.4 | 3,939.0 | 2,845.6 | 2,237.0 |
| Development Project Phase 1 | LLOYDMINSTER | 2.79 | P+P | 19.7 | 0.0 | 17.7 | 5.3 | 0.0 | 5.1 | 0.0 | 0.0 | 0.0 | 20.6 | 0.0 | 18.5 | 230.1 | 106.8 | 26.1 |

# Table 4-A
# Legend Energy Canada Ltd.
# DETAILED RESERVES AND PRESENT VALUE
# Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
# Canada

Effective December 31, 2012

Proved Plus Probable

| Location | Formation | Avg Int % | Category | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI Mstb | BOE RI Mstb | BOE Net Mstb | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Wildmere | | | | 192.1 | 0.0 | 185.7 | 51.9 | 0.0 | 49.9 | 0.0 | 0.0 | 0.0 | 200.7 | 0.0 | 194.0 | 4,169.1 | 2,952.4 | 2,263.1 |
| Alberta | | | | 192.1 | 0.4 | 186.1 | 1,240.1 | 3.4 | 1,104.3 | 33.7 | 0.1 | 26.1 | 432.4 | 1.1 | 396.2 | 3,978.3 | 2,706.6 | 1,976.6 |
| British Columbia | | | | | | | | | | | | | | | | | | |
| Boundary Lake | | | | | | | | | | | | | | | | | | |
| 00/14-07-084-13W6/0 | BOUNDARY LAKE | 1.22 | P+P | 0.6 | 0.0 | 0.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.6 | 0.0 | 0.6 | 24.2 | 19.4 | 16.2 |
| 00/16-05-084-14W6/0 | BOUNDARY LAKE | 10.87 | P+P | 6.8 | 0.0 | 6.5 | 1.8 | 0.0 | 1.5 | 0.2 | 0.0 | 0.1 | 7.3 | 0.0 | 6.9 | 241.7 | 172.7 | 134.6 |
| 00/06-07-084-14W6/0 | BOUNDARY LAKE | 13.29 | P+P | 2.4 | 0.0 | 2.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.4 | 0.0 | 2.2 | 69.6 | 55.8 | 46.4 |
| 00/08-08-084-14W6/0 | BOUNDARY LAKE | 6.64 | P+P | 5.9 | 0.0 | 5.4 | 1.4 | 0.0 | 1.2 | 0.2 | 0.0 | 0.2 | 6.3 | 0.0 | 5.8 | 234.9 | 176.4 | 141.7 |
| 00/06-09-084-14W6/0 | BOUNDARY LAKE | 8.01 | P+P | 2.3 | 0.0 | 2.2 | 1.1 | 0.0 | 1.0 | 0.2 | 0.0 | 0.1 | 2.6 | 0.0 | 2.5 | 76.0 | 58.5 | 47.4 |
| Boundary Lake | | | | 17.9 | 0.0 | 16.8 | 4.3 | 0.0 | 3.7 | 0.6 | 0.0 | 0.4 | 19.2 | 0.0 | 17.8 | 646.4 | 482.9 | 386.3 |
| Clarke Lake | | | | | | | | | | | | | | | | | | |
| 00/C-052-F/094-J-10/0 | SLAVE POINT | 25.00 | P+P | 0.0 | 0.0 | 0.0 | 905.3 | 0.0 | 788.3 | 0.0 | 0.0 | 0.0 | 150.9 | 0.0 | 131.4 | 311.2 | 260.9 | 224.3 |
| 00/C-054-F/094-J-10/0 | SLAVE POINT | 18.75 | Probable | 0.0 | 0.0 | 0.0 | 119.2 | 0.0 | 103.8 | 0.0 | 0.0 | 0.0 | 19.9 | 0.0 | 17.3 | -59.2 | -56.6 | -54.2 |
| 00/D-066-G/094-J-10/0 | SLAVE POINT | 9.38 | P+P | 0.0 | 0.0 | 0.0 | 229.6 | 0.0 | 199.9 | 0.0 | 0.0 | 0.0 | 38.3 | 0.0 | 33.3 | 67.3 | 58.4 | 51.5 |
| Clarke Lake | | | | 0.0 | 0.0 | 0.0 | 1,254.1 | 0.0 | 1,092.0 | 0.0 | 0.0 | 0.0 | 209.0 | 0.0 | 182.0 | 319.4 | 262.7 | 221.5 |
| Fort St John | | | | | | | | | | | | | | | | | | |
| 00/14-05-083-18W6/0 | BELLOY | 7.50 | P+P | 0.0 | 0.0 | 0.0 | 52.9 | 0.0 | 44.2 | 0.1 | 0.0 | 0.0 | 8.9 | 0.0 | 7.4 | 11.7 | 11.1 | 10.5 |
| 00/16-08-083-18W6/2 | BALDONNEL | | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Fort St John | | | | 0.0 | 0.0 | 0.0 | 52.9 | 0.0 | 44.2 | 0.1 | 0.0 | 0.0 | 8.9 | 0.0 | 7.4 | 11.7 | 11.1 | 10.5 |
| Inga | | | | | | | | | | | | | | | | | | |
| 00/16-19-085-23W6/0 | INGA SAND | 90.30 | P+P | 49.7 | 0.2 | 48.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 49.7 | 0.2 | 48.4 | 1,879.2 | 1,339.8 | 1,029.8 |
| XX/14-20-085-23W6/0 | INGA SAND | 90.00 | Probable | 32.8 | 0.0 | 30.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 32.8 | 0.0 | 30.8 | 1,043.6 | 815.6 | 641.0 |
| Inga | | | | 82.5 | 0.2 | 79.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 82.5 | 0.2 | 79.2 | 2,922.8 | 2,155.4 | 1,670.8 |
| Umbach | | | | | | | | | | | | | | | | | | |
| 00/D-079-F/094-H-03/0 | BLUESKY | 1.75 | P+P | 0.0 | 0.0 | 0.0 | 2.1 | 0.0 | 1.8 | 0.1 | 0.0 | 0.1 | 0.4 | 0.0 | 0.4 | 0.2 | 0.3 | 0.3 |
| Umbach | | | | 0.0 | 0.0 | 0.0 | 2.1 | 0.0 | 1.8 | 0.1 | 0.0 | 0.1 | 0.4 | 0.0 | 0.4 | 0.2 | 0.3 | 0.3 |
| British Columbia | | | | 100.4 | 0.2 | 96.0 | 1,313.5 | 0.0 | 1,141.8 | 0.7 | 0.0 | 0.5 | 320.0 | 0.2 | 286.8 | 3,900.5 | 2,912.4 | 2,289.4 |
| Canada | | | | 292.5 | 0.6 | 282.1 | 2,553.6 | 3.4 | 2,246.1 | 34.3 | 0.1 | 26.6 | 752.4 | 1.2 | 683.0 | 7,878.8 | 5,619.0 | 4,266.1 |
| Total | | | | 292.5 | 0.6 | 282.1 | 2,553.6 | 3.4 | 2,246.1 | 34.3 | 0.1 | 26.6 | 752.4 | 1.2 | 683.0 | 7,878.8 | 5,619.0 | 4,266.1 |

# Table 4-B
# Legend Energy Canada Ltd.
# CASH FLOW TAX POOL
# Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Canada

Effective December 31, 2012

Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes Mbbl | WI Volume Mbbl | RI Volume Mbbl | Price $/bbl | Revenue M$ |
| 2013 | 98.0 | 1,153 | 420.7 | 15.3 | 0.1 | 75.73 | 1,167 |
| 2014 | 98.0 | 1,197 | 436.9 | 23.4 | 0.1 | 79.62 | 1,867 |
| 2015 | 98.0 | 1,121 | 409.2 | 21.3 | 0.1 | 79.35 | 1,692 |
| 2016 | 97.0 | 1,051 | 384.7 | 18.9 | 0.1 | 78.85 | 1,496 |
| 2017 | 97.0 | 988 | 360.6 | 16.9 | 0.0 | 78.39 | 1,329 |
| 2018 | 96.0 | 929 | 338.9 | 15.3 | 0.0 | 77.98 | 1,196 |
| 2019 | 95.0 | 877 | 320.1 | 14.0 | 0.0 | 77.62 | 1,086 |
| 2020 | 95.0 | 830 | 303.9 | 12.9 | 0.0 | 77.31 | 997 |
| 2021 | 95.0 | 788 | 287.5 | 11.9 | 0.0 | 77.03 | 917 |
| 2022 | 95.0 | 747 | 272.7 | 10.7 | 0.0 | 76.43 | 818 |
| Sub | | | 3,535.3 | 160.5 | 0.5 | 78.07 | 12,565 |
| Rem | | | 3,750.4 | 132.0 | 0.1 | 80.36 | 10,616 |
| Total | | | 7,285.7 | 292.5 | 0.6 | 79.10 | 23,181 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue M$ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 13.0 | 3,364 | 1,227.7 | 280.7 | 0.4 | 1.74 | 490 | 0.0 | 85.02 | 175 | 176 |
| 2014 | 14.0 | 4,247 | 1,550.1 | 553.8 | 0.4 | 1.95 | 1,079 | 0.0 | 85.00 | 354 | 354 |
| 2015 | 13.0 | 3,649 | 1,332.0 | 417.6 | 0.3 | 1.88 | 788 | 0.0 | 85.02 | 272 | 272 |
| 2016 | 12.0 | 3,370 | 1,233.3 | 278.0 | 0.3 | 1.77 | 492 | 0.5 | 85.00 | 192 | 193 |
| 2017 | 12.0 | 2,913 | 1,063.3 | 212.0 | 0.2 | 1.68 | 356 | 0.4 | 85.00 | 150 | 150 |
| 2018 | 9.0 | 2,511 | 916.5 | 171.9 | 0.2 | 1.60 | 276 | 0.3 | 85.00 | 123 | 123 |
| 2019 | 8.0 | 1,990 | 726.4 | 136.1 | 0.2 | 1.63 | 223 | 0.3 | 85.00 | 102 | 103 |
| 2020 | 6.0 | 1,540 | 563.5 | 89.1 | 0.2 | 1.48 | 132 | 0.2 | 85.00 | 77 | 77 |
| 2021 | 6.0 | 1,393 | 508.5 | 79.6 | 0.2 | 1.46 | 116 | 0.2 | 85.00 | 70 | 70 |
| 2022 | 5.0 | 1,223 | 446.3 | 62.2 | 0.1 | 1.31 | 82 | 0.1 | 85.00 | 58 | 58 |
| Sub | | | 9,567.6 | 2,281.1 | 2.6 | 1.77 | 4,033 | 2.0 | 85.00 | | |
| Rem | | | 2,377.3 | 272.5 | 0.8 | 1.38 | 376 | 0.3 | 85.00 | | |
| Total | | | 11,944.9 | 2,553.6 | 3.4 | 1.72 | 4,409 | 2.3 | 85.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | |
|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ |
| 2013 | 554.3 | 2.0 | 94.26 | 52.4 | 4.0 | 0.0 | 6.49 | 0.0 |
| 2014 | 3,493.7 | 1.8 | 99.78 | 348.8 | 2,413.2 | 0.0 | 6.49 | 15.7 |
| 2015 | 2,183.8 | 1.6 | 99.36 | 217.2 | 1,397.3 | 0.0 | 6.49 | 9.1 |
| 2016 | 1,389.0 | 1.4 | 99.24 | 138.0 | 953.7 | 0.0 | 6.49 | 6.2 |
| 2017 | 670.9 | 1.3 | 98.33 | 66.1 | 408.3 | 0.0 | 6.49 | 2.6 |
| 2018 | 296.1 | 1.2 | 96.74 | 28.8 | 141.9 | 0.0 | 6.49 | 0.9 |
| 2019 | 238.1 | 1.1 | 96.70 | 23.1 | 110.0 | 0.0 | 6.49 | 0.7 |
| 2020 | 167.2 | 1.0 | 96.83 | 16.3 | 85.5 | 0.0 | 6.49 | 0.6 |
| 2021 | 132.1 | 0.9 | 96.82 | 12.9 | 66.1 | 0.0 | 6.49 | 0.4 |
| 2022 | 39.9 | 0.8 | 101.38 | 4.1 | 51.2 | 0.0 | 6.49 | 0.3 |
| Sub | 9,164.9 | 13.0 | 98.89 | 907.6 | 5,631.2 | 0.0 | 6.49 | 36.5 |
| Rem | 112.9 | 4.6 | 104.03 | 12.2 | 113.7 | 0.0 | 6.49 | 0.7 |
| Total | 9,277.8 | 17.6 | 98.95 | 919.8 | 5,744.8 | 0.0 | 6.49 | 37.3 |

| | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 809.2 | 3.8 | 28.95 | 23.5 | 515.6 | 2.5 | 61.49 | 31.9 | 1,883.0 | 8.4 | 1,476.0 |
| 2014 | 4,460.5 | 3.4 | 30.66 | 136.8 | 3,035.2 | 2.3 | 73.04 | 221.9 | 13,402.5 | 7.5 | 10,180.8 |
| 2015 | 2,776.7 | 3.0 | 30.53 | 84.9 | 1,884.2 | 2.0 | 72.26 | 136.3 | 8,242.0 | 6.7 | 6,376.0 |
| 2016 | 1,656.4 | 2.7 | 30.39 | 50.4 | 1,107.3 | 1.8 | 71.86 | 79.7 | 5,106.3 | 6.0 | 3,975.2 |
| 2017 | 766.1 | 2.4 | 29.96 | 23.0 | 503.8 | 1.6 | 69.66 | 35.2 | 2,349.1 | 5.4 | 1,846.7 |
| 2018 | 308.3 | 2.2 | 29.20 | 9.1 | 195.8 | 1.5 | 65.05 | 12.8 | 942.1 | 4.8 | 758.2 |
| 2019 | 249.3 | 2.0 | 29.14 | 7.3 | 157.7 | 1.3 | 65.05 | 10.3 | 755.1 | 4.3 | 607.1 |
| 2020 | 193.2 | 1.8 | 29.08 | 5.7 | 118.9 | 1.2 | 65.34 | 7.8 | 564.8 | 3.9 | 457.7 |
| 2021 | 155.6 | 1.6 | 29.01 | 4.6 | 95.0 | 1.1 | 65.42 | 6.3 | 448.8 | 3.5 | 363.8 |
| 2022 | 31.9 | 1.5 | 28.24 | 0.9 | 21.4 | 1.0 | 76.25 | 1.7 | 144.4 | 3.2 | 125.1 |
| Sub | 11,407.2 | 24.4 | 30.29 | 346.2 | 7,634.7 | 16.3 | 71.10 | 544.0 | 33,838.0 | 53.7 | 26,166.5 |
| Rem | 182.5 | 8.5 | 27.15 | 5.2 | 95.1 | 5.7 | 79.90 | 8.1 | 504.2 | 18.8 | 432.9 |
| Total | 11,589.7 | 32.8 | 30.24 | 351.4 | 7,729.8 | 22.0 | 71.21 | 552.0 | 34,342.1 | 72.5 | 26,599.4 |

**CASH FLOW BTAX**

| | Company Revenue M$ | Crown Royalty M$ | Freehold Royalty M$ | ORR Royalty M$ | Mineral Tax M$ | Total Royalty Burden % | Net Rev After Royalties M$ | Other Income M$ | Sask Corp Cap Tax M$ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,764 | 82.0 | 38.7 | 14.6 | 7.1 | 8 | 1,622 | 0.0 | 0.0 |
| 2014 | 3,670 | 383.2 | 45.4 | 15.8 | 9.4 | 12 | 3,216 | 0.0 | 0.0 |
| 2015 | 2,928 | 242.4 | 37.0 | 13.7 | 6.7 | 10 | 2,628 | 0.0 | 0.0 |
| 2016 | 2,262 | 161.8 | 25.3 | 11.5 | 4.3 | 9 | 2,060 | 0.0 | 0.0 |
| 2017 | 1,812 | 98.8 | 18.8 | 10.0 | 2.9 | 7 | 1,681 | 0.0 | 0.0 |
| 2018 | 1,523 | 63.2 | 13.7 | 8.7 | 1.9 | 6 | 1,436 | 0.0 | 0.0 |
| 2019 | 1,350 | 47.8 | 11.0 | 7.7 | 1.4 | 5 | 1,282 | 0.0 | 0.0 |
| 2020 | 1,159 | 34.7 | 8.8 | 4.6 | 1.0 | 4 | 1,110 | 0.0 | 0.0 |
| 2021 | 1,057 | 34.2 | 7.0 | 4.1 | 0.7 | 4 | 1,011 | 0.0 | 0.0 |
| 2022 | 907 | 32.4 | 0.0 | 3.0 | 0.0 | 4 | 871 | 0.0 | 0.0 |
| Sub | 18,432 | 1,180.5 | 205.7 | 93.7 | 35.3 | 8 | 16,917 | 0.0 | 0.0 |
| Rem | 11,018 | 180.9 | 0.0 | 19.9 | 0.0 | 2 | 10,818 | 0.0 | 0.0 |
| Total | 29,451 | 1,361.5 | 205.7 | 113.7 | 35.3 | 6 | 27,735 | 0.0 | 0.0 |

| | Fixed Oper Expense M$ | Variable Operating Expense M$ | Other Expenses M$ | Total Operating Costs M$ | Abandon Cost & Salvage M$ | Net Operating Income M$ | Total Investment M$ | NET Cash Flow M$ | CUM Cash Flow M$ | Disc Cash Flow (10%) M$ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 456.5 | 226.8 | 0.2 | 683.6 | 69.5 | 869 | 628.3 | 241 | 241 | 218 |
| 2014 | 524.8 | 814.0 | 0.2 | 1,338.9 | 21.3 | 1,855 | 1,834.0 | 21 | 262 | -53 |
| 2015 | 533.0 | 554.6 | 0.2 | 1,087.7 | 21.3 | 1,519 | 25.3 | 1,493 | 1,755 | 1,181 |
| 2016 | 467.1 | 338.1 | 0.1 | 805.4 | 0.0 | 1,254 | 0.0 | 1,254 | 3,009 | 898 |
| 2017 | 434.0 | 210.9 | 0.1 | 645.0 | 46.7 | 990 | 0.0 | 990 | 3,999 | 645 |
| 2018 | 396.2 | 143.6 | 0.1 | 539.9 | 7.9 | 888 | 0.0 | 888 | 4,887 | 526 |
| 2019 | 380.8 | 122.3 | 0.1 | 503.2 | 22.0 | 757 | 0.0 | 757 | 5,644 | 408 |
| 2020 | 338.0 | 86.5 | 0.1 | 424.6 | 0.0 | 686 | 0.0 | 686 | 6,330 | 335 |
| 2021 | 338.0 | 77.4 | 0.1 | 415.5 | 12.8 | 583 | 0.0 | 583 | 6,913 | 259 |
| 2022 | 300.6 | 60.6 | 0.1 | 361.2 | 37.8 | 472 | 0.0 | 472 | 7,385 | 191 |
| Sub | 4,169.0 | 2,634.8 | 1.3 | 6,805.1 | 239.2 | 9,873 | 2,487.6 | 7,385 | 7,385 | 4,609 |
| Rem | 5,205.2 | 556.5 | 0.4 | 5,762.1 | 232.6 | 4,823 | 0.0 | 4,823 | 12,208 | 1,010 |
| Total | 9,374.2 | 3,191.3 | 1.7 | 12,567.2 | 471.8 | 14,696 | 2,487.6 | 12,208 | 12,208 | 5,619 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 4.3 |
| RLI (Principal Product) | 11.75 |
| Reserves Life | 33.00 |
| RLI (BOE) | 11.7 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (Mbbl) | 7,286 | 292 | 293 | 282 |
| Gas (MMcf) | 11,945 | 2,554 | 2,557 | 2,246 |
| Gas (Mbbl) | 1,991 | 426 | 426 | 374 |
| *NGL (bbl) | 87,750 | 25,064 | 25,119 | 20,047 |
| Cond (bbl) | 35,177 | 9,278 | 9,295 | 6,553 |
| Total (bbl) | 9,399,423 | 752,393 | 753,633 | 683,041 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income M$ | Investment M$ | Cash Flow M$ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 14,696 | 2,487.6 | 12,208 | 16.20 |
| 5 | 10,260 | 2,381.5 | 7,879 | 10.45 |
| 8 | 8,696 | 2,322.6 | 6,374 | 8.46 |
| 10 | 7,904 | 2,285.2 | 5,619 | 7.46 |
| 15 | 6,463 | 2,197.4 | 4,266 | 5.66 |
| 20 | 5,490 | 2,117.0 | 3,373 | 4.48 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 14,162.08 | 14,162.08 |
| Cost Of Reserves | $/BOE | 3.30 | 3.30 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

**ECONOMIC INDICATORS**

| | | BTAX | | ATAX | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 | 10.0 | 10.0 |
| Payout | (Yrs) | 0.25 | 0.25 | 0.25 | 0.25 |
| Discounted Payout | (Yrs) | 0.26 | 0.26 | 0.26 | 0.26 |
| DCF Rate of Return | (%) | 197.2 | 197.2 | 197.2 | 197.2 |
| NPV/Undisc Invest | | 2.3 | 2.3 | 2.3 | 2.3 |
| NPV/Disc Invest | | 2.5 | 2.5 | 2.5 | 2.5 |
| NPV/DIS Cap Exposure | | 5.1 | 5.1 | 5.1 | 5.1 |
| NPV/BOEPD | (M$/boepd) | 32.0 | 32.0 | 32.0 | 32.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 166.43 | 166.43 | 166.89 | 166.89 |
| Prod (12 Mo Ave) | (BOEPD) | 175.21 | 175.21 | 175.65 | 175.65 |
| Price | ($/BOE) | 27.46 | 27.46 | 27.50 | 27.50 |
| Royalties | ($/BOE) | 2.23 | 2.23 | 2.22 | 2.22 |
| Operating Costs | ($/BOE) | 10.68 | 10.68 | 10.66 | 10.66 |
| NetBack | ($/BOE) | 14.66 | 14.66 | 14.62 | 14.62 |
| Recycle Ratio | (ratio) | 4.43 | 4.43 | 4.43 | 4.43 |

*Report Time: Fri, 15 Mar 2013 12:55 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Table 4-B
## Legend Energy Canada Ltd.
## CASH FLOW TAX POOL
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Canada

Effective December 31, 2012 — Total Proved Plus Probable Reserves

**CASH FLOW ATAX**

| | Income Before Tax Loss M$ | Tax Loss Generated M$ | Tax Loss Claim M$ | Federal Taxable Income M$ | Basic Federal Tax M$ | Federal M&P Tax Credit M$ | Federal Surtax M$ | Invest Tax Credit M$ | Federal Income Tax M$ | Attributed Royalty Income M$ | Provincial Taxable Income M$ | Basic Provincial Tax M$ | Provincial M&P Tax Credit M$ | Provincial Income Tax M$ | Total Income Tax M$ | BTAX Cash Flow M$ | ATAX Cash Flow M$ | CUM Cash Flow M$ | Disc Cash Flow (10%) M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | -907.2 | 907.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 241 | 241 | 241 | 218 |
| 2014 | 0.8 | 0.0 | 0.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 21 | 21 | 262 | -53 |
| 2015 | -134.3 | 134.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1,493 | 1,493 | 1,755 | 1,181 |
| 2016 | -101.6 | 101.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1,254 | 1,254 | 3,009 | 898 |
| 2017 | -131.0 | 131.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 990 | 990 | 3,999 | 645 |
| 2018 | -48.0 | 48.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 888 | 888 | 4,887 | 526 |
| 2019 | -31.8 | 31.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 757 | 757 | 5,644 | 408 |
| 2020 | 14.6 | 0.0 | 14.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 686 | 686 | 6,330 | 335 |
| 2021 | 12.8 | 0.0 | 12.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 583 | 583 | 6,913 | 259 |
| 2022 | -17.7 | 17.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 472 | 472 | 7,385 | 191 |
| Sub | -1,343.3 | 1,371.5 | 28.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 7,385 | 7,385 | 7,385 | 4,609 |
| Rem | 995.0 | 389.0 | 1,384.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,823 | 4,823 | 12,208 | 1,010 |
| Total | -348.3 | 1,760.5 | 1,412.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 12,208 | 12,208 | 12,208 | 5,619 |

**TAXABLE INCOME**

| | Resource Revenue M$ | Resource Royalty M$ | Plus Non-Deduct Royalty M$ | Resource Allowance M$ | Resource Operating Cost M$ | Resource CCA M$ | Resource Overhead M$ | Net Production Royalty M$ | Net Resource Royalty Income M$ | Net Other Resource Income M$ | COGPE M$ | CDE M$ | CEE M$ | Depletion Allowance M$ | Resource Taxable Income M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,757 | 109.6 | 0.0 | 0.0 | 752.9 | 547.5 | 0.0 | 0.0 | -46.3 | 0.0 | 1,038.5 | 169.6 | 0.0 | 0.0 | -907.2 |
| 2014 | 3,663 | 413.9 | 0.0 | 0.0 | 1,360.1 | 566.3 | 0.0 | 0.0 | -55.2 | 0.0 | 934.6 | 332.3 | 0.0 | 0.0 | 0.8 |
| 2015 | 2,922 | 268.7 | 0.0 | 0.0 | 1,108.9 | 565.4 | 0.0 | 0.0 | -45.5 | 0.0 | 841.2 | 226.7 | 0.0 | 0.0 | -134.3 |
| 2016 | 2,257 | 184.2 | 0.0 | 0.0 | 805.3 | 427.2 | 0.0 | 0.0 | -32.1 | 0.0 | 757.0 | 153.3 | 0.0 | 0.0 | -101.6 |
| 2017 | 1,808 | 118.5 | 0.0 | 0.0 | 691.5 | 320.4 | 0.0 | 0.0 | -24.5 | 0.0 | 681.3 | 102.3 | 0.0 | 0.0 | -131.0 |
| 2018 | 1,520 | 80.6 | 0.0 | 0.0 | 547.7 | 240.3 | 0.0 | 0.0 | -18.9 | 0.0 | 613.2 | 67.0 | 0.0 | 0.0 | -48.0 |
| 2019 | 1,347 | 63.4 | 0.0 | 0.0 | 525.1 | 180.2 | 0.0 | 0.0 | -15.5 | 0.0 | 551.9 | 42.6 | 0.0 | 0.0 | -31.8 |
| 2020 | 1,156 | 48.8 | 0.0 | 0.0 | 424.5 | 135.2 | 0.0 | 0.0 | -10.4 | 0.0 | 496.7 | 25.9 | 0.0 | 0.0 | 14.6 |
| 2021 | 1,054 | 40.1 | 0.0 | 0.0 | 428.2 | 101.4 | 0.0 | 0.0 | -8.4 | 0.0 | 447.0 | 16.5 | 0.0 | 0.0 | 12.8 |
| 2022 | 904 | 32.4 | 0.0 | 0.0 | 399.0 | 76.0 | 0.0 | 0.0 | -0.5 | 0.0 | 402.3 | 11.6 | 0.0 | 0.0 | -17.7 |
| Sub | 18,389 | 1,360.2 | 0.0 | 0.0 | 7,043.0 | 3,160.0 | 0.0 | 0.0 | -257.3 | 0.0 | 6,763.8 | 1,147.8 | 0.0 | 0.0 | -1,343.3 |
| Rem | 11,004 | 180.9 | 0.0 | 0.0 | 5,994.3 | 228.1 | 0.0 | 0.0 | -6.0 | 0.0 | 3,572.8 | 27.0 | 0.0 | 0.0 | 995.0 |
| Total | 29,393 | 1,541.2 | 0.0 | 0.0 | 13,037.3 | 3,388.1 | 0.0 | 0.0 | -263.4 | 0.0 | 10,336.6 | 1,174.8 | 0.0 | 0.0 | -348.3 |

**TAX LOSS POOL**

| | Net Processing Income M$ | Class 41 CCA M$ | Processing Overhead M$ | M&P Taxable Income M$ | Other Business Income M$ | Class 1 CCA M$ | Class 2 CCA M$ | Non Resource Overhead M$ | Other Taxable Income M$ | Overhead to CEE M$ | Overhead to CDE M$ | COGPE Pool M$ | CDE Pool M$ | CEE Pool M$ | Depletion Pool M$ | Acri Pool M$ | Tax Loss Pool M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 18.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 9,346.3 | 395.7 | 0.0 | 0.0 | 0.0 | 4,589.0 |
| 2014 | 0.0 | 169.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 8,411.6 | 775.5 | 0.0 | 0.0 | 0.0 | 4,588.2 |
| 2015 | 0.0 | 267.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 7,570.5 | 529.1 | 0.0 | 0.0 | 0.0 | 4,722.5 |
| 2016 | 0.0 | 203.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 6,813.4 | 357.6 | 0.0 | 0.0 | 0.0 | 4,824.1 |
| 2017 | 0.0 | 152.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 6,132.1 | 238.6 | 0.0 | 0.0 | 0.0 | 4,955.1 |
| 2018 | 0.0 | 114.7 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,518.9 | 156.2 | 0.0 | 0.0 | 0.0 | 5,003.1 |
| 2019 | 0.0 | 86.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,967.0 | 99.4 | 0.0 | 0.0 | 0.0 | 5,034.9 |
| 2020 | 0.0 | 64.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,470.3 | 60.4 | 0.0 | 0.0 | 0.0 | 5,020.3 |
| 2021 | 0.0 | 48.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 4,023.3 | 38.6 | 0.0 | 0.0 | 0.0 | 5,007.5 |
| 2022 | 0.0 | 36.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3,620.9 | 27.0 | 0.0 | 0.0 | 0.0 | 5,025.2 |
| Sub | 0.0 | 1,161.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 3,620.9 | 27.0 | 0.0 | 0.0 | 0.0 | 5,025.2 |
| Rem | 0.0 | 108.9 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 48.2 | 0.0 | 0.0 | 0.0 | 0.0 | 4,030.2 |
| Total | 0.0 | 1,270.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 48.2 | 0.0 | 0.0 | 0.0 | 0.0 | 4,030.2 |

**NET PRESENT VALUES AFTER TAX**

| Discount Rate % | Op Income M$ | Investment M$ | Cash Flow M$ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 14,696 | 2,487.6 | 12,208 | 16.20 |
| 5 | 10,260 | 2,381.5 | 7,879 | 10.45 |
| 8 | 8,696 | 2,322.6 | 6,374 | 8.46 |
| 10 | 7,904 | 2,285.2 | 5,619 | 7.46 |
| 15 | 6,463 | 2,197.4 | 4,266 | 5.66 |
| 20 | 5,490 | 2,117.0 | 3,373 | 4.48 |

**CORPORATE OPENING TAX POOLS (M$)**

| | |
|---|---|
| Class 1 Pool | 0.00 |
| Class 2 Pool | 0.00 |
| Class 6 Pool | 0.00 |
| Class 8 Pool | 0.00 |
| Class 10 Pool | 0.00 |
| Class 12 Pool | 0.00 |
| Class 41 Pool | 2,117.69 |
| Class 43 Pool | 0.00 |
| Declining Balance Pool | 0.00 |
| Declining Balance Rate | 0.00 |
| Straight Line Decline Pool | 0.00 |
| Straight Line Decline | 0.00 % |
| COGPE Pool | 10,326.09 |
| CDE Pool | 160.67 |
| CEE Pool | 0.00 |
| Depletion Pool | 0.00 |
| ACRI Pool | 0.00 |
| Tax Loss Pool | 3,681.89 |

*Report Time: Fri, 15 Mar 2013 12:55 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Table 5
## Constant Prices
## (SEC Compliant)

| First Day of the Month | Oil | | | | |
|---|---|---|---|---|---|
| | NYMEX WTI | Crude Oil Posting @ Edmonton (Shell) | | Hardisty Bow River (Flint Hills) | |
| 2012 | US $/bbl | Cdn $/m3 | Cdn $/stb | Cdn $/m3 | Cdn $/stb |
| Jan 1 | 102.96 | 616.00 | 97.89 | 563.00 | 89.47 |
| Feb 1 | 97.63 | 568.00 | 90.26 | 499.00 | 79.30 |
| Mar 1 | 108.76 | 630.00 | 100.11 | 487.00 | 77.39 |
| Apr 1 | 105.25 | 512.00 | 81.36 | 447.00 | 71.03 |
| May 1 | 106.17 | 542.00 | 86.13 | 538.00 | 85.49 |
| Jun 1 | 83.17 | 478.00 | 75.96 | 444.00 | 70.56 |
| Jul 1 | 83.72 | 525.00 | 83.43 | 436.00 | 69.28 |
| Aug 1 | 88.99 | 485.00 | 77.07 | 403.00 | 64.04 |
| Sep 1 | 95.34 | 560.00 | 88.99 | 448.00 | 71.19 |
| Oct 1 | 92.44 | 567.00 | 90.10 | 518.00 | 82.32 |
| Nov 1 | 87.05 | 569.00 | 90.42 | 463.00 | 73.58 |
| Dec 1 | 88.69 | 555.00 | 88.20 | 490.00 | 77.87 |
| **AVERAGE** | **95.01** | | **87.49** | | **75.96** |

| First Day of the Month | Natural Gas | | | | |
|---|---|---|---|---|---|
| | NGX AB-NIT (AECO) | | Spot Gas @ Empress | Spot Gas @ TEP | Spot Gas @ Stn 2 BC |
| 2012 | $/GJ | Cdn $/Mcf | $/GJ | $/GJ | $/GJ |
| Jan 1 | 2.7143 | 2.8609 | 2.3624 | 2.8225 | 2.5176 |
| Feb 1 | 1.9255 | 2.0295 | 1.7593 | 2.2321 | 2.0119 |
| Mar 1 | 1.8460 | 1.9457 | 1.6370 | 1.9812 | 1.7887 |
| Apr 1 | 1.5477 | 1.6313 | 1.1867 | 1.8162 | 1.5346 |
| May 1 | 1.7376 | 1.8314 | 1.6632 | 1.982 | 1.6261 |
| Jun 1 | 1.7961 | 1.8931 | 1.8251 | 2.0349 | 1.9209 |
| Jul 1 | 2.0251 | 2.1345 | 2.1833 | 2.1885 | 2.1178 |
| Aug 1 | 2.4194 | 2.5500 | 2.3637 | 2.5309 | 2.4424 |
| Sep 1 | 2.0493 | 2.1600 | 2.3330 | 2.3822 | 2.1042 |
| Oct 1 | 2.4171 | 2.5476 | 2.5913 | 2.7208 | 2.2665 |
| Nov 1 | 3.1068 | 3.2746 | 2.9456 | 3.3174 | 2.8052 |
| Dec 1 | 3.1036 | 3.2712 | 2.9096 | 3.3038 | 2.9544 |
| **AVERAGE** | | **2.3441** | **2.1467** | **2.4427** | **2.1742** |

| First Day of the Month | Natural Gas Products | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Edmonton Condensate (Flint Hills) | | Average Monthly | Butane AB Reference Price | | Propane AB Reference Price | | Ethane AB Reference Price | | |
| 2012 | Cdn $/m3 | Cdn $/stb | | Cdn $/m3 | Cdn $/stb | Cdn $/m3 | Cdn $/stb | Cdn$/GJ | Cdn $/m3 | Cdn $/stb |
| Jan 1 | 679.00 | 107.90 | Jan | 552.43 | 87.79 | 259.22 | 41.19 | 2.56 | 47.26 | 7.51 |
| Feb 1 | 664.00 | 105.52 | Feb | 521.08 | 82.80 | 247.91 | 39.40 | 3.13 | 57.78 | 9.18 |
| Mar 1 | 718.00 | 114.10 | Mar | 517.89 | 82.30 | 263.01 | 41.79 | 1.83 | 33.78 | 5.37 |
| Apr 1 | 682.00 | 108.38 | Apr | 513.51 | 81.60 | 216.22 | 34.36 | 1.63 | 30.09 | 4.78 |
| May 1 | 705.00 | 112.03 | May | 468.84 | 74.50 | 171.25 | 27.21 | 1.58 | 29.17 | 4.63 |
| Jun 1 | 579.00 | 92.01 | Jun | 404.06 | 64.21 | 125.63 | 19.96 | 1.75 | 32.30 | 5.13 |
| Jul 1 | 569.00 | 90.42 | Jul | 415.24 | 65.99 | 126.42 | 20.09 | 1.92 | 35.44 | 5.63 |
| Aug 1 | 574.00 | 91.21 | Aug | 463.68 | 73.68 | 168.04 | 26.70 | 2.05 | 37.84 | 6.01 |
| Sep 1 | 616.00 | 97.89 | Sep | 449.59 | 71.44 | 182.01 | 28.92 | 1.94 | 35.81 | 5.69 |
| Oct 1 | 624.00 | 99.16 | Oct | 469.79 | 74.65 | 201.96 | 32.09 | 2.36 | 43.56 | 6.92 |
| Nov 1 | 597.00 | 94.87 | Nov | 459.71 | 73.05 | 191.02 | 30.35 | 2.90 | 53.53 | 8.51 |
| Dec 1 | 622.00 | 98.84 | Dec | *459.71* | *73.05* | *191.02* | *30.35* | *2.90* | *53.53* | *8.51* |
| **AVERAGE** | **635.75** | **101.03** | | **474.63** | **75.42** | **195.31** | **31.04** | **2.21** | **40.84** | **6.49** |

Sources:

A. NYMEX WTI from the U.S. Energy Information Administration web-site…… Cushing OK WTI Spot Price FOB ($US/bbl)

B. Crude oil pricing from Shell Canada web-site Crude Oil Pricing ……….. Light Sweet @ Edmonton

C. Hardisty Bow River from Flint Hills Resources web-site daily postings …..Hardisty Bow River

D. All Gas Prices are from Canadian Gas Price Reporter Canadian domestic gas price report
NGX AB-NIT Same Day Index # Price Avg first business day - page 2
Daily Spot Gas Price at Empress Avg. first business day - page 9
Daily Spot Gas Price at TransGas Energy Pool. Avg. first business day - page 15
Daily Spot Gas Price at Station 2 B.C. Avg. first business day - page 15

F. Condensate price from Flint Hills Resources daily postings ...Edmonton Condensate

F. Butane, Propane amd Ethane Prices (January through November) were only available as monthly averages from Alberta Energy Information Letters(Atttachment 1A) Butane, Propane and Ethane Reference Price

G. As a more recent Information Letter was unavailable, December Butane, Propane and Ethane Prices were assumed to be the same as November's

E:\MASTERS\Prices\Constant Pricing\Constant dollar 2012.xlsx


R24W5
R23
T82
T82
Grimshaw
Berwyn
T81
T81
R24W5
R23

**WELL LEGEND**

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

**PIPELINE LEGEND**

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

## Berwyn

Alberta

Quick Select
(403) 640-9080

Date: 2013/2/1
Author: kim

## Legend Energy Canada Ltd.
## DETAILED ECONOMIC SUMMARY
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012 Berwyn

| | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| **Sales Gas MMcf** | | | | | | |
| Ultimate Remaining | 0.0 | | | 0.0 | 152.0 | 152.0 |
| WI Before Royalty | 0.0 | | | 0.0 | 152.0 | 152.0 |
| WI After Royalty | 0.0 | | | 0.0 | 145.7 | 145.7 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 0.0 | | | 0.0 | 145.7 | 145.7 |
| **MBOE MBoe** | | | | | | |
| Ultimate Remaining | 0.0 | | | 0.0 | 25.3 | 25.3 |
| WI Before Royalty | 0.0 | | | 0.0 | 25.3 | 25.3 |
| WI After Royalty | 0.0 | | | 0.0 | 24.3 | 24.3 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 0.0 | | | 0.0 | 24.3 | 24.3 |
| **NPV - BTAX M$** | | | | | | |
| Undiscounted | -29.7 | | | -29.7 | 3.6 | -26.1 |
| Discounted at 5% | -29.6 | | | -29.6 | 2.2 | -27.4 |
| Discounted at 10% | -29.6 | | | -29.6 | 1.1 | -28.5 |
| Discounted at 15% | -29.5 | | | -29.5 | 0.1 | -29.4 |
| Discounted at 20% | -29.5 | | | -29.5 | -0.7 | -30.2 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

# Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Berwyn

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int | Derived | Oil WI | Oil RI | Oil Net | Sales Gas WI | Sales Gas RI | Sales Gas Net | NGL WI | NGL RI | NGL Net | BOE WI | BOE RI | BOE Net | Present Value 5% | Present Value 10% | Present Value 15% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | % | | Mstb | Mstb | Mstb | MMcf | MMcf | MMcf | Mstb | Mstb | Mstb | MBoe | MBoe | MBoe | M$ | M$ | M$ |
| Berwyn | | | | | | | | | | | | | | | | | | |
| 00/07-11-082-24W5/2 | FALHER | 100.00 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -29.6 | -29.6 | -29.5 |
| Berwyn | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -29.6 | -29.6 | -29.5 |
| Total | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -29.6 | -29.6 | -29.5 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Berwyn

Effective December 31, 2012 — Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 29,700.0 | -29,700 | 0.0 | -29,700 | -29,700 | -29,584 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 29,700.0 | -29,700 | 0.0 | -29,700 | -29,700 | -29,584 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 29,700.0 | -29,700 | 0.0 | -29,700 | -29,700 | -29,584 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (29,700) | 0.0 | (29,700) | 0.00 |
| 5 | (29,641) | 0.0 | (29,641) | 0.00 |
| 8 | (29,606) | 0.0 | (29,606) | 0.00 |
| 10 | (29,584) | 0.0 | (29,584) | 0.00 |
| 15 | (29,530) | 0.0 | (29,530) | 0.00 |
| 20 | (29,478) | 0.0 | (29,478) | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Berwyn

Effective December 31, 2012 — Proved Plus Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Berwyn | | | | | | | | | | | | | | | | | | |
| 00/02-11-082-24W5/5 | MIDDLE FALHER | 100.00 | Probable | 0.0 | 0.0 | 0.0 | 142.0 | 0.0 | 136.2 | 0.0 | 0.0 | 0.0 | 23.7 | 0.0 | 22.7 | 1.8 | 0.4 | -0.8 |
| 00/07-11-082-24W5/2 | FALHER | 100.00 | P+P | 0.0 | 0.0 | 0.0 | 10.0 | 0.0 | 9.6 | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.6 | -29.2 | -28.9 | -28.7 |
| Berwyn | | | | 0.0 | 0.0 | 0.0 | 152.0 | 0.0 | 145.7 | 0.0 | 0.0 | 0.0 | 25.3 | 0.0 | 24.3 | -27.4 | -28.5 | -29.4 |
| Total | | | | 0.0 | 0.0 | 0.0 | 152.0 | 0.0 | 145.7 | 0.0 | 0.0 | 0.0 | 25.3 | 0.0 | 24.3 | -27.4 | -28.5 | -29.4 |

# Legend Energy Canada Ltd.
# CASH FLOW
# Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Berwyn

Effective December 31, 2012 Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 70 | 25,462.6 | 25,462.6 | 0.0 | 2.15 | 54,653 | 0.0 | 0.00 | 12 | 12 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 205 | 74,879.5 | 74,879.5 | 0.0 | 2.12 | 158,744 | 0.0 | 0.00 | 34 | 34 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 142 | 51,672.9 | 51,672.9 | 0.0 | 2.12 | 109,546 | 0.0 | 0.00 | 24 | 24 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 152,015.0 | 152,015.0 | 0.0 | 2.12 | 322,944 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 152,015.0 | 152,015.0 | 0.0 | 2.12 | 322,944 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 54,653 | 1,652.0 | 0.0 | 393.5 | 0.0 | 4 | 52,607 | 0.0 | 0.0 | 15,800.0 | 26,974.9 | 0.0 | 42,774.9 | 29,700.0 | -19,868 | 50,000.0 | -69,868 | -69,868 | -66,489 |
| 2014 | 158,744 | 4,520.8 | 0.0 | 1,132.6 | 0.0 | 4 | 153,091 | 0.0 | 0.0 | 47,400.0 | 68,140.3 | 0.0 | 115,540.3 | 0.0 | 37,551 | 0.0 | 37,551 | -32,317 | 32,773 |
| 2015 | 109,546 | 3,119.7 | 0.0 | 781.6 | 0.0 | 4 | 105,645 | 0.0 | 0.0 | 47,400.0 | 47,022.3 | 0.0 | 94,422.3 | 5,000.0 | 6,223 | 0.0 | 6,223 | -26,094 | 5,203 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -26,094 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -26,094 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -26,094 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -26,094 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -26,094 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -26,094 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -26,094 | 0 |
| Sub | 322,944 | 9,292.5 | 0.0 | 2,307.6 | 0.0 | 4 | 311,343 | 0.0 | 0.0 | 110,600.0 | 142,137.5 | 0.0 | 252,737.5 | 34,700.0 | 23,906 | 50,000.0 | -26,094 | -26,094 | -28,512 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -26,094 | 0 |
| Total | 322,944 | 9,292.5 | 0.0 | 2,307.6 | 0.0 | 4 | 311,343 | 0.0 | 0.0 | 110,600.0 | 142,137.5 | 0.0 | 252,737.5 | 34,700.0 | 23,906 | 50,000.0 | -26,094 | -26,094 | -28,512 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 1.6 |
| RLI (Principal Product) | 4.61 |
| Reserves Life | 2.92 |
| RLI (BOE) | 4.6 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 152,015 | 152,015 | 152,015 | 145,742 |
| Gas (bbl) | 25,336 | 25,336 | 25,336 | 24,290 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 25,336 | 25,336 | 25,336 | 24,290 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 23,906 | 50,000.0 | (26,094) | (1.03) |
| 5 | 20,703 | 48,113.2 | (27,410) | (1.08) |
| 8 | 18,962 | 47,056.4 | (28,095) | (1.11) |
| 10 | 17,868 | 46,380.6 | (28,512) | (1.13) |
| 15 | 15,346 | 44,783.4 | (29,438) | (1.16) |
| 20 | 13,090 | 43,305.6 | (30,215) | (1.19) |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 3,324.90 | 3,324.90 |
| Cost Of Reserves | $/BOE | 1.97 | 1.97 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | -0.6 | -0.6 |
| NPV/Disc Invest | | -0.6 | -0.6 |
| NPV/DIS Cap Exposure | | -61.5 | -61.5 |
| NPV/BOEPD | (M$/boepd) | -1.9 | -1.9 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 18.75 | 18.75 | 18.75 | 18.75 |
| Prod (12 Mo Ave) | (BOEPD) | 15.04 | 15.04 | 15.04 | 15.04 |
| Price | ($/BOE) | 12.84 | 12.84 | 12.84 | 12.84 |
| Royalties | ($/BOE) | 0.48 | 0.48 | 0.48 | 0.48 |
| Operating Costs | ($/BOE) | 9.75 | 9.75 | 9.75 | 9.75 |
| NetBack | ($/BOE) | 2.62 | 2.62 | 2.62 | 2.62 |
| Recycle Ratio | (ratio) | 1.33 | 1.33 | 1.33 | 1.33 |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**ENTITY INTERESTS**

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Berwyn** | | | | | |
| 00/13-18-082-23W5/0 | LOCATION | Undefined<br>Undefined | 100% WI | Crown | 2% GORR |
| 00/07-19-082-23W5/0 | ABANDONED | Undefined<br>Undefined | 100% WI | Crown | |
| 00/02-11-082-24W5/0 | GETHING<br>SUSPENDED GAS | Gas<br>Conventional | 100% WI | Crown | 1.25% GORR |
| 00/02-11-082-24W5/2 | LWR FALHER<br>SUSPENDED GAS | Gas<br>Conventional | 100% WI | Crown | 1.25% GORR |
| 00/02-11-082-24W5/5 | MIDDLE FALHER<br>BEHIND PIPE | Gas<br>Conventional | 100% WI | Crown | 1.25% GORR |
| 00/07-11-082-24W5/0 | BLUESKY<br>SUSPENDED GAS | Gas<br>Conventional | 100% WI | Crown | 1.25% GORR |
| 00/07-11-082-24W5/2 | FALHER<br>FLOWING GAS | Gas<br>Conventional | 100% WI | Crown | 1.25% GORR |
| 00/08-13-082-24W5/0 | GETHING<br>DRILLED AND CASED | Gas<br>Conventional | 100% WI | Crown | 2% GORR |

## Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Berwyn** | | | | | | | | | | | | | |
| 00/13-18-082-23W5/0 | | Undefined | | | | | | | | | | | |
| 00/07-19-082-23W5/0 | ABANDONED | Undefined | | LEGEND ENERGY CANADA LTD. | UNDEFINED | AB0998 | | | | | 2009-07-18 | 2009-07-19 | |
| 00/02-11-082-24W5/0 | SUSPENDED GAS | Gas | GETHING | LEGEND ENERGY CANADA LTD. | BERWYN | AB1006 | GETHING A | AB100603 26001 | | | 2010-01-09 | 2006-03-31 | 2006-12-12 |
| 00/02-11-082-24W5/2 | SUSPENDED GAS | Gas | SPIRIT RIVER | LEGEND ENERGY CANADA LTD. | BERWYN | AB1006 | SPIRIT RIVER D | AB100602 64004 | | | 2011-02-01 | 2006-03-31 | 2010-01-15 |
| 00/02-11-082-24W5/3 | FLOWING GAS | Gas | SPIRIT RIVER | LEGEND ENERGY CANADA LTD. | BERWYN | AB1006 | SPIRIT RIVER H | AB100602 64008 | | | 2010-12-01 | 2006-03-31 | 2010-12-01 |
| 00/02-11-082-24W5/5 | | Gas | | | | | | | | | | | |
| 00/07-11-082-24W5/0 | SUSPENDED GAS | Gas | BLUESKY | LEGEND ENERGY CANADA LTD. | BERWYN | AB1006 | BLUESKY A | AB100603 04001 | | | 2010-08-01 | 2008-10-02 | 2008-10-29 |
| 00/07-11-082-24W5/2 | SUSPENDED GAS | Gas | SPIRIT RIVER | LEGEND ENERGY CANADA LTD. | BERWYN | AB1006 | SPIRIT RIVER G | AB100602 64007 | | | 2012-02-01 | 2008-10-02 | 2010-08-20 |
| 00/08-13-082-24W5/0 | DRILLED AND CASED | Undefined | | LEGEND ENERGY CANADA LTD. | BERWYN | AB1006 | | | | | 2007-02-11 | 2007-02-12 | |

## Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012 Berwyn

| Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Production for Nov 2012 Gas Mcf | Production for Nov 2012 Water bbl | Dec 2011 to Nov 2012 Oil bbl | Dec 2011 to Nov 2012 Gas Mcf | Dec 2011 to Nov 2012 Water bbl | Cumulative to Nov 2012 Oil bbl | Cumulative to Nov 2012 Gas Mcf | Cumulative to Nov 2012 Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Berwyn | | | | | | | | | | | | | | |
| 1 00/02-11-082-24W5/0 | GETHING | 100.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 1 | 887,485 | 82,117 | 12/06 | 11/09 |
| 2 00/02-11-082-24W5/2 | LWR FALHER | 100.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 147,271 | 12,963 | 01/10 | 11/10 |
| 3 00/02-11-082-24W5/3 | NOTIKEWIN | 100.00 | 1 | 0 | 2,335 | 586 | 0 | 84,734 | 1,529 | 0 | 186,527 | 1,529 | 12/10 | 11/12 |
| 4 00/07-11-082-24W5/0 | BLUESKY | 100.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 605,747 | 63,687 | 10/08 | 06/10 |
| 5 00/07-11-082-24W5/2 | FALHER | 100.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 91,695 | 8,462 | 08/10 | 07/11 |
| Berwyn | | | | 0 | 2,335 | 586 | 0 | 84,734 | 1,529 | 1 | 1,918,724 | 168,758 | | |
| Total | | | | 0 | 2,335 | 586 | 0 | 84,734 | 1,529 | 1 | 1,918,724 | 168,758 | | |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. (M$/yr) | Fixed Costs Ann. ($/w/yr) | Fixed Costs Mo. ($/w/mo) | Variable Oil Costs* Var.[1] ($/bbl) | Variable Oil Costs* Truck[3] ($/bbl) | Variable Oil Costs* Trans[3] Adj. ($/bbl) | Variable Gas Costs* Var.[1] ($/Mcf) | Variable Gas Costs* Gath.[2] ($/Mcf) | Variable Gas Costs* Cust[2] Proc. ($/Mcf) | Variable Gas Costs* Plant[2] Oper. ($/Mcf) | Variable Gas Costs* Trans[3] Adj. ($/Mcf) | GCA ($/Mcf) | Other NGL[3] Trans. ($/bbl) | Other Water Disp. ($/bbl) | Other Sulph[3] Trans. ($/lt) | Other Sulph Oper. ($/Mcf) | Other Aband Costs (M$) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Berwyn | | | | | | | | | | | | | | | | | | | | |
| 00/02-11-082-24W5/5 | MIDDLE FALHER | Gas | Probable | | | 3,950 | | | | 0.91 | | | | 0.22 | 0.91 | | 1.90 | | | 5.00 |
| 00/07-11-082-24W5/2 | FALHER | Gas | PDP | | | 3,950 | | | | 0.91 | | | | 0.22 | 0.91 | | 1.90 | | | 29.70 |
| 00/07-11-082-24W5/2 | FALHER | Gas | P+P | | | 3,950 | | | | 0.91 | | | | 0.22 | 0.91 | | 1.90 | | | 29.70 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

# Legend Energy Canada Ltd.
## CAPITAL COSTS
## ALL COSTS IN 2013 DOLLARS

Effective December 31, 2012 All Categories

| Location | Formation | Category | Date | Capital Type | Total Amount M$ | Committed Amount M$ | Comments |
|---|---|---|---|---|---|---|---|
| **Berwyn** | | | | | | | |
| 00/02-11-082-24W5/5 | MIDDLE FALHER | Probable | 2013-10-01 | Dev Compl | 50.0 | 0.0 | Complete Middle Falher |
| Berwyn Total | | | | | | | |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/07-19-082-23W5/0 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | ABANDONED | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2009-07-19 | Top Depth: | ft KB |
| Kelly Bushing: | 1,859.9 ft SS | Total Depth: | 2,788.7 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1999-11-30 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | |

Participant Remarks:

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/02-11-082-24W5/0 | Formation: | GETHING |
| Category | NRA | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | 2006-12-12 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2006-03-31 | Top Depth: | 2,303.1 ft KB |
| Kelly Bushing: | 1,815.3 ft SS | Total Depth: | 2,526.2 ft KB |
| Pool Name: | GETHING A | Midpoint Perf Depth: | 2,345.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 887.5 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 887.5 MMcf |
| Net Pay: | 17.72 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.230 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.540 Fraction | | | Z Factor: * | 0.8992 Fraction |
| Initial Pressure: | 794.7 psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | 75 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Watered out. WGR over 500 bbls/bbl in November 2009. Abandoned in January 2010.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2006-12-12 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,016 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments: Perf's: 702-702.5, 708.7-709.5m K.B. Frac. Flowed 43.6 e3m3/d (7 bbl/MM wtr)
Perf's: 726.7-727, 723-724m K.B. Frac. Flowed 37.4 e3m3/d (24 bbls/MM wtr)
Perf's: 732.5-733.5 (suspended).
AOF (July 07): Wellhead 43.2 e3m3/d.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0022 Molar Fraction |
| Propane | | | 0.0006 Molar Fraction |
| Butane | | | 0.0004 Molar Fraction |
| Pentane+ | | | 0.0007 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 1.25% GORR |

Participant Remarks:

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

Operator: LEGEND ENERGY CANADA LTD.
Province: Alberta
Field: BERWYN
Pool: GETHING A
Unit:
Status: SUSPENDED GAS

Berwyn
00/02-11-082-24W5/0
NRA



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Acq
Eff
2007
2008
2009
2010
2011
2012
2013
2014
2015
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff
End Of Hist
0
250,000
500,000
750,000
1,000,000
1,250,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 1 | Gas Cum | (Mcf) | 887,485 | Water Cum | (bbl) | 82,117 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 1 | Gas Ult Rec | (Mcf) | 887,485 | Water Ult Rec | (bbl) | 82,117 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Volumetric | Est Cum Prod (Mcf) | 887,485 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.05 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable | (Mcf) | 887,485 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/02-11-082-24W5/2 | Formation: | LWR FALHER |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2006-03-31 | Top Depth: | 1,836.3 ft KB |
| Kelly Bushing: | 1,815.6 ft SS | Total Depth: | 2,526.2 ft KB |
| Pool Name: | SPIRIT RIVER D | Midpoint Perf Depth: | 1,867.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 1,836 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 147.3 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 147.3 MMcf |
| Net Pay: | 16.08 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.295 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.9400 Fraction |
| Initial Pressure: | 519.4 psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | 67 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Abandoned in November 2010.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments: Perf's: 559.7-561.0, 578.0-578.5m K.B. Flowed 2.755 e3m3/d. Abandoned.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 1.25% GORR |

Participant Remarks:

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | |
|---|---|---|
| **Operator:** | **LEGEND ENERGY CANADA LTD.** | **Berwyn** |
| **Province:** | **Alberta** | **00/02-11-082-24W5/2** |
| **Field:** | **BERWYN** | **NRA** |
| **Pool:** | **SPIRIT RIVER D** | |
| **Unit:** | | |
| **Status:** | **SUSPENDED GAS** | |


Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
1E6
100000
10000
1000
10000
1000
100
10
1000
100
10
1
End Of Hist
Acq
Eff
2011
2012
2013
2014
2015
2016
2017
2018
2019
Time (Years)


Calendar Daily Gas Production (Mcf/day)
1,000
800
600
400
200
0
Eff
End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 147,271 | Water Cum | (bbl) | 12,963 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 147,271 | Water Ult Rec | (bbl) | 12,963 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Performance | Est Cum Prod (Mcf) | 147,271 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.05 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable | (Mcf) | 147,271 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/02-11-082-24W5/3 | Formation: | NOTIKEWIN |
| Category | NRA | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2006-03-31 | Top Depth: | 1,158.1 ft KB |
| Kelly Bushing: | 1,815.6 ft SS | Total Depth: | 2,526.2 ft KB |
| Pool Name: | SPIRIT RIVER H | Midpoint Perf Depth: | 1,159.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 1,156 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 955.1 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.1953 Fraction |
| Water Contact: | 1,173 ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 186.5 MMcf |
| Production Area: | 320 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 186.5 MMcf |
| Net Pay: | 14.76 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 4,724.4 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.320 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.9500 Fraction |
| Initial Pressure: | 338.7 psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | 64 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Watered out December 2012.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments: Perf's: 353.0-353.5m K.B. Net pay and porosity from log analysis. SW averaged from offsetting Notikewin and Spirit River pools

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 1.25% GORR |

Participant Remarks:

## Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | LEGEND ENERGY CANADA LTD. | | Berwyn |
| **Province:** | Alberta | | 00/02-11-082-24W5/3 |
| **Field:** | BERWYN | | NRA |
| **Pool:** | SPIRIT RIVER H | | |
| **Unit:** | | | |
| **Status:** | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Acq
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff End Of Hist
Vol Gas
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 186,527 | Water Cum | (bbl) | 1,529 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 186,527 | Water Ult Rec | (bbl) | 1,529 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Volumetric | Est Cum Prod | (Mcf) | 186,527 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 955,056 | Remaining Rec | (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.195 | Gas Surface Loss | | 0.05 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 186,527 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/02-11-082-24W5/4 | Formation: | PADDY |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 1,020 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 562.4 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.0000 Fraction |
| Water Contact: | 1,037 ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | 240 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | 12.47 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 2,992.1 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.300 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.9500 Fraction |
| Initial Pressure: | 333.6 psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | 60 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks: Paddy also developed in the 07-11 well. Net pay and porosity from log analysis.

Category Remarks: Paddy was completed in December 2012 and originally tested some 100 Mcf/d; however, the well became contaminated and is now dead. NRA.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01

Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 1.25% GORR |

Participant Remarks:

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADALTD. |
| Location: | 00/02-11-082-24W5/5 | Formation: | MIDDLE FALHER |
| Category | Probable | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | BEHIND PIPE | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | 0.0 ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 1,836 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 442.8 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.5000 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 221.4 MMcf |
| Production Area: | 160 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | 9.19 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 221.4 MMcf |
| Reservoir Volume: | 1,469.8 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 210.3 MMcf |
| Porosity: | 0.310 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.9400 Fraction |
| Initial Pressure: | 519.4 psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | 67 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Offset well at 7-11 also producing from the Middle Falher possibly depleting these reserves.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 221,393.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-11-01 |
| End Date: | 2018-06-06 |
| Initial Rate: | 275 Mcf/day |
| Rate at Effective Date: | 275 Mcf/day |
| Final Rate: | 50 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 221,393.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Proposed Perf's: 453.25-453.75, 458.25-459.25m K.B.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 1.25% GORR |

Participant Remarks:

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Berwyn, Alberta    Interests: 100% WI    Lease Burden: 1.25% GORR
**Entity :** 00/02-11-082-24W5/5
**Formation :** MIDDLE FALHER    Lessor: Crown
Effective December 31, 2012    Total Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 42 | 15,452.3 | 15,452.3 | 0.0 | 2.12 | 32,759 | 0.0 | 0.00 | 7 | 7 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 205 | 74,879.5 | 74,879.5 | 0.0 | 2.12 | 158,744 | 0.0 | 0.00 | 34 | 34 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 142 | 51,672.9 | 51,672.9 | 0.0 | 2.12 | 109,546 | 0.0 | 0.00 | 24 | 24 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 142,004.6 | 142,004.6 | 0.0 | 2.12 | 301,050 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 142,004.6 | 142,004.6 | 0.0 | 2.12 | 301,050 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 32,759 | 932.9 | 0.0 | 233.7 | 0.0 | 4 | 31,592 | 0.0 | 0.0 | 7,900.0 | 14,061.6 | 0.0 | 21,961.6 | 0.0 | 9,631 | 50,000.0 | -40,369 | -40,369 | -37,554 |
| 2014 | 158,744 | 4,520.8 | 0.0 | 1,132.6 | 0.0 | 4 | 153,091 | 0.0 | 0.0 | 47,400.0 | 68,140.3 | 0.0 | 115,540.3 | 0.0 | 37,551 | 0.0 | 37,551 | -2,819 | 32,773 |
| 2015 | 109,546 | 3,119.7 | 0.0 | 781.6 | 0.0 | 4 | 105,645 | 0.0 | 0.0 | 47,400.0 | 47,022.3 | 0.0 | 94,422.3 | 5,000.0 | 6,223 | 0.0 | 6,223 | 3,404 | 5,203 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,404 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,404 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,404 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,404 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,404 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,404 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,404 | 0 |
| Sub | 301,050 | 8,573.4 | 0.0 | 2,147.8 | 0.0 | 4 | 290,329 | 0.0 | 0.0 | 102,700.0 | 129,224.2 | 0.0 | 231,924.2 | 5,000.0 | 53,404 | 50,000.0 | 3,404 | 3,404 | 423 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,404 | 0 |
| Total | 301,050 | 8,573.4 | 0.0 | 2,147.8 | 0.0 | 4 | 290,329 | 0.0 | 0.0 | 102,700.0 | 129,224.2 | 0.0 | 231,924.2 | 5,000.0 | 53,404 | 50,000.0 | 3,404 | 3,404 | 423 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.9 |
| RLI (Principal Product) | 1.78 |
| Reserves Life | 2.17 |
| RLI (BOE) | 1.8 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 142,005 | 142,005 | 142,005 | 136,186 |
| Gas (bbl) | 23,667 | 23,667 | 23,667 | 22,698 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 23,667 | 23,667 | 23,667 | 22,698 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 53,404 | 50,000.0 | 3,404 | 0.14 |
| 5 | 49,912 | 48,113.2 | 1,799 | 0.08 |
| 8 | 48,005 | 47,056.4 | 948 | 0.04 |
| 10 | 46,803 | 46,380.6 | 423 | 0.02 |
| 15 | 44,021 | 44,783.4 | (762) | (0.03) |
| 20 | 41,520 | 43,305.6 | (1,786) | (0.08) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 1,375.39 | 1,375.39 |
| Cost Of Reserves | $/BOE | 2.11 | 2.11 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 1.39 | 1.39 |
| Discounted Payout | (Yrs) | 1.57 | 1.57 |
| DCF Rate of Return | (%) | 11.7 | 11.7 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.9 | 0.9 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 41.57 | 41.57 | 41.57 | 41.57 |
| Prod (12 Mo Ave) | (BOEPD) | 36.35 | 36.35 | 36.35 | 36.35 |
| Price | ($/BOE) | 12.72 | 12.72 | 12.72 | 12.72 |
| Royalties | ($/BOE) | 0.45 | 0.45 | 0.45 | 0.45 |
| Operating Costs | ($/BOE) | 9.03 | 9.03 | 9.03 | 9.03 |
| NetBack | ($/BOE) | 3.24 | 3.24 | 3.24 | 3.24 |
| Recycle Ratio | (ratio) | 1.53 | 1.53 | 1.53 | 1.53 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/07-11-082-24W5/0 | Formation: | BLUESKY |
| Category | NRA | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | 2008-10-29 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2008-10-02 | Top Depth: | 2,237.5 ft KB |
| Kelly Bushing: | 1,814.3 ft SS | Total Depth: | 2,880.6 ft KB |
| Pool Name: | BLUESKY A | Midpoint Perf Depth: | 2,241.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 2,238 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 1,516.0 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.3996 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 605.7 MMcf |
| Production Area: | 480 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 605.7 MMcf |
| Net Pay: | 6.56 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 3,149.6 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.260 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.300 Fraction | | | Z Factor: * | 0.8955 Fraction |
| Initial Pressure: | 825.3 psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | 79 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Watered out June 2010.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2008-10-29 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,029 Btu/scf | WGR: | 150.0 bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments: Perf's: 682.0-684.5m K.B. Flowed 75.2 e3m3/d at end of test. Set bridge plug at 673.0m K.B.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 1.25% GORR |

Participant Remarks:

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | |
|---|---|---|
| **Operator:** | LEGEND ENERGY CANADA LTD. | **Berwyn** |
| **Province:** | Alberta | **00/07-11-082-24W5/0** |
| **Field:** | BERWYN | **NRA** |
| **Pool:** | BLUESKY A | |
| **Unit:** | | |
| **Status:** | SUSPENDED GAS | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
1000
10000
100000
1E6
10
100
1000
10000
End Of Hist
Acq
Eff
2009
2010
2011
2012
2013
2014
2015
2016
2017
Time (Years)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
1
10
100
1000



Calendar Daily Gas Production (Mcf/day)
0
280
560
840
1,120
1,400
Eff
End Of Hist
Vol Gas
0
250,000
500,000
750,000
1,000,000
1,250,000
1,500,00
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 605,747 | Water Cum | (bbl) | 63,687 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 605,747 | Water Ult Rec | (bbl) | 63,687 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Volumetric | Est Cum Prod | (Mcf) | 605,747 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 1,516,040 | Remaining Rec | (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.400 | Gas Surface Loss | | 0.05 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 605,747 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/07-11-082-24W5/2 | Formation: | FALHER |
| Category | PDP | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2008-10-29 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2008-10-02 | Top Depth: | 1,279.5 ft KB |
| Kelly Bushing: | 1,814.3 ft SS | Total Depth: | 2,880.6 ft KB |
| Pool Name: | SPIRIT RIVER G | Midpoint Perf Depth: | 1,519.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 2,238 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 340.1 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.4500 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 153.1 MMcf |
| Production Area: | 100 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 91.7 MMcf |
| Net Pay: | 10.00 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 61.4 MMcf |
| Reservoir Volume: | 1,000.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 58.3 MMcf |
| Porosity: | 0.350 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.9400 Fraction |
| Initial Pressure: | 519.4 psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | 67 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Production to resume February 1, 2013

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2008-10-29 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,029 Btu/scf | WGR: | 190.0 bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 61,361.5 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-02-01 |
| End Date: | 2014-07-22 |
| Initial Rate: | 175 Mcf/day |
| Rate at Effective Date: | 175 Mcf/day |
| Final Rate: | 70 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 153,056.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perf's: 390.0-391.0, 458.0-459.0, 535.0-536.0m K.B.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 1.25% GORR |

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | LEGEND ENERGY CANADA LTD. | | Berwyn |
| **Province:** | Alberta | | 00/07-11-082-24W5/2 |
| **Field:** | BERWYN | | PDP |
| **Pool:** | SPIRIT RIVER G | | |
| **Unit:** | | | |
| **Status:** | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
1E6
100000
10000
1000
10000
1000
100
10
Gas Qf
Act
End Of Hist
Eff
Vol Gas
2011
2012
2013
2014
2015
2016
2017
2018
2019
Time (Years)



Calendar Daily Gas Production (Mcf/day)
500
400
300
200
100
0
Gas Qf
End Of Hist
Eff
Vol Gas
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,00
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 91,695 | Water Cum | (bbl) | 8,462 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 61,361 | Water Rem Rec | (bbl) | 11,659 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 153,056 | Water Ult Rec | (bbl) | 20,121 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | 02/01/2013 | Calculation Type | Volumetric | Est Cum Prod (Mcf) | 91,695 | Decline Exp | 0.000 |
| Forecast End (Tf) | 07/21/2014 | OVIP (Volumetric) (Mcf) | 340,124 | Remaining Rec (Mcf) | 61,361 | Initial Decline (De) | 46.5 |
| Initial Rate (qi) (Mcf/day) | 175.0 | Rec Factor (Volumetric) | 0.450 | Gas Surface Loss | 0.05 | Reserve Life Index | 1.29 |
| Final Rate (qf) (Mcf/day) | 70.0 | Ult Recoverable (Mcf) | 153,056 | Gas Total Sales (Mcf) | 58,293 | Reserve Half Life | 0.58 |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Berwyn, Alberta | Interests: 100% WI | Lease Burden: 1.25% GORR
**Entity :** 00/07-11-082-24W5/2
**Formation :** FALHER | Lessor: Crown
Effective December 31, 2012 | Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 29,700.0 | -29,700 | 0.0 | -29,700 | -29,700 | -29,584 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 29,700.0 | -29,700 | 0.0 | -29,700 | -29,700 | -29,584 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,700 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 29,700.0 | -29,700 | 0.0 | -29,700 | -29,700 | -29,584 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (29,700) | 0.0 | (29,700) | 0.00 |
| 5 | (29,641) | 0.0 | (29,641) | 0.00 |
| 8 | (29,606) | 0.0 | (29,606) | 0.00 |
| 10 | (29,584) | 0.0 | (29,584) | 0.00 |
| 15 | (29,530) | 0.0 | (29,530) | 0.00 |
| 20 | (29,478) | 0.0 | (29,478) | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/07-11-082-24W5/2 | Formation: | FALHER |
| Category | P+P | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2008-10-29 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2008-10-02 | Top Depth: | 1,279.5 ft KB |
| Kelly Bushing: | 1,814.3 ft SS | Total Depth: | 2,880.6 ft KB |
| Pool Name: | SPIRIT RIVER G | Midpoint Perf Depth: | 1,519.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 2,238 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 408.1 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.5000 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 204.1 MMcf |
| Production Area: | 120 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 91.7 MMcf |
| Net Pay: | 10.00 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 112.4 MMcf |
| Reservoir Volume: | 1,200.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 106.8 MMcf |
| Porosity: | 0.350 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.9400 Fraction |
| Initial Pressure: | 519.4 psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | 67 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Production to resume February 1, 2013

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2008-10-29 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,029 Btu/scf | WGR: | 190.0 bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 112,380.5 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-02-01 |
| End Date: | 2016-01-27 |
| Initial Rate: | 185 Mcf/day |
| Rate at Effective Date: | 185 Mcf/day |
| Final Rate: | 50 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 204,075.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perf's: 390.0-391.0, 458.0-459.0, 535.0-536.0m K.B.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 1.25% GORR |

Participant Remarks:

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | LEGEND ENERGY CANADA LTD. | | Berwyn |
| Province: | Alberta | | 00/07-11-082-24W5/2 |
| Field: | BERWYN | | P+P |
| Pool: | SPIRIT RIVER G | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
End Of Hist
Eff
Vol Gas
2011
2012
2013
2014
2015
2016
2017
2018
2019
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Eff
Vol Gas
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 91,695 | Water Cum | (bbl) | 8,462 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 112,380 | Water Rem Rec | (bbl) | 21,352 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 204,075 | Water Ult Rec | (bbl) | 29,814 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 02/01/2013 | Calculation Type | Volumetric | Est Cum Prod (Mcf) | 91,695 | Decline Exp | 0.000 |
| Forecast End (Tf) | 01/26/2016 | OVIP (Volumetric) (Mcf) | 408,149 | Remaining Rec (Mcf) | 112,380 | Initial Decline (De) | 35.5 |
| Initial Rate (qi) (Mcf/day) | 185.0 | Rec Factor (Volumetric) | 0.500 | Gas Surface Loss | 0.05 | Reserve Life Index | 2.06 |
| Final Rate (qf) (Mcf/day) | 50.0 | Ult Recoverable (Mcf) | 204,075 | Gas Total Sales (Mcf) | 106,761 | Reserve Half Life | 1.05 |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Berwyn, Alberta  Interests: 100% WI  Lease Burden: 1.25% GORR
**Entity :** 00/07-11-082-24W5/2
**Formation :** FALHER  Lessor: Crown
Effective December 31, 2012  Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 27 | 10,010.3 | 10,010.3 | 0.0 | 2.19 | 21,894 | 0.0 | 0.00 | 5 | 5 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 10,010.3 | 10,010.3 | 0.0 | 2.19 | 21,894 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 10,010.3 | 10,010.3 | 0.0 | 2.19 | 21,894 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 21,894 | 719.1 | 0.0 | 159.8 | 0.0 | 4 | 21,015 | 0.0 | 0.0 | 7,900.0 | 12,913.3 | 0.0 | 20,813.3 | 29,700.0 | -29,499 | 0.0 | -29,499 | -29,499 | -28,935 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| Sub | 21,894 | 719.1 | 0.0 | 159.8 | 0.0 | 4 | 21,015 | 0.0 | 0.0 | 7,900.0 | 12,913.3 | 0.0 | 20,813.3 | 29,700.0 | -29,499 | 0.0 | -29,499 | -29,499 | -28,935 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -29,499 | 0 |
| Total | 21,894 | 719.1 | 0.0 | 159.8 | 0.0 | 4 | 21,015 | 0.0 | 0.0 | 7,900.0 | 12,913.3 | 0.0 | 20,813.3 | 29,700.0 | -29,499 | 0.0 | -29,499 | -29,499 | -28,935 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.2 |
| RLI (Principal Product) | 1.00 |
| Reserves Life | 0.17 |
| RLI (BOE) | 1.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 10,010 | 10,010 | 10,010 | 9,556 |
| Gas (bbl) | 1,668 | 1,668 | 1,668 | 1,593 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 1,668 | 1,668 | 1,668 | 1,593 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (29,499) | 0.0 | (29,499) | (17.68) |
| 5 | (29,209) | 0.0 | (29,209) | (17.51) |
| 8 | (29,043) | 0.0 | (29,043) | (17.41) |
| 10 | (28,935) | 0.0 | (28,935) | (17.34) |
| 15 | (28,676) | 0.0 | (28,676) | (17.19) |
| 20 | (28,430) | 0.0 | (28,430) | (17.04) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | -6.3 | -6.3 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 18.75 | 18.75 | 18.75 | 18.75 |
| Prod (12 Mo Ave) | (BOEPD) | 4.57 | 4.57 | 4.57 | 4.57 |
| Price | ($/BOE) | 13.12 | 13.12 | 13.12 | 13.12 |
| Royalties | ($/BOE) | 0.53 | 0.53 | 0.53 | 0.53 |
| Operating Costs | ($/BOE) | 12.48 | 12.48 | 12.48 | 12.48 |
| NetBack | ($/BOE) | 0.12 | 0.12 | 0.12 | 0.12 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:25 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Berwyn | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/08-13-082-24W5/0 | Formation: | GETHING |
| Category | NRA | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | DRILLED AND CASED | Current Status Date: | 2007-02-11 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2007-02-12 | Top Depth: | ft KB |
| Kelly Bushing: | 1,864.2 ft SS | Total Depth: | 2,788.7 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | 2,441 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 1,214.1 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.0000 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | 320 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | 9.84 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 3,149.6 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.205 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.8850 Fraction |
| Initial Pressure: | 978.5 psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | 85 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: No lease!

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,015 Btu/scf | WGR: | 150.0 bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01

Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | 2% GORR |

Participant Remarks:


R21W4
R20
R19
T47
T46
T45
Camrose
R21W4
R20
R19

**WELL LEGEND**

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

**PIPELINE LEGEND**

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

## Joarcam

Alberta

Quick Select
(403) 640-9080

Date: 2013/2/1
Author: kim

## Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Joarcam** | | | | | |
| 02/13-14-046-20W4/0 | Viking<br>SUSPENDED OIL | Oil<br>Light | 40% WI<br><br>Remarks: To base Joli Fou | Crown | 8% GORR (New Well Royalty Reduction) |

## Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| | | | | | Field | | Pool | | Unit | | Dates | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Well ID | Status | Type | Formation | Operator | Name | Code | Name | Code | Name | Code | Status | Rig Rel | On Prod |
| **Joarcam** | | | | | | | | | | | | | |
| 02/13-14-046-20W4/0 | SUSPENDED OIL | Oil | VIKING | INVICTA ENERGY CORP | BATTLE NORTH | AB0100 | VIKING | AB010002 18000 | | | 2011-09-30 | 2010-12-22 | 2011-03-08 |
| 00/13-10-047-20W4/0 | PUMPING OIL | Oil | VIKING | INVICTA ENERGY CORP | JOARCAM | AB0503 | VIKING | AB050302 18000 | | | 2011-03-03 | 2011-01-04 | 2011-03-03 |

**Legend Energy Canada Ltd.**
**PRODUCTION SUMMARY**
**Gross Production**

Effective December 31, 2012 — Joarcam

| | Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Production for Nov 2012 Gas Mcf | Production for Nov 2012 Water bbl | Dec 2011 to Nov 2012 Oil bbl | Dec 2011 to Nov 2012 Gas Mcf | Dec 2011 to Nov 2012 Water bbl | Cumulative to Nov 2012 Oil bbl | Cumulative to Nov 2012 Gas Mcf | Cumulative to Nov 2012 Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Joarcam | | | | | | | | | | | | | | |
| 1 | 02/13-14-046-20W4/0 | Viking | 40.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 25 | 35 | 1,100 | 03/11 | 03/11 |
| 2 | 00/13-10-047-20W4/0 | Viking | 40.00 | 1 | 164 | 231 | 2,738 | 1,405 | 1,977 | 26,808 | 3,360 | 4,735 | 49,026 | 03/11 | 11/12 |
| | Joarcam | | | | 164 | 231 | 2,738 | 1,405 | 1,977 | 26,808 | 3,385 | 4,770 | 50,126 | | |
| | Total | | | | 164 | 231 | 2,738 | 1,405 | 1,977 | 26,808 | 3,385 | 4,770 | 50,126 | | |

*Report Time: Mon, 25 Feb 2013 13:30 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Joarcam | Operator: | INVICTA ENERGY CORP |
| Location: | 00/13-10-047-20W4/0 | Formation: | Viking |
| Category | NRA | Calculation Type: | Volumetric |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 2011-03-03 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 2011-01-04 | Top Depth: | 3,231.6 ft KB |
| Kelly Bushing: | 2,440.9 ft SS | Total Depth: | 4,045.3 ft KB |
| Pool Name: | VIKING | Midpoint Perf Depth: | 3,237.5 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 3,232 ft | Original Volume In Place: | 180.1 Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | 0.0195 Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 3.5 Mbbl | Ultimate Recoverable: | 4.9 MMcf |
| Production Area: | 40 acre | Cumulative Production: | 3.5 Mbbl | Cumulative Production: | 4.9 MMcf |
| Net Pay: | 5.58 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 223.1 acre-ft | Oil Shrinkage: * | 0.90 Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.170 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.320 Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Uneconomical rates.

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2011-03-03 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments: Perfs: 985-988.5mKb. Total rec: 0.6 M3 load oil, 9.7 M3 produced oil, 13.58 M3 water

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 40% WI (Other Capital Interests) | Crown | 8% GORR (New Well Royalty Reduction) |

Participant Remarks: All PNG

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | INVICTA ENERGY CORP | | Joarcam |
| Province: | Alberta | | 00/13-10-047-20W4/0 |
| Field: | JOARCAM | | NRA |
| Pool: | VIKING | | |
| Unit: | | | |
| Status: | PUMPING OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Act
Eff
End Of Hist
2012
2013
2014
2015
2016
2017
2018
2019
2020
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff
End Of Hist
Vol Oil
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 3,508 | Gas Cum | (Mcf) | 4,944 | Water Cum | (bbl) | 51,951 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 3,508 | Gas Ult Rec | (Mcf) | 4,944 | Water Ult Rec | (bbl) | 51,951 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Volumetric | Est Cum Prod | (bbl) | 3,508 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 180,080 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) | (bbl/day) | Rec Factor (Volumetric) | 0.019 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) | (bbl/day) | Ult Recoverable (bbl) | 3,508 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:30 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.


R27W4
R26
T40
T39
Lacombe Lake
Wolf Creek
Blackfalds
R27W4
R26

| WELL LEGEND | |
|---|---|
| Oil | Location |
| Gas | Other |
| Suspended Oil | Abandoned Gas |
| Suspended Gas | Abandoned Oil |
| Suspended | Abandoned |
| Injection | |

| PIPELINE LEGEND |
|---|
| Oil |
| Natural Gas |
| Sour Natural Gas |
| Water |
| Other |

Legend Energy Canada Ltd.

**Joffre**

Alberta

| Quick Select (403) 640-9080 | Date: 2013/2/1 Author: kim |
|---|---|

**Legend Energy Canada Ltd.**
**DETAILED RESERVES AND PRESENT VALUE**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**
**Joffre**

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Joffre | | | | | | | | | | | | | | | | | | |
| 00/09-30-039-26W4/2 | Ellerslie | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Joffre | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Selection :** Joffre

Effective December 31, 2012 Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 0 | 0.0 | 0 | 0.00 |
| 5 | 0 | 0.0 | 0 | 0.00 |
| 8 | 0 | 0.0 | 0 | 0.00 |
| 10 | 0 | 0.0 | 0 | 0.00 |
| 15 | 0 | 0.0 | 0 | 0.00 |
| 20 | 0 | 0.0 | 0 | 0.00 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Joffre

Effective December 31, 2012

Proved Plus Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Joffre | | | | | | | | | | | | | | | | | | |
| 00/09-30-039-26W4/2 | Ellerslie | | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Joffre | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Joffre

Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 0 | 0.0 | 0 | 0.00 |
| 5 | 0 | 0.0 | 0 | 0.00 |
| 8 | 0 | 0.0 | 0 | 0.00 |
| 10 | 0 | 0.0 | 0 | 0.00 |
| 15 | 0 | 0.0 | 0 | 0.00 |
| 20 | 0 | 0.0 | 0 | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**ENTITY INTERESTS**

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Joffre** | | | | | |
| 00/09-30-039-26W4/0 | Nisku<br>Abandoned Oil | Oil<br>Light | 75% WI<br>Remarks: Nisku | Crown | 100% of 1/150 (5-15%) Oil+15% Gas |
| 00/09-30-039-26W4/2 | Ellerslie<br>Flowing Gas | Gas<br>Conventional | 3.188% GORI | Crown | |
| 00/09-30-039-26W4/3 | Upper Ellerslie | Gas<br>Conventional | 3.188% GORI | Crown | |
| 00/09-30-039-26W4/4 | Lower Ellerslie | Gas<br>Conventional | 3.188% GORI | Crown | |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| | | | | | Field | | Pool | | Unit | | Dates | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Well ID** | **Status** | **Type** | **Formation** | **Operator** | **Name** | **Code** | **Name** | **Code** | **Name** | **Code** | **Status** | **Rig Rel** | **On Prod** |
| **Joffre** | | | | | | | | | | | | | |
| 00/09-30-039-26W4/0 | ABANDONED, RE-ENTERED OIL | Oil | NISKU | VESTA ENERGY LTD. | JOFFRE | AB0505 | NISKU | AB050506 96000 | | | 2000-07-06 | 1989-11-09 | 1989-12-15 |
| 00/09-30-039-26W4/2 | FLOWING GAS | Gas | ELLERSLIE | VESTA ENERGY LTD. | JOFFRE | AB0505 | ELLERSLIE CC | AB050503 36029 | | | 2012-02-10 | 2011-12-06 | 2012-02-10 |
| 00/09-30-039-26W4/3 | | Gas | Upper Ellerslie | | | | | | | | | | |
| 00/09-30-039-26W4/4 | | Gas | Lower Ellerslie | | | | | | | | | | |

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**PRODUCTION SUMMARY**
**Gross Production**

Effective December 31, 2012

Joffre

| | Location | Formation | Company Interest % | Well Count | Production for Nov 2012 | | | Dec 2011 to Nov 2012 | | | Cumulative to Nov 2012 | | | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Oil bbl | Gas Mcf | Water bbl | Oil bbl | Gas Mcf | Water bbl | Oil bbl | Gas Mcf | Water bbl | | |
| | Joffre | | | | | | | | | | | | | | |
| 1 | 00/09-30-039-26W4/0 | Nisku | 75.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 3,511 | 4,809 | 883 | 12/89 | 05/93 |
| 2 | 00/09-30-039-26W4/2 | Ellerslie | 3.19 | 1 | 0 | 1,622 | 0 | 0 | 50,327 | 270 | 0 | 50,327 | 270 | 02/12 | 11/12 |
| | Joffre | | | | 0 | 1,622 | 0 | 0 | 50,327 | 270 | 3,511 | 55,136 | 1,154 | | |
| | Total | | | | 0 | 1,622 | 0 | 0 | 50,327 | 270 | 3,511 | 55,136 | 1,154 | | |

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 | All Categories

| | | | | Fixed Costs | | | Variable Oil Costs* | | | Variable Gas Costs* | | | | | GCA | Other | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Location | Formation | Type | Category | Ann. M$/yr | Ann. $/w/yr | Mo. $/w/mo | Var.[1] $/bbl | Truck[3] $/bbl | Trans[3] Adj. $/bbl | Var.[1] $/Mcf | Gath.[2] $/Mcf | Cust[2] Proc. $/Mcf | Plant[2] Oper. $/Mcf | Trans[3] Adj. $/Mcf | $/Mcf | NGL[3] Trans. $/bbl | Water Disp. $/bbl | Sulph[3] Trans. $/lt | Sulph Oper. $/Mcf | Aband Costs M$ |
| Joffre | | | | | | | | | | | | | | | | | | | | |
| 00/09-30-039-26W4/2 | Ellerslie | Gas | PDP | | | 2,500 | | | | 0.50 | | 0.75 | | 0.20 | 0.50 | | | | | 21.70 |
| 00/09-30-039-26W4/2 | Ellerslie | Gas | P+P | | | 2,500 | | | | 0.50 | | 0.75 | | 0.20 | 0.50 | | | | | 21.70 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Joffre | Operator: | VESTA ENERGY LTD. |
| Location: | 00/09-30-039-26W4/0 | Formation: | Nisku |
| Category | NRA | Calculation Type: | Performance |
| Type: | Oil | Class: | Light |
| Current Status: | Abandoned Oil | Current Status Date: | 2000-07-06 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1989-11-09 | Top Depth: | 6,789.7 ft KB |
| Kelly Bushing: | 2,803.1 ft SS | Total Depth: | 6,924.2 ft KB |
| Pool Name: | NISKU | Midpoint Perf Depth: | 6,825.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 3.5 Mbbl | Ultimate Recoverable: | 4.8 MMcf |
| Production Area: | acre | Cumulative Production: | 3.5 Mbbl | Cumulative Production: | 4.8 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0340 Fraction |
| | | | | CO2 Content: | 0.0390 Fraction |

Volumetric Remarks:

Category Remarks: Abandoned.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1989-12-15 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 75% WI | Crown | 100% of 1/150 (5-15%) Oil+15% Gas |

Participant Remarks: Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | VESTA ENERGY LTD. | | Joffre |
| Province: | Alberta | | 00/09-30-039-26W4/0 |
| Field: | JOFFRE | | NRA |
| Pool: | NISKU | | |
| Unit: | | | |
| Status: | Abandoned Oil | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1990
1991
1992
1993
1994
1995
1996
1997
1998
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff. End Of Hist
0 250 500 750 1000 1250 1500 1750 2000 2250 2500 2750 3000 3250 3500 3750 4000 4250 4500 4750 5000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 3,511 | Gas Cum | (Mcf) | 4,809 | Water Cum | (bbl) | 883 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 3,511 | Gas Ult Rec | (Mcf) | 4,809 | Water Ult Rec | (bbl) | 883 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | | Performance | Est Cum Prod | (bbl) | 3,511 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) | |
| Initial Rate (qi) | (bbl/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index | |
| Final Rate (qf) | (bbl/day) | Ult Recoverable | (bbl) | 3,511 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Joffre | Operator: | VESTA ENERGY LTD. |
| Location: | 00/09-30-039-26W4/2 | Formation: | Ellerslie |
| Category | PDP | Calculation Type: | Vol/Perf |
| Type: | Gas | Class: | Conventional |
| Current Status: | Flowing Gas | Current Status Date: | 2012-02-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2011-12-06 | Top Depth: | 5,538.1 ft KB |
| Kelly Bushing: | 2,803.1 ft SS | Total Depth: | 6,922.6 ft KB |
| Pool Name: | ELLERSLIE CC | Midpoint Perf Depth: | 5,564.3 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 129.1 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.5000 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 64.5 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 51.9 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 12.6 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 11.1 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.12 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0001 Fraction |
| | | | | CO2 Content: | 0.0155 Fraction |

Volumetric Remarks:

Category Remarks: Perfed & frac'd; Lwr Ellerslie 1701-1703 & Upper Ellerslie 1688-1690 mKB. Flowed tested @ 20.9 e3m3/d at FTP 808 Kpa.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,203 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 12,630.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2013-10-10 |
| Initial Rate: | 50 Mcf/day |
| Rate at Effective Date: | 50 Mcf/day |
| Final Rate: | 40 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 64,532.5 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0953 Molar Fraction |
| Propane | | | 0.0397 Molar Fraction |
| Butane | 22 bbl | 2.00 bbl/MMcf | 0.0139 Molar Fraction |
| Pentane+ | | | 0.0155 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 3.188% GORI | Crown | |

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | VESTA ENERGY LTD. | | Joffre |
| **Province:** | Alberta | | 00/09-30-039-26W4/2 |
| **Field:** | JOFFRE | | PDP |
| **Pool:** | ELLERSLIE CC | | |
| **Unit:** | | | |
| **Status:** | Flowing Gas | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
End Of Hist
Eff
2013
2014
2015
2016
2017
2018
2019
2020
2021
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Eff
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 51,902 | Water Cum | (bbl) | 270 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 12,630 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 293 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 64,532 | Water Ult Rec | (bbl) | 270 | FCond Ult Rec | (bbl) | 293 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Vol/Perf | Est Cum Prod (Mcf) | 51,902 | Decline Exp | 0.000 |
| Forecast End (Tf) | 10/09/2013 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 12,630 | Initial Decline (De) | 25.1 |
| Initial Rate (qi) (Mcf/day) | 49.4 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.12 | Reserve Life Index | 1.0 |
| Final Rate (qf) (Mcf/day) | 40.0 | Ult Recoverable (Mcf) | 64,532 | Gas Total Sales (Mcf) | 11,114 | Reserve Half Life | 0.37 |

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Joffre, Alberta
**Entity :** 00/09-30-039-26W4/2
**Formation :** Ellerslie
Effective December 31, 2012

Interests: 3.188% GORI

Total Proved Developed Producing Reserves

Lease Burden:

Lessor: Crown

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 0 | 0.0 | 0 | 0.00 |
| 5 | 0 | 0.0 | 0 | 0.00 |
| 8 | 0 | 0.0 | 0 | 0.00 |
| 10 | 0 | 0.0 | 0 | 0.00 |
| 15 | 0 | 0.0 | 0 | 0.00 |
| 20 | 0 | 0.0 | 0 | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Joffre | Operator: | VESTA ENERGY LTD. |
| Location: | 00/09-30-039-26W4/2 | Formation: | Ellerslie |
| Category | P+P | Calculation Type: | Vol/Perf |
| Type: | Gas | Class: | Conventional |
| Current Status: | Flowing Gas | Current Status Date: | 2012-02-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2011-12-06 | Top Depth: | 5,538.1 ft KB |
| Kelly Bushing: | 2,803.1 ft SS | Total Depth: | 6,922.6 ft KB |
| Pool Name: | ELLERSLIE CC | Midpoint Perf Depth: | 5,564.3 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 129.1 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.6000 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 77.4 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 51.9 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 25.5 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 22.5 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.12 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0001 Fraction |
| | | | | CO2 Content: | 0.0155 Fraction |

Volumetric Remarks:

Category Remarks: Perfed & frac'd; Lwr Ellerslie 1701-1703 & Upper Ellerslie 1688-1690 mKB. Flowed tested @ 20.9 e3m3/d at FTP 808 Kpa.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,203 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 25,536.5 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2014-09-12 |
| Initial Rate: | 50 Mcf/day |
| Rate at Effective Date: | 50 Mcf/day |
| Final Rate: | 35 Mcf/day |
| Decline Exponent: | 1.800 |
| Min Effective Decline: | |
| Final Cum: | 77,439.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0953 Molar Fraction |
| Propane | | | 0.0397 Molar Fraction |
| Butane | 45 bbl | 2.00 bbl/MMcf | 0.0139 Molar Fraction |
| Pentane+ | | | 0.0155 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 3.188% GORI | Crown | |

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

Operator: VESTA ENERGY LTD.
Province: Alberta
Field: JOFFRE
Pool: ELLERSLIE CC
Unit:
Status: Flowing Gas

Joffre
00/09-30-039-26W4/2
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff
End Of Hist
Time (Years)
2013
2014
2015
2016
2017
2018
2019
2020
2021



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 51,902 | Water Cum | (bbl) | 270 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 25,537 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 293 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 77,439 | Water Ult Rec | (bbl) | 270 | FCond Ult Rec | (bbl) | 293 |

| | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Vol/Perf | Est Cum Prod (Mcf) | 51,902 | Decline Exp | 1.800 |
| Forecast End (Tf) | 09/11/2014 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 25,537 | Initial Decline (De) | 25.6 |
| Initial Rate (qi) (Mcf/day) | 49.4 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.12 | Reserve Life Index | 1.58 |
| Final Rate (qf) (Mcf/day) | 35.0 | Ult Recoverable (Mcf) | 77,439 | Gas Total Sales (Mcf) | 22,472 | Reserve Half Life | 0.78 |

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Joffre, Alberta
**Entity :** 00/09-30-039-26W4/2
**Formation :** Ellerslie
Effective December 31, 2012

Interests: 3.188% GORI

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Crown

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 0 | 0.0 | 0 | 0.00 |
| 5 | 0 | 0.0 | 0 | 0.00 |
| 8 | 0 | 0.0 | 0 | 0.00 |
| 10 | 0 | 0.0 | 0 | 0.00 |
| 15 | 0 | 0.0 | 0 | 0.00 |
| 20 | 0 | 0.0 | 0 | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Joffre | Operator: | |
| Location: | 00/09-30-039-26W4/3 | Formation: | Upper Ellerslie |
| Category | PDP | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | Flowing Gas | Current Status Date: | |
| Alt ID: | | | |

Entity Comments: Volumetric assignment only.

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | 0.0 ft KB |
| Kelly Bushing: | 0.0 ft SS | Total Depth: | 0.0 ft KB |
| Pool Name: | | Midpoint Perf Depth: | 0.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 49.1 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.0000 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | 30 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | 3.30 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 99.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.120 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.200 Fraction | | | Z Factor: * | 0.8310 Fraction |
| Initial Pressure: | 1,704.9 psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | 154 F | | | H2S Content: | 0.0001 Fraction |
| | | | | CO2 Content: | 0.0155 Fraction |

Volumetric Remarks: Upper zone appears to be in 7-30 well and potentially zone correlates to 10-29 and 3 other wells in south of 32-39-26w4; Area wells 02/11-20 and 02-19-39-26w4 have drainage areas of 135 and 185 acres for an average of 160 acres.

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 3.188% GORI | Crown | |

Participant Remarks:

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Joffre | Operator: | |
| Location: | 00/09-30-039-26W4/4 | Formation: | Lower Ellerslie |
| Category | PDP | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | Flowing Gas | Current Status Date: | |
| Alt ID: | | | |

Entity Comments: Volumetric assignment only.

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | 0.0 ft KB |
| Kelly Bushing: | 0.0 ft SS | Total Depth: | 0.0 ft KB |
| Pool Name: | | Midpoint Perf Depth: | 0.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 80.0 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.0000 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | 30 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | 4.30 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 129.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.150 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.200 Fraction | | | Z Factor: * | 0.8310 Fraction |
| Initial Pressure: | 1,704.9 psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | 154 F | | | H2S Content: | 0.0001 Fraction |
| | | | | CO2 Content: | 0.0155 Fraction |

Volumetric Remarks: The lower zone does not correlate to the 7-30 well. It appears to correlate to 1-30 well and other wells in section 29 except 9-29. Area wells 02/11-20 and 02-19-39-26w4 have drainage areas of 135 and 185 acres for an average of 160 acres.

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 3.188% GORI | Crown | |

Participant Remarks:

*Report Time: Mon, 25 Feb 2013 13:33 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.


R22W4
R21
T90
T90
T89
T89
T88
T88
R22W4
R21

| WELL LEGEND | |
|---|---|
| Oil | Location |
| Gas | Other |
| Suspended Oil | Abandoned Gas |
| Suspended Gas | Abandoned Oil |
| Suspended | Abandoned |
| Injection | |

| PIPELINE LEGEND |
|---|
| Oil |
| Natural Gas |
| Sour Natural Gas |
| Water |
| Other |

Legend Energy Canada Ltd.

**Liege**

Alberta

| Quick Select (403) 640-9080 | Date: 2013/2/1 Author: kim |
|---|---|

# Legend Energy Canada Ltd.
## DETAILED ECONOMIC SUMMARY
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012 Liege

| NPV - BTAX M$ | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| Undiscounted | 144.4 | | | 144.4 | | 144.4 |
| Discounted at 5% | 120.7 | | | 120.7 | | 120.7 |
| Discounted at 10% | 103.0 | | | 103.0 | | 103.0 |
| Discounted at 15% | 89.5 | | | 89.5 | | 89.5 |
| Discounted at 20% | 78.9 | | | 78.9 | | 78.9 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

**Legend Energy Canada Ltd.**
**DETAILED RESERVES AND PRESENT VALUE**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**
**Liege**

Effective December 31, 2012 | Proved Developed Producing

| Location | Formation | Avg Int | Derived | Oil WI | Oil RI | Oil Net | Sales Gas WI | Sales Gas RI | Sales Gas Net | NGL WI | NGL RI | NGL Net | BOE WI | BOE RI | BOE Net | Present Value 5% | Present Value 10% | Present Value 15% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | % | | Mstb | Mstb | Mstb | MMcf | MMcf | MMcf | Mstb | Mstb | Mstb | MBoe | MBoe | MBoe | M$ | M$ | M$ |
| Liege | | | | | | | | | | | | | | | | | | |
| Liege GOB Royalty Reduction | | 10.00 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |
| Liege | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |
| Total | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 120.7 | 103.0 | 89.5 |

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Selection :** Liege

Effective December 31, 2012

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | -20,399.5 | 0.0 | 0.0 | 0.0 | 0 | 20,399 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 20,399 | 0.0 | 20,399 | 20,399 | 19,462 |
| 2014 | 0 | -21,339.8 | 0.0 | 0.0 | 0.0 | 0 | 21,340 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 21,340 | 0.0 | 21,340 | 41,739 | 18,527 |
| 2015 | 0 | -19,678.7 | 0.0 | 0.0 | 0.0 | 0 | 19,679 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19,679 | 0.0 | 19,679 | 61,418 | 15,532 |
| 2016 | 0 | -18,196.4 | 0.0 | 0.0 | 0.0 | 0 | 18,196 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 18,196 | 0.0 | 18,196 | 79,614 | 13,036 |
| 2017 | 0 | -16,728.0 | 0.0 | 0.0 | 0.0 | 0 | 16,728 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 16,728 | 0.0 | 16,728 | 96,342 | 10,896 |
| 2018 | 0 | -15,421.0 | 0.0 | 0.0 | 0.0 | 0 | 15,421 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 15,421 | 0.0 | 15,421 | 111,763 | 9,132 |
| 2019 | 0 | -14,214.8 | 0.0 | 0.0 | 0.0 | 0 | 14,215 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 14,215 | 0.0 | 14,215 | 125,978 | 7,653 |
| 2020 | 0 | -13,139.7 | 0.0 | 0.0 | 0.0 | 0 | 13,140 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 13,140 | 0.0 | 13,140 | 139,118 | 6,430 |
| 2021 | 0 | -5,249.2 | 0.0 | 0.0 | 0.0 | 0 | 5,249 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,249 | 0.0 | 5,249 | 144,367 | 2,335 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 144,367 | 0 |
| Sub | 0 | -144,367.2 | 0.0 | 0.0 | 0.0 | 0 | 144,367 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 144,367 | 0.0 | 144,367 | 144,367 | 103,002 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 144,367 | 0 |
| Total | 0 | -144,367.2 | 0.0 | 0.0 | 0.0 | 0 | 144,367 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 144,367 | 0.0 | 144,367 | 144,367 | 103,002 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 144,367 | 0.0 | 144,367 | 0.00 |
| 5 | 120,692 | 0.0 | 120,692 | 0.00 |
| 8 | 109,493 | 0.0 | 109,493 | 0.00 |
| 10 | 103,002 | 0.0 | 103,002 | 0.00 |
| 15 | 89,478 | 0.0 | 89,478 | 0.00 |
| 20 | 78,926 | 0.0 | 78,926 | 0.00 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | | 10.0 |
| Payout | (Yrs) | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | | 0.0 |
| NPV/Disc Invest | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | | 0.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:42 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**ENTITY INTERESTS**

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Liege** | | | | | |
| 00/05-17-089-21W4/0 | GROSMONT<br>FLOWING GAS | Gas<br>Conventional | 10% WI<br>Remarks: To base Nisku | Crown | |
| 00/04-19-089-21W4/0 | DRILLED AND CASED | Gas<br>Conventional | 10% WI | Crown | |
| 00/10-11-089-22W4/0 | NISKU<br>FLOWING GAS | Gas<br>Conventional | 10% WI<br>Remarks: To base Nisku | Crown | |
| 00/13-12-089-22W4/0 | GROSMONT<br>ABANDONED GAS | Gas<br>Conventional | 10% WI<br>Remarks: To base Nisku | Crown | |
| 00/06-13-089-22W4/0 | GROSMONT<br>FLOWING GAS | Gas<br>Conventional | 10% WI<br>Remarks: To base Nisku | Crown | |
| 00/07-14-089-22W4/0 | GROSMONT<br>SALTWATER DISPOSAL | Undefined<br>Undefined | 10% WI<br>Remarks: To base Nisku | Crown | |
| 00/16-22-089-22W4/0 | NISKU<br>FLOWING GAS | Gas<br>Conventional | 10% WI<br>Remarks: To base Nisku | Crown | |
| 02/10-23-089-22W4/0 | NISKU<br>FLOWING GAS | Gas<br>Conventional | 10% WI<br>Remarks: To base Nisku | Crown | |
| 00/03-24-089-22W4/0 | GROSMONT<br>FLOWING GAS | Gas<br>Conventional | 10% WI<br>Remarks: To base Nisku | Crown | |
| Liege GOB Royalty Reduction | | Other<br>Undefined | 10% WI | Crown | |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Liege** | | | | | | | | | | | | | |
| 00/05-17-089-21W4/0 | FLOWING GAS | Gas | GROSMONT | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N | AB053808 00160 | | | 1989-02-22 | 1989-01-22 | 1989-02-22 |
| 00/04-19-089-21W4/0 | ABANDONED | Gas | | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | | | | | 2012-02-23 | 1989-01-25 | |
| 00/10-11-089-22W4/0 | FLOWING GAS | Gas | NISKU | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N | AB053808 00160 | | | 1988-04-12 | 1988-02-07 | 1988-04-12 |
| 00/13-12-089-22W4/0 | ABANDONED GAS | Gas | GROSMONT | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N | AB053808 00160 | | | 1998-02-12 | 1989-03-09 | 1989-03-27 |
| 00/06-13-089-22W4/0 | FLOWING GAS | Gas | GROSMONT | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N | AB053808 00160 | | | 1987-03-18 | 1987-02-12 | 1987-03-18 |
| 00/07-14-089-22W4/0 | WATER DISPOSAL | Undefined | GROSMONT | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N | AB053808 00160 | | | 1990-04-23 | 1976-02-17 | |
| 00/16-22-089-22W4/0 | FLOWING GAS | Gas | NISKU | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N | AB053808 00160 | | | 1988-04-12 | 1988-01-18 | 1988-04-12 |
| 02/10-23-089-22W4/0 | FLOWING GAS | Gas | CLEARWATER | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N | AB053808 00160 | | | 1988-04-12 | 1988-01-14 | 1988-04-12 |
| 00/03-24-089-22W4/0 | FLOWING GAS | Gas | GROSMONT | BONAVISTA ENERGY CORPORATION | LIEGE | AB0538 | CMG POOL 001 - WABISKAW,MC MRY,L IRETON,N | AB053808 00160 | | | 1987-03-18 | 1987-02-17 | 1987-03-18 |

# Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012 — Liege

| Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Production for Nov 2012 Gas Mcf | Production for Nov 2012 Water bbl | Dec 2011 to Nov 2012 Oil bbl | Dec 2011 to Nov 2012 Gas Mcf | Dec 2011 to Nov 2012 Water bbl | Cumulative to Nov 2012 Oil bbl | Cumulative to Nov 2012 Gas Mcf | Cumulative to Nov 2012 Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Liege | | | | | | | | | | | | | | |
| 1 00/05-17-089-21W4/0 | GROSMONT | 10.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 5,424,297 | 13,519 | 02/89 | 05/11 |
| 2 00/10-11-089-22W4/0 | NISKU | 10.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 467,360 | 212 | 04/88 | 05/11 |
| 3 00/13-12-089-22W4/0 | GROSMONT | 10.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 422,890 | 186 | 03/89 | 02/92 |
| 4 00/06-13-089-22W4/0 | GROSMONT | 10.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,161,061 | 8,719 | 03/87 | 05/11 |
| 5 00/07-14-089-22W4/0 | GROSMONT | 10.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 04/90 | 12/11 |
| 6 00/16-22-089-22W4/0 | NISKU | 10.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,107,842 | 7,870 | 04/88 | 05/11 |
| 7 02/10-23-089-22W4/0 | NISKU | 10.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 4,127,619 | 12,974 | 04/88 | 05/11 |
| 8 00/03-24-089-22W4/0 | GROSMONT | 10.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,597,289 | 16,436 | 03/87 | 05/11 |
| Liege | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 22,308,359 | 59,916 | | |
| Total | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 22,308,359 | 59,916 | | |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA PETROLEUM LTD. |
| Location: | 00/05-17-089-21W4/0 | Formation: | GROSMONT |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1989-02-22 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1989-01-22 | Top Depth: | 757.5 ft KB |
| Kelly Bushing: | 1,673.6 ft SS | Total Depth: | 795.9 ft KB |
| Pool Name: | CMG POOL 001 - WABISKAW, | Midpoint Perf Depth: | 776.9 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 6,873.8 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 5,558.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 1,315.6 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 999.9 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.24 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0260 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1989-02-22 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,006 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 1,315,629.2 Mcf    Oil: 0.0 Mbbl

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2011-06-01 |
| End Date: | 2044-03-14 |
| Initial Rate: | 240 Mcf/day |
| Rate at Effective Date: | 222 Mcf/day |
| Final Rate: | 50 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 6,873,836.1 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks: To base Nisku

*Report Time: Mon, 25 Feb 2013 13:42 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **BONAVISTA PETROLEUM LTD.** | | **Liege** |
| **Province:** | **Alberta** | | **00/05-17-089-21W4/0** |
| **Field:** | **LIEGE** | | **NRA** |
| **Pool:** | **CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Eff
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 5,558,207 | Water Cum | (bbl) | 13,519 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 1,315,629 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 6,873,836 | Water Ult Rec | (bbl) | 13,519 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 5,558,207 | Decline Exp | 0.000 |
| Forecast End (Tf) | 03/13/2044 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 1,315,629 | Initial Decline (De) | 04.7 |
| Initial Rate (qi) (Mcf/day) | 221.8 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.24 | Reserve Life Index | 16.61 |
| Final Rate (qf) (Mcf/day) | 50.0 | Ult Recoverable (Mcf) | 6,873,836 | Gas Total Sales (Mcf) | 999,878 | Reserve Half Life | 10.27 |

*Report Time: Mon, 25 Feb 2013 13:42 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA ENERGY CORPORATION |
| Location: | 00/04-19-089-21W4/0 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | DRILLED AND CASED | Current Status Date: | 1989-02-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1989-01-25 | Top Depth: | ft KB |
| Kelly Bushing: | 1,674.5 ft SS | Total Depth: | 812.7 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks:

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA PETROLEUM LTD. |
| Location: | 00/10-11-089-22W4/0 | Formation: | NISKU |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1988-04-12 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1988-02-07 | Top Depth: | 807.1 ft KB |
| Kelly Bushing: | 1,693.9 ft SS | Total Depth: | 850.7 ft KB |
| Pool Name: | CMG POOL 001 - WABISKAW, | Midpoint Perf Depth: | 829.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 467.4 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 467.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.24 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0210 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1988-04-12 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,009 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks: To base Nisku

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **BONAVISTA PETROLEUM LTD.** | | **Liege** |
| **Province:** | **Alberta** | | **00/10-11-089-22W4/0** |
| **Field:** | **LIEGE** | | **NRA** |
| **Pool:** | **CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 467,360 | Water Cum | (bbl) | 212 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 467,360 | Water Ult Rec | (bbl) | 212 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Performance | Est Cum Prod (Mcf) | 467,360 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.24 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable | (Mcf) | 467,360 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:42 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA PETROLEUM LTD. |
| Location: | 00/13-12-089-22W4/0 | Formation: | GROSMONT |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | ABANDONED GAS | Current Status Date: | 1998-02-12 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1989-03-09 | Top Depth: | 803.8 ft KB |
| Kelly Bushing: | 1,689.6 ft SS | Total Depth: | 820.2 ft KB |
| Pool Name: | CMG POOL 001 - WABISKAW, | Midpoint Perf Depth: | 813.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 422.9 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 422.9 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.24 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1989-03-27 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks: To base Nisku

*Report Time: Mon, 25 Feb 2013 13:42 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **BONAVISTA PETROLEUM LTD.** | | **Liege** |
| **Province:** | **Alberta** | | **00/13-12-089-22W4/0** |
| **Field:** | **LIEGE** | | **NRA** |
| **Pool:** | **CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N** | | |
| **Unit:** | | | |
| **Status:** | **ABANDONED GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)
1990
1991
1992
1993
1994
1995
1996
1997
1998



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 422,890 | Water Cum | (bbl) | 186 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 422,890 | Water Ult Rec | (bbl) | 186 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Performance | Est Cum Prod (Mcf) | 422,890 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) | |
| Initial Rate (qi) (Mcf/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.24 | Reserve Life Index | |
| Final Rate (qf) (Mcf/day) | | Ult Recoverable (Mcf) | 422,890 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 13:42 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA PETROLEUM LTD. |
| Location: | 00/06-13-089-22W4/0 | Formation: | GROSMONT |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1987-03-18 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1987-02-12 | Top Depth: | 790.7 ft KB |
| Kelly Bushing: | 1,689.6 ft SS | Total Depth: | 830.1 ft KB |
| Pool Name: | CMG POOL 001 - WABISKAW, | Midpoint Perf Depth: | 810.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 4,161.1 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 4,161.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.24 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0310 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1987-03-18 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 953 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks: To base Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **BONAVISTA PETROLEUM LTD.** | | **Liege** |
| **Province:** | **Alberta** | | **00/06-13-089-22W4/0** |
| **Field:** | **LIEGE** | | **NRA** |
| **Pool:** | **CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 4,161,061 | Water Cum | (bbl) | 8,719 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 4,161,061 | Water Ult Rec | (bbl) | 8,719 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Performance | Est Cum Prod (Mcf) | 4,161,061 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) | |
| Initial Rate (qi) (Mcf/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.24 | Reserve Life Index | |
| Final Rate (qf) (Mcf/day) | | Ult Recoverable (Mcf) | 4,161,061 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 13:42 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA PETROLEUM LTD. |
| Location: | 00/07-14-089-22W4/0 | Formation: | GROSMONT |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | SALTWATER DISPOSAL | Current Status Date: | 1990-04-23 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1976-02-17 | Top Depth: | 787.4 ft KB |
| Kelly Bushing: | 1,681.1 ft SS | Total Depth: | 1,391.1 ft KB |
| Pool Name: | CMG POOL 001 - WABISKAW, | Midpoint Perf Depth: | 1,089.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.24 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks: To base Nisku

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA PETROLEUM LTD. |
| Location: | 00/16-22-089-22W4/0 | Formation: | NISKU |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1988-04-12 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1988-01-18 | Top Depth: | 793.3 ft KB |
| Kelly Bushing: | 1,686.0 ft SS | Total Depth: | 846.5 ft KB |
| Pool Name: | CMG POOL 001 - WABISKAW, | Midpoint Perf Depth: | 819.9 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters** * | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 4,107.8 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 4,107.8 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.24 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0240 Fraction |

Volumetric Remarks:

Category Remarks: Marginal rates.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1988-04-12 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 995 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | **Reserve** | **Yield** | **ISC** |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| **Interests** | **Lessor** | **Burdens** |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks: To base Nisku

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | BONAVISTA PETROLEUM LTD. | | Liege |
| Province: | Alberta | | 00/16-22-089-22W4/0 |
| Field: | LIEGE | | NRA |
| Pool: | CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 4,107,842 | Water Cum | (bbl) | 7,870 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 4,107,842 | Water Ult Rec | (bbl) | 7,870 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Performance | Est Cum Prod (Mcf) | 4,107,842 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.24 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 4,107,842 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:43 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA PETROLEUM LTD. |
| Location: | 02/10-23-089-22W4/0 | Formation: | NISKU |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1988-04-12 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1988-01-14 | Top Depth: | 725.1 ft KB |
| Kelly Bushing: | 1,649.3 ft SS | Total Depth: | 803.8 ft KB |
| Pool Name: | CMG POOL 001 - WABISKAW, | Midpoint Perf Depth: | 764.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 4,127.6 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 4,127.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.24 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1988-04-12 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 995 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks: To base Nisku

*Report Time: Mon, 25 Feb 2013 13:43 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | BONAVISTA PETROLEUM LTD. | | Liege |
| Province: | Alberta | | 02/10-23-089-22W4/0 |
| Field: | LIEGE | | NRA |
| Pool: | CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 4,127,619 | Water Cum | (bbl) | 12,974 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 4,127,619 | Water Ult Rec | (bbl) | 12,974 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Performance | Est Cum Prod (Mcf) | 4,127,619 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.24 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable | (Mcf) | 4,127,619 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:43 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | BONAVISTA PETROLEUM LTD. |
| Location: | 00/03-24-089-22W4/0 | Formation: | GROSMONT |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1987-03-18 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1987-02-17 | Top Depth: | 751.3 ft KB |
| Kelly Bushing: | 1,672.2 ft SS | Total Depth: | 790.7 ft KB |
| Pool Name: | CMG POOL 001 - WABISKAW, | Midpoint Perf Depth: | 771.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 3,597.3 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 3,597.3 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.24 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0267 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1987-03-18 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,011 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks: To base Nisku

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **BONAVISTA PETROLEUM LTD.** | | **Liege** |
| **Province:** | **Alberta** | | **00/03-24-089-22W4/0** |
| **Field:** | **LIEGE** | | **NRA** |
| **Pool:** | **CMG POOL 001 - WABISKAW,MCMRY,L IRETON,N** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist Acq
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 3,597,289 | Water Cum | (bbl) | 16,436 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 3,597,289 | Water Ult Rec | (bbl) | 16,436 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Performance | Est Cum Prod (Mcf) | 3,597,289 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.24 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 3,597,289 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:43 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Liege | Operator: | |
| Location: | Liege GOB Royalty Reduction | Formation: | |
| Category | PDP | Calculation Type: | |
| Type: | Other | Class: | Undefined |
| Current Status: | | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10% WI | Crown | |

Participant Remarks:

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Liege, Alberta
**Entity :** Liege GOB Royalty Reduction
**Formation :**
Effective December 31, 2012

Interests: 10% WI
Lease Burden:
Lessor: Crown

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | -20,399.5 | 0.0 | 0.0 | 0.0 | 0 | 20,399 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 20,399 | 0.0 | 20,399 | 20,399 | 19,462 |
| 2014 | 0 | -21,339.8 | 0.0 | 0.0 | 0.0 | 0 | 21,340 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 21,340 | 0.0 | 21,340 | 41,739 | 18,527 |
| 2015 | 0 | -19,678.7 | 0.0 | 0.0 | 0.0 | 0 | 19,679 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19,679 | 0.0 | 19,679 | 61,418 | 15,532 |
| 2016 | 0 | -18,196.4 | 0.0 | 0.0 | 0.0 | 0 | 18,196 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 18,196 | 0.0 | 18,196 | 79,614 | 13,036 |
| 2017 | 0 | -16,728.0 | 0.0 | 0.0 | 0.0 | 0 | 16,728 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 16,728 | 0.0 | 16,728 | 96,342 | 10,896 |
| 2018 | 0 | -15,421.0 | 0.0 | 0.0 | 0.0 | 0 | 15,421 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 15,421 | 0.0 | 15,421 | 111,763 | 9,132 |
| 2019 | 0 | -14,214.8 | 0.0 | 0.0 | 0.0 | 0 | 14,215 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 14,215 | 0.0 | 14,215 | 125,978 | 7,653 |
| 2020 | 0 | -13,139.7 | 0.0 | 0.0 | 0.0 | 0 | 13,140 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 13,140 | 0.0 | 13,140 | 139,118 | 6,430 |
| 2021 | 0 | -5,249.2 | 0.0 | 0.0 | 0.0 | 0 | 5,249 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,249 | 0.0 | 5,249 | 144,367 | 2,335 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 144,367 | 0 |
| Sub | 0 | -144,367.2 | 0.0 | 0.0 | 0.0 | 0 | 144,367 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 144,367 | 0.0 | 144,367 | 144,367 | 103,002 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 144,367 | 0 |
| Total | 0 | -144,367.2 | 0.0 | 0.0 | 0.0 | 0 | 144,367 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 144,367 | 0.0 | 144,367 | 144,367 | 103,002 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 144,367 | 0.0 | 144,367 | 0.00 |
| 5 | 120,692 | 0.0 | 120,692 | 0.00 |
| 8 | 109,493 | 0.0 | 109,493 | 0.00 |
| 10 | 103,002 | 0.0 | 103,002 | 0.00 |
| 15 | 89,478 | 0.0 | 89,478 | 0.00 |
| 20 | 78,926 | 0.0 | 78,926 | 0.00 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 0.0 | | 0.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |


R21W4
R20
T15
T14
R21W4
R20

WELL LEGEND

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

**Little Bow**

Alberta

Quick Select
(403) 640-9080

Date: 2013/2/1
Author: kim

# Legend Energy Canada Ltd.
## DETAILED ECONOMIC SUMMARY
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012 Little Bow

| NPV - BTAX M$ | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| Undiscounted | | | | | -20.6 | -20.6 |
| Discounted at 5% | | | | | -20.6 | -20.6 |
| Discounted at 10% | | | | | -20.5 | -20.5 |
| Discounted at 15% | | | | | -20.5 | -20.5 |
| Discounted at 20% | | | | | -20.4 | -20.4 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Little Bow

Effective December 31, 2012 Probable

| Location | Formation | Avg Int | Derived | Oil | | | Sales Gas | | | NGL | | | BOE | | | Present Value | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | WI | RI | Net | WI | RI | Net | WI | RI | Net | WI | RI | Net | 5% | 10% | 15% |
| | | % | | Mstb | Mstb | Mstb | MMcf | MMcf | MMcf | Mstb | Mstb | Mstb | MBoe | MBoe | MBoe | M$ | M$ | M$ |
| Little Bow | | | | | | | | | | | | | | | | | | |
| 00/15-25-014-21W4/0 | BOW ISLAND | 50.00 | Probable | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -10.3 | -10.3 | -10.2 |
| 00/07-36-014-21W4/2 | BOW ISLAND | 50.00 | Probable | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -10.3 | -10.3 | -10.2 |
| Little Bow | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -20.6 | -20.5 | -20.5 |
| Total | | | | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -20.6 | -20.5 | -20.5 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Little Bow

Effective December 31, 2012 — Total Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 20,600.0 | -20,600 | 0.0 | -20,600 | -20,600 | -20,520 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 20,600.0 | -20,600 | 0.0 | -20,600 | -20,600 | -20,520 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -20,600 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 20,600.0 | -20,600 | 0.0 | -20,600 | -20,600 | -20,520 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (20,600) | 0.0 | (20,600) | 0.00 |
| 5 | (20,559) | 0.0 | (20,559) | 0.00 |
| 8 | (20,535) | 0.0 | (20,535) | 0.00 |
| 10 | (20,520) | 0.0 | (20,520) | 0.00 |
| 15 | (20,482) | 0.0 | (20,482) | 0.00 |
| 20 | (20,446) | 0.0 | (20,446) | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Little Bow** | | | | | |
| 00/15-25-014-21W4/0 | BOW ISLAND<br>Suspended Gas | Gas<br>Conventional | 50% WI<br><br>Remarks: To base Colorado<br>Assume well is paid out | Crown on 2%+FH 18% on 98% | |
| 00/07-36-014-21W4/0 | <br>Abandoned Zone | Undefined<br>Undefined | 50% WI<br><br>Remarks: To base Colorado | Freehold 18% Manual | |
| 00/07-36-014-21W4/2 | BOW ISLAND<br>Suspended Gas | Gas<br>Conventional | 50% WI<br><br>Remarks: To base Colorado | Freehold 18% Manual | |

## Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field | | Pool | | Unit | | Dates | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Name | Code | Name | Code | Name | Code | Status | Rig Rel | On Prod |
| **Little Bow** | | | | | | | | | | | | | |
| 00/15-25-014-21W4/0 | SUSPENDED GAS | Gas | BOW ISLAND | LEGEND ENERGY CANADA LTD. | LITTLE BOW | AB0560 | BOW ISLAND FF | AB056002 13032 | | | 2012-02-01 | 2003-06-01 | 2003-09-07 |
| 00/07-36-014-21W4/0 | ABANDONED ZONE | Undefined | | LEGEND ENERGY CANADA LTD. | LITTLE BOW | AB0560 | | | | | 2003-03-03 | 2003-02-11 | |
| 00/07-36-014-21W4/2 | SUSPENDED GAS | Gas | BOW ISLAND | LEGEND ENERGY CANADA LTD. | LITTLE BOW | AB0560 | BOW ISLAND FF | AB056002 13032 | | | 2012-02-01 | 2003-02-11 | 2003-07-05 |

## Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012 Little Bow

| | Location | Formation | Company Interest | Well Count | Production for Nov 2012 | | | Dec 2011 to Nov 2012 | | | Cumulative to Nov 2012 | | | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Oil | Gas | Water | Oil | Gas | Water | Oil | Gas | Water | | |
| | | | % | | bbl | Mcf | bbl | bbl | Mcf | bbl | bbl | Mcf | bbl | | |
| | Little Bow | | | | | | | | | | | | | | |
| 1 | 00/15-25-014-21W4/0 | BOW ISLAND | 50.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 461,614 | 6,210 | 09/03 | 08/11 |
| 2 | 00/07-36-014-21W4/2 | BOW ISLAND | 50.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 782,048 | 1,739 | 07/03 | 08/11 |
| | Little Bow | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,243,661 | 7,949 | | |
| | Total | | | | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 1,243,661 | 7,949 | | |

*Report Time: Mon, 25 Feb 2013 13:49 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. M$/yr | Fixed Costs Ann. $/w/yr | Fixed Costs Mo. $/w/mo | Variable Oil Costs* Var.[1] $/bbl | Variable Oil Costs* Truck[3] $/bbl | Variable Oil Costs* Trans[3] Adj. $/bbl | Variable Gas Costs* Var.[1] $/Mcf | Variable Gas Costs* Gath.[2] $/Mcf | Variable Gas Costs* Cust[2] Proc. $/Mcf | Variable Gas Costs* Plant[2] Oper. $/Mcf | Variable Gas Costs* Trans[3] Adj. $/Mcf | GCA $/Mcf | Other NGL[3] Trans. $/bbl | Other Water Disp. $/bbl | Other Sulph[3] Trans. $/lt | Other Sulph Oper. $/Mcf | Other Aband Costs M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Little Bow | | | | | | | | | | | | | | | | | | | | |
| 00/15-25-014-21W4/0 | BOW ISLAND | Gas | Probable | | | 5,000 | | | | 0.49 | | | | 0.17 | 1.06 | | | | | 20.60 |
| 00/07-36-014-21W4/2 | BOW ISLAND | Gas | Probable | | | 5,000 | | | | 0.49 | | | | 0.17 | 1.06 | | | | | 20.60 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

*Report Time: Mon, 25 Feb 2013 13:49 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Little Bow | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/15-25-014-21W4/0 | Formation: | BOW ISLAND |
| Category | Probable | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | Suspended Gas | Current Status Date: | 2012-02-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-06-01 | Top Depth: | 3,320.2 ft KB |
| Kelly Bushing: | 2,951.4 ft SS | Total Depth: | 3,763.1 ft KB |
| Pool Name: | BOW ISLAND FF | Midpoint Perf Depth: | 3,326.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 590.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 461.6 MMcf |
| Net Pay: | 7.00 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 128.4 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 113.0 MMcf |
| Porosity: | 0.180 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.300 Fraction | | | Z Factor: * | 0.9160 Fraction |
| Initial Pressure: | 780.0 psi | | | Surface Loss: | 0.12 Fraction |
| Initial Temp: | 86 F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0006 Fraction |

Volumetric Remarks:

Category Remarks: Suspended June 2010.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2003-09-07 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 939 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 128,386.3 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-04-01 |
| End Date: | 2017-07-06 |
| Initial Rate: | 110 Mcf/day |
| Rate at Effective Date: | 110 Mcf/day |
| Final Rate: | 60 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 590,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0052 Molar Fraction |
| Propane | | | 0.0011 Molar Fraction |
| Butane | | | 0.0006 Molar Fraction |
| Pentane+ | | | 0.0004 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 50% WI | Crown on 2%+FH 18% on 98% | |

Participant Remarks: To base Colorado
Assume well is paid out

*Report Time: Mon, 25 Feb 2013 13:49 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **LEGEND ENERGY CANADA LTD.** | | **Little Bow** |
| **Province:** | **Alberta** | | **00/15-25-014-21W4/0** |
| **Field:** | **LITTLE BOW** | | **Probable** |
| **Pool:** | **BOW ISLAND FF** | | |
| **Unit:** | | | |
| **Status:** | **Suspended Gas** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
1E6
100000
10000
1000
100
10
1
Gas Qf
Acq
End Of Hist
Eff
2007
2008
2009
2010
2011
2012
2013
2014
2015
Time (Years)



Calendar Daily Gas Production (Mcf/day)
750
600
450
300
150
0
Gas Qf
End Of Hist
Eff
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
450,000
500,000
550,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 461,614 | Water Cum | (bbl) | 6,210 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 128,386 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 590,000 | Water Ult Rec | (bbl) | 6,210 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 04/01/2013 | Calculation Type | | Performance | Est Cum Prod | (Mcf) | 461,614 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 07/05/2017 | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec | (Mcf) | 128,386 | Initial Decline (De) | 13.3 |
| Initial Rate (qi) | (Mcf/day) | 110.0 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.12 | Reserve Life Index | 3.43 |
| Final Rate (qf) | (Mcf/day) | 60.0 | Ult Recoverable | (Mcf) | 590,000 | Gas Total Sales | (Mcf) | 112,980 | Reserve Half Life | 1.81 |

*Report Time: Mon, 25 Feb 2013 13:49 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Little Bow, Alberta
**Entity :** 00/15-25-014-21W4/0
**Formation :** BOW ISLAND
Effective December 31, 2012

Interests: 50% WI

Total Probable Reserves

Lease Burden:

Lessor: Crown on 2%+FH 18% on 98%

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 10,300.0 | -10,300 | 0.0 | -10,300 | -10,300 | -10,260 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 10,300.0 | -10,300 | 0.0 | -10,300 | -10,300 | -10,260 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 10,300.0 | -10,300 | 0.0 | -10,300 | -10,300 | -10,260 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (10,300) | 0.0 | (10,300) | 0.00 |
| 5 | (10,279) | 0.0 | (10,279) | 0.00 |
| 8 | (10,267) | 0.0 | (10,267) | 0.00 |
| 10 | (10,260) | 0.0 | (10,260) | 0.00 |
| 15 | (10,241) | 0.0 | (10,241) | 0.00 |
| 20 | (10,223) | 0.0 | (10,223) | 0.00 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Little Bow | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/07-36-014-21W4/0 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | Abandoned Zone | Current Status Date: | 2003-03-03 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-02-11 | Top Depth: | ft KB |
| Kelly Bushing: | 2,915.0 ft SS | Total Depth: | 3,740.2 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0003 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf | Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 50% WI | Freehold 18% Manual | |

Participant Remarks: To base Colorado

*Report Time: Mon, 25 Feb 2013 13:49 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Little Bow | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/07-36-014-21W4/2 | Formation: | BOW ISLAND |
| Category | Probable | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | Suspended Gas | Current Status Date: | 2012-02-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-02-11 | Top Depth: | 3,282.5 ft KB |
| Kelly Bushing: | 2,915.0 ft SS | Total Depth: | 3,740.2 ft KB |
| Pool Name: | BOW ISLAND FF | Midpoint Perf Depth: | 3,287.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 815.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 782.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 33.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 29.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.12 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0006 Fraction |

Volumetric Remarks:

Category Remarks: Suspended June 2010.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2003-07-05 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 939 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 32,952.5 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-04-01 |
| End Date: | 2014-01-31 |
| Initial Rate: | 130 Mcf/day |
| Rate at Effective Date: | 130 Mcf/day |
| Final Rate: | 89 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 815,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0052 Molar Fraction |
| Propane | | | 0.0011 Molar Fraction |
| Butane | | | 0.0006 Molar Fraction |
| Pentane+ | | | 0.0004 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 50% WI | Freehold 18% Manual | |

Participant Remarks: To base Colorado

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | LEGEND ENERGY CANADA LTD. | | Little Bow |
| Province: | Alberta | | 00/07-36-014-21W4/2 |
| Field: | LITTLE BOW | | Probable |
| Pool: | BOW ISLAND FF | | |
| Unit: | | | |
| Status: | Suspended Gas | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
End Of Hist
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 782,048 | Water Cum | (bbl) | 1,739 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 32,952 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 815,000 | Water Ult Rec | (bbl) | 1,739 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | 04/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 782,048 | Decline Exp | 0.000 |
| Forecast End (Tf) | 01/30/2014 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 32,952 | Initial Decline (De) | 36.5 |
| Initial Rate (qi) (Mcf/day) | 130.0 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.12 | Reserve Life Index | 1.0 |
| Final Rate (qf) (Mcf/day) | 89.0 | Ult Recoverable (Mcf) | 815,000 | Gas Total Sales (Mcf) | 28,998 | Reserve Half Life | 0.38 |

*Report Time: Mon, 25 Feb 2013 13:49 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Little Bow, Alberta  Interests: 50% WI  Lease Burden:
**Entity :** 00/07-36-014-21W4/2
**Formation :** BOW ISLAND  Lessor: Freehold 18% Manual
Effective December 31, 2012  Total Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | COMPANY SALES GAS | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | SULPHUR | | TOTAL | |
|---|---|---|---|---|
| | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0.00 | 0 | 0 |
| Sub | 0.0 | 0.00 | | |
| Rem | 0.0 | 0.00 | | |
| Total | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0.0 | 0.0 | 0.0 | 10,300.0 | -10,300 | 0.0 | -10,300 | -10,300 | -10,260 |
| 2014 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2015 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2016 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2017 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2018 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2019 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2020 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2021 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| Sub | 0.0 | 0.0 | 0.0 | 0.0 | 10,300.0 | -10,300 | 0.0 | -10,300 | -10,300 | -10,260 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -10,300 | 0 |
| Total | 0.0 | 0.0 | 0.0 | 0.0 | 10,300.0 | -10,300 | 0.0 | -10,300 | -10,300 | -10,260 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (10,300) | 0.0 | (10,300) | 0.00 |
| 5 | (10,279) | 0.0 | (10,279) | 0.00 |
| 8 | (10,267) | 0.0 | (10,267) | 0.00 |
| 10 | (10,260) | 0.0 | (10,260) | 0.00 |
| 15 | (10,241) | 0.0 | (10,241) | 0.00 |
| 20 | (10,223) | 0.0 | (10,223) | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:49 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.


R3W5
R2
R1W5
T40
T39
T38
Sunbreaker Cove
Birchcliff
Half Moon Bay
Jarvis Bay
Norglenwold
Sylvan Lake
R3W5
R2
R1W5

**WELL LEGEND**

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

**PIPELINE LEGEND**

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

**Medicine River**

Alberta

| Quick Select (403) 640-9080 | Date: 2013/2/4 Author: kim |
|---|---|

# Legend Energy Canada Ltd.
## DETAILED ECONOMIC SUMMARY
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012 | Medicine River

| | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| **Sales Gas** **MMcf** | | | | | | |
| Ultimate Remaining | 342.2 | | | 342.2 | 900.7 | 1,243.0 |
| WI Before Royalty | 295.0 | | | 295.0 | 721.3 | 1,016.3 |
| WI After Royalty | 265.8 | | | 265.8 | 621.4 | 887.2 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 265.8 | | | 265.8 | 621.4 | 887.2 |
| **NGLs** **Mbbl** | | | | | | |
| Ultimate Remaining | 3.1 | | | 3.1 | 33.7 | 36.8 |
| WI Before Royalty | 1.9 | | | 1.9 | 29.4 | 31.3 |
| WI After Royalty | 1.5 | | | 1.5 | 22.5 | 24.0 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 1.5 | | | 1.5 | 22.5 | 24.0 |
| **MBOE** **MBoe** | | | | | | |
| Ultimate Remaining | 60.1 | | | 60.1 | 183.9 | 244.0 |
| WI Before Royalty | 51.1 | | | 51.1 | 149.6 | 200.7 |
| WI After Royalty | 45.8 | | | 45.8 | 126.1 | 171.9 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 45.8 | | | 45.8 | 126.1 | 171.9 |
| **NPV - BTAX** **M$** | | | | | | |
| Undiscounted | -33.3 | | | -33.3 | -262.0 | -295.3 |
| Discounted at 5% | -32.2 | | | -32.2 | -292.7 | -324.8 |
| Discounted at 10% | -31.5 | | | -31.5 | -315.5 | -346.9 |
| Discounted at 15% | -31.1 | | | -31.1 | -332.3 | -363.4 |
| Discounted at 20% | -30.9 | | | -30.9 | -344.5 | -375.4 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

**Legend Energy Canada Ltd.**
**DETAILED RESERVES AND PRESENT VALUE**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**
**Medicine River**

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Medicine River | | | | | | | | | | | | | | | | | | |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | 91.50 | PDP | 0.0 | 0.0 | 0.0 | 247.9 | 0.0 | 227.8 | 0.3 | 0.0 | 0.2 | 41.6 | 0.0 | 38.2 | 13.6 | 11.5 | 9.5 |
| 00/16-30-038-02W5/0 | ELLERSLIE | 65.50 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -19.2 | -19.1 | -19.1 |
| 00/02-25-038-03W5/2 | OSTRACOD | 46.50 | PDP | 0.0 | 0.0 | 0.0 | 10.2 | 0.0 | 7.9 | 0.7 | 0.0 | 0.5 | 2.4 | 0.0 | 1.9 | -3.0 | -2.0 | -1.1 |
| 02/02-25-038-03W5/2 | MANNVILLE | 72.83 | PDP | 0.0 | 0.0 | 0.0 | 4.3 | 0.0 | 3.3 | 0.2 | 0.0 | 0.2 | 0.9 | 0.0 | 0.7 | -18.7 | -18.2 | -17.7 |
| 02/06-21-039-01W5/2 | COLONY | 75.00 | PDP | 0.0 | 0.0 | 0.0 | 32.6 | 0.0 | 26.8 | 0.7 | 0.0 | 0.6 | 6.1 | 0.0 | 5.0 | -4.9 | -3.7 | -2.7 |
| Medicine River | | | | 0.0 | 0.0 | 0.0 | 295.0 | 0.0 | 265.8 | 1.9 | 0.0 | 1.5 | 51.1 | 0.0 | 45.8 | -32.2 | -31.5 | -31.1 |
| Total | | | | 0.0 | 0.0 | 0.0 | 295.0 | 0.0 | 265.8 | 1.9 | 0.0 | 1.5 | 51.1 | 0.0 | 45.8 | -32.2 | -31.5 | -31.1 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Medicine River

Effective December 31, 2012

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 4.0 | 254 | 92,566.4 | 76,287.0 | 0.0 | 2.16 | 164,646 | 0.0 | 0.00 | 37 | 37 |
| 2014 | 3.0 | 210 | 76,661.0 | 63,889.8 | 0.0 | 2.15 | 137,220 | 0.0 | 0.00 | 31 | 31 |
| 2015 | 3.0 | 160 | 58,504.4 | 50,041.7 | 0.0 | 2.14 | 106,901 | 0.0 | 0.00 | 24 | 24 |
| 2016 | 1.0 | 115 | 42,227.0 | 38,637.7 | 0.0 | 2.11 | 81,658 | 0.0 | 0.00 | 18 | 18 |
| 2017 | 1.0 | 104 | 37,983.1 | 34,754.5 | 0.0 | 2.11 | 73,451 | 0.0 | 0.00 | 16 | 16 |
| 2018 | 1.0 | 94 | 34,300.3 | 31,384.8 | 0.0 | 2.11 | 66,329 | 0.0 | 0.00 | 14 | 14 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 342,242.2 | 294,995.5 | 0.0 | 2.14 | 630,203 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 342,242.2 | 294,995.5 | 0.0 | 2.14 | 630,203 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | |
|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 272.8 | 0.0 | 93.96 | 25,629.0 | 3.9 | 0.0 | 6.49 | 25.3 |
| 2014 | 211.0 | 0.0 | 93.96 | 19,829.3 | 3.3 | 0.0 | 6.49 | 21.7 |
| 2015 | 123.0 | 0.0 | 93.96 | 11,559.8 | 1.2 | 0.0 | 6.49 | 8.0 |
| 2016 | 26.3 | 0.0 | 93.96 | 2,468.6 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 23.6 | 0.0 | 93.96 | 2,220.5 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 21.3 | 0.0 | 93.96 | 2,005.2 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 678.1 | 0.0 | 93.96 | 63,712.4 | 8.5 | 0.0 | 6.49 | 55.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 678.1 | 0.0 | 93.96 | 63,712.4 | 8.5 | 0.0 | 6.49 | 55.0 |

| | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 349.5 | 0.0 | 29.18 | 10,196.4 | 254.4 | 0.0 | 61.14 | 15,551.3 | 880.5 | 0.0 | 691.9 |
| 2014 | 199.4 | 0.0 | 29.18 | 5,817.4 | 163.5 | 0.0 | 61.14 | 9,997.7 | 577.3 | 0.0 | 455.7 |
| 2015 | 117.7 | 0.0 | 29.18 | 3,433.1 | 88.0 | 0.0 | 61.14 | 5,379.2 | 329.9 | 0.0 | 256.3 |
| 2016 | 12.4 | 0.0 | 29.18 | 360.8 | 11.6 | 0.0 | 61.14 | 708.7 | 50.2 | 0.0 | 35.4 |
| 2017 | 11.1 | 0.0 | 29.18 | 324.5 | 10.4 | 0.0 | 61.14 | 637.5 | 45.2 | 0.0 | 31.8 |
| 2018 | 10.0 | 0.0 | 29.18 | 293.0 | 9.4 | 0.0 | 61.14 | 575.6 | 40.8 | 0.0 | 28.7 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 700.0 | 0.0 | 29.18 | 20,425.2 | 537.3 | 0.0 | 61.14 | 32,850.0 | 1,923.9 | 0.0 | 1,499.8 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 700.0 | 0.0 | 29.18 | 20,425.2 | 537.3 | 0.0 | 61.14 | 32,850.0 | 1,923.9 | 0.0 | 1,499.8 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 216,047 | 5,242.6 | 15,871.1 | 4,924.7 | 1,495.8 | 13 | 188,513 | 0.0 | 0.0 |
| 2014 | 172,886 | 4,713.7 | 10,629.1 | 3,984.7 | 985.6 | 12 | 152,573 | 0.0 | 0.0 |
| 2015 | 127,281 | 4,243.0 | 5,337.1 | 3,483.6 | 443.1 | 11 | 113,774 | 0.0 | 0.0 |
| 2016 | 85,196 | 3,833.4 | 0.0 | 2,793.5 | 0.0 | 8 | 78,569 | 0.0 | 0.0 |
| 2017 | 76,633 | 3,448.1 | 0.0 | 2,512.7 | 0.0 | 8 | 70,672 | 0.0 | 0.0 |
| 2018 | 69,203 | 3,113.8 | 0.0 | 2,269.1 | 0.0 | 8 | 63,820 | 0.0 | 0.0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Sub | 747,246 | 24,594.7 | 31,837.2 | 19,968.3 | 2,924.5 | 11 | 667,921 | 0.0 | 0.0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Total | 747,246 | 24,594.7 | 31,837.2 | 19,968.3 | 2,924.5 | 11 | 667,921 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 103,293.4 | 68,048.2 | 0.0 | 171,341.6 | 40,532.1 | -23,360 | 26,734.5 | -50,095 | -50,095 | -48,871 |
| 2014 | 68,274.0 | 55,713.5 | 0.0 | 123,987.5 | 0.0 | 28,585 | 0.0 | 28,585 | -21,510 | 24,861 |
| 2015 | 54,942.0 | 41,108.5 | 0.0 | 96,050.5 | 29,899.5 | -12,176 | 0.0 | -12,176 | -33,686 | -9,412 |
| 2016 | 38,430.0 | 28,978.3 | 0.0 | 67,408.3 | 0.0 | 11,161 | 0.0 | 11,161 | -22,525 | 7,996 |
| 2017 | 38,430.0 | 26,065.9 | 0.0 | 64,495.9 | 0.0 | 6,177 | 0.0 | 6,177 | -16,349 | 4,023 |
| 2018 | 38,430.0 | 23,538.6 | 0.0 | 61,968.6 | 18,849.0 | -16,997 | 0.0 | -16,997 | -33,346 | -10,065 |
| 2019 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -33,346 | 0 |
| 2020 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -33,346 | 0 |
| 2021 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -33,346 | 0 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -33,346 | 0 |
| Sub | 341,799.4 | 243,452.9 | 0.0 | 585,252.3 | 89,280.6 | -6,612 | 26,734.5 | -33,346 | -33,346 | -31,469 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -33,346 | 0 |
| Total | 341,799.4 | 243,452.9 | 0.0 | 585,252.3 | 89,280.6 | -6,612 | 26,734.5 | -33,346 | -33,346 | -31,469 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.1 |
| RLI (Principal Product) | 3.76 |
| Reserves Life | 6.00 |
| RLI (BOE) | 3.8 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 342,242 | 294,995 | 294,995 | 265,825 |
| Gas (bbl) | 57,040 | 49,166 | 49,166 | 44,304 |
| *NGL (bbl) | 2,014 | 1,246 | 1,246 | 980 |
| Cond (bbl) | 1,056 | 678 | 678 | 519 |
| Total (bbl) | 60,111 | 51,090 | 51,090 | 45,804 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (6,612) | 26,734.5 | (33,346) | (0.65) |
| 5 | (6,113) | 26,043.7 | (32,157) | (0.63) |
| 8 | (6,044) | 25,653.1 | (31,697) | (0.62) |
| 10 | (6,067) | 25,401.8 | (31,469) | (0.62) |
| 15 | (6,298) | 24,803.2 | (31,102) | (0.61) |
| 20 | (6,695) | 24,243.2 | (30,938) | (0.61) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 718.26 | 718.26 |
| Cost Of Reserves | $/BOE | 0.52 | 0.52 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | -1.2 | -1.2 |
| NPV/Disc Invest | | -1.2 | -1.2 |
| NPV/DIS Cap Exposure | | -123.9 | -123.9 |
| NPV/BOEPD | (M$/boepd) | -0.8 | -0.8 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 41.21 | 41.21 | 41.21 | 41.21 |
| Prod (12 Mo Ave) | (BOEPD) | 37.22 | 37.22 | 37.22 | 37.22 |
| Price | ($/BOE) | 15.89 | 15.89 | 15.89 | 15.89 |
| Royalties | ($/BOE) | 2.03 | 2.03 | 2.03 | 2.03 |
| Operating Costs | ($/BOE) | 12.60 | 12.60 | 12.60 | 12.60 |
| NetBack | ($/BOE) | 1.26 | 1.26 | 1.26 | 1.26 |
| Recycle Ratio | (ratio) | 2.41 | 2.41 | 2.41 | 2.41 |

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Medicine River

Effective December 31, 2012 — Proved Plus Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Medicine River | | | | | | | | | | | | | | | | | | |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | 91.50 | P+P | 0.0 | 0.0 | 0.0 | 289.0 | 0.0 | 265.6 | 0.4 | 0.0 | 0.3 | 48.5 | 0.0 | 44.5 | 25.9 | 22.2 | 18.7 |
| 00/16-30-038-02W5/0 | ELLERSLIE | 65.50 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | -19.2 | -19.1 | -19.1 |
| 00/02-25-038-03W5/2 | OSTRACOD | 46.50 | P+P | 0.0 | 0.0 | 0.0 | 16.1 | 0.0 | 12.5 | 1.1 | 0.0 | 0.9 | 3.8 | 0.0 | 2.9 | 2.7 | 3.8 | 4.7 |
| 02/02-25-038-03W5/2 | MANNVILLE | 72.83 | P+P | 0.0 | 0.0 | 0.0 | 7.8 | 0.0 | 6.1 | 0.4 | 0.0 | 0.3 | 1.7 | 0.0 | 1.3 | -16.8 | -15.9 | -15.0 |
| 02/02-25-038-03W5/3 | Belly River | 62.00 | Probable | 0.0 | 0.0 | 0.0 | 269.0 | 0.0 | 208.0 | 6.1 | 0.0 | 4.7 | 51.0 | 0.0 | 39.4 | 97.1 | 69.0 | 46.4 |
| 00/11-27-038-03W5/0 | LEDUC | 100.00 | Probable | 0.0 | 0.0 | 0.0 | 393.8 | 0.0 | 361.8 | 22.5 | 0.0 | 17.2 | 88.1 | 0.0 | 77.5 | -412.4 | -406.1 | -399.2 |
| 02/06-21-039-01W5/2 | COLONY | 75.00 | P+P | 0.0 | 0.0 | 0.0 | 40.5 | 0.0 | 33.3 | 0.9 | 0.0 | 0.7 | 7.6 | 0.0 | 6.3 | -2.2 | -0.9 | 0.2 |
| Medicine River | | | | 0.0 | 0.0 | 0.0 | 1,016.3 | 0.0 | 887.2 | 31.3 | 0.0 | 24.0 | 200.7 | 0.0 | 171.9 | -324.8 | -346.9 | -363.4 |
| Total | | | | 0.0 | 0.0 | 0.0 | 1,016.3 | 0.0 | 887.2 | 31.3 | 0.0 | 24.0 | 200.7 | 0.0 | 171.9 | -324.8 | -346.9 | -363.4 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Medicine River

Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 5.0 | 417 | 152.1 | 113.8 | 0.0 | 2.20 | 250,713 | 0.0 | 0.00 | 57 | 57 |
| 2014 | 5.0 | 1,017 | 371.2 | 322.8 | 0.0 | 2.22 | 717,601 | 0.0 | 0.00 | 184 | 184 |
| 2015 | 5.0 | 713 | 260.3 | 220.5 | 0.0 | 2.22 | 489,414 | 0.0 | 0.00 | 123 | 123 |
| 2016 | 4.0 | 462 | 169.1 | 139.5 | 0.0 | 2.22 | 309,011 | 0.0 | 0.00 | 76 | 76 |
| 2017 | 4.0 | 298 | 108.7 | 86.0 | 0.0 | 2.20 | 189,629 | 0.0 | 0.00 | 44 | 44 |
| 2018 | 2.0 | 204 | 74.6 | 57.2 | 0.0 | 2.19 | 125,227 | 0.0 | 0.00 | 28 | 28 |
| 2019 | 2.0 | 176 | 64.2 | 50.0 | 0.0 | 2.18 | 108,969 | 0.0 | 0.00 | 24 | 24 |
| 2020 | 1.0 | 65 | 23.8 | 14.8 | 0.0 | 2.30 | 33,921 | 0.0 | 0.00 | 8 | 8 |
| 2021 | 1.0 | 52 | 19.0 | 11.8 | 0.0 | 2.30 | 27,015 | 0.0 | 0.00 | 6 | 6 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 1,243.0 | 1,016.3 | 0.0 | 2.22 | 2,251,500 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 1,243.0 | 1,016.3 | 0.0 | 2.22 | 2,251,500 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 531.0 | 0.0 | 93.96 | 49,889.3 | 4.0 | 0.0 | 6.49 | 25.7 | 776.2 | 0.0 | 29.18 | 22,647.9 |
| 2014 | 3,472.5 | 0.0 | 99.77 | 346,448.4 | 2,413.2 | 0.0 | 6.49 | 15,661.5 | 4,429.7 | 0.0 | 30.71 | 136,019.3 |
| 2015 | 2,164.5 | 0.0 | 99.35 | 215,051.3 | 1,397.3 | 0.0 | 6.49 | 9,068.3 | 2,748.0 | 0.0 | 30.60 | 84,096.5 |
| 2016 | 1,200.2 | 0.0 | 98.96 | 118,769.9 | 716.8 | 0.0 | 6.49 | 4,651.7 | 1,551.6 | 0.0 | 30.48 | 47,285.6 |
| 2017 | 522.6 | 0.0 | 97.57 | 50,990.4 | 225.2 | 0.0 | 6.49 | 1,461.6 | 680.8 | 0.0 | 30.11 | 20,495.6 |
| 2018 | 182.9 | 0.0 | 93.96 | 17,187.0 | 0.0 | 0.0 | 0.00 | 0.0 | 242.2 | 0.0 | 29.18 | 7,065.7 |
| 2019 | 149.0 | 0.0 | 93.96 | 14,000.0 | 0.0 | 0.0 | 0.00 | 0.0 | 194.8 | 0.0 | 29.18 | 5,683.9 |
| 2020 | 102.2 | 0.0 | 93.96 | 9,598.7 | 0.0 | 0.0 | 0.00 | 0.0 | 147.9 | 0.0 | 29.18 | 4,316.1 |
| 2021 | 81.4 | 0.0 | 93.96 | 7,644.6 | 0.0 | 0.0 | 0.00 | 0.0 | 117.8 | 0.0 | 29.18 | 3,437.4 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 8,406.2 | 0.0 | 98.69 | 829,579.7 | 4,756.4 | 0.0 | 6.49 | 30,868.8 | 10,888.9 | 0.0 | 30.40 | 331,048.2 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 8,406.2 | 0.0 | 98.69 | 829,579.7 | 4,756.4 | 0.0 | 6.49 | 30,868.8 | 10,888.9 | 0.0 | 30.40 | 331,048.2 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 500.7 | 0.0 | 61.14 | 30,613.1 | 1,811.9 | 0.0 | 1,412.3 |
| 2014 | 3,021.3 | 0.0 | 73.05 | 220,708.6 | 13,336.6 | 0.0 | 10,122.1 |
| 2015 | 1,871.2 | 0.0 | 72.27 | 135,225.1 | 8,180.9 | 0.0 | 6,321.8 |
| 2016 | 1,022.6 | 0.0 | 71.61 | 73,228.0 | 4,491.2 | 0.0 | 3,462.8 |
| 2017 | 436.4 | 0.0 | 68.85 | 30,046.7 | 1,865.0 | 0.0 | 1,436.7 |
| 2018 | 145.0 | 0.0 | 61.14 | 8,866.2 | 570.1 | 0.0 | 437.7 |
| 2019 | 117.1 | 0.0 | 61.14 | 7,160.3 | 460.9 | 0.0 | 353.5 |
| 2020 | 86.2 | 0.0 | 61.14 | 5,271.1 | 336.3 | 0.0 | 260.0 |
| 2021 | 68.7 | 0.0 | 61.14 | 4,198.0 | 267.8 | 0.0 | 207.1 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 7,269.2 | 0.0 | 70.89 | 515,317.0 | 31,320.8 | 0.0 | 24,014.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 7,269.2 | 0.0 | 70.89 | 515,317.0 | 31,320.8 | 0.0 | 24,014.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 353,889 | 5,271.3 | 38,685.1 | 7,989.8 | 7,137.0 | 17 | 294,806 | 0.0 | 0.0 | 120,644.3 |
| 2014 | 1,436,439 | 230,727.9 | 45,449.4 | 8,676.0 | 9,377.0 | 20 | 1,142,209 | 0.0 | 0.0 | 146,832.2 |
| 2015 | 932,855 | 116,864.1 | 37,033.1 | 7,352.3 | 6,686.1 | 18 | 764,919 | 0.0 | 0.0 | 150,594.0 |
| 2016 | 552,946 | 61,846.3 | 25,273.7 | 6,320.8 | 4,273.3 | 18 | 455,232 | 0.0 | 0.0 | 130,794.0 |
| 2017 | 292,623 | 21,851.1 | 18,755.1 | 5,198.8 | 2,893.8 | 17 | 243,924 | 0.0 | 0.0 | 97,639.5 |
| 2018 | 158,346 | 3,389.6 | 13,741.2 | 4,312.8 | 1,948.2 | 15 | 134,954 | 0.0 | 0.0 | 60,750.0 |
| 2019 | 135,813 | 3,127.0 | 10,977.3 | 3,750.8 | 1,368.7 | 14 | 116,589 | 0.0 | 0.0 | 60,750.0 |
| 2020 | 53,107 | 0.0 | 8,790.7 | 1,178.8 | 971.6 | 21 | 42,166 | 0.0 | 0.0 | 22,320.0 |
| 2021 | 42,295 | 0.0 | 7,001.1 | 938.9 | 692.3 | 20 | 33,663 | 0.0 | 0.0 | 22,320.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| Sub | 3,958,314 | 443,077.3 | 205,706.7 | 45,719.0 | 35,348.0 | 18 | 3,228,462 | 0.0 | 0.0 | 812,644.0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| Total | 3,958,314 | 443,077.3 | 205,706.7 | 45,719.0 | 35,348.0 | 18 | 3,228,462 | 0.0 | 0.0 | 812,644.0 |

| | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 99,224.1 | 0.0 | 219,868.5 | 19,191.5 | 55,746 | 231,334.5 | -175,589 | -175,589 | -170,654 |
| 2014 | 603,339.0 | 0.0 | 750,171.1 | 21,340.6 | 370,697 | 850,000.0 | -479,303 | -654,892 | -448,895 |
| 2015 | 377,422.9 | 0.0 | 528,016.9 | 16,275.0 | 220,627 | 0.0 | 220,627 | -434,264 | 175,514 |
| 2016 | 212,328.6 | 0.0 | 343,122.6 | 0.0 | 112,110 | 0.0 | 112,110 | -322,155 | 80,319 |
| 2017 | 99,447.4 | 0.0 | 197,086.8 | 45,924.5 | 913 | 0.0 | 913 | -321,242 | 595 |
| 2018 | 44,084.8 | 0.0 | 104,834.8 | 0.0 | 30,120 | 0.0 | 30,120 | -291,122 | 17,836 |
| 2019 | 38,386.5 | 0.0 | 99,136.5 | 18,849.0 | -1,396 | 0.0 | -1,396 | -292,519 | -752 |
| 2020 | 11,810.4 | 0.0 | 34,130.4 | 0.0 | 8,035 | 0.0 | 8,035 | -284,483 | 3,932 |
| 2021 | 9,406.0 | 0.0 | 31,726.0 | 12,772.0 | -10,835 | 0.0 | -10,835 | -295,318 | -4,820 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -295,318 | 0 |
| Sub | 1,495,449. | 0.0 | 2,308,093. | 134,352.6 | 786,016 | 1,081,334.5 | -295,318 | -295,318 | -346,926 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -295,318 | 0 |
| Total | 1,495,449. | 0.0 | 2,308,093. | 134,352.6 | 786,016 | 1,081,334.5 | -295,318 | -295,318 | -346,926 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.2 |
| RLI (Principal Product) | 9.66 |
| Reserves Life | 9.00 |
| RLI (BOE) | 9.7 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (MMcf) | 1,243 | 1,016 | 1,016 | 887 |
| Gas (bbl) | 207,163 | 169,382 | 169,382 | 147,873 |
| *NGL (bbl) | 26,705 | 22,915 | 22,915 | 18,132 |
| Cond (bbl) | 10,112 | 8,406 | 8,406 | 5,882 |
| Total (bbl) | 243,980 | 200,703 | 200,703 | 171,887 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are Included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 786,016 | 1,081,334. | (295,318) | (1.47) |
| 5 | 709,281 | 1,034,088. | (324,807) | (1.62) |
| 8 | 668,974 | 1,007,816. | (338,843) | (1.69) |
| 10 | 644,164 | 991,089.3 | (346,926) | (1.73) |
| 15 | 588,410 | 951,784.8 | (363,375) | (1.81) |
| 20 | 540,275 | 915,714.2 | (375,439) | (1.87) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 19,015.10 | 19,015.10 |
| Cost Of Reserves | $/BOE | 5.39 | 5.39 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | -0.3 | -0.3 |
| NPV/Disc Invest | | -0.4 | -0.4 |
| NPV/DIS Cap Exposure | | -1.7 | -1.7 |
| NPV/BOEPD | (M$/boepd) | -6.1 | -6.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 41.46 | 41.46 | 41.46 | 41.46 |
| Prod (12 Mo Ave) | (BOEPD) | 56.87 | 56.87 | 56.87 | 56.87 |
| Price | ($/BOE) | 17.04 | 17.04 | 17.04 | 17.04 |
| Royalties | ($/BOE) | 2.84 | 2.84 | 2.84 | 2.84 |
| Operating Costs | ($/BOE) | 10.59 | 10.59 | 10.59 | 10.59 |
| NetBack | ($/BOE) | 3.61 | 3.61 | 3.61 | 3.61 |
| Recycle Ratio | (ratio) | 0.67 | 0.67 | 0.67 | 0.67 |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Medicine River** | | | | | |
| 00/05-30-038-02W5/0 | BELLY RIVER<br>SUSPENDED GAS | Gas<br>Conventional | BPO: (Capital) 91.5% WI<br>APO: 1: 77.1634% WI<br><br>Remarks: Not expected to pay out<br>GORR is 15% on 27.6732% prod pd by Legend 100%, BPO | Crown | 4.5615% GORR |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON<br>FLOWING GAS | Gas<br>Conventional | 91.5% WI<br><br>Remarks: GORR is 15% on 27.6732% prod pd by Legend 100%, non-conv | Crown | 4.5615% GORR |
| 00/16-30-038-02W5/0 | ELLERSLIE<br>FLOWING GAS | Gas<br>Conventional | BPO: (Capital) 65.5% WI<br>APO: 1: 63.269% WI<br><br>Remarks: Belly River to base Mannville<br>GORR is 10% on 30% prod pd on NE only<br>Well has paid out | Crown | 0.75% GORR |
| 02/16-30-038-02W5/0 | ABANDONED | Undefined<br>Undefined | 63.27% WI | Crown | |
| 00/01-31-038-02W5/0 | EDMONTON<br>SUSPENDED GAS | Gas<br>Conventional | 75% WI<br><br>Remarks: Pooled interest - no rights to SW/4 | Freehold 18% Manual | |
| XX/06-31-038-02W5/0 | EDMONTON | Gas<br>Conventional | 75% WI<br><br>Remarks: Need to confirm FH royalty<br>Pooled interest - no rights to SW/4 | Freehold 18% Manual | |
| 00/02-25-038-03W5/0 | VIKING<br>ABANDONED OIL | Oil<br>Light | 46.5% WI | Freehold 20% Manual | |
| 00/02-25-038-03W5/2 | OSTRACOD<br>FLOWING GAS | Gas<br>Conventional | 46.5% WI<br><br>Remarks: NG from top to base of Basal Quartz | Freehold 20% Manual | 2.682% GORR |
| 02/02-25-038-03W5/0 | DRILLED AND CASED | Undefined<br>Undefined | 72.8349% WI | Freehold 20% Manual | |
| 02/02-25-038-03W5/2 | MANNVILLE<br>FLOWING GAS | Gas<br>Conventional | 72.8349% WI | Freehold 20% Manual | 2.682% GORR |
| 02/02-25-038-03W5/3 | Belly River<br>BEHIND PIPE | Gas<br>Conventional | 62% WI<br><br>Remarks: Working interest not confirmed | Freehold 20% Manual | 2.682% GORR |
| 00/11-27-038-03W5/0 | LEDUC<br>DRILLED AND CASED | Gas<br>Conventional | BPO: (Capital) 100% WI<br>APO: 1: 50% WI | Crown | |
| 00/14-32-038-03W5/0 | NISKU<br>ABANDONED OIL | Oil<br>Light | 100% WI<br><br>Remarks: NG from top to base of Leduc (LSD's 11 and 14) | Crown | |
| 03/10-36-038-03W5/0 | EDMONTON<br>SUSPENDED GAS | Gas<br>Conventional | 0.844625% GORI<br><br>Remarks: PNG to base Belly River<br>33.785% of 1/150(5-10%) on oil, 10% on gas on NW/4 | Crown | |
| 00/13-36-038-03W5/0 | ELLERSLIE<br>PUMPING OIL | Oil<br>Light | 33.785% of 1/150 (5-15%) Oil+10% Gas<br><br>Remarks: PNG base Belly River to base Mannville. | Crown | |
| 00/13-36-038-03W5/2 | DRILLED AND CASED | Undefined<br>Undefined | | Crown | |

# Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| 00/13-36-038-03W5/3 | <br>DRILLED AND CASED | Undefined<br>Undefined | | Crown | |
| 00/13-36-038-03W5/4 | <br>DRILLED AND CASED | Undefined<br>Undefined | | Crown | |
| 02/06-21-039-01W5/0 | VIKING<br>ABANDONED OIL | Oil<br>Light | 75% WI | Crown | |
| 02/06-21-039-01W5/2 | COLONY<br>FLOWING GAS | Gas<br>Conventional | 75% WI<br>Remarks: Pooled interest | Freehold 17.667% Manual | |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Medicine River** | | | | | | | | | | | | | |
| 00/05-30-038-02W5/0 | SUSPENDED GAS | Gas | BELLY RIVER | LEGEND ENERGY CANADA LTD. | MEDICINE RIVER | AB0604 | BASAL BELLY RIVER C | AB060401 34003 | | | 2011-01-01 | 2006-03-25 | 2006-12-01 |
| 02/05-30-038-02W5/0 | FLOWING GAS | Gas | EDMONTON | LEGEND ENERGY CANADA LTD. | MEDICINE RIVER | AB0604 | LOWER EDMONTON V | AB060401 18822 | | | 2006-12-01 | 2006-07-21 | 2006-12-01 |
| 00/16-30-038-02W5/0 | FLOWING GAS | Gas | ELLERSLIE | LEGEND ENERGY CANADA LTD. | MEDICINE RIVER | AB0604 | BASAL QUARTZ JJ | AB060403 34036 | | | 2001-02-15 | 1991-01-16 | 1991-07-01 |
| 02/16-30-038-02W5/0 | ABANDONED | Undefined | | LEGEND ENERGY CANADA LTD. | MEDICINE RIVER | AB0604 | | | | | 2003-12-31 | 2003-12-31 | |
| 00/01-31-038-02W5/0 | SUSPENDED GAS | Gas | EDMONTON | LEGEND ENERGY CANADA LTD. | MEDICINE RIVER | AB0604 | CMG MFP9526 EDMONTON, LWR EDMONTON, GLAU | AB060409 52660 | | | 2010-08-01 | 2004-07-03 | 2004-09-14 |
| XX/06-31-038-02W5/0 | Location | Gas | EDMONTON | INTERNATIONAL SOVEREIGN ENERGY CORP. | Medicine River | | | | | | | | |
| 00/02-25-038-03W5/0 | OIL ABANDONED ZONE | Oil | VIKING | NAL RESOURCES LIMITED | SYLVAN LAKE | AB0891 | CMG POOL 002 - VIKING A,O,S | AB089108 00260 | | | 1989-09-10 | 1982-12-07 | 1983-02-08 |
| 00/02-25-038-03W5/2 | FLOWING GAS | Gas | OSTRACOD | NAL RESOURCES LIMITED | SYLVAN LAKE | AB0891 | LOWER MANNVILLE M | AB089103 10013 | | | 1989-09-15 | 1982-12-07 | 1989-09-15 |
| 02/02-25-038-03W5/0 | DRILLED AND CASED | Undefined | | LEGEND ENERGY CANADA LTD. | SYLVAN LAKE | AB0891 | | | | | 2007-11-27 | 2007-11-28 | |
| 02/02-25-038-03W5/2 | FLOWING GAS | Gas | MANNVILLE GRP | LEGEND ENERGY CANADA LTD. | SYLVAN LAKE | AB0891 | UPPER MANNVILLE J | AB089102 50010 | | | 2007-12-27 | 2007-11-28 | 2007-12-27 |
| XX/02-25-038-03W5/0 | Location | Gas | BELLY RIVER/EDMONTON | INTERNATIONAL SOVEREIGN ENERGY CORP. | Medicine River | | | | | | | | |
| XX/02-25-038-03W5/2 | Location | Gas | EDMONTON | INTERNATIONAL SOVEREIGN ENERGY CORP. | Medicine River | | | | | | | | |
| 00/11-27-038-03W5/0 | DRILLED AND CASED | Gas | LEDUC | INTERNATIONAL SOVEREIGN ENERGY CORP. | MEDICINE RIVER | AB0604 | | | | | 1972-07-11 | 1972-07-04 | |
| 00/14-32-038-03W5/0 | ABANDONED OIL | Oil | NISKU | LEGEND ENERGY CANADA LTD. | MEDICINE RIVER | AB0604 | NISKU UNDEFINED | AB060406 96098 | | | 1991-02-23 | 1984-09-18 | 1984-11-05 |
| 03/10-36-038-03W5/0 | SUSPENDED GAS | Gas | EDMONTON | NAL RESOURCES LIMITED | MEDICINE RIVER | AB0604 | CMG MFP9526 EDMONTON, LWR EDMONTON, GLAU | AB060409 52660 | | | 2011-10-01 | 2004-09-18 | 2005-05-28 |
| 00/13-36-038-03W5/0 | PUMPING OIL | Oil | ELLERSLIE | CHINOOK ENERGY LTD. | MEDICINE RIVER | AB0604 | BASAL QUARTZ WW | AB060403 34049 | | | 2003-06-08 | 2003-03-30 | 2003-06-08 |
| 00/13-36-038-03W5/2 | DRILLED AND CASED | Undefined | | CHINOOK ENERGY LTD. | MEDICINE RIVER | AB0604 | | | | | 2003-03-27 | 2003-03-30 | |
| 00/13-36-038-03W5/3 | DRILLED AND CASED | Undefined | | CHINOOK ENERGY LTD. | MEDICINE RIVER | AB0604 | | | | | 2003-03-27 | 2003-03-30 | |
| 00/13-36-038-03W5/4 | DRILLED AND CASED | Undefined | | CHINOOK ENERGY LTD. | MEDICINE RIVER | AB0604 | | | | | 2003-03-27 | 2003-03-30 | |
| 02/06-21-039-01W5/0 | ABANDONED, RE-ENTERED OIL | Oil | VIKING | CANADIAN NATURAL RESOURCES LIMITED | PREVO | AB0736 | VIKING G | AB073602 18007 | | | 1990-10-07 | 1984-12-04 | 1985-01-01 |
| 02/06-21-039-01W5/2 | FLOWING GAS | Gas | COLONY | LEGEND ENERGY CANADA LTD. | PREVO | AB0736 | UPPER MANNVILLE N | AB073602 50014 | | | 2006-08-08 | 2006-05-12 | 2006-08-08 |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012 — Medicine River

| | Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Production for Nov 2012 Gas Mcf | Production for Nov 2012 Water bbl | Dec 2011 to Nov 2012 Oil bbl | Dec 2011 to Nov 2012 Gas Mcf | Dec 2011 to Nov 2012 Water bbl | Cumulative to Nov 2012 Oil bbl | Cumulative to Nov 2012 Gas Mcf | Cumulative to Nov 2012 Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Medicine River | | | | | | | | | | | | | | |
| 1 | 00/05-30-038-02W5/0 | BELLY RIVER | 91.50 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 64,020 | 338 | 12/06 | 09/09 |
| 2 | 02/05-30-038-02W5/0 | HORSESHOE CANYON | 91.50 | 1 | 0 | 5,988 | 0 | 0 | 78,913 | 0 | 0 | 613,559 | 0 | 12/06 | 11/12 |
| 3 | 00/16-30-038-02W5/0 | ELLERSLIE | 65.50 | 1 | 0 | 845 | 0 | 68 | 19,859 | 50 | 2,608 | 462,072 | 1,084 | 05/91 | 11/12 |
| 4 | 00/01-31-038-02W5/0 | EDMONTON | 75.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 219,901 | 23 | 09/04 | 04/10 |
| 5 | 00/02-25-038-03W5/0 | VIKING | 46.50 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 10,005 | 47,239 | 3 | 02/83 | 12/85 |
| 6 | 00/02-25-038-03W5/2 | OSTRACOD | 46.50 | 1 | 0 | 976 | 0 | 0 | 11,887 | 25 | 0 | 733,222 | 2,391 | 01/89 | 11/12 |
| 7 | 02/02-25-038-03W5/2 | MANNVILLE | 72.83 | 1 | 0 | 1,441 | 1 | 0 | 21,474 | 1 | 0 | 595,634 | 548 | 12/07 | 11/12 |
| 8 | 00/14-32-038-03W5/0 | NISKU | 100.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 646 | 657 | 419 | 11/84 | 11/84 |
| 9 | 03/10-36-038-03W5/0 | EDMONTON | 0.84 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 128,565 | 0 | 05/05 | 05/10 |
| 10 | 00/13-36-038-03W5/0 | ELLERSLIE | 2.82 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 3,318 | 14,893 | 22 | 06/03 | 09/05 |
| 11 | 02/06-21-039-01W5/0 | VIKING | 75.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 20,392 | 55,690 | 15 | 01/85 | 06/90 |
| 12 | 02/06-21-039-01W5/2 | COLONY | 75.00 | 1 | 0 | 1,984 | 0 | 0 | 24,256 | 0 | 0 | 222,535 | 367 | 08/06 | 11/12 |
| | Medicine River | | | | 0 | 11,234 | 1 | 68 | 156,389 | 75 | 36,969 | 3,157,987 | 5,210 | | |
| | Total | | | | 0 | 11,234 | 1 | 68 | 156,389 | 75 | 36,969 | 3,157,987 | 5,210 | | |

## Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. M$/yr | Fixed Costs Ann. $/w/yr | Fixed Costs Mo. $/w/mo | Variable Oil Costs* Var.[1] $/bbl | Variable Oil Costs* Truck[3] $/bbl | Variable Oil Costs* Trans[3] Adj. $/bbl | Variable Gas Costs* Var.[1] $/Mcf | Variable Gas Costs* Gath.[2] $/Mcf | Variable Gas Costs* Cust[2] Proc. $/Mcf | Variable Gas Costs* Plant[2] Oper. $/Mcf | Variable Gas Costs* Trans[3] Adj. $/Mcf | GCA $/Mcf | Other NGL[3] Trans. $/bbl | Other Water Disp. $/bbl | Other Sulph[3] Trans. $/lt | Other Sulph Oper. $/Mcf | Other Aband Costs M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Medicine River | | | | | | | | | | | | | | | | | | | | |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | Gas | PDP | | | *8,300* | | | | 0.75 | | | | 0.14 | 0.62 | | | | | 20.60 |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | Gas | P+P | | | *8,300* | | | | 0.75 | | | | 0.14 | 0.62 | | | | | 20.60 |
| 00/16-30-038-02W5/0 | ELLERSLIE | Gas | PDP | | | 4,000 | | | | 1.99 | | | | 0.14 | 0.72 | | | | | 29.30 |
| 00/16-30-038-02W5/0 | ELLERSLIE | Gas | P+P | | | 4,000 | | | | 1.99 | | | | 0.14 | 0.72 | | | | | 29.30 |
| 00/02-25-038-03W5/2 | OSTRACOD | Gas | PDP | | | 1,800 | | | | 1.32 | | | | 0.14 | 0.62 | | | | | 29.30 |
| 00/02-25-038-03W5/2 | OSTRACOD | Gas | P+P | | | 1,800 | | | | 1.32 | | | | 0.14 | 0.62 | | | | | 29.30 |
| 02/02-25-038-03W5/2 | MANNVILLE | Gas | PDP | | | 1,700 | | | | 1.15 | | | | 0.14 | 0.62 | | | | | 29.30 |
| 02/02-25-038-03W5/2 | MANNVILLE | Gas | P+P | | | 1,700 | | | | 1.15 | | | | 0.14 | 0.62 | | | | | 29.30 |
| 02/02-25-038-03W5/3 | Belly River | Gas | Probable | | | 3,000 | | | | 0.80 | | | | 0.14 | 0.62 | | | | | 20.60 |
| 00/11-27-038-03W5/0 | LEDUC | Gas | Probable | | | 5,000 | | | | 2.50 | | | | 0.14 | 0.66 | | | | | 32.30 |
| 02/06-21-039-01W5/2 | COLONY | Gas | PDP | | | 2,200 | | | | 1.20 | | | | 0.14 | 0.66 | | | | | 21.70 |
| 02/06-21-039-01W5/2 | COLONY | Gas | P+P | | | 2,200 | | | | 1.20 | | | | 0.14 | 0.66 | | | | | 21.70 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CAPITAL COSTS
## ALL COSTS IN 2013 DOLLARS

Effective December 31, 2012 All Categories

| Location | Formation | Category | Date | Capital Type | Total Amount M$ | Committed Amount M$ | Comments |
|---|---|---|---|---|---|---|---|
| **Medicine River** | | | | | | | |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | PDP | 2013-07-01 | Gas Equip | 29.2 | 0.0 | Compressor Capital purchase |
| 02/05-30-038-02W5/0 | HORSESHOE CANYON | P+P | 2013-07-01 | Gas Equip | 29.2 | 0.0 | Compressor Capital purchase |
| 02/02-25-038-03W5/3 | Belly River | Probable | 2013-06-01 | Dev Compl | 125.0 | 125.0 | Complete Belly River |
| 02/02-25-038-03W5/3 | Belly River | Probable | 2013-06-01 | Dev Compl | 150.0 | 150.0 | Complete Edmonton |
| 02/02-25-038-03W5/3 | Belly River | Probable | 2013-06-01 | Gas Equip | 55.0 | 55.0 | Surface facilities |
| 00/11-27-038-03W5/0 | LEDUC | Probable | 2014-01-01 | Gas Equip | 850.0 | 0.0 | Install surface facilities and tie-in costs. |
| Medicine River Total | | | | | | | |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/05-30-038-02W5/0 | Formation: | BELLY RIVER |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | 2006-12-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2006-03-25 | Top Depth: | 4,174.2 ft KB |
| Kelly Bushing: | 3,119.8 ft SS | Total Depth: | 4,348.8 ft KB |
| Pool Name: | BASAL BELLY RIVER C | Midpoint Perf Depth: | 4,177.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 64.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 64.0 MMcf |
| Net Pay: | 6.89 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.155 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.450 Fraction | | | Z Factor: * | 0.9400 Fraction |
| Initial Pressure: | 453.4 psi | | | Surface Loss: | 0.11 Fraction |
| Initial Temp: | 105 F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0290 Fraction |

Volumetric Remarks:

Category Remarks: Shut-in September 2009.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2006-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,042 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments: Perfs: 1272.2-1274.5mKb.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0395 Molar Fraction |
| Propane | 0 bbl | 11.58 bbl/MMcf | 0.0097 Molar Fraction |
| Butane | 0 bbl | 6.74 bbl/MMcf | 0.0042 Molar Fraction |
| Pentane+ | 0 bbl | 7.86 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (9999 M$) 91.5% WI<br>APO: 1: 77.1634% WI | Crown | 4.5615% GORR |

Participant Remarks: Not expected to pay out
GORR is 15% on 27.6732% prod pd by Legend 100%, BPO

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | LEGEND ENERGY CANADA LTD. | | Medicine River |
| Province: | Alberta | | 00/05-30-038-02W5/0 |
| Field: | MEDICINE RIVER | | NRA |
| Pool: | BASAL BELLY RIVER C | | |
| Unit: | | | |
| Status: | SUSPENDED GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Acq
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 64,020 | Water Cum | (bbl) | 338 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 64,020 | Water Ult Rec | (bbl) | 338 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Performance | Est Cum Prod (Mcf) | 64,020 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.11 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | | Ult Recoverable (Mcf) | 64,020 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/05-30-038-02W5/0 | Formation: | HORSESHOE CANYON |
| Category | PDP | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2006-12-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2006-07-21 | Top Depth: | 1,514.1 ft KB |
| Kelly Bushing: | 3,118.1 ft SS | Total Depth: | 2,887.1 ft KB |
| Pool Name: | LOWER EDMONTON V | Midpoint Perf Depth: | 2,147.3 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 1,175.0 MMcf |
| Production Area: | 180 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 619.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 555.4 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 477.6 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.14 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0326 Fraction |

Volumetric Remarks:

Category Remarks: Reserves are for Upper and Lower zones.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2006-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 963 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 555,382.4 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2028-11-28 |
| Initial Rate: | 194 Mcf/day |
| Rate at Effective Date: | 194 Mcf/day |
| Final Rate: | 40 Mcf/day |
| Decline Exponent: | 0.100 |
| Min Effective Decline: | |
| Final Cum: | 1,175,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Acid gas royalty adjustment

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0026 Molar Fraction |
| Propane | 153 bbl | 0.32 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 143 bbl | 0.30 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 325 bbl | 0.68 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 91.5% WI | Crown | 4.5615% GORR |

Participant Remarks: GORR is 15% on 27.6732% prod pd by Legend 100%, non-conv

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | LEGEND ENERGY CANADA LTD. | | **Medicine River** |
| **Province:** | Alberta | | **02/05-30-038-02W5/0** |
| **Field:** | MEDICINE RIVER | | **PDP** |
| **Pool:** | LOWER EDMONTON V | | |
| **Unit:** | | | |
| **Status:** | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 619,618 | Water Cum | (bbl) | 0 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 555,382 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 1,175,000 | Water Ult Rec | (bbl) | 0 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 619,618 | 
| Forecast End (Tf) | 11/27/2028 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 555,382 |
| Initial Rate (qi) (Mcf/day) | 193.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.14 |
| Final Rate (qf) (Mcf/day) | 40.0 | Ult Recoverable (Mcf) | 1,175,000 | Gas Total Sales (Mcf) | 477,629 |

| | |
|---|---|
| Decline Exp | 0.100 |
| Initial Decline (De) | 10.2 |
| Reserve Life Index | 8.27 |
| Reserve Half Life | 5.07 |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Medicine River, Alberta
**Entity :** 02/05-30-038-02W5/0
**Formation :** HORSESHOE CANYON
Effective December 31, 2012

Interests: 91.5% WI

Lease Burden: 4.5615% GORR
Lessor: Crown

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 158 | 57,749.5 | 52,840.8 | 0.0 | 2.11 | 111,675 | | 0.0 | 0.00 | 24 | 24 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 142 | 51,924.3 | 47,510.7 | 0.0 | 2.11 | 100,410 | | 0.0 | 0.00 | 22 | 22 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 128 | 46,738.9 | 42,766.1 | 0.0 | 2.11 | 90,383 | | 0.0 | 0.00 | 20 | 20 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 115 | 42,227.0 | 38,637.7 | 0.0 | 2.11 | 81,658 | | 0.0 | 0.00 | 18 | 18 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 104 | 37,983.1 | 34,754.5 | 0.0 | 2.11 | 73,451 | | 0.0 | 0.00 | 16 | 16 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 94 | 34,300.3 | 31,384.8 | 0.0 | 2.11 | 66,329 | | 0.0 | 0.00 | 14 | 14 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 270,923.1 | 247,894.6 | 0.0 | 2.11 | 523,905 | | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 270,923.1 | 247,894.6 | 0.0 | 2.11 | 523,905 | | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 35.9 | 0.0 | 93.96 | 3,376.1 | 0.0 | 0.0 | 0.00 | 0.0 | 16.9 | 0.0 | 29.18 | 493.4 | 15.9 | 0.0 | 61.14 | 969.2 | 68.7 | 0.0 | 48.4 |
| 2014 | 32.3 | 0.0 | 93.96 | 3,035.5 | 0.0 | 0.0 | 0.00 | 0.0 | 15.2 | 0.0 | 29.18 | 443.6 | 14.3 | 0.0 | 61.14 | 871.4 | 61.8 | 0.0 | 43.5 |
| 2015 | 29.1 | 0.0 | 93.96 | 2,732.4 | 0.0 | 0.0 | 0.00 | 0.0 | 13.7 | 0.0 | 29.18 | 399.3 | 12.8 | 0.0 | 61.14 | 784.4 | 55.6 | 0.0 | 39.1 |
| 2016 | 26.3 | 0.0 | 93.96 | 2,468.6 | 0.0 | 0.0 | 0.00 | 0.0 | 12.4 | 0.0 | 29.18 | 360.8 | 11.6 | 0.0 | 61.14 | 708.7 | 50.2 | 0.0 | 35.4 |
| 2017 | 23.6 | 0.0 | 93.96 | 2,220.5 | 0.0 | 0.0 | 0.00 | 0.0 | 11.1 | 0.0 | 29.18 | 324.5 | 10.4 | 0.0 | 61.14 | 637.5 | 45.2 | 0.0 | 31.8 |
| 2018 | 21.3 | 0.0 | 93.96 | 2,005.2 | 0.0 | 0.0 | 0.00 | 0.0 | 10.0 | 0.0 | 29.18 | 293.0 | 9.4 | 0.0 | 61.14 | 575.6 | 40.8 | 0.0 | 28.7 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 168.6 | 0.0 | 93.96 | 15,838.3 | 0.0 | 0.0 | 0.00 | 0.0 | 79.3 | 0.0 | 29.18 | 2,314.6 | 74.4 | 0.0 | 61.14 | 4,546.8 | 322.3 | 0.0 | 226.8 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 168.6 | 0.0 | 93.96 | 15,838.3 | 0.0 | 0.0 | 0.00 | 0.0 | 79.3 | 0.0 | 29.18 | 2,314.6 | 74.4 | 0.0 | 61.14 | 4,546.8 | 322.3 | 0.0 | 226.8 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 116,513 | 5,242.6 | 0.0 | 3,820.4 | 0.0 | 8 | 107,451 | 0.0 | 0.0 | 64,782.0 | 39,630.6 | 0.0 | 104,412.6 | 0.0 | 3,038 | 26,734.5 | -23,697 | -23,697 | -23,062 |
| 2014 | 104,761 | 4,713.7 | 0.0 | 3,435.0 | 0.0 | 8 | 96,612 | 0.0 | 0.0 | 38,430.0 | 35,633.0 | 0.0 | 74,063.0 | 0.0 | 22,549 | 0.0 | 22,549 | -1,148 | 19,593 |
| 2015 | 94,299 | 4,243.0 | 0.0 | 3,092.0 | 0.0 | 8 | 86,964 | 0.0 | 0.0 | 38,430.0 | 32,074.6 | 0.0 | 70,504.6 | 0.0 | 16,459 | 0.0 | 16,459 | 15,312 | 13,007 |
| 2016 | 85,196 | 3,833.4 | 0.0 | 2,793.5 | 0.0 | 8 | 78,569 | 0.0 | 0.0 | 38,430.0 | 28,978.3 | 0.0 | 67,408.3 | 0.0 | 11,161 | 0.0 | 11,161 | 26,472 | 7,996 |
| 2017 | 76,633 | 3,448.1 | 0.0 | 2,512.7 | 0.0 | 8 | 70,672 | 0.0 | 0.0 | 38,430.0 | 26,065.9 | 0.0 | 64,495.9 | 0.0 | 6,177 | 0.0 | 6,177 | 32,649 | 4,023 |
| 2018 | 69,203 | 3,113.8 | 0.0 | 2,269.1 | 0.0 | 8 | 63,820 | 0.0 | 0.0 | 38,430.0 | 23,538.6 | 0.0 | 61,968.6 | 18,849.0 | -16,997 | 0.0 | -16,997 | 15,651 | -10,065 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 15,651 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 15,651 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 15,651 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 15,651 | 0 |
| Sub | 546,605 | 24,594.7 | 0.0 | 17,922.6 | 0.0 | 8 | 504,088 | 0.0 | 0.0 | 256,932.0 | 185,921.0 | 0.0 | 442,853.0 | 18,849.0 | 42,386 | 26,734.5 | 15,651 | 15,651 | 11,492 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 15,651 | 0 |
| Total | 546,605 | 24,594.7 | 0.0 | 17,922.6 | 0.0 | 8 | 504,088 | 0.0 | 0.0 | 256,932.0 | 185,921.0 | 0.0 | 442,853.0 | 18,849.0 | 42,386 | 26,734.5 | 15,651 | 15,651 | 11,492 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 2.6 |
| RLI (Principal Product) | 4.69 |
| Reserves Life | 6.00 |
| RLI (BOE) | 4.7 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 270,923 | 247,895 | 247,895 | 227,774 |
| Gas (bbl) | 45,154 | 41,316 | 41,316 | 37,962 |
| *NGL (bbl) | 168 | 154 | 154 | 114 |
| Cond (bbl) | 184 | 169 | 169 | 113 |
| Total (bbl) | 45,506 | 41,638 | 41,638 | 38,189 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 42,386 | 26,734.5 | 15,651 | 0.38 |
| 5 | 39,615 | 26,043.7 | 13,571 | 0.33 |
| 8 | 37,970 | 25,653.1 | 12,317 | 0.30 |
| 10 | 36,894 | 25,401.8 | 11,492 | 0.28 |
| 15 | 34,303 | 24,803.2 | 9,500 | 0.23 |
| 20 | 31,878 | 24,243.2 | 7,635 | 0.18 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 1,100.19 | 1,100.19 |
| Cost Of Reserves | $/BOE | 0.64 | 0.64 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 1.56 | 1.56 |
| Discounted Payout | (Yrs) | 1.73 | 1.73 |
| DCF Rate of Return | (%) | 47.0 | 47.0 |
| NPV/Undisc Invest | | 0.4 | 0.4 |
| NPV/Disc Invest | | 0.5 | 0.5 |
| NPV/DIS Cap Exposure | | 45.2 | 45.2 |
| NPV/BOEPD | (M$/boepd) | 0.5 | 0.5 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 25.31 | 25.31 | 25.31 | 25.31 |
| Prod (12 Mo Ave) | (BOEPD) | 24.30 | 24.30 | 24.30 | 24.30 |
| Price | ($/BOE) | 13.13 | 13.13 | 13.13 | 13.13 |
| Royalties | ($/BOE) | 1.02 | 1.02 | 1.02 | 1.02 |
| Operating Costs | ($/BOE) | 11.76 | 11.76 | 11.76 | 11.76 |
| NetBack | ($/BOE) | 0.34 | 0.34 | 0.34 | 0.34 |
| Recycle Ratio | (ratio) | 0.53 | 0.53 | 0.53 | 0.53 |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/05-30-038-02W5/0 | Formation: | HORSESHOE CANYON |
| Category | P+P | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2006-12-01 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 2006-07-21 | Top Depth: | 1,514.1 ft KB |
| Kelly Bushing: | 3,118.1 ft SS | Total Depth: | 2,887.1 ft KB |
| Pool Name: | LOWER EDMONTON V | Midpoint Perf Depth: | 2,147.3 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 1,340.0 MMcf |
| Production Area: | 220 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 619.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 720.4 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 619.5 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.14 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0326 Fraction |

Volumetric Remarks:

Category Remarks: Reserves are for Upper and Lower zones.

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2006-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 963 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 720,382.4 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2034-09-18 |
| Initial Rate: | 194 Mcf/day |
| Rate at Effective Date: | 194 Mcf/day |
| Final Rate: | 40 Mcf/day |
| Decline Exponent: | 0.350 |
| Min Effective Decline: | |
| Final Cum: | 1,340,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Acid gas royalty adjustment

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0026 Molar Fraction |
| Propane | 198 bbl | 0.32 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 186 bbl | 0.30 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 421 bbl | 0.68 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 91.5% WI | Crown | 4.5615% GORR |

Participant Remarks: GORR is 15% on 27.6732% prod pd by Legend 100%, non-conv

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **LEGEND ENERGY CANADA LTD.** | | **Medicine River** |
| **Province:** | **Alberta** | | **02/05-30-038-02W5/0** |
| **Field:** | **MEDICINE RIVER** | | **P+P** |
| **Pool:** | **LOWER EDMONTON V** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
2007
2008
2009
2010
2011
2012
2013
2014
2015
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
0
250,000
500,000
750,000
1,000,000
1,250,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 619,618 | Water Cum | (bbl) | 0 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 720,382 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 1,340,000 | Water Ult Rec | (bbl) | 0 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 619,618 | Decline Exp | 0.350 |
| Forecast End (Tf) | 09/17/2034 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 720,382 | Initial Decline (De) | 09.3 |
| Initial Rate (qi) (Mcf/day) | 193.2 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.14 | Reserve Life Index | 10.67 |
| Final Rate (qf) (Mcf/day) | 40.0 | Ult Recoverable (Mcf) | 1,340,000 | Gas Total Sales (Mcf) | 619,529 | Reserve Half Life | 6.82 |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta
Interests: 91.5% WI
Lease Burden: 4.5615% GORR

**Entity :** 02/05-30-038-02W5/0

**Formation :** HORSESHOE CANYON
Lessor: Crown

Effective December 31, 2012
Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 159 | 58,065.9 | 53,130.3 | 0.0 | 2.11 | 112,287 | 0.0 | 0.00 | 24 | 24 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 145 | 52,862.1 | 48,368.9 | 0.0 | 2.11 | 102,224 | 0.0 | 0.00 | 22 | 22 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 132 | 48,268.8 | 44,165.9 | 0.0 | 2.11 | 93,341 | 0.0 | 0.00 | 20 | 20 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 121 | 44,314.2 | 40,547.5 | 0.0 | 2.11 | 85,694 | 0.0 | 0.00 | 19 | 19 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 111 | 40,568.6 | 37,120.3 | 0.0 | 2.11 | 78,451 | 0.0 | 0.00 | 17 | 17 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 102 | 37,338.4 | 34,164.6 | 0.0 | 2.11 | 72,204 | 0.0 | 0.00 | 16 | 16 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 94 | 34,445.9 | 31,518.0 | 0.0 | 2.11 | 66,611 | 0.0 | 0.00 | 15 | 15 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 315,863.9 | 289,015.5 | 0.0 | 2.11 | 610,811 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 315,863.9 | 289,015.5 | 0.0 | 2.11 | 610,811 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 36.1 | 0.0 | 93.96 | 3,394.6 | 0.0 | 0.0 | 0.00 | 0.0 | 17.0 | 0.0 | 29.18 | 496.1 | 15.9 | 0.0 | 61.14 | 974.5 | 69.1 | 0.0 | 48.6 |
| 2014 | 32.9 | 0.0 | 93.96 | 3,090.4 | 0.0 | 0.0 | 0.00 | 0.0 | 15.5 | 0.0 | 29.18 | 451.6 | 14.5 | 0.0 | 61.14 | 887.2 | 62.9 | 0.0 | 44.3 |
| 2015 | 30.0 | 0.0 | 93.96 | 2,821.8 | 0.0 | 0.0 | 0.00 | 0.0 | 14.1 | 0.0 | 29.18 | 412.4 | 13.2 | 0.0 | 61.14 | 810.1 | 57.4 | 0.0 | 40.4 |
| 2016 | 27.6 | 0.0 | 93.96 | 2,590.6 | 0.0 | 0.0 | 0.00 | 0.0 | 13.0 | 0.0 | 29.18 | 378.6 | 12.2 | 0.0 | 61.14 | 743.7 | 52.7 | 0.0 | 37.1 |
| 2017 | 25.2 | 0.0 | 93.96 | 2,371.7 | 0.0 | 0.0 | 0.00 | 0.0 | 11.9 | 0.0 | 29.18 | 346.6 | 11.1 | 0.0 | 61.14 | 680.8 | 48.3 | 0.0 | 34.0 |
| 2018 | 23.2 | 0.0 | 93.96 | 2,182.8 | 0.0 | 0.0 | 0.00 | 0.0 | 10.9 | 0.0 | 29.18 | 319.0 | 10.2 | 0.0 | 61.14 | 626.6 | 44.4 | 0.0 | 31.3 |
| 2019 | 21.4 | 0.0 | 93.96 | 2,013.7 | 0.0 | 0.0 | 0.00 | 0.0 | 10.1 | 0.0 | 29.18 | 294.3 | 9.5 | 0.0 | 61.14 | 578.1 | 41.0 | 0.0 | 28.8 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 196.5 | 0.0 | 93.96 | 18,465.6 | 0.0 | 0.0 | 0.00 | 0.0 | 92.5 | 0.0 | 29.18 | 2,698.5 | 86.7 | 0.0 | 61.14 | 5,301.0 | 375.7 | 0.0 | 264.5 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 196.5 | 0.0 | 93.96 | 18,465.6 | 0.0 | 0.0 | 0.00 | 0.0 | 92.5 | 0.0 | 29.18 | 2,698.5 | 86.7 | 0.0 | 61.14 | 5,301.0 | 375.7 | 0.0 | 264.5 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 117,152 | 5,271.3 | 0.0 | 3,841.3 | 0.0 | 8 | 108,039 | 0.0 | 0.0 | 64,782.0 |
| 2014 | 106,653 | 4,798.9 | 0.0 | 3,497.0 | 0.0 | 8 | 98,357 | 0.0 | 0.0 | 38,430.0 |
| 2015 | 97,385 | 4,381.9 | 0.0 | 3,193.2 | 0.0 | 8 | 89,810 | 0.0 | 0.0 | 38,430.0 |
| 2016 | 89,407 | 4,022.9 | 0.0 | 2,931.6 | 0.0 | 8 | 82,452 | 0.0 | 0.0 | 38,430.0 |
| 2017 | 81,850 | 3,682.9 | 0.0 | 2,683.8 | 0.0 | 8 | 75,483 | 0.0 | 0.0 | 38,430.0 |
| 2018 | 75,333 | 3,389.6 | 0.0 | 2,470.1 | 0.0 | 8 | 69,473 | 0.0 | 0.0 | 38,430.0 |
| 2019 | 69,497 | 3,127.0 | 0.0 | 2,278.7 | 0.0 | 8 | 64,091 | 0.0 | 0.0 | 38,430.0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| Sub | 637,276 | 28,674.5 | 0.0 | 20,895.6 | 0.0 | 8 | 587,706 | 0.0 | 0.0 | 295,362.0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| Total | 637,276 | 28,674.5 | 0.0 | 20,895.6 | 0.0 | 8 | 587,706 | 0.0 | 0.0 | 295,362.0 |

| | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 39,847.7 | 0.0 | 104,629.7 | 0.0 | 3,409 | 26,734.5 | -23,325 | -23,325 | -22,713 |
| 2014 | 36,276.6 | 0.0 | 74,706.6 | 0.0 | 23,650 | 0.0 | 23,650 | 325 | 20,543 |
| 2015 | 33,124.5 | 0.0 | 71,554.5 | 0.0 | 18,256 | 0.0 | 18,256 | 18,581 | 14,420 |
| 2016 | 30,410.7 | 0.0 | 68,840.7 | 0.0 | 13,612 | 0.0 | 13,612 | 32,193 | 9,752 |
| 2017 | 27,840.2 | 0.0 | 66,270.2 | 0.0 | 9,213 | 0.0 | 9,213 | 41,406 | 6,001 |
| 2018 | 25,623.5 | 0.0 | 64,053.5 | 0.0 | 5,419 | 0.0 | 5,419 | 46,825 | 3,209 |
| 2019 | 23,638.5 | 0.0 | 62,068.5 | 18,849.0 | -16,826 | 0.0 | -16,826 | 29,999 | -9,059 |
| 2020 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 29,999 | 0 |
| 2021 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 29,999 | 0 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 29,999 | 0 |
| Sub | 216,761.6 | 0.0 | 512,123.6 | 18,849.0 | 56,734 | 26,734.5 | 29,999 | 29,999 | 22,153 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 29,999 | 0 |
| Total | 216,761.6 | 0.0 | 512,123.6 | 18,849.0 | 56,734 | 26,734.5 | 29,999 | 29,999 | 22,153 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 3.0 |
| RLI (Principal Product) | 5.44 |
| Reserves Life | 7.00 |
| RLI (BOE) | 5.4 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 315,864 | 289,016 | 289,016 | 265,557 |
| Gas (bbl) | 52,644 | 48,169 | 48,169 | 44,259 |
| *NGL (bbl) | 196 | 179 | 179 | 133 |
| Cond (bbl) | 215 | 197 | 197 | 132 |
| Total (bbl) | 53,055 | 48,545 | 48,545 | 44,524 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 56,734 | 26,734.5 | 29,999 | 0.62 |
| 5 | 51,976 | 26,043.7 | 25,932 | 0.53 |
| 8 | 49,278 | 25,653.1 | 23,625 | 0.49 |
| 10 | 47,555 | 25,401.8 | 22,153 | 0.46 |
| 15 | 43,524 | 24,803.2 | 18,721 | 0.39 |
| 20 | 39,886 | 24,243.2 | 15,643 | 0.32 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 1,094.20 | 1,094.20 |
| Cost Of Reserves | $/BOE | 0.55 | 0.55 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 1.48 | 1.48 |
| Discounted Payout | (Yrs) | 1.63 | 1.63 |
| DCF Rate of Return | (%) | 62.9 | 62.9 |
| NPV/Undisc Invest | | 0.8 | 0.8 |
| NPV/Disc Invest | | 0.9 | 0.9 |
| NPV/DIS Cap Exposure | | 87.2 | 87.2 |
| NPV/BOEPD | (M$/boepd) | 0.9 | 0.9 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 25.34 | 25.34 | 25.34 | 25.34 |
| Prod (12 Mo Ave) | (BOEPD) | 24.43 | 24.43 | 24.43 | 24.43 |
| Price | ($/BOE) | 13.13 | 13.13 | 13.13 | 13.13 |
| Royalties | ($/BOE) | 1.02 | 1.02 | 1.02 | 1.02 |
| Operating Costs | ($/BOE) | 11.72 | 11.72 | 11.72 | 11.72 |
| NetBack | ($/BOE) | 0.38 | 0.38 | 0.38 | 0.38 |
| Recycle Ratio | (ratio) | 0.69 | 0.69 | 0.69 | 0.69 |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/16-30-038-02W5/0 | Formation: | ELLERSLIE |
| Category | PDP | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2001-02-15 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1991-01-16 | Top Depth: | 7,006.2 ft KB |
| Kelly Bushing: | 3,234.6 ft SS | Total Depth: | 7,267.1 ft KB |
| Pool Name: | BASAL QUARTZ JJ | Midpoint Perf Depth: | 7,023.6 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 2.6 Mbbl | Ultimate Recoverable: | 525.0 MMcf |
| Production Area: | acre | Cumulative Production: | 2.6 Mbbl | Cumulative Production: | 464.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 61.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 45.7 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.25 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0322 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1991-05-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,068 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 60,986.9 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2016-04-30 |
| Initial Rate: | 62 Mcf/day |
| Rate at Effective Date: | 62 Mcf/day |
| Final Rate: | 40 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 525,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perfs: 2135.5-2138.5, 2139.5-2146mKb. Frac'd.
Acid gas royalty adjustment

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0865 Molar Fraction |
| Propane | 860 bbl | 18.80 bbl/MMcf | 0.0140 Molar Fraction |
| Butane | 467 bbl | 10.20 bbl/MMcf | 0.0025 Molar Fraction |
| Pentane+ | 782 bbl | 17.10 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (1 M$) 65.5% WI | Crown | 0.75% GORR |
| APO: 1: 63.269% WI | | |

Participant Remarks: Belly River to base Mannville
GORR is 10% on 30% prod pd on NE only
Well has paid out

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | LEGEND ENERGY CANADA LTD. | | Medicine River |
| **Province:** | Alberta | | 00/16-30-038-02W5/0 |
| **Field:** | MEDICINE RIVER | | PDP |
| **Pool:** | BASAL QUARTZ JJ | | |
| **Unit:** | | | |
| **Status:** | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Gas Qf
Acq
Eff
End Of Hist
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End of Hist
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 2,615 | Gas Cum | (Mcf) | 464,013 | Water Cum | (bbl) | 1,086 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 60,987 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 2,615 | Gas Ult Rec | (Mcf) | 525,000 | Water Ult Rec | (bbl) | 1,086 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 464,013 | Decline Exp | 0.000 |
| Forecast End (Tf) | 04/29/2016 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 60,987 | Initial Decline (De) | 12.3 |
| Initial Rate (qi) (Mcf/day) | 61.7 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.25 | Reserve Life Index | 2.88 |
| Final Rate (qf) (Mcf/day) | 40.0 | Ult Recoverable (Mcf) | 525,000 | Gas Total Sales (Mcf) | 45,740 | Reserve Half Life | 1.49 |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta
**Entity :** 00/16-30-038-02W5/0
**Formation :** ELLERSLIE
Effective December 31, 2012

Interests: BPO: (1 M$) 65.5% WI
APO: 1: 63.269% WI

Total Proved Developed Producing Reserves

Lease Burden: 0.75% GORR

Lessor: Crown

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19,191.5 | -19,192 | 0.0 | -19,192 | -19,192 | -19,117 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19,191.5 | -19,192 | 0.0 | -19,192 | -19,192 | -19,117 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19,191.5 | -19,192 | 0.0 | -19,192 | -19,192 | -19,117 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (19,192) | 0.0 | (19,192) | 0.00 |
| 5 | (19,153) | 0.0 | (19,153) | 0.00 |
| 8 | (19,131) | 0.0 | (19,131) | 0.00 |
| 10 | (19,117) | 0.0 | (19,117) | 0.00 |
| 15 | (19,082) | 0.0 | (19,082) | 0.00 |
| 20 | (19,048) | 0.0 | (19,048) | 0.00 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/16-30-038-02W5/0 | Formation: | ELLERSLIE |
| Category | P+P | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2001-02-15 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1991-01-16 | Top Depth: | 7,006.2 ft KB |
| Kelly Bushing: | 3,234.6 ft SS | Total Depth: | 7,267.1 ft KB |
| Pool Name: | BASAL QUARTZ JJ | Midpoint Perf Depth: | 7,023.6 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 2.6 Mbbl | Ultimate Recoverable: | 555.0 MMcf |
| Production Area: | acre | Cumulative Production: | 2.6 Mbbl | Cumulative Production: | 464.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 91.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 68.2 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.25 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0322 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1991-05-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,068 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 90,986.9 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2017-12-19 |
| Initial Rate: | 62 Mcf/day |
| Rate at Effective Date: | 62 Mcf/day |
| Final Rate: | 40 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 555,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perfs: 2135.5-2138.5, 2139.5-2146mKb. Frac'd.
Acid gas royalty adjustment

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0865 Molar Fraction |
| Propane | 1,283 bbl | 18.80 bbl/MMcf | 0.0140 Molar Fraction |
| Butane | 696 bbl | 10.20 bbl/MMcf | 0.0025 Molar Fraction |
| Pentane+ | 1,167 bbl | 17.10 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (1 M$) 65.5% WI | Crown | 0.75% GORR |
| APO: 1: 63.269% WI | | |

Participant Remarks: Belly River to base Mannville
GORR is 10% on 30% prod pd on NE only
Well has paid out

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | |
|---|---|
| **Operator:** | LEGEND ENERGY CANADA LTD. |
| **Province:** | Alberta |
| **Field:** | MEDICINE RIVER |
| **Pool:** | BASAL QUARTZ JJ |
| **Unit:** | |
| **Status:** | FLOWING GAS |

**Medicine River**
**00/16-30-038-02W5/0**
**P+P**


Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)


Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 2,615 | Gas Cum | (Mcf) | 464,013 | Water Cum | (bbl) | 1,086 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 90,987 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 2,615 | Gas Ult Rec | (Mcf) | 555,000 | Water Ult Rec | (bbl) | 1,086 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 464,013 | Decline Exp | 0.000 |
| Forecast End (Tf) | 12/18/2017 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 90,987 | Initial Decline (De) | 08.5 |
| Initial Rate (qi) (Mcf/day) | 61.8 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.25 | Reserve Life Index | 4.2 |
| Final Rate (qf) (Mcf/day) | 40.0 | Ult Recoverable (Mcf) | 555,000 | Gas Total Sales (Mcf) | 68,240 | Reserve Half Life | 2.22 |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta
**Entity :** 00/16-30-038-02W5/0
**Formation :** ELLERSLIE
Effective December 31, 2012

Interests: BPO: (1 M$) 65.5% WI
APO: 1: 63.269% WI

Lease Burden: 0.75% GORR
Lessor: Crown

Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19,191.5 | -19,192 | 0.0 | -19,192 | -19,192 | -19,117 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19,191.5 | -19,192 | 0.0 | -19,192 | -19,192 | -19,117 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,192 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 19,191.5 | -19,192 | 0.0 | -19,192 | -19,192 | -19,117 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (19,192) | 0.0 | (19,192) | 0.00 |
| 5 | (19,153) | 0.0 | (19,153) | 0.00 |
| 8 | (19,131) | 0.0 | (19,131) | 0.00 |
| 10 | (19,117) | 0.0 | (19,117) | 0.00 |
| 15 | (19,082) | 0.0 | (19,082) | 0.00 |
| 20 | (19,048) | 0.0 | (19,048) | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/16-30-038-02W5/0 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | ABANDONED | Current Status Date: | 2003-12-31 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-12-31 | Top Depth: | ft KB |
| Kelly Bushing: | 3,190.3 ft SS | Total Depth: | 1,902.9 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 63.27% WI | Crown | |

Participant Remarks:

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/01-31-038-02W5/0 | Formation: | EDMONTON |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | 2010-08-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2004-07-03 | Top Depth: | 1,653.5 ft KB |
| Kelly Bushing: | 3,231.0 ft SS | Total Depth: | 1,893.0 ft KB |
| Pool Name: | CMG MFP9526 EDMONTON, LWR | Midpoint Perf Depth: | 1,660.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 219.9 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 219.9 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.08 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0326 Fraction |

Volumetric Remarks:

Category Remarks: Shut-in April 2010.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2004-09-14 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 983 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0026 Molar Fraction |
| Propane | 0 bbl | 11.50 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 0 bbl | 6.80 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 0 bbl | 1.50 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 75% WI | Freehold 18% Manual | |

Participant Remarks: Pooled interest - no rights to SW/4

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | LEGEND ENERGY CANADA LTD. | | Medicine River |
| Province: | Alberta | | 00/01-31-038-02W5/0 |
| Field: | MEDICINE RIVER | | NRA |
| Pool: | CMG MFP9526 EDMONTON, LWR EDMONTON, GLAU | | |
| Unit: | | | |
| Status: | SUSPENDED GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
1E6
100000
10000
1000
100
10
1
2005
2006
2007
2008
2009
2010
2011
2012
2013
End Of Hist
Acq
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
400
320
240
160
80
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,00
Eff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 219,901 | Water Cum | (bbl) | 23 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 219,901 | Water Ult Rec | (bbl) | 23 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Performance | Est Cum Prod (Mcf) | 219,901 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.08 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable | (Mcf) | 219,901 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:52 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | ENERPLUS RESOURCES CORPORATION |
| Location: | 00/02-25-038-03W5/0 | Formation: | VIKING |
| Category | NRA | Calculation Type: | Performance |
| Type: | Oil | Class: | Light |
| Current Status: | ABANDONED OIL | Current Status Date: | 1989-09-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1982-12-07 | Top Depth: | 6,202.4 ft KB |
| Kelly Bushing: | 3,046.9 ft SS | Total Depth: | 7,381.9 ft KB |
| Pool Name: | CMG POOL 002 - VIKING A,O,S | Midpoint Perf Depth: | 6,207.3 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 10.0 Mbbl | Ultimate Recoverable: | 47.2 MMcf |
| Production Area: | acre | Cumulative Production: | 10.0 Mbbl | Cumulative Production: | 47.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0070 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1983-02-08 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 46.5% WI | Freehold 20% Manual | |

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | ENERPLUS RESOURCES CORPORATION | | Medicine River |
| Province: | Alberta | | 00/02-25-038-03W5/0 |
| Field: | SYLVAN LAKE | | NRA |
| Pool: | CMG POOL 002 - VIKING A,O,S | | |
| Unit: | | | |
| Status: | ABANDONED OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1984
1985
1986
1987
1988
1989
1990
1991
1992
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 10,005 | Gas Cum | (Mcf) | 47,239 | Water Cum | (bbl) | 3 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 10,005 | Gas Ult Rec | (Mcf) | 47,239 | Water Ult Rec | (bbl) | 3 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Performance | Est Cum Prod (bbl) | 10,005 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 10,005 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | NAL RESOURCES LIMITED |
| Location: | 00/02-25-038-03W5/2 | Formation: | OSTRACOD |
| Category | PDP | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1989-09-15 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1982-12-07 | Top Depth: | 6,929.5 ft KB |
| Kelly Bushing: | 3,046.9 ft SS | Total Depth: | 7,381.9 ft KB |
| Pool Name: | LOWER MANNVILLE M | Midpoint Perf Depth: | 6,942.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 760.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 734.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 25.8 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 22.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0066 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1989-01-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,079 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 25,844.2 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2015-10-28 |
| Initial Rate: | 31 Mcf/day |
| Rate at Effective Date: | 31 Mcf/day |
| Final Rate: | 20 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 760,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0571 Molar Fraction |
| Propane | 648 bbl | 29.50 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 360 bbl | 16.40 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 503 bbl | 22.90 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 46.5% WI | Freehold 20% Manual | 2.682% GORR |

Participant Remarks: NG from top to base of Basal Quartz

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **NAL RESOURCES LIMITED** | | **Medicine River** |
| **Province:** | **Alberta** | | **00/02-25-038-03W5/2** |
| **Field:** | **SYLVAN LAKE** | | **PDP** |
| **Pool:** | **LOWER MANNVILLE M** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 734,156 | Water Cum | (bbl) | 2,391 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 25,844 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 5,246 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 760,000 | Water Ult Rec | (bbl) | 2,391 | FCond Ult Rec | (bbl) | 5,246 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 734,156 | Decline Exp | 0.000 |
| Forecast End (Tf) | 10/27/2015 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 25,844 | Initial Decline (De) | 14.4 |
| Initial Rate (qi) (Mcf/day) | 30.8 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.15 | Reserve Life Index | 2.47 |
| Final Rate (qf) (Mcf/day) | 20.0 | Ult Recoverable (Mcf) | 760,000 | Gas Total Sales (Mcf) | 21,968 | Reserve Half Life | 1.27 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta
**Entity :** 00/02-25-038-03W5/2
**Formation :** OSTRACOD
Effective December 31, 2012

Interests: 46.5% WI

Total Proved Developed Producing Reserves

Lease Burden: 2.682% GORR

Lessor: Freehold 20% Manual

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 24 | 8,907.9 | 4,142.2 | 0.0 | 2.38 | 9,879 | 0.0 | 0.00 | 3 | 3 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 21 | 7,626.2 | 3,546.2 | 0.0 | 2.38 | 8,457 | 0.0 | 0.00 | 2 | 2 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 15 | 5,433.5 | 2,526.6 | 0.0 | 2.38 | 6,025 | 0.0 | 0.00 | 2 | 2 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 21,967.5 | 10,214.9 | 0.0 | 2.38 | 24,361 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 21,967.5 | 10,214.9 | 0.0 | 2.38 | 24,361 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 94.9 | 0.0 | 93.96 | 8,912.5 | 0.0 | 0.0 | 0.00 | 0.0 | 122.2 | 0.0 | 29.18 | 3,565.3 | 67.9 | 0.0 | 61.14 | 4,153.3 | 285.0 | 0.0 | 220.3 |
| 2014 | 81.2 | 0.0 | 93.96 | 7,630.1 | 0.0 | 0.0 | 0.00 | 0.0 | 104.6 | 0.0 | 29.18 | 3,052.3 | 58.2 | 0.0 | 61.14 | 3,555.7 | 244.0 | 0.0 | 188.6 |
| 2015 | 57.9 | 0.0 | 93.96 | 5,436.2 | 0.0 | 0.0 | 0.00 | 0.0 | 74.5 | 0.0 | 29.18 | 2,174.7 | 41.4 | 0.0 | 61.14 | 2,533.3 | 173.8 | 0.0 | 134.4 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 233.9 | 0.0 | 93.96 | 21,978.7 | 0.0 | 0.0 | 0.00 | 0.0 | 301.3 | 0.0 | 29.18 | 8,792.4 | 167.5 | 0.0 | 61.14 | 10,242.2 | 702.8 | 0.0 | 543.4 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 233.9 | 0.0 | 93.96 | 21,978.7 | 0.0 | 0.0 | 0.00 | 0.0 | 301.3 | 0.0 | 29.18 | 8,792.4 | 167.5 | 0.0 | 61.14 | 10,242.2 | 702.8 | 0.0 | 543.4 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 26,510 | 0.0 | 4,788.3 | 642.1 | 352.2 | 22 | 20,727 | 0.0 | 0.0 | 10,044.0 | 5,467.7 | 0.0 | 15,511.7 | 0.0 | 5,215 | 0.0 | 5,215 | 5,215 | 4,991 |
| 2014 | 22,695 | 0.0 | 4,099.3 | 549.7 | 287.9 | 22 | 17,758 | 0.0 | 0.0 | 10,044.0 | 4,680.9 | 0.0 | 14,724.9 | 0.0 | 3,033 | 0.0 | 3,033 | 8,249 | 2,643 |
| 2015 | 16,170 | 0.0 | 2,920.7 | 391.7 | 197.4 | 22 | 12,660 | 0.0 | 0.0 | 8,262.0 | 3,335.1 | 0.0 | 11,597.1 | 13,624.5 | -12,562 | 0.0 | -12,562 | -4,313 | -9,596 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -4,313 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -4,313 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -4,313 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -4,313 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -4,313 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -4,313 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -4,313 | 0 |
| Sub | 65,374 | 0.0 | 11,808.2 | 1,583.5 | 837.5 | 22 | 51,145 | 0.0 | 0.0 | 28,350.0 | 13,483.7 | 0.0 | 41,833.7 | 13,624.5 | -4,313 | 0.0 | -4,313 | -4,313 | -1,963 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -4,313 | 0 |
| Total | 65,374 | 0.0 | 11,808.2 | 1,583.5 | 837.5 | 22 | 51,145 | 0.0 | 0.0 | 28,350.0 | 13,483.7 | 0.0 | 41,833.7 | 13,624.5 | -4,313 | 0.0 | -4,313 | -4,313 | -1,963 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 1.3 |
| RLI (Principal Product) | 2.47 |
| Reserves Life | 2.83 |
| RLI (BOE) | 2.5 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 21,968 | 10,215 | 10,215 | 7,898 |
| Gas (bbl) | 3,661 | 1,702 | 1,702 | 1,316 |
| *NGL (bbl) | 1,008 | 469 | 469 | 363 |
| Cond (bbl) | 503 | 234 | 234 | 181 |
| Total (bbl) | 5,173 | 2,405 | 2,405 | 1,860 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (4,313) | 0.0 | (4,313) | (1.79) |
| 5 | (3,019) | 0.0 | (3,019) | (1.26) |
| 8 | (2,360) | 0.0 | (2,360) | (0.98) |
| 10 | (1,963) | 0.0 | (1,963) | (0.82) |
| 15 | (1,094) | 0.0 | (1,094) | (0.45) |
| 20 | (374) | 0.0 | (374) | (0.16) |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | -0.7 | -0.7 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 2.83 | 2.83 | 2.83 | 2.83 |
| Prod (12 Mo Ave) | (BOEPD) | 2.67 | 2.67 | 2.67 | 2.67 |
| Price | ($/BOE) | 27.18 | 27.18 | 27.18 | 27.18 |
| Royalties | ($/BOE) | 5.93 | 5.93 | 5.93 | 5.93 |
| Operating Costs | ($/BOE) | 15.90 | 15.90 | 15.90 | 15.90 |
| NetBack | ($/BOE) | 5.35 | 5.35 | 5.35 | 5.35 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | NAL RESOURCES LIMITED |
| Location: | 00/02-25-038-03W5/2 | Formation: | OSTRACOD |
| Category | P+P | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1989-09-15 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1982-12-07 | Top Depth: | 6,929.5 ft KB |
| Kelly Bushing: | 3,046.9 ft SS | Total Depth: | 7,381.9 ft KB |
| Pool Name: | LOWER MANNVILLE M | Midpoint Perf Depth: | 6,942.6 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 775.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 734.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 40.8 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 34.7 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0066 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1989-01-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,079 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 40,844.2 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2017-06-17 |
| Initial Rate: | 31 Mcf/day |
| Rate at Effective Date: | 31 Mcf/day |
| Final Rate: | 20 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 775,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0571 Molar Fraction |
| Propane | 1,024 bbl | 29.50 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 569 bbl | 16.40 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 795 bbl | 22.90 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 46.5% WI | Freehold 20% Manual | 2.682% GORR |

Participant Remarks: NG from top to base of Basal Quartz

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | NAL RESOURCES LIMITED | | Medicine River |
| Province: | Alberta | | 00/02-25-038-03W5/2 |
| Field: | SYLVAN LAKE | | P+P |
| Pool: | LOWER MANNVILLE M | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 734,156 | Water Cum | (bbl) | 2,391 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 40,844 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 5,246 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 775,000 | Water Ult Rec | (bbl) | 2,391 | FCond Ult Rec | (bbl) | 5,246 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 734,156 | Decline Exp | 0.000 |
| Forecast End (Tf) | 06/16/2017 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 40,844 | Initial Decline (De) | 09.4 |
| Initial Rate (qi) (Mcf/day) | 30.9 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.15 | Reserve Life Index | 3.79 |
| Final Rate (qf) (Mcf/day) | 20.0 | Ult Recoverable (Mcf) | 775,000 | Gas Total Sales (Mcf) | 34,718 | Reserve Half Life | 1.99 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta | Interests: 46.5% WI | Lease Burden: 2.682% GORR

**Entity :** 00/02-25-038-03W5/2

**Formation :** OSTRACOD | Lessor: Freehold 20% Manual

Effective December 31, 2012 | Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 25 | 9,160.2 | 4,259.5 | 0.0 | 2.38 | 10,158 | 0.0 | 0.00 | 3 | 3 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 23 | 8,302.5 | 3,860.7 | 0.0 | 2.38 | 9,207 | 0.0 | 0.00 | 2 | 2 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 21 | 7,525.2 | 3,499.2 | 0.0 | 2.38 | 8,345 | 0.0 | 0.00 | 2 | 2 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 19 | 6,838.5 | 3,179.9 | 0.0 | 2.38 | 7,584 | 0.0 | 0.00 | 2 | 2 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 8 | 2,891.1 | 1,344.4 | 0.0 | 2.38 | 3,206 | 0.0 | 0.00 | 1 | 1 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 34,717.5 | 16,143.7 | 0.0 | 2.38 | 38,500 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 34,717.5 | 16,143.7 | 0.0 | 2.38 | 38,500 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 97.5 | 0.0 | 93.96 | 9,164.8 | 0.0 | 0.0 | 0.00 | 0.0 | 125.7 | 0.0 | 29.18 | 3,666.3 | 69.9 | 0.0 | 61.14 | 4,270.9 | 293.1 | 0.0 | 226.6 |
| 2014 | 88.4 | 0.0 | 93.96 | 8,306.8 | 0.0 | 0.0 | 0.00 | 0.0 | 113.9 | 0.0 | 29.18 | 3,323.0 | 63.3 | 0.0 | 61.14 | 3,871.0 | 265.6 | 0.0 | 205.4 |
| 2015 | 80.1 | 0.0 | 93.96 | 7,529.1 | 0.0 | 0.0 | 0.00 | 0.0 | 103.2 | 0.0 | 29.18 | 3,011.9 | 57.4 | 0.0 | 61.14 | 3,508.6 | 240.7 | 0.0 | 186.1 |
| 2016 | 72.8 | 0.0 | 93.96 | 6,842.0 | 0.0 | 0.0 | 0.00 | 0.0 | 93.8 | 0.0 | 29.18 | 2,737.1 | 52.2 | 0.0 | 61.14 | 3,188.4 | 218.8 | 0.0 | 169.2 |
| 2017 | 30.8 | 0.0 | 93.96 | 2,892.6 | 0.0 | 0.0 | 0.00 | 0.0 | 39.7 | 0.0 | 29.18 | 1,157.2 | 22.0 | 0.0 | 61.14 | 1,348.0 | 92.5 | 0.0 | 71.5 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 369.7 | 0.0 | 93.96 | 34,735.3 | 0.0 | 0.0 | 0.00 | 0.0 | 476.2 | 0.0 | 29.18 | 13,895.5 | 264.8 | 0.0 | 61.14 | 16,186.9 | 1,110.7 | 0.0 | 858.8 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 369.7 | 0.0 | 93.96 | 34,735.3 | 0.0 | 0.0 | 0.00 | 0.0 | 476.2 | 0.0 | 29.18 | 13,895.5 | 264.8 | 0.0 | 61.14 | 16,186.9 | 1,110.7 | 0.0 | 858.8 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 27,260 | 0.0 | 4,923.9 | 660.3 | 365.3 | 22 | 21,311 | 0.0 | 0.0 | 10,044.0 | 5,622.5 | 0.0 | 15,666.5 | 0.0 | 5,644 | 0.0 | 5,644 | 5,644 | 5,394 |
| 2014 | 24,708 | 0.0 | 4,462.9 | 598.5 | 321.2 | 22 | 19,326 | 0.0 | 0.0 | 10,044.0 | 5,096.1 | 0.0 | 15,140.1 | 0.0 | 4,185 | 0.0 | 4,185 | 9,830 | 3,638 |
| 2015 | 22,395 | 0.0 | 4,045.1 | 542.4 | 282.9 | 22 | 17,524 | 0.0 | 0.0 | 10,044.0 | 4,619.0 | 0.0 | 14,663.0 | 0.0 | 2,861 | 0.0 | 2,861 | 12,691 | 2,262 |
| 2016 | 20,351 | 0.0 | 3,675.9 | 492.9 | 250.3 | 22 | 15,932 | 0.0 | 0.0 | 10,044.0 | 4,197.5 | 0.0 | 14,241.5 | 0.0 | 1,690 | 0.0 | 1,690 | 14,381 | 1,211 |
| 2017 | 8,604 | 0.0 | 1,554.1 | 208.4 | 103.9 | 22 | 6,737 | 0.0 | 0.0 | 4,631.4 | 1,774.6 | 0.0 | 6,406.0 | 13,624.5 | -13,293 | 0.0 | -13,293 | 1,089 | -8,658 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,089 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,089 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,089 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,089 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,089 | 0 |
| Sub | 103,318 | 0.0 | 18,661.8 | 2,502.5 | 1,323.6 | 22 | 80,830 | 0.0 | 0.0 | 44,807.4 | 21,309.6 | 0.0 | 66,117.0 | 13,624.5 | 1,089 | 0.0 | 1,089 | 1,089 | 3,847 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,089 | 0 |
| Total | 103,318 | 0.0 | 18,661.8 | 2,502.5 | 1,323.6 | 22 | 80,830 | 0.0 | 0.0 | 44,807.4 | 21,309.6 | 0.0 | 66,117.0 | 13,624.5 | 1,089 | 0.0 | 1,089 | 1,089 | 3,847 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.0 |
| RLI (Principal Product) | 3.79 |
| Reserves Life | 5.00 |
| RLI (BOE) | 3.8 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 34,718 | 16,144 | 16,144 | 12,482 |
| Gas (bbl) | 5,786 | 2,691 | 2,691 | 2,080 |
| *NGL (bbl) | 1,594 | 741 | 741 | 573 |
| Cond (bbl) | 795 | 370 | 370 | 286 |
| Total (bbl) | 8,175 | 3,801 | 3,801 | 2,939 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 1,089 | 0.0 | 1,089 | 0.29 |
| 5 | 2,698 | 0.0 | 2,698 | 0.71 |
| 8 | 3,433 | 0.0 | 3,433 | 0.90 |
| 10 | 3,847 | 0.0 | 3,847 | 1.01 |
| 15 | 4,666 | 0.0 | 4,666 | 1.23 |
| 20 | 5,247 | 0.0 | 5,247 | 1.38 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked | |
|---|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 1.4 | | 1.4 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 2.85 | 2.85 | 2.85 | 2.85 |
| Prod (12 Mo Ave) | (BOEPD) | 2.75 | 2.75 | 2.75 | 2.75 |
| Price | ($/BOE) | 27.18 | 27.18 | 27.18 | 27.18 |
| Royalties | ($/BOE) | 5.93 | 5.93 | 5.93 | 5.93 |
| Operating Costs | ($/BOE) | 15.62 | 15.62 | 15.62 | 15.62 |
| NetBack | ($/BOE) | 5.63 | 5.63 | 5.63 | 5.63 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/02-25-038-03W5/0 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | DRILLED AND CASED | Current Status Date: | 2007-11-27 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2007-11-28 | Top Depth: | ft KB |
| Kelly Bushing: | 3,047.9 ft SS | Total Depth: | 7,021.0 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 72.8349% WI | Freehold 20% Manual | |

Participant Remarks:

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/02-25-038-03W5/2 | Formation: | MANNVILLE |
| Category | PDP | Calculation Type: | Vol/Perf |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2007-12-27 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2007-11-28 | Top Depth: | 6,345.1 ft KB |
| Kelly Bushing: | 3,047.9 ft SS | Total Depth: | 7,021.0 ft KB |
| Pool Name: | UPPER MANNVILLE J | Midpoint Perf Depth: | 6,351.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 803.3 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.7550 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 606.5 MMcf |
| Production Area: | 320 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 596.8 MMcf |
| Net Pay: | 4.59 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 9.7 MMcf |
| Reservoir Volume: | 1,469.8 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 8.3 MMcf |
| Porosity: | 0.135 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.300 Fraction | | | Z Factor: * | 0.8518 Fraction |
| Initial Pressure: | 1,940.6 psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | 149 F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0066 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2007-12-27 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,048 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 9,711.3 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2013-11-27 |
| Initial Rate: | 40 Mcf/day |
| Rate at Effective Date: | 40 Mcf/day |
| Final Rate: | 21 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 606,510.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0571 Molar Fraction |
| Propane | 225 bbl | 27.30 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 123 bbl | 14.90 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 54 bbl | 6.50 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 72.8349% WI | Freehold 20% Manual | 2.682% GORR |

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | LEGEND ENERGY CANADA LTD. | | Medicine River |
| Province: | Alberta | | 02/02-25-038-03W5/2 |
| Field: | SYLVAN LAKE | | PDP |
| Pool: | UPPER MANNVILLE J | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Vol Gas
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Vol Gas
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 596,799 | Water Cum | (bbl) | 549 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 9,711 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 681 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 606,510 | Water Ult Rec | (bbl) | 549 | FCond Ult Rec | (bbl) | 681 |

| | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Vol/Perf | Est Cum Prod (Mcf) | 596,799 | Decline Exp | 0.000 |
| Forecast End (Tf) | 11/26/2013 | OVIP (Volumetric) (Mcf) | 803,325 | Remaining Rec (Mcf) | 9,711 | Initial Decline (De) | 51.1 |
| Initial Rate (qi) (Mcf/day) | 38.8 | Rec Factor (Volumetric) | 0.755 | Gas Surface Loss | 0.15 | Reserve Life Index | 1.0 |
| Final Rate (qf) (Mcf/day) | 21.0 | Ult Recoverable (Mcf) | 606,510 | Gas Total Sales (Mcf) | 8,255 | Reserve Half Life | 0.39 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta
**Entity :** 02/02-25-038-03W5/2
**Formation :** MANNVILLE
Effective December 31, 2012

Interests: 72.8349% WI
Lease Burden: 2.682% GORR
Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 16 | 5,900.1 | 4,297.3 | 0.0 | 2.31 | 9,937 | 0.0 | 0.00 | 3 | 3 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 5,900.1 | 4,297.3 | 0.0 | 2.31 | 9,937 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 5,900.1 | 4,297.3 | 0.0 | 2.31 | 9,937 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 27.9 | 0.0 | 93.96 | 2,624.5 | 0.0 | 0.0 | 0.00 | 0.0 | 117.3 | 0.0 | 29.18 | 3,423.0 | 64.0 | 0.0 | 61.14 | 3,914.7 | 209.3 | 0.0 | 161.8 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 27.9 | 0.0 | 93.96 | 2,624.5 | 0.0 | 0.0 | 0.00 | 0.0 | 117.3 | 0.0 | 29.18 | 3,423.0 | 64.0 | 0.0 | 61.14 | 3,914.7 | 209.3 | 0.0 | 161.8 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 27.9 | 0.0 | 93.96 | 2,624.5 | 0.0 | 0.0 | 0.00 | 0.0 | 117.3 | 0.0 | 29.18 | 3,423.0 | 64.0 | 0.0 | 61.14 | 3,914.7 | 209.3 | 0.0 | 161.8 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 19,899 | 0.0 | 3,446.9 | 462.2 | 265.7 | 21 | 15,724 | 0.0 | 0.0 | 8,667.4 | 4,941.9 | 0.0 | 13,609.3 | 21,340.6 | -19,226 | 0.0 | -19,226 | -19,226 | -18,201 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| Sub | 19,899 | 0.0 | 3,446.9 | 462.2 | 265.7 | 21 | 15,724 | 0.0 | 0.0 | 8,667.4 | 4,941.9 | 0.0 | 13,609.3 | 21,340.6 | -19,226 | 0.0 | -19,226 | -19,226 | -18,201 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -19,226 | 0 |
| Total | 19,899 | 0.0 | 3,446.9 | 462.2 | 265.7 | 21 | 15,724 | 0.0 | 0.0 | 8,667.4 | 4,941.9 | 0.0 | 13,609.3 | 21,340.6 | -19,226 | 0.0 | -19,226 | -19,226 | -18,201 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.3 |
| RLI (Principal Product) | 1.00 |
| Reserves Life | 0.58 |
| RLI (BOE) | 1.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 5,900 | 4,297 | 4,297 | 3,323 |
| Gas (bbl) | 983 | 716 | 716 | 554 |
| *NGL (bbl) | 249 | 181 | 181 | 140 |
| Cond (bbl) | 38 | 28 | 28 | 22 |
| Total (bbl) | 1,271 | 925 | 925 | 716 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (19,226) | 0.0 | (19,226) | (20.77) |
| 5 | (18,695) | 0.0 | (18,695) | (20.20) |
| 8 | (18,394) | 0.0 | (18,394) | (19.88) |
| 10 | (18,201) | 0.0 | (18,201) | (19.67) |
| 15 | (17,741) | 0.0 | (17,741) | (19.17) |
| 20 | (17,311) | 0.0 | (17,311) | (18.70) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | -7.2 | -7.2 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 4.89 | 4.89 | 4.89 | 4.89 |
| Prod (12 Mo Ave) | (BOEPD) | 2.53 | 2.53 | 2.53 | 2.53 |
| Price | ($/BOE) | 21.50 | 21.50 | 21.50 | 21.50 |
| Royalties | ($/BOE) | 4.51 | 4.51 | 4.51 | 4.51 |
| Operating Costs | ($/BOE) | 14.70 | 14.70 | 14.70 | 14.70 |
| NetBack | ($/BOE) | 2.29 | 2.29 | 2.29 | 2.29 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/02-25-038-03W5/2 | Formation: | MANNVILLE |
| Category | P+P | Calculation Type: | Vol/Perf |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2007-12-27 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 2007-11-28 | Top Depth: | 6,345.1 ft KB |
| Kelly Bushing: | 3,047.9 ft SS | Total Depth: | 7,021.0 ft KB |
| Pool Name: | UPPER MANNVILLE J | Midpoint Perf Depth: | 6,351.0 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 803.3 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.7650 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 614.5 MMcf |
| Production Area: | 320 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 596.8 MMcf |
| Net Pay: | 4.59 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 17.7 MMcf |
| Reservoir Volume: | 1,469.8 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 15.1 MMcf |
| Porosity: | 0.135 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.300 Fraction | | | Z Factor: * | 0.8518 Fraction |
| Initial Pressure: | 1,940.6 psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | 149 F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0066 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2007-12-27 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,048 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 17,744.3 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2014-09-15 |
| Initial Rate: | 40 Mcf/day |
| Rate at Effective Date: | 40 Mcf/day |
| Final Rate: | 20 Mcf/day |
| Decline Exponent: | 0.250 |
| Min Effective Decline: | |
| Final Cum: | 614,543.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0571 Molar Fraction |
| Propane | 412 bbl | 27.30 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 225 bbl | 14.90 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 98 bbl | 6.50 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01

Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 72.8349% WI | Freehold 20% Manual | 2.682% GORR |

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | LEGEND ENERGY CANADA LTD. | | Medicine River |
| Province: | Alberta | | 02/02-25-038-03W5/2 |
| Field: | SYLVAN LAKE | | P+P |
| Pool: | UPPER MANNVILLE J | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Vol Gas
Time (Years)
2008 2009 2010 2011 2012 2013 2014 2015 2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Vol Gas
Cumulative Gas Production (Mcf)
0 100,000 200,000 300,000 400,000 500,000 600,000 700,000

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 596,799 | Water Cum | (bbl) | 549 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 17,744 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 681 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 614,543 | Water Ult Rec | (bbl) | 549 | FCond Ult Rec | (bbl) | 681 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Vol/Perf | Est Cum Prod (Mcf) | 596,799 | Decline Exp | 0.250 |
| Forecast End (Tf) | 09/14/2014 | OVIP (Volumetric) (Mcf) | 803,325 | Remaining Rec (Mcf) | 17,744 | Initial Decline (De) | 35.9 |
| Initial Rate (qi) (Mcf/day) | 39.3 | Rec Factor (Volumetric) | 0.765 | Gas Surface Loss | 0.15 | Reserve Life Index | 1.5 |
| Final Rate (qf) (Mcf/day) | 20.0 | Ult Recoverable (Mcf) | 614,543 | Gas Total Sales (Mcf) | 15,083 | Reserve Half Life | 0.71 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta — Interests: 72.8349% WI — Lease Burden: 2.682% GORR
**Entity :** 02/02-25-038-03W5/2
**Formation :** MANNVILLE — Lessor: Freehold 20% Manual
Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 28 | 10,088.0 | 7,347.6 | 0.0 | 2.31 | 16,990 | 0.0 | 0.00 | 4 | 4 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 2 | 679.8 | 495.1 | 0.0 | 2.31 | 1,145 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 10,767.8 | 7,842.7 | 0.0 | 2.31 | 18,135 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 10,767.8 | 7,842.7 | 0.0 | 2.31 | 18,135 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 47.8 | 0.0 | 93.96 | 4,487.4 | 0.0 | 0.0 | 0.00 | 0.0 | 200.6 | 0.0 | 29.18 | 5,852.7 | 109.5 | 0.0 | 61.14 | 6,693.4 | 357.8 | 0.0 | 276.7 |
| 2014 | 3.2 | 0.0 | 93.96 | 302.4 | 0.0 | 0.0 | 0.00 | 0.0 | 13.5 | 0.0 | 29.18 | 394.4 | 7.4 | 0.0 | 61.14 | 451.0 | 24.1 | 0.0 | 18.6 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 51.0 | 0.0 | 93.96 | 4,789.7 | 0.0 | 0.0 | 0.00 | 0.0 | 214.1 | 0.0 | 29.18 | 6,247.1 | 116.9 | 0.0 | 61.14 | 7,144.4 | 381.9 | 0.0 | 295.3 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 51.0 | 0.0 | 93.96 | 4,789.7 | 0.0 | 0.0 | 0.00 | 0.0 | 214.1 | 0.0 | 29.18 | 6,247.1 | 116.9 | 0.0 | 61.14 | 7,144.4 | 381.9 | 0.0 | 295.3 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 34,023 | 0.0 | 5,893.6 | 790.3 | 453.4 | 21 | 26,886 | 0.0 | 0.0 | 14,858.3 | 8,449.7 | 0.0 | 23,308.1 | 0.0 | 3,578 | 0.0 | 3,578 | 3,578 | 3,468 |
| 2014 | 2,293 | 0.0 | 397.1 | 53.3 | 28.3 | 21 | 1,814 | 0.0 | 0.0 | 1,238.2 | 569.4 | 0.0 | 1,807.6 | 21,340.6 | -21,334 | 0.0 | -21,334 | -17,756 | -19,320 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| Sub | 36,316 | 0.0 | 6,290.7 | 843.6 | 481.7 | 21 | 28,700 | 0.0 | 0.0 | 16,096.5 | 9,019.1 | 0.0 | 25,115.6 | 21,340.6 | -17,756 | 0.0 | -17,756 | -17,756 | -15,852 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17,756 | 0 |
| Total | 36,316 | 0.0 | 6,290.7 | 843.6 | 481.7 | 21 | 28,700 | 0.0 | 0.0 | 16,096.5 | 9,019.1 | 0.0 | 25,115.6 | 21,340.6 | -17,756 | 0.0 | -17,756 | -17,756 | -15,852 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.5 |
| RLI (Principal Product) | 1.07 |
| Reserves Life | 1.08 |
| RLI (BOE) | 1.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 10,768 | 7,843 | 7,843 | 6,064 |
| Gas (bbl) | 1,795 | 1,307 | 1,307 | 1,011 |
| *NGL (bbl) | 454 | 331 | 331 | 256 |
| Cond (bbl) | 70 | 51 | 51 | 39 |
| Total (bbl) | 2,319 | 1,689 | 1,689 | 1,306 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (17,756) | 0.0 | (17,756) | (10.51) |
| 5 | (16,757) | 0.0 | (16,757) | (9.92) |
| 8 | (16,204) | 0.0 | (16,204) | (9.59) |
| 10 | (15,852) | 0.0 | (15,852) | (9.39) |
| 15 | (15,028) | 0.0 | (15,028) | (8.90) |
| 20 | (14,276) | 0.0 | (14,276) | (8.45) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | -3.7 | -3.7 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 5.05 | 5.05 | 5.05 | 5.05 |
| Prod (12 Mo Ave) | (BOEPD) | 4.33 | 4.33 | 4.33 | 4.33 |
| Price | ($/BOE) | 21.50 | 21.50 | 21.50 | 21.50 |
| Royalties | ($/BOE) | 4.51 | 4.51 | 4.51 | 4.51 |
| Operating Costs | ($/BOE) | 14.73 | 14.73 | 14.73 | 14.73 |
| NetBack | ($/BOE) | 2.26 | 2.26 | 2.26 | 2.26 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/02-25-038-03W5/3 | Formation: | Belly River |
| Category | Probable | Calculation Type: | Other |
| Type: | Gas | Class: | Conventional |
| Current Status: | BEHIND PIPE | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | 0.0 ft KB |
| Kelly Bushing: | 0.0 ft SS | Total Depth: | 0.0 ft KB |
| Pool Name: | | Midpoint Perf Depth: | 0.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 509.8 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 6.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 503.9 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 450.9 MMcf |
| Porosity: | 0.175 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.450 Fraction | | | Z Factor: * | 0.9401 Fraction |
| Initial Pressure: | 453.2 psi | | | Surface Loss: | 0.10 Fraction |
| Initial Temp: | 105 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Reservoir parameters assumed to be similar to 05-30-38-02W5 well.
Belly River; 160 acres, Pay = 35.8 ft. Porosity = 17.5% SW = 45% Press. = 453.2 psi Temp = 105 F. RF = 60% Ultimate Reserves = 435,984 mcf.
Edmonton; 160 acres, Pay = 15.75 ft. Porosity = 22.5% SW = 45% Press. = 130.5 psi Temp = 61 F. RF = 60% Ultimate Reserves = 73,831 mcf.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,042 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 503,852.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-07-01 |
| End Date: | 2023-02-25 |
| Initial Rate: | 350 Mcf/day |
| Rate at Effective Date: | 350 Mcf/day |
| Final Rate: | 40 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 509,815.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | 4,518 bbl | 10.02 bbl/MMcf | |
| Butane | 2,634 bbl | 5.84 bbl/MMcf | |
| Pentane+ | 3,121 bbl | 6.92 bbl/MMcf | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 62% WI | Freehold 20% Manual | 2.682% GORR |

Participant Remarks: Working interest not confirmed

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta    Interests: 62% WI    Lease Burden: 2.682% GORR
**Entity :** 02/02-25-038-03W5/3
**Formation :** Belly River    Lessor: Freehold 20% Manual
Effective December 31, 2012    Total Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 149 | 54,495.2 | 33,787.0 | 0.0 | 2.30 | 77,632 | 0.0 | 0.00 | 18 | 18 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 251 | 91,446.2 | 56,696.7 | 0.0 | 2.30 | 130,272 | 0.0 | 0.00 | 29 | 29 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 200 | 73,052.7 | 45,292.7 | 0.0 | 2.30 | 104,069 | 0.0 | 0.00 | 24 | 24 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 160 | 58,501.4 | 36,270.9 | 0.0 | 2.30 | 83,339 | 0.0 | 0.00 | 19 | 19 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 128 | 46,591.9 | 28,887.0 | 0.0 | 2.30 | 66,373 | 0.0 | 0.00 | 15 | 15 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 102 | 37,220.4 | 23,076.6 | 0.0 | 2.30 | 53,023 | 0.0 | 0.00 | 12 | 12 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 81 | 29,733.9 | 18,435.0 | 0.0 | 2.30 | 42,358 | 0.0 | 0.00 | 10 | 10 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 65 | 23,811.2 | 14,762.9 | 0.0 | 2.30 | 33,921 | 0.0 | 0.00 | 8 | 8 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 52 | 18,963.8 | 11,757.5 | 0.0 | 2.30 | 27,015 | 0.0 | 0.00 | 6 | 6 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 433,816.7 | 268,966.3 | 0.0 | 2.30 | 618,003 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 433,816.7 | 268,966.3 | 0.0 | 2.30 | 618,003 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 233.8 | 0.0 | 93.96 | 21,967.9 | 0.0 | 0.0 | 0.00 | 0.0 | 338.5 | 0.0 | 29.18 | 9,878.0 | 197.3 | 0.0 | 61.14 | 12,063.7 | 769.7 | 0.0 | 595.1 |
| 2014 | 392.3 | 0.0 | 93.96 | 36,863.5 | 0.0 | 0.0 | 0.00 | 0.0 | 568.1 | 0.0 | 29.18 | 16,575.8 | 331.1 | 0.0 | 61.14 | 20,243.6 | 1,291.6 | 0.0 | 998.6 |
| 2015 | 313.4 | 0.0 | 93.96 | 29,448.8 | 0.0 | 0.0 | 0.00 | 0.0 | 453.8 | 0.0 | 29.18 | 13,241.7 | 264.5 | 0.0 | 61.14 | 16,171.8 | 1,031.8 | 0.0 | 797.7 |
| 2016 | 251.0 | 0.0 | 93.96 | 23,582.9 | 0.0 | 0.0 | 0.00 | 0.0 | 363.4 | 0.0 | 29.18 | 10,604.1 | 211.8 | 0.0 | 61.14 | 12,950.5 | 826.3 | 0.0 | 638.8 |
| 2017 | 199.9 | 0.0 | 93.96 | 18,782.0 | 0.0 | 0.0 | 0.00 | 0.0 | 289.4 | 0.0 | 29.18 | 8,445.4 | 168.7 | 0.0 | 61.14 | 10,314.1 | 658.0 | 0.0 | 508.8 |
| 2018 | 159.7 | 0.0 | 93.96 | 15,004.2 | 0.0 | 0.0 | 0.00 | 0.0 | 231.2 | 0.0 | 29.18 | 6,746.7 | 134.8 | 0.0 | 61.14 | 8,239.5 | 525.7 | 0.0 | 406.4 |
| 2019 | 127.6 | 0.0 | 93.96 | 11,986.2 | 0.0 | 0.0 | 0.00 | 0.0 | 184.7 | 0.0 | 29.18 | 5,389.6 | 107.7 | 0.0 | 61.14 | 6,582.2 | 419.9 | 0.0 | 324.7 |
| 2020 | 102.2 | 0.0 | 93.96 | 9,598.7 | 0.0 | 0.0 | 0.00 | 0.0 | 147.9 | 0.0 | 29.18 | 4,316.1 | 86.2 | 0.0 | 61.14 | 5,271.1 | 336.3 | 0.0 | 260.0 |
| 2021 | 81.4 | 0.0 | 93.96 | 7,644.6 | 0.0 | 0.0 | 0.00 | 0.0 | 117.8 | 0.0 | 29.18 | 3,437.4 | 68.7 | 0.0 | 61.14 | 4,198.0 | 267.8 | 0.0 | 207.1 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 1,861.2 | 0.0 | 93.96 | 174,878.9 | 0.0 | 0.0 | 0.00 | 0.0 | 2,695.0 | 0.0 | 29.18 | 78,634.9 | 1,570.8 | 0.0 | 61.14 | 96,034.6 | 6,127.1 | 0.0 | 4,737.3 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 1,861.2 | 0.0 | 93.96 | 174,878.9 | 0.0 | 0.0 | 0.00 | 0.0 | 2,695.0 | 0.0 | 29.18 | 78,634.9 | 1,570.8 | 0.0 | 61.14 | 96,034.6 | 6,127.1 | 0.0 | 4,737.3 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 121,542 | 0.0 | 20,118.8 | 2,697.9 | 5,421.4 | 23 | 93,304 | 0.0 | 0.0 | 11,160.0 | 27,029.6 | 0.0 | 38,189.6 | 0.0 | 55,114 | 204,600.0 | -149,486 | -149,486 | -144,568 |
| 2014 | 203,955 | 0.0 | 33,760.5 | 4,527.3 | 8,283.0 | 23 | 157,384 | 0.0 | 0.0 | 22,320.0 | 45,357.3 | 0.0 | 67,677.3 | 0.0 | 89,706 | 0.0 | 89,706 | -59,780 | 77,960 |
| 2015 | 162,931 | 0.0 | 26,969.9 | 3,616.7 | 5,783.1 | 22 | 126,561 | 0.0 | 0.0 | 22,320.0 | 36,234.1 | 0.0 | 58,554.1 | 0.0 | 68,007 | 0.0 | 68,007 | 8,228 | 53,740 |
| 2016 | 130,477 | 0.0 | 21,597.8 | 2,896.3 | 4,023.0 | 22 | 101,960 | 0.0 | 0.0 | 22,320.0 | 29,016.7 | 0.0 | 51,336.7 | 0.0 | 50,623 | 0.0 | 50,623 | 58,851 | 36,268 |
| 2017 | 103,915 | 0.0 | 17,201.0 | 2,306.7 | 2,789.9 | 21 | 81,617 | 0.0 | 0.0 | 22,320.0 | 23,109.6 | 0.0 | 45,429.6 | 0.0 | 36,188 | 0.0 | 36,188 | 95,039 | 23,571 |
| 2018 | 83,013 | 0.0 | 13,741.2 | 1,842.7 | 1,948.2 | 21 | 65,481 | 0.0 | 0.0 | 22,320.0 | 18,461.3 | 0.0 | 40,781.3 | 0.0 | 24,700 | 0.0 | 24,700 | 119,739 | 14,627 |
| 2019 | 66,316 | 0.0 | 10,977.3 | 1,472.1 | 1,368.7 | 21 | 52,498 | 0.0 | 0.0 | 22,320.0 | 14,748.0 | 0.0 | 37,068.0 | 0.0 | 15,430 | 0.0 | 15,430 | 135,169 | 8,307 |
| 2020 | 53,107 | 0.0 | 8,790.7 | 1,178.8 | 971.6 | 21 | 42,166 | 0.0 | 0.0 | 22,320.0 | 11,810.4 | 0.0 | 34,130.4 | 0.0 | 8,035 | 0.0 | 8,035 | 143,204 | 3,932 |
| 2021 | 42,295 | 0.0 | 7,001.1 | 938.9 | 692.3 | 20 | 33,663 | 0.0 | 0.0 | 22,320.0 | 9,406.0 | 0.0 | 31,726.0 | 12,772.0 | -10,835 | 0.0 | -10,835 | 132,369 | -4,820 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 132,369 | 0 |
| Sub | 967,551 | 0.0 | 160,158.4 | 21,477.2 | 31,281.2 | 22 | 754,634 | 0.0 | 0.0 | 189,720.0 | 215,173.1 | 0.0 | 404,893.1 | 12,772.0 | 336,969 | 204,600.0 | 132,369 | 132,369 | 69,015 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 132,369 | 0 |
| Total | 967,551 | 0.0 | 160,158.4 | 21,477.2 | 31,281.2 | 22 | 754,634 | 0.0 | 0.0 | 189,720.0 | 215,173.1 | 0.0 | 404,893.1 | 12,772.0 | 336,969 | 204,600.0 | 132,369 | 132,369 | 69,015 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.5 |
| RLI (Principal Product) | 4.24 |
| Reserves Life | 8.50 |
| RLI (BOE) | 4.2 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 433,817 | 268,966 | 268,966 | 207,959 |
| Gas (bbl) | 72,303 | 44,828 | 44,828 | 34,660 |
| *NGL (bbl) | 6,880 | 4,266 | 4,266 | 3,298 |
| Cond (bbl) | 3,002 | 1,861 | 1,861 | 1,439 |
| Total (bbl) | 82,185 | 50,955 | 50,955 | 39,397 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 336,969 | 204,600.0 | 132,369 | 2.60 |
| 5 | 297,196 | 200,114.2 | 97,082 | 1.91 |
| 8 | 277,068 | 197,569.0 | 79,499 | 1.56 |
| 10 | 264,944 | 195,928.7 | 69,015 | 1.35 |
| 15 | 238,439 | 192,011.1 | 46,428 | 0.91 |
| 20 | 216,385 | 188,333.7 | 28,051 | 0.55 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 6,212.78 | 6,212.78 |
| Cost Of Reserves | $/BOE | 4.02 | 4.02 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 2.44 | 2.44 |
| Discounted Payout | (Yrs) | 2.94 | 2.94 |
| DCF Rate of Return | (%) | 30.2 | 30.2 |
| NPV/Undisc Invest | | 0.3 | 0.3 |
| NPV/Disc Invest | | 0.4 | 0.4 |
| NPV/DIS Cap Exposure | | 0.4 | 0.4 |
| NPV/BOEPD | (M$/boepd) | 2.1 | 2.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 35.77 | 35.77 | 35.77 | 35.77 |
| Prod (12 Mo Ave) | (BOEPD) | 32.93 | 32.93 | 32.93 | 32.93 |
| Price | ($/BOE) | 18.99 | 18.99 | 18.99 | 18.99 |
| Royalties | ($/BOE) | 4.39 | 4.39 | 4.39 | 4.39 |
| Operating Costs | ($/BOE) | 6.08 | 6.08 | 6.08 | 6.08 |
| NetBack | ($/BOE) | 8.52 | 8.52 | 8.52 | 8.52 |
| Recycle Ratio | (ratio) | 2.12 | 2.12 | 2.12 | 2.12 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | INTERNATIONAL SOVEREIGN ENERGY CORP. |
| Location: | 00/11-27-038-03W5/0 | Formation: | LEDUC |
| Category | Probable | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | DRILLED AND CASED | Current Status Date: | 1972-07-11 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1972-07-04 | Top Depth: | ft KB |
| Kelly Bushing: | 3,071.9 ft SS | Total Depth: | 9,000.0 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 8,938 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 615.4 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.8000 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 492.3 MMcf |
| Production Area: | 120 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | 14.11 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 492.3 MMcf |
| Reservoir Volume: | 1,692.9 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 393.8 MMcf |
| Porosity: | 0.075 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.150 Fraction | | | Z Factor: * | 0.8790 Fraction |
| Initial Pressure: | 2,073.6 psi | | | Surface Loss: | 0.20 Fraction |
| Initial Temp: | 180 F | | | H2S Content: | 0.0040 Fraction |
| | | | | CO2 Content: | 0.0200 Fraction |

Volumetric Remarks:

Category Remarks: Perfed; 2726.7-2728.3 mKB. - Flowed gas at 100 e3m3/d.
Well head AOF = 188 e3m3/d
Area estimated from siesmic maps.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,011 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 492,307.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2014-02-01 |
| End Date: | 2017-07-15 |
| Initial Rate: | 1,000 Mcf/day |
| Rate at Effective Date: | 1,000 Mcf/day |
| Final Rate: | 100 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 492,307.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Liquid rates supplied by the client.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | 4,746 bbl | 12.05 bbl/MMcf | 0.0375 Molar Fraction |
| Propane | 7,160 bbl | 18.18 bbl/MMcf | 0.0043 Molar Fraction |
| Butane | 4,943 bbl | 12.55 bbl/MMcf | 0.0035 Molar Fraction |
| Pentane+ | 5,620 bbl | 14.27 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (10849 M$) 100% WI<br>APO: 1: 50% WI | Crown | |

Participant Remarks:

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Medicine River, Alberta
**Entity :** 00/11-27-038-03W5/0
**Formation :** LEDUC
Effective December 31, 2012

Interests: BPO: (10849 M$) 100% WI
APO: 1: 50% WI

Total Probable Reserves

Lease Burden:

Lessor: Crown

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 548 | 199,973.8 | 199,973.8 | 0.0 | 2.23 | 445,102 | 0.0 | 0.00 | 123 | 123 |
| 2015 | 1.0 | 317 | 115,701.0 | 115,701.0 | 0.0 | 2.23 | 257,528 | 0.0 | 0.00 | 71 | 71 |
| 2016 | 1.0 | 163 | 59,481.5 | 59,481.5 | 0.0 | 2.23 | 132,394 | 0.0 | 0.00 | 36 | 36 |
| 2017 | 1.0 | 51 | 18,689.2 | 18,689.2 | 0.0 | 2.23 | 41,599 | 0.0 | 0.00 | 11 | 11 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 393,845.6 | 393,845.6 | 0.0 | 2.23 | 876,623 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 393,845.6 | 393,845.6 | 0.0 | 2.23 | 876,623 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 2,853.6 | 0.0 | 101.03 | 288,301.9 | 2,409.7 | 0.0 | 6.49 | 15,638.9 | 3,635.5 | 0.0 | 31.04 | 112,846.7 |
| 2015 | 1,651.1 | 0.0 | 101.03 | 166,805.9 | 1,394.2 | 0.0 | 6.49 | 9,048.3 | 2,103.4 | 0.0 | 31.04 | 65,290.9 |
| 2016 | 848.8 | 0.0 | 101.03 | 85,754.4 | 716.8 | 0.0 | 6.49 | 4,651.7 | 1,081.4 | 0.0 | 31.04 | 33,565.9 |
| 2017 | 266.7 | 0.0 | 101.03 | 26,944.2 | 225.2 | 0.0 | 6.49 | 1,461.6 | 339.8 | 0.0 | 31.04 | 10,546.5 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 5,620.2 | 0.0 | 101.03 | 567,806.5 | 4,745.8 | 0.0 | 6.49 | 30,800.5 | 7,160.1 | 0.0 | 31.04 | 222,249.9 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 5,620.2 | 0.0 | 101.03 | 567,806.5 | 4,745.8 | 0.0 | 6.49 | 30,800.5 | 7,160.1 | 0.0 | 31.04 | 222,249.9 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 2,509.7 | 0.0 | 75.48 | 189,430.0 | 11,408.5 | 0.0 | 8,621.4 |
| 2015 | 1,452.0 | 0.0 | 75.48 | 109,600.6 | 6,600.7 | 0.0 | 5,091.5 |
| 2016 | 746.5 | 0.0 | 75.48 | 56,345.3 | 3,393.4 | 0.0 | 2,617.7 |
| 2017 | 234.5 | 0.0 | 75.48 | 17,703.8 | 1,066.2 | 0.0 | 822.5 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 4,942.8 | 0.0 | 75.48 | 373,079.7 | 22,468.9 | 0.0 | 17,153.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 4,942.8 | 0.0 | 75.48 | 373,079.7 | 22,468.9 | 0.0 | 17,153.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2014 | 1,051,320 | 225,929.0 | 0.0 | 0.0 | 0.0 | 21 | 825,391 | 0.0 | 0.0 | 55,000.0 |
| 2015 | 608,273 | 112,482.2 | 0.0 | 0.0 | 0.0 | 18 | 495,791 | 0.0 | 0.0 | 60,000.0 |
| 2016 | 312,711 | 57,823.4 | 0.0 | 0.0 | 0.0 | 18 | 254,888 | 0.0 | 0.0 | 60,000.0 |
| 2017 | 98,255 | 18,168.2 | 0.0 | 0.0 | 0.0 | 18 | 80,086 | 0.0 | 0.0 | 32,258.1 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| Sub | 2,070,559 | 414,402.8 | 0.0 | 0.0 | 0.0 | 20 | 1,656,156 | 0.0 | 0.0 | 207,258.1 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| Total | 2,070,559 | 414,402.8 | 0.0 | 0.0 | 0.0 | 20 | 1,656,156 | 0.0 | 0.0 | 207,258.1 |

| | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 499,934.6 | 0.0 | 554,934.6 | 0.0 | 270,456 | 850,000.0 | -579,544 | -579,544 | -535,229 |
| 2015 | 289,252.5 | 0.0 | 349,252.5 | 0.0 | 146,539 | 0.0 | 146,539 | -433,005 | 116,383 |
| 2016 | 148,703.8 | 0.0 | 208,703.8 | 0.0 | 46,184 | 0.0 | 46,184 | -386,821 | 33,088 |
| 2017 | 46,723.0 | 0.0 | 78,981.1 | 32,300.0 | -31,195 | 0.0 | -31,195 | -418,016 | -20,318 |
| 2018 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -418,016 | 0 |
| 2019 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -418,016 | 0 |
| 2020 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -418,016 | 0 |
| 2021 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -418,016 | 0 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -418,016 | 0 |
| Sub | 984,614.0 | 0.0 | 1,191,872. | 32,300.0 | 431,984 | 850,000.0 | -418,016 | -418,016 | -406,077 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -418,016 | 0 |
| Total | 984,614.0 | 0.0 | 1,191,872. | 32,300.0 | 431,984 | 850,000.0 | -418,016 | -418,016 | -406,077 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.9 |
| RLI (Principal Product) | 1.85 |
| Reserves Life | 3.92 |
| RLI (BOE) | 1.8 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 393,846 | 393,846 | 393,846 | 361,848 |
| Gas (bbl) | 65,641 | 65,641 | 65,641 | 60,308 |
| *NGL (bbl) | 16,849 | 16,849 | 16,849 | 13,421 |
| Cond (bbl) | 5,620 | 5,620 | 5,620 | 3,732 |
| Total (bbl) | 88,110 | 88,110 | 88,110 | 77,461 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are Included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 431,984 | 850,000.0 | (418,016) | (4.74) |
| 5 | 395,519 | 807,930.4 | (412,411) | (4.68) |
| 8 | 375,913 | 784,594.8 | (408,682) | (4.64) |
| 10 | 363,682 | 769,758.8 | (406,077) | (4.61) |
| 15 | 335,729 | 734,970.5 | (399,242) | (4.53) |
| 20 | 311,056 | 703,137.2 | (392,081) | (4.45) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 6,513.22 | 6,513.22 |
| Cost Of Reserves | $/BOE | 9.65 | 9.65 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | -0.5 | -0.5 |
| NPV/Disc Invest | | -0.5 | -0.5 |
| NPV/DIS Cap Exposure | | -52.8 | -52.8 |
| NPV/BOEPD | (M$/boepd) | -3.1 | -3.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 165.17 | 165.17 | 165.17 | 165.17 |
| Prod (12 Mo Ave) | (BOEPD) | 130.50 | 130.50 | 130.50 | 130.50 |
| Price | ($/BOE) | 23.50 | 23.50 | 23.50 | 23.50 |
| Royalties | ($/BOE) | 5.01 | 5.01 | 5.01 | 5.01 |
| Operating Costs | ($/BOE) | 12.43 | 12.43 | 12.43 | 12.43 |
| NetBack | ($/BOE) | 6.06 | 6.06 | 6.06 | 6.06 |
| Recycle Ratio | (ratio) | 0.63 | 0.63 | 0.63 | 0.63 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 00/14-32-038-03W5/0 | Formation: | NISKU |
| Category | NRA | Calculation Type: | Performance |
| Type: | Oil | Class: | Light |
| Current Status: | ABANDONED OIL | Current Status Date: | 1991-02-23 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1984-09-18 | Top Depth: | 8,759.8 ft KB |
| Kelly Bushing: | 3,115.5 ft SS | Total Depth: | 9,097.8 ft KB |
| Pool Name: | NISKU UNDEFINED | Midpoint Perf Depth: | 8,763.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.6 Mbbl | Ultimate Recoverable: | 0.7 MMcf |
| Production Area: | acre | Cumulative Production: | 0.6 Mbbl | Cumulative Production: | 0.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0180 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1984-11-05 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | |

Participant Remarks: NG from top to base of Leduc (LSD's 11 and 14)

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | NAL RESOURCES LIMITED |
| Location: | 03/10-36-038-03W5/0 | Formation: | EDMONTON |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | 2001-10-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2004-09-18 | Top Depth: | 1,571.5 ft KB |
| Kelly Bushing: | 3,136.5 ft SS | Total Depth: | 1,801.2 ft KB |
| Pool Name: | CMG MFP9526 EDMONTON, LWR | Midpoint Perf Depth: | 1,591.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 128.6 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 128.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0431 Fraction |

Volumetric Remarks:

Category Remarks: Shut-in May 2010.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2005-05-28 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,026 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0495 Molar Fraction |
| Propane | 0 bbl | 24.40 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 0 bbl | 14.10 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 0 bbl | 4.70 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.844625% GORI | Crown | |

Participant Remarks: PNG to base Belly River
33.785% of 1/150(5-10%) on oil, 10% on gas on NW/4

## Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **NAL RESOURCES LIMITED** | | **Medicine River** |
| **Province:** | **Alberta** | | **03/10-36-038-03W5/0** |
| **Field:** | **MEDICINE RIVER** | | **NRA** |
| **Pool:** | **CMG MFP9526 EDMONTON, LWR EDMONTON, GLAU** | | |
| **Unit:** | | | |
| **Status:** | **SUSPENDED GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Acq
Eff
2006
2007
2008
2009
2010
2011
2012
2013
2014
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 128,565 | Water Cum | (bbl) | 0 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 128,565 | Water Ult Rec | (bbl) | 0 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Performance | Est Cum Prod (Mcf) | 128,565 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) | |
| Initial Rate (qi) (Mcf/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.05 | Reserve Life Index | |
| Final Rate (qf) (Mcf/day) | | Ult Recoverable (Mcf) | 128,565 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | CHINOOK ENERGY LTD. |
| Location: | 00/13-36-038-03W5/0 | Formation: | ELLERSLIE |
| Category | NRA | Calculation Type: | Performance |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 2003-06-08 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-03-30 | Top Depth: | 7,390.1 ft KB |
| Kelly Bushing: | 3,137.8 ft SS | Total Depth: | 7,693.6 ft KB |
| Pool Name: | BASAL QUARTZ WW | Midpoint Perf Depth: | 7,401.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 3.3 Mbbl | Ultimate Recoverable: | 14.9 MMcf |
| Production Area: | acre | Cumulative Production: | 3.3 Mbbl | Cumulative Production: | 14.9 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0282 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2003-06-08 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 33.785% of 1/150 (5-15%) Oil+10% Gas | Crown | |

Participant Remarks: PNG base Belly River to base Mannville.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

Operator: CHINOOK ENERGY LTD.
Province: Alberta
Field: MEDICINE RIVER
Pool: BASAL QUARTZ WW
Unit:
Status: PUMPING OIL

Medicine River
00/13-36-038-03W5/0
NRA



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Acq
Eff
2004
2005
2006
2007
2008
2009
2010
2011
2012
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff End Of Hist
0
250
500
750
1000
1250
1500
1750
2000
2250
2500
2750
3000
3250
3500
3750
4000
4250
4500
4750
5000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 3,318 | Gas Cum | (Mcf) | 14,893 | Water Cum | (bbl) | 22 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 3,318 | Gas Ult Rec | (Mcf) | 14,893 | Water Ult Rec | (bbl) | 22 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Performance | Est Cum Prod (bbl) | 3,318 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) | |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 3,318 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | CHINOOK ENERGY LTD. |
| Location: | 00/13-36-038-03W5/2 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | DRILLED AND CASED | Current Status Date: | 2003-03-27 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-03-30 | Top Depth: | ft KB |
| Kelly Bushing: | 3,137.8 ft SS | Total Depth: | 7,693.6 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| | Crown | |

Participant Remarks:

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | CHINOOK ENERGY LTD. |
| Location: | 00/13-36-038-03W5/3 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | DRILLED AND CASED | Current Status Date: | 2003-03-27 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-03-30 | Top Depth: | ft KB |
| Kelly Bushing: | 3,137.8 ft SS | Total Depth: | 7,693.6 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf — Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| | Crown | |

Participant Remarks:

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | CHINOOK ENERGY LTD. |
| Location: | 00/13-36-038-03W5/4 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | DRILLED AND CASED | Current Status Date: | 2003-03-27 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-03-30 | Top Depth: | ft KB |
| Kelly Bushing: | 3,137.8 ft SS | Total Depth: | 7,693.6 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| | Crown | |

Participant Remarks:

# Legend Energy Canada Ltd.
# INPUT DATA SHEET
# Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

## GENERAL

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 02/06-21-039-01W5/0 | Formation: | VIKING |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | ABANDONED OIL | Current Status Date: | 1990-10-07 |
| Alt ID: | | | |

Entity Comments:

## ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1984-12-04 | Top Depth: | 5,902.2 ft KB |
| Kelly Bushing: | 3,251.6 ft SS | Total Depth: | 6,118.8 ft KB |
| Pool Name: | VIKING G | Midpoint Perf Depth: | 5,905.5 ft KB |

## RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 20.4 Mbbl | Ultimate Recoverable: | 55.7 MMcf |
| Production Area: | acre | Cumulative Production: | 20.4 Mbbl | Cumulative Production: | 55.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Shut-in September 1989.

## FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1985-01-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

## PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

## INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 75% WI | Crown | |

Participant Remarks:

## Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

**Operator:** CANADIAN NATURAL RESOURCES LIMITED
**Province:** Alberta
**Field:** PREVO
**Pool:** VIKING G
**Unit:**
**Status:** ABANDONED OIL

**Medicine River**
**02/06-21-039-01W5/0**
**NRA**



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1986
1987
1988
1989
1990
1991
1992
1993
1994
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
27,500
30,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 20,392 | Gas Cum | (Mcf) | 55,690 | Water Cum | (bbl) | 15 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 20,392 | Gas Ult Rec | (Mcf) | 55,690 | Water Ult Rec | (bbl) | 15 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod | (bbl) | 20,392 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) | (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) | (bbl/day) | Ult Recoverable (bbl) | 20,392 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/06-21-039-01W5/2 | Formation: | COLONY |
| Category | PDP | Calculation Type: | Vol/Dec |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2006-08-08 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 2006-05-12 | Top Depth: | 6,051.5 ft KB |
| Kelly Bushing: | 3,251.6 ft SS | Total Depth: | 6,118.8 ft KB |
| Pool Name: | UPPER MANNVILLE N | Midpoint Perf Depth: | 6,058.1 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 477.7 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.6800 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 324.8 MMcf |
| Production Area: | 200 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 224.5 MMcf |
| Net Pay: | 8.20 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 100.3 MMcf |
| Reservoir Volume: | 1,640.4 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 94.3 MMcf |
| Porosity: | 0.125 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.8790 Fraction |
| Initial Pressure: | 1,345.1 psi | | | Surface Loss: | 0.06 Fraction |
| Initial Temp: | 149 F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0194 Fraction |

Volumetric Remarks:

Category Remarks: Sand in wellbore.

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2006-08-08 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,004 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 100,297.5 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2020-05-01 |
| Initial Rate: | 63 Mcf/day |
| Rate at Effective Date: | 63 Mcf/day |
| Final Rate: | 20 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 324,806.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | 25 bbl | 0.26 bbl/MMcf | 0.0787 Molar Fraction |
| Propane | 585 bbl | 6.20 bbl/MMcf | 0.0256 Molar Fraction |
| Butane | 669 bbl | 7.10 bbl/MMcf | 0.0063 Molar Fraction |
| Pentane+ | 717 bbl | 7.60 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 75% WI | Freehold 17.667% Manual | |

Participant Remarks: Pooled interest

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

**Operator:** LEGEND ENERGY CANADA LTD.
**Province:** Alberta
**Field:** PREVO
**Pool:** UPPER MANNVILLE N
**Unit:**
**Status:** FLOWING GAS

Medicine River
02/06-21-039-01W5/2
PDP



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
VolGas
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 224,508 | Water Cum | (bbl) | 367 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 100,298 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 2 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 324,806 | Water Ult Rec | (bbl) | 367 | FCond Ult Rec | (bbl) | 2 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Vol/Dec | Est Cum Prod (Mcf) | 224,508 | Decline Exp | 0.000 |
| Forecast End (Tf) | 04/30/2020 | OVIP (Volumetric) (Mcf) | 477,656 | Remaining Rec (Mcf) | 100,298 | Initial Decline (De) | 14.5 |
| Initial Rate (qi) (Mcf/day) | 62.6 | Rec Factor (Volumetric) | 0.680 | Gas Surface Loss | 0.06 | Reserve Life Index | 4.71 |
| Final Rate (qf) (Mcf/day) | 20.0 | Ult Recoverable (Mcf) | 324,806 | Gas Total Sales (Mcf) | 94,280 | Reserve Half Life | 2.69 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta  Interests: 75% WI  Lease Burden:
**Entity :** 02/06-21-039-01W5/2
**Formation :** COLONY  Lessor: Freehold 17.667% Manual
Effective December 31, 2012  Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 55 | 20,008.9 | 15,006.7 | 0.0 | 2.21 | 33,155 | 0.0 | 0.00 | 8 | 8 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 47 | 17,110.5 | 12,832.9 | 0.0 | 2.21 | 28,353 | 0.0 | 0.00 | 7 | 7 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 17 | 6,332.0 | 4,749.0 | 0.0 | 2.21 | 10,492 | 0.0 | 0.00 | 2 | 2 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 43,451.5 | 32,588.6 | 0.0 | 2.21 | 72,000 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 43,451.5 | 32,588.6 | 0.0 | 2.21 | 72,000 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 114.1 | 0.0 | 93.96 | 10,716.0 | 3.9 | 0.0 | 6.49 | 25.3 | 93.0 | 0.0 | 29.18 | 2,714.7 | 106.5 | 0.0 | 61.14 | 6,514.2 | 317.5 | 0.0 | 261.4 |
| 2014 | 97.5 | 0.0 | 93.96 | 9,163.7 | 3.3 | 0.0 | 6.49 | 21.7 | 79.6 | 0.0 | 29.18 | 2,321.5 | 91.1 | 0.0 | 61.14 | 5,570.6 | 271.5 | 0.0 | 223.6 |
| 2015 | 36.1 | 0.0 | 93.96 | 3,391.2 | 1.2 | 0.0 | 6.49 | 8.0 | 29.4 | 0.0 | 29.18 | 859.1 | 33.7 | 0.0 | 61.14 | 2,061.5 | 100.5 | 0.0 | 82.7 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 247.7 | 0.0 | 93.96 | 23,270.9 | 8.5 | 0.0 | 6.49 | 55.0 | 202.0 | 0.0 | 29.18 | 5,895.3 | 231.4 | 0.0 | 61.14 | 14,146.3 | 689.6 | 0.0 | 567.7 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 247.7 | 0.0 | 93.96 | 23,270.9 | 8.5 | 0.0 | 6.49 | 55.0 | 202.0 | 0.0 | 29.18 | 5,895.3 | 231.4 | 0.0 | 61.14 | 14,146.3 | 689.6 | 0.0 | 567.7 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 53,125 | 0.0 | 7,635.9 | 0.0 | 877.8 | 16 | 44,612 | 0.0 | 0.0 | 19,800.0 | 18,008.0 | 0.0 | 37,808.0 | 0.0 | 6,804 | 0.0 | 6,804 | 6,804 | 6,517 |
| 2014 | 45,430 | 0.0 | 6,529.8 | 0.0 | 697.7 | 16 | 38,202 | 0.0 | 0.0 | 19,800.0 | 15,399.5 | 0.0 | 35,199.5 | 0.0 | 3,003 | 0.0 | 3,003 | 9,807 | 2,625 |
| 2015 | 16,812 | 0.0 | 2,416.4 | 0.0 | 245.7 | 16 | 14,150 | 0.0 | 0.0 | 8,250.0 | 5,698.8 | 0.0 | 13,948.8 | 16,275.0 | -16,074 | 0.0 | -16,074 | -6,267 | -12,823 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -6,267 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -6,267 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -6,267 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -6,267 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -6,267 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -6,267 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -6,267 | 0 |
| Sub | 115,367 | 0.0 | 16,582.1 | 0.0 | 1,821.2 | 16 | 96,964 | 0.0 | 0.0 | 47,850.0 | 39,106.4 | 0.0 | 86,956.4 | 16,275.0 | -6,267 | 0.0 | -6,267 | -6,267 | -3,681 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -6,267 | 0 |
| Total | 115,367 | 0.0 | 16,582.1 | 0.0 | 1,821.2 | 16 | 96,964 | 0.0 | 0.0 | 47,850.0 | 39,106.4 | 0.0 | 86,956.4 | 16,275.0 | -6,267 | 0.0 | -6,267 | -6,267 | -3,681 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 1.2 |
| RLI (Principal Product) | 2.17 |
| Reserves Life | 2.42 |
| RLI (BOE) | 2.2 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 43,452 | 32,589 | 32,589 | 26,831 |
| Gas (bbl) | 7,242 | 5,431 | 5,431 | 4,472 |
| *NGL (bbl) | 589 | 442 | 442 | 364 |
| Cond (bbl) | 330 | 248 | 248 | 204 |
| Total (bbl) | 8,161 | 6,121 | 6,121 | 5,040 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (6,267) | 0.0 | (6,267) | (1.02) |
| 5 | (4,860) | 0.0 | (4,860) | (0.79) |
| 8 | (4,128) | 0.0 | (4,128) | (0.67) |
| 10 | (3,681) | 0.0 | (3,681) | (0.60) |
| 15 | (2,685) | 0.0 | (2,685) | (0.44) |
| 20 | (1,840) | 0.0 | (1,840) | (0.30) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | -0.5 | -0.5 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 8.18 | 8.18 | 8.18 | 8.18 |
| Prod (12 Mo Ave) | (BOEPD) | 7.72 | 7.72 | 7.72 | 7.72 |
| Price | ($/BOE) | 18.85 | 18.85 | 18.85 | 18.85 |
| Royalties | ($/BOE) | 3.02 | 3.02 | 3.02 | 3.02 |
| Operating Costs | ($/BOE) | 13.41 | 13.41 | 13.41 | 13.41 |
| NetBack | ($/BOE) | 2.41 | 2.41 | 2.41 | 2.41 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:53 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Medicine River | Operator: | LEGEND ENERGY CANADA LTD. |
| Location: | 02/06-21-039-01W5/2 | Formation: | COLONY |
| Category | P+P | Calculation Type: | Vol/Dec |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2006-08-08 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2006-05-12 | Top Depth: | 6,051.5 ft KB |
| Kelly Bushing: | 3,251.6 ft SS | Total Depth: | 6,118.8 ft KB |
| Pool Name: | UPPER MANNVILLE N | Midpoint Perf Depth: | 6,058.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 477.7 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.7300 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 348.7 MMcf |
| Production Area: | 200 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 224.5 MMcf |
| Net Pay: | 8.20 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 124.2 MMcf |
| Reservoir Volume: | 1,640.4 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 116.7 MMcf |
| Porosity: | 0.125 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.400 Fraction | | | Z Factor: * | 0.8790 Fraction |
| Initial Pressure: | 1,345.1 psi | | | Surface Loss: | 0.06 Fraction |
| Initial Temp: | 149 F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0194 Fraction |

Volumetric Remarks:

Category Remarks: Sand in wellbore.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2006-08-08 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,004 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 124,180.5 Mcf — Oil: 0.0 Mbbl

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2022-01-28 |
| Initial Rate: | 63 Mcf/day |
| Rate at Effective Date: | 63 Mcf/day |
| Final Rate: | 20 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 348,689.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | 30 bbl | 0.26 bbl/MMcf | 0.0787 Molar Fraction |
| Propane | 724 bbl | 6.20 bbl/MMcf | 0.0256 Molar Fraction |
| Butane | 829 bbl | 7.10 bbl/MMcf | 0.0063 Molar Fraction |
| Pentane+ | 887 bbl | 7.60 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 75% WI | Freehold 17.667% Manual | |

Participant Remarks: Pooled interest

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | LEGEND ENERGY CANADA LTD. | | Medicine River |
| Province: | Alberta | | 02/06-21-039-01W5/2 |
| Field: | PREVO | | P+P |
| Pool: | UPPER MANNVILLE N | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Vol Gas
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 224,508 | Water Cum | (bbl) | 367 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 124,181 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 2 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 348,689 | Water Ult Rec | (bbl) | 367 | FCond Ult Rec | (bbl) | 2 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Vol/Dec | Est Cum Prod (Mcf) | 224,508 | Decline Exp | 0.000 |
| Forecast End (Tf) | 01/27/2022 | OVIP (Volumetric) (Mcf) | 477,656 | Remaining Rec (Mcf) | 124,181 | Initial Decline (De) | 11.9 |
| Initial Rate (qi) (Mcf/day) | 62.7 | Rec Factor (Volumetric) | 0.730 | Gas Surface Loss | 0.06 | Reserve Life Index | 5.75 |
| Final Rate (qf) (Mcf/day) | 20.0 | Ult Recoverable (Mcf) | 348,689 | Gas Total Sales (Mcf) | 116,730 | Reserve Half Life | 3.31 |

*Report Time: Mon, 25 Feb 2013 13:54 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Medicine River, Alberta — Interests: 75% WI — Lease Burden:
**Entity :** 02/06-21-039-01W5/2
**Formation :** COLONY — Lessor: Freehold 17.667% Manual
Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 56 | 20,305.1 | 15,228.8 | 0.0 | 2.21 | 33,646 | 0.0 | 0.00 | 8 | 8 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 49 | 17,894.3 | 13,420.7 | 0.0 | 2.21 | 29,651 | 0.0 | 0.00 | 7 | 7 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 43 | 15,769.8 | 11,827.3 | 0.0 | 2.21 | 26,131 | 0.0 | 0.00 | 6 | 6 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 53,969.2 | 40,476.9 | 0.0 | 2.21 | 89,428 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 53,969.2 | 40,476.9 | 0.0 | 2.21 | 89,428 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 115.7 | 0.0 | 93.96 | 10,874.6 | 4.0 | 0.0 | 6.49 | 25.7 | 94.4 | 0.0 | 29.18 | 2,754.9 | 108.1 | 0.0 | 61.14 | 6,610.6 | 322.2 | 0.0 | 265.3 |
| 2014 | 102.0 | 0.0 | 93.96 | 9,583.5 | 3.5 | 0.0 | 6.49 | 22.6 | 83.2 | 0.0 | 29.18 | 2,427.8 | 95.3 | 0.0 | 61.14 | 5,825.8 | 284.0 | 0.0 | 233.8 |
| 2015 | 89.9 | 0.0 | 93.96 | 8,445.7 | 3.1 | 0.0 | 6.49 | 20.0 | 73.3 | 0.0 | 29.18 | 2,139.6 | 84.0 | 0.0 | 61.14 | 5,134.1 | 250.3 | 0.0 | 206.1 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 307.6 | 0.0 | 93.96 | 28,903.8 | 10.5 | 0.0 | 6.49 | 68.3 | 251.0 | 0.0 | 29.18 | 7,322.3 | 287.4 | 0.0 | 61.14 | 17,570.4 | 856.5 | 0.0 | 705.2 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 307.6 | 0.0 | 93.96 | 28,903.8 | 10.5 | 0.0 | 6.49 | 68.3 | 251.0 | 0.0 | 29.18 | 7,322.3 | 287.4 | 0.0 | 61.14 | 17,570.4 | 856.5 | 0.0 | 705.2 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 53,912 | 0.0 | 7,748.9 | 0.0 | 896.9 | 16 | 45,266 | 0.0 | 0.0 | 19,800.0 | 18,274.6 | 0.0 | 38,074.6 | 0.0 | 7,191 | 0.0 | 7,191 | 7,191 | 6,881 |
| 2014 | 47,511 | 0.0 | 6,828.9 | 0.0 | 744.5 | 16 | 39,938 | 0.0 | 0.0 | 19,800.0 | 16,104.9 | 0.0 | 35,904.9 | 0.0 | 4,033 | 0.0 | 4,033 | 11,224 | 3,514 |
| 2015 | 41,870 | 0.0 | 6,018.1 | 0.0 | 620.1 | 16 | 35,232 | 0.0 | 0.0 | 19,800.0 | 14,192.8 | 0.0 | 33,992.8 | 16,275.0 | -15,036 | 0.0 | -15,036 | -3,812 | -11,291 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -3,812 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -3,812 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -3,812 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -3,812 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -3,812 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -3,812 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -3,812 | 0 |
| Sub | 143,293 | 0.0 | 20,595.9 | 0.0 | 2,261.5 | 16 | 120,436 | 0.0 | 0.0 | 59,400.0 | 48,572.3 | 0.0 | 107,972.3 | 16,275.0 | -3,812 | 0.0 | -3,812 | -3,812 | -895 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -3,812 | 0 |
| Total | 143,293 | 0.0 | 20,595.9 | 0.0 | 2,261.5 | 16 | 120,436 | 0.0 | 0.0 | 59,400.0 | 48,572.3 | 0.0 | 107,972.3 | 16,275.0 | -3,812 | 0.0 | -3,812 | -3,812 | -895 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 1.4 |
| RLI (Principal Product) | 2.66 |
| Reserves Life | 3.00 |
| RLI (BOE) | 2.7 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 53,969 | 40,477 | 40,477 | 33,326 |
| Gas (bbl) | 8,995 | 6,746 | 6,746 | 5,554 |
| *NGL (bbl) | 732 | 549 | 549 | 452 |
| Cond (bbl) | 410 | 308 | 308 | 253 |
| Total (bbl) | 10,137 | 7,603 | 7,603 | 6,259 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (3,812) | 0.0 | (3,812) | (0.50) |
| 5 | (2,197) | 0.0 | (2,197) | (0.29) |
| 8 | (1,383) | 0.0 | (1,383) | (0.18) |
| 10 | (895) | 0.0 | (895) | (0.12) |
| 15 | 162 | 0.0 | 162 | 0.02 |
| 20 | 1,025 | 0.0 | 1,025 | 0.13 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | -0.1 | -0.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 8.21 | 8.21 | 8.21 | 8.21 |
| Prod (12 Mo Ave) | (BOEPD) | 7.83 | 7.83 | 7.83 | 7.83 |
| Price | ($/BOE) | 18.85 | 18.85 | 18.85 | 18.85 |
| Royalties | ($/BOE) | 3.02 | 3.02 | 3.02 | 3.02 |
| Operating Costs | ($/BOE) | 13.31 | 13.31 | 13.31 | 13.31 |
| NetBack | ($/BOE) | 2.51 | 2.51 | 2.51 | 2.51 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 13:54 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.


R9W6
T109
T109
T108
T108
R9W6

WELL LEGEND

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

**Rainbow**

Alberta

| | |
|---|---|
| Quick Select<br>(403) 640-9080 | Date: 2013/2/1<br>Author: kim |

**Legend Energy Canada Ltd.**
**DETAILED ECONOMIC SUMMARY**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012 — Rainbow

| | | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|---|
| **Sales Gas** | **MMcf** | | | | | | |
| Ultimate Remaining | | | | | | 530.9 | 530.9 |
| WI Before Royalty | | | | | | 19.9 | 19.9 |
| WI After Royalty | | | | | | 18.0 | 18.0 |
| Royalty Interest | | | | | | 0.0 | 0.0 |
| Total Net | | | | | | 18.0 | 18.0 |
| **NGLs** | **Mbbl** | | | | | | |
| Ultimate Remaining | | | | | | 62.1 | 62.1 |
| WI Before Royalty | | | | | | 2.3 | 2.3 |
| WI After Royalty | | | | | | 2.0 | 2.0 |
| Royalty Interest | | | | | | 0.0 | 0.0 |
| Total Net | | | | | | 2.0 | 2.0 |
| **Sulphur** | **Mlt** | | | | | | |
| Ultimate Remaining | | | | | | 0.1 | 0.1 |
| WI Before Royalty | | | | | | 0.0 | 0.0 |
| WI After Royalty | | | | | | 0.0 | 0.0 |
| Royalty Interest | | | | | | 0.0 | 0.0 |
| Total Net | | | | | | 0.0 | 0.0 |
| **MBOE** | **MBoe** | | | | | | |
| Ultimate Remaining | | | | | | 150.6 | 150.6 |
| WI Before Royalty | | | | | | 5.6 | 5.6 |
| WI After Royalty | | | | | | 5.0 | 5.0 |
| Royalty Interest | | | | | | 0.0 | 0.0 |
| Total Net | | | | | | 5.0 | 5.0 |
| **NPV - BTAX** | **M$** | | | | | | |
| Undiscounted | | | | | | 41.2 | 41.2 |
| Discounted at 5% | | | | | | 28.9 | 28.9 |
| Discounted at 10% | | | | | | 20.5 | 20.5 |
| Discounted at 15% | | | | | | 14.7 | 14.7 |
| Discounted at 20% | | | | | | 10.6 | 10.6 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

**Legend Energy Canada Ltd.**
**DETAILED RESERVES AND PRESENT VALUE**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**
**Rainbow**

Effective December 31, 2012 Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Rainbow | | | | | | | | | | | | | | | | | | |
| 00/15-28-108-09W6/2 | SLAVE POINT | 3.75 | Probable | 0.0 | 0.0 | 0.0 | 19.9 | 0.0 | 18.0 | 2.3 | 0.0 | 2.0 | 5.6 | 0.0 | 5.0 | 28.9 | 20.5 | 14.7 |
| Rainbow | | | | 0.0 | 0.0 | 0.0 | 19.9 | 0.0 | 18.0 | 2.3 | 0.0 | 2.0 | 5.6 | 0.0 | 5.0 | 28.9 | 20.5 | 14.7 |
| Total | | | | 0.0 | 0.0 | 0.0 | 19.9 | 0.0 | 18.0 | 2.3 | 0.0 | 2.0 | 5.6 | 0.0 | 5.0 | 28.9 | 20.5 | 14.7 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Rainbow, Alberta
**Entity :** 00/15-28-108-09W6/2
**Formation :** SLAVE POINT
Effective December 31, 2012

Interests: 3.75% WI
Total Probable Reserves

Lease Burden:
Lessor: Crown

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 348 | 127,246.1 | 4,771.7 | 0.0 | 1.99 | 9,496 | 0.5 | 85.00 | 4 | 4 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 269 | 98,343.1 | 3,687.9 | 0.0 | 1.99 | 7,339 | 0.4 | 85.00 | 3 | 3 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 209 | 76,241.2 | 2,859.0 | 0.0 | 1.99 | 5,689 | 0.3 | 85.00 | 2 | 2 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 162 | 59,106.5 | 2,216.5 | 0.0 | 1.99 | 4,411 | 0.3 | 85.00 | 2 | 2 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 125 | 45,932.9 | 1,722.5 | 0.0 | 1.99 | 3,428 | 0.2 | 85.00 | 1 | 1 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 97 | 35,499.6 | 1,331.2 | 0.0 | 1.99 | 2,649 | 0.2 | 85.00 | 1 | 1 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 75 | 27,521.3 | 1,032.1 | 0.0 | 1.99 | 2,054 | 0.1 | 85.00 | 1 | 1 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 469,890.8 | 17,620.9 | 0.0 | 1.99 | 35,066 | 2.0 | 85.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 61,046.0 | 2,289.2 | 0.0 | 1.99 | 4,556 | 0.3 | 85.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 530,936.8 | 19,910.1 | 0.0 | 1.99 | 39,621 | 2.3 | 85.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 171.2 | 0.0 | 101.03 | 17,299.1 | 236.9 | 0.0 | 6.49 | 1,537.5 | 77.9 | 0.0 | 31.04 | 2,416.7 | 72.5 | 0.0 | 75.48 | 5,471.6 | 558.5 | 0.0 | 462.2 |
| 2017 | 132.3 | 0.0 | 101.03 | 13,369.7 | 183.1 | 0.0 | 6.49 | 1,188.3 | 60.2 | 0.0 | 31.04 | 1,867.8 | 56.0 | 0.0 | 75.48 | 4,228.8 | 431.6 | 0.0 | 363.7 |
| 2018 | 102.6 | 0.0 | 101.03 | 10,365.0 | 141.9 | 0.0 | 6.49 | 921.2 | 46.6 | 0.0 | 31.04 | 1,448.0 | 43.4 | 0.0 | 75.48 | 3,278.4 | 334.6 | 0.0 | 286.7 |
| 2019 | 79.5 | 0.0 | 101.03 | 8,035.5 | 110.0 | 0.0 | 6.49 | 714.2 | 36.2 | 0.0 | 31.04 | 1,122.6 | 33.7 | 0.0 | 75.48 | 2,541.6 | 259.4 | 0.0 | 222.2 |
| 2020 | 61.8 | 0.0 | 101.03 | 6,244.6 | 85.5 | 0.0 | 6.49 | 555.0 | 28.1 | 0.0 | 31.04 | 872.4 | 26.2 | 0.0 | 75.48 | 1,975.1 | 201.6 | 0.0 | 172.7 |
| 2021 | 47.8 | 0.0 | 101.03 | 4,826.2 | 66.1 | 0.0 | 6.49 | 428.9 | 21.7 | 0.0 | 31.04 | 674.2 | 20.2 | 0.0 | 75.48 | 1,526.5 | 155.8 | 0.0 | 133.5 |
| 2022 | 37.0 | 0.0 | 101.03 | 3,741.5 | 51.2 | 0.0 | 6.49 | 332.5 | 16.8 | 0.0 | 31.04 | 522.7 | 15.7 | 0.0 | 75.48 | 1,183.4 | 120.8 | 0.0 | 103.5 |
| Sub | 632.3 | 0.0 | 101.03 | 63,881.6 | 874.8 | 0.0 | 6.49 | 5,677.6 | 287.5 | 0.0 | 31.04 | 8,924.4 | 267.7 | 0.0 | 75.48 | 20,205.3 | 2,062.3 | 0.0 | 1,744.5 |
| Rem | 82.1 | 0.0 | 101.03 | 8,299.2 | 113.7 | 0.0 | 6.49 | 737.6 | 37.4 | 0.0 | 31.04 | 1,159.4 | 34.8 | 0.0 | 75.48 | 2,625.0 | 267.9 | 0.0 | 229.5 |
| Total | 714.4 | 0.0 | 101.03 | 72,180.8 | 988.5 | 0.0 | 6.49 | 6,415.2 | 324.9 | 0.0 | 31.04 | 10,083.8 | 302.5 | 0.0 | 75.48 | 22,830.3 | 2,330.3 | 0.0 | 1,974.1 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 25,312.5 | -25,312 | -25,312 | -19,101 |
| 2016 | 36,267 | 7,295.4 | 0.0 | 0.0 | 0.0 | 20 | 28,972 | 0.0 | 0.0 | 1,350.0 | 9,543.5 | 0.0 | 10,893.5 | 0.0 | 18,078 | 0.0 | 18,078 | -7,234 | 12,952 |
| 2017 | 28,029 | 5,402.6 | 0.0 | 0.0 | 0.0 | 19 | 22,627 | 0.0 | 0.0 | 1,350.0 | 7,375.7 | 0.0 | 8,725.7 | 0.0 | 13,901 | 0.0 | 13,901 | 6,667 | 9,054 |
| 2018 | 21,730 | 4,030.6 | 0.0 | 0.0 | 0.0 | 19 | 17,699 | 0.0 | 0.0 | 1,350.0 | 5,718.1 | 0.0 | 7,068.1 | 0.0 | 10,631 | 0.0 | 10,631 | 17,298 | 6,295 |
| 2019 | 16,846 | 3,124.8 | 0.0 | 0.0 | 0.0 | 19 | 13,721 | 0.0 | 0.0 | 1,350.0 | 4,433.0 | 0.0 | 5,783.0 | 0.0 | 7,938 | 0.0 | 7,938 | 25,236 | 4,274 |
| 2020 | 13,092 | 2,428.3 | 0.0 | 0.0 | 0.0 | 19 | 10,663 | 0.0 | 0.0 | 1,350.0 | 3,445.0 | 0.0 | 4,795.0 | 0.0 | 5,868 | 0.0 | 5,868 | 31,105 | 2,872 |
| 2021 | 10,118 | 1,876.8 | 0.0 | 0.0 | 0.0 | 19 | 8,241 | 0.0 | 0.0 | 1,350.0 | 2,662.5 | 0.0 | 4,012.5 | 0.0 | 4,229 | 0.0 | 4,229 | 35,333 | 1,881 |
| 2022 | 7,844 | 1,455.0 | 0.0 | 0.0 | 0.0 | 19 | 6,389 | 0.0 | 0.0 | 1,350.0 | 2,064.1 | 0.0 | 3,414.1 | 0.0 | 2,975 | 0.0 | 2,975 | 38,308 | 1,203 |
| Sub | 133,926 | 25,613.4 | 0.0 | 0.0 | 0.0 | 19 | 108,313 | 0.0 | 0.0 | 9,450.0 | 35,241.8 | 0.0 | 44,691.8 | 0.0 | 63,621 | 25,312.5 | 38,308 | 38,308 | 19,430 |
| Rem | 17,399 | 3,227.3 | 0.0 | 0.0 | 0.0 | 19 | 14,172 | 0.0 | 0.0 | 5,458.1 | 4,578.4 | 0.0 | 10,036.5 | 1,245.0 | 2,890 | 0.0 | 2,890 | 41,199 | 1,104 |
| Total | 151,325 | 28,840.7 | 0.0 | 0.0 | 0.0 | 19 | 122,484 | 0.0 | 0.0 | 14,908.1 | 39,820.3 | 0.0 | 54,728.3 | 1,245.0 | 66,511 | 25,312.5 | 41,199 | 41,199 | 20,534 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.5 |
| RLI (Principal Product) | 4.17 |
| Reserves Life | 12.00 |
| RLI (BOE) | 4.2 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 530,937 | 19,910 | 19,910 | 18,025 |
| Gas (bbl) | 88,489 | 3,318 | 3,318 | 3,004 |
| *NGL (bbl) | 43,088 | 1,616 | 1,616 | 1,442 |
| Cond (bbl) | 19,052 | 714 | 714 | 532 |
| Total (bbl) | 150,630 | 5,649 | 5,649 | 4,978 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 66,511 | 25,312.5 | 41,199 | 7.29 |
| 5 | 50,824 | 21,914.9 | 28,909 | 5.12 |
| 8 | 43,681 | 20,164.9 | 23,516 | 4.16 |
| 10 | 39,635 | 19,101.0 | 20,534 | 3.64 |
| 15 | 31,465 | 16,750.4 | 14,715 | 2.61 |
| 20 | 25,372 | 14,771.4 | 10,600 | 1.88 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 6,829.39 | 6,829.39 |
| Cost Of Reserves | $/BOE | 4.48 | 4.48 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 1.60 | 1.60 |
| Discounted Payout | (Yrs) | 1.76 | 1.76 |
| DCF Rate of Return | (%) | 66.1 | 66.1 |
| NPV/Undisc Invest | | 0.8 | 0.8 |
| NPV/Disc Invest | | 1.1 | 1.1 |
| NPV/DIS Cap Exposure | | 1.1 | 1.1 |
| NPV/BOEPD | (M$/boepd) | 5.5 | 5.5 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 3.70 | 3.70 | 3.70 | 3.70 |
| Prod (12 Mo Ave) | (BOEPD) | 3.71 | 3.71 | 3.71 | 3.71 |
| Price | ($/BOE) | 26.79 | 26.79 | 26.79 | 26.79 |
| Royalties | ($/BOE) | 5.39 | 5.39 | 5.39 | 5.39 |
| Operating Costs | ($/BOE) | 8.05 | 8.05 | 8.05 | 8.05 |
| NetBack | ($/BOE) | 13.35 | 13.35 | 13.35 | 13.35 |
| Recycle Ratio | (ratio) | 2.98 | 2.98 | 2.98 | 2.98 |

**Legend Energy Canada Ltd.**
**ENTITY INTERESTS**

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Rainbow** | | | | | |
| 00/15-28-108-09W6/2 | SLAVE POINT | Gas<br>Conventional | 3.75% WI<br><br>Remarks: Interest pooled over section | Crown | |

## Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. M$/yr | Fixed Costs Ann. $/w/yr | Fixed Costs Mo. $/w/mo | Variable Oil Costs* Var.[1] $/bbl | Variable Oil Costs* Truck[3] $/bbl | Variable Oil Costs* Trans[3] Adj. $/bbl | Variable Gas Costs* Var.[1] $/Mcf | Variable Gas Costs* Gath.[2] $/Mcf | Variable Gas Costs* Cust[2] Proc. $/Mcf | Variable Gas Costs* Plant[2] Oper. $/Mcf | Variable Gas Costs* Trans[3] Adj. $/Mcf | GCA $/Mcf | Other NGL[3] Trans. $/bbl | Other Water Disp. $/bbl | Other Sulph[3] Trans. $/lt | Other Sulph Oper. $/Mcf | Other Aband Costs M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Rainbow | | | | | | | | | | | | | | | | | | | | |
| 00/15-28-108-09W6/2 | SLAVE POINT | Gas | Probable | | | 3,000 | | | | 2.00 | | | | 0.35 | 2.00 | | | | | 33.20 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

# Legend Energy Canada Ltd.
## CAPITAL COSTS
## ALL COSTS IN 2013 DOLLARS

Effective December 31, 2012 — All Categories

| Location | Formation | Category | Date | Capital Type | Total Amount M$ | Committed Amount M$ | Comments |
|---|---|---|---|---|---|---|---|
| **Rainbow** | | | | | | | |
| 00/15-28-108-09W6/2 | SLAVE POINT | Probable | 2015-12-01 | Gas Equip | 675.0 | 675.0 | Complete, equip and tie in |
| Rainbow Total | | | | | | | |

*Report Time: Mon, 25 Feb 2013 13:58 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Rainbow | Operator: | |
| Location: | 00/15-28-108-09W6/2 | Formation: | SLAVE POINT |
| Category | Probable | Calculation Type: | Volumetric |
| Type: | Gas | Class: | Conventional |
| Current Status: | BEHIND PIPE | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 5,463 ft | Original Volume In Place: | Mbbl | Original Volume In Place: | 898.5 MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | 0.7500 Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 673.9 MMcf |
| Production Area: | 160 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | 11.48 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 673.9 MMcf |
| Reservoir Volume: | 1,837.3 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 530.9 MMcf |
| Porosity: | 0.075 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.150 Fraction | | | Z Factor: * | 0.8350 Fraction |
| Initial Pressure: | 2,656.0 psi | | | Surface Loss: | 0.21 Fraction |
| Initial Temp: | 181 F | | | H2S Content: | 0.0024 Fraction |
| | | | | CO2 Content: | 0.0298 Fraction |

Volumetric Remarks:

Category Remarks: DST: 1664.5-1679.5mKb. GTS @ 102.8 E3m3/d. SIP 18053 Kpa. FP 5329-6928 kpa. Rec 195m mud. No perfs to date.

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 673,906.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2016-01-01 |
| End Date: | 2027-01-17 |
| Initial Rate: | 500 Mcf/day |
| Rate at Effective Date: | 500 Mcf/day |
| Final Rate: | 30 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 673,906.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Pressure, temp, gas analysis from 08-31well.

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | 26,359 bbl | 49.65 bbl/MMcf | 0.0638 Molar Fraction |
| Propane | 8,663 bbl | 16.32 bbl/MMcf | 0.0407 Molar Fraction |
| Butane | 8,066 bbl | 15.19 bbl/MMcf | 0.0232 Molar Fraction |
| Pentane+ | 19,052 bbl | 35.88 bbl/MMcf | 0.0339 Molar Fraction |
| Field Condensate | | | |
| Sulphur | 61 lt | 0.11 lt/MMcf | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 3.75% WI | Crown | |

Participant Remarks: Interest pooled over section

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Rainbow, Alberta
**Entity :** 00/15-28-108-09W6/2
**Formation :** SLAVE POINT
Effective December 31, 2012

Interests: 3.75% WI

Total Probable Reserves

Lease Burden:

Lessor: Crown

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 348 | 127,246.1 | 4,771.7 | 0.0 | 1.99 | 9,496 | 0.5 | 85.00 | 4 | 4 |
| 2017 | 1.0 | 269 | 98,343.1 | 3,687.9 | 0.0 | 1.99 | 7,339 | 0.4 | 85.00 | 3 | 3 |
| 2018 | 1.0 | 209 | 76,241.2 | 2,859.0 | 0.0 | 1.99 | 5,689 | 0.3 | 85.00 | 2 | 2 |
| 2019 | 1.0 | 162 | 59,106.5 | 2,216.5 | 0.0 | 1.99 | 4,411 | 0.3 | 85.00 | 2 | 2 |
| 2020 | 1.0 | 125 | 45,932.9 | 1,722.5 | 0.0 | 1.99 | 3,428 | 0.2 | 85.00 | 1 | 1 |
| 2021 | 1.0 | 97 | 35,499.6 | 1,331.2 | 0.0 | 1.99 | 2,649 | 0.2 | 85.00 | 1 | 1 |
| 2022 | 1.0 | 75 | 27,521.3 | 1,032.1 | 0.0 | 1.99 | 2,054 | 0.1 | 85.00 | 1 | 1 |
| Sub | | | 469,890.8 | 17,620.9 | 0.0 | 1.99 | 35,066 | 2.0 | 85.00 | | |
| Rem | | | 61,046.0 | 2,289.2 | 0.0 | 1.99 | 4,556 | 0.3 | 85.00 | | |
| Total | | | 530,936.8 | 19,910.1 | 0.0 | 1.99 | 39,621 | 2.3 | 85.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | |
|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 171.2 | 0.0 | 101.03 | 17,299.1 | 236.9 | 0.0 | 6.49 | 1,537.5 |
| 2017 | 132.3 | 0.0 | 101.03 | 13,369.7 | 183.1 | 0.0 | 6.49 | 1,188.3 |
| 2018 | 102.6 | 0.0 | 101.03 | 10,365.0 | 141.9 | 0.0 | 6.49 | 921.2 |
| 2019 | 79.5 | 0.0 | 101.03 | 8,035.5 | 110.0 | 0.0 | 6.49 | 714.2 |
| 2020 | 61.8 | 0.0 | 101.03 | 6,244.6 | 85.5 | 0.0 | 6.49 | 555.0 |
| 2021 | 47.8 | 0.0 | 101.03 | 4,826.2 | 66.1 | 0.0 | 6.49 | 428.9 |
| 2022 | 37.0 | 0.0 | 101.03 | 3,741.5 | 51.2 | 0.0 | 6.49 | 332.5 |
| Sub | 632.3 | 0.0 | 101.03 | 63,881.6 | 874.8 | 0.0 | 6.49 | 5,677.6 |
| Rem | 82.1 | 0.0 | 101.03 | 8,299.2 | 113.7 | 0.0 | 6.49 | 737.6 |
| Total | 714.4 | 0.0 | 101.03 | 72,180.8 | 988.5 | 0.0 | 6.49 | 6,415.2 |

| | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 77.9 | 0.0 | 31.04 | 2,416.7 | 72.5 | 0.0 | 75.48 | 5,471.6 | 558.5 | 0.0 | 462.2 |
| 2017 | 60.2 | 0.0 | 31.04 | 1,867.8 | 56.0 | 0.0 | 75.48 | 4,228.8 | 431.6 | 0.0 | 363.7 |
| 2018 | 46.6 | 0.0 | 31.04 | 1,448.0 | 43.4 | 0.0 | 75.48 | 3,278.4 | 334.6 | 0.0 | 286.7 |
| 2019 | 36.2 | 0.0 | 31.04 | 1,122.6 | 33.7 | 0.0 | 75.48 | 2,541.6 | 259.4 | 0.0 | 222.2 |
| 2020 | 28.1 | 0.0 | 31.04 | 872.4 | 26.2 | 0.0 | 75.48 | 1,975.1 | 201.6 | 0.0 | 172.7 |
| 2021 | 21.7 | 0.0 | 31.04 | 674.2 | 20.2 | 0.0 | 75.48 | 1,526.5 | 155.8 | 0.0 | 133.5 |
| 2022 | 16.8 | 0.0 | 31.04 | 522.7 | 15.7 | 0.0 | 75.48 | 1,183.4 | 120.8 | 0.0 | 103.5 |
| Sub | 287.5 | 0.0 | 31.04 | 8,924.4 | 267.7 | 0.0 | 75.48 | 20,205.3 | 2,062.3 | 0.0 | 1,744.5 |
| Rem | 37.4 | 0.0 | 31.04 | 1,159.4 | 34.8 | 0.0 | 75.48 | 2,625.0 | 267.9 | 0.0 | 229.5 |
| Total | 324.9 | 0.0 | 31.04 | 10,083.8 | 302.5 | 0.0 | 75.48 | 22,830.3 | 2,330.3 | 0.0 | 1,974.1 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 |
| 2016 | 36,267 | 7,295.4 | 0.0 | 0.0 | 0.0 | 20 | 28,972 | 0.0 | 0.0 | 1,350.0 |
| 2017 | 28,029 | 5,402.6 | 0.0 | 0.0 | 0.0 | 19 | 22,627 | 0.0 | 0.0 | 1,350.0 |
| 2018 | 21,730 | 4,030.6 | 0.0 | 0.0 | 0.0 | 19 | 17,699 | 0.0 | 0.0 | 1,350.0 |
| 2019 | 16,846 | 3,124.8 | 0.0 | 0.0 | 0.0 | 19 | 13,721 | 0.0 | 0.0 | 1,350.0 |
| 2020 | 13,092 | 2,428.3 | 0.0 | 0.0 | 0.0 | 19 | 10,663 | 0.0 | 0.0 | 1,350.0 |
| 2021 | 10,118 | 1,876.8 | 0.0 | 0.0 | 0.0 | 19 | 8,241 | 0.0 | 0.0 | 1,350.0 |
| 2022 | 7,844 | 1,455.0 | 0.0 | 0.0 | 0.0 | 19 | 6,389 | 0.0 | 0.0 | 1,350.0 |
| Sub | 133,926 | 25,613.4 | 0.0 | 0.0 | 0.0 | 19 | 108,313 | 0.0 | 0.0 | 9,450.0 |
| Rem | 17,399 | 3,227.3 | 0.0 | 0.0 | 0.0 | 19 | 14,172 | 0.0 | 0.0 | 5,458.1 |
| Total | 151,325 | 28,840.7 | 0.0 | 0.0 | 0.0 | 19 | 122,484 | 0.0 | 0.0 | 14,908.1 |

| | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 25,312.5 | -25,312 | -25,312 | -19,101 |
| 2016 | 9,543.5 | 0.0 | 10,893.5 | 0.0 | 18,078 | 0.0 | 18,078 | -7,234 | 12,952 |
| 2017 | 7,375.7 | 0.0 | 8,725.7 | 0.0 | 13,901 | 0.0 | 13,901 | 6,667 | 9,054 |
| 2018 | 5,718.1 | 0.0 | 7,068.1 | 0.0 | 10,631 | 0.0 | 10,631 | 17,298 | 6,295 |
| 2019 | 4,433.0 | 0.0 | 5,783.0 | 0.0 | 7,938 | 0.0 | 7,938 | 25,236 | 4,274 |
| 2020 | 3,445.0 | 0.0 | 4,795.0 | 0.0 | 5,868 | 0.0 | 5,868 | 31,105 | 2,872 |
| 2021 | 2,662.5 | 0.0 | 4,012.5 | 0.0 | 4,229 | 0.0 | 4,229 | 35,333 | 1,881 |
| 2022 | 2,064.1 | 0.0 | 3,414.1 | 0.0 | 2,975 | 0.0 | 2,975 | 38,308 | 1,203 |
| Sub | 35,241.8 | 0.0 | 44,691.8 | 0.0 | 63,621 | 25,312.5 | 38,308 | 38,308 | 19,430 |
| Rem | 4,578.4 | 0.0 | 10,036.5 | 1,245.0 | 2,890 | 0.0 | 2,890 | 41,199 | 1,104 |
| Total | 39,820.3 | 0.0 | 54,728.3 | 1,245.0 | 66,511 | 25,312.5 | 41,199 | 41,199 | 20,534 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.5 |
| RLI (Principal Product) | 4.17 |
| Reserves Life | 12.00 |
| RLI (BOE) | 4.2 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 530,937 | 19,910 | 19,910 | 18,025 |
| Gas (bbl) | 88,489 | 3,318 | 3,318 | 3,004 |
| *NGL (bbl) | 43,088 | 1,616 | 1,616 | 1,442 |
| Cond (bbl) | 19,052 | 714 | 714 | 532 |
| Total (bbl) | 150,630 | 5,649 | 5,649 | 4,978 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 66,511 | 25,312.5 | 41,199 | 7.29 |
| 5 | 50,824 | 21,914.9 | 28,909 | 5.12 |
| 8 | 43,681 | 20,164.9 | 23,516 | 4.16 |
| 10 | 39,635 | 19,101.0 | 20,534 | 3.64 |
| 15 | 31,465 | 16,750.4 | 14,715 | 2.61 |
| 20 | 25,372 | 14,771.4 | 10,600 | 1.88 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 6,829.39 | 6,829.39 |
| Cost Of Reserves | $/BOE | 4.48 | 4.48 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 1.60 | 1.60 |
| Discounted Payout | (Yrs) | 1.76 | 1.76 |
| DCF Rate of Return | (%) | 66.1 | 66.1 |
| NPV/Undisc Invest | | 0.8 | 0.8 |
| NPV/Disc Invest | | 1.1 | 1.1 |
| NPV/DIS Cap Exposure | | 1.1 | 1.1 |
| NPV/BOEPD | (M$/boepd) | 5.5 | 5.5 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 3.70 | 3.70 | 3.70 | 3.70 |
| Prod (12 Mo Ave) | (BOEPD) | 3.71 | 3.71 | 3.71 | 3.71 |
| Price | ($/BOE) | 26.79 | 26.79 | 26.79 | 26.79 |
| Royalties | ($/BOE) | 5.39 | 5.39 | 5.39 | 5.39 |
| Operating Costs | ($/BOE) | 8.05 | 8.05 | 8.05 | 8.05 |
| NetBack | ($/BOE) | 13.35 | 13.35 | 13.35 | 13.35 |
| Recycle Ratio | (ratio) | 2.98 | 2.98 | 2.98 | 2.98 |


R19W4
R18
T12
T11
T10
R19W4
R18

| WELL LEGEND | |
|---|---|
| Oil | Location |
| Gas | Other |
| Suspended Oil | Abandoned Gas |
| Suspended Gas | Abandoned Oil |
| Suspended | Abandoned |
| Injection | |

| PIPELINE LEGEND |
|---|
| Oil |
| Natural Gas |
| Sour Natural Gas |
| Water |
| Other |

Legend Energy Canada Ltd.

**Turin**

Alberta

Quick Select
(403) 640-9080

Date: 2013/2/1
Author: kim

# Legend Energy Canada Ltd.
## DETAILED ECONOMIC SUMMARY
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012 Turin

| | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| **Light and Medium Oil** **Mbbl** | | | | | | |
| Ultimate Remaining | 48.2 | | | 48.2 | 23.5 | 71.7 |
| WI Before Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| WI After Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Royalty Interest | 0.3 | | | 0.3 | 0.1 | 0.4 |
| Total Net | 0.3 | | | 0.3 | 0.1 | 0.4 |
| **Total Oil** **Mbbl** | | | | | | |
| Ultimate Remaining | 48.2 | | | 48.2 | 23.5 | 71.7 |
| WI Before Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| WI After Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Royalty Interest | 0.3 | | | 0.3 | 0.1 | 0.4 |
| Total Net | 0.3 | | | 0.3 | 0.1 | 0.4 |
| **Sales Gas** **MMcf** | | | | | | |
| Ultimate Remaining | 395.9 | | | 395.9 | 180.8 | 576.7 |
| WI Before Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| WI After Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Royalty Interest | 2.3 | | | 2.3 | 1.1 | 3.4 |
| Total Net | 2.3 | | | 2.3 | 1.1 | 3.4 |
| **NGLs** **Mbbl** | | | | | | |
| Ultimate Remaining | 8.4 | | | 8.4 | 3.8 | 12.1 |
| WI Before Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| WI After Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Royalty Interest | 0.1 | | | 0.1 | 0.0 | 0.1 |
| Total Net | 0.1 | | | 0.1 | 0.0 | 0.1 |
| **Sulphur** **Mlt** | | | | | | |
| Ultimate Remaining | 0.0 | | | 0.0 | 0.0 | 0.0 |
| WI Before Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| WI After Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 0.0 | | | 0.0 | 0.0 | 0.0 |
| **MBOE** **MBoe** | | | | | | |
| Ultimate Remaining | 122.5 | | | 122.5 | 57.4 | 179.9 |
| WI Before Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| WI After Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Royalty Interest | 0.7 | | | 0.7 | 0.3 | 1.1 |
| Total Net | 0.7 | | | 0.7 | 0.3 | 1.1 |
| **NPV - BTAX** **M$** | | | | | | |
| Undiscounted | 27.8 | | | 27.8 | 13.5 | 41.3 |
| Discounted at 5% | 23.4 | | | 23.4 | 9.0 | 32.4 |
| Discounted at 10% | 20.3 | | | 20.3 | 6.3 | 26.6 |
| Discounted at 15% | 17.9 | | | 17.9 | 4.7 | 22.6 |
| Discounted at 20% | 16.1 | | | 16.1 | 3.6 | 19.7 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Turin

Effective December 31, 2012

Proved Developed Producing

| Location | Formation | Avg Int | Derived | Oil | | | Sales Gas | | | NGL | | | BOE | | | Present Value | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | WI | RI | Net | WI | RI | Net | WI | RI | Net | WI | RI | Net | 5% | 10% | 15% |
| | | % | | Mstb | Mstb | Mstb | MMcf | MMcf | MMcf | Mstb | Mstb | Mstb | MBoe | MBoe | MBoe | M$ | M$ | M$ |
| Turin | | | | | | | | | | | | | | | | | | |
| 00/12-01-011-18W4/0 | SUNBURST SS | 0.29 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.7 | 0.7 | 0.6 |
| 00/09-06-011-18W4/2 | FISH SCALES | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 |
| 00/12-07-011-18W4/0 | SUNBURST SS | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 3.0 | 2.7 | 2.4 |
| 00/13-07-011-18W4/0 | SAWTOOTH | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 0.3 |
| 00/14-07-011-18W4/0 | MANNVILLE LOWER | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.2 | 1.1 | 1.1 |
| 00/06-18-011-18W4/0 | SUNBURST SS | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.8 | 0.8 |
| 00/08-18-011-18W4/3 | MANNVILLE LOWER | 0.62 | PDP | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 5.0 | 4.3 | 3.8 |
| 00/09-12-011-19W4/0 | SAWTOOTH | 0.62 | PDP | 0.0 | 0.1 | 0.1 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 6.8 | 5.7 | 4.9 |
| 00/13-15-011-19W4/0 | GLAUCONITIC | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 1.8 | 1.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 4.7 | 3.9 | 3.3 |
| 00/12-35-011-19W4/0 | MANNVILLE GRP | 0.46 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.8 | 0.7 | 0.6 |
| 00/10-36-011-19W4/0 | MANNVILLE GRP | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Turin | | | | 0.0 | 0.3 | 0.3 | 0.0 | 2.3 | 2.3 | 0.0 | 0.1 | 0.1 | 0.0 | 0.7 | 0.7 | 23.4 | 20.3 | 17.9 |
| Total | | | | 0.0 | 0.3 | 0.3 | 0.0 | 2.3 | 2.3 | 0.0 | 0.1 | 0.1 | 0.0 | 0.7 | 0.7 | 23.4 | 20.3 | 17.9 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Turin

Effective December 31, 2012 — Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 7.0 | 30 | 11,079.5 | 0.0 | 65.4 | 69.99 | 4,580 | 3.0 | 204 | 74,568.3 | 0.0 | 437.1 | 2.37 | 1,035 | 0.0 | 85.02 | 0 | 0 |
| 2014 | 6.0 | 24 | 8,927.8 | 0.0 | 52.5 | 69.99 | 3,674 | 3.0 | 154 | 56,207.0 | 0.0 | 326.3 | 2.39 | 781 | 0.0 | 85.00 | 0 | 0 |
| 2015 | 6.0 | 20 | 7,139.5 | 0.0 | 41.8 | 69.99 | 2,922 | 2.0 | 130 | 47,556.8 | 0.0 | 275.6 | 2.40 | 660 | 0.0 | 85.02 | 0 | 0 |
| 2016 | 4.0 | 14 | 5,130.3 | 0.0 | 30.4 | 69.99 | 2,125 | 2.0 | 111 | 40,543.3 | 0.0 | 235.8 | 2.40 | 565 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 3.0 | 11 | 3,997.0 | 0.0 | 25.0 | 69.99 | 1,748 | 2.0 | 94 | 34,268.8 | 0.0 | 201.2 | 2.39 | 482 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 3.0 | 9 | 3,225.0 | 0.0 | 20.2 | 69.99 | 1,411 | 2.0 | 81 | 29,460.0 | 0.0 | 172.9 | 2.39 | 414 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 2.0 | 7 | 2,395.3 | 0.0 | 15.0 | 69.99 | 1,048 | 2.0 | 69 | 25,209.4 | 0.0 | 147.9 | 2.39 | 354 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 2.0 | 6 | 2,114.2 | 0.0 | 13.2 | 69.99 | 925 | 1.0 | 46 | 16,834.0 | 0.0 | 105.2 | 2.40 | 253 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 2.0 | 5 | 1,856.1 | 0.0 | 11.6 | 69.99 | 812 | 1.0 | 40 | 14,517.8 | 0.0 | 90.7 | 2.40 | 218 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 2.0 | 3 | 1,104.1 | 0.0 | 6.9 | 69.99 | 483 | 1.0 | 34 | 12,557.9 | 0.0 | 78.5 | 2.40 | 189 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 46,968.9 | 0.0 | 281.9 | 69.99 | 19,729 | | | 351,723.3 | 0.0 | 2,071.3 | 2.39 | 4,950 | 0.0 | 85.01 | | |
| Rem | | | 1,221.7 | 0.0 | 7.6 | 69.99 | 534 | | | 44,145.7 | 0.0 | 275.9 | 2.40 | 663 | 0.0 | 0.00 | | |
| Total | | | 48,190.6 | 0.0 | 289.5 | 69.99 | 20,263 | | | 395,869.0 | 0.0 | 2,347.2 | 2.39 | 5,613 | 0.0 | 85.01 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 2.0 | 101.03 | 202.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 3.7 | 31.04 | 115.6 | 0.0 | 2.5 | 75.48 | 187.0 | 0.0 | 8.2 | 8.2 |
| 2014 | 0.0 | 1.7 | 101.03 | 170.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 3.2 | 31.04 | 98.3 | 0.0 | 2.1 | 75.48 | 159.5 | 0.0 | 7.0 | 7.0 |
| 2015 | 0.0 | 1.4 | 101.03 | 145.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.7 | 31.04 | 84.0 | 0.0 | 1.8 | 75.48 | 136.6 | 0.0 | 6.0 | 6.0 |
| 2016 | 0.0 | 1.2 | 101.03 | 124.5 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.3 | 31.04 | 71.7 | 0.0 | 1.5 | 75.48 | 116.8 | 0.0 | 5.1 | 5.1 |
| 2017 | 0.0 | 1.1 | 101.03 | 106.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.0 | 31.04 | 61.0 | 0.0 | 1.3 | 75.48 | 99.6 | 0.0 | 4.3 | 4.3 |
| 2018 | 0.0 | 0.9 | 101.03 | 91.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.7 | 31.04 | 52.5 | 0.0 | 1.1 | 75.48 | 85.8 | 0.0 | 3.7 | 3.7 |
| 2019 | 0.0 | 0.8 | 101.03 | 78.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.4 | 31.04 | 44.9 | 0.0 | 1.0 | 75.48 | 73.6 | 0.0 | 3.2 | 3.2 |
| 2020 | 0.0 | 0.6 | 101.03 | 58.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.1 | 31.04 | 33.7 | 0.0 | 0.7 | 75.48 | 54.8 | 0.0 | 2.4 | 2.4 |
| 2021 | 0.0 | 0.5 | 101.03 | 50.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.9 | 31.04 | 29.1 | 0.0 | 0.6 | 75.48 | 47.2 | 0.0 | 2.1 | 2.1 |
| 2022 | 0.0 | 0.4 | 101.03 | 43.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.8 | 31.04 | 25.2 | 0.0 | 0.5 | 75.48 | 40.9 | 0.0 | 1.8 | 1.8 |
| Sub | 0.0 | 10.6 | 101.03 | 1,073.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 19.8 | 31.04 | 616.0 | 0.0 | 13.3 | 75.48 | 1,001.8 | 0.0 | 43.7 | 43.7 |
| Rem | 0.0 | 1.5 | 101.03 | 156.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.8 | 31.04 | 87.2 | 0.0 | 1.9 | 75.48 | 143.5 | 0.0 | 6.3 | 6.3 |
| Total | 0.0 | 12.2 | 101.03 | 1,229.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 22.7 | 31.04 | 703.3 | 0.0 | 15.2 | 75.48 | 1,145.3 | 0.0 | 50.0 | 50.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 6,120 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 6,120 | 0.0 | 0.0 | 0.0 | 0.0 | 215.7 | 215.7 | 0.0 | 5,904 | 0.0 | 5,904 | 5,904 | 5,640 |
| 2014 | 4,883 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 4,883 | 0.0 | 0.0 | 0.0 | 0.0 | 160.6 | 160.6 | 0.0 | 4,723 | 0.0 | 4,723 | 10,627 | 4,101 |
| 2015 | 3,949 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 3,949 | 0.0 | 0.0 | 0.0 | 0.0 | 136.7 | 136.7 | 0.0 | 3,812 | 0.0 | 3,812 | 14,439 | 3,014 |
| 2016 | 3,003 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 3,003 | 0.0 | 0.0 | 0.0 | 0.0 | 117.9 | 117.9 | 0.0 | 2,885 | 0.0 | 2,885 | 17,324 | 2,067 |
| 2017 | 2,497 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,497 | 0.0 | 0.0 | 0.0 | 0.0 | 100.6 | 100.6 | 0.0 | 2,397 | 0.0 | 2,397 | 19,721 | 1,561 |
| 2018 | 2,055 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,055 | 0.0 | 0.0 | 0.0 | 0.0 | 86.5 | 86.5 | 0.0 | 1,968 | 0.0 | 1,968 | 21,689 | 1,166 |
| 2019 | 1,599 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,599 | 0.0 | 0.0 | 0.0 | 0.0 | 73.9 | 73.9 | 0.0 | 1,526 | 0.0 | 1,526 | 23,215 | 821 |
| 2020 | 1,325 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,325 | 0.0 | 0.0 | 0.0 | 0.0 | 52.6 | 52.6 | 0.0 | 1,273 | 0.0 | 1,273 | 24,487 | 623 |
| 2021 | 1,157 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,157 | 0.0 | 0.0 | 0.0 | 0.0 | 45.4 | 45.4 | 0.0 | 1,112 | 0.0 | 1,112 | 25,599 | 495 |
| 2022 | 782 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 782 | 0.0 | 0.0 | 0.0 | 0.0 | 39.2 | 39.2 | 0.0 | 742 | 0.0 | 742 | 26,342 | 300 |
| Sub | 27,371 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 27,371 | 0.0 | 0.0 | 0.0 | 0.0 | 1,029.2 | 1,029.2 | 0.0 | 26,342 | 0.0 | 26,342 | 26,342 | 19,788 |
| Rem | 1,584 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,584 | 0.0 | 0.0 | 0.0 | 0.0 | 138.0 | 138.0 | 0.0 | 1,446 | 0.0 | 1,446 | 27,788 | 471 |
| Total | 28,955 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 28,955 | 0.0 | 0.0 | 0.0 | 0.0 | 1,167.2 | 1,167.2 | 0.0 | 27,788 | 0.0 | 27,788 | 27,788 | 20,259 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 3.2 |
| RLI (Principal Product) | 4.99 |
| Reserves Life | 16.00 |
| RLI (BOE) | 5.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 48,191 | 0 | 290 | 290 |
| Gas (Mcf) | 395,869 | 0 | 2,347 | 2,347 |
| Gas (bbl) | 65,978 | 0 | 391 | 391 |
| *NGL (bbl) | 6,329 | 0 | 38 | 38 |
| Cond (bbl) | 2,031 | 0 | 12 | 12 |
| Total (bbl) | 122,529 | 0 | 731 | 731 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 27,788 | 0.0 | 27,788 | 38.03 |
| 5 | 23,409 | 0.0 | 23,409 | 32.04 |
| 8 | 21,404 | 0.0 | 21,404 | 29.29 |
| 10 | 20,259 | 0.0 | 20,259 | 27.72 |
| 15 | 17,904 | 0.0 | 17,904 | 24.50 |
| 20 | 16,087 | 0.0 | 16,087 | 22.02 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | | 10.0 |
| Payout | (Yrs) | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > | 200.0 |
| NPV/Undisc Invest | | 0.0 | | 0.0 |
| NPV/Disc Invest | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | 50.5 | | 50.5 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.43 | 0.43 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.40 | 0.40 |
| Price | ($/BOE) | 0.00 | 0.00 | 41.78 | 41.78 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 1.47 | 1.47 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 40.30 | 40.30 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Turin

Effective December 31, 2012

Proved Plus Probable

| Location | Formation | Avg Int | Derived | Oil | | | Sales Gas | | | NGL | | | BOE | | | Present Value | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | WI | RI | Net | WI | RI | Net | WI | RI | Net | WI | RI | Net | 5% | 10% | 15% |
| | | % | | Mstb | Mstb | Mstb | MMcf | MMcf | MMcf | Mstb | Mstb | Mstb | MBoe | MBoe | MBoe | M$ | M$ | M$ |
| Turin | | | | | | | | | | | | | | | | | | |
| 00/12-01-011-18W4/0 | SUNBURST SS | 0.29 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.8 | 0.7 |
| 00/09-06-011-18W4/2 | FISH SCALES | 0.62 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 |
| 00/12-07-011-18W4/0 | SUNBURST SS | 0.62 | P+P | 0.0 | 0.1 | 0.1 | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 6.1 | 4.9 | 4.1 |
| 00/13-07-011-18W4/0 | SAWTOOTH | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.3 | 0.3 |
| 00/14-07-011-18W4/0 | MANNVILLE LOWER | 0.62 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.1 | 1.9 | 1.7 |
| 00/06-18-011-18W4/0 | SUNBURST SS | 0.62 | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.8 | 0.8 |
| 00/08-18-011-18W4/3 | MANNVILLE LOWER | 0.62 | P+P | 0.0 | 0.1 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 6.5 | 5.3 | 4.5 |
| 00/09-12-011-19W4/0 | SAWTOOTH | 0.62 | P+P | 0.0 | 0.1 | 0.1 | 0.0 | 0.2 | 0.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.2 | 0.2 | 8.2 | 6.6 | 5.5 |
| 00/13-15-011-19W4/0 | GLAUCONITIC | 0.62 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 2.6 | 2.6 | 0.0 | 0.1 | 0.1 | 0.0 | 0.5 | 0.5 | 6.2 | 4.9 | 4.0 |
| 00/12-35-011-19W4/0 | MANNVILLE GRP | 0.46 | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.5 | 0.5 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 1.1 | 0.9 | 0.8 |
| 00/10-36-011-19W4/0 | MANNVILLE GRP | | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Turin | | | | 0.0 | 0.4 | 0.4 | 0.0 | 3.4 | 3.4 | 0.0 | 0.1 | 0.1 | 0.0 | 1.1 | 1.1 | 32.4 | 26.6 | 22.6 |
| Total | | | | 0.0 | 0.4 | 0.4 | 0.0 | 3.4 | 3.4 | 0.0 | 0.1 | 0.1 | 0.0 | 1.1 | 1.1 | 32.4 | 26.6 | 22.6 |

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
# CASH FLOW
# Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Turin

Effective December 31, 2012 — Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 7.0 | 31 | 11,398.3 | 0.0 | 67.4 | 69.99 | 4,715 | 3.0 | 209 | 76,432.3 | 0.0 | 448.0 | 2.37 | 1,061 | 0.0 | 85.02 | 0 | 0 |
| 2014 | 6.0 | 27 | 9,686.2 | 0.0 | 57.1 | 69.99 | 3,995 | 3.0 | 173 | 63,133.6 | 0.0 | 367.7 | 2.38 | 876 | 0.0 | 85.00 | 0 | 0 |
| 2015 | 6.0 | 23 | 8,371.6 | 0.0 | 49.2 | 69.99 | 3,445 | 2.0 | 146 | 53,372.0 | 0.0 | 309.2 | 2.40 | 741 | 0.0 | 85.02 | 0 | 0 |
| 2016 | 5.0 | 20 | 7,294.6 | 0.0 | 42.8 | 69.99 | 2,996 | 2.0 | 131 | 48,051.0 | 0.0 | 278.2 | 2.40 | 666 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 5.0 | 17 | 6,374.2 | 0.0 | 38.1 | 69.99 | 2,664 | 2.0 | 118 | 42,982.1 | 0.0 | 249.7 | 2.40 | 598 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 4.0 | 13 | 4,738.4 | 0.0 | 29.6 | 69.99 | 2,073 | 2.0 | 104 | 38,135.8 | 0.0 | 223.6 | 2.39 | 535 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 3.0 | 11 | 4,188.2 | 0.0 | 26.2 | 69.99 | 1,832 | 2.0 | 94 | 34,473.9 | 0.0 | 202.1 | 2.39 | 484 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 3.0 | 10 | 3,827.6 | 0.0 | 23.9 | 69.99 | 1,674 | 2.0 | 85 | 31,245.5 | 0.0 | 183.1 | 2.39 | 438 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 3.0 | 10 | 3,479.5 | 0.0 | 21.7 | 69.99 | 1,522 | 2.0 | 77 | 28,165.6 | 0.0 | 165.0 | 2.39 | 395 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 3.0 | 9 | 3,172.8 | 0.0 | 19.8 | 69.99 | 1,388 | 2.0 | 70 | 25,463.1 | 0.0 | 149.1 | 2.39 | 357 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 62,531.2 | 0.0 | 375.8 | 69.99 | 26,304 | | | 441,454.9 | 0.0 | 2,575.6 | 2.39 | 6,152 | 0.0 | 85.01 | | |
| Rem | | | 9,157.2 | 0.0 | 57.2 | 69.99 | 4,006 | | | 135,262.1 | 0.0 | 836.3 | 2.44 | 2,040 | 0.0 | 0.00 | | |
| Total | | | 71,688.4 | 0.0 | 433.0 | 69.99 | 30,310 | | | 576,717.0 | 0.0 | 3,411.9 | 2.40 | 8,192 | 0.0 | 85.01 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 2.0 | 101.03 | 207.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 3.8 | 31.04 | 118.5 | 0.0 | 2.5 | 75.48 | 191.7 | 0.0 | 8.4 | 8.4 |
| 2014 | 0.0 | 1.8 | 101.03 | 183.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 3.4 | 31.04 | 105.4 | 0.0 | 2.3 | 75.48 | 171.1 | 0.0 | 7.5 | 7.5 |
| 2015 | 0.0 | 1.6 | 101.03 | 163.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 3.0 | 31.04 | 94.1 | 0.0 | 2.0 | 75.48 | 152.9 | 0.0 | 6.7 | 6.7 |
| 2016 | 0.0 | 1.4 | 101.03 | 146.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.7 | 31.04 | 84.5 | 0.0 | 1.8 | 75.48 | 137.5 | 0.0 | 6.0 | 6.0 |
| 2017 | 0.0 | 1.3 | 101.03 | 131.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.4 | 31.04 | 75.7 | 0.0 | 1.6 | 75.48 | 123.3 | 0.0 | 5.4 | 5.4 |
| 2018 | 0.0 | 1.2 | 101.03 | 117.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.2 | 31.04 | 67.5 | 0.0 | 1.5 | 75.48 | 110.3 | 0.0 | 4.8 | 4.8 |
| 2019 | 0.0 | 1.1 | 101.03 | 106.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.0 | 31.04 | 61.0 | 0.0 | 1.3 | 75.48 | 99.6 | 0.0 | 4.3 | 4.3 |
| 2020 | 0.0 | 1.0 | 101.03 | 96.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.8 | 31.04 | 55.3 | 0.0 | 1.2 | 75.48 | 90.2 | 0.0 | 3.9 | 3.9 |
| 2021 | 0.0 | 0.9 | 101.03 | 86.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.6 | 31.04 | 49.8 | 0.0 | 1.1 | 75.48 | 81.3 | 0.0 | 3.5 | 3.5 |
| 2022 | 0.0 | 0.8 | 101.03 | 78.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.5 | 31.04 | 45.0 | 0.0 | 1.0 | 75.48 | 73.4 | 0.0 | 3.2 | 3.2 |
| Sub | 0.0 | 13.0 | 101.03 | 1,317.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 24.4 | 31.04 | 756.8 | 0.0 | 16.3 | 75.48 | 1,231.5 | 0.0 | 53.7 | 53.7 |
| Rem | 0.0 | 4.6 | 102.70 | 473.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 8.5 | 31.54 | 266.6 | 0.0 | 5.7 | 76.71 | 437.0 | 0.0 | 18.8 | 18.8 |
| Total | 0.0 | 17.6 | 101.47 | 1,790.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 32.8 | 31.17 | 1,023.4 | 0.0 | 22.0 | 75.80 | 1,668.5 | 0.0 | 72.5 | 72.5 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 6,293 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 6,293 | 0.0 | 0.0 | 0.0 | 0.0 | 221.2 | 221.2 | 0.0 | 6,072 | 0.0 | 6,072 | 6,072 | 5,798 |
| 2014 | 5,331 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 5,331 | 0.0 | 0.0 | 0.0 | 0.0 | 181.3 | 181.3 | 0.0 | 5,150 | 0.0 | 5,150 | 11,221 | 4,471 |
| 2015 | 4,596 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 4,596 | 0.0 | 0.0 | 0.0 | 0.0 | 153.6 | 153.6 | 0.0 | 4,442 | 0.0 | 4,442 | 15,663 | 3,508 |
| 2016 | 4,031 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 4,031 | 0.0 | 0.0 | 0.0 | 0.0 | 139.1 | 139.1 | 0.0 | 3,892 | 0.0 | 3,892 | 19,555 | 2,788 |
| 2017 | 3,592 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 3,592 | 0.0 | 0.0 | 0.0 | 0.0 | 124.9 | 124.9 | 0.0 | 3,468 | 0.0 | 3,468 | 23,023 | 2,259 |
| 2018 | 2,904 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,904 | 0.0 | 0.0 | 0.0 | 0.0 | 111.8 | 111.8 | 0.0 | 2,792 | 0.0 | 2,792 | 25,815 | 1,653 |
| 2019 | 2,583 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,583 | 0.0 | 0.0 | 0.0 | 0.0 | 101.0 | 101.0 | 0.0 | 2,482 | 0.0 | 2,482 | 28,297 | 1,336 |
| 2020 | 2,355 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,355 | 0.0 | 0.0 | 0.0 | 0.0 | 91.5 | 91.5 | 0.0 | 2,263 | 0.0 | 2,263 | 30,560 | 1,107 |
| 2021 | 2,135 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,135 | 0.0 | 0.0 | 0.0 | 0.0 | 82.5 | 82.5 | 0.0 | 2,053 | 0.0 | 2,053 | 32,612 | 913 |
| 2022 | 1,942 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,942 | 0.0 | 0.0 | 0.0 | 0.0 | 74.6 | 74.6 | 0.0 | 1,867 | 0.0 | 1,867 | 34,480 | 755 |
| Sub | 35,761 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 35,761 | 0.0 | 0.0 | 0.0 | 0.0 | 1,281.4 | 1,281.4 | 0.0 | 34,480 | 0.0 | 34,480 | 34,480 | 24,589 |
| Rem | 7,223 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 7,223 | 0.0 | 0.0 | 0.0 | 0.0 | 418.1 | 418.1 | 0.0 | 6,805 | 0.0 | 6,805 | 41,285 | 2,009 |
| Total | 42,984 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 42,984 | 0.0 | 0.0 | 0.0 | 0.0 | 1,699.5 | 1,699.5 | 0.0 | 41,285 | 0.0 | 41,285 | 41,285 | 26,598 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 4.7 |
| RLI (Principal Product) | 7.14 |
| Reserves Life | 24.00 |
| RLI (BOE) | 7.1 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 71,688 | 0 | 433 | 433 |
| Gas (Mcf) | 576,717 | 0 | 3,412 | 3,412 |
| Gas (bbl) | 96,120 | 0 | 569 | 569 |
| *NGL (bbl) | 9,190 | 0 | 55 | 55 |
| Cond (bbl) | 2,950 | 0 | 18 | 18 |
| Total (bbl) | 179,948 | 0 | 1,074 | 1,074 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 41,285 | 0.0 | 41,285 | 38.43 |
| 5 | 32,376 | 0.0 | 32,376 | 30.14 |
| 8 | 28,639 | 0.0 | 28,639 | 26.66 |
| 10 | 26,598 | 0.0 | 26,598 | 24.76 |
| 15 | 22,613 | 0.0 | 22,613 | 21.05 |
| 20 | 19,728 | 0.0 | 19,728 | 18.37 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 64.6 | 64.6 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.43 | 0.43 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.41 | 0.41 |
| Price | ($/BOE) | 0.00 | 0.00 | 41.83 | 41.83 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 1.47 | 1.47 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 40.36 | 40.36 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Turin** | | | | | |
| 02/03-01-011-18W4/0 | SUNBURST SS | Oil<br>Light | Freehold 0.292% Manual<br>Remarks: 1.825% of the 16% Freehold Royalty | Freehold 16% Manual | |
| 02/03-01-011-18W4/2 | MANNVILLE LOWER | Oil<br>Light | Freehold 0.292% Manual<br>Remarks: 1.825% of the 16% Freehold Royalty | Freehold 16% Manual | |
| 00/12-01-011-18W4/0 | SUNBURST SS | Oil<br>Light | Freehold 0.292% Manual<br>Remarks: 1.825% of the 16% Freehold Royalty | Freehold 16% Manual | |
| 00/09-06-011-18W4/0 | MANNVILLE LOWER | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/09-06-011-18W4/2 | FISH SCALES | Gas<br>Conventional | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 02/14-06-011-18W4/0 | MANNVILLE LOWER | Gas<br>Conventional | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 02/14-06-011-18W4/2 | MANNVILLE LOWER | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/04-07-011-18W4/0 | MANNVILLE LOWER | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/04-07-011-18W4/2 | BOW ISLAND | Gas<br>Conventional | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/11-07-011-18W4/0 | MANNVILLE LOWER | Service<br>Undefined | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/12-07-011-18W4/0 | SUNBURST SS | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/13-07-011-18W4/0 | SAWTOOTH | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/14-07-011-18W4/0 | MANNVILLE LOWER | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/02-18-011-18W4/0 | SUNBURST SS | Service<br>Undefined | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/03-18-011-18W4/0 | SAWTOOTH | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/06-18-011-18W4/0 | SUNBURST SS | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/08-18-011-18W4/3 | MANNVILLE LOWER | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/01-12-011-19W4/0 | SAWTOOTH | Oil<br>Light | 100% WI | Crown | |

**Legend Energy Canada Ltd.**
**ENTITY INTERESTS**

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| 00/09-12-011-19W4/0 | SAWTOOTH | Oil<br>Light | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/13-15-011-19W4/0 | GLAUCONITIC | Gas<br>Conventional | Freehold 0.625% Manual<br>Remarks: 3.125% of a 20% Freehold Royalty | Freehold 20% Manual | |
| 00/16-26-011-19W4/0 | SUNBURST SS | Oil<br>Light | Freehold 1.3125% Manual<br>Remarks: 7.2917% of a 18% Freehold Royalty | Freehold 18% Manual | |
| 00/12-35-011-19W4/0 | MANNVILLE GRP | Gas<br>Conventional | Freehold 0.45828% Manual<br>Remarks: 2.546% of a 18% Freehold Royalty | Freehold 18% Manual | |
| 00/05-36-011-19W4/0 | MANNVILLE GRP | Gas<br>Conventional | Freehold 0.45828% Manual<br>Remarks: 2.546% of a 18% Freehold Royalty | Freehold 18% Manual | |
| 00/10-36-011-19W4/0 | MANNVILLE GRP | Gas<br>Conventional | Freehold 0.45828% Manual<br>Remarks: 2.546% of a 18% Freehold Royalty | Freehold 18% Manual | |
| 00/10-36-011-19W4/2 | BOW ISLAND | Gas<br>Conventional | Freehold 0.45828% Manual<br>Remarks: 2.546% of a 18% Freehold Royalty | Freehold 18% Manual | |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Turin** | | | | | | | | | | | | | |
| 02/03-01-011-18W4/0 | SUSPENDED OIL | Oil | SUNBURST SS | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | LOWER MANNVILLE U2U | AB091103 10147 | | | 1998-11-14 | 1997-12-23 | 1998-01-18 |
| 02/03-01-011-18W4/2 | SUSPENDED OIL | Oil | MANNVILLE LOWER | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | LOWER MANNVILLE U2U | AB091103 10147 | | | 2011-08-31 | 1997-12-23 | 1998-11-14 |
| 00/12-01-011-18W4/0 | PUMPING OIL | Oil | SUNBURST SS | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | LOWER MANNVILLE H3H | AB091103 10208 | | | 1999-10-29 | 1999-08-24 | 1999-10-29 |
| 00/09-06-011-18W4/0 | OIL ABANDONED ZONE | Oil | MANNVILLE LOWER | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | LOWER MANNVILLE II | AB091103 10035 | | | 2003-03-03 | 1985-11-01 | 1985-12-01 |
| 00/09-06-011-18W4/2 | FLOWING GAS | Gas | FISH SCALES | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | FISH SCALES A | AB091102 02001 | | | 2003-04-25 | 1985-11-01 | 2003-04-25 |
| 02/14-06-011-18W4/0 | ABANDONED GAS ZONE | Gas | MANNVILLE LOWER | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | LOWER MANNVILLE Y2Y | AB091103 10151 | | | 2004-06-27 | 1997-12-01 | 1998-02-11 |
| 02/14-06-011-18W4/2 | ABANDONED OIL | Oil | MANNVILLE LOWER | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | SUNBURST UNDEFINED | AB091103 32098 | | | 2004-07-22 | 1997-12-01 | 2000-04-06 |
| 00/04-07-011-18W4/0 | OIL ABANDONED ZONE | Oil | MANNVILLE LOWER | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 2002-10-09 | 1984-04-16 | 1984-05-03 |
| 00/04-07-011-18W4/2 | SUSPENDED GAS | Gas | BOW ISLAND | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | BOW ISLAND UNDEFINED | AB091102 13098 | | | 2009-08-01 | 1984-04-16 | 2002-10-10 |
| 00/11-07-011-18W4/0 | WATER INJECTOR | Undefined | MANNVILLE LOWER | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 2011-01-01 | 1988-11-25 | 1988-12-09 |
| 00/12-07-011-18W4/0 | PUMPING OIL | Oil | SUNBURST SS | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 1995-03-18 | 1995-03-12 | 1995-03-18 |
| 00/13-07-011-18W4/0 | PUMPING OIL | Oil | SAWTOOTH | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 1995-06-04 | 1995-05-30 | 1995-06-04 |
| 00/14-07-011-18W4/0 | PUMPING OIL | Oil | MANNVILLE LOWER | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 1988-01-06 | 1985-05-28 | 1985-06-11 |
| 00/02-18-011-18W4/0 | WATER INJECTOR | Undefined | SUNBURST SS | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 2011-01-01 | 1990-11-13 | 1991-02-01 |
| 00/03-18-011-18W4/0 | SUSPENDED OIL | Oil | SAWTOOTH | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 2008-06-25 | 1989-04-18 | 1989-05-05 |
| 00/06-18-011-18W4/0 | PUMPING OIL | Oil | SUNBURST SS | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 2012-05-20 | 1985-11-13 | 1986-02-01 |
| 00/08-18-011-18W4/3 | PUMPING OIL | Oil | MANNVILLE LOWER | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 2010-07-13 | 2010-02-13 | 2010-07-13 |
| 00/01-12-011-19W4/0 | ABANDONED OIL | Oil | SAWTOOTH | CANADIAN NATURAL | TURIN | AB0911 | CMG POOL 004 - | AB091108 | | | 2003-09-10 | 1988-07-26 | 1988-08-11 |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| | | | | | Field | | Pool | | Unit | | Dates | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Well ID** | **Status** | **Type** | **Formation** | **Operator** | **Name** | **Code** | **Name** | **Code** | **Name** | **Code** | **Status** | **Rig Rel** | **On Prod** |
| | | | | RESOURCES LIMITED | | | LOWER MANNVILLE MM,SAWTOO | 00460 | | | | | |
| 00/09-12-011-19W4/0 | PUMPING OIL | Oil | SAWTOOTH | CANADIAN NATURAL RESOURCES LIMITED | TURIN | AB0911 | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | AB091108 00460 | | | 1995-05-19 | 1995-05-07 | 1995-05-19 |
| 00/13-15-011-19W4/0 | FLOWING GAS | Gas | GLAUCONITIC | ZARGON OIL & GAS LTD. | RETLAW | AB0778 | MANNVILLE L3L | AB077802 48212 | | | 1991-12-23 | 1990-08-04 | 1991-12-23 |
| 00/16-26-011-19W4/0 | ABANDONED OIL | Oil | SUNBURST SS | HUNT OIL COMPANY OF CANADA, INC. | RETLAW | AB0778 | MANNVILLE GG | AB077802 48033 | | | 1999-12-27 | 1978-09-04 | 1978-09-29 |
| 00/12-35-011-19W4/0 | FLOWING GAS | Gas | MANNVILLE GRP | ZARGON OIL & GAS LTD. | RETLAW | AB0778 | MANNVILLE R6R | AB077802 48344 | | | 2004-04-21 | 2003-12-20 | 2004-04-21 |
| 00/05-36-011-19W4/0 | FLOWING GAS | Gas | MANNVILLE GRP | PACE OIL & GAS LTD. | RETLAW | AB0778 | MANNVILLE X5X | AB077802 48324 | | | 2001-07-22 | 2001-06-22 | 2001-07-22 |
| 00/10-36-011-19W4/0 | FLOWING GAS | Gas | MANNVILLE GRP | PACE OIL & GAS LTD. | RETLAW | AB0778 | CMG POOL 007 - BOW ISLAND U,MANNVILLE | AB077808 00760 | | | 2000-04-07 | 2000-03-05 | 2000-04-07 |
| 00/10-36-011-19W4/2 | SUSPENDED GAS | Gas | BOW ISLAND | PACE OIL & GAS LTD. | RETLAW | AB0778 | CMG POOL 007 - BOW ISLAND U,MANNVILLE | AB077808 00760 | | | 2001-05-05 | 2000-03-05 | 2000-04-07 |

## Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012

Turin

| | Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Production for Nov 2012 Gas Mcf | Production for Nov 2012 Water bbl | Dec 2011 to Nov 2012 Oil bbl | Dec 2011 to Nov 2012 Gas Mcf | Dec 2011 to Nov 2012 Water bbl | Cumulative to Nov 2012 Oil bbl | Cumulative to Nov 2012 Gas Mcf | Cumulative to Nov 2012 Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Turin | | | | | | | | | | | | | | |
| 1 | 02/03-01-011-18W4/0 | SUNBURST SS | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 5,114 | 206 | 27,588 | 01/98 | 11/98 |
| 2 | 02/03-01-011-18W4/2 | MANNVILLE LOWER | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 41,586 | 54,465 | 598,516 | 11/98 | 08/10 |
| 3 | 00/12-01-011-18W4/0 | SUNBURST SS | 0.00 | 1 | 102 | 170 | 8,565 | 1,310 | 2,463 | 105,582 | 20,388 | 95,595 | 1,192,702 | 10/99 | 11/12 |
| 4 | 00/09-06-011-18W4/0 | MANNVILLE LOWER | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 28,378 | 24,533 | 34,085 | 12/85 | 12/93 |
| 5 | 00/09-06-011-18W4/2 | FISH SCALES | 0.00 | 1 | 0 | 919 | 0 | 0 | 12,082 | 18 | 0 | 149,028 | 18 | 04/03 | 11/12 |
| 6 | 02/14-06-011-18W4/0 | MANNVILLE LOWER | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 2,109 | 34,528 | 6,865 | 03/98 | 12/01 |
| 7 | 00/04-07-011-18W4/0 | MANNVILLE LOWER | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 100,101 | 424,406 | 137 | 07/84 | 10/00 |
| 8 | 00/04-07-011-18W4/2 | BOW ISLAND | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 39,497 | 146,873 | 10/02 | 05/04 |
| 9 | 00/11-07-011-18W4/0 | MANNVILLE LOWER | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 179,443 | 423,362 | 84,075 | 12/88 | 11/12 |
| 10 | 00/12-07-011-18W4/0 | SUNBURST SS | 0.00 | 1 | 171 | 135 | 2,828 | 1,783 | 1,494 | 25,606 | 72,420 | 84,347 | 119,263 | 03/95 | 11/12 |
| 11 | 00/13-07-011-18W4/0 | SAWTOOTH | 0.00 | 1 | 64 | 96 | 1,286 | 729 | 784 | 14,923 | 22,746 | 30,336 | 212,765 | 06/95 | 11/12 |
| 12 | 00/14-07-011-18W4/0 | MANNVILLE LOWER | 0.00 | 1 | 116 | 92 | 2,102 | 1,390 | 930 | 25,876 | 179,531 | 237,130 | 448,292 | 06/85 | 11/12 |
| 13 | 00/02-18-011-18W4/0 | SUNBURST SS | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 67,825 | 108,448 | 72,431 | 02/91 | 11/12 |
| 14 | 00/03-18-011-18W4/0 | SAWTOOTH | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 95,942 | 163,977 | 842,855 | 05/89 | 12/06 |
| 15 | 00/06-18-011-18W4/0 | SUNBURST SS | 0.00 | 1 | 79 | 106 | 27 | 465 | 962 | 273 | 20,376 | 27,295 | 1,003 | 02/86 | 11/12 |
| 16 | 00/08-18-011-18W4/3 | MANNVILLE LOWER | 0.00 | 1 | 216 | 71 | 485 | 2,084 | 2,052 | 4,809 | 6,164 | 5,778 | 12,547 | 07/10 | 11/12 |
| 17 | 00/01-12-011-19W4/0 | SAWTOOTH | 100.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 31,647 | 43,175 | 557,294 | 08/88 | 11/01 |
| 18 | 00/09-12-011-19W4/0 | SAWTOOTH | 0.00 | 1 | 240 | 362 | 4,801 | 2,802 | 3,528 | 56,832 | 66,660 | 145,897 | 576,167 | 05/95 | 11/12 |
| 19 | 00/13-15-011-19W4/0 | GLAUCONITIC | 0.00 | 1 | 0 | 4,589 | 0 | 0 | 59,931 | 39 | 16,161 | 1,945,397 | 2,002 | 11/90 | 11/12 |
| 20 | 00/16-26-011-19W4/0 | SUNBURST SS | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 870 | 515 | 10,538 | 10/78 | 10/79 |
| 21 | 00/12-35-011-19W4/0 | MANNVILLE GRP | 0.00 | 1 | 0 | 1,473 | 0 | 0 | 19,252 | 0 | 0 | 452,850 | 94 | 04/04 | 11/12 |
| 22 | 00/05-36-011-19W4/0 | MANNVILLE GRP | 0.00 | 1 | 0 | 0 | 0 | 0 | 110 | 0 | 0 | 729,701 | 3,269 | 07/01 | 01/12 |
| 23 | 00/10-36-011-19W4/0 | MANNVILLE GRP | 0.00 | 1 | 0 | 557 | 0 | 0 | 7,603 | 0 | 0 | 611,717 | 67 | 04/00 | 11/12 |
| 24 | 00/10-36-011-19W4/2 | BOW ISLAND | 0.00 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 157,723 | 0 | 04/00 | 04/01 |
| | Turin | | | | 988 | 8,572 | 20,094 | 10,563 | 111,191 | 233,956 | 957,463 | 5,989,908 | 4,949,447 | | |
| | Total | | | | 988 | 8,572 | 20,094 | 10,563 | 111,191 | 233,956 | 957,463 | 5,989,908 | 4,949,447 | | |

# Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| | | | | Fixed Costs | | | Variable Oil Costs* | | | Variable Gas Costs* | | | | | GCA | Other | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Location | Formation | Type | Category | Ann. | Ann. | Mo. | Var.[1] | Truck[3] | Trans[3] Adj. | Var.[1] | Gath.[2] | Cust[2] Proc. | Plant[2] Oper. | Trans[3] Adj. | | NGL[3] Trans. | Water Disp. | Sulph[3] Trans. | Sulph Oper. | Aband Costs |
| | | | | M$/yr | $/w/yr | $/w/mo | $/bbl | $/bbl | $/bbl | $/Mcf | $/Mcf | $/Mcf | $/Mcf | $/Mcf | $/Mcf | $/bbl | $/bbl | $/lt | $/Mcf | M$ |
| Turin | | | | | | | | | | | | | | | | | | | | |
| 00/12-01-011-18W4/0 | SUNBURST SS | Oil | PDP | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/12-01-011-18W4/0 | SUNBURST SS | Oil | P+P | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/09-06-011-18W4/2 | FISH SCALES | Gas | PDP | | | 1,000 | | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/09-06-011-18W4/2 | FISH SCALES | Gas | P+P | | | 1,000 | | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/12-07-011-18W4/0 | SUNBURST SS | Oil | PDP | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/12-07-011-18W4/0 | SUNBURST SS | Oil | P+P | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/13-07-011-18W4/0 | SAWTOOTH | Oil | PDP | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/14-07-011-18W4/0 | MANNVILLE LOWER | Oil | PDP | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/14-07-011-18W4/0 | MANNVILLE LOWER | Oil | P+P | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/06-18-011-18W4/0 | SUNBURST SS | Oil | PDP | | | | | | | | | | | | | | | | | 0.00 |
| 00/08-18-011-18W4/3 | MANNVILLE LOWER | Oil | PDP | | | | | | | | | | | | | | | | | 0.00 |
| 00/08-18-011-18W4/3 | MANNVILLE LOWER | Oil | P+P | | | | | | | | | | | | | | | | | 0.00 |
| 00/09-12-011-19W4/0 | SAWTOOTH | Oil | PDP | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/09-12-011-19W4/0 | SAWTOOTH | Oil | P+P | | | 1,500 | 1.00 | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/13-15-011-19W4/0 | GLAUCONITIC | Gas | PDP | | | 1,000 | | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/13-15-011-19W4/0 | GLAUCONITIC | Gas | P+P | | | 1,000 | | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/12-35-011-19W4/0 | MANNVILLE GRP | Gas | PDP | | | 1,000 | | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/12-35-011-19W4/0 | MANNVILLE GRP | Gas | P+P | | | 1,000 | | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/10-36-011-19W4/0 | MANNVILLE GRP | Gas | PDP | | | 1,000 | | | | 0.50 | | | | | 0.50 | | | | | 25.00 |
| 00/10-36-011-19W4/0 | MANNVILLE GRP | Gas | P+P | | | 1,000 | | | | 0.50 | | | | | 0.50 | | | | | 25.00 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 02/03-01-011-18W4/0 | Formation: | SUNBURST SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | SUSPENDED OIL | Current Status Date: | 1998-11-14 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1997-12-23 | Top Depth: | 3,428.5 ft KB |
| Kelly Bushing: | 2,722.4 ft SS | Total Depth: | 3,586.0 ft KB |
| Pool Name: | LOWER MANNVILLE U2U | Midpoint Perf Depth: | 3,435.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 5.1 Mbbl | Ultimate Recoverable: | 0.2 MMcf |
| Production Area: | acre | Cumulative Production: | 5.1 Mbbl | Cumulative Production: | 0.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0708 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1998-01-18 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.292% Manual | Freehold 16% Manual | |

Participant Remarks: 1.825% of the 16% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | |
|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | **Turin** |
| **Province:** | **Alberta** | **02/03-01-011-18W4/0** |
| **Field:** | **TURIN** | **NRA** |
| **Pool:** | **LOWER MANNVILLE U2U** | |
| **Unit:** | | |
| **Status:** | **SUSPENDED OIL** | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1998
1999
2000
2001
2002
2003
2004
2005
2006
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff. End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 5,114 | Gas Cum | (Mcf) | 206 | Water Cum | (bbl) | 27,588 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 5,114 | Gas Ult Rec | (Mcf) | 206 | Water Ult Rec | (bbl) | 27,588 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod (bbl) | 5,114 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 5,114 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
# INPUT DATA SHEET
# Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 02/03-01-011-18W4/2 | Formation: | MANNVILLE LOWER |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | SUSPENDED OIL | Current Status Date: | 2011-08-31 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1997-12-23 | Top Depth: | 3,412.1 ft KB |
| Kelly Bushing: | 2,722.4 ft SS | Total Depth: | 3,586.0 ft KB |
| Pool Name: | LOWER MANNVILLE U2U | Midpoint Perf Depth: | 3,425.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 41.6 Mbbl | Ultimate Recoverable: | 54.5 MMcf |
| Production Area: | acre | Cumulative Production: | 41.6 Mbbl | Cumulative Production: | 54.5 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1998-11-14 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.292% Manual | Freehold 16% Manual | |

Participant Remarks: 1.825% of the 16% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | | Turin |
| Province: | Alberta | | 02/03-01-011-18W4/2 |
| Field: | TURIN | | NRA |
| Pool: | LOWER MANNVILLE U2U | | |
| Unit: | | | |
| Status: | SUSPENDED OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)
1998
2000
2002
2004
2006
2008
2010



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 41,586 | Gas Cum | (Mcf) | 54,465 | Water Cum | (bbl) | 598,516 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 41,586 | Gas Ult Rec | (Mcf) | 54,465 | Water Ult Rec | (bbl) | 598,516 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod (bbl) | 41,586 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 41,586 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/12-01-011-18W4/0 | Formation: | SUNBURST SS |
| Category | PDP | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1999-10-29 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1999-08-24 | Top Depth: | 3,451.4 ft KB |
| Kelly Bushing: | 2,736.2 ft SS | Total Depth: | 3,569.6 ft KB |
| Pool Name: | LOWER MANNVILLE H3H | Midpoint Perf Depth: | 3,458.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 24.0 Mbbl | Ultimate Recoverable: | 101.9 MMcf |
| Production Area: | acre | Cumulative Production: | 20.5 Mbbl | Cumulative Production: | 95.8 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 3.5 Mbbl | Remaining Recoverable: | 6.1 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 5.2 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1696 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1999-10-29 | GOR: | 1,750.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,042 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 6,138.4 Mcf | Oil: | 3.5 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2016-09-01 |
| Initial Rate: | 3 bbl/day |
| Rate at Effective Date: | 3 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 24.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0811 Molar Fraction |
| Propane | 69 bbl | 13.31 bbl/MMcf | 0.0117 Molar Fraction |
| Butane | 37 bbl | 7.01 bbl/MMcf | 0.0026 Molar Fraction |
| Pentane+ | 22 bbl | 4.24 bbl/MMcf | 0.0007 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.292% Manual | Freehold 16% Manual | |

Participant Remarks: 1.825% of the 16% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Turin** |
| **Province:** | **Alberta** | | **00/12-01-011-18W4/0** |
| **Field:** | **TURIN** | | **PDP** |
| **Pool:** | **LOWER MANNVILLE H3H** | | |
| **Unit:** | | | |
| **Status:** | **PUMPING OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
27,500
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 20,492 | Gas Cum | (Mcf) | 95,779 | Water Cum | (bbl) | 1,201,603 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 3,508 | Gas Rem Rec | (Mcf) | 6,138 | Water Rem Rec | (bbl) | 298,150 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 24,000 | Gas Ult Rec | (Mcf) | 101,917 | Water Ult Rec | (bbl) | 1,499,753 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod | (bbl) | 20,492 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 08/31/2016 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 3,508 | Initial Decline (De) | 13.2 |
| Initial Rate (qi) | (bbl/day) | 3.3 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.15 | Reserve Life Index | 3.07 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable (bbl) | 24,000 | Gas Total Sales | (Mcf) | 5,218 | Reserve Half Life | 1.61 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Turin, Alberta
**Entity :** 00/12-01-011-18W4/0
**Formation :** SUNBURST SS
Effective December 31, 2012

Interests: Freehold 0.292% Manual

Lease Burden:

Lessor: Freehold 16% Manual

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 3 | 1,142.9 | 0.0 | 3.3 | 69.99 | 234 | 0.0 | 5 | 1,700.1 | 0.0 | 5.0 | 2.44 | 12 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 3 | 992.3 | 0.0 | 2.9 | 69.99 | 203 | 0.0 | 4 | 1,476.1 | 0.0 | 4.3 | 2.44 | 11 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 2 | 861.6 | 0.0 | 2.5 | 69.99 | 176 | 0.0 | 4 | 1,281.6 | 0.0 | 3.7 | 2.44 | 9 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 1 | 510.8 | 0.0 | 1.5 | 69.99 | 104 | 0.0 | 2 | 759.9 | 0.0 | 2.2 | 2.44 | 5 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 3,507.6 | 0.0 | 10.2 | 69.99 | 717 | | | 5,217.6 | 0.0 | 15.2 | 2.44 | 37 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 3,507.6 | 0.0 | 10.2 | 69.99 | 717 | | | 5,217.6 | 0.0 | 15.2 | 2.44 | 37 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 101.03 | 2.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.1 | 0.0 | 0.0 | 75.48 | 2.6 | 0.0 | 0.1 | 0.1 |
| 2014 | 0.0 | 0.0 | 101.03 | 1.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 1.8 | 0.0 | 0.0 | 75.48 | 2.3 | 0.0 | 0.1 | 0.1 |
| 2015 | 0.0 | 0.0 | 101.03 | 1.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.5 | 0.0 | 0.0 | 75.48 | 2.0 | 0.0 | 0.1 | 0.1 |
| 2016 | 0.0 | 0.0 | 101.03 | 1.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.9 | 0.0 | 0.0 | 75.48 | 1.2 | 0.0 | 0.1 | 0.1 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.1 | 101.03 | 6.5 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 6.3 | 0.0 | 0.1 | 75.48 | 8.1 | 0.0 | 0.4 | 0.4 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.1 | 101.03 | 6.5 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 6.3 | 0.0 | 0.1 | 75.48 | 8.1 | 0.0 | 0.4 | 0.4 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 252 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 252 | 0.0 | 0.0 | 0.0 | 0.0 | 2.5 | 2.5 | 0.0 | 250 | 0.0 | 250 | 250 | 239 |
| 2014 | 219 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 219 | 0.0 | 0.0 | 0.0 | 0.0 | 2.2 | 2.2 | 0.0 | 217 | 0.0 | 217 | 467 | 188 |
| 2015 | 190 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 190 | 0.0 | 0.0 | 0.0 | 0.0 | 1.9 | 1.9 | 0.0 | 188 | 0.0 | 188 | 656 | 149 |
| 2016 | 113 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 113 | 0.0 | 0.0 | 0.0 | 0.0 | 1.1 | 1.1 | 0.0 | 112 | 0.0 | 112 | 767 | 80 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 767 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 767 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 767 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 767 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 767 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 767 | 0 |
| Sub | 775 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 775 | 0.0 | 0.0 | 0.0 | 0.0 | 7.6 | 7.6 | 0.0 | 767 | 0.0 | 767 | 767 | 656 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 767 | 0 |
| Total | 775 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 775 | 0.0 | 0.0 | 0.0 | 0.0 | 7.6 | 7.6 | 0.0 | 767 | 0.0 | 767 | 767 | 656 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 1.7 |
| RLI (Principal Product) | 3.07 |
| Reserves Life | 4.00 |
| RLI (BOE) | 3.1 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 3,508 | 0 | 10 | 10 |
| Gas (Mcf) | 5,218 | 0 | 15 | 15 |
| Gas (bbl) | 870 | 0 | 3 | 3 |
| *NGL (bbl) | 106 | 0 | 0 | 0 |
| Cond (bbl) | 22 | 0 | 0 | 0 |
| Total (bbl) | 4,505 | 0 | 13 | 13 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 767 | 0.0 | 767 | 58.32 |
| 5 | 707 | 0.0 | 707 | 53.76 |
| 8 | 676 | 0.0 | 676 | 51.35 |
| 10 | 656 | 0.0 | 656 | 49.87 |
| 15 | 612 | 0.0 | 612 | 46.52 |
| 20 | 574 | 0.0 | 574 | 43.62 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 55.9 | 55.9 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.01 | 0.01 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.01 | 0.01 |
| Price | ($/BOE) | 0.00 | 0.00 | 58.90 | 58.90 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.58 | 0.58 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 58.32 | 58.32 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/12-01-011-18W4/0 | Formation: | SUNBURST SS |
| Category | P+P | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1999-10-29 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1999-08-24 | Top Depth: | 3,451.4 ft KB |
| Kelly Bushing: | 2,736.2 ft SS | Total Depth: | 3,569.6 ft KB |
| Pool Name: | LOWER MANNVILLE H3H | Midpoint Perf Depth: | 3,458.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 25.0 Mbbl | Ultimate Recoverable: | 103.7 MMcf |
| Production Area: | acre | Cumulative Production: | 20.5 Mbbl | Cumulative Production: | 95.8 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 4.5 Mbbl | Remaining Recoverable: | 7.9 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 6.7 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1696 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1999-10-29 | GOR: | 1,750.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,042 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 7,888.1 Mcf | Oil: | 4.5 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2017-09-15 |
| Initial Rate: | 3 bbl/day |
| Rate at Effective Date: | 3 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 25.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0811 Molar Fraction |
| Propane | 89 bbl | 13.31 bbl/MMcf | 0.0117 Molar Fraction |
| Butane | 47 bbl | 7.01 bbl/MMcf | 0.0026 Molar Fraction |
| Pentane+ | 28 bbl | 4.24 bbl/MMcf | 0.0007 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.292% Manual | Freehold 16% Manual | |

Participant Remarks: 1.825% of the 16% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Turin** |
| **Province:** | **Alberta** | | **00/12-01-011-18W4/0** |
| **Field:** | **TURIN** | | **P+P** |
| **Pool:** | **LOWER MANNVILLE H3H** | | |
| **Unit:** | | | |
| **Status:** | **PUMPING OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of His
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
27,500
30,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 20,492 | Gas Cum | (Mcf) | 95,779 | Water Cum | (bbl) | 1,201,615 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 4,508 | Gas Rem Rec | (Mcf) | 7,888 | Water Rem Rec | (bbl) | 383,138 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 25,000 | Gas Ult Rec | (Mcf) | 103,667 | Water Ult Rec | (bbl) | 1,584,753 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Undefined | Est Cum Prod | (bbl) | 20,492 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 09/14/2017 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 4,508 | Initial Decline (De) | 10.5 |
| Initial Rate (qi) | (bbl/day) | 3.4 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.15 | Reserve Life Index | 3.88 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 25,000 | Gas Total Sales | (Mcf) | 6,705 | Reserve Half Life | 2.05 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/12-01-011-18W4/0
**Formation :** SUNBURST SS
Effective December 31, 2012

Interests: Freehold 0.292% Manual

Lease Burden:

Lessor: Freehold 16% Manual

Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 3 | 1,163.2 | 0.0 | 3.4 | 69.99 | 238 | 0.0 | 5 | 1,730.2 | 0.0 | 5.1 | 2.44 | 12 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 3 | 1,041.4 | 0.0 | 3.0 | 69.99 | 213 | 0.0 | 4 | 1,549.0 | 0.0 | 4.5 | 2.44 | 11 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 3 | 932.3 | 0.0 | 2.7 | 69.99 | 191 | 0.0 | 4 | 1,386.8 | 0.0 | 4.0 | 2.44 | 10 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 2 | 836.8 | 0.0 | 2.4 | 69.99 | 171 | 0.0 | 3 | 1,244.7 | 0.0 | 3.6 | 2.44 | 9 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 1 | 533.9 | 0.0 | 1.6 | 69.99 | 109 | 0.0 | 2 | 794.2 | 0.0 | 2.3 | 2.44 | 6 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 4,507.5 | 0.0 | 13.2 | 69.99 | 921 | | | 6,704.9 | 0.0 | 19.6 | 2.44 | 48 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 4,507.5 | 0.0 | 13.2 | 69.99 | 921 | | | 6,704.9 | 0.0 | 19.6 | 2.44 | 48 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 101.03 | 2.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.1 | 0.0 | 0.0 | 75.48 | 2.7 | 0.0 | 0.1 | 0.1 |
| 2014 | 0.0 | 0.0 | 101.03 | 1.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 1.9 | 0.0 | 0.0 | 75.48 | 2.4 | 0.0 | 0.1 | 0.1 |
| 2015 | 0.0 | 0.0 | 101.03 | 1.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 1.7 | 0.0 | 0.0 | 75.48 | 2.1 | 0.0 | 0.1 | 0.1 |
| 2016 | 0.0 | 0.0 | 101.03 | 1.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.5 | 0.0 | 0.0 | 75.48 | 1.9 | 0.0 | 0.1 | 0.1 |
| 2017 | 0.0 | 0.0 | 101.03 | 1.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.0 | 0.0 | 0.0 | 75.48 | 1.2 | 0.0 | 0.1 | 0.1 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.1 | 101.03 | 8.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 8.1 | 0.0 | 0.1 | 75.48 | 10.4 | 0.0 | 0.5 | 0.5 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.1 | 101.03 | 8.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 8.1 | 0.0 | 0.1 | 75.48 | 10.4 | 0.0 | 0.5 | 0.5 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 257 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 257 | 0.0 | 0.0 | 0.0 | 0.0 | 2.5 | 2.5 | 0.0 | 254 | 0.0 | 254 | 254 | 243 |
| 2014 | 230 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 230 | 0.0 | 0.0 | 0.0 | 0.0 | 2.3 | 2.3 | 0.0 | 228 | 0.0 | 228 | 482 | 198 |
| 2015 | 206 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 206 | 0.0 | 0.0 | 0.0 | 0.0 | 2.0 | 2.0 | 0.0 | 204 | 0.0 | 204 | 686 | 161 |
| 2016 | 185 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 185 | 0.0 | 0.0 | 0.0 | 0.0 | 1.8 | 1.8 | 0.0 | 183 | 0.0 | 183 | 869 | 131 |
| 2017 | 118 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 118 | 0.0 | 0.0 | 0.0 | 0.0 | 1.2 | 1.2 | 0.0 | 117 | 0.0 | 117 | 986 | 76 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 986 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 986 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 986 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 986 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 986 | 0 |
| Sub | 996 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 996 | 0.0 | 0.0 | 0.0 | 0.0 | 9.8 | 9.8 | 0.0 | 986 | 0.0 | 986 | 986 | 809 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 986 | 0 |
| Total | 996 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 996 | 0.0 | 0.0 | 0.0 | 0.0 | 9.8 | 9.8 | 0.0 | 986 | 0.0 | 986 | 986 | 809 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.1 |
| RLI (Principal Product) | 3.88 |
| Reserves Life | 5.00 |
| RLI (BOE) | 3.9 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 4,508 | 0 | 13 | 13 |
| Gas (Mcf) | 6,705 | 0 | 20 | 20 |
| Gas (bbl) | 1,117 | 0 | 3 | 3 |
| *NGL (bbl) | 136 | 0 | 0 | 0 |
| Cond (bbl) | 28 | 0 | 0 | 0 |
| Total (bbl) | 5,790 | 0 | 17 | 17 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 986 | 0.0 | 986 | 58.32 |
| 5 | 889 | 0.0 | 889 | 52.59 |
| 8 | 839 | 0.0 | 839 | 49.64 |
| 10 | 809 | 0.0 | 809 | 47.84 |
| 15 | 742 | 0.0 | 742 | 43.87 |
| 20 | 685 | 0.0 | 685 | 40.51 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | 10.0 |
| Payout | (Yrs) | | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > 200.0 |
| NPV/Undisc Invest | | | 0.0 | 0.0 |
| NPV/Disc Invest | | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 67.7 | 67.7 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.01 | 0.01 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.01 | 0.01 |
| Price | ($/BOE) | 0.00 | 0.00 | 58.90 | 58.90 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.58 | 0.58 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 58.32 | 58.32 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/09-06-011-18W4/0 | Formation: | MANNVILLE LOWER |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | OIL ABANDONED ZONE | Current Status Date: | 2003-03-03 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-11-01 | Top Depth: | 3,536.7 ft KB |
| Kelly Bushing: | 2,775.9 ft SS | Total Depth: | 3,690.9 ft KB |
| Pool Name: | LOWER MANNVILLE II | Midpoint Perf Depth: | 3,540.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 28.4 Mbbl | Ultimate Recoverable: | 24.5 MMcf |
| Production Area: | acre | Cumulative Production: | 28.4 Mbbl | Cumulative Production: | 24.5 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0012 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1985-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | | Turin |
| Province: | Alberta | | 00/09-06-011-18W4/0 |
| Field: | TURIN | | NRA |
| Pool: | LOWER MANNVILLE II | | |
| Unit: | | | |
| Status: | OIL ABANDONED ZONE | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)
1986
1988
1990
1992
1994
1996
1998



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 28,378 | Gas Cum | (Mcf) | 24,533 | Water Cum | (bbl) | 34,085 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 28,378 | Gas Ult Rec | (Mcf) | 24,533 | Water Ult Rec | (bbl) | 34,085 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | | Undefined | Est Cum Prod | (bbl) | 28,378 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) | (bbl/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) | (bbl/day) | Ult Recoverable | (bbl) | 28,378 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/09-06-011-18W4/2 | Formation: | FISH SCALES |
| Category | PDP | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2003-04-25 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-11-01 | Top Depth: | 2,408.1 ft KB |
| Kelly Bushing: | 2,775.9 ft SS | Total Depth: | 3,690.9 ft KB |
| Pool Name: | FISH SCALES A | Midpoint Perf Depth: | 2,410.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 190.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 150.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 40.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 38.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0004 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2003-04-25 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 935 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 40,029.9 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2019-01-02 |
| Initial Rate: | 31 Mcf/day |
| Rate at Effective Date: | 30 Mcf/day |
| Final Rate: | 10 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 190,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0044 Molar Fraction |
| Propane | 11 bbl | 0.29 bbl/MMcf | 0.0003 Molar Fraction |
| Butane | 7 bbl | 0.18 bbl/MMcf | 0.0001 Molar Fraction |
| Pentane+ | 24 bbl | 0.62 bbl/MMcf | 0.0001 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Turin** |
| **Province:** | **Alberta** | | **00/09-06-011-18W4/2** |
| **Field:** | **TURIN** | | **PDP** |
| **Pool:** | **FISH SCALES A** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |


Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
1E6
100000
10000
1000
1000
100
10
1
Gas Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)


Calendar Daily Gas Production (Mcf/day)
75
60
45
30
15
0
Gas Qf
Eff End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 149,970 | Water Cum | (bbl) | 18 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 40,030 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 2 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 190,000 | Water Ult Rec | (bbl) | 18 | FCond Ult Rec | (bbl) | 2 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (Mcf) | 149,970 | Decline Exp | 0.000 |
| Forecast End (Tf) | 01/01/2019 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 40,030 | Initial Decline (De) | 16.8 |
| Initial Rate (qi) (Mcf/day) | 29.9 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.05 | Reserve Life Index | 3.98 |
| Final Rate (qf) (Mcf/day) | 10.0 | Ult Recoverable (Mcf) | 190,000 | Gas Total Sales (Mcf) | 38,028 | Reserve Half Life | 2.22 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
Interests: Freehold 0.625% Manual
Lease Burden:
**Entity :** 00/09-06-011-18W4/2
**Formation :** FISH SCALES
Lessor: Freehold 20% Manual
Effective December 31, 2012
Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 26 | 9,555.3 | 0.0 | 59.7 | 2.19 | 131 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 2 | 733.5 | 0.0 | 4.6 | 2.19 | 10 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 10,288.7 | 0.0 | 64.3 | 2.19 | 141 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 10,288.7 | 0.0 | 64.3 | 2.19 | 141 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 101.03 | 3.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.5 | 0.0 | 0.0 | 75.48 | 0.8 | 0.0 | 0.1 | 0.1 |
| 2014 | 0.0 | 0.0 | 101.03 | 0.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.0 | 0.0 | 0.0 | 75.48 | 0.1 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 101.03 | 4.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.6 | 0.0 | 0.0 | 75.48 | 0.9 | 0.0 | 0.1 | 0.1 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 101.03 | 4.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.6 | 0.0 | 0.0 | 75.48 | 0.9 | 0.0 | 0.1 | 0.1 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 136 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 136 | 0.0 | 0.0 | 0.0 | 0.0 | 29.9 | 29.9 | 0.0 | 106 | 0.0 | 106 | 106 | 101 |
| 2014 | 10 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 10 | 0.0 | 0.0 | 0.0 | 0.0 | 2.3 | 2.3 | 0.0 | 8 | 0.0 | 8 | 114 | 7 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| Sub | 146 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 146 | 0.0 | 0.0 | 0.0 | 0.0 | 32.2 | 32.2 | 0.0 | 114 | 0.0 | 114 | 114 | 109 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 114 | 0 |
| Total | 146 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 146 | 0.0 | 0.0 | 0.0 | 0.0 | 32.2 | 32.2 | 0.0 | 114 | 0.0 | 114 | 114 | 109 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.6 |
| RLI (Principal Product) | 1.08 |
| Reserves Life | 1.08 |
| RLI (BOE) | 1.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 10,289 | 0 | 64 | 64 |
| Gas (bbl) | 1,715 | 0 | 11 | 11 |
| *NGL (bbl) | 5 | 0 | 0 | 0 |
| Cond (bbl) | 6 | 0 | 0 | 0 |
| Total (bbl) | 1,726 | 0 | 11 | 11 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 114 | 0.0 | 114 | 10.57 |
| 5 | 111 | 0.0 | 111 | 10.31 |
| 8 | 110 | 0.0 | 110 | 10.16 |
| 10 | 109 | 0.0 | 109 | 10.06 |
| 15 | 106 | 0.0 | 106 | 9.84 |
| 20 | 104 | 0.0 | 104 | 9.63 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 4.0 | 4.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.03 | 0.03 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.03 | 0.03 |
| Price | ($/BOE) | 0.00 | 0.00 | 13.55 | 13.55 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 2.98 | 2.98 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 10.57 | 10.57 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/09-06-011-18W4/2 | Formation: | FISH SCALES |
| Category | P+P | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2003-04-25 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-11-01 | Top Depth: | 2,408.1 ft KB |
| Kelly Bushing: | 2,775.9 ft SS | Total Depth: | 3,690.9 ft KB |
| Pool Name: | FISH SCALES A | Midpoint Perf Depth: | 2,410.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 200.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 150.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 50.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 47.5 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0004 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2003-04-25 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 935 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 50,028.5 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2020-06-28 |
| Initial Rate: | 31 Mcf/day |
| Rate at Effective Date: | 30 Mcf/day |
| Final Rate: | 10 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 200,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0044 Molar Fraction |
| Propane | 14 bbl | 0.29 bbl/MMcf | 0.0003 Molar Fraction |
| Butane | 9 bbl | 0.18 bbl/MMcf | 0.0001 Molar Fraction |
| Pentane+ | 30 bbl | 0.62 bbl/MMcf | 0.0001 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | | Turin |
| Province: | Alberta | | 00/09-06-011-18W4/2 |
| Field: | TURIN | | P+P |
| Pool: | FISH SCALES A | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 149,972 | Water Cum | (bbl) | 18 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 50,028 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 2 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 200,000 | Water Ult Rec | (bbl) | 18 | FCond Ult Rec | (bbl) | 2 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (Mcf) | 149,972 | Decline Exp | 0.000 |
| Forecast End (Tf) | 06/27/2020 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 50,028 | Initial Decline (De) | 13.7 |
| Initial Rate (qi) (Mcf/day) | 30.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.05 | Reserve Life Index | 4.87 |
| Final Rate (qf) (Mcf/day) | 10.0 | Ult Recoverable (Mcf) | 200,000 | Gas Total Sales (Mcf) | 47,527 | Reserve Half Life | 2.77 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta    Interests: Freehold 0.625% Manual    Lease Burden:
**Entity :** 00/09-06-011-18W4/2
**Formation :** FISH SCALES    Lessor: Freehold 20% Manual
Effective December 31, 2012    Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 27 | 9,754.2 | 0.0 | 61.0 | 2.19 | 133 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 10 | 3,632.2 | 0.0 | 22.7 | 2.19 | 50 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 13,386.4 | 0.0 | 83.7 | 2.19 | 183 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 13,386.4 | 0.0 | 83.7 | 2.19 | 183 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 101.03 | 3.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.5 | 0.0 | 0.0 | 75.48 | 0.8 | 0.0 | 0.1 | 0.1 |
| 2014 | 0.0 | 0.0 | 101.03 | 1.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.2 | 0.0 | 0.0 | 75.48 | 0.3 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.1 | 101.03 | 5.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.8 | 0.0 | 0.0 | 75.48 | 1.1 | 0.0 | 0.1 | 0.1 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.1 | 101.03 | 5.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.8 | 0.0 | 0.0 | 75.48 | 1.1 | 0.0 | 0.1 | 0.1 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 139 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 139 | 0.0 | 0.0 | 0.0 | 0.0 | 30.5 | 30.5 | 0.0 | 108 | 0.0 | 108 | 108 | 103 |
| 2014 | 52 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 52 | 0.0 | 0.0 | 0.0 | 0.0 | 11.4 | 11.4 | 0.0 | 40 | 0.0 | 40 | 148 | 36 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| Sub | 190 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 190 | 0.0 | 0.0 | 0.0 | 0.0 | 41.8 | 41.8 | 0.0 | 148 | 0.0 | 148 | 148 | 139 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 148 | 0 |
| Total | 190 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 190 | 0.0 | 0.0 | 0.0 | 0.0 | 41.8 | 41.8 | 0.0 | 148 | 0.0 | 148 | 148 | 139 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.7 |
| RLI (Principal Product) | 1.37 |
| Reserves Life | 1.42 |
| RLI (BOE) | 1.4 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 13,386 | 0 | 84 | 84 |
| Gas (bbl) | 2,231 | 0 | 14 | 14 |
| *NGL (bbl) | 6 | 0 | 0 | 0 |
| Cond (bbl) | 8 | 0 | 0 | 0 |
| Total (bbl) | 2,246 | 0 | 14 | 14 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 148 | 0.0 | 148 | 10.57 |
| 5 | 144 | 0.0 | 144 | 10.23 |
| 8 | 141 | 0.0 | 141 | 10.04 |
| 10 | 139 | 0.0 | 139 | 9.92 |
| 15 | 135 | 0.0 | 135 | 9.63 |
| 20 | 131 | 0.0 | 131 | 9.36 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 5.0 | | 5.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.03 | 0.03 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.03 | 0.03 |
| Price | ($/BOE) | 0.00 | 0.00 | 13.55 | 13.55 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 2.98 | 2.98 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 10.57 | 10.57 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 02/14-06-011-18W4/0 | Formation: | MANNVILLE LOWER |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | ABANDONED GAS ZONE | Current Status Date: | 2004-06-27 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1997-12-01 | Top Depth: | 3,533.5 ft KB |
| Kelly Bushing: | 2,788.4 ft SS | Total Depth: | 3,664.7 ft KB |
| Pool Name: | LOWER MANNVILLE Y2Y | Midpoint Perf Depth: | 3,554.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 2.1 Mbbl | Ultimate Recoverable: | 34.5 MMcf |
| Production Area: | acre | Cumulative Production: | 2.1 Mbbl | Cumulative Production: | 34.5 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Abandoned.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1998-02-11 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf — Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

**Operator:** CANADIAN NATURAL RESOURCES LIMITED
**Province:** Alberta
**Field:** TURIN
**Pool:** LOWER MANNVILLE Y2Y
**Unit:**
**Status:** ABANDONED GAS ZONE

Turin
02/14-06-011-18W4/0
NRA



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
1999
2000
2001
2002
2003
2004
2005
2006
2007
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 2,109 | Gas Cum | (Mcf) | 34,528 | Water Cum | (bbl) | 6,865 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 2,109 | Gas Ult Rec | (Mcf) | 34,528 | Water Ult Rec | (bbl) | 6,865 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (Mcf) | 34,528 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 34,528 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 02/14-06-011-18W4/2 | Formation: | MANNVILLE LOWER |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | ABANDONED OIL | Current Status Date: | 2004-07-22 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1997-12-01 | Top Depth: | 3,533.5 ft KB |
| Kelly Bushing: | 2,788.4 ft SS | Total Depth: | 3,664.7 ft KB |
| Pool Name: | SUNBURST UNDEFINED | Midpoint Perf Depth: | 3,536.7 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: No Revenue in Lease Ops.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2000-04-06 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/04-07-011-18W4/0 | Formation: | MANNVILLE LOWER |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | OIL ABANDONED ZONE | Current Status Date: | 2002-10-09 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1984-04-16 | Top Depth: | 3,571.2 ft KB |
| Kelly Bushing: | 2,783.5 ft SS | Total Depth: | 3,658.1 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,573.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 100.1 Mbbl | Ultimate Recoverable: | 424.4 MMcf |
| Production Area: | acre | Cumulative Production: | 100.1 Mbbl | Cumulative Production: | 424.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1343 Fraction |

Volumetric Remarks:

Category Remarks: Abandoned.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1984-05-03 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | | Turin |
| Province: | Alberta | | 00/04-07-011-18W4/0 |
| Field: | TURIN | | NRA |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | | |
| Unit: | | | |
| Status: | OIL ABANDONED ZONE | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Time (Years)
End Of H
1986
1988
1990
1992
1994
1996
1998
2000
2002



Calendar Daily Oil Production (bbl/day)
Cumulative Oil Production (bbl)
End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,00

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 100,101 | Gas Cum | (Mcf) | 424,406 | Water Cum | (bbl) | 137 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 100,101 | Gas Ult Rec | (Mcf) | 424,406 | Water Ult Rec | (bbl) | 137 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod | (bbl) | 100,101 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) | (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) | (bbl/day) | Ult Recoverable (bbl) | 100,101 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/04-07-011-18W4/2 | Formation: | BOW ISLAND |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | 2009-08-01 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1984-04-16 | Top Depth: | 2,586.9 ft KB |
| Kelly Bushing: | 2,783.5 ft SS | Total Depth: | 3,658.1 ft KB |
| Pool Name: | BOW ISLAND UNDEFINED | Midpoint Perf Depth: | 2,587.9 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 39.5 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 39.5 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0004 Fraction |

Volumetric Remarks:

Category Remarks: Suspended.

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2002-10-10 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

**Legend Energy Canada Ltd.**
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Turin** |
| **Province:** | **Alberta** | | **00/04-07-011-18W4/2** |
| **Field:** | **TURIN** | | **NRA** |
| **Pool:** | **BOW ISLAND UNDEFINED** | | |
| **Unit:** | | | |
| **Status:** | **SUSPENDED GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
2003
2004
2005
2006
2007
2008
2009
2010
2011
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff. End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 39,497 | Water Cum | (bbl) | 146,873 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 39,497 | Water Ult Rec | (bbl) | 146,873 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod | (Mcf) | 39,497 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec | (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 39,497 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/11-07-011-18W4/0 | Formation: | MANNVILLE LOWER |
| Category | NRA | Calculation Type: | |
| Type: | Service | Class: | Undefined |
| Current Status: | WATER INJECTOR | Current Status Date: | 2011-01-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1988-11-25 | Top Depth: | 3,579.4 ft KB |
| Kelly Bushing: | 2,802.5 ft SS | Total Depth: | 3,710.6 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,586.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 0 ft | Original Volume In Place: | 0.0 Mbbl | Original Volume In Place: | 0.0 MMcf |
| Gas/Oil Contact: | 0 ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | 0 ft | Ultimate Recoverable: | 179.4 Mbbl | Ultimate Recoverable: | 423.4 MMcf |
| Production Area: | 0 acre | Cumulative Production: | 179.4 Mbbl | Cumulative Production: | 423.4 MMcf |
| Net Pay: | 0.00 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | 0.00 Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.000 Fraction | | | Oil Saturation: * | 0.00 Fraction |
| Water Saturation: | 0.000 Fraction | | | Z Factor: * | 1.0000 Fraction |
| Initial Pressure: | 0.0 psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | 0 F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1783 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1988-12-09 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | 0 API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | | Turin |
| Province: | Alberta | | 00/11-07-011-18W4/0 |
| Field: | TURIN | | NRA |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | | |
| Unit: | | | |
| Status: | WATER INJECTOR | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 179,443 | Gas Cum | (Mcf) | 423,362 | Water Cum | (bbl) | 84,075 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 179,443 | Gas Ult Rec | (Mcf) | 423,362 | Water Ult Rec | (bbl) | 84,075 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod | (bbl) | 179,443 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable (bbl) | 179,443 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/12-07-011-18W4/0 | Formation: | SUNBURST SS |
| Category | PDP | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1995-03-18 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1995-03-12 | Top Depth: | 3,582.0 ft KB |
| Kelly Bushing: | 2,790.4 ft SS | Total Depth: | 3,677.8 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,597.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 80.0 Mbbl | Ultimate Recoverable: | 90.0 MMcf |
| Production Area: | acre | Cumulative Production: | 72.6 Mbbl | Cumulative Production: | 84.5 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 7.4 Mbbl | Remaining Recoverable: | 5.5 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 4.4 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.20 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1401 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1995-03-18 | GOR: | 750.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,034 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 5,546.5 Mcf  Oil: 7.4 Mbbl

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2018-08-27 |
| Initial Rate: | 6 bbl/day |
| Rate at Effective Date: | 6 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.060 |
| Min Effective Decline: | |
| Final Cum: | 80.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0638 Molar Fraction |
| Propane | 41 bbl | 9.16 bbl/MMcf | 0.0082 Molar Fraction |
| Butane | 19 bbl | 4.39 bbl/MMcf | 0.0017 Molar Fraction |
| Pentane+ | 10 bbl | 2.28 bbl/MMcf | 0.0004 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | | Turin |
| Province: | Alberta | | 00/12-07-011-18W4/0 |
| Field: | TURIN | | PDP |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | | |
| Unit: | | | |
| Status: | PUMPING OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 72,605 | Gas Cum | (Mcf) | 84,486 | Water Cum | (bbl) | 122,214 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 7,395 | Gas Rem Rec | (Mcf) | 5,546 | Water Rem Rec | (bbl) | 118,325 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 80,000 | Gas Ult Rec | (Mcf) | 90,032 | Water Ult Rec | (bbl) | 240,539 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Undefined | Est Cum Prod | (bbl) | 72,605 | Decline Exp | 0.060 |
| Forecast End (Tf) | | 08/26/2018 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 7,395 | Initial Decline (De) | 18.0 |
| Initial Rate (qi) | (bbl/day) | 5.9 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.2 | Reserve Life Index | 3.78 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 80,000 | Gas Total Sales | (Mcf) | 4,437 | Reserve Half Life | 2.11 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/12-07-011-18W4/0
**Formation :** SUNBURST SS
Effective December 31, 2012

Interests: Freehold 0.625% Manual
Lease Burden:
Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 5 | 1,954.7 | 0.0 | 12.2 | 69.99 | 855 | 0.0 | 3 | 1,172.8 | 0.0 | 7.3 | 2.42 | 18 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 4 | 1,607.7 | 0.0 | 10.0 | 69.99 | 703 | 0.0 | 3 | 964.6 | 0.0 | 6.0 | 2.42 | 15 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 4 | 1,325.2 | 0.0 | 8.3 | 69.99 | 580 | 0.0 | 2 | 795.1 | 0.0 | 5.0 | 2.42 | 12 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 3 | 1,097.6 | 0.0 | 6.9 | 69.99 | 480 | 0.0 | 2 | 658.5 | 0.0 | 4.1 | 2.42 | 10 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 2 | 906.0 | 0.0 | 5.7 | 69.99 | 396 | 0.0 | 1 | 543.6 | 0.0 | 3.4 | 2.42 | 8 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 1 | 504.2 | 0.0 | 3.2 | 69.99 | 221 | 0.0 | 1 | 302.5 | 0.0 | 1.9 | 2.42 | 5 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 7,395.3 | 0.0 | 46.2 | 69.99 | 3,235 | | | 4,437.2 | 0.0 | 27.7 | 2.42 | 67 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 7,395.3 | 0.0 | 46.2 | 69.99 | 3,235 | | | 4,437.2 | 0.0 | 27.7 | 2.42 | 67 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 101.03 | 1.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.1 | 0.0 | 0.0 | 75.48 | 2.4 | 0.0 | 0.1 | 0.1 |
| 2014 | 0.0 | 0.0 | 101.03 | 1.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 1.7 | 0.0 | 0.0 | 75.48 | 2.0 | 0.0 | 0.1 | 0.1 |
| 2015 | 0.0 | 0.0 | 101.03 | 1.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.4 | 0.0 | 0.0 | 75.48 | 1.6 | 0.0 | 0.1 | 0.1 |
| 2016 | 0.0 | 0.0 | 101.03 | 0.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.2 | 0.0 | 0.0 | 75.48 | 1.4 | 0.0 | 0.1 | 0.1 |
| 2017 | 0.0 | 0.0 | 101.03 | 0.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.0 | 0.0 | 0.0 | 75.48 | 1.1 | 0.0 | 0.1 | 0.1 |
| 2018 | 0.0 | 0.0 | 101.03 | 0.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.5 | 0.0 | 0.0 | 75.48 | 0.6 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.1 | 101.03 | 6.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 7.9 | 0.0 | 0.1 | 75.48 | 9.2 | 0.0 | 0.4 | 0.4 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.1 | 101.03 | 6.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 7.9 | 0.0 | 0.1 | 75.48 | 9.2 | 0.0 | 0.4 | 0.4 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 879 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 879 | 0.0 | 0.0 | 0.0 | 0.0 | 3.7 | 3.7 | 0.0 | 875 | 0.0 | 875 | 875 | 836 |
| 2014 | 723 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 723 | 0.0 | 0.0 | 0.0 | 0.0 | 3.0 | 3.0 | 0.0 | 720 | 0.0 | 720 | 1,595 | 625 |
| 2015 | 596 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 596 | 0.0 | 0.0 | 0.0 | 0.0 | 2.5 | 2.5 | 0.0 | 593 | 0.0 | 593 | 2,189 | 469 |
| 2016 | 494 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 494 | 0.0 | 0.0 | 0.0 | 0.0 | 2.1 | 2.1 | 0.0 | 492 | 0.0 | 492 | 2,680 | 352 |
| 2017 | 407 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 407 | 0.0 | 0.0 | 0.0 | 0.0 | 1.7 | 1.7 | 0.0 | 406 | 0.0 | 406 | 3,086 | 264 |
| 2018 | 227 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 227 | 0.0 | 0.0 | 0.0 | 0.0 | 0.9 | 0.9 | 0.0 | 226 | 0.0 | 226 | 3,312 | 134 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,312 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,312 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,312 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,312 | 0 |
| Sub | 3,326 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 3,326 | 0.0 | 0.0 | 0.0 | 0.0 | 13.9 | 13.9 | 0.0 | 3,312 | 0.0 | 3,312 | 3,312 | 2,680 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 3,312 | 0 |
| Total | 3,326 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 3,326 | 0.0 | 0.0 | 0.0 | 0.0 | 13.9 | 13.9 | 0.0 | 3,312 | 0.0 | 3,312 | 3,312 | 2,680 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 2.2 |
| RLI (Principal Product) | 3.78 |
| Reserves Life | 6.00 |
| RLI (BOE) | 3.8 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 7,395 | 0 | 46 | 46 |
| Gas (Mcf) | 4,437 | 0 | 28 | 28 |
| Gas (bbl) | 740 | 0 | 5 | 5 |
| *NGL (bbl) | 60 | 0 | 0 | 0 |
| Cond (bbl) | 10 | 0 | 0 | 0 |
| Total (bbl) | 8,205 | 0 | 51 | 51 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 3,312 | 0.0 | 3,312 | 64.58 |
| 5 | 2,964 | 0.0 | 2,964 | 57.79 |
| 8 | 2,787 | 0.0 | 2,787 | 54.35 |
| 10 | 2,680 | 0.0 | 2,680 | 52.27 |
| 15 | 2,447 | 0.0 | 2,447 | 47.72 |
| 20 | 2,252 | 0.0 | 2,252 | 43.92 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | 10.0 |
| Payout | (Yrs) | | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > 200.0 |
| NPV/Undisc Invest | | | 0.0 | 0.0 |
| NPV/Disc Invest | | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 72.2 | 72.2 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.04 | 0.04 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.04 | 0.04 |
| Price | ($/BOE) | 0.00 | 0.00 | 64.85 | 64.85 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.27 | 0.27 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 64.58 | 64.58 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/12-07-011-18W4/0 | Formation: | SUNBURST SS |
| Category | P+P | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1995-03-18 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1995-03-12 | Top Depth: | 3,582.0 ft KB |
| Kelly Bushing: | 2,790.4 ft SS | Total Depth: | 3,677.8 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,597.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters** * | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 90.0 Mbbl | Ultimate Recoverable: | 97.5 MMcf |
| Production Area: | acre | Cumulative Production: | 72.6 Mbbl | Cumulative Production: | 84.5 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 17.4 Mbbl | Remaining Recoverable: | 13.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 10.4 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.20 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1401 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1995-03-18 | GOR: | 750.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,034 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 13,045.8 Mcf | Oil: | 17.4 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2026-03-21 |
| Initial Rate: | 6 bbl/day |
| Rate at Effective Date: | 6 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.060 |
| Min Effective Decline: | |
| Final Cum: | 90.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0638 Molar Fraction |
| Propane | 96 bbl | 9.16 bbl/MMcf | 0.0082 Molar Fraction |
| Butane | 46 bbl | 4.39 bbl/MMcf | 0.0017 Molar Fraction |
| Pentane+ | 24 bbl | 2.28 bbl/MMcf | 0.0004 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | |
|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | Turin |
| Province: | Alberta | 00/12-07-011-18W4/0 |
| Field: | TURIN | P+P |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | |
| Unit: | | |
| Status: | PUMPING OIL | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 72,606 | Gas Cum | (Mcf) | 84,486 | Water Cum | (bbl) | 122,228 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 17,394 | Gas Rem Rec | (Mcf) | 13,046 | Water Rem Rec | (bbl) | 278,311 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 90,000 | Gas Ult Rec | (Mcf) | 97,532 | Water Ult Rec | (bbl) | 400,539 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod | (bbl) 72,606 | Decline Exp | 0.060 |
| Forecast End (Tf) | | 03/20/2026 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) 17,394 | Initial Decline (De) | 08.2 |
| Initial Rate (qi) | (bbl/day) | 5.9 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.2 | Reserve Life Index | 8.35 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable (bbl) | 90,000 | Gas Total Sales (Mcf) | 10,437 | Reserve Half Life | 4.89 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/12-07-011-18W4/0
**Formation :** SUNBURST SS
Effective December 31, 2012

Interests: Freehold 0.625% Manual
Lease Burden:
Lessor: Freehold 20% Manual

Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 6 | 2,084.2 | 0.0 | 13.0 | 69.99 | 912 | 0.0 | 3 | 1,250.5 | 0.0 | 7.8 | 2.42 | 19 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 5 | 1,914.6 | 0.0 | 12.0 | 69.99 | 838 | 0.0 | 3 | 1,148.8 | 0.0 | 7.2 | 2.42 | 17 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 5 | 1,759.6 | 0.0 | 11.0 | 69.99 | 770 | 0.0 | 3 | 1,055.7 | 0.0 | 6.6 | 2.42 | 16 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 4 | 1,622.0 | 0.0 | 10.1 | 69.99 | 710 | 0.0 | 3 | 973.2 | 0.0 | 6.1 | 2.42 | 15 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 4 | 1,487.7 | 0.0 | 9.3 | 69.99 | 651 | 0.0 | 2 | 892.6 | 0.0 | 5.6 | 2.42 | 14 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 4 | 1,368.9 | 0.0 | 8.6 | 69.99 | 599 | 0.0 | 2 | 821.4 | 0.0 | 5.1 | 2.42 | 12 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 3 | 1,260.2 | 0.0 | 7.9 | 69.99 | 551 | 0.0 | 2 | 756.1 | 0.0 | 4.7 | 2.42 | 11 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 3 | 1,163.6 | 0.0 | 7.3 | 69.99 | 509 | 0.0 | 2 | 698.2 | 0.0 | 4.4 | 2.42 | 11 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 3 | 1,069.0 | 0.0 | 6.7 | 69.99 | 468 | 0.0 | 2 | 641.4 | 0.0 | 4.0 | 2.42 | 10 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 3 | 985.3 | 0.0 | 6.2 | 69.99 | 431 | 0.0 | 2 | 591.2 | 0.0 | 3.7 | 2.42 | 9 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 14,715.1 | 0.0 | 92.0 | 69.99 | 6,437 | | | 8,829.1 | 0.0 | 55.2 | 2.42 | 134 | 0.0 | 0.00 | | |
| Rem | | | 2,679.3 | 0.0 | 16.7 | 69.99 | 1,172 | | | 1,607.6 | 0.0 | 10.0 | 2.42 | 24 | 0.0 | 0.00 | | |
| Total | | | 17,394.4 | 0.0 | 108.7 | 69.99 | 7,609 | | | 10,436.7 | 0.0 | 65.2 | 2.42 | 158 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 101.03 | 1.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.2 | 0.0 | 0.0 | 75.48 | 2.6 | 0.0 | 0.1 | 0.1 |
| 2014 | 0.0 | 0.0 | 101.03 | 1.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.0 | 0.0 | 0.0 | 75.48 | 2.4 | 0.0 | 0.1 | 0.1 |
| 2015 | 0.0 | 0.0 | 101.03 | 1.5 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 1.9 | 0.0 | 0.0 | 75.48 | 2.2 | 0.0 | 0.1 | 0.1 |
| 2016 | 0.0 | 0.0 | 101.03 | 1.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 1.7 | 0.0 | 0.0 | 75.48 | 2.0 | 0.0 | 0.1 | 0.1 |
| 2017 | 0.0 | 0.0 | 101.03 | 1.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 1.6 | 0.0 | 0.0 | 75.48 | 1.8 | 0.0 | 0.1 | 0.1 |
| 2018 | 0.0 | 0.0 | 101.03 | 1.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.5 | 0.0 | 0.0 | 75.48 | 1.7 | 0.0 | 0.1 | 0.1 |
| 2019 | 0.0 | 0.0 | 101.03 | 1.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.3 | 0.0 | 0.0 | 75.48 | 1.6 | 0.0 | 0.1 | 0.1 |
| 2020 | 0.0 | 0.0 | 101.03 | 1.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.2 | 0.0 | 0.0 | 75.48 | 1.4 | 0.0 | 0.1 | 0.1 |
| 2021 | 0.0 | 0.0 | 101.03 | 0.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.1 | 0.0 | 0.0 | 75.48 | 1.3 | 0.0 | 0.1 | 0.1 |
| 2022 | 0.0 | 0.0 | 101.03 | 0.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.1 | 0.0 | 0.0 | 75.48 | 1.2 | 0.0 | 0.1 | 0.1 |
| Sub | 0.0 | 0.1 | 101.03 | 12.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.5 | 31.04 | 15.7 | 0.0 | 0.2 | 75.48 | 18.3 | 0.0 | 0.9 | 0.9 |
| Rem | 0.0 | 0.0 | 101.03 | 2.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.9 | 0.0 | 0.0 | 75.48 | 3.3 | 0.0 | 0.2 | 0.2 |
| Total | 0.0 | 0.1 | 101.03 | 15.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.6 | 31.04 | 18.5 | 0.0 | 0.3 | 75.48 | 21.6 | 0.0 | 1.0 | 1.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 937 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 937 | 0.0 | 0.0 | 0.0 | 0.0 | 3.9 | 3.9 | 0.0 | 933 | 0.0 | 933 | 933 | 891 |
| 2014 | 861 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 861 | 0.0 | 0.0 | 0.0 | 0.0 | 3.6 | 3.6 | 0.0 | 857 | 0.0 | 857 | 1,791 | 744 |
| 2015 | 791 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 791 | 0.0 | 0.0 | 0.0 | 0.0 | 3.3 | 3.3 | 0.0 | 788 | 0.0 | 788 | 2,579 | 622 |
| 2016 | 729 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 729 | 0.0 | 0.0 | 0.0 | 0.0 | 3.0 | 3.0 | 0.0 | 726 | 0.0 | 726 | 3,305 | 520 |
| 2017 | 669 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 669 | 0.0 | 0.0 | 0.0 | 0.0 | 2.8 | 2.8 | 0.0 | 666 | 0.0 | 666 | 3,971 | 434 |
| 2018 | 616 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 616 | 0.0 | 0.0 | 0.0 | 0.0 | 2.6 | 2.6 | 0.0 | 613 | 0.0 | 613 | 4,584 | 363 |
| 2019 | 567 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 567 | 0.0 | 0.0 | 0.0 | 0.0 | 2.4 | 2.4 | 0.0 | 564 | 0.0 | 564 | 5,149 | 304 |
| 2020 | 523 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 523 | 0.0 | 0.0 | 0.0 | 0.0 | 2.2 | 2.2 | 0.0 | 521 | 0.0 | 521 | 5,670 | 255 |
| 2021 | 481 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 481 | 0.0 | 0.0 | 0.0 | 0.0 | 2.0 | 2.0 | 0.0 | 479 | 0.0 | 479 | 6,149 | 213 |
| 2022 | 443 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 443 | 0.0 | 0.0 | 0.0 | 0.0 | 1.8 | 1.8 | 0.0 | 441 | 0.0 | 441 | 6,590 | 178 |
| Sub | 6,617 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 6,617 | 0.0 | 0.0 | 0.0 | 0.0 | 27.6 | 27.6 | 0.0 | 6,590 | 0.0 | 6,590 | 6,590 | 4,524 |
| Rem | 1,205 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,205 | 0.0 | 0.0 | 0.0 | 0.0 | 5.0 | 5.0 | 0.0 | 1,200 | 0.0 | 1,200 | 7,790 | 400 |
| Total | 7,822 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 7,822 | 0.0 | 0.0 | 0.0 | 0.0 | 32.6 | 32.6 | 0.0 | 7,790 | 0.0 | 7,790 | 7,790 | 4,924 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 4.9 |
| RLI (Principal Product) | 8.35 |
| Reserves Life | 14.00 |
| RLI (BOE) | 8.3 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 17,394 | 0 | 109 | 109 |
| Gas (Mcf) | 10,437 | 0 | 65 | 65 |
| Gas (bbl) | 1,739 | 0 | 11 | 11 |
| *NGL (bbl) | 141 | 0 | 1 | 1 |
| Cond (bbl) | 24 | 0 | 0 | 0 |
| Total (bbl) | 19,299 | 0 | 121 | 121 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 7,790 | 0.0 | 7,790 | 64.58 |
| 5 | 6,072 | 0.0 | 6,072 | 50.34 |
| 8 | 5,332 | 0.0 | 5,332 | 44.21 |
| 10 | 4,924 | 0.0 | 4,924 | 40.83 |
| 15 | 4,124 | 0.0 | 4,124 | 34.19 |
| 20 | 3,545 | 0.0 | 3,545 | 29.39 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | | 10.0 |
| Payout | (Yrs) | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | | > 200.0 |
| NPV/Undisc Invest | | 0.0 | | 0.0 |
| NPV/Disc Invest | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | 124.5 | | 124.5 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.04 | 0.04 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.04 | 0.04 |
| Price | ($/BOE) | 0.00 | 0.00 | 64.85 | 64.85 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.27 | 0.27 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 64.58 | 64.58 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/13-07-011-18W4/0 | Formation: | SAWTOOTH |
| Category | PDP | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1995-06-04 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1995-05-30 | Top Depth: | 3,612.9 ft KB |
| Kelly Bushing: | 2,791.7 ft SS | Total Depth: | 3,687.7 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,616.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 23.5 Mbbl | Ultimate Recoverable: | 31.5 MMcf |
| Production Area: | acre | Cumulative Production: | 22.8 Mbbl | Cumulative Production: | 30.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.7 Mbbl | Remaining Recoverable: | 1.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.8 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.20 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1401 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1995-06-04 | GOR: | 1,500.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,034 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 1,032.4 Mcf | Oil: | 0.7 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2013-12-01 |
| Initial Rate: | 2 bbl/day |
| Rate at Effective Date: | 2 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 23.5 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | **Reserve** | **Yield** | **ISC** |
|---|---|---|---|
| Ethane | | | 0.0638 Molar Fraction |
| Propane | 8 bbl | 9.16 bbl/MMcf | 0.0082 Molar Fraction |
| Butane | 4 bbl | 4.39 bbl/MMcf | 0.0017 Molar Fraction |
| Pentane+ | 2 bbl | 2.28 bbl/MMcf | 0.0004 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| **Interests** | **Lessor** | **Burdens** |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Turin** |
| **Province:** | **Alberta** | | **00/13-07-011-18W4/0** |
| **Field:** | **TURIN** | | **PDP** |
| **Pool:** | **CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO** | | |
| **Unit:** | | | |
| **Status:** | **PUMPING OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
End Of Hist
0 2,500 5,000 7,500 10,000 12,500 15,000 17,500 20,000 22,500 25,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 22,812 | Gas Cum | (Mcf) | 30,436 | Water Cum | (bbl) | 214,055 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 688 | Gas Rem Rec | (Mcf) | 1,032 | Water Rem Rec | (bbl) | 13,422 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 23,500 | Gas Ult Rec | (Mcf) | 31,468 | Water Ult Rec | (bbl) | 227,476 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (bbl) | 22,812 | Decline Exp | 0.000 |
| Forecast End (Tf) | 11/30/2013 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 688 | Initial Decline (De) | 06.5 |
| Initial Rate (qi) (bbl/day) | 2.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.2 | Reserve Life Index | 1.0 |
| Final Rate (qf) (bbl/day) | 2.0 | Ult Recoverable (bbl) | 23,500 | Gas Total Sales (Mcf) | 826 | Reserve Half Life | 0.45 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/13-07-011-18W4/0
**Formation :** SAWTOOTH
Effective December 31, 2012

Interests: Freehold 0.625% Manual
Lease Burden:
Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 2 | 688.3 | 0.0 | 4.3 | 69.99 | 301 | 0.0 | 2 | 825.9 | 0.0 | 5.2 | 2.42 | 12 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 688.3 | 0.0 | 4.3 | 69.99 | 301 | | | 825.9 | 0.0 | 5.2 | 2.42 | 12 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 688.3 | 0.0 | 4.3 | 69.99 | 301 | | | 825.9 | 0.0 | 5.2 | 2.42 | 12 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 101.03 | 1.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.5 | 0.0 | 0.0 | 75.48 | 1.7 | 0.0 | 0.1 | 0.1 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 101.03 | 1.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.5 | 0.0 | 0.0 | 75.48 | 1.7 | 0.0 | 0.1 | 0.1 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 101.03 | 1.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 1.5 | 0.0 | 0.0 | 75.48 | 1.7 | 0.0 | 0.1 | 0.1 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 318 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 318 | 0.0 | 0.0 | 0.0 | 0.0 | 2.6 | 2.6 | 0.0 | 315 | 0.0 | 315 | 315 | 302 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| Sub | 318 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 318 | 0.0 | 0.0 | 0.0 | 0.0 | 2.6 | 2.6 | 0.0 | 315 | 0.0 | 315 | 315 | 302 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 315 | 0 |
| Total | 318 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 318 | 0.0 | 0.0 | 0.0 | 0.0 | 2.6 | 2.6 | 0.0 | 315 | 0.0 | 315 | 315 | 302 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.5 |
| RLI (Principal Product) | 1.00 |
| Reserves Life | 0.92 |
| RLI (BOE) | 1.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 688 | 0 | 4 | 4 |
| Gas (Mcf) | 826 | 0 | 5 | 5 |
| Gas (bbl) | 138 | 0 | 1 | 1 |
| *NGL (bbl) | 11 | 0 | 0 | 0 |
| Cond (bbl) | 2 | 0 | 0 | 0 |
| Total (bbl) | 839 | 0 | 5 | 5 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 315 | 0.0 | 315 | 60.14 |
| 5 | 309 | 0.0 | 309 | 58.84 |
| 8 | 305 | 0.0 | 305 | 58.10 |
| 10 | 302 | 0.0 | 302 | 57.63 |
| 15 | 296 | 0.0 | 296 | 56.50 |
| 20 | 291 | 0.0 | 291 | 55.45 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 21.0 | 21.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.02 | 0.02 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.01 | 0.01 |
| Price | ($/BOE) | 0.00 | 0.00 | 60.63 | 60.63 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.49 | 0.49 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 60.14 | 60.14 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:00 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/14-07-011-18W4/0 | Formation: | MANNVILLE LOWER |
| Category | PDP | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1988-01-06 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-05-28 | Top Depth: | 3,600.7 ft KB |
| Kelly Bushing: | 2,792.7 ft SS | Total Depth: | 3,773.0 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,611.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 182.5 Mbbl | Ultimate Recoverable: | 237.1 MMcf |
| Production Area: | acre | Cumulative Production: | 179.7 Mbbl | Cumulative Production: | 237.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 2.8 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.20 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1401 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1985-06-11 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,034 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 2.8 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2015-10-14 |
| Initial Rate: | 4 bbl/day |
| Rate at Effective Date: | 4 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 182.5 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0638 Molar Fraction |
| Propane | 0 bbl | 9.16 bbl/MMcf | 0.0082 Molar Fraction |
| Butane | 0 bbl | 4.39 bbl/MMcf | 0.0017 Molar Fraction |
| Pentane+ | 0 bbl | 2.28 bbl/MMcf | 0.0004 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Turin** |
| **Province:** | **Alberta** | | **00/14-07-011-18W4/0** |
| **Field:** | **TURIN** | | **PDP** |
| **Pool:** | **CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO** | | |
| **Unit:** | | | |
| **Status:** | **PUMPING OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 179,650 | Gas Cum | (Mcf) | 237,130 | Water Cum | (bbl) | 448,292 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 2,850 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 182,500 | Gas Ult Rec | (Mcf) | 237,130 | Water Ult Rec | (bbl) | 448,292 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Undefined | Est Cum Prod | (bbl) | 179,650 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 10/13/2015 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 2,850 | Initial Decline (De) | 20.7 |
| Initial Rate (qi) | (bbl/day) | 3.8 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.2 | Reserve Life Index | 2.3 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 182,500 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life | 1.18 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Turin, Alberta
**Entity :** 00/14-07-011-18W4/0
**Formation :** MANNVILLE LOWER
Effective December 31, 2012

Interests: Freehold 0.625% Manual
Lease Burden:
Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 1.0 | 3 | 1,240.0 | 0.0 | 7.8 | 69.99 | 542 |
| 2014 | 1.0 | 3 | 984.0 | 0.0 | 6.2 | 69.99 | 430 |
| 2015 | 1.0 | 2 | 625.7 | 0.0 | 3.9 | 69.99 | 274 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 2,849.7 | 0.0 | 17.8 | 69.99 | 1,247 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 2,849.7 | 0.0 | 17.8 | 69.99 | 1,247 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 542 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 542 | 0.0 | 0.0 |
| 2014 | 430 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 430 | 0.0 | 0.0 |
| 2015 | 274 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 274 | 0.0 | 0.0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Sub | 1,247 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,247 | 0.0 | 0.0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Total | 1,247 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,247 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 542 | 0.0 | 542 | 542 | 518 |
| 2014 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 430 | 0.0 | 430 | 973 | 374 |
| 2015 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 274 | 0.0 | 274 | 1,247 | 218 |
| 2016 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,247 | 0 |
| 2017 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,247 | 0 |
| 2018 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,247 | 0 |
| 2019 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,247 | 0 |
| 2020 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,247 | 0 |
| 2021 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,247 | 0 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,247 | 0 |
| Sub | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1,247 | 0.0 | 1,247 | 1,247 | 1,111 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,247 | 0 |
| Total | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1,247 | 0.0 | 1,247 | 1,247 | 1,111 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 1.2 |
| RLI (Principal Product) | 2.30 |
| Reserves Life | 2.83 |
| RLI (BOE) | 2.3 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 2,850 | 0 | 18 | 18 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 2,850 | 0 | 18 | 18 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 1,247 | 0.0 | 1,247 | 69.99 |
| 5 | 1,174 | 0.0 | 1,174 | 65.93 |
| 8 | 1,135 | 0.0 | 1,135 | 63.73 |
| 10 | 1,111 | 0.0 | 1,111 | 62.36 |
| 15 | 1,054 | 0.0 | 1,054 | 59.20 |
| 20 | 1,004 | 0.0 | 1,004 | 56.40 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 52.3 | | 52.3 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.02 | 0.02 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.02 | 0.02 |
| Price | ($/BOE) | 0.00 | 0.00 | 69.99 | 69.99 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 69.99 | 69.99 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/14-07-011-18W4/0 | Formation: | MANNVILLE LOWER |
| Category | P+P | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1988-01-06 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-05-28 | Top Depth: | 3,600.7 ft KB |
| Kelly Bushing: | 2,792.7 ft SS | Total Depth: | 3,773.0 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,611.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 185.0 Mbbl | Ultimate Recoverable: | 237.1 MMcf |
| Production Area: | acre | Cumulative Production: | 179.7 Mbbl | Cumulative Production: | 237.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 5.3 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.20 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1401 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1985-06-11 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,034 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 5.3 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2018-03-13 |
| Initial Rate: | 4 bbl/day |
| Rate at Effective Date: | 4 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 185.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0638 Molar Fraction |
| Propane | 0 bbl | 9.16 bbl/MMcf | 0.0082 Molar Fraction |
| Butane | 0 bbl | 4.39 bbl/MMcf | 0.0017 Molar Fraction |
| Pentane+ | 0 bbl | 2.28 bbl/MMcf | 0.0004 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | |
|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | Turin |
| Province: | Alberta | 00/14-07-011-18W4/0 |
| Field: | TURIN | P+P |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | |
| Unit: | | |
| Status: | PUMPING OIL | |


Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)


Calendar Daily Oil Production (bbl/day)
Oil Qf
End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 179,651 | Gas Cum | (Mcf) | 237,130 | Water Cum | (bbl) | 448,292 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 5,349 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 185,000 | Gas Ult Rec | (Mcf) | 237,130 | Water Ult Rec | (bbl) | 448,292 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod | (bbl) | 179,651 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 03/12/2018 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 5,349 | Initial Decline (De) | 11.8 |
| Initial Rate (qi) | (bbl/day) | 3.8 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.2 | Reserve Life Index | 4.06 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable (bbl) | 185,000 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life | 2.19 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/14-07-011-18W4/0
**Formation :** MANNVILLE LOWER
Effective December 31, 2012

Interests: Freehold 0.625% Manual
Lease Burden:
Lessor: Freehold 20% Manual

Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 1.0 | 4 | 1,317.0 | 0.0 | 8.2 | 69.99 | 576 |
| 2014 | 1.0 | 3 | 1,161.7 | 0.0 | 7.3 | 69.99 | 508 |
| 2015 | 1.0 | 3 | 1,024.6 | 0.0 | 6.4 | 69.99 | 448 |
| 2016 | 1.0 | 2 | 906.1 | 0.0 | 5.7 | 69.99 | 396 |
| 2017 | 1.0 | 2 | 796.9 | 0.0 | 5.0 | 69.99 | 349 |
| 2018 | 1.0 | 0 | 142.8 | 0.0 | 0.9 | 69.99 | 62 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 5,349.2 | 0.0 | 33.4 | 69.99 | 2,340 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 5,349.2 | 0.0 | 33.4 | 69.99 | 2,340 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 576 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 576 | 0.0 | 0.0 |
| 2014 | 508 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 508 | 0.0 | 0.0 |
| 2015 | 448 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 448 | 0.0 | 0.0 |
| 2016 | 396 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 396 | 0.0 | 0.0 |
| 2017 | 349 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 349 | 0.0 | 0.0 |
| 2018 | 62 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 62 | 0.0 | 0.0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Sub | 2,340 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,340 | 0.0 | 0.0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Total | 2,340 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,340 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 576 | 0.0 | 576 | 576 | 550 |
| 2014 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 508 | 0.0 | 508 | 1,084 | 441 |
| 2015 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 448 | 0.0 | 448 | 1,533 | 354 |
| 2016 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 396 | 0.0 | 396 | 1,929 | 284 |
| 2017 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 349 | 0.0 | 349 | 2,278 | 227 |
| 2018 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 62 | 0.0 | 62 | 2,340 | 37 |
| 2019 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 2,340 | 0 |
| 2020 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 2,340 | 0 |
| 2021 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 2,340 | 0 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 2,340 | 0 |
| Sub | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2,340 | 0.0 | 2,340 | 2,340 | 1,893 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 2,340 | 0 |
| Total | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2,340 | 0.0 | 2,340 | 2,340 | 1,893 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.2 |
| RLI (Principal Product) | 4.06 |
| Reserves Life | 6.00 |
| RLI (BOE) | 4.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 5,349 | 0 | 33 | 33 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 5,349 | 0 | 33 | 33 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 2,340 | 0.0 | 2,340 | 69.99 |
| 5 | 2,094 | 0.0 | 2,094 | 62.64 |
| 8 | 1,969 | 0.0 | 1,969 | 58.89 |
| 10 | 1,893 | 0.0 | 1,893 | 56.62 |
| 15 | 1,726 | 0.0 | 1,726 | 51.64 |
| 20 | 1,587 | 0.0 | 1,587 | 47.46 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 84.0 | 84.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.02 | 0.02 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.02 | 0.02 |
| Price | ($/BOE) | 0.00 | 0.00 | 69.99 | 69.99 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 69.99 | 69.99 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/02-18-011-18W4/0 | Formation: | SUNBURST SS |
| Category | NRA | Calculation Type: | |
| Type: | Service | Class: | Undefined |
| Current Status: | WATER INJECTOR | Current Status Date: | 2011-01-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1990-11-13 | Top Depth: | 3,569.6 ft KB |
| Kelly Bushing: | 2,805.8 ft SS | Total Depth: | 3,740.2 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,579.4 ft KB |

**RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 0 ft | Original Volume In Place: | 0.0 Mbbl | Original Volume In Place: | 0.0 MMcf |
| Gas/Oil Contact: | 0 ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | 0 ft | Ultimate Recoverable: | 67.8 Mbbl | Ultimate Recoverable: | 108.4 MMcf |
| Production Area: | 0 acre | Cumulative Production: | 67.8 Mbbl | Cumulative Production: | 108.4 MMcf |
| Net Pay: | 0.00 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | 0.00 Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.000 Fraction | | | Oil Saturation: * | 0.00 Fraction |
| Water Saturation: | 0.000 Fraction | | | Z Factor: * | 1.0000 Fraction |
| Initial Pressure: | 0.0 psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | 0 F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1119 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1991-02-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | 0 API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | |
|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | Turin |
| Province: | Alberta | 00/02-18-011-18W4/0 |
| Field: | TURIN | NRA |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | |
| Unit: | | |
| Status: | WATER INJECTOR | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 67,825 | Gas Cum | (Mcf) | 108,448 | Water Cum | (bbl) | 72,431 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 67,825 | Gas Ult Rec | (Mcf) | 108,448 | Water Ult Rec | (bbl) | 72,431 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod | (bbl) | 67,825 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) | (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) | (bbl/day) | Ult Recoverable (bbl) | 67,825 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/03-18-011-18W4/0 | Formation: | SAWTOOTH |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | SUSPENDED OIL | Current Status Date: | 2008-06-25 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1989-04-18 | Top Depth: | 3,625.3 ft KB |
| Kelly Bushing: | 2,793.0 ft SS | Total Depth: | 3,707.3 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,628.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 95.9 Mbbl | Ultimate Recoverable: | 164.0 MMcf |
| Production Area: | acre | Cumulative Production: | 95.9 Mbbl | Cumulative Production: | 164.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1760 Fraction |

Volumetric Remarks:

Category Remarks: Suspended.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1989-05-05 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | | Turin |
| Province: | Alberta | | 00/03-18-011-18W4/0 |
| Field: | TURIN | | NRA |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | | |
| Unit: | | | |
| Status: | SUSPENDED OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Time (Years)
End Of Hist



Calendar Daily Oil Production (bbl/day)
Cumulative Oil Production (bbl)
End Of Hist

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 95,942 | Gas Cum | (Mcf) | 163,977 | Water Cum | (bbl) | 842,855 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 95,942 | Gas Ult Rec | (Mcf) | 163,977 | Water Ult Rec | (bbl) | 842,855 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod (bbl) | 95,942 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) | |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 95,942 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/06-18-011-18W4/0 | Formation: | SUNBURST SS |
| Category | PDP | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 2012-05-20 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-11-13 | Top Depth: | 3,602.4 ft KB |
| Kelly Bushing: | 2,802.8 ft SS | Total Depth: | 3,710.6 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,612.2 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| **Reservoir Parameters** * | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 22.5 Mbbl | Ultimate Recoverable: | 30.1 MMcf |
| Production Area: | acre | Cumulative Production: | 20.5 Mbbl | Cumulative Production: | 27.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 2.0 Mbbl | Remaining Recoverable: | 2.7 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 2.1 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.25 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0026 Fraction |
| | | | | CO2 Content: | 0.1418 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1986-02-01 | GOR: | 1,340.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,022 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 2,738.2 Mcf | Oil: | 2.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2015-06-14 |
| Initial Rate: | 3 bbl/day |
| Rate at Effective Date: | 3 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 22.5 Mbbl |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0707 Molar Fraction |
| Propane | 26 bbl | 12.49 bbl/MMcf | 0.0111 Molar Fraction |
| Butane | 15 bbl | 7.20 bbl/MMcf | 0.0027 Molar Fraction |
| Pentane+ | 14 bbl | 6.71 bbl/MMcf | 0.0012 Molar Fraction |
| Field Condensate | | | |
| Sulphur | 0 lt | 0.14 lt/MMcf | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | | Turin |
| Province: | Alberta | | 00/06-18-011-18W4/0 |
| Field: | TURIN | | PDP |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | | |
| Unit: | | | |
| Status: | PUMPING OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff
End Of Hist
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 20,457 | Gas Cum | (Mcf) | 27,403 | Water Cum | (bbl) | 1,032 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 2,043 | Gas Rem Rec | (Mcf) | 2,738 | Water Rem Rec | (bbl) | 715 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 22,500 | Gas Ult Rec | (Mcf) | 30,141 | Water Ult Rec | (bbl) | 1,747 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Undefined | Est Cum Prod | (bbl) | 20,457 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 06/13/2015 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 2,043 | Initial Decline (De) | 10.1 |
| Initial Rate (qi) | (bbl/day) | 2.6 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.25 | Reserve Life Index | 2.27 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 22,500 | Gas Total Sales | (Mcf) | 2,054 | Reserve Half Life | 1.15 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/06-18-011-18W4/0
**Formation :** SUNBURST SS
Effective December 31, 2012

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 2 | 899.5 | 0.0 | 5.6 | 69.99 | 393 | 0.0 | 2 | 904.0 | 0.0 | 5.6 | 2.39 | 14 | 0.0 | 85.02 | 0 | 0 |
| 2014 | 1.0 | 2 | 808.3 | 0.0 | 5.1 | 69.99 | 354 | 0.0 | 2 | 812.3 | 0.0 | 5.1 | 2.39 | 12 | 0.0 | 85.00 | 0 | 0 |
| 2015 | 1.0 | 1 | 335.6 | 0.0 | 2.1 | 69.99 | 147 | 0.0 | 1 | 337.3 | 0.0 | 2.1 | 2.39 | 5 | 0.0 | 85.02 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 2,043.4 | 0.0 | 12.8 | 69.99 | 894 | | | 2,053.6 | 0.0 | 12.8 | 2.39 | 31 | 0.0 | 85.01 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 2,043.4 | 0.0 | 12.8 | 69.99 | 894 | | | 2,053.6 | 0.0 | 12.8 | 2.39 | 31 | 0.0 | 85.01 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 101.03 | 3.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.2 | 0.0 | 0.0 | 75.48 | 3.1 | 0.0 | 0.1 | 0.1 |
| 2014 | 0.0 | 0.0 | 101.03 | 3.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.0 | 0.0 | 0.0 | 75.48 | 2.8 | 0.0 | 0.1 | 0.1 |
| 2015 | 0.0 | 0.0 | 101.03 | 1.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 31.04 | 0.8 | 0.0 | 0.0 | 75.48 | 1.1 | 0.0 | 0.1 | 0.1 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.1 | 101.03 | 8.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 5.0 | 0.0 | 0.1 | 75.48 | 7.0 | 0.0 | 0.3 | 0.3 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.1 | 101.03 | 8.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 5.0 | 0.0 | 0.1 | 75.48 | 7.0 | 0.0 | 0.3 | 0.3 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 416 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 416 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 416 | 0.0 | 416 | 416 | 397 |
| 2014 | 374 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 374 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 374 | 0.0 | 374 | 790 | 325 |
| 2015 | 155 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 155 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 155 | 0.0 | 155 | 945 | 126 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 945 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 945 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 945 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 945 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 945 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 945 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 945 | 0 |
| Sub | 945 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 945 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 945 | 0.0 | 945 | 945 | 848 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 945 | 0 |
| Total | 945 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 945 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 945 | 0.0 | 945 | 945 | 848 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 1.2 |
| RLI (Principal Product) | 2.27 |
| Reserves Life | 2.50 |
| RLI (BOE) | 2.3 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 2,043 | 0 | 13 | 13 |
| Gas (Mcf) | 2,054 | 0 | 13 | 13 |
| Gas (bbl) | 342 | 0 | 2 | 2 |
| *NGL (bbl) | 40 | 0 | 0 | 0 |
| Cond (bbl) | 14 | 0 | 0 | 0 |
| Total (bbl) | 2,440 | 0 | 15 | 15 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 945 | 0.0 | 945 | 62.00 |
| 5 | 893 | 0.0 | 893 | 58.59 |
| 8 | 865 | 0.0 | 865 | 56.74 |
| 10 | 848 | 0.0 | 848 | 55.58 |
| 15 | 807 | 0.0 | 807 | 52.90 |
| 20 | 770 | 0.0 | 770 | 50.50 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 46.1 | 46.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.02 | 0.02 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.02 | 0.02 |
| Price | ($/BOE) | 0.00 | 0.00 | 62.00 | 62.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 62.00 | 62.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/08-18-011-18W4/3 | Formation: | MANNVILLE LOWER |
| Category | PDP | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 2010-07-13 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2010-02-13 | Top Depth: | 3,595.8 ft KB |
| Kelly Bushing: | 2,806.4 ft SS | Total Depth: | 3,740.2 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,602.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 20.0 Mbbl | Ultimate Recoverable: | 5.8 MMcf |
| Production Area: | acre | Cumulative Production: | 6.4 Mbbl | Cumulative Production: | 5.8 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 13.6 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.25 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0026 Fraction |
| | | | | CO2 Content: | 0.1418 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2010-07-13 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,022 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 13.6 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2022-03-28 |
| Initial Rate: | 7 bbl/day |
| Rate at Effective Date: | 7 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 20.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0707 Molar Fraction |
| Propane | 0 bbl | 12.49 bbl/MMcf | 0.0111 Molar Fraction |
| Butane | 0 bbl | 7.19 bbl/MMcf | 0.0027 Molar Fraction |
| Pentane+ | 0 bbl | 6.61 bbl/MMcf | 0.0012 Molar Fraction |
| Field Condensate | | | |
| Sulphur | 0 lt | 0.14 lt/MMcf | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Turin** |
| **Province:** | **Alberta** | | **00/08-18-011-18W4/3** |
| **Field:** | **TURIN** | | **PDP** |
| **Pool:** | **CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO** | | |
| **Unit:** | | | |
| **Status:** | **PUMPING OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff
End Of Hist
2011
2012
2013
2014
2015
2016
2017
2018
2019
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff
End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
27,500
30,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 6,387 | Gas Cum | (Mcf) | 5,778 | Water Cum | (bbl) | 12,547 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 13,613 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 20,000 | Gas Ult Rec | (Mcf) | 5,778 | Water Ult Rec | (bbl) | 12,547 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (bbl) | 6,387 | Decline Exp | 0.000 |
| Forecast End (Tf) | 03/27/2022 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 13,613 | Initial Decline (De) | 12.9 |
| Initial Rate (qi) (bbl/day) | 7.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.25 | Reserve Life Index | 5.6 |
| Final Rate (qf) (bbl/day) | 2.0 | Ult Recoverable (bbl) | 20,000 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | 3.24 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/08-18-011-18W4/3
**Formation :** MANNVILLE LOWER
Effective December 31, 2012

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 7 | 2,432.0 | 0.0 | 15.2 | 69.99 | 1,064 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 6 | 2,119.4 | 0.0 | 13.2 | 69.99 | 927 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 5 | 1,846.9 | 0.0 | 11.5 | 69.99 | 808 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 4 | 1,613.6 | 0.0 | 10.1 | 69.99 | 706 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 4 | 1,402.1 | 0.0 | 8.8 | 69.99 | 613 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 3 | 1,221.8 | 0.0 | 7.6 | 69.99 | 534 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 3 | 1,064.7 | 0.0 | 6.7 | 69.99 | 466 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 3 | 930.2 | 0.0 | 5.8 | 69.99 | 407 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 2 | 808.3 | 0.0 | 5.1 | 69.99 | 354 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 0 | 174.1 | 0.0 | 1.1 | 69.99 | 76 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 13,613.1 | 0.0 | 85.1 | 69.99 | 5,955 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 13,613.1 | 0.0 | 85.1 | 69.99 | 5,955 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,064 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,064 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1,064 | 0.0 | 1,064 | 1,064 | 1,016 |
| 2014 | 927 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 927 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 927 | 0.0 | 927 | 1,991 | 805 |
| 2015 | 808 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 808 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 808 | 0.0 | 808 | 2,799 | 638 |
| 2016 | 706 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 706 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 706 | 0.0 | 706 | 3,505 | 506 |
| 2017 | 613 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 613 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 613 | 0.0 | 613 | 4,118 | 399 |
| 2018 | 534 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 534 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 534 | 0.0 | 534 | 4,653 | 317 |
| 2019 | 466 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 466 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 466 | 0.0 | 466 | 5,118 | 251 |
| 2020 | 407 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 407 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 407 | 0.0 | 407 | 5,525 | 199 |
| 2021 | 354 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 354 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 354 | 0.0 | 354 | 5,879 | 157 |
| 2022 | 76 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 76 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 76 | 0.0 | 76 | 5,955 | 31 |
| Sub | 5,955 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 5,955 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,955 | 0.0 | 5,955 | 5,955 | 4,318 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 5,955 | 0 |
| Total | 5,955 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 5,955 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 5,955 | 0.0 | 5,955 | 5,955 | 4,318 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 3.3 |
| RLI (Principal Product) | 5.60 |
| Reserves Life | 10.00 |
| RLI (BOE) | 5.6 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 13,613 | 0 | 85 | 85 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 13,613 | 0 | 85 | 85 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 5,955 | 0.0 | 5,955 | 69.99 |
| 5 | 5,016 | 0.0 | 5,016 | 58.96 |
| 8 | 4,574 | 0.0 | 4,574 | 53.76 |
| 10 | 4,318 | 0.0 | 4,318 | 50.75 |
| 15 | 3,786 | 0.0 | 3,786 | 44.50 |
| 20 | 3,371 | 0.0 | 3,371 | 39.62 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 103.8 | | 103.8 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.04 | 0.04 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.04 | 0.04 |
| Price | ($/BOE) | 0.00 | 0.00 | 69.99 | 69.99 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 69.99 | 69.99 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/08-18-011-18W4/3 | Formation: | MANNVILLE LOWER |
| Category | P+P | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 2010-07-13 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2010-02-13 | Top Depth: | 3,595.8 ft KB |
| Kelly Bushing: | 2,806.4 ft SS | Total Depth: | 3,740.2 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,602.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 25.0 Mbbl | Ultimate Recoverable: | 5.8 MMcf |
| Production Area: | acre | Cumulative Production: | 6.4 Mbbl | Cumulative Production: | 5.8 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 18.6 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.25 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0026 Fraction |
| | | | | CO2 Content: | 0.1418 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2010-07-13 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,022 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 18.6 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2025-08-09 |
| Initial Rate: | 7 bbl/day |
| Rate at Effective Date: | 7 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 25.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0707 Molar Fraction |
| Propane | 0 bbl | 12.49 bbl/MMcf | 0.0111 Molar Fraction |
| Butane | 0 bbl | 7.19 bbl/MMcf | 0.0027 Molar Fraction |
| Pentane+ | 0 bbl | 6.61 bbl/MMcf | 0.0012 Molar Fraction |
| Field Condensate | | | |
| Sulphur | 0 lt | 0.14 lt/MMcf | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | |
|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | Turin |
| Province: | Alberta | 00/08-18-011-18W4/3 |
| Field: | TURIN | P+P |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | |
| Unit: | | |
| Status: | PUMPING OIL | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff
End Of Hist
2011
2012
2013
2014
2015
2016
2017
2018
2019
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff
End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
27,500
30,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 6,387 | Gas Cum | (Mcf) | 5,778 | Water Cum | (bbl) | 12,547 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 18,613 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 25,000 | Gas Ult Rec | (Mcf) | 5,778 | Water Ult Rec | (bbl) | 12,547 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Undefined | Est Cum Prod | (bbl) | 6,387 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 08/08/2025 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 18,613 | Initial Decline (De) | 09.6 |
| Initial Rate (qi) | (bbl/day) | 7.1 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.25 | Reserve Life Index | 7.49 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 25,000 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life | 4.44 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/08-18-011-18W4/3
**Formation :** MANNVILLE LOWER
Effective December 31, 2012

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 7 | 2,483.6 | 0.0 | 15.5 | 69.99 | 1,086 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 6 | 2,244.9 | 0.0 | 14.0 | 69.99 | 982 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 6 | 2,029.1 | 0.0 | 12.7 | 69.99 | 888 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 5 | 1,838.8 | 0.0 | 11.5 | 69.99 | 804 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 5 | 1,657.2 | 0.0 | 10.4 | 69.99 | 725 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 4 | 1,497.9 | 0.0 | 9.4 | 69.99 | 655 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 4 | 1,353.9 | 0.0 | 8.5 | 69.99 | 592 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 3 | 1,226.9 | 0.0 | 7.7 | 69.99 | 537 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 3 | 1,105.8 | 0.0 | 6.9 | 69.99 | 484 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 3 | 999.5 | 0.0 | 6.2 | 69.99 | 437 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 16,437.7 | 0.0 | 102.7 | 69.99 | 7,191 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 2,175.1 | 0.0 | 13.6 | 69.99 | 951 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 18,612.8 | 0.0 | 116.3 | 69.99 | 8,142 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,086 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,086 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1,086 | 0.0 | 1,086 | 1,086 | 1,037 |
| 2014 | 982 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 982 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 982 | 0.0 | 982 | 2,068 | 852 |
| 2015 | 888 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 888 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 888 | 0.0 | 888 | 2,956 | 700 |
| 2016 | 804 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 804 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 804 | 0.0 | 804 | 3,760 | 576 |
| 2017 | 725 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 725 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 725 | 0.0 | 725 | 4,485 | 472 |
| 2018 | 655 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 655 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 655 | 0.0 | 655 | 5,141 | 388 |
| 2019 | 592 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 592 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 592 | 0.0 | 592 | 5,733 | 319 |
| 2020 | 537 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 537 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 537 | 0.0 | 537 | 6,270 | 263 |
| 2021 | 484 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 484 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 484 | 0.0 | 484 | 6,753 | 215 |
| 2022 | 437 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 437 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 437 | 0.0 | 437 | 7,191 | 177 |
| Sub | 7,191 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 7,191 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 7,191 | 0.0 | 7,191 | 7,191 | 5,000 |
| Rem | 951 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 951 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 951 | 0.0 | 951 | 8,142 | 325 |
| Total | 8,142 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 8,142 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 8,142 | 0.0 | 8,142 | 8,142 | 5,325 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 4.4 |
| RLI (Principal Product) | 7.49 |
| Reserves Life | 13.00 |
| RLI (BOE) | 7.5 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 18,613 | 0 | 116 | 116 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 18,613 | 0 | 116 | 116 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 8,142 | 0.0 | 8,142 | 69.99 |
| 5 | 6,469 | 0.0 | 6,469 | 55.61 |
| 8 | 5,734 | 0.0 | 5,734 | 49.29 |
| 10 | 5,325 | 0.0 | 5,325 | 45.78 |
| 15 | 4,512 | 0.0 | 4,512 | 38.79 |
| 20 | 3,914 | 0.0 | 3,914 | 33.65 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 125.3 | | 125.3 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.04 | 0.04 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.04 | 0.04 |
| Price | ($/BOE) | 0.00 | 0.00 | 69.99 | 69.99 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 69.99 | 69.99 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/01-12-011-19W4/0 | Formation: | SAWTOOTH |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | ABANDONED OIL | Current Status Date: | 2003-09-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1988-07-26 | Top Depth: | 3,590.9 ft KB |
| Kelly Bushing: | 2,780.5 ft SS | Total Depth: | 3,687.7 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,593.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 31.6 Mbbl | Ultimate Recoverable: | 43.2 MMcf |
| Production Area: | acre | Cumulative Production: | 31.6 Mbbl | Cumulative Production: | 43.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1696 Fraction |

Volumetric Remarks:

Category Remarks: Abandoned.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1988-08-11 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 100% WI | Crown | |

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | |
|---|---|---|
| Operator: | CANADIAN NATURAL RESOURCES LIMITED | Turin |
| Province: | Alberta | 00/01-12-011-19W4/0 |
| Field: | TURIN | NRA |
| Pool: | CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO | |
| Unit: | | |
| Status: | ABANDONED OIL | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)
1990
1992
1994
1996
1998
2000
2002



Calendar Daily Oil Production (bbl/day)
Eff End Of Hist
Cumulative Oil Production (bbl)
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
50,000

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 31,647 | Gas Cum | (Mcf) | 43,175 | Water Cum | (bbl) | 557,294 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 31,647 | Gas Ult Rec | (Mcf) | 43,175 | Water Ult Rec | (bbl) | 557,294 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod | (bbl) | 31,647 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable (bbl) | 31,647 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/09-12-011-19W4/0 | Formation: | SAWTOOTH |
| Category | PDP | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1995-05-19 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1995-05-07 | Top Depth: | 3,618.8 ft KB |
| Kelly Bushing: | 2,786.4 ft SS | Total Depth: | 3,677.8 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,619.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 85.0 Mbbl | Ultimate Recoverable: | 173.4 MMcf |
| Production Area: | acre | Cumulative Production: | 66.9 Mbbl | Cumulative Production: | 146.3 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 18.1 Mbbl | Remaining Recoverable: | 27.1 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 19.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.30 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1696 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1995-05-19 | GOR: | 1,500.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,042 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 27,139.7 Mcf | Oil: | 18.1 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2024-07-11 |
| Initial Rate: | 8 bbl/day |
| Rate at Effective Date: | 8 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 85.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0811 Molar Fraction |
| Propane | 253 bbl | 13.31 bbl/MMcf | 0.0117 Molar Fraction |
| Butane | 133 bbl | 7.01 bbl/MMcf | 0.0026 Molar Fraction |
| Pentane+ | 81 bbl | 4.24 bbl/MMcf | 0.0007 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | |
|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | **Turin** |
| **Province:** | **Alberta** | **00/09-12-011-19W4/0** |
| **Field:** | **TURIN** | **PDP** |
| **Pool:** | **CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO** | |
| **Unit:** | | |
| **Status:** | **PUMPING OIL** | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 66,907 | Gas Cum | (Mcf) | 146,267 | Water Cum | (bbl) | 581,097 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 18,093 | Gas Rem Rec | (Mcf) | 27,140 | Water Rem Rec | (bbl) | 361,863 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 85,000 | Gas Ult Rec | (Mcf) | 173,406 | Water Ult Rec | (bbl) | 942,959 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Undefined | Est Cum Prod | (bbl) | 66,907 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 07/10/2024 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 18,093 | Initial Decline (De) | 11.2 |
| Initial Rate (qi) | (bbl/day) | 7.9 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.3 | Reserve Life Index | 6.65 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 85,000 | Gas Total Sales | (Mcf) | 18,998 | Reserve Half Life | 3.94 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Turin, Alberta
**Entity :** 00/09-12-011-19W4/0
**Formation :** SAWTOOTH
Effective December 31, 2012

Interests: Freehold 0.625% Manual
Lease Burden:
Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 7 | 2,722.1 | 0.0 | 17.0 | 69.99 | 1,191 | 0.0 | 8 | 2,858.2 | 0.0 | 17.9 | 2.44 | 44 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 7 | 2,416.1 | 0.0 | 15.1 | 69.99 | 1,057 | 0.0 | 7 | 2,536.9 | 0.0 | 15.9 | 2.44 | 39 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 6 | 2,144.5 | 0.0 | 13.4 | 69.99 | 938 | 0.0 | 6 | 2,251.7 | 0.0 | 14.1 | 2.44 | 34 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 5 | 1,908.3 | 0.0 | 11.9 | 69.99 | 835 | 0.0 | 5 | 2,003.7 | 0.0 | 12.5 | 2.44 | 31 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 5 | 1,688.9 | 0.0 | 10.6 | 69.99 | 739 | 0.0 | 5 | 1,773.3 | 0.0 | 11.1 | 2.44 | 27 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 4 | 1,499.0 | 0.0 | 9.4 | 69.99 | 656 | 0.0 | 4 | 1,574.0 | 0.0 | 9.8 | 2.44 | 24 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 4 | 1,330.5 | 0.0 | 8.3 | 69.99 | 582 | 0.0 | 4 | 1,397.0 | 0.0 | 8.7 | 2.44 | 21 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 3 | 1,184.0 | 0.0 | 7.4 | 69.99 | 518 | 0.0 | 3 | 1,243.2 | 0.0 | 7.8 | 2.44 | 19 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 3 | 1,047.8 | 0.0 | 6.5 | 69.99 | 458 | 0.0 | 3 | 1,100.2 | 0.0 | 6.9 | 2.44 | 17 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 3 | 930.0 | 0.0 | 5.8 | 69.99 | 407 | 0.0 | 3 | 976.6 | 0.0 | 6.1 | 2.44 | 15 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 16,871.4 | 0.0 | 105.4 | 69.99 | 7,380 | | | 17,715.0 | 0.0 | 110.7 | 2.44 | 270 | 0.0 | 0.00 | | |
| Rem | | | 1,221.7 | 0.0 | 7.6 | 69.99 | 534 | | | 1,282.8 | 0.0 | 8.0 | 2.44 | 20 | 0.0 | 0.00 | | |
| Total | | | 18,093.1 | 0.0 | 113.1 | 69.99 | 7,915 | | | 18,997.8 | 0.0 | 118.7 | 2.44 | 289 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.1 | 101.03 | 7.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 7.4 | 0.0 | 0.1 | 75.48 | 9.5 | 0.0 | 0.4 | 0.4 |
| 2014 | 0.0 | 0.1 | 101.03 | 6.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 6.6 | 0.0 | 0.1 | 75.48 | 8.4 | 0.0 | 0.4 | 0.4 |
| 2015 | 0.0 | 0.1 | 101.03 | 6.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 5.8 | 0.0 | 0.1 | 75.48 | 7.4 | 0.0 | 0.3 | 0.3 |
| 2016 | 0.0 | 0.1 | 101.03 | 5.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 5.2 | 0.0 | 0.1 | 75.48 | 6.6 | 0.0 | 0.3 | 0.3 |
| 2017 | 0.0 | 0.0 | 101.03 | 4.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 4.6 | 0.0 | 0.1 | 75.48 | 5.9 | 0.0 | 0.3 | 0.3 |
| 2018 | 0.0 | 0.0 | 101.03 | 4.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 4.1 | 0.0 | 0.1 | 75.48 | 5.2 | 0.0 | 0.2 | 0.2 |
| 2019 | 0.0 | 0.0 | 101.03 | 3.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 3.6 | 0.0 | 0.1 | 75.48 | 4.6 | 0.0 | 0.2 | 0.2 |
| 2020 | 0.0 | 0.0 | 101.03 | 3.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 3.2 | 0.0 | 0.1 | 75.48 | 4.1 | 0.0 | 0.2 | 0.2 |
| 2021 | 0.0 | 0.0 | 101.03 | 2.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.8 | 0.0 | 0.0 | 75.48 | 3.6 | 0.0 | 0.2 | 0.2 |
| 2022 | 0.0 | 0.0 | 101.03 | 2.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 2.5 | 0.0 | 0.0 | 75.48 | 3.2 | 0.0 | 0.1 | 0.1 |
| Sub | 0.0 | 0.5 | 101.03 | 47.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.5 | 31.04 | 45.8 | 0.0 | 0.8 | 75.48 | 58.6 | 0.0 | 2.7 | 2.7 |
| Rem | 0.0 | 0.0 | 101.03 | 3.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 3.3 | 0.0 | 0.1 | 75.48 | 4.2 | 0.0 | 0.2 | 0.2 |
| Total | 0.0 | 0.5 | 101.03 | 50.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.6 | 31.04 | 49.1 | 0.0 | 0.8 | 75.48 | 62.8 | 0.0 | 2.9 | 2.9 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,259 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,259 | 0.0 | 0.0 | 0.0 | 0.0 | 8.9 | 8.9 | 0.0 | 1,250 | 0.0 | 1,250 | 1,250 | 1,193 |
| 2014 | 1,117 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,117 | 0.0 | 0.0 | 0.0 | 0.0 | 7.9 | 7.9 | 0.0 | 1,109 | 0.0 | 1,109 | 2,359 | 963 |
| 2015 | 992 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 992 | 0.0 | 0.0 | 0.0 | 0.0 | 7.0 | 7.0 | 0.0 | 985 | 0.0 | 985 | 3,344 | 777 |
| 2016 | 882 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 882 | 0.0 | 0.0 | 0.0 | 0.0 | 6.3 | 6.3 | 0.0 | 876 | 0.0 | 876 | 4,220 | 628 |
| 2017 | 781 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 781 | 0.0 | 0.0 | 0.0 | 0.0 | 5.5 | 5.5 | 0.0 | 775 | 0.0 | 775 | 4,996 | 505 |
| 2018 | 693 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 693 | 0.0 | 0.0 | 0.0 | 0.0 | 4.9 | 4.9 | 0.0 | 688 | 0.0 | 688 | 5,684 | 408 |
| 2019 | 615 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 615 | 0.0 | 0.0 | 0.0 | 0.0 | 4.4 | 4.4 | 0.0 | 611 | 0.0 | 611 | 6,295 | 329 |
| 2020 | 548 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 548 | 0.0 | 0.0 | 0.0 | 0.0 | 3.9 | 3.9 | 0.0 | 544 | 0.0 | 544 | 6,839 | 266 |
| 2021 | 485 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 485 | 0.0 | 0.0 | 0.0 | 0.0 | 3.4 | 3.4 | 0.0 | 481 | 0.0 | 481 | 7,320 | 214 |
| 2022 | 430 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 430 | 0.0 | 0.0 | 0.0 | 0.0 | 3.1 | 3.1 | 0.0 | 427 | 0.0 | 427 | 7,747 | 173 |
| Sub | 7,802 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 7,802 | 0.0 | 0.0 | 0.0 | 0.0 | 55.4 | 55.4 | 0.0 | 7,747 | 0.0 | 7,747 | 7,747 | 5,456 |
| Rem | 565 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 565 | 0.0 | 0.0 | 0.0 | 0.0 | 4.0 | 4.0 | 0.0 | 561 | 0.0 | 561 | 8,308 | 200 |
| Total | 8,367 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 8,367 | 0.0 | 0.0 | 0.0 | 0.0 | 59.4 | 59.4 | 0.0 | 8,308 | 0.0 | 8,308 | 8,308 | 5,656 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 3.9 |
| RLI (Principal Product) | 6.65 |
| Reserves Life | 12.00 |
| RLI (BOE) | 6.6 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 18,093 | 0 | 113 | 113 |
| Gas (Mcf) | 18,998 | 0 | 119 | 119 |
| Gas (bbl) | 3,166 | 0 | 20 | 20 |
| *NGL (bbl) | 386 | 0 | 2 | 2 |
| Cond (bbl) | 81 | 0 | 1 | 1 |
| Total (bbl) | 21,726 | 0 | 136 | 136 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 8,308 | 0.0 | 8,308 | 61.18 |
| 5 | 6,752 | 0.0 | 6,752 | 49.72 |
| 8 | 6,051 | 0.0 | 6,051 | 44.56 |
| 10 | 5,656 | 0.0 | 5,656 | 41.65 |
| 15 | 4,857 | 0.0 | 4,857 | 35.77 |
| 20 | 4,257 | 0.0 | 4,257 | 31.35 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | 10.0 |
| Payout | (Yrs) | | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > 200.0 |
| NPV/Undisc Invest | | | 0.0 | 0.0 |
| NPV/Disc Invest | | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 101.1 | 101.1 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.06 | 0.06 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.06 | 0.06 |
| Price | ($/BOE) | 0.00 | 0.00 | 61.62 | 61.62 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.44 | 0.44 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 61.18 | 61.18 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/09-12-011-19W4/0 | Formation: | SAWTOOTH |
| Category | P+P | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | PUMPING OIL | Current Status Date: | 1995-05-19 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1995-05-07 | Top Depth: | 3,618.8 ft KB |
| Kelly Bushing: | 2,786.4 ft SS | Total Depth: | 3,677.8 ft KB |
| Pool Name: | CMG POOL 004 - LOWER | Midpoint Perf Depth: | 3,619.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 90.0 Mbbl | Ultimate Recoverable: | 180.9 MMcf |
| Production Area: | acre | Cumulative Production: | 66.9 Mbbl | Cumulative Production: | 146.3 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 23.1 Mbbl | Remaining Recoverable: | 34.6 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 24.2 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.30 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.1696 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1995-05-19 | GOR: | 1,500.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,042 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 34,639.3 Mcf | Oil: | 23.1 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2027-09-10 |
| Initial Rate: | 8 bbl/day |
| Rate at Effective Date: | 8 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 90.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0811 Molar Fraction |
| Propane | 323 bbl | 13.31 bbl/MMcf | 0.0117 Molar Fraction |
| Butane | 170 bbl | 7.01 bbl/MMcf | 0.0026 Molar Fraction |
| Pentane+ | 103 bbl | 4.24 bbl/MMcf | 0.0007 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | |
|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | **Turin** |
| **Province:** | **Alberta** | **00/09-12-011-19W4/0** |
| **Field:** | **TURIN** | **P+P** |
| **Pool:** | **CMG POOL 004 - LOWER MANNVILLE MM,SAWTOO** | |
| **Unit:** | | |
| **Status:** | **PUMPING OIL** | |


Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)


Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
90,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 66,907 | Gas Cum | (Mcf) | 146,267 | Water Cum | (bbl) | 581,102 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 23,093 | Gas Rem Rec | (Mcf) | 34,639 | Water Rem Rec | (bbl) | 461,857 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 90,000 | Gas Ult Rec | (Mcf) | 180,906 | Water Ult Rec | (bbl) | 1,042,959 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (bbl) | 66,907 | Decline Exp | 0.000 |
| Forecast End (Tf) | 09/09/2027 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 23,093 | Initial Decline (De) | 09.0 |
| Initial Rate (qi) (bbl/day) | 7.9 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.3 | Reserve Life Index | 8.36 |
| Final Rate (qf) (bbl/day) | 2.0 | Ult Recoverable (bbl) | 90,000 | Gas Total Sales (Mcf) | 24,248 | Reserve Half Life | 4.99 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/09-12-011-19W4/0
**Formation :** SAWTOOTH
Effective December 31, 2012

Interests: Freehold 0.625% Manual

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Freehold 20% Manual

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 1.0 | 8 | 2,762.5 | 0.0 | 17.3 | 69.99 | 1,208 |
| 2014 | 1.0 | 7 | 2,515.4 | 0.0 | 15.7 | 69.99 | 1,100 |
| 2015 | 1.0 | 6 | 2,290.4 | 0.0 | 14.3 | 69.99 | 1,002 |
| 2016 | 1.0 | 6 | 2,091.0 | 0.0 | 13.1 | 69.99 | 915 |
| 2017 | 1.0 | 5 | 1,898.5 | 0.0 | 11.9 | 69.99 | 830 |
| 2018 | 1.0 | 5 | 1,728.7 | 0.0 | 10.8 | 69.99 | 756 |
| 2019 | 1.0 | 4 | 1,574.0 | 0.0 | 9.8 | 69.99 | 689 |
| 2020 | 1.0 | 4 | 1,437.0 | 0.0 | 9.0 | 69.99 | 629 |
| 2021 | 1.0 | 4 | 1,304.7 | 0.0 | 8.2 | 69.99 | 571 |
| 2022 | 1.0 | 3 | 1,188.0 | 0.0 | 7.4 | 69.99 | 520 |
| Sub | | | 18,790.0 | 0.0 | 117.4 | 69.99 | 8,220 |
| Rem | | | 4,302.8 | 0.0 | 26.9 | 69.99 | 1,882 |
| Total | | | 23,092.9 | 0.0 | 144.3 | 69.99 | 10,102 |

| | COMPANY SALES GAS | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ |
| 2013 | 0.0 | 8 | 2,900.6 | 0.0 | 18.1 | 2.44 | 44 |
| 2014 | 0.0 | 7 | 2,641.2 | 0.0 | 16.5 | 2.44 | 40 |
| 2015 | 0.0 | 7 | 2,404.9 | 0.0 | 15.0 | 2.44 | 37 |
| 2016 | 0.0 | 6 | 2,195.5 | 0.0 | 13.7 | 2.44 | 33 |
| 2017 | 0.0 | 5 | 1,993.4 | 0.0 | 12.5 | 2.44 | 30 |
| 2018 | 0.0 | 5 | 1,815.1 | 0.0 | 11.3 | 2.44 | 28 |
| 2019 | 0.0 | 5 | 1,652.7 | 0.0 | 10.3 | 2.44 | 25 |
| 2020 | 0.0 | 4 | 1,508.8 | 0.0 | 9.4 | 2.44 | 23 |
| 2021 | 0.0 | 4 | 1,369.9 | 0.0 | 8.6 | 2.44 | 21 |
| 2022 | 0.0 | 3 | 1,247.4 | 0.0 | 7.8 | 2.44 | 19 |
| Sub | | | 19,729.5 | 0.0 | 123.3 | 2.44 | 301 |
| Rem | | | 4,518.0 | 0.0 | 28.2 | 2.44 | 69 |
| Total | | | 24,247.5 | 0.0 | 151.5 | 2.44 | 369 |

| | SULPHUR | | TOTAL | |
|---|---|---|---|---|
| | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0.00 | 0 | 0 |
| Sub | 0.0 | 0.00 | | |
| Rem | 0.0 | 0.00 | | |
| Total | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.1 | 101.03 | 7.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 7.5 |
| 2014 | 0.0 | 0.1 | 101.03 | 7.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 6.8 |
| 2015 | 0.0 | 0.1 | 101.03 | 6.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 6.2 |
| 2016 | 0.0 | 0.1 | 101.03 | 5.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 5.7 |
| 2017 | 0.0 | 0.1 | 101.03 | 5.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 5.1 |
| 2018 | 0.0 | 0.0 | 101.03 | 4.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 4.7 |
| 2019 | 0.0 | 0.0 | 101.03 | 4.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 4.3 |
| 2020 | 0.0 | 0.0 | 101.03 | 4.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 3.9 |
| 2021 | 0.0 | 0.0 | 101.03 | 3.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 3.5 |
| 2022 | 0.0 | 0.0 | 101.03 | 3.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.1 | 31.04 | 3.2 |
| Sub | 0.0 | 0.5 | 101.03 | 52.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.6 | 31.04 | 51.0 |
| Rem | 0.0 | 0.1 | 101.03 | 12.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.4 | 31.04 | 11.7 |
| Total | 0.0 | 0.6 | 101.03 | 64.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.0 | 31.04 | 62.6 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.1 | 75.48 | 9.6 | 0.0 | 0.4 | 0.4 |
| 2014 | 0.0 | 0.1 | 75.48 | 8.7 | 0.0 | 0.4 | 0.4 |
| 2015 | 0.0 | 0.1 | 75.48 | 8.0 | 0.0 | 0.4 | 0.4 |
| 2016 | 0.0 | 0.1 | 75.48 | 7.3 | 0.0 | 0.3 | 0.3 |
| 2017 | 0.0 | 0.1 | 75.48 | 6.6 | 0.0 | 0.3 | 0.3 |
| 2018 | 0.0 | 0.1 | 75.48 | 6.0 | 0.0 | 0.3 | 0.3 |
| 2019 | 0.0 | 0.1 | 75.48 | 5.5 | 0.0 | 0.3 | 0.3 |
| 2020 | 0.0 | 0.1 | 75.48 | 5.0 | 0.0 | 0.2 | 0.2 |
| 2021 | 0.0 | 0.1 | 75.48 | 4.5 | 0.0 | 0.2 | 0.2 |
| 2022 | 0.0 | 0.1 | 75.48 | 4.1 | 0.0 | 0.2 | 0.2 |
| Sub | 0.0 | 0.9 | 75.48 | 65.2 | 0.0 | 3.0 | 3.0 |
| Rem | 0.0 | 0.2 | 75.48 | 14.9 | 0.0 | 0.7 | 0.7 |
| Total | 0.0 | 1.1 | 75.48 | 80.2 | 0.0 | 3.7 | 3.7 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,277 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,277 | 0.0 | 0.0 |
| 2014 | 1,163 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,163 | 0.0 | 0.0 |
| 2015 | 1,059 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,059 | 0.0 | 0.0 |
| 2016 | 967 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 967 | 0.0 | 0.0 |
| 2017 | 878 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 878 | 0.0 | 0.0 |
| 2018 | 799 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 799 | 0.0 | 0.0 |
| 2019 | 728 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 728 | 0.0 | 0.0 |
| 2020 | 665 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 665 | 0.0 | 0.0 |
| 2021 | 603 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 603 | 0.0 | 0.0 |
| 2022 | 549 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 549 | 0.0 | 0.0 |
| Sub | 8,689 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 8,689 | 0.0 | 0.0 |
| Rem | 1,990 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,990 | 0.0 | 0.0 |
| Total | 10,679 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 10,679 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0.0 | 9.1 | 9.1 | 0.0 | 1,268 | 0.0 | 1,268 | 1,268 | 1,211 |
| 2014 | 0.0 | 0.0 | 8.3 | 8.3 | 0.0 | 1,155 | 0.0 | 1,155 | 2,423 | 1,002 |
| 2015 | 0.0 | 0.0 | 7.5 | 7.5 | 0.0 | 1,052 | 0.0 | 1,052 | 3,475 | 830 |
| 2016 | 0.0 | 0.0 | 6.9 | 6.9 | 0.0 | 960 | 0.0 | 960 | 4,435 | 688 |
| 2017 | 0.0 | 0.0 | 6.2 | 6.2 | 0.0 | 872 | 0.0 | 872 | 5,307 | 568 |
| 2018 | 0.0 | 0.0 | 5.7 | 5.7 | 0.0 | 794 | 0.0 | 794 | 6,101 | 470 |
| 2019 | 0.0 | 0.0 | 5.2 | 5.2 | 0.0 | 723 | 0.0 | 723 | 6,823 | 389 |
| 2020 | 0.0 | 0.0 | 4.7 | 4.7 | 0.0 | 660 | 0.0 | 660 | 7,483 | 323 |
| 2021 | 0.0 | 0.0 | 4.3 | 4.3 | 0.0 | 599 | 0.0 | 599 | 8,082 | 267 |
| 2022 | 0.0 | 0.0 | 3.9 | 3.9 | 0.0 | 545 | 0.0 | 545 | 8,628 | 221 |
| Sub | 0.0 | 0.0 | 61.7 | 61.7 | 0.0 | 8,628 | 0.0 | 8,628 | 8,628 | 5,968 |
| Rem | 0.0 | 0.0 | 14.1 | 14.1 | 0.0 | 1,976 | 0.0 | 1,976 | 10,603 | 623 |
| Total | 0.0 | 0.0 | 75.8 | 75.8 | 0.0 | 10,603 | 0.0 | 10,603 | 10,603 | 6,591 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 5.0 |
| RLI (Principal Product) | 8.36 |
| Reserves Life | 15.00 |
| RLI (BOE) | 8.4 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 23,093 | 0 | 144 | 144 |
| Gas (Mcf) | 24,248 | 0 | 152 | 152 |
| Gas (bbl) | 4,041 | 0 | 25 | 25 |
| *NGL (bbl) | 493 | 0 | 3 | 3 |
| Cond (bbl) | 103 | 0 | 1 | 1 |
| Total (bbl) | 27,730 | 0 | 173 | 173 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 10,603 | 0.0 | 10,603 | 61.18 |
| 5 | 8,175 | 0.0 | 8,175 | 47.17 |
| 8 | 7,150 | 0.0 | 7,150 | 41.26 |
| 10 | 6,591 | 0.0 | 6,591 | 38.03 |
| 15 | 5,505 | 0.0 | 5,505 | 31.76 |
| 20 | 4,727 | 0.0 | 4,727 | 27.28 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 116.1 | | 116.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.06 | 0.06 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.06 | 0.06 |
| Price | ($/BOE) | 0.00 | 0.00 | 61.62 | 61.62 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.44 | 0.44 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 61.18 | 61.18 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | ZARGON OIL & GAS LTD. |
| Location: | 00/13-15-011-19W4/0 | Formation: | GLAUCONITIC |
| Category | PDP | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1991-12-23 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1990-08-04 | Top Depth: | 3,474.4 ft KB |
| Kelly Bushing: | 2,718.5 ft SS | Total Depth: | 3,681.1 ft KB |
| Pool Name: | MANNVILLE L3L | Midpoint Perf Depth: | 3,493.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 16.2 Mbbl | Ultimate Recoverable: | 2,300.0 MMcf |
| Production Area: | acre | Cumulative Production: | 16.2 Mbbl | Cumulative Production: | 1,950.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 349.9 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 297.4 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0541 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1991-12-23 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,026 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 349,890.1 Mcf — Oil: 0.0 Mbbl

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2031-06-11 |
| Initial Rate: | 153 Mcf/day |
| Rate at Effective Date: | 151 Mcf/day |
| Final Rate: | 10 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 2,300,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0651 Molar Fraction |
| Propane | 3,002 bbl | 10.09 bbl/MMcf | 0.0098 Molar Fraction |
| Butane | 2,048 bbl | 6.89 bbl/MMcf | 0.0029 Molar Fraction |
| Pentane+ | 1,680 bbl | 5.65 bbl/MMcf | 0.0011 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | ZARGON OIL & GAS LTD. | | Turin |
| Province: | Alberta | | 00/13-15-011-19W4/0 |
| Field: | RETLAW | | PDP |
| Pool: | MANNVILLE L3L | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 16,161 | Gas Cum | (Mcf) | 1,950,110 | Water Cum | (bbl) | 2,002 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 349,890 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 16,161 | Gas Ult Rec | (Mcf) | 2,300,000 | Water Ult Rec | (bbl) | 2,002 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (Mcf) | 1,950,110 | Decline Exp | 0.000 |
| Forecast End (Tf) | 06/10/2031 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 349,890 | Initial Decline (De) | 13.7 |
| Initial Rate (qi) (Mcf/day) | 150.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.15 | Reserve Life Index | 6.82 |
| Final Rate (qf) (Mcf/day) | 10.0 | Ult Recoverable (Mcf) | 2,300,000 | Gas Total Sales (Mcf) | 297,407 | Reserve Half Life | 4.29 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/13-15-011-19W4/0
**Formation :** GLAUCONITIC
Effective December 31, 2012

Interests: Freehold 0.625% Manual

Lease Burden:

Lessor: Freehold 20% Manual

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 119 | 43,586.0 | 0.0 | 272.4 | 2.40 | 654 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 103 | 37,621.1 | 0.0 | 235.1 | 2.40 | 565 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 89 | 32,472.5 | 0.0 | 203.0 | 2.40 | 487 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 77 | 28,099.8 | 0.0 | 175.6 | 2.40 | 422 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 66 | 24,183.0 | 0.0 | 151.1 | 2.40 | 363 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 57 | 20,873.5 | 0.0 | 130.5 | 2.40 | 313 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 49 | 18,016.9 | 0.0 | 112.6 | 2.40 | 270 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 43 | 15,590.8 | 0.0 | 97.4 | 2.40 | 234 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 37 | 13,417.6 | 0.0 | 83.9 | 2.40 | 201 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 32 | 11,581.4 | 0.0 | 72.4 | 2.40 | 174 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 245,442.6 | 0.0 | 1,534.0 | 2.40 | 3,683 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 42,862.9 | 0.0 | 267.9 | 2.40 | 643 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 288,305.5 | 0.0 | 1,801.9 | 2.40 | 4,326 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 1.5 | 101.03 | 155.5 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.7 | 31.04 | 85.3 | 0.0 | 1.9 | 75.48 | 141.6 | 0.0 | 6.2 | 6.2 |
| 2014 | 0.0 | 1.3 | 101.03 | 134.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.4 | 31.04 | 73.7 | 0.0 | 1.6 | 75.48 | 122.2 | 0.0 | 5.3 | 5.3 |
| 2015 | 0.0 | 1.1 | 101.03 | 115.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.0 | 31.04 | 63.6 | 0.0 | 1.4 | 75.48 | 105.5 | 0.0 | 4.6 | 4.6 |
| 2016 | 0.0 | 1.0 | 101.03 | 100.2 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.8 | 31.04 | 55.0 | 0.0 | 1.2 | 75.48 | 91.3 | 0.0 | 4.0 | 4.0 |
| 2017 | 0.0 | 0.9 | 101.03 | 86.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.5 | 31.04 | 47.4 | 0.0 | 1.0 | 75.48 | 78.6 | 0.0 | 3.4 | 3.4 |
| 2018 | 0.0 | 0.7 | 101.03 | 74.5 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.3 | 31.04 | 40.9 | 0.0 | 0.9 | 75.48 | 67.8 | 0.0 | 3.0 | 3.0 |
| 2019 | 0.0 | 0.6 | 101.03 | 64.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.1 | 31.04 | 35.3 | 0.0 | 0.8 | 75.48 | 58.5 | 0.0 | 2.5 | 2.5 |
| 2020 | 0.0 | 0.6 | 101.03 | 55.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 1.0 | 31.04 | 30.5 | 0.0 | 0.7 | 75.48 | 50.7 | 0.0 | 2.2 | 2.2 |
| 2021 | 0.0 | 0.5 | 101.03 | 47.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.8 | 31.04 | 26.3 | 0.0 | 0.6 | 75.48 | 43.6 | 0.0 | 1.9 | 1.9 |
| 2022 | 0.0 | 0.4 | 101.03 | 41.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.7 | 31.04 | 22.7 | 0.0 | 0.5 | 75.48 | 37.6 | 0.0 | 1.6 | 1.6 |
| Sub | 0.0 | 8.7 | 101.03 | 875.5 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 15.5 | 31.04 | 480.6 | 0.0 | 10.6 | 75.48 | 797.5 | 0.0 | 34.7 | 34.7 |
| Rem | 0.0 | 1.5 | 101.03 | 152.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.7 | 31.04 | 83.9 | 0.0 | 1.8 | 75.48 | 139.3 | 0.0 | 6.1 | 6.1 |
| Total | 0.0 | 10.2 | 101.03 | 1,028.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 18.2 | 31.04 | 564.5 | 0.0 | 12.4 | 75.48 | 936.7 | 0.0 | 40.8 | 40.8 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,036 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,036 | 0.0 | 0.0 | 0.0 | 0.0 | 136.2 | 136.2 | 0.0 | 900 | 0.0 | 900 | 900 | 860 |
| 2014 | 895 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 895 | 0.0 | 0.0 | 0.0 | 0.0 | 117.6 | 117.6 | 0.0 | 777 | 0.0 | 777 | 1,677 | 675 |
| 2015 | 772 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 772 | 0.0 | 0.0 | 0.0 | 0.0 | 101.5 | 101.5 | 0.0 | 671 | 0.0 | 671 | 2,348 | 529 |
| 2016 | 668 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 668 | 0.0 | 0.0 | 0.0 | 0.0 | 87.8 | 87.8 | 0.0 | 580 | 0.0 | 580 | 2,928 | 416 |
| 2017 | 575 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 575 | 0.0 | 0.0 | 0.0 | 0.0 | 75.6 | 75.6 | 0.0 | 500 | 0.0 | 500 | 3,428 | 325 |
| 2018 | 496 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 496 | 0.0 | 0.0 | 0.0 | 0.0 | 65.2 | 65.2 | 0.0 | 431 | 0.0 | 431 | 3,859 | 255 |
| 2019 | 428 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 428 | 0.0 | 0.0 | 0.0 | 0.0 | 56.3 | 56.3 | 0.0 | 372 | 0.0 | 372 | 4,231 | 200 |
| 2020 | 371 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 371 | 0.0 | 0.0 | 0.0 | 0.0 | 48.7 | 48.7 | 0.0 | 322 | 0.0 | 322 | 4,553 | 158 |
| 2021 | 319 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 319 | 0.0 | 0.0 | 0.0 | 0.0 | 41.9 | 41.9 | 0.0 | 277 | 0.0 | 277 | 4,830 | 123 |
| 2022 | 275 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 275 | 0.0 | 0.0 | 0.0 | 0.0 | 36.2 | 36.2 | 0.0 | 239 | 0.0 | 239 | 5,070 | 97 |
| Sub | 5,837 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 5,837 | 0.0 | 0.0 | 0.0 | 0.0 | 767.0 | 767.0 | 0.0 | 5,070 | 0.0 | 5,070 | 5,070 | 3,638 |
| Rem | 1,019 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,019 | 0.0 | 0.0 | 0.0 | 0.0 | 133.9 | 133.9 | 0.0 | 885 | 0.0 | 885 | 5,955 | 270 |
| Total | 6,856 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 6,856 | 0.0 | 0.0 | 0.0 | 0.0 | 901.0 | 901.0 | 0.0 | 5,955 | 0.0 | 5,955 | 5,955 | 3,909 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 4.1 |
| RLI (Principal Product) | 6.61 |
| Reserves Life | 16.00 |
| RLI (BOE) | 6.6 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 288,306 | 0 | 1,802 | 1,802 |
| Gas (bbl) | 48,051 | 0 | 300 | 300 |
| *NGL (bbl) | 4,896 | 0 | 31 | 31 |
| Cond (bbl) | 1,629 | 0 | 10 | 10 |
| Total (bbl) | 54,575 | 0 | 341 | 341 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 5,955 | 0.0 | 5,955 | 17.46 |
| 5 | 4,725 | 0.0 | 4,725 | 13.85 |
| 8 | 4,199 | 0.0 | 4,199 | 12.31 |
| 10 | 3,909 | 0.0 | 3,909 | 11.46 |
| 15 | 3,338 | 0.0 | 3,338 | 9.79 |
| 20 | 2,921 | 0.0 | 2,921 | 8.56 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 27.7 | 27.7 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.15 | 0.15 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.14 | 0.14 |
| Price | ($/BOE) | 0.00 | 0.00 | 20.10 | 20.10 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 2.64 | 2.64 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 17.46 | 17.46 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | ZARGON OIL & GAS LTD. |
| Location: | 00/13-15-011-19W4/0 | Formation: | GLAUCONITIC |
| Category | P+P | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 1991-12-23 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1990-08-04 | Top Depth: | 3,474.4 ft KB |
| Kelly Bushing: | 2,718.5 ft SS | Total Depth: | 3,681.1 ft KB |
| Pool Name: | MANNVILLE L3L | Midpoint Perf Depth: | 3,493.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 16.2 Mbbl | Ultimate Recoverable: | 2,450.0 MMcf |
| Production Area: | acre | Cumulative Production: | 16.2 Mbbl | Cumulative Production: | 1,950.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 499.9 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 424.9 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0541 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1991-12-23 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,026 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 499,881.3 Mcf    Oil: 0.0 Mbbl

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2039-04-11 |
| Initial Rate: | 153 Mcf/day |
| Rate at Effective Date: | 152 Mcf/day |
| Final Rate: | 10 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 2,450,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0651 Molar Fraction |
| Propane | 4,289 bbl | 10.09 bbl/MMcf | 0.0098 Molar Fraction |
| Butane | 2,926 bbl | 6.89 bbl/MMcf | 0.0029 Molar Fraction |
| Pentane+ | 2,400 bbl | 5.65 bbl/MMcf | 0.0011 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.625% Manual | Freehold 20% Manual | |

Participant Remarks: 3.125% of a 20% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | ZARGON OIL & GAS LTD. | | Turin |
| Province: | Alberta | | 00/13-15-011-19W4/0 |
| Field: | RETLAW | | P+P |
| Pool: | MANNVILLE L3L | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 16,161 | Gas Cum | (Mcf) | 1,950,119 | Water Cum | (bbl) | 2,002 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 499,881 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 16,161 | Gas Ult Rec | (Mcf) | 2,450,000 | Water Ult Rec | (bbl) | 2,002 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (Mcf) | 1,950,119 | Decline Exp | 0.000 |
| Forecast End (Tf) | 04/10/2039 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 499,881 | Initial Decline (De) | 09.8 |
| Initial Rate (qi) (Mcf/day) | 151.0 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.15 | Reserve Life Index | 9.51 |
| Final Rate (qf) (Mcf/day) | 10.0 | Ult Recoverable (Mcf) | 2,450,000 | Gas Total Sales (Mcf) | 424,899 | Reserve Half Life | 6.08 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/13-15-011-19W4/0
**Formation :** GLAUCONITIC
Effective December 31, 2012

Interests: Freehold 0.625% Manual
Lease Burden:
Lessor: Freehold 20% Manual

Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 122 | 44,695.3 | 0.0 | 279.3 | 2.40 | 671 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 110 | 40,303.8 | 0.0 | 251.9 | 2.40 | 605 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 100 | 36,343.8 | 0.0 | 227.1 | 2.40 | 545 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 90 | 32,858.1 | 0.0 | 205.4 | 2.40 | 493 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 81 | 29,544.5 | 0.0 | 184.7 | 2.40 | 443 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 73 | 26,641.6 | 0.0 | 166.5 | 2.40 | 400 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 66 | 24,024.0 | 0.0 | 150.2 | 2.40 | 360 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 59 | 21,719.9 | 0.0 | 135.7 | 2.40 | 326 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 54 | 19,529.5 | 0.0 | 122.1 | 2.40 | 293 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 48 | 17,610.7 | 0.0 | 110.1 | 2.40 | 264 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 293,271.3 | 0.0 | 1,832.9 | 2.40 | 4,401 | 0.0 | 0.00 | | |
| Rem | | | 123,677.2 | 0.0 | 773.0 | 2.44 | 1,888 | 0.0 | 0.00 | | |
| Total | | | 416,948.4 | 0.0 | 2,605.9 | 2.41 | 6,289 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | |
|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 1.6 | 101.03 | 159.4 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 1.4 | 101.03 | 143.8 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 1.3 | 101.03 | 129.6 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 0.0 | 1.2 | 101.03 | 117.2 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 1.0 | 101.03 | 105.4 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.9 | 101.03 | 95.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.8 | 101.03 | 85.7 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.8 | 101.03 | 77.5 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.7 | 101.03 | 69.7 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.6 | 101.03 | 62.8 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 0.0 | 10.4 | 101.03 | 1,046.2 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 4.4 | 102.79 | 448.9 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 0.0 | 14.7 | 101.55 | 1,495.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 2.8 | 31.04 | 87.5 | 0.0 | 1.9 | 75.48 | 145.2 | 0.0 | 6.3 | 6.3 |
| 2014 | 0.0 | 2.5 | 31.04 | 78.9 | 0.0 | 1.7 | 75.48 | 131.0 | 0.0 | 5.7 | 5.7 |
| 2015 | 0.0 | 2.3 | 31.04 | 71.2 | 0.0 | 1.6 | 75.48 | 118.1 | 0.0 | 5.1 | 5.1 |
| 2016 | 0.0 | 2.1 | 31.04 | 64.3 | 0.0 | 1.4 | 75.48 | 106.8 | 0.0 | 4.6 | 4.6 |
| 2017 | 0.0 | 1.9 | 31.04 | 57.9 | 0.0 | 1.3 | 75.48 | 96.0 | 0.0 | 4.2 | 4.2 |
| 2018 | 0.0 | 1.7 | 31.04 | 52.2 | 0.0 | 1.1 | 75.48 | 86.6 | 0.0 | 3.8 | 3.8 |
| 2019 | 0.0 | 1.5 | 31.04 | 47.0 | 0.0 | 1.0 | 75.48 | 78.1 | 0.0 | 3.4 | 3.4 |
| 2020 | 0.0 | 1.4 | 31.04 | 42.5 | 0.0 | 0.9 | 75.48 | 70.6 | 0.0 | 3.1 | 3.1 |
| 2021 | 0.0 | 1.2 | 31.04 | 38.2 | 0.0 | 0.8 | 75.48 | 63.5 | 0.0 | 2.8 | 2.8 |
| 2022 | 0.0 | 1.1 | 31.04 | 34.5 | 0.0 | 0.8 | 75.48 | 57.2 | 0.0 | 2.5 | 2.5 |
| Sub | 0.0 | 18.5 | 31.04 | 574.3 | 0.0 | 12.6 | 75.48 | 952.9 | 0.0 | 41.5 | 41.5 |
| Rem | 0.0 | 7.8 | 31.58 | 246.4 | 0.0 | 5.3 | 76.80 | 408.9 | 0.0 | 17.5 | 17.5 |
| Total | 0.0 | 26.3 | 31.20 | 820.7 | 0.0 | 17.9 | 75.87 | 1,361.7 | 0.0 | 59.0 | 59.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,063 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,063 | 0.0 | 0.0 |
| 2014 | 958 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 958 | 0.0 | 0.0 |
| 2015 | 864 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 864 | 0.0 | 0.0 |
| 2016 | 781 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 781 | 0.0 | 0.0 |
| 2017 | 703 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 703 | 0.0 | 0.0 |
| 2018 | 634 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 634 | 0.0 | 0.0 |
| 2019 | 571 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 571 | 0.0 | 0.0 |
| 2020 | 517 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 517 | 0.0 | 0.0 |
| 2021 | 464 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 464 | 0.0 | 0.0 |
| 2022 | 419 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 419 | 0.0 | 0.0 |
| Sub | 6,974 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 6,974 | 0.0 | 0.0 |
| Rem | 2,992 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 2,992 | 0.0 | 0.0 |
| Total | 9,966 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 9,966 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0.0 | 139.7 | 139.7 | 0.0 | 923 | 0.0 | 923 | 923 | 881 |
| 2014 | 0.0 | 0.0 | 125.9 | 125.9 | 0.0 | 832 | 0.0 | 832 | 1,756 | 723 |
| 2015 | 0.0 | 0.0 | 113.6 | 113.6 | 0.0 | 751 | 0.0 | 751 | 2,506 | 592 |
| 2016 | 0.0 | 0.0 | 102.7 | 102.7 | 0.0 | 679 | 0.0 | 679 | 3,185 | 486 |
| 2017 | 0.0 | 0.0 | 92.3 | 92.3 | 0.0 | 610 | 0.0 | 610 | 3,795 | 397 |
| 2018 | 0.0 | 0.0 | 83.3 | 83.3 | 0.0 | 550 | 0.0 | 550 | 4,346 | 326 |
| 2019 | 0.0 | 0.0 | 75.1 | 75.1 | 0.0 | 496 | 0.0 | 496 | 4,842 | 267 |
| 2020 | 0.0 | 0.0 | 67.9 | 67.9 | 0.0 | 449 | 0.0 | 449 | 5,290 | 220 |
| 2021 | 0.0 | 0.0 | 61.0 | 61.0 | 0.0 | 403 | 0.0 | 403 | 5,694 | 179 |
| 2022 | 0.0 | 0.0 | 55.0 | 55.0 | 0.0 | 364 | 0.0 | 364 | 6,058 | 147 |
| Sub | 0.0 | 0.0 | 916.5 | 916.5 | 0.0 | 6,058 | 0.0 | 6,058 | 6,058 | 4,219 |
| Rem | 0.0 | 0.0 | 386.5 | 386.5 | 0.0 | 2,606 | 0.0 | 2,606 | 8,663 | 635 |
| Total | 0.0 | 0.0 | 1,303.0 | 1,303.0 | 0.0 | 8,663 | 0.0 | 8,663 | 8,663 | 4,854 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 5.9 |
| RLI (Principal Product) | 9.33 |
| Reserves Life | 24.00 |
| RLI (BOE) | 9.3 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 416,948 | 0 | 2,606 | 2,606 |
| Gas (bbl) | 69,491 | 0 | 434 | 434 |
| *NGL (bbl) | 7,080 | 0 | 44 | 44 |
| Cond (bbl) | 2,355 | 0 | 15 | 15 |
| Total (bbl) | 78,927 | 0 | 493 | 493 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 8,663 | 0.0 | 8,663 | 17.56 |
| 5 | 6,237 | 0.0 | 6,237 | 12.64 |
| 8 | 5,325 | 0.0 | 5,325 | 10.80 |
| 10 | 4,854 | 0.0 | 4,854 | 9.84 |
| 15 | 3,985 | 0.0 | 3,985 | 8.08 |
| 20 | 3,396 | 0.0 | 3,396 | 6.88 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 33.5 | | 33.5 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.15 | 0.15 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.14 | 0.14 |
| Price | ($/BOE) | 0.00 | 0.00 | 20.10 | 20.10 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 2.64 | 2.64 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 17.46 | 17.46 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | HUNT OIL COMPANY OF CANADA, INC. |
| Location: | 00/16-26-011-19W4/0 | Formation: | SUNBURST SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | ABANDONED OIL | Current Status Date: | 1999-12-27 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1978-09-04 | Top Depth: | 3,631.9 ft KB |
| Kelly Bushing: | 2,789.4 ft SS | Total Depth: | 3,766.4 ft KB |
| Pool Name: | MANNVILLE GG | Midpoint Perf Depth: | 3,638.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.9 Mbbl | Ultimate Recoverable: | 0.5 MMcf |
| Production Area: | acre | Cumulative Production: | 0.9 Mbbl | Cumulative Production: | 0.5 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Abandoned.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1978-09-29 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 1.3125% Manual | Freehold 18% Manual | |

Participant Remarks: 7.2917% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **HUNT OIL COMPANY OF CANADA, INC.** | | **Turin** |
| **Province:** | **Alberta** | | **00/16-26-011-19W4/0** |
| **Field:** | **RETLAW** | | **NRA** |
| **Pool:** | **MANNVILLE GG** | | |
| **Unit:** | | | |
| **Status:** | **ABANDONED OIL** | | |


Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)
1979
1980
1981
1982
1983
1984
1985
1986
1987


Calendar Daily Oil Production (bbl/day)
Eff. End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 870 | Gas Cum | (Mcf) | 515 | Water Cum | (bbl) | 10,538 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 870 | Gas Ult Rec | (Mcf) | 515 | Water Ult Rec | (bbl) | 10,538 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod (bbl) | 870 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 870 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | ZARGON OIL & GAS LTD. |
| Location: | 00/12-35-011-19W4/0 | Formation: | MANNVILLE GRP |
| Category | PDP | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2004-04-21 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-12-20 | Top Depth: | 3,622.0 ft KB |
| Kelly Bushing: | 2,773.0 ft SS | Total Depth: | 4,432.4 ft KB |
| Pool Name: | MANNVILLE R6R | Midpoint Perf Depth: | 3,658.1 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 550.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 454.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 95.6 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 81.3 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0010 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2004-04-21 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,006 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 95,640.1 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2023-10-04 |
| Initial Rate: | 49 Mcf/day |
| Rate at Effective Date: | 48 Mcf/day |
| Final Rate: | 10 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 550,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0473 Molar Fraction |
| Propane | 595 bbl | 7.32 bbl/MMcf | 0.0068 Molar Fraction |
| Butane | 425 bbl | 5.23 bbl/MMcf | 0.0021 Molar Fraction |
| Pentane+ | 331 bbl | 4.07 bbl/MMcf | 0.0008 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.45828% Manual | Freehold 18% Manual | |

Participant Remarks: 2.546% of a 18% Freehold Royalty

**Legend Energy Canada Ltd.**
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | |
|---|---|---|
| Operator: | ZARGON OIL & GAS LTD. | Turin |
| Province: | Alberta | 00/12-35-011-19W4/0 |
| Field: | RETLAW | PDP |
| Pool: | MANNVILLE R6R | |
| Unit: | | |
| Status: | FLOWING GAS | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 454,360 | Water Cum | (bbl) | 94 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 95,640 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 550,000 | Water Ult Rec | (bbl) | 94 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (Mcf) | 454,360 | Decline Exp | 0.000 |
| Forecast End (Tf) | 10/03/2023 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 95,640 | Initial Decline (De) | 13.6 |
| Initial Rate (qi) (Mcf/day) | 48.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.15 | Reserve Life Index | 5.82 |
| Final Rate (qf) (Mcf/day) | 10.0 | Ult Recoverable (Mcf) | 550,000 | Gas Total Sales (Mcf) | 81,294 | Reserve Half Life | 3.46 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/12-35-011-19W4/0
**Formation :** MANNVILLE GRP
Effective December 31, 2012

Interests: Freehold 0.45828% Manual
Lease Burden:
Lessor: Freehold 18% Manual

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 38 | 13,966.1 | 0.0 | 64.0 | 2.35 | 151 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 33 | 12,062.5 | 0.0 | 55.3 | 2.35 | 130 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 29 | 10,418.4 | 0.0 | 47.7 | 2.35 | 112 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 25 | 9,021.3 | 0.0 | 41.3 | 2.35 | 97 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 21 | 7,768.9 | 0.0 | 35.6 | 2.35 | 84 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 18 | 6,710.0 | 0.0 | 30.8 | 2.35 | 72 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 16 | 5,795.4 | 0.0 | 26.6 | 2.35 | 63 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 65,742.6 | 0.0 | 301.3 | 2.35 | 709 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 65,742.6 | 0.0 | 301.3 | 2.35 | 709 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.3 | 101.03 | 26.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.5 | 31.04 | 14.5 | 0.0 | 0.3 | 75.48 | 25.3 | 0.0 | 1.1 | 1.1 |
| 2014 | 0.0 | 0.2 | 101.03 | 22.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.4 | 31.04 | 12.6 | 0.0 | 0.3 | 75.48 | 21.8 | 0.0 | 0.9 | 0.9 |
| 2015 | 0.0 | 0.2 | 101.03 | 19.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 10.8 | 0.0 | 0.2 | 75.48 | 18.8 | 0.0 | 0.8 | 0.8 |
| 2016 | 0.0 | 0.2 | 101.03 | 17.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 9.4 | 0.0 | 0.2 | 75.48 | 16.3 | 0.0 | 0.7 | 0.7 |
| 2017 | 0.0 | 0.1 | 101.03 | 14.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 8.1 | 0.0 | 0.2 | 75.48 | 14.1 | 0.0 | 0.6 | 0.6 |
| 2018 | 0.0 | 0.1 | 101.03 | 12.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 7.0 | 0.0 | 0.2 | 75.48 | 12.1 | 0.0 | 0.5 | 0.5 |
| 2019 | 0.0 | 0.1 | 101.03 | 10.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 6.0 | 0.0 | 0.1 | 75.48 | 10.5 | 0.0 | 0.4 | 0.4 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 1.2 | 101.03 | 123.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.2 | 31.04 | 68.4 | 0.0 | 1.6 | 75.48 | 118.9 | 0.0 | 5.0 | 5.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 1.2 | 101.03 | 123.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 2.2 | 31.04 | 68.4 | 0.0 | 1.6 | 75.48 | 118.9 | 0.0 | 5.0 | 5.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 217 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 217 | 0.0 | 0.0 | 0.0 | 0.0 | 32.0 | 32.0 | 0.0 | 185 | 0.0 | 185 | 185 | 176 |
| 2014 | 187 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 187 | 0.0 | 0.0 | 0.0 | 0.0 | 27.6 | 27.6 | 0.0 | 160 | 0.0 | 160 | 344 | 139 |
| 2015 | 162 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 162 | 0.0 | 0.0 | 0.0 | 0.0 | 23.9 | 23.9 | 0.0 | 138 | 0.0 | 138 | 482 | 109 |
| 2016 | 140 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 140 | 0.0 | 0.0 | 0.0 | 0.0 | 20.7 | 20.7 | 0.0 | 119 | 0.0 | 119 | 601 | 85 |
| 2017 | 121 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 121 | 0.0 | 0.0 | 0.0 | 0.0 | 17.8 | 17.8 | 0.0 | 103 | 0.0 | 103 | 704 | 67 |
| 2018 | 104 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 104 | 0.0 | 0.0 | 0.0 | 0.0 | 15.4 | 15.4 | 0.0 | 89 | 0.0 | 89 | 793 | 53 |
| 2019 | 90 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 90 | 0.0 | 0.0 | 0.0 | 0.0 | 13.3 | 13.3 | 0.0 | 77 | 0.0 | 77 | 870 | 41 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 870 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 870 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 870 | 0 |
| Sub | 1,020 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,020 | 0.0 | 0.0 | 0.0 | 0.0 | 150.6 | 150.6 | 0.0 | 870 | 0.0 | 870 | 870 | 670 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 870 | 0 |
| Total | 1,020 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,020 | 0.0 | 0.0 | 0.0 | 0.0 | 150.6 | 150.6 | 0.0 | 870 | 0.0 | 870 | 870 | 670 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 2.7 |
| RLI (Principal Product) | 4.71 |
| Reserves Life | 7.00 |
| RLI (BOE) | 4.7 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 65,743 | 0 | 301 | 301 |
| Gas (bbl) | 10,957 | 0 | 50 | 50 |
| *NGL (bbl) | 825 | 0 | 4 | 4 |
| Cond (bbl) | 267 | 0 | 1 | 1 |
| Total (bbl) | 12,050 | 0 | 55 | 55 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 870 | 0.0 | 870 | 15.75 |
| 5 | 758 | 0.0 | 758 | 13.72 |
| 8 | 703 | 0.0 | 703 | 12.73 |
| 10 | 670 | 0.0 | 670 | 12.13 |
| 15 | 600 | 0.0 | 600 | 10.87 |
| 20 | 543 | 0.0 | 543 | 9.84 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 20.9 | 20.9 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.03 | 0.03 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.03 | 0.03 |
| Price | ($/BOE) | 0.00 | 0.00 | 18.48 | 18.48 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 2.73 | 2.73 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 15.75 | 15.75 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | ZARGON OIL & GAS LTD. |
| Location: | 00/12-35-011-19W4/0 | Formation: | MANNVILLE GRP |
| Category | P+P | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2004-04-21 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-12-20 | Top Depth: | 3,622.0 ft KB |
| Kelly Bushing: | 2,773.0 ft SS | Total Depth: | 4,432.4 ft KB |
| Pool Name: | MANNVILLE R6R | Midpoint Perf Depth: | 3,658.1 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 600.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 454.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 145.6 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 123.8 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0010 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2004-04-21 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,006 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 145,636.9 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2029-05-03 |
| Initial Rate: | 49 Mcf/day |
| Rate at Effective Date: | 49 Mcf/day |
| Final Rate: | 10 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 600,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0473 Molar Fraction |
| Propane | 906 bbl | 7.32 bbl/MMcf | 0.0068 Molar Fraction |
| Butane | 647 bbl | 5.23 bbl/MMcf | 0.0021 Molar Fraction |
| Pentane+ | 503 bbl | 4.07 bbl/MMcf | 0.0008 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.45828% Manual | Freehold 18% Manual | |

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | ZARGON OIL & GAS LTD. | | Turin |
| Province: | Alberta | | 00/12-35-011-19W4/0 |
| Field: | RETLAW | | P+P |
| Pool: | MANNVILLE R6R | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 454,363 | Water Cum | (bbl) | 94 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 145,637 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 600,000 | Water Ult Rec | (bbl) | 94 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (Mcf) | 454,363 | Decline Exp | 0.000 |
| Forecast End (Tf) | 05/02/2029 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 145,637 | Initial Decline (De) | 09.2 |
| Initial Rate (qi) (Mcf/day) | 48.4 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.15 | Reserve Life Index | 8.61 |
| Final Rate (qf) (Mcf/day) | 10.0 | Ult Recoverable (Mcf) | 600,000 | Gas Total Sales (Mcf) | 123,791 | Reserve Half Life | 5.23 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta  
**Entity :** 00/12-35-011-19W4/0  
**Formation :** MANNVILLE GRP  
Effective December 31, 2012

Interests: Freehold 0.45828% Manual

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Freehold 18% Manual

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 39 | 14,371.5 | 0.0 | 65.9 | 2.35 | 155 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 36 | 13,046.4 | 0.0 | 59.8 | 2.35 | 141 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 32 | 11,843.4 | 0.0 | 54.3 | 2.35 | 128 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 29 | 10,779.4 | 0.0 | 49.4 | 2.35 | 116 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 27 | 9,757.4 | 0.0 | 44.7 | 2.35 | 105 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 24 | 8,857.7 | 0.0 | 40.6 | 2.35 | 96 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 22 | 8,041.0 | 0.0 | 36.9 | 2.35 | 87 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 20 | 7,318.6 | 0.0 | 33.5 | 2.35 | 79 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 18 | 6,624.7 | 0.0 | 30.4 | 2.35 | 71 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 16 | 6,013.9 | 0.0 | 27.6 | 2.35 | 65 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 96,654.2 | 0.0 | 442.9 | 2.35 | 1,043 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 5,459.4 | 0.0 | 25.0 | 2.35 | 59 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 102,113.6 | 0.0 | 468.0 | 2.35 | 1,101 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.3 | 101.03 | 27.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.5 | 31.04 | 15.0 | 0.0 | 0.3 | 75.48 | 26.0 | 0.0 | 1.1 | 1.1 |
| 2014 | 0.0 | 0.2 | 101.03 | 24.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.4 | 31.04 | 13.6 | 0.0 | 0.3 | 75.48 | 23.6 | 0.0 | 1.0 | 1.0 |
| 2015 | 0.0 | 0.2 | 101.03 | 22.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.4 | 31.04 | 12.3 | 0.0 | 0.3 | 75.48 | 21.4 | 0.0 | 0.9 | 0.9 |
| 2016 | 0.0 | 0.2 | 101.03 | 20.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.4 | 31.04 | 11.2 | 0.0 | 0.3 | 75.48 | 19.5 | 0.0 | 0.8 | 0.8 |
| 2017 | 0.0 | 0.2 | 101.03 | 18.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 10.2 | 0.0 | 0.2 | 75.48 | 17.7 | 0.0 | 0.7 | 0.7 |
| 2018 | 0.0 | 0.2 | 101.03 | 16.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 9.2 | 0.0 | 0.2 | 75.48 | 16.0 | 0.0 | 0.7 | 0.7 |
| 2019 | 0.0 | 0.1 | 101.03 | 15.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.3 | 31.04 | 8.4 | 0.0 | 0.2 | 75.48 | 14.5 | 0.0 | 0.6 | 0.6 |
| 2020 | 0.0 | 0.1 | 101.03 | 13.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 7.6 | 0.0 | 0.2 | 75.48 | 13.2 | 0.0 | 0.6 | 0.6 |
| 2021 | 0.0 | 0.1 | 101.03 | 12.5 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 6.9 | 0.0 | 0.2 | 75.48 | 12.0 | 0.0 | 0.5 | 0.5 |
| 2022 | 0.0 | 0.1 | 101.03 | 11.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 6.3 | 0.0 | 0.1 | 75.48 | 10.9 | 0.0 | 0.5 | 0.5 |
| Sub | 0.0 | 1.8 | 101.03 | 182.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 3.2 | 31.04 | 100.6 | 0.0 | 2.3 | 75.48 | 174.9 | 0.0 | 7.4 | 7.4 |
| Rem | 0.0 | 0.1 | 101.03 | 10.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.2 | 31.04 | 5.7 | 0.0 | 0.1 | 75.48 | 9.9 | 0.0 | 0.4 | 0.4 |
| Total | 0.0 | 1.9 | 101.03 | 192.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 3.4 | 31.04 | 106.3 | 0.0 | 2.4 | 75.48 | 184.7 | 0.0 | 7.8 | 7.8 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 223 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 223 | 0.0 | 0.0 | 0.0 | 0.0 | 32.9 | 32.9 | 0.0 | 190 | 0.0 | 190 | 190 | 181 |
| 2014 | 202 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 202 | 0.0 | 0.0 | 0.0 | 0.0 | 29.9 | 29.9 | 0.0 | 173 | 0.0 | 173 | 363 | 150 |
| 2015 | 184 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 184 | 0.0 | 0.0 | 0.0 | 0.0 | 27.1 | 27.1 | 0.0 | 157 | 0.0 | 157 | 519 | 124 |
| 2016 | 167 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 167 | 0.0 | 0.0 | 0.0 | 0.0 | 24.7 | 24.7 | 0.0 | 143 | 0.0 | 143 | 662 | 102 |
| 2017 | 151 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 151 | 0.0 | 0.0 | 0.0 | 0.0 | 22.4 | 22.4 | 0.0 | 129 | 0.0 | 129 | 791 | 84 |
| 2018 | 137 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 137 | 0.0 | 0.0 | 0.0 | 0.0 | 20.3 | 20.3 | 0.0 | 117 | 0.0 | 117 | 908 | 69 |
| 2019 | 125 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 125 | 0.0 | 0.0 | 0.0 | 0.0 | 18.4 | 18.4 | 0.0 | 106 | 0.0 | 106 | 1,015 | 57 |
| 2020 | 114 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 114 | 0.0 | 0.0 | 0.0 | 0.0 | 16.8 | 16.8 | 0.0 | 97 | 0.0 | 97 | 1,111 | 47 |
| 2021 | 103 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 103 | 0.0 | 0.0 | 0.0 | 0.0 | 15.2 | 15.2 | 0.0 | 88 | 0.0 | 88 | 1,199 | 39 |
| 2022 | 93 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 93 | 0.0 | 0.0 | 0.0 | 0.0 | 13.8 | 13.8 | 0.0 | 80 | 0.0 | 80 | 1,279 | 32 |
| Sub | 1,500 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,500 | 0.0 | 0.0 | 0.0 | 0.0 | 221.5 | 221.5 | 0.0 | 1,279 | 0.0 | 1,279 | 1,279 | 886 |
| Rem | 85 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 85 | 0.0 | 0.0 | 0.0 | 0.0 | 12.5 | 12.5 | 0.0 | 72 | 0.0 | 72 | 1,351 | 27 |
| Total | 1,585 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 1,585 | 0.0 | 0.0 | 0.0 | 0.0 | 234.0 | 234.0 | 0.0 | 1,351 | 0.0 | 1,351 | 1,351 | 913 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 4.1 |
| RLI (Principal Product) | 7.11 |
| Reserves Life | 11.00 |
| RLI (BOE) | 7.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 102,114 | 0 | 468 | 468 |
| Gas (bbl) | 17,019 | 0 | 78 | 78 |
| *NGL (bbl) | 1,281 | 0 | 6 | 6 |
| Cond (bbl) | 415 | 0 | 2 | 2 |
| Total (bbl) | 18,716 | 0 | 86 | 86 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 1,351 | 0.0 | 1,351 | 15.75 |
| 5 | 1,094 | 0.0 | 1,094 | 12.76 |
| 8 | 978 | 0.0 | 978 | 11.41 |
| 10 | 913 | 0.0 | 913 | 10.64 |
| 15 | 781 | 0.0 | 781 | 9.10 |
| 20 | 681 | 0.0 | 681 | 7.94 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 27.6 | | 27.6 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.03 | 0.03 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.03 | 0.03 |
| Price | ($/BOE) | 0.00 | 0.00 | 18.48 | 18.48 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 2.73 | 2.73 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 15.75 | 15.75 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*  
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*  
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | PACE OIL & GAS LTD. |
| Location: | 00/05-36-011-19W4/0 | Formation: | MANNVILLE GRP |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2001-07-22 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2001-06-22 | Top Depth: | 3,133.2 ft KB |
| Kelly Bushing: | 2,772.3 ft SS | Total Depth: | 3,313.6 ft KB |
| Pool Name: | MANNVILLE X5X | Midpoint Perf Depth: | 3,143.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 729.7 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 729.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0003 Fraction |

Volumetric Remarks:

Category Remarks: Uneconomic.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2001-07-22 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments: Last production January 2012.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.45828% Manual | Freehold 18% Manual | |

Participant Remarks: 2.546% of a 18% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PACE OIL & GAS LTD. | | Turin |
| Province: | Alberta | | 00/05-36-011-19W4/0 |
| Field: | RETLAW | | NRA |
| Pool: | MANNVILLE X5X | | |
| Unit: | | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
1000
10000
100000
1E6
1E7
1
10
100
1000
10000
0.1
1
10
100
1000
End Of Hist
Eff
2002
2004
2006
2008
2010
2012
2014
Time (Years)



Calendar Daily Gas Production (Mcf/day)
0
250
500
750
1,000
1,250
Eff
End Of Hist
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 729,701 | Water Cum | (bbl) | 3,269 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 729,701 | Water Ult Rec | (bbl) | 3,269 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod | (Mcf) | 729,701 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec | (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 729,701 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | PACE OIL & GAS LTD. |
| Location: | 00/10-36-011-19W4/0 | Formation: | MANNVILLE GRP |
| Category | PDP | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2000-04-07 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2000-03-05 | Top Depth: | 3,113.5 ft KB |
| Kelly Bushing: | 2,781.2 ft SS | Total Depth: | 3,723.8 ft KB |
| Pool Name: | CMG POOL 007 - BOW ISLAND U, | Midpoint Perf Depth: | 3,123.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 630.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 612.3 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 17.7 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 16.8 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0003 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2000-04-07 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 931 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 17,711.7 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2016-07-14 |
| Initial Rate: | 19 Mcf/day |
| Rate at Effective Date: | 18 Mcf/day |
| Final Rate: | 10 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 630,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0058 Molar Fraction |
| Propane | 7 bbl | 0.41 bbl/MMcf | 0.0004 Molar Fraction |
| Butane | 5 bbl | 0.30 bbl/MMcf | 0.0001 Molar Fraction |
| Pentane+ | 8 bbl | 0.46 bbl/MMcf | 0.0001 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.45828% Manual | Freehold 18% Manual | |

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | |
|---|---|---|
| Operator: | PACE OIL & GAS LTD. | Turin |
| Province: | Alberta | 00/10-36-011-19W4/0 |
| Field: | RETLAW | PDP |
| Pool: | CMG POOL 007 - BOW ISLAND U,MANNVILLE Q5 | |
| Unit: | | |
| Status: | FLOWING GAS | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
ff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 612,288 | Water Cum | (bbl) | 67 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 17,712 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 630,000 | Water Ult Rec | (bbl) | 67 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (Mcf) | 612,288 | 
| Forecast End (Tf) | 07/13/2016 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 17,712 |
| Initial Rate (qi) (Mcf/day) | 18.2 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.05 |
| Final Rate (qf) (Mcf/day) | 10.0 | Ult Recoverable (Mcf) | 630,000 | Gas Total Sales (Mcf) | 16,826 |

| | |
|---|---|
| Decline Exp | 0.000 |
| Initial Decline (De) | 15.7 |
| Reserve Life Index | 2.88 |
| Reserve Half Life | 1.51 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Turin, Alberta
**Entity :** 00/10-36-011-19W4/0
**Formation :** MANNVILLE GRP
Effective December 31, 2012

Interests: Freehold 0.45828% Manual
Lease Burden:
Lessor: Freehold 18% Manual

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 0 | 0.0 | 0 | 0.00 |
| 5 | 0 | 0.0 | 0 | 0.00 |
| 8 | 0 | 0.0 | 0 | 0.00 |
| 10 | 0 | 0.0 | 0 | 0.00 |
| 15 | 0 | 0.0 | 0 | 0.00 |
| 20 | 0 | 0.0 | 0 | 0.00 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | PACE OIL & GAS LTD. |
| Location: | 00/10-36-011-19W4/0 | Formation: | MANNVILLE GRP |
| Category | P+P | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2000-04-07 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2000-03-05 | Top Depth: | 3,113.5 ft KB |
| Kelly Bushing: | 2,781.2 ft SS | Total Depth: | 3,723.8 ft KB |
| Pool Name: | CMG POOL 007 - BOW ISLAND U, | Midpoint Perf Depth: | 3,123.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 650.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 612.3 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 37.7 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 35.8 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.05 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0003 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2000-04-07 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 931 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 37,709.5 Mcf    Oil: 0.0 Mbbl

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2020-06-27 |
| Initial Rate: | 19 Mcf/day |
| Rate at Effective Date: | 18 Mcf/day |
| Final Rate: | 10 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 650,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0058 Molar Fraction |
| Propane | 15 bbl | 0.41 bbl/MMcf | 0.0004 Molar Fraction |
| Butane | 11 bbl | 0.30 bbl/MMcf | 0.0001 Molar Fraction |
| Pentane+ | 17 bbl | 0.46 bbl/MMcf | 0.0001 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.45828% Manual | Freehold 18% Manual | |

Participant Remarks: 2.546% of a 18% Freehold Royalty

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **PACE OIL & GAS LTD.** | | **Turin** |
| **Province:** | **Alberta** | | **00/10-36-011-19W4/0** |
| **Field:** | **RETLAW** | | **P+P** |
| **Pool:** | **CMG POOL 007 - BOW ISLAND U,MANNVILLE Q5** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
1E6
100000
10000
1000
1000
100
10
1
Gas Qf
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)
100
10
1
0.1
Water/Gas Ratio (bbl/MMcf)
1000
100
10
1
Hours Of Production (hours)



Calendar Daily Gas Production (Mcf/day)
1,000
800
600
400
200
0
Gas Qf
Eff End Of Hist
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 612,291 | Water Cum | (bbl) | 67 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 37,709 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 650,000 | Water Ult Rec | (bbl) | 67 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (Mcf) | 612,291 | Decline Exp | 0.000 |
| Forecast End (Tf) | 06/26/2020 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 37,709 | Initial Decline (De) | 07.9 |
| Initial Rate (qi) (Mcf/day) | 18.4 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.05 | Reserve Life Index | 5.83 |
| Final Rate (qf) (Mcf/day) | 10.0 | Ult Recoverable (Mcf) | 650,000 | Gas Total Sales (Mcf) | 35,824 | Reserve Half Life | 3.19 |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Turin, Alberta
**Entity :** 00/10-36-011-19W4/0
**Formation :** MANNVILLE GRP
Effective December 31, 2012

Interests: Freehold 0.45828% Manual
Lease Burden:
Lessor: Freehold 18% Manual

Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 0 | 0.0 | 0 | 0.00 |
| 5 | 0 | 0.0 | 0 | 0.00 |
| 8 | 0 | 0.0 | 0 | 0.00 |
| 10 | 0 | 0.0 | 0 | 0.00 |
| 15 | 0 | 0.0 | 0 | 0.00 |
| 20 | 0 | 0.0 | 0 | 0.00 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Turin | Operator: | PACE OIL & GAS LTD. |
| Location: | 00/10-36-011-19W4/2 | Formation: | BOW ISLAND |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | 2001-05-05 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2000-03-05 | Top Depth: | 2,815.0 ft KB |
| Kelly Bushing: | 2,781.2 ft SS | Total Depth: | 3,723.8 ft KB |
| Pool Name: | CMG POOL 007 - BOW ISLAND U, | Midpoint Perf Depth: | 2,818.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 157.7 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 157.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Suspended.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2000-04-07 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date:
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| Freehold 0.45828% Manual | Freehold 18% Manual | |

Participant Remarks: 2.546% of a 18% Freehold Royalty

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PACE OIL & GAS LTD. | | Turin |
| Province: | Alberta | | 00/10-36-011-19W4/2 |
| Field: | RETLAW | | NRA |
| Pool: | CMG POOL 007 - BOW ISLAND U,MANNVILLE Q5 | | |
| Unit: | | | |
| Status: | SUSPENDED GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)
2001
2002
2003
2004
2005
2006
2007
2008
2009



Calendar Daily Gas Production (Mcf/day)
Eff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 157,723 | Water Cum | (bbl) | 0 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 6 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 157,723 | Water Ult Rec | (bbl) | 0 | FCond Ult Rec | (bbl) | 6 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod | (Mcf) | 157,723 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec | (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 157,723 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:01 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.


R5W4
R4
R3
T48
T48
T47
T47
T46
T46
R5W4
R4
R3
Grizzly Bear Creek

WELLS
- Oil
- Gas
- Suspended Oil
- Suspended Gas
- Suspended
- Water Injection
- Other
- Abandoned Gas
- Abandoned Oil
- Abandoned

PIPELINES
- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other
- Gas Plant

OTHER

Legend Energy Canada Ltd.

Wildmere Lloydminster "A" Unit

© Geo Webworks Inc

Date: 2013/2/1

Author: kim

**Legend Energy Canada Ltd.**
**DETAILED ECONOMIC SUMMARY**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012 Wildmere

| | | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|---|
| **Heavy Oil** | **Mbbl** | | | | | | |
| Ultimate Remaining | | 3,650.2 | | 557.1 | 4,207.2 | 2,668.5 | 6,875.7 |
| WI Before Royalty | | 102.0 | | 15.6 | 117.5 | 74.5 | 192.1 |
| WI After Royalty | | 99.3 | | 14.0 | 113.3 | 72.4 | 185.7 |
| Royalty Interest | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| Total Net | | 99.3 | | 14.0 | 113.3 | 72.4 | 185.7 |
| **Total Oil** | **Mbbl** | | | | | | |
| Ultimate Remaining | | 3,650.2 | | 557.1 | 4,207.2 | 2,668.5 | 6,875.7 |
| WI Before Royalty | | 102.0 | | 15.6 | 117.5 | 74.5 | 192.1 |
| WI After Royalty | | 99.3 | | 14.0 | 113.3 | 72.4 | 185.7 |
| Royalty Interest | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| Total Net | | 99.3 | | 14.0 | 113.3 | 72.4 | 185.7 |
| **Sales Gas** | **MMcf** | | | | | | |
| Ultimate Remaining | | 986.6 | | 150.6 | 1,137.2 | 721.3 | 1,858.5 |
| WI Before Royalty | | 27.6 | | 4.2 | 31.8 | 20.1 | 51.9 |
| WI After Royalty | | 26.5 | | 4.1 | 30.5 | 19.3 | 49.9 |
| Royalty Interest | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| Total Net | | 26.5 | | 4.1 | 30.5 | 19.3 | 49.9 |
| **MBOE** | **MBoe** | | | | | | |
| Ultimate Remaining | | 3,814.6 | | 582.1 | 4,396.8 | 2,788.7 | 7,185.5 |
| WI Before Royalty | | 106.6 | | 16.3 | 122.8 | 77.9 | 200.7 |
| WI After Royalty | | 103.7 | | 14.7 | 118.4 | 75.6 | 194.0 |
| Royalty Interest | | 0.0 | | 0.0 | 0.0 | 0.0 | 0.0 |
| Total Net | | 103.7 | | 14.7 | 118.4 | 75.6 | 194.0 |
| **NPV - BTAX** | **M$** | | | | | | |
| Undiscounted | | 3,535.0 | | 239.7 | 3,774.7 | 2,892.4 | 6,667.1 |
| Discounted at 5% | | 2,755.7 | | 131.3 | 2,887.0 | 1,282.1 | 4,169.1 |
| Discounted at 10% | | 2,241.0 | | 49.7 | 2,290.7 | 661.7 | 2,952.4 |
| Discounted at 15% | | 1,884.4 | | -9.4 | 1,875.0 | 388.2 | 2,263.1 |
| Discounted at 20% | | 1,626.7 | | -52.4 | 1,574.3 | 252.1 | 1,826.4 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

*Report Time: Mon, 25 Feb 2013 14:07 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Wildmere

Effective December 31, 2012

Proved Developed Producing

| Location | Formation | Avg Int | Derived | Oil WI | Oil RI | Oil Net | Sales Gas WI | Sales Gas RI | Sales Gas Net | NGL WI | NGL RI | NGL Net | BOE WI | BOE RI | BOE Net | Present Value 5% | Present Value 10% | Present Value 15% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | % | | Mstb | Mstb | Mstb | MMcf | MMcf | MMcf | Mstb | Mstb | Mstb | MBoe | MBoe | MBoe | M$ | M$ | M$ |
| Wildmere | | | | | | | | | | | | | | | | | | |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER | 2.79 | PDP | 102.0 | 0.0 | 99.3 | 27.6 | 0.0 | 26.5 | 0.0 | 0.0 | 0.0 | 106.6 | 0.0 | 103.7 | 2,755.7 | 2,241.0 | 1,884.4 |
| Wildmere | | | | 102.0 | 0.0 | 99.3 | 27.6 | 0.0 | 26.5 | 0.0 | 0.0 | 0.0 | 106.6 | 0.0 | 103.7 | 2,755.7 | 2,241.0 | 1,884.4 |
| Total | | | | 102.0 | 0.0 | 99.3 | 27.6 | 0.0 | 26.5 | 0.0 | 0.0 | 0.0 | 106.6 | 0.0 | 103.7 | 2,755.7 | 2,241.0 | 1,884.4 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Wildmere

Effective December 31, 2012 — Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes Mbbl | WI Volume Mbbl | RI Volume Mbbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 79.0 | 959 | 350.1 | 9.8 | 0.0 | 72.21 | 706,093 | 0.0 | 259 | 94,619.4 | 2,643.1 | 0.0 | 1.93 | 5,113 | 0.0 | 0.00 | 28 | 28 |
| 2014 | 79.0 | 895 | 326.6 | 9.1 | 0.0 | 72.21 | 658,780 | 0.0 | 242 | 88,279.2 | 2,466.0 | 0.0 | 1.93 | 4,770 | 0.0 | 0.00 | 26 | 26 |
| 2015 | 79.0 | 829 | 302.4 | 8.4 | 0.0 | 72.21 | 609,980 | 0.0 | 224 | 81,739.8 | 2,283.3 | 0.0 | 1.93 | 4,417 | 0.0 | 0.00 | 24 | 24 |
| 2016 | 79.0 | 768 | 281.2 | 7.9 | 0.0 | 72.21 | 567,109 | 0.0 | 208 | 75,994.9 | 2,122.8 | 0.0 | 1.93 | 4,107 | 0.0 | 0.00 | 22 | 22 |
| 2017 | 79.0 | 713 | 260.3 | 7.3 | 0.0 | 72.21 | 525,108 | 0.0 | 193 | 70,366.6 | 1,965.6 | 0.0 | 1.93 | 3,802 | 0.0 | 0.00 | 21 | 21 |
| 2018 | 79.0 | 663 | 242.1 | 6.8 | 0.0 | 72.21 | 488,259 | 0.0 | 179 | 65,428.7 | 1,827.7 | 0.0 | 1.93 | 3,536 | 0.0 | 0.00 | 19 | 19 |
| 2019 | 79.0 | 617 | 225.4 | 6.3 | 0.0 | 72.21 | 454,586 | 0.0 | 167 | 60,916.4 | 1,701.6 | 0.0 | 1.93 | 3,292 | 0.0 | 0.00 | 18 | 18 |
| 2020 | 79.0 | 576 | 210.6 | 5.9 | 0.0 | 72.21 | 424,888 | 0.0 | 156 | 56,936.7 | 1,590.5 | 0.0 | 1.93 | 3,077 | 0.0 | 0.00 | 17 | 17 |
| 2021 | 79.0 | 537 | 196.0 | 5.5 | 0.0 | 72.21 | 395,441 | 0.0 | 145 | 52,990.7 | 1,480.2 | 0.0 | 1.93 | 2,864 | 0.0 | 0.00 | 16 | 16 |
| 2022 | 79.0 | 502 | 183.2 | 5.1 | 0.0 | 72.21 | 369,512 | 0.0 | 136 | 49,516.1 | 1,383.2 | 0.0 | 1.93 | 2,676 | 0.0 | 0.00 | 15 | 15 |
| Sub | | | 2,577.8 | 72.0 | 0.0 | 72.21 | 5,199,756 | | | 696,788.4 | 19,464.1 | 0.0 | 1.93 | 37,653 | 0.0 | 0.00 | | |
| Rem | | | 1,072.3 | 30.0 | 0.0 | 72.21 | 2,163,030 | | | 289,854.8 | 8,096.8 | 0.0 | 1.93 | 15,663 | 0.0 | 0.00 | | |
| Total | | | 3,650.2 | 102.0 | 0.0 | 72.21 | 7,362,786 | | | 986,643.2 | 27,560.9 | 0.0 | 1.93 | 53,316 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 711,206 | 51,411.8 | 0.0 | 0.0 | 0.0 | 7 | 659,794 | 0.0 | 0.0 | 185,370.0 | 31,779.7 | 0.0 | 217,149.8 | 0.0 | 442,645 | 0.0 | 442,645 | 442,645 | 422,348 |
| 2014 | 663,550 | 41,234.8 | 0.0 | 0.0 | 0.0 | 6 | 622,315 | 0.0 | 0.0 | 185,370.0 | 29,650.3 | 0.0 | 215,020.3 | 0.0 | 407,295 | 0.0 | 407,295 | 849,940 | 353,481 |
| 2015 | 614,397 | 31,741.3 | 0.0 | 0.0 | 0.0 | 5 | 582,656 | 0.0 | 0.0 | 185,370.0 | 27,453.9 | 0.0 | 212,823.9 | 0.0 | 369,832 | 0.0 | 369,832 | 1,219,772 | 291,811 |
| 2016 | 571,216 | 23,994.1 | 0.0 | 0.0 | 0.0 | 4 | 547,221 | 0.0 | 0.0 | 185,370.0 | 25,524.4 | 0.0 | 210,894.4 | 0.0 | 336,327 | 0.0 | 336,327 | 1,556,099 | 240,954 |
| 2017 | 528,911 | 17,627.6 | 0.0 | 0.0 | 0.0 | 3 | 511,283 | 0.0 | 0.0 | 185,370.0 | 23,634.0 | 0.0 | 209,004.0 | 0.0 | 302,279 | 0.0 | 302,279 | 1,858,378 | 196,887 |
| 2018 | 491,795 | 12,503.1 | 0.0 | 0.0 | 0.0 | 3 | 479,291 | 0.0 | 0.0 | 185,370.0 | 21,975.5 | 0.0 | 207,345.5 | 0.0 | 271,946 | 0.0 | 271,946 | 2,130,324 | 161,037 |
| 2019 | 457,878 | 8,333.4 | 0.0 | 0.0 | 0.0 | 2 | 449,544 | 0.0 | 0.0 | 185,370.0 | 20,459.9 | 0.0 | 205,830.0 | 0.0 | 243,714 | 0.0 | 243,714 | 2,374,038 | 131,208 |
| 2020 | 427,964 | 4,956.0 | 0.0 | 0.0 | 0.0 | 1 | 423,008 | 0.0 | 0.0 | 185,370.0 | 19,123.3 | 0.0 | 204,493.3 | 0.0 | 218,515 | 0.0 | 218,515 | 2,592,554 | 106,926 |
| 2021 | 398,305 | 2,195.8 | 0.0 | 0.0 | 0.0 | 1 | 396,109 | 0.0 | 0.0 | 185,370.0 | 17,798.0 | 0.0 | 203,168.0 | 0.0 | 192,941 | 0.0 | 192,941 | 2,785,495 | 85,835 |
| 2022 | 372,187 | 105.5 | 0.0 | 0.0 | 0.0 | 0 | 372,082 | 0.0 | 0.0 | 185,370.0 | 16,630.9 | 0.0 | 202,001.0 | 0.0 | 170,081 | 0.0 | 170,081 | 2,955,575 | 68,791 |
| Sub | 5,237,409 | 194,103.3 | 0.0 | 0.0 | 0.0 | 4 | 5,043,306 | 0.0 | 0.0 | 1,853,700. | 234,029.9 | 0.0 | 2,087,730. | 0.0 | 2,955,575 | 0.0 | 2,955,575 | 2,955,575 | 2,059,278 |
| Rem | 2,178,693 | 617.3 | 0.0 | 0.0 | 0.0 | 0 | 2,178,075 | 0.0 | 0.0 | 1,420,173. | 97,353.3 | 0.0 | 1,517,526. | 81,131.5 | 579,417 | 0.0 | 579,417 | 3,534,992 | 181,717 |
| Total | 7,416,102 | 194,720.6 | 0.0 | 0.0 | 0.0 | 3 | 7,221,381 | 0.0 | 0.0 | 3,273,873. | 331,383.3 | 0.0 | 3,605,257. | 81,131.5 | 3,534,992 | 0.0 | 3,534,992 | 3,534,992 | 2,240,995 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 6.3 |
| RLI (Principal Product) | 10.43 |
| Reserves Life | 18.00 |
| RLI (BOE) | 10.4 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (Mbbl) | 3,650 | 102 | 102 | 99 |
| Gas (Mcf) | 986,643 | 27,561 | 27,561 | 26,475 |
| Gas (bbl) | 164,441 | 4,593 | 4,593 | 4,412 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 3,814,619 | 106,558 | 106,558 | 103,709 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 3,534,992 | 0.0 | 3,534,992 | 33.17 |
| 5 | 2,755,672 | 0.0 | 2,755,672 | 25.86 |
| 8 | 2,423,347 | 0.0 | 2,423,347 | 22.74 |
| 10 | 2,240,995 | 0.0 | 2,240,995 | 21.03 |
| 15 | 1,884,359 | 0.0 | 1,884,359 | 17.68 |
| 20 | 1,626,691 | 0.0 | 1,626,691 | 15.27 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | | 10.0 |
| Payout | (Yrs) | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | | 0.0 |
| NPV/Disc Invest | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | 80.1 | | 80.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 28.06 | 28.06 | 28.06 | 28.06 |
| Prod (12 Mo Ave) | (BOEPD) | 27.98 | 27.98 | 27.98 | 27.98 |
| Price | ($/BOE) | 69.60 | 69.60 | 69.60 | 69.60 |
| Royalties | ($/BOE) | 5.03 | 5.03 | 5.03 | 5.03 |
| Operating Costs | ($/BOE) | 21.25 | 21.25 | 21.25 | 21.25 |
| NetBack | ($/BOE) | 43.32 | 43.32 | 43.32 | 43.32 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Wildmere

Effective December 31, 2012 | Proved

| Location | Formation | Avg Int | Derived | Oil WI | Oil RI | Oil Net | Sales Gas WI | Sales Gas RI | Sales Gas Net | NGL WI | NGL RI | NGL Net | BOE WI | BOE RI | BOE Net | Present Value 5% | Present Value 10% | Present Value 15% |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | % | | Mstb | Mstb | Mstb | MMcf | MMcf | MMcf | Mstb | Mstb | Mstb | MBoe | MBoe | MBoe | M$ | M$ | M$ |
| Wildmere | | | | | | | | | | | | | | | | | | |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER | 2.79 | PDP | 102.0 | 0.0 | 99.3 | 27.6 | 0.0 | 26.5 | 0.0 | 0.0 | 0.0 | 106.6 | 0.0 | 103.7 | 2,755.7 | 2,241.0 | 1,884.4 |
| Development Project Phase 1 | LLOYDMINSTER | 2.79 | PU | 15.6 | 0.0 | 14.0 | 4.2 | 0.0 | 4.1 | 0.0 | 0.0 | 0.0 | 16.3 | 0.0 | 14.7 | 131.3 | 49.7 | -9.4 |
| Wildmere | | | | 117.5 | 0.0 | 113.3 | 31.8 | 0.0 | 30.5 | 0.0 | 0.0 | 0.0 | 122.8 | 0.0 | 118.4 | 2,887.0 | 2,290.7 | 1,875.0 |
| Total | | | | 117.5 | 0.0 | 113.3 | 31.8 | 0.0 | 30.5 | 0.0 | 0.0 | 0.0 | 122.8 | 0.0 | 118.4 | 2,887.0 | 2,290.7 | 1,875.0 |

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Selection :** Wildmere

Effective December 31, 2012 — Total Proved Reserves

## OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes Mbbl | WI Volume Mbbl | RI Volume Mbbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 85.0 | 1,047 | 382.3 | 10.7 | 0.0 | 72.21 | 771,149 | 0.0 | 283 | 103.3 | 2.9 | 0.0 | 1.93 | 5,584 | 0.0 | 0.00 | 31 | 31 |
| 2014 | 85.0 | 1,057 | 385.7 | 10.8 | 0.0 | 72.21 | 777,997 | 0.0 | 286 | 104.3 | 2.9 | 0.0 | 1.93 | 5,634 | 0.0 | 0.00 | 31 | 31 |
| 2015 | 85.0 | 974 | 355.6 | 9.9 | 0.0 | 72.21 | 717,223 | 0.0 | 263 | 96.1 | 2.7 | 0.0 | 1.93 | 5,194 | 0.0 | 0.00 | 28 | 28 |
| 2016 | 85.0 | 899 | 329.1 | 9.2 | 0.0 | 72.21 | 663,831 | 0.0 | 243 | 89.0 | 2.5 | 0.0 | 1.93 | 4,807 | 0.0 | 0.00 | 26 | 26 |
| 2017 | 85.0 | 831 | 303.3 | 8.5 | 0.0 | 72.21 | 611,865 | 0.0 | 225 | 82.0 | 2.3 | 0.0 | 1.93 | 4,431 | 0.0 | 0.00 | 24 | 24 |
| 2018 | 85.0 | 769 | 280.7 | 7.8 | 0.0 | 72.21 | 566,301 | 0.0 | 208 | 75.9 | 2.1 | 0.0 | 1.93 | 4,101 | 0.0 | 0.00 | 22 | 22 |
| 2019 | 85.0 | 713 | 260.2 | 7.3 | 0.0 | 72.21 | 524,790 | 0.0 | 193 | 70.3 | 2.0 | 0.0 | 1.93 | 3,800 | 0.0 | 0.00 | 21 | 21 |
| 2020 | 85.0 | 661 | 242.0 | 6.8 | 0.0 | 72.21 | 488,204 | 0.0 | 179 | 65.4 | 1.8 | 0.0 | 1.93 | 3,535 | 0.0 | 0.00 | 19 | 19 |
| 2021 | 85.0 | 614 | 224.2 | 6.3 | 0.0 | 72.21 | 452,234 | 0.0 | 166 | 60.6 | 1.7 | 0.0 | 1.93 | 3,275 | 0.0 | 0.00 | 18 | 18 |
| 2022 | 85.0 | 571 | 208.5 | 5.8 | 0.0 | 72.21 | 420,600 | 0.0 | 154 | 56.4 | 1.6 | 0.0 | 1.93 | 3,046 | 0.0 | 0.00 | 17 | 17 |
| Sub | | | 2,971.7 | 83.0 | 0.0 | 72.21 | 5,994,193 | | | 803.2 | 22.4 | 0.0 | 1.93 | 43,406 | 0.0 | 0.00 | | |
| Rem | | | 1,235.5 | 34.5 | 0.0 | 72.31 | 2,495,531 | | | 334.0 | 9.3 | 0.0 | 1.94 | 18,075 | 0.0 | 0.00 | | |
| Total | | | 4,207.2 | 117.5 | 0.0 | 72.24 | 8,489,724 | | | 1,137.2 | 31.8 | 0.0 | 1.94 | 61,480 | 0.0 | 0.00 | | |

## NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

## CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 776,733 | 54,687.9 | 0.0 | 0.0 | 0.0 | 7 | 722,045 | 0.0 | 0.0 | 192,409.4 | 34,707.8 | 0.0 | 227,117.1 | 0.0 | 494,928 | 346,940.3 | 147,987 | 147,987 | 133,533 |
| 2014 | 783,630 | 57,091.4 | 0.0 | 0.0 | 0.0 | 7 | 726,539 | 0.0 | 0.0 | 199,448.8 | 35,016.0 | 0.0 | 234,464.7 | 0.0 | 492,074 | 0.0 | 492,074 | 640,061 | 427,282 |
| 2015 | 722,416 | 54,031.4 | 0.0 | 0.0 | 0.0 | 7 | 668,385 | 0.0 | 0.0 | 199,448.8 | 32,280.7 | 0.0 | 231,729.4 | 0.0 | 436,655 | 0.0 | 436,655 | 1,076,717 | 344,544 |
| 2016 | 668,638 | 42,808.4 | 0.0 | 0.0 | 0.0 | 6 | 625,829 | 0.0 | 0.0 | 199,448.8 | 29,877.6 | 0.0 | 229,326.4 | 0.0 | 396,503 | 0.0 | 396,503 | 1,473,220 | 284,066 |
| 2017 | 616,295 | 32,109.1 | 0.0 | 0.0 | 0.0 | 5 | 584,186 | 0.0 | 0.0 | 199,448.8 | 27,538.7 | 0.0 | 226,987.5 | 0.0 | 357,199 | 0.0 | 357,199 | 1,830,419 | 232,658 |
| 2018 | 570,402 | 23,595.4 | 0.0 | 0.0 | 0.0 | 4 | 546,807 | 0.0 | 0.0 | 199,448.8 | 25,488.0 | 0.0 | 224,936.8 | 0.0 | 321,870 | 0.0 | 321,870 | 2,152,289 | 190,601 |
| 2019 | 528,590 | 16,746.1 | 0.0 | 0.0 | 0.0 | 3 | 511,844 | 0.0 | 0.0 | 199,448.8 | 23,619.7 | 0.0 | 223,068.4 | 0.0 | 288,775 | 0.0 | 288,775 | 2,441,064 | 155,468 |
| 2020 | 491,739 | 11,271.6 | 0.0 | 0.0 | 0.0 | 2 | 480,468 | 0.0 | 0.0 | 199,448.8 | 21,973.0 | 0.0 | 221,421.8 | 0.0 | 259,046 | 0.0 | 259,046 | 2,700,110 | 126,759 |
| 2021 | 455,509 | 6,834.6 | 0.0 | 0.0 | 0.0 | 2 | 448,674 | 0.0 | 0.0 | 199,448.8 | 20,354.1 | 0.0 | 219,802.9 | 0.0 | 228,872 | 0.0 | 228,872 | 2,928,982 | 101,819 |
| 2022 | 423,646 | 3,449.3 | 0.0 | 0.0 | 0.0 | 1 | 420,197 | 0.0 | 0.0 | 199,448.8 | 18,930.3 | 0.0 | 218,379.1 | 0.0 | 201,818 | 0.0 | 201,818 | 3,130,799 | 81,627 |
| Sub | 6,037,599 | 302,625.1 | 0.0 | 0.0 | 0.0 | 5 | 5,734,974 | 0.0 | 0.0 | 1,987,448. | 269,785.8 | 0.0 | 2,257,234. | 0.0 | 3,477,739 | 346,940.3 | 3,130,799 | 3,130,799 | 2,078,356 |
| Rem | 2,513,605 | 6,202.6 | 0.0 | 0.0 | 0.0 | 0 | 2,507,403 | 0.0 | 0.0 | 1,589,118. | 112,169.9 | 0.0 | 1,701,288. | 162,263.0 | 643,852 | 0.0 | 643,852 | 3,774,651 | 212,360 |
| Total | 8,551,204 | 308,827.7 | 0.0 | 0.0 | 0.0 | 4 | 8,242,376 | 0.0 | 0.0 | 3,576,566. | 381,955.7 | 0.0 | 3,958,522. | 162,263.0 | 4,121,591 | 346,940.3 | 3,774,651 | 3,774,651 | 2,290,716 |

## CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 6.3 |
| RLI (Principal Product) | 11.00 |
| Reserves Life | 22.00 |
| RLI (BOE) | 11.0 |

## TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (Mbbl) | 4,207 | 118 | 118 | 113 |
| Gas (MMcf) | 1,137 | 32 | 32 | 31 |
| Gas (bbl) | 189,536 | 5,294 | 5,294 | 5,088 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 4,396,768 | 122,819 | 122,819 | 118,369 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

## NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 4,121,591 | 346,940.3 | 3,774,651 | 30.73 |
| 5 | 3,229,090 | 342,071.8 | 2,887,018 | 23.51 |
| 8 | 2,841,959 | 339,307.1 | 2,502,651 | 20.38 |
| 10 | 2,628,240 | 337,524.2 | 2,290,716 | 18.65 |
| 15 | 2,208,215 | 333,263.0 | 1,874,952 | 15.27 |
| 20 | 1,903,560 | 329,258.8 | 1,574,301 | 12.82 |

## CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 11,354.42 | 11,354.42 |
| Cost Of Reserves | $/BOE | 2.82 | 2.82 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

## ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | | 10.0 |
| Payout | (Yrs) | 0.30 | | 0.30 |
| Discounted Payout | (Yrs) | 0.31 | | 0.31 |
| DCF Rate of Return | (%) | > 200.0 | > | 200.0 |
| NPV/Undisc Invest | | 6.6 | | 6.6 |
| NPV/Disc Invest | | 6.8 | | 6.8 |
| NPV/DIS Cap Exposure | | 38.8 | | 38.8 |
| NPV/BOEPD | (M$/boepd) | 75.0 | | 75.0 |

## FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 28.06 | 28.06 | 28.06 | 28.06 |
| Prod (12 Mo Ave) | (BOEPD) | 30.56 | 30.56 | 30.56 | 30.56 |
| Price | ($/BOE) | 69.60 | 69.60 | 69.60 | 69.60 |
| Royalties | ($/BOE) | 4.90 | 4.90 | 4.90 | 4.90 |
| Operating Costs | ($/BOE) | 20.35 | 20.35 | 20.35 | 20.35 |
| NetBack | ($/BOE) | 44.35 | 44.35 | 44.35 | 44.35 |
| Recycle Ratio | (ratio) | 15.70 | 15.70 | 15.70 | 15.70 |

# Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Wildmere

Effective December 31, 2012 — Proved Plus Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Wildmere | | | | | | | | | | | | | | | | | | |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER | 2.79 | P+P | 172.3 | 0.0 | 168.0 | 46.6 | 0.0 | 44.7 | 0.0 | 0.0 | 0.0 | 180.1 | 0.0 | 175.4 | 3,939.0 | 2,845.6 | 2,237.0 |
| Development Project Phase 1 | LLOYDMINSTER | 2.79 | P+P | 19.7 | 0.0 | 17.7 | 5.3 | 0.0 | 5.1 | 0.0 | 0.0 | 0.0 | 20.6 | 0.0 | 18.5 | 230.1 | 106.8 | 26.1 |
| Wildmere | | | | 192.1 | 0.0 | 185.7 | 51.9 | 0.0 | 49.9 | 0.0 | 0.0 | 0.0 | 200.7 | 0.0 | 194.0 | 4,169.1 | 2,952.4 | 2,263.1 |
| Total | | | | 192.1 | 0.0 | 185.7 | 51.9 | 0.0 | 49.9 | 0.0 | 0.0 | 0.0 | 200.7 | 0.0 | 194.0 | 4,169.1 | 2,952.4 | 2,263.1 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Wildmere

Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes Mbbl | WI Volume Mbbl | RI Volume Mbbl | Price $/bbl | Revenue M$ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue M$ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 85.0 | 1,055 | 385.2 | 10.8 | 0.0 | 72.21 | 777 | 0.0 | 285 | 104.1 | 2.9 | 0.0 | 1.93 | 6 | 0.0 | 0.00 | 31 | 31 |
| 2014 | 85.0 | 1,084 | 395.8 | 11.1 | 0.0 | 72.21 | 798 | 0.0 | 293 | 107.0 | 3.0 | 0.0 | 1.93 | 6 | 0.0 | 0.00 | 32 | 32 |
| 2015 | 85.0 | 1,020 | 372.4 | 10.4 | 0.0 | 72.21 | 751 | 0.0 | 276 | 100.7 | 2.8 | 0.0 | 1.93 | 5 | 0.0 | 0.00 | 30 | 30 |
| 2016 | 85.0 | 962 | 352.0 | 9.8 | 0.0 | 72.21 | 710 | 0.0 | 260 | 95.2 | 2.7 | 0.0 | 1.93 | 5 | 0.0 | 0.00 | 28 | 28 |
| 2017 | 85.0 | 908 | 331.6 | 9.3 | 0.0 | 72.21 | 669 | 0.0 | 246 | 89.6 | 2.5 | 0.0 | 1.93 | 5 | 0.0 | 0.00 | 27 | 27 |
| 2018 | 85.0 | 860 | 313.8 | 8.8 | 0.0 | 72.21 | 633 | 0.0 | 232 | 84.8 | 2.4 | 0.0 | 1.93 | 5 | 0.0 | 0.00 | 25 | 25 |
| 2019 | 85.0 | 815 | 297.5 | 8.3 | 0.0 | 72.21 | 600 | 0.0 | 220 | 80.4 | 2.2 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 24 | 24 |
| 2020 | 85.0 | 774 | 283.2 | 7.9 | 0.0 | 72.21 | 571 | 0.0 | 209 | 76.6 | 2.1 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 23 | 23 |
| 2021 | 85.0 | 736 | 268.6 | 7.5 | 0.0 | 72.21 | 542 | 0.0 | 199 | 72.6 | 2.0 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 21 | 21 |
| 2022 | 85.0 | 701 | 255.8 | 7.1 | 0.0 | 72.21 | 516 | 0.0 | 189 | 69.2 | 1.9 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 20 | 20 |
| Sub | | | 3,256.0 | 91.0 | 0.0 | 72.21 | 6,568 | | | 880.1 | 24.6 | 0.0 | 1.93 | 48 | 0.0 | 0.00 | | |
| Rem | | | 3,619.7 | 101.1 | 0.0 | 77.98 | 7,885 | | | 978.4 | 27.3 | 0.0 | 2.11 | 58 | 0.0 | 0.00 | | |
| Total | | | 6,875.7 | 192.1 | 0.0 | 75.25 | 14,453 | | | 1,858.5 | 51.9 | 0.0 | 2.03 | 105 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue M$ | Crown Royalty M$ | Freehold Royalty M$ | ORR Royalty M$ | Mineral Tax M$ | Total Royalty Burden % | Net Rev After Royalties M$ | Other Income M$ | Sask Corp Cap Tax M$ | Fixed Oper Expense M$ | Variable Operating Expense M$ | Other Expenses M$ | Total Operating Costs M$ | Abandon Cost & Salvage M$ | Net Operating Income M$ | Total Investment M$ | NET Cash Flow M$ | CUM Cash Flow M$ | Disc Cash Flow (10%) M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 783 | 55.9 | 0.0 | 0.0 | 0.0 | 7 | 727 | 0.0 | 0.0 | 192.4 | 35.0 | 0.0 | 227.4 | 0.0 | 499 | 346.9 | 152 | 152 | 138 |
| 2014 | 804 | 61.4 | 0.0 | 0.0 | 0.0 | 8 | 743 | 0.0 | 0.0 | 199.4 | 35.9 | 0.0 | 235.4 | 0.0 | 507 | 0.0 | 507 | 660 | 440 |
| 2015 | 757 | 61.1 | 0.0 | 0.0 | 0.0 | 8 | 695 | 0.0 | 0.0 | 199.4 | 33.8 | 0.0 | 233.3 | 0.0 | 462 | 0.0 | 462 | 1,122 | 365 |
| 2016 | 715 | 51.8 | 0.0 | 0.0 | 0.0 | 7 | 663 | 0.0 | 0.0 | 199.4 | 32.0 | 0.0 | 231.4 | 0.0 | 432 | 0.0 | 432 | 1,554 | 309 |
| 2017 | 674 | 43.2 | 0.0 | 0.0 | 0.0 | 6 | 630 | 0.0 | 0.0 | 199.4 | 30.1 | 0.0 | 229.6 | 0.0 | 401 | 0.0 | 401 | 1,955 | 261 |
| 2018 | 638 | 35.3 | 0.0 | 0.0 | 0.0 | 6 | 602 | 0.0 | 0.0 | 199.4 | 28.5 | 0.0 | 227.9 | 0.0 | 374 | 0.0 | 374 | 2,329 | 222 |
| 2019 | 604 | 28.6 | 0.0 | 0.0 | 0.0 | 5 | 576 | 0.0 | 0.0 | 199.4 | 27.0 | 0.0 | 226.5 | 0.0 | 349 | 0.0 | 349 | 2,678 | 188 |
| 2020 | 575 | 23.1 | 0.0 | 0.0 | 0.0 | 4 | 552 | 0.0 | 0.0 | 199.4 | 25.7 | 0.0 | 225.2 | 0.0 | 327 | 0.0 | 327 | 3,006 | 160 |
| 2021 | 546 | 18.3 | 0.0 | 0.0 | 0.0 | 3 | 528 | 0.0 | 0.0 | 199.4 | 24.4 | 0.0 | 223.8 | 0.0 | 304 | 0.0 | 304 | 3,309 | 135 |
| 2022 | 520 | 14.2 | 0.0 | 0.0 | 0.0 | 3 | 506 | 0.0 | 0.0 | 199.4 | 23.2 | 0.0 | 222.7 | 0.0 | 283 | 0.0 | 283 | 3,592 | 114 |
| Sub | 6,615 | 393.0 | 0.0 | 0.0 | 0.0 | 6 | 6,222 | 0.0 | 0.0 | 1,987.4 | 295.6 | 0.0 | 2,283.0 | 0.0 | 3,939 | 346.9 | 3,592 | 3,592 | 2,333 |
| Rem | 7,943 | 83.5 | 0.0 | 0.0 | 0.0 | 1 | 7,859 | 0.0 | 0.0 | 4,293.6 | 328.6 | 0.0 | 4,622.2 | 162.3 | 3,075 | 0.0 | 3,075 | 6,667 | 620 |
| Total | 14,558 | 476.5 | 0.0 | 0.0 | 0.0 | 3 | 14,082 | 0.0 | 0.0 | 6,281.1 | 624.2 | 0.0 | 6,905.3 | 162.3 | 7,014 | 346.9 | 6,667 | 6,667 | 2,952 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 10.7 |
| RLI (Principal Product) | 17.85 |
| Reserves Life | 32.00 |
| RLI (BOE) | 17.9 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (Mbbl) | 6,876 | 192 | 192 | 186 |
| Gas (MMcf) | 1,859 | 52 | 52 | 50 |
| Gas (bbl) | 309,752 | 8,653 | 8,653 | 8,311 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 7,185,487 | 200,719 | 200,719 | 193,971 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income M$ | Investment M$ | Cash Flow M$ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 7,014 | 346.9 | 6,667 | 33.22 |
| 5 | 4,511 | 342.1 | 4,169 | 20.77 |
| 8 | 3,690 | 339.3 | 3,350 | 16.69 |
| 10 | 3,290 | 337.5 | 2,952 | 14.71 |
| 15 | 2,596 | 333.3 | 2,263 | 11.28 |
| 20 | 2,156 | 329.3 | 1,826 | 9.10 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 11,269.63 | 11,269.63 |
| Cost Of Reserves | $/BOE | 1.73 | 1.73 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.30 | 0.30 |
| Discounted Payout | (Yrs) | 0.31 | 0.31 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 8.5 | 8.5 |
| NPV/Disc Invest | | 8.7 | 8.7 |
| NPV/DIS Cap Exposure | | 50.1 | 50.1 |
| NPV/BOEPD | (M$/boepd) | 95.9 | 95.9 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 28.09 | 28.09 | 28.09 | 28.09 |
| Prod (12 Mo Ave) | (BOEPD) | 30.79 | 30.79 | 30.79 | 30.79 |
| Price | ($/BOE) | 69.60 | 69.60 | 69.60 | 69.60 |
| Royalties | ($/BOE) | 4.98 | 4.98 | 4.98 | 4.98 |
| Operating Costs | ($/BOE) | 20.22 | 20.22 | 20.22 | 20.22 |
| NetBack | ($/BOE) | 44.40 | 44.40 | 44.40 | 44.40 |
| Recycle Ratio | (ratio) | 25.69 | 25.69 | 25.69 | 25.69 |

*Report Time: Mon, 25 Feb 2013 14:07 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Wildmere** | | | | | |
| 00/02-16-047-04W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 5.4167% WI | Crown | |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER PUMPING OIL | Oil<br>Ultra Heavy | 2.7934% WI | Crown | |
| 00/07-16-047-04W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 5.4167% WI | Crown | |
| C0/05-18-047-04W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 5.41665% WI | Crown | |
| Development Project Phase 1 | LLOYDMINSTER | Oil<br>Ultra Heavy | 2.7934% WI | Crown | (New Well Royalty Reduction) |
| 00/13-12-047-05W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 0.270833% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/01-14-047-05W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/02-14-047-05W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/03-14-047-05W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/06-14-047-05W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/07-14-047-05W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/10-14-047-05W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/10-14-047-05W4/3 | COLONY | Gas<br>Conventional | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/13-14-047-05W4/0 | SPARKY | Oil<br>Light | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/14-14-047-05W4/0 | LLOYDMINSTER SS | Service<br>Undefined | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |
| 00/15-14-047-05W4/0 | LLOYDMINSTER SS | Oil<br>Ultra Heavy | 0.2708% GORI<br>Remarks: 5.41665% of a 5% GORR | Crown | |

## Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Wildmere** | | | | | | | | | | | | | |
| 00/02-16-047-04W4/0 | OIL ABANDONED ZONE | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | | | 2009-08-29 | 1985-10-24 | 1985-12-04 |
| 00/03-16-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2002-02-07 | 1985-09-02 | 1985-10-01 |
| C0/04-16-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2009-09-08 | 1985-06-01 | 1985-06-27 |
| 00/05-16-047-04W4/0 | WATER INJECTOR | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2011-10-01 | 1984-07-12 | 1984-08-03 |
| 02/06-16-047-04W4/0 | WATER INJECTOR | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2011-04-06 | 2008-07-31 | 2009-01-12 |
| C0/06-16-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1985-07-14 | 1985-06-06 | 1985-07-14 |
| 00/07-16-047-04W4/0 | DRILLED AND CASED | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | UNDEFINED POOL | AB096309 99998 | | | 1985-02-14 | 1985-02-14 | |
| 00/10-16-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1984-12-14 | 1984-11-19 | 1984-12-14 |
| 00/11-16-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1988-02-06 | 1984-09-08 | 1984-10-12 |
| 00/12-16-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2006-11-09 | 1984-07-09 | 1984-08-01 |
| 00/13-16-047-04W4/0 | WATER INJECTOR | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2011-10-01 | 1984-03-07 | 1984-05-01 |
| 00/14-16-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1995-05-09 | 1984-07-05 | 1984-08-01 |
| 02/14-16-047-04W4/0 | WATER INJECTOR | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2011-04-08 | 2008-07-07 | 2009-01-12 |
| C0/02-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2007-01-30 | 1977-02-02 | 1977-04-21 |
| C0/03-17-047-04W4/0 | WATER | Undefined | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 1979-01-01 | 1976-07-24 | 1976-08-23 |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | INJECTOR | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINSTER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| C0/04-17-047-04W4/0 | ABANDONED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2006-02-23 | 1977-03-04 | 1977-03-23 |
| C0/05-17-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-07-26 | 1976-07-23 | 1976-08-19 |
| C0/06-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2005-05-09 | 1977-02-25 | 1977-03-23 |
| C0/07-17-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1987-01-21 | 1977-02-21 | 1977-03-25 |
| 00/08-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2006-01-21 | 1984-02-10 | 1984-03-01 |
| 00/09-17-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1988-01-20 | 1983-11-10 | 1983-12-13 |
| C0/10-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2004-08-14 | 1976-08-04 | 1976-09-01 |
| C0/11-17-047-04W4/0 | OIL ABANDONED ZONE | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-12-01 | 1975-10-03 | 1975-11-07 |
| C0/11-17-047-04W4/2 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1979-01-01 | 1975-10-03 | 1975-12-06 |
| 00/12-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-22 | 2000-03-29 | 2000-06-22 |
| C0/12-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1976-08-20 | 1976-07-27 | 1976-08-20 |
| 00/13-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-07-01 | 2000-03-22 | 2000-07-01 |
| 02/13-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-07-01 | 2000-03-19 | 2000-07-01 |
| C0/13-17-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 2012-04-30 | 1976-07-31 | 1976-08-26 |

# Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINSTER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| C0/14-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1995-06-08 | 1977-03-09 | 1977-04-05 |
| 00/15-17-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 1981-06-28 | 1981-08-09 |
| 00/16-17-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1983-02-10 | 1983-01-24 | 1983-02-10 |
| 00/01-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2008-07-23 | 2008-03-12 | 2008-07-23 |
| C0/01-18-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1979-01-21 | 1977-07-16 | 1977-08-26 |
| C0/02-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-08-24 | 1977-07-27 | 1977-08-24 |
| C0/03-18-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1978-12-15 | 1977-08-10 | 1977-09-02 |
| C0/05-18-047-04W4/0 | ABANDONED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | | | 1996-10-22 | 1976-07-16 | 1976-09-05 |
| 00/06-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-07-01 | 2000-03-30 | 2000-07-01 |
| C0/06-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1976-08-16 | 1976-07-14 | 1976-08-16 |
| 00/07-18-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2011-01-27 | 2000-03-27 | 2000-07-01 |
| C0/07-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2011-07-13 | 1975-09-29 | 1975-11-01 |
| 00/08-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-22 | 2000-04-01 | 2000-06-22 |
| C0/08-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 1977-03-20 | 1977-02-17 | 1977-03-20 |

## Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINSTER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| C0/09-18-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-02-01 | 1975-09-19 | 1975-10-10 |
| 00/10-18-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 2000-03-25 | 2000-07-07 |
| C0/10-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-10-14 | 1975-09-24 | 1975-10-14 |
| C0/11-18-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-02-01 | 1975-09-25 | 1975-10-30 |
| C0/12-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-11-04 | 1975-09-30 | 1975-11-04 |
| B0/13-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-29 | 1998-07-05 | 1998-10-29 |
| C0/13-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-11-08 | 1975-09-25 | 1975-11-08 |
| D0/13-18-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2011-01-27 | 1998-07-07 | 1998-10-27 |
| 00/14-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-16 | 2000-03-12 | 2000-06-16 |
| C0/14-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-07-13 | 1975-06-13 | 1975-07-11 |
| 00/15-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-28 | 2000-03-14 | 2000-06-28 |
| 02/15-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-16 | 2000-03-17 | 2000-06-16 |
| 03/15-18-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 2008-03-04 | 2008-06-25 |
| C0/15-18-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 2009-11-01 | 1975-09-21 | 1975-10-15 |

## Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| | | | | | Field | | Pool | | Unit | | Dates | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Well ID** | **Status** | **Type** | **Formation** | **Operator** | **Name** | **Code** | **Name** | **Code** | **Name** | **Code** | **Status** | **Rig Rel** | **On Prod** |
| | | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINSTER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| 02/16-18-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1980-06-21 | 1980-05-24 | 1980-06-21 |
| 03/16-18-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 2000-03-27 | 2000-07-01 |
| C0/16-18-047-04W4/0 | ABANDONED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1980-05-16 | 1975-07-01 | 1975-07-17 |
| C0/01-19-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-02-01 | 1975-02-24 | 1975-03-18 |
| 00/02-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-16 | 2000-03-09 | 2000-06-16 |
| C0/02-19-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-05-31 | 1975-03-11 | 1975-05-08 |
| C0/03-19-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-02-01 | 1975-02-28 | 1975-05-07 |
| B0/04-19-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 1998-07-10 | 1998-10-27 |
| C0/04-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-05-08 | 1975-03-06 | 1975-05-08 |
| 00/05-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1974-10-11 | 1974-09-16 | 1974-10-11 |
| C0/06-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-05-09 | 1975-03-10 | 1975-05-09 |
| D0/06-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-22 | 1998-06-24 | 1998-10-22 |
| 00/07-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2006-11-24 | 1974-09-18 | 1974-10-16 |
| B0/07-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 1998-10-17 | 1998-07-02 | 1998-10-17 |

# Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINSTER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| D0/07-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-25 | 1998-06-28 | 1998-10-24 |
| 00/08-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-20 | 2000-03-15 | 2000-06-20 |
| C0/08-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-03-11 | 1975-02-22 | 1975-03-11 |
| 00/09-19-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1979-01-20 | 1974-09-22 | 1974-10-15 |
| C0/10-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-03-11 | 1975-02-20 | 1975-03-11 |
| 00/11-19-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1979-01-20 | 1974-06-15 | 1974-08-01 |
| A0/11-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2002-09-18 | 1988-06-23 | 1988-08-07 |
| A0/12-19-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 1987-12-18 | 1988-04-27 |
| C0/12-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1979-03-16 | 1975-03-18 | 1975-05-07 |
| 00/13-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1996-08-17 | 1996-07-17 | 1996-08-17 |
| 02/13-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-18 | 1998-06-21 | 1998-10-18 |
| C0/13-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1983-03-24 | 1975-03-14 | 1975-05-08 |
| A0/14-19-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2001-05-01 | 1996-07-12 | 1996-08-03 |
| C0/14-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 1979-05-28 | 1975-02-27 | 1975-05-07 |

## Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINSTER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| 00/15-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1996-12-07 | 1996-10-24 | 1996-12-07 |
| C0/15-19-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1986-12-16 | 1975-03-03 | 1975-05-07 |
| 02/16-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-28 | 2000-02-27 | 2000-06-28 |
| C0/16-19-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-05-08 | 1975-03-06 | 1975-05-08 |
| 00/01-20-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1988-01-20 | 1984-03-11 | 1984-04-24 |
| 00/02-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1982-12-16 | 1982-11-23 | 1982-12-16 |
| C0/03-20-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-02-01 | 1975-06-21 | 1975-07-14 |
| 00/04-20-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 2000-03-25 | 2000-07-01 |
| 02/04-20-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 2008-02-26 | 2008-07-14 |
| C0/04-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-09-23 | 1975-09-13 | 1975-09-23 |
| 00/05-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-20 | 2000-03-18 | 2000-06-20 |
| 02/05-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-20 | 2000-03-12 | 2000-06-20 |
| C0/05-20-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2011-06-15 | 1975-08-30 | 1975-09-23 |
| C0/06-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 1975-10-07 | 1975-09-19 | 1975-10-07 |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINST ER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| C0/07-20-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1986-12-14 | 1975-10-08 | 1975-11-25 |
| 02/08-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1985-10-16 | 1985-09-20 | 1985-10-16 |
| 00/09-20-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1988-01-20 | 1984-08-02 | 1984-09-01 |
| 02/10-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1987-12-18 | 1987-06-07 | 1987-12-18 |
| C0/10-20-047-04W4/0 | ABANDONED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1992-10-25 | 1976-07-20 | 1976-08-24 |
| C0/11-20-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-02-01 | 1975-06-01 | 1975-06-20 |
| 00/12-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-20 | 2000-03-21 | 2000-06-20 |
| C0/12-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1975-09-22 | 1975-09-06 | 1975-09-22 |
| 02/13-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-27 | 2000-03-05 | 2000-06-27 |
| C0/13-20-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2009-11-01 | 1975-09-06 | 1975-09-24 |
| 00/14-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1982-12-01 | 1982-10-21 | 1982-12-01 |
| 00/15-20-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1987-12-16 | 1987-06-16 | 1987-12-16 |
| 00/03-21-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1988-01-20 | 1986-01-19 | 1986-02-11 |
| 00/04-21-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 1984-07-24 | 1984-06-27 | 1984-07-24 |

# Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINSTER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| 00/05-21-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1985-11-13 | 1985-10-18 | 1985-11-13 |
| 00/06-21-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1987-03-16 | 1987-03-02 | 1987-03-16 |
| 00/03-29-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1988-01-20 | 1984-01-08 | 1984-02-01 |
| 02/04-29-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2000-06-27 | 2000-03-01 | 2000-06-27 |
| C0/04-29-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1995-05-18 | 1975-09-29 | 1975-11-20 |
| C0/01-30-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1979-01-20 | 1975-07-09 | 1975-07-23 |
| C0/02-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-04-08 | 1977-03-14 | 1977-04-08 |
| 00/03-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1996-12-11 | 1996-10-28 | 1996-12-11 |
| C0/03-30-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1980-09-01 | 1975-06-07 | 1975-07-10 |
| C0/04-30-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-04-30 | 1977-03-14 | 1977-04-03 |
| B0/05-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-25 | 1998-07-13 | 1998-10-25 |
| C0/05-30-047-04W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 2012-07-26 | 1977-03-22 | 1977-04-08 |
| D0/05-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-11-06 | 1998-07-18 | 1998-11-06 |
| C0/06-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | WILDMERE | 94687 | 1977-04-01 | 1977-03-10 | 1977-04-01 |

# Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | OPERATIONS LIMITED | | | SPARKY E,LLOYDMINST ER A | 00360 | LLOYDMINSTER A POOL UNIT NO 1 | | | | |
| D0/06-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-17 | 1998-06-06 | 1998-10-17 |
| B0/07-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-28 | 1998-05-26 | 1998-10-27 |
| C0/07-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1976-08-18 | 1976-07-18 | 1976-08-18 |
| D0/07-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-17 | 1998-06-16 | 1998-10-17 |
| C0/08-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-08-27 | 1977-07-21 | 1977-08-27 |
| B0/10-30-047-04W4/0 | ABANDONED ZONE | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2009-12-01 | 1998-06-12 | |
| C0/10-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-09-03 | 1977-08-13 | 1977-09-03 |
| C0/11-30-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1979-01-01 | 1977-08-05 | 1977-09-04 |
| B0/12-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1998-10-26 | 1998-07-16 | 1998-10-25 |
| C0/12-30-047-04W4/0 | PUMPING OIL | Oil | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1977-04-09 | 1977-03-18 | 1977-04-09 |
| C0/13-30-047-04W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | HUSKY OIL OPERATIONS LIMITED | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | WILDMERE LLOYDMINSTER A POOL UNIT NO 1 | 94687 | 1988-01-06 | 1976-10-28 | 1976-11-19 |
| 00/13-12-047-05W4/0 | OIL ABANDONED ZONE | Oil | LLOYDMINSTER SS | PURSUIT ENERGY INC. | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2006-05-20 | 1986-01-04 | 1986-01-14 |
| 00/01-14-047-05W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | ENERPLUS CORPORATION | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 1996-11-01 | 1985-12-20 | 1994-04-01 |
| 00/02-14-047-05W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | ENERPLUS | WILDMERE | AB0963 | CMG POOL 003 - | AB096308 | | | 2007-08-20 | 1985-11-14 | 1985-12-01 |

# Legend Energy Canada Ltd.
# WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | CORPORATION | | | SPARKY E,LLOYDMINST ER A | 00360 | | | | | |
| 00/03-14-047-05W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | ENERPLUS CORPORATION | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2008-03-05 | 1986-11-24 | 1986-12-01 |
| 00/06-14-047-05W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | ENERPLUS CORPORATION | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2004-10-01 | 1985-10-01 | 1985-10-05 |
| 00/07-14-047-05W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | ENERPLUS CORPORATION | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2005-12-01 | 1988-08-07 | 1988-08-23 |
| 00/10-14-047-05W4/0 | SUSPENDED OIL | Oil | LLOYDMINSTER SS | ENERPLUS CORPORATION | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2007-08-20 | 1975-07-04 | 1975-07-31 |
| 00/10-14-047-05W4/3 | FLOWING GAS | Gas | COLONY | ENERPLUS CORPORATION | WILDMERE | AB0963 | COLONY UNDEFINED | AB096302 56098 | | | 2007-05-31 | 1975-07-04 | 2007-05-31 |
| 00/13-14-047-05W4/0 | SUSPENDED OIL | Oil | SPARKY | ENERPLUS CORPORATION | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2007-08-20 | 1983-11-19 | 1983-12-01 |
| 00/14-14-047-05W4/0 | WATER INJECTOR | Undefined | LLOYDMINSTER SS | ENERPLUS CORPORATION | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2009-07-15 | 1975-03-05 | 1975-03-19 |
| 00/15-14-047-05W4/0 | OBSERVATION | Undefined | LLOYDMINSTER SS | ENERPLUS CORPORATION | WILDMERE | AB0963 | CMG POOL 003 - SPARKY E,LLOYDMINST ER A | AB096308 00360 | | | 2012-05-25 | 1975-06-24 | 1975-07-25 |

# Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012

Wildmere

| | Location | Formation | Company Interest | Well Count | Production for Nov 2012 | | | Dec 2011 to Nov 2012 | | | Cumulative to Nov 2012 | | | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | % | | Oil bbl | Gas Mcf | Water bbl | Oil bbl | Gas Mcf | Water bbl | Oil bbl | Gas Mcf | Water bbl | | |
| | Wildmere | | | | | | | | | | | | | | |
| 1 | 00/02-16-047-04W4/0 | LLOYDMINSTER SS | 5.42 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 13,281 | 37,939 | 37,904 | 12/85 | 01/98 |
| 2 | Lloydminster A Pool Unit#1 | LLOYDMINSTER | 2.79 | 135 | 23,569 | 10,595 | 538,734 | 342,187 | 171,513 | 6,374,016 | 24,030,999 | 8,405,831 | 166,138,582 | 08/74 | 11/12 |
| 3 | 00/07-16-047-04W4/0 | LLOYDMINSTER SS | 5.42 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 63 | 06/85 | 06/85 |
| 4 | C0/05-18-047-04W4/0 | LLOYDMINSTER SS | 5.42 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 572 | 09/76 | 01/85 |
| 5 | 00/13-12-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 9,583 | 0 | 48,281 | 01/86 | 01/04 |
| 6 | 00/01-14-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 1,570 | 0 | 2,316 | 04/94 | 10/96 |
| 7 | 00/02-14-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 54,077 | 207,574 | 221,640 | 11/85 | 05/04 |
| 8 | 00/03-14-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 36,226 | 213,111 | 192,081 | 12/86 | 10/03 |
| 9 | 00/06-14-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 44,952 | 189,015 | 139,743 | 10/85 | 05/04 |
| 10 | 00/07-14-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 27,823 | 514,418 | 98,867 | 08/88 | 11/05 |
| 11 | 00/10-14-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 18,685 | 265,174 | 66,838 | 07/75 | 10/05 |
| 12 | 00/10-14-047-05W4/3 | COLONY | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,680 | 0 | 04/08 | 01/11 |
| 13 | 00/13-14-047-05W4/0 | SPARKY | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 49,746 | 136,906 | 301,736 | 12/83 | 08/05 |
| 14 | 00/14-14-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 55,946 | 315,915 | 209,677 | 03/75 | 11/12 |
| 15 | 00/15-14-047-05W4/0 | LLOYDMINSTER SS | 0.27 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 100,603 | 128,860 | 1,030,644 | 07/75 | 12/00 |
| | Wildmere | | | | 23,569 | 10,595 | 538,734 | 342,187 | 171,513 | 6,374,016 | 24,443,491 | 10,417,424 | 168,488,943 | | |
| | Total | | | | 23,569 | 10,595 | 538,734 | 342,187 | 171,513 | 6,374,016 | 24,443,491 | 10,417,424 | 168,488,943 | | |

*Report Time: Mon, 25 Feb 2013 14:07 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. M$/yr | Fixed Costs Ann. $/w/yr | Fixed Costs Mo. $/w/mo | Variable Oil Costs* Var.[1] $/bbl | Variable Oil Costs* Truck[3] $/bbl | Variable Oil Costs* Trans[3] Adj. $/bbl | Variable Gas Costs* Var.[1] $/Mcf | Variable Gas Costs* Gath.[2] $/Mcf | Variable Gas Costs* Cust[2] Proc. $/Mcf | Variable Gas Costs* Plant[2] Oper. $/Mcf | Variable Gas Costs* Trans[3] Adj. $/Mcf | GCA $/Mcf | Other NGL[3] Trans. $/bbl | Other Water Disp. $/bbl | Other Sulph[3] Trans. $/lt | Other Sulph Oper. $/Mcf | Other Aband Costs M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Wildmere | | | | | | | | | | | | | | | | | | | | |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER | Oil | PDP | | | 7,000 | 3.25 | | 0.76 | | | | | 0.34 | 0.43 | | | | | 2,904.40 |
| Lloydminster A Pool Unit #1 | LLOYDMINSTER | Oil | P+P | | | 7,000 | 3.25 | | 0.76 | | | | | 0.34 | 0.43 | | | | | 2,904.40 |
| Development Project Phase 1 | LLOYDMINSTER | Oil | PU | | | 7,000 | 3.25 | | 0.76 | | | | | 0.34 | 0.43 | | | | | 2,904.40 |
| Development Project Phase 1 | LLOYDMINSTER | Oil | P+P | | | 7,000 | 3.25 | | 0.76 | | | | | 0.34 | 0.43 | | | | | 2,904.40 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

*Report Time: Mon, 25 Feb 2013 14:07 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CAPITAL COSTS**
**ALL COSTS IN 2013 DOLLARS**

Effective December 31, 2012 All Categories

| Location | Formation | Category | Date | Capital Type | Total Amount M$ | Committed Amount M$ | Comments |
|---|---|---|---|---|---|---|---|
| **Wildmere** | | | | | | | |
| Development Project Phase 1 | LLOYDMINSTER | PU | 2013-01-01 | Dev Drill | 4,920.0 | 0.0 | Drill 6 producers and 6 injectors at M$ 410/well |
| Development Project Phase 1 | LLOYDMINSTER | PU | 2013-06-01 | Lease Cost | 2,100.0 | 0.0 | Tie-in 12 wells |
| Development Project Phase 1 | LLOYDMINSTER | PU | 2013-06-01 | Dev Compl | 2,400.0 | 0.0 | Complete and equip 12 wells |
| Development Project Phase 1 | LLOYDMINSTER | PU | 2013-06-01 | Oil Equip | 3,000.0 | 0.0 | Upgrade surface facilities |
| Development Project Phase 1 | LLOYDMINSTER | P+P | 2013-01-01 | Dev Drill | 4,920.0 | 0.0 | Drill 6 producers and 6 injectors at M$ 410/well |
| Development Project Phase 1 | LLOYDMINSTER | P+P | 2013-06-01 | Lease Cost | 2,100.0 | 0.0 | Tie-in 12 wells |
| Development Project Phase 1 | LLOYDMINSTER | P+P | 2013-06-01 | Dev Compl | 2,400.0 | 0.0 | Complete and equip 12 wells |
| Development Project Phase 1 | LLOYDMINSTER | P+P | 2013-06-01 | Oil Equip | 3,000.0 | 0.0 | Upgrade surface facilities |
| Wildmere | | | | | | | |
| Total | | | | | | | |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | HUSKY OIL OPERATIONS LIMITED |
| Location: | 00/02-16-047-04W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | OIL ABANDONED ZONE | Current Status Date: | 2009-08-29 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-10-24 | Top Depth: | 2,311.4 ft KB |
| Kelly Bushing: | 2,161.7 ft SS | Total Depth: | 2,451.4 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,315.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 13.3 Mbbl | Ultimate Recoverable: | 37.9 MMcf |
| Production Area: | acre | Cumulative Production: | 13.3 Mbbl | Cumulative Production: | 37.9 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1985-12-04 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 5.4167% WI | Crown | |

Participant Remarks:

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **HUSKY OIL OPERATIONS LIMITED** | | **Wildmere** |
| **Province:** | **Alberta** | | **00/02-16-047-04W4/0** |
| **Field:** | **WILDMERE** | | **NRA** |
| **Pool:** | **CMG POOL 003 - SPARKY E,LLOYDMINSTER A** | | |
| **Unit:** | | | |
| **Status:** | **OIL ABANDONED ZONE** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)
1986
1988
1990
1992
1994
1996
1998



Calendar Daily Oil Production (bbl/day)
Eff End Of Hist
Cumulative Oil Production (bbl)
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 13,281 | Gas Cum | (Mcf) | 37,939 | Water Cum | (bbl) | 37,904 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 13,281 | Gas Ult Rec | (Mcf) | 37,939 | Water Ult Rec | (bbl) | 37,904 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Undefined | Est Cum Prod (bbl) | 13,281 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable | (bbl) | 13,281 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:07 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | HUSKY OIL OPERATIONS LIMITED |
| Location: | Lloydminster A Pool Unit #1 | Formation: | LLOYDMINSTER |
| Category | PDP | Calculation Type: | Volumetric |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | PUMPING OIL | Current Status Date: | 2008-07-23 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters** * | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | 125,950.4 Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | 0.2200 Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 27,709.1 Mbbl | Ultimate Recoverable: | 10,355.2 MMcf |
| Production Area: | 3,480 acre | Cumulative Production: | 24,058.9 Mbbl | Cumulative Production: | 8,420.6 MMcf |
| Net Pay: | 19.50 ft | Remaining Recoverable: | 3,650.2 Mbbl | Remaining Recoverable: | 1,934.6 MMcf |
| Reservoir Volume: | 67,860.0 acre-ft | Oil Shrinkage: * | 0.97 Fraction | Sales Gas: | 986.6 MMcf |
| Porosity: | 0.320 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.230 Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | 700.0 psi | | | Surface Loss: | 0.49 Fraction |
| Initial Temp: | 79 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Reserves supported by oilcut analysis.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2008-08-01 | GOR: | 530.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | 18 API | Water Cut: | % |
| Heating Value: | 972 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 1,934,594.5 Mcf Oil: 3,650.2 Mbbl

Number of Trends: 3

| **Trends** | 1 | | 2 | | 3 |
|---|---|---|---|---|---|
| Product: | Oil | Product: | Oil | Product: | Fluid |
| Start Date: | 2012-12-01 | Start Date: | 2013-02-01 | Start Date: | 2012-12-01 |
| End Date: | 2013-02-01 | End Date: | 2030-08-30 | End Date: | 2029-04-08 |
| Initial Rate: | 900 bbl/day | Initial Rate: | 1,000 bbl/day | Initial Rate: | 24,084 bbl/day |
| Rate at Effective Date: | 900 bbl/day | Rate at Effective Date: | 1,000 bbl/day | Rate at Effective Date: | 24,084 bbl/day |
| Final Rate: | 900 bbl/day | Final Rate: | 300 bbl/day | Final Rate: | 24,084 bbl/day |
| Decline Exponent: | 0.250 | Decline Exponent: | 0.250 | Decline Exponent: | 0.000 |
| Min Effective Decline: | | Min Effective Decline: | | Min Effective Decline | |
| Final Cum: | 24,086.8 Mbbl | Final Cum: | 27,709.1 Mbbl | Final Cum: | 333,999.2 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 2.7934% WI | Crown | |

Participant Remarks:

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **HUSKY OIL OPERATIONS LIMITED** | | **Wildmere** |
| **Province:** | **Alberta** | | **Lloydminster A Pool Unit #1** |
| **Field:** | **multi zone (135)** | | **PDP** |
| **Pool:** | **multi zone (135)** | | |
| **Unit:** | **multi zone (135)** | | |
| **Status:** | **PUMPING OIL** | | |



Number Of Oil Wells
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Cut (%)
Calendar Daily Fluid Production (bbl/day)
0
5,000,000
10,000,000
15,000,000
20,000,000
25,000,000
30,000,000
35,000,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 24,058,89 | Gas Cum | (Mcf) | 8,420,618 | Water Cum | (bbl) | 166,857,286 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 3,650,178 | Gas Rem Rec | (Mcf) | 1,934,595 | Water Rem Rec | (bbl) | 139,584,293 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 27,709,07 | Gas Ult Rec | (Mcf) | 10,355,212 | Water Ult Rec | (bbl) | 306,441,579 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Volumetric | Est Cum Prod | (bbl) | 24,058,899 | Decline Exp | 0.250 |
| Forecast End (Tf) | | 08/29/2030 | OVIP (Volumetric) | (bbl) | 125,950,352 | Remaining Rec | (bbl) | 3,650,178 | Initial Decline (De) | 00.0 |
| Initial Rate (qi) | (bbl/day) | 900.0 | Rec Factor (Volumetric) | | 0.220 | Gas Surface Loss | | 0.49 | Reserve Life Index | 10.43 |
| Final Rate (qf) | (bbl/day) | 300.0 | Ult Recoverable | (bbl) | 27,709,077 | Gas Total Sales | (Mcf) | 986,643 | Reserve Half Life | 6.29 |

*Report Time: Mon, 25 Feb 2013 14:07 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Wildmere, Alberta  Interests: 2.7934% WI  Lease Burden:
**Entity :** Lloydminster A Pool Unit #1
**Formation :** LLOYDMINSTER  Lessor: Crown
Effective December 31, 2012  Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes Mbbl | WI Volume Mbbl | RI Volume Mbbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 79.0 | 959 | 350.1 | 9.8 | 0.0 | 72.21 | 706,093 | 0.0 | 259 | 94,619.4 | 2,643.1 | 0.0 | 1.93 | 5,113 | 0.0 | 0.00 | 28 | 28 |
| 2014 | 79.0 | 895 | 326.6 | 9.1 | 0.0 | 72.21 | 658,780 | 0.0 | 242 | 88,279.2 | 2,466.0 | 0.0 | 1.93 | 4,770 | 0.0 | 0.00 | 26 | 26 |
| 2015 | 79.0 | 829 | 302.4 | 8.4 | 0.0 | 72.21 | 609,980 | 0.0 | 224 | 81,739.8 | 2,283.3 | 0.0 | 1.93 | 4,417 | 0.0 | 0.00 | 24 | 24 |
| 2016 | 79.0 | 768 | 281.2 | 7.9 | 0.0 | 72.21 | 567,109 | 0.0 | 208 | 75,994.9 | 2,122.8 | 0.0 | 1.93 | 4,107 | 0.0 | 0.00 | 22 | 22 |
| 2017 | 79.0 | 713 | 260.3 | 7.3 | 0.0 | 72.21 | 525,108 | 0.0 | 193 | 70,366.6 | 1,965.6 | 0.0 | 1.93 | 3,802 | 0.0 | 0.00 | 21 | 21 |
| 2018 | 79.0 | 663 | 242.1 | 6.8 | 0.0 | 72.21 | 488,259 | 0.0 | 179 | 65,428.7 | 1,827.7 | 0.0 | 1.93 | 3,536 | 0.0 | 0.00 | 19 | 19 |
| 2019 | 79.0 | 617 | 225.4 | 6.3 | 0.0 | 72.21 | 454,586 | 0.0 | 167 | 60,916.4 | 1,701.6 | 0.0 | 1.93 | 3,292 | 0.0 | 0.00 | 18 | 18 |
| 2020 | 79.0 | 576 | 210.6 | 5.9 | 0.0 | 72.21 | 424,888 | 0.0 | 156 | 56,936.7 | 1,590.5 | 0.0 | 1.93 | 3,077 | 0.0 | 0.00 | 17 | 17 |
| 2021 | 79.0 | 537 | 196.0 | 5.5 | 0.0 | 72.21 | 395,441 | 0.0 | 145 | 52,990.7 | 1,480.2 | 0.0 | 1.93 | 2,864 | 0.0 | 0.00 | 16 | 16 |
| 2022 | 79.0 | 502 | 183.2 | 5.1 | 0.0 | 72.21 | 369,512 | 0.0 | 136 | 49,516.1 | 1,383.2 | 0.0 | 1.93 | 2,676 | 0.0 | 0.00 | 15 | 15 |
| Sub | | | 2,577.8 | 72.0 | 0.0 | 72.21 | 5,199,756 | | | 696,788.4 | 19,464.1 | 0.0 | 1.93 | 37,653 | 0.0 | 0.00 | | |
| Rem | | | 1,072.3 | 30.0 | 0.0 | 72.21 | 2,163,030 | | | 289,854.8 | 8,096.8 | 0.0 | 1.93 | 15,663 | 0.0 | 0.00 | | |
| Total | | | 3,650.2 | 102.0 | 0.0 | 72.21 | 7,362,786 | | | 986,643.2 | 27,560.9 | 0.0 | 1.93 | 53,316 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 711,206 | 51,411.8 | 0.0 | 0.0 | 0.0 | 7 | 659,794 | 0.0 | 0.0 | 185,370.0 | 31,779.7 |
| 2014 | 663,550 | 41,234.8 | 0.0 | 0.0 | 0.0 | 6 | 622,315 | 0.0 | 0.0 | 185,370.0 | 29,650.3 |
| 2015 | 614,397 | 31,741.3 | 0.0 | 0.0 | 0.0 | 5 | 582,656 | 0.0 | 0.0 | 185,370.0 | 27,453.9 |
| 2016 | 571,216 | 23,994.1 | 0.0 | 0.0 | 0.0 | 4 | 547,221 | 0.0 | 0.0 | 185,370.0 | 25,524.4 |
| 2017 | 528,911 | 17,627.6 | 0.0 | 0.0 | 0.0 | 3 | 511,283 | 0.0 | 0.0 | 185,370.0 | 23,634.0 |
| 2018 | 491,795 | 12,503.1 | 0.0 | 0.0 | 0.0 | 3 | 479,291 | 0.0 | 0.0 | 185,370.0 | 21,975.5 |
| 2019 | 457,878 | 8,333.4 | 0.0 | 0.0 | 0.0 | 2 | 449,544 | 0.0 | 0.0 | 185,370.0 | 20,459.9 |
| 2020 | 427,964 | 4,956.0 | 0.0 | 0.0 | 0.0 | 1 | 423,008 | 0.0 | 0.0 | 185,370.0 | 19,123.3 |
| 2021 | 398,305 | 2,195.8 | 0.0 | 0.0 | 0.0 | 1 | 396,109 | 0.0 | 0.0 | 185,370.0 | 17,798.0 |
| 2022 | 372,187 | 105.5 | 0.0 | 0.0 | 0.0 | 0 | 372,082 | 0.0 | 0.0 | 185,370.0 | 16,630.9 |
| Sub | 5,237,409 | 194,103.3 | 0.0 | 0.0 | 0.0 | 4 | 5,043,306 | 0.0 | 0.0 | 1,853,700. | 234,029.9 |
| Rem | 2,178,693 | 617.3 | 0.0 | 0.0 | 0.0 | 0 | 2,178,075 | 0.0 | 0.0 | 1,420,173. | 97,353.3 |
| Total | 7,416,102 | 194,720.6 | 0.0 | 0.0 | 0.0 | 3 | 7,221,381 | 0.0 | 0.0 | 3,273,873. | 331,383.3 |

| | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 217,149.8 | 0.0 | 442,645 | 0.0 | 442,645 | 442,645 | 422,348 |
| 2014 | 0.0 | 215,020.3 | 0.0 | 407,295 | 0.0 | 407,295 | 849,940 | 353,481 |
| 2015 | 0.0 | 212,823.9 | 0.0 | 369,832 | 0.0 | 369,832 | 1,219,772 | 291,811 |
| 2016 | 0.0 | 210,894.4 | 0.0 | 336,327 | 0.0 | 336,327 | 1,556,099 | 240,954 |
| 2017 | 0.0 | 209,004.0 | 0.0 | 302,279 | 0.0 | 302,279 | 1,858,378 | 196,887 |
| 2018 | 0.0 | 207,345.5 | 0.0 | 271,946 | 0.0 | 271,946 | 2,130,324 | 161,037 |
| 2019 | 0.0 | 205,830.0 | 0.0 | 243,714 | 0.0 | 243,714 | 2,374,038 | 131,208 |
| 2020 | 0.0 | 204,493.3 | 0.0 | 218,515 | 0.0 | 218,515 | 2,592,554 | 106,926 |
| 2021 | 0.0 | 203,168.0 | 0.0 | 192,941 | 0.0 | 192,941 | 2,785,495 | 85,835 |
| 2022 | 0.0 | 202,001.0 | 0.0 | 170,081 | 0.0 | 170,081 | 2,955,575 | 68,791 |
| Sub | 0.0 | 2,087,730. | 0.0 | 2,955,575 | 0.0 | 2,955,575 | 2,955,575 | 2,059,278 |
| Rem | 0.0 | 1,517,526. | 81,131.5 | 579,417 | 0.0 | 579,417 | 3,534,992 | 181,717 |
| Total | 0.0 | 3,605,257. | 81,131.5 | 3,534,992 | 0.0 | 3,534,992 | 3,534,992 | 2,240,995 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 6.3 |
| RLI (Principal Product) | 10.43 |
| Reserves Life | 18.00 |
| RLI (BOE) | 10.4 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (Mbbl) | 3,650 | 102 | 102 | 99 |
| Gas (Mcf) | 986,643 | 27,561 | 27,561 | 26,475 |
| Gas (bbl) | 164,441 | 4,593 | 4,593 | 4,412 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 3,814,619 | 106,558 | 106,558 | 103,709 |

*The NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 3,534,992 | 0.0 | 3,534,992 | 33.17 |
| 5 | 2,755,672 | 0.0 | 2,755,672 | 25.86 |
| 8 | 2,423,347 | 0.0 | 2,423,347 | 22.74 |
| 10 | 2,240,995 | 0.0 | 2,240,995 | 21.03 |
| 15 | 1,884,359 | 0.0 | 1,884,359 | 17.68 |
| 20 | 1,626,691 | 0.0 | 1,626,691 | 15.27 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 80.1 | 80.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 28.06 | 28.06 | 28.06 | 28.06 |
| Prod (12 Mo Ave) | (BOEPD) | 27.98 | 27.98 | 27.98 | 27.98 |
| Price | ($/BOE) | 69.60 | 69.60 | 69.60 | 69.60 |
| Royalties | ($/BOE) | 5.03 | 5.03 | 5.03 | 5.03 |
| Operating Costs | ($/BOE) | 21.25 | 21.25 | 21.25 | 21.25 |
| NetBack | ($/BOE) | 43.32 | 43.32 | 43.32 | 43.32 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | HUSKY OIL OPERATIONS LIMITED |
| Location: | Lloydminster A Pool Unit #1 | Formation: | LLOYDMINSTER |
| Category | P+P | Calculation Type: | Volumetric |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | PUMPING OIL | Current Status Date: | 2008-07-23 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | 125,950.4 Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | 0.2400 Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 30,228.1 Mbbl | Ultimate Recoverable: | 11,690.3 MMcf |
| Production Area: | 3,480 acre | Cumulative Production: | 24,058.9 Mbbl | Cumulative Production: | 8,420.6 MMcf |
| Net Pay: | 19.50 ft | Remaining Recoverable: | 6,169.2 Mbbl | Remaining Recoverable: | 3,269.7 MMcf |
| Reservoir Volume: | 67,860.0 acre-ft | Oil Shrinkage: * | 0.97 Fraction | Sales Gas: | 1,667.5 MMcf |
| Porosity: | 0.320 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.230 Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | 700.0 psi | | | Surface Loss: | 0.49 Fraction |
| Initial Temp: | 79 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Reserves supported by oilcut analysis.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2008-08-01 | GOR: | 530.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | 18 API | Water Cut: | % |
| Heating Value: | 972 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 3,269,668.2 Mcf | Oil: | 6,169.2 Mbbl |

Number of Trends: 3

| Trends | 1 | | 2 | | 3 |
|---|---|---|---|---|---|
| Product: | Oil | Product: | Oil | Product: | Fluid |
| Start Date: | 2012-12-01 | Start Date: | 2013-02-01 | Start Date: | 2012-12-01 |
| End Date: | 2013-02-01 | End Date: | 2044-09-20 | End Date: | 2044-08-16 |
| Initial Rate: | 900 bbl/day | Initial Rate: | 1,000 bbl/day | Initial Rate: | 24,084 bbl/day |
| Rate at Effective Date: | 900 bbl/day | Rate at Effective Date: | 1,000 bbl/day | Rate at Effective Date: | 24,084 bbl/day |
| Final Rate: | 900 bbl/day | Final Rate: | 300 bbl/day | Final Rate: | 24,084 bbl/day |
| Decline Exponent: | 0.750 | Decline Exponent: | 0.750 | Decline Exponent: | 0.000 |
| Min Effective Decline: | | Min Effective Decline: | | Min Effective Decline | |
| Final Cum: | 24,086.8 Mbbl | Final Cum: | 30,228.1 Mbbl | Final Cum: | 469,077.8 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 2.7934% WI | Crown | |

Participant Remarks:

**Legend Energy Canada Ltd.**
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **HUSKY OIL OPERATIONS LIMITED** | | **Wildmere** |
| **Province:** | **Alberta** | | **Lloydminster A Pool Unit #1** |
| **Field:** | **multi zone (135)** | | **P+P** |
| **Pool:** | **multi zone (135)** | | |
| **Unit:** | **multi zone (135)** | | |
| **Status:** | **PUMPING OIL** | | |



Number Of Oil Wells
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Cut (%)
Calendar Daily Fluid Production (bbl/day)
Vol Oil
0
5,000,000
10,000,000
15,000,000
20,000,000
25,000,000
30,000,000
35,000,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 24,058,89 | Gas Cum | (Mcf) | 8,420,618 | Water Cum | (bbl) | 166,857,286 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 6,169,185 | Gas Rem Rec | (Mcf) | 3,269,668 | Water Rem Rec | (bbl) | 271,997,981 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 30,228,08 | Gas Ult Rec | (Mcf) | 11,690,286 | Water Ult Rec | (bbl) | 438,855,267 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Volumetric | Est Cum Prod | (bbl) | 24,058,899 | Decline Exp | 0.750 |
| Forecast End (Tf) | | 09/19/2044 | OVIP (Volumetric) | (bbl) | 125,950,352 | Remaining Rec | (bbl) | 6,169,185 | Initial Decline (De) | 00.0 |
| Initial Rate (qi) | (bbl/day) | 900.0 | Rec Factor (Volumetric) | | 0.240 | Gas Surface Loss | | 0.49 | Reserve Life Index | 17.49 |
| Final Rate (qf) | (bbl/day) | 300.0 | Ult Recoverable | (bbl) | 30,228,084 | Gas Total Sales | (Mcf) | 1,667,531 | Reserve Half Life | 11.21 |

*Report Time: Mon, 25 Feb 2013 14:07 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Wildmere, Alberta — Interests: 2.7934% WI — Lease Burden:
**Entity :** Lloydminster A Pool Unit #1
**Formation :** LLOYDMINSTER — Lessor: Crown
Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes Mbbl | WI Volume Mbbl | RI Volume Mbbl | Price $/bbl | Revenue M$ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue M$ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 79.0 | 966 | 352.8 | 9.9 | 0.0 | 72.21 | 712 | 0.0 | 261 | 95.4 | 2.7 | 0.0 | 1.93 | 5 | 0.0 | 0.00 | 28 | 28 |
| 2014 | 79.0 | 919 | 335.4 | 9.4 | 0.0 | 72.21 | 677 | 0.0 | 248 | 90.7 | 2.5 | 0.0 | 1.93 | 5 | 0.0 | 0.00 | 27 | 27 |
| 2015 | 79.0 | 868 | 316.9 | 8.9 | 0.0 | 72.21 | 639 | 0.0 | 235 | 85.7 | 2.4 | 0.0 | 1.93 | 5 | 0.0 | 0.00 | 25 | 25 |
| 2016 | 79.0 | 822 | 300.9 | 8.4 | 0.0 | 72.21 | 607 | 0.0 | 222 | 81.3 | 2.3 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 24 | 24 |
| 2017 | 79.0 | 780 | 284.8 | 8.0 | 0.0 | 72.21 | 574 | 0.0 | 211 | 77.0 | 2.2 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 23 | 23 |
| 2018 | 79.0 | 742 | 270.8 | 7.6 | 0.0 | 72.21 | 546 | 0.0 | 201 | 73.2 | 2.0 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 22 | 22 |
| 2019 | 79.0 | 707 | 258.0 | 7.2 | 0.0 | 72.21 | 520 | 0.0 | 191 | 69.7 | 1.9 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 21 | 21 |
| 2020 | 79.0 | 674 | 246.8 | 6.9 | 0.0 | 72.21 | 498 | 0.0 | 182 | 66.7 | 1.9 | 0.0 | 1.93 | 4 | 0.0 | 0.00 | 20 | 20 |
| 2021 | 79.0 | 646 | 235.3 | 6.6 | 0.0 | 72.21 | 475 | 0.0 | 174 | 63.6 | 1.8 | 0.0 | 1.93 | 3 | 0.0 | 0.00 | 19 | 19 |
| 2022 | 79.0 | 617 | 225.2 | 6.3 | 0.0 | 72.21 | 454 | 0.0 | 167 | 60.9 | 1.7 | 0.0 | 1.93 | 3 | 0.0 | 0.00 | 18 | 18 |
| Sub | | | 2,826.9 | 79.0 | 0.0 | 72.21 | 5,702 | | | 764.1 | 21.3 | 0.0 | 1.93 | 41 | 0.0 | 0.00 | | |
| Rem | | | 3,342.2 | 93.4 | 0.0 | 78.21 | 7,301 | | | 903.4 | 25.2 | 0.0 | 2.12 | 54 | 0.0 | 0.00 | | |
| Total | | | 6,169.2 | 172.3 | 0.0 | 75.46 | 13,004 | | | 1,667.5 | 46.6 | 0.0 | 2.04 | 95 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue M$ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue M$ | Crown Royalty M$ | Freehold Royalty M$ | ORR Royalty M$ | Mineral Tax M$ | Total Royalty Burden % | Net Rev After Royalties M$ | Other Income M$ | Sask Corp Cap Tax M$ | Fixed Oper Expense M$ | Variable Operating Expense M$ | Other Expenses M$ | Total Operating Costs M$ | Abandon Cost & Salvage M$ | Net Operating Income M$ | Total Investment M$ | NET Cash Flow M$ | CUM Cash Flow M$ | Disc Cash Flow (10%) M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 717 | 52.6 | 0.0 | 0.0 | 0.0 | 7 | 664 | 0.0 | 0.0 | 185.4 | 32.0 | 0.0 | 217.4 | 0.0 | 447 | 0.0 | 447 | 447 | 426 |
| 2014 | 682 | 44.9 | 0.0 | 0.0 | 0.0 | 7 | 637 | 0.0 | 0.0 | 185.4 | 30.5 | 0.0 | 215.8 | 0.0 | 421 | 0.0 | 421 | 867 | 365 |
| 2015 | 644 | 37.3 | 0.0 | 0.0 | 0.0 | 6 | 607 | 0.0 | 0.0 | 185.4 | 28.8 | 0.0 | 214.1 | 0.0 | 392 | 0.0 | 392 | 1,260 | 310 |
| 2016 | 611 | 30.9 | 0.0 | 0.0 | 0.0 | 5 | 580 | 0.0 | 0.0 | 185.4 | 27.3 | 0.0 | 212.7 | 0.0 | 368 | 0.0 | 368 | 1,628 | 264 |
| 2017 | 579 | 25.4 | 0.0 | 0.0 | 0.0 | 4 | 553 | 0.0 | 0.0 | 185.4 | 25.9 | 0.0 | 211.2 | 0.0 | 342 | 0.0 | 342 | 1,970 | 223 |
| 2018 | 550 | 20.8 | 0.0 | 0.0 | 0.0 | 4 | 529 | 0.0 | 0.0 | 185.4 | 24.6 | 0.0 | 210.0 | 0.0 | 319 | 0.0 | 319 | 2,289 | 189 |
| 2019 | 524 | 16.9 | 0.0 | 0.0 | 0.0 | 3 | 507 | 0.0 | 0.0 | 185.4 | 23.4 | 0.0 | 208.8 | 0.0 | 298 | 0.0 | 298 | 2,587 | 161 |
| 2020 | 502 | 13.6 | 0.0 | 0.0 | 0.0 | 3 | 488 | 0.0 | 0.0 | 185.4 | 22.4 | 0.0 | 207.8 | 0.0 | 280 | 0.0 | 280 | 2,868 | 137 |
| 2021 | 478 | 10.7 | 0.0 | 0.0 | 0.0 | 2 | 467 | 0.0 | 0.0 | 185.4 | 21.4 | 0.0 | 206.7 | 0.0 | 261 | 0.0 | 261 | 3,128 | 116 |
| 2022 | 458 | 8.3 | 0.0 | 0.0 | 0.0 | 2 | 449 | 0.0 | 0.0 | 185.4 | 20.4 | 0.0 | 205.8 | 0.0 | 243 | 0.0 | 243 | 3,372 | 98 |
| Sub | 5,744 | 261.7 | 0.0 | 0.0 | 0.0 | 5 | 5,482 | 0.0 | 0.0 | 1,853.7 | 256.6 | 0.0 | 2,110.3 | 0.0 | 3,372 | 0.0 | 3,372 | 3,372 | 2,288 |
| Rem | 7,355 | 66.6 | 0.0 | 0.0 | 0.0 | 1 | 7,288 | 0.0 | 0.0 | 4,026.1 | 303.4 | 0.0 | 4,329.6 | 81.1 | 2,878 | 0.0 | 2,878 | 6,249 | 557 |
| Total | 13,098 | 328.3 | 0.0 | 0.0 | 0.0 | 3 | 12,770 | 0.0 | 0.0 | 5,879.8 | 560.1 | 0.0 | 6,439.9 | 81.1 | 6,249 | 0.0 | 6,249 | 6,249 | 2,846 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 11.2 |
| RLI (Principal Product) | 17.49 |
| Reserves Life | 32.00 |
| RLI (BOE) | 17.5 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (Mbbl) | 6,169 | 172 | 172 | 168 |
| Gas (MMcf) | 1,668 | 47 | 47 | 45 |
| Gas (bbl) | 277,922 | 7,763 | 7,763 | 7,454 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 6,447,107 | 180,093 | 180,093 | 175,425 |

*The NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income M$ | Investment M$ | Cash Flow M$ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 6,249 | 0.0 | 6,249 | 34.70 |
| 5 | 3,939 | 0.0 | 3,939 | 21.87 |
| 8 | 3,201 | 0.0 | 3,201 | 17.77 |
| 10 | 2,846 | 0.0 | 2,846 | 15.80 |
| 15 | 2,237 | 0.0 | 2,237 | 12.42 |
| 20 | 1,855 | 0.0 | 1,855 | 10.30 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | | 10.0 |
| Payout | (Yrs) | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | | > 200.0 |
| NPV/Undisc Invest | | 0.0 | | 0.0 |
| NPV/Disc Invest | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | 100.9 | | 100.9 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 28.09 | 28.09 | 28.09 | 28.09 |
| Prod (12 Mo Ave) | (BOEPD) | 28.19 | 28.19 | 28.19 | 28.19 |
| Price | ($/BOE) | 69.60 | 69.60 | 69.60 | 69.60 |
| Royalties | ($/BOE) | 5.11 | 5.11 | 5.11 | 5.11 |
| Operating Costs | ($/BOE) | 21.11 | 21.11 | 21.11 | 21.11 |
| NetBack | ($/BOE) | 43.37 | 43.37 | 43.37 | 43.37 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:07 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | HUSKY OIL OPERATIONS LIMITED |
| Location: | 00/07-16-047-04W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | DRILLED AND CASED | Current Status Date: | 1985-02-14 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-02-14 | Top Depth: | 2,122.7 ft KB |
| Kelly Bushing: | 2,156.8 ft SS | Total Depth: | 2,398.3 ft KB |
| Pool Name: | UNDEFINED POOL | Midpoint Perf Depth: | 2,198.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 5.4167% WI | Crown | |

Participant Remarks:

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | HUSKY OIL OPERATIONS LIMITED |
| Location: | C0/05-18-047-04W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | ABANDONED OIL | Current Status Date: | 1996-10-22 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1976-07-16 | Top Depth: | 1,879.9 ft KB |
| Kelly Bushing: | 1,876.0 ft SS | Total Depth: | 1,936.0 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 1,883.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1976-09-05 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 5.41665% WI | Crown | |

Participant Remarks:

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | HUSKY OIL OPERATIONS LIMITED |
| Location: | Development Project Phase 1 | Formation: | LLOYDMINSTER |
| Category | PU | Calculation Type: | Volumetric |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 600.0 Mbbl | Ultimate Recoverable: | 318.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 600.0 Mbbl | Remaining Recoverable: | 318.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | 0.97 Fraction | Sales Gas: | 162.2 MMcf |
| Porosity: | 0.320 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.230 Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | 700.0 psi | | | Surface Loss: | 0.49 Fraction |
| Initial Temp: | 79 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | 530.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | 18 API | Water Cut: | % |
| Heating Value: | 972 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 318,000.0 Mcf | Oil: | 600.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2013-07-01 |
| End Date: | 2045-08-11 |
| Initial Rate: | 180 bbl/day |
| Rate at Effective Date: | 180 bbl/day |
| Final Rate: | 6 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 600.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 2.7934% WI | Crown | (New Well Royalty Reduction) |

Participant Remarks:

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Wildmere, Alberta
**Entity :** Development Project Phase 1
**Formation :** LLOYDMINSTER
Effective December 31, 2012

Interests: 2.7934% WI

Total Proved Undeveloped Reserves

Lease Burden: (New Well Royalty Reduction)

Lessor: Crown

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 6.0 | 88 | 32,251.9 | 900.9 | 0.0 | 72.21 | 65,055 |
| 2014 | 6.0 | 162 | 59,102.9 | 1,651.0 | 0.0 | 72.21 | 119,217 |
| 2015 | 6.0 | 146 | 53,166.6 | 1,485.2 | 0.0 | 72.21 | 107,243 |
| 2016 | 6.0 | 131 | 47,950.7 | 1,339.5 | 0.0 | 72.21 | 96,722 |
| 2017 | 6.0 | 118 | 43,010.3 | 1,201.5 | 0.0 | 72.21 | 86,756 |
| 2018 | 6.0 | 106 | 38,690.4 | 1,080.8 | 0.0 | 72.21 | 78,042 |
| 2019 | 6.0 | 95 | 34,804.3 | 972.2 | 0.0 | 72.21 | 70,204 |
| 2020 | 6.0 | 86 | 31,389.8 | 876.8 | 0.0 | 72.21 | 63,317 |
| 2021 | 6.0 | 77 | 28,155.7 | 786.5 | 0.0 | 72.21 | 56,793 |
| 2022 | 6.0 | 69 | 25,327.8 | 707.5 | 0.0 | 72.21 | 51,089 |
| Sub | | | 393,850.5 | 11,001.8 | 0.0 | 72.21 | 794,437 |
| Rem | | | 163,203.7 | 4,558.9 | 0.0 | 72.93 | 332,501 |
| Total | | | 557,054.2 | 15,560.8 | 0.0 | 72.42 | 1,126,938 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 24 | 8,717.7 | 243.5 | 0.0 | 1.93 | 471 | 0.0 | 0.00 | 3 | 3 |
| 2014 | 0.0 | 44 | 15,975.5 | 446.3 | 0.0 | 1.93 | 863 | 0.0 | 0.00 | 5 | 5 |
| 2015 | 0.0 | 39 | 14,370.9 | 401.4 | 0.0 | 1.93 | 777 | 0.0 | 0.00 | 4 | 4 |
| 2016 | 0.0 | 35 | 12,961.1 | 362.1 | 0.0 | 1.93 | 700 | 0.0 | 0.00 | 4 | 4 |
| 2017 | 0.0 | 32 | 11,625.7 | 324.8 | 0.0 | 1.93 | 628 | 0.0 | 0.00 | 3 | 3 |
| 2018 | 0.0 | 29 | 10,458.0 | 292.1 | 0.0 | 1.93 | 565 | 0.0 | 0.00 | 3 | 3 |
| 2019 | 0.0 | 26 | 9,407.6 | 262.8 | 0.0 | 1.93 | 508 | 0.0 | 0.00 | 3 | 3 |
| 2020 | 0.0 | 23 | 8,484.7 | 237.0 | 0.0 | 1.93 | 458 | 0.0 | 0.00 | 3 | 3 |
| 2021 | 0.0 | 21 | 7,610.5 | 212.6 | 0.0 | 1.93 | 411 | 0.0 | 0.00 | 2 | 2 |
| 2022 | 0.0 | 19 | 6,846.1 | 191.2 | 0.0 | 1.93 | 370 | 0.0 | 0.00 | 2 | 2 |
| Sub | | | 106,457.8 | 2,973.8 | 0.0 | 1.93 | 5,753 | 0.0 | 0.00 | | |
| Rem | | | 44,114.0 | 1,232.3 | 0.0 | 1.96 | 2,412 | 0.0 | 0.00 | | |
| Total | | | 150,571.7 | 4,206.1 | 0.0 | 1.94 | 8,164 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 65,526 | 3,276.1 | 0.0 | 0.0 | 0.0 | 5 | 62,250 | 0.0 | 0.0 | 7,039.4 | 2,928.0 | 0.0 | 9,967.4 | 0.0 | 52,283 | 346,940.3 | -294,657 | -294,657 | -288,815 |
| 2014 | 120,080 | 15,856.6 | 0.0 | 0.0 | 0.0 | 13 | 104,223 | 0.0 | 0.0 | 14,078.7 | 5,365.7 | 0.0 | 19,444.4 | 0.0 | 84,779 | 0.0 | 84,779 | -209,878 | 73,800 |
| 2015 | 108,019 | 22,290.1 | 0.0 | 0.0 | 0.0 | 21 | 85,729 | 0.0 | 0.0 | 14,078.7 | 4,826.8 | 0.0 | 18,905.5 | 0.0 | 66,824 | 0.0 | 66,824 | -143,055 | 52,733 |
| 2016 | 97,422 | 18,814.2 | 0.0 | 0.0 | 0.0 | 19 | 78,608 | 0.0 | 0.0 | 14,078.7 | 4,353.2 | 0.0 | 18,432.0 | 0.0 | 60,176 | 0.0 | 60,176 | -82,879 | 43,112 |
| 2017 | 87,385 | 14,481.5 | 0.0 | 0.0 | 0.0 | 17 | 72,903 | 0.0 | 0.0 | 14,078.7 | 3,904.7 | 0.0 | 17,983.5 | 0.0 | 54,920 | 0.0 | 54,920 | -27,960 | 35,771 |
| 2018 | 78,608 | 11,092.3 | 0.0 | 0.0 | 0.0 | 14 | 67,515 | 0.0 | 0.0 | 14,078.7 | 3,512.5 | 0.0 | 17,591.3 | 0.0 | 49,924 | 0.0 | 49,924 | 21,965 | 29,563 |
| 2019 | 70,712 | 8,412.7 | 0.0 | 0.0 | 0.0 | 12 | 62,300 | 0.0 | 0.0 | 14,078.7 | 3,159.7 | 0.0 | 17,238.5 | 0.0 | 45,061 | 0.0 | 45,061 | 67,026 | 24,259 |
| 2020 | 63,775 | 6,315.6 | 0.0 | 0.0 | 0.0 | 10 | 57,459 | 0.0 | 0.0 | 14,078.7 | 2,849.7 | 0.0 | 16,928.5 | 0.0 | 40,531 | 0.0 | 40,531 | 107,557 | 19,833 |
| 2021 | 57,204 | 4,638.8 | 0.0 | 0.0 | 0.0 | 8 | 52,565 | 0.0 | 0.0 | 14,078.7 | 2,556.1 | 0.0 | 16,634.9 | 0.0 | 35,931 | 0.0 | 35,931 | 143,487 | 15,985 |
| 2022 | 51,459 | 3,343.9 | 0.0 | 0.0 | 0.0 | 6 | 48,115 | 0.0 | 0.0 | 14,078.7 | 2,299.4 | 0.0 | 16,378.1 | 0.0 | 31,737 | 0.0 | 31,737 | 175,224 | 12,836 |
| Sub | 800,190 | 108,521.8 | 0.0 | 0.0 | 0.0 | 14 | 691,668 | 0.0 | 0.0 | 133,748.0 | 35,755.9 | 0.0 | 169,503.9 | 0.0 | 522,164 | 346,940.3 | 175,224 | 175,224 | 19,078 |
| Rem | 334,913 | 5,585.3 | 0.0 | 0.0 | 0.0 | 2 | 329,327 | 0.0 | 0.0 | 168,944.8 | 14,816.5 | 0.0 | 183,761.4 | 81,131.5 | 64,435 | 0.0 | 64,435 | 239,658 | 30,642 |
| Total | 1,135,102 | 114,107.2 | 0.0 | 0.0 | 0.0 | 10 | 1,020,995 | 0.0 | 0.0 | 302,692.8 | 50,572.4 | 0.0 | 353,265.3 | 81,131.5 | 586,599 | 346,940.3 | 239,658 | 239,658 | 49,720 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 5.6 |
| RLI (Principal Product) | 8.94 |
| Reserves Life | 21.50 |
| RLI (BOE) | 8.9 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 557,054 | 15,561 | 15,561 | 13,985 |
| Gas (Mcf) | 150,572 | 4,206 | 4,206 | 4,054 |
| Gas (bbl) | 25,095 | 701 | 701 | 676 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 582,149 | 16,262 | 16,262 | 14,660 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 586,599 | 346,940.3 | 239,658 | 14.74 |
| 5 | 473,418 | 342,071.8 | 131,346 | 8.08 |
| 8 | 418,611 | 339,307.1 | 79,304 | 4.88 |
| 10 | 387,245 | 337,524.2 | 49,720 | 3.06 |
| 15 | 323,856 | 333,263.0 | (9,407) | (0.58) |
| 20 | 276,869 | 329,258.8 | (52,390) | (3.22) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 69,629.25 | 69,629.25 |
| Cost Of Reserves | $/BOE | 21.33 | 21.33 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 5.56 | 5.56 |
| Discounted Payout | (Yrs) | 8.61 | 8.61 |
| DCF Rate of Return | (%) | 14.1 | 14.1 |
| NPV/Undisc Invest | | 0.1 | 0.1 |
| NPV/Disc Invest | | 0.1 | 0.1 |
| NPV/DIS Cap Exposure | | 0.8 | 0.8 |
| NPV/BOEPD | (M$/boepd) | 10.0 | 10.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 5.19 | 5.19 | 5.19 | 5.19 |
| Prod (12 Mo Ave) | (BOEPD) | 4.98 | 4.98 | 4.98 | 4.98 |
| Price | ($/BOE) | 69.60 | 69.60 | 69.60 | 69.60 |
| Royalties | ($/BOE) | 3.49 | 3.49 | 3.49 | 3.49 |
| Operating Costs | ($/BOE) | 10.85 | 10.85 | 10.85 | 10.85 |
| NetBack | ($/BOE) | 55.26 | 55.26 | 55.26 | 55.26 |
| Recycle Ratio | (ratio) | 2.59 | 2.59 | 2.59 | 2.59 |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | HUSKY OIL OPERATIONS LIMITED |
| Location: | Development Project Phase 1 | Formation: | LLOYDMINSTER |
| Category | P+P | Calculation Type: | Volumetric |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | | Current Status Date: | |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 750.0 Mbbl | Ultimate Recoverable: | 397.5 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 750.0 Mbbl | Remaining Recoverable: | 397.5 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | 0.97 Fraction | Sales Gas: | 202.7 MMcf |
| Porosity: | 0.320 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.230 Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | 700.0 psi | | | Surface Loss: | 0.49 Fraction |
| Initial Temp: | 79 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | 530.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | 18 API | Water Cut: | % |
| Heating Value: | 972 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 397,500.0 Mcf | Oil: | 750.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2013-07-01 |
| End Date: | 2053-08-21 |
| Initial Rate: | 180 bbl/day |
| Rate at Effective Date: | 180 bbl/day |
| Final Rate: | 6 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 750.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 2.7934% WI | Crown | (New Well Royalty Reduction) |

Participant Remarks:

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Wildmere, Alberta
**Entity :** Development Project Phase 1
**Formation :** LLOYDMINSTER
Effective December 31, 2012

Interests: 2.7934% WI
Total Proved Plus Probable Reserves

Lease Burden: (New Well Royalty Reduction)
Lessor: Crown

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 6.0 | 89 | 32,423.0 | 905.7 | 0.0 | 72.21 | 65,401 | 0.0 | 24 | 8,763.9 | 244.8 | 0.0 | 1.93 | 474 | 0.0 | 0.00 | 3 | 3 |
| 2014 | 6.0 | 165 | 60,362.6 | 1,686.2 | 0.0 | 72.21 | 121,758 | 0.0 | 45 | 16,316.0 | 455.8 | 0.0 | 1.93 | 882 | 0.0 | 0.00 | 5 | 5 |
| 2015 | 6.0 | 152 | 55,461.5 | 1,549.3 | 0.0 | 72.21 | 111,872 | 0.0 | 41 | 14,991.3 | 418.8 | 0.0 | 1.93 | 810 | 0.0 | 0.00 | 4 | 4 |
| 2016 | 6.0 | 140 | 51,092.2 | 1,427.2 | 0.0 | 72.21 | 103,058 | 0.0 | 38 | 13,810.2 | 385.8 | 0.0 | 1.93 | 746 | 0.0 | 0.00 | 4 | 4 |
| 2017 | 6.0 | 128 | 46,810.0 | 1,307.6 | 0.0 | 72.21 | 94,421 | 0.0 | 35 | 12,652.8 | 353.4 | 0.0 | 1.93 | 684 | 0.0 | 0.00 | 4 | 4 |
| 2018 | 6.0 | 118 | 43,009.4 | 1,201.4 | 0.0 | 72.21 | 86,754 | 0.0 | 32 | 11,625.4 | 324.7 | 0.0 | 1.93 | 628 | 0.0 | 0.00 | 3 | 3 |
| 2019 | 6.0 | 108 | 39,517.3 | 1,103.9 | 0.0 | 72.21 | 79,710 | 0.0 | 29 | 10,681.5 | 298.4 | 0.0 | 1.93 | 577 | 0.0 | 0.00 | 3 | 3 |
| 2020 | 6.0 | 99 | 36,404.0 | 1,016.9 | 0.0 | 72.21 | 73,431 | 0.0 | 27 | 9,840.0 | 274.9 | 0.0 | 1.93 | 532 | 0.0 | 0.00 | 3 | 3 |
| 2021 | 6.0 | 91 | 33,352.9 | 931.7 | 0.0 | 72.21 | 67,276 | 0.0 | 25 | 9,015.3 | 251.8 | 0.0 | 1.93 | 487 | 0.0 | 0.00 | 3 | 3 |
| 2022 | 6.0 | 84 | 30,644.9 | 856.0 | 0.0 | 72.21 | 61,814 | 0.0 | 23 | 8,283.3 | 231.4 | 0.0 | 1.93 | 448 | 0.0 | 0.00 | 2 | 2 |
| Sub | | | 429,077.8 | 11,985.9 | 0.0 | 72.21 | 865,494 | | | 115,979.7 | 3,239.8 | 0.0 | 1.93 | 6,267 | 0.0 | 0.00 | | |
| Rem | | | 277,471.9 | 7,750.9 | 0.0 | 75.29 | 583,576 | | | 75,000.7 | 2,095.1 | 0.0 | 2.03 | 4,254 | 0.0 | 0.00 | | |
| Total | | | 706,549.7 | 19,736.8 | 0.0 | 73.42 | 1,449,070 | | | 190,980.4 | 5,334.8 | 0.0 | 1.97 | 10,521 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 65,874 | 3,293.5 | 0.0 | 0.0 | 0.0 | 5 | 62,581 | 0.0 | 0.0 | 7,039.4 | 2,943.5 | 0.0 | 9,982.9 | 0.0 | 52,598 | 346,940.3 | -294,342 | -294,342 | -288,524 |
| 2014 | 122,639 | 16,454.6 | 0.0 | 0.0 | 0.0 | 13 | 106,185 | 0.0 | 0.0 | 14,078.7 | 5,480.0 | 0.0 | 19,558.8 | 0.0 | 86,626 | 0.0 | 86,626 | -207,717 | 75,398 |
| 2015 | 112,682 | 23,816.2 | 0.0 | 0.0 | 0.0 | 21 | 88,866 | 0.0 | 0.0 | 14,078.7 | 5,035.1 | 0.0 | 19,113.8 | 0.0 | 69,752 | 0.0 | 69,752 | -137,965 | 55,034 |
| 2016 | 103,804 | 20,901.0 | 0.0 | 0.0 | 0.0 | 20 | 82,903 | 0.0 | 0.0 | 14,078.7 | 4,638.4 | 0.0 | 18,717.2 | 0.0 | 64,186 | 0.0 | 64,186 | -73,779 | 45,985 |
| 2017 | 95,104 | 17,819.6 | 0.0 | 0.0 | 0.0 | 19 | 77,285 | 0.0 | 0.0 | 14,078.7 | 4,249.7 | 0.0 | 18,328.4 | 0.0 | 58,956 | 0.0 | 58,956 | -14,822 | 38,401 |
| 2018 | 87,383 | 14,480.7 | 0.0 | 0.0 | 0.0 | 17 | 72,902 | 0.0 | 0.0 | 14,078.7 | 3,904.6 | 0.0 | 17,983.4 | 0.0 | 54,918 | 0.0 | 54,918 | 40,096 | 32,521 |
| 2019 | 80,288 | 11,707.6 | 0.0 | 0.0 | 0.0 | 15 | 68,580 | 0.0 | 0.0 | 14,078.7 | 3,587.6 | 0.0 | 17,666.3 | 0.0 | 50,914 | 0.0 | 50,914 | 91,010 | 27,410 |
| 2020 | 73,962 | 9,431.5 | 0.0 | 0.0 | 0.0 | 13 | 64,531 | 0.0 | 0.0 | 14,078.7 | 3,305.0 | 0.0 | 17,383.7 | 0.0 | 47,147 | 0.0 | 47,147 | 138,157 | 23,071 |
| 2021 | 67,763 | 7,501.5 | 0.0 | 0.0 | 0.0 | 11 | 60,262 | 0.0 | 0.0 | 14,078.7 | 3,028.0 | 0.0 | 17,106.7 | 0.0 | 43,155 | 0.0 | 43,155 | 181,312 | 19,199 |
| 2022 | 62,261 | 5,931.9 | 0.0 | 0.0 | 0.0 | 10 | 56,330 | 0.0 | 0.0 | 14,078.7 | 2,782.1 | 0.0 | 16,860.8 | 0.0 | 39,469 | 0.0 | 39,469 | 220,781 | 15,963 |
| Sub | 871,761 | 131,338.1 | 0.0 | 0.0 | 0.0 | 15 | 740,423 | 0.0 | 0.0 | 133,748.0 | 38,954.0 | 0.0 | 172,702.0 | 0.0 | 567,721 | 346,940.3 | 220,781 | 220,781 | 44,457 |
| Rem | 587,830 | 16,876.3 | 0.0 | 0.0 | 0.0 | 3 | 570,953 | 0.0 | 0.0 | 267,496.0 | 25,190.4 | 0.0 | 292,686.4 | 81,131.5 | 197,135 | 0.0 | 197,135 | 417,917 | 62,327 |
| Total | 1,459,591 | 148,214.4 | 0.0 | 0.0 | 0.0 | 10 | 1,311,377 | 0.0 | 0.0 | 401,244.0 | 64,144.5 | 0.0 | 465,388.4 | 81,131.5 | 764,857 | 346,940.3 | 417,917 | 417,917 | 106,785 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 7.2 |
| RLI (Principal Product) | 11.22 |
| Reserves Life | 28.50 |
| RLI (BOE) | 11.2 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 706,550 | 19,737 | 19,737 | 17,690 |
| Gas (Mcf) | 190,980 | 5,335 | 5,335 | 5,138 |
| Gas (bbl) | 31,830 | 889 | 889 | 856 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 738,380 | 20,626 | 20,626 | 18,547 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 764,857 | 346,940.3 | 417,917 | 20.26 |
| 5 | 572,135 | 342,071.8 | 230,063 | 11.15 |
| 8 | 489,091 | 339,307.1 | 149,783 | 7.26 |
| 10 | 444,309 | 337,524.2 | 106,785 | 5.18 |
| 15 | 359,386 | 333,263.0 | 26,123 | 1.27 |
| 20 | 300,742 | 329,258.8 | (28,516) | (1.38) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 68,907.68 | 68,907.68 |
| Cost Of Reserves | $/BOE | 16.82 | 16.82 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 5.27 | 5.27 |
| Discounted Payout | (Yrs) | 7.60 | 7.60 |
| DCF Rate of Return | (%) | 17.2 | 17.2 |
| NPV/Undisc Invest | | 0.3 | 0.3 |
| NPV/Disc Invest | | 0.3 | 0.3 |
| NPV/DIS Cap Exposure | | 1.8 | 1.8 |
| NPV/BOEPD | (M$/boepd) | 21.2 | 21.2 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 5.20 | 5.20 | 5.20 | 5.20 |
| Prod (12 Mo Ave) | (BOEPD) | 5.03 | 5.03 | 5.03 | 5.03 |
| Price | ($/BOE) | 69.60 | 69.60 | 69.60 | 69.60 |
| Royalties | ($/BOE) | 3.49 | 3.49 | 3.49 | 3.49 |
| Operating Costs | ($/BOE) | 10.77 | 10.77 | 10.77 | 10.77 |
| NetBack | ($/BOE) | 55.34 | 55.34 | 55.34 | 55.34 |
| Recycle Ratio | (ratio) | 3.29 | 3.29 | 3.29 | 3.29 |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | PURSUIT ENERGY INC. |
| Location: | 00/13-12-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | OIL ABANDONED ZONE | Current Status Date: | 2006-05-20 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1986-01-04 | Top Depth: | 2,171.9 ft KB |
| Kelly Bushing: | 2,183.1 ft SS | Total Depth: | 2,255.6 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,174.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 9.6 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 9.6 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1986-01-14 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.270833% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **PURSUIT ENERGY INC.** | | **Wildmere** |
| **Province:** | **Alberta** | | **00/13-12-047-05W4/0** |
| **Field:** | **WILDMERE** | | **NRA** |
| **Pool:** | **CMG POOL 003 - SPARKY E,LLOYDMINSTER A** | | |
| **Unit:** | | | |
| **Status:** | **OIL ABANDONED ZONE** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1988
1990
1992
1994
1996
1998
2000
2002
2004
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff. End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 9,583 | Gas Cum | (Mcf) | 0 | Water Cum | (bbl) | 48,281 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 9,583 | Gas Ult Rec | (Mcf) | 0 | Water Ult Rec | (bbl) | 48,281 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod (bbl) | 9,583 | Decline Exp |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 9,583 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/01-14-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | SUSPENDED OIL | Current Status Date: | 1996-11-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-12-20 | Top Depth: | 2,160.8 ft KB |
| Kelly Bushing: | 2,190.9 ft SS | Total Depth: | 2,267.1 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,169.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 1.6 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 1.6 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0168 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1994-04-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | ENERPLUS CORPORATION | | Wildmere |
| Province: | Alberta | | 00/01-14-047-05W4/0 |
| Field: | WILDMERE | | NRA |
| Pool: | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | | |
| Unit: | | | |
| Status: | SUSPENDED OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1995
1996
1997
1998
1999
2000
2001
2002
2003
Time (Years)



Calendar Daily Oil Production (bbl/day)
Eff
End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 1,570 | Gas Cum | (Mcf) | 0 | Water Cum | (bbl) | 2,316 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 1,570 | Gas Ult Rec | (Mcf) | 0 | Water Ult Rec | (bbl) | 2,316 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (bbl) | 1,570 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable (bbl) | 1,570 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/02-14-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | SUSPENDED OIL | Current Status Date: | 2007-08-20 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-11-14 | Top Depth: | 2,183.4 ft KB |
| Kelly Bushing: | 2,208.7 ft SS | Total Depth: | 2,263.8 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,186.7 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 54.1 Mbbl | Ultimate Recoverable: | 207.6 MMcf |
| Production Area: | acre | Cumulative Production: | 54.1 Mbbl | Cumulative Production: | 207.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1985-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

**Operator:** ENERPLUS CORPORATION
**Province:** Alberta
**Field:** WILDMERE
**Pool:** CMG POOL 003 - SPARKY E,LLOYDMINSTER A
**Unit:**
**Status:** SUSPENDED OIL

**Wildmere**
**00/02-14-047-05W4/0**
**NRA**



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 54,077 | Gas Cum | (Mcf) | 207,574 | Water Cum | (bbl) | 221,640 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 54,077 | Gas Ult Rec | (Mcf) | 207,574 | Water Ult Rec | (bbl) | 221,640 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod | (bbl) | 54,077 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable (bbl) | 54,077 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/03-14-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | SUSPENDED OIL | Current Status Date: | 2008-03-05 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1986-11-24 | Top Depth: | 2,165.4 ft KB |
| Kelly Bushing: | 2,174.5 ft SS | Total Depth: | 2,263.8 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,168.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 36.2 Mbbl | Ultimate Recoverable: | 213.1 MMcf |
| Production Area: | acre | Cumulative Production: | 36.2 Mbbl | Cumulative Production: | 213.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1986-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

# Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **ENERPLUS CORPORATION** | | **Wildmere** |
| **Province:** | **Alberta** | | **00/03-14-047-05W4/0** |
| **Field:** | **WILDMERE** | | **NRA** |
| **Pool:** | **CMG POOL 003 - SPARKY E,LLOYDMINSTER A** | | |
| **Unit:** | | | |
| **Status:** | **SUSPENDED OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
1988
1990
1992
1994
1996
1998
2000
2002
2004
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000
45,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 36,226 | Gas Cum | (Mcf) | 213,111 | Water Cum | (bbl) | 192,081 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 36,226 | Gas Ult Rec | (Mcf) | 213,111 | Water Ult Rec | (bbl) | 192,081 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (bbl) | 36,226 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable (bbl) | 36,226 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/06-14-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | SUSPENDED OIL | Current Status Date: | 2004-10-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1985-10-01 | Top Depth: | 2,153.9 ft KB |
| Kelly Bushing: | 2,178.8 ft SS | Total Depth: | 2,247.4 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,162.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 45.0 Mbbl | Ultimate Recoverable: | 189.0 MMcf |
| Production Area: | acre | Cumulative Production: | 45.0 Mbbl | Cumulative Production: | 189.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1985-10-05 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | ENERPLUS CORPORATION | | Wildmere |
| Province: | Alberta | | 00/06-14-047-05W4/0 |
| Field: | WILDMERE | | NRA |
| Pool: | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | | |
| Unit: | | | |
| Status: | SUSPENDED OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 44,952 | Gas Cum | (Mcf) | 189,015 | Water Cum | (bbl) | 139,743 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 44,952 | Gas Ult Rec | (Mcf) | 189,015 | Water Ult Rec | (bbl) | 139,743 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Undefined | Est Cum Prod (bbl) | 44,952 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable | (bbl) | 44,952 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/07-14-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | SUSPENDED OIL | Current Status Date: | 2005-12-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1988-08-07 | Top Depth: | 2,145.7 ft KB |
| Kelly Bushing: | 2,168.6 ft SS | Total Depth: | 2,263.8 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,152.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 27.8 Mbbl | Ultimate Recoverable: | 514.4 MMcf |
| Production Area: | acre | Cumulative Production: | 27.8 Mbbl | Cumulative Production: | 514.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1988-08-23 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | |
|---|---|
| Operator: | ENERPLUS CORPORATION |
| Province: | Alberta |
| Field: | WILDMERE |
| Pool: | CMG POOL 003 - SPARKY E,LLOYDMINSTER A |
| Unit: | |
| Status: | SUSPENDED OIL |

Wildmere
00/07-14-047-05W4/0
NRA



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 27,823 | Gas Cum | (Mcf) | 514,418 | Water Cum | (bbl) | 98,867 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 27,823 | Gas Ult Rec | (Mcf) | 514,418 | Water Ult Rec | (bbl) | 98,867 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod (bbl) | 27,823 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) | |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 27,823 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/10-14-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | SUSPENDED OIL | Current Status Date: | 2007-08-20 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1975-07-04 | Top Depth: | 2,122.0 ft KB |
| Kelly Bushing: | 2,142.1 ft SS | Total Depth: | 2,180.1 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,129.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 18.7 Mbbl | Ultimate Recoverable: | 265.2 MMcf |
| Production Area: | acre | Cumulative Production: | 18.7 Mbbl | Cumulative Production: | 265.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0079 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1975-07-31 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **ENERPLUS CORPORATION** | | **Wildmere** |
| **Province:** | **Alberta** | | **00/10-14-047-05W4/0** |
| **Field:** | **WILDMERE** | | **NRA** |
| **Pool:** | **CMG POOL 003 - SPARKY E,LLOYDMINSTER A** | | |
| **Unit:** | | | |
| **Status:** | **SUSPENDED OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 18,685 | Gas Cum | (Mcf) | 265,174 | Water Cum | (bbl) | 66,838 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 18,685 | Gas Ult Rec | (Mcf) | 265,174 | Water Ult Rec | (bbl) | 66,838 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod | (bbl) | 18,685 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable (bbl) | 18,685 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/10-14-047-05W4/3 | Formation: | COLONY |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2007-05-31 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1975-07-04 | Top Depth: | 1,844.2 ft KB |
| Kelly Bushing: | 2,141.1 ft SS | Total Depth: | 2,180.1 ft KB |
| Pool Name: | COLONY UNDEFINED | Midpoint Perf Depth: | 1,846.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 2.7 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 2.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0031 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2007-05-31 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **ENERPLUS CORPORATION** | | **Wildmere** |
| **Province:** | **Alberta** | | **00/10-14-047-05W4/3** |
| **Field:** | **WILDMERE** | | **NRA** |
| **Pool:** | **COLONY UNDEFINED** | | |
| **Unit:** | | | |
| **Status:** | **FLOWING GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Acq
Eff
2009
2010
2011
2012
2013
2014
2015
2016
2017
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff End Of Hist
0
2,500
5,000
7,500
10,000
12,500
15,000
17,500
20,000
22,500
25,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 2,680 | Water Cum | (bbl) | 0 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 2,680 | Water Ult Rec | (bbl) | 0 | FCond Ult Rec | (bbl) | 0 |

| | | | | |
|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (Mcf) 2,680 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss 0.0 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 2,680 | Gas Total Sales (Mcf) 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/13-14-047-05W4/0 | Formation: | SPARKY |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | SUSPENDED OIL | Current Status Date: | 2007-08-20 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1983-11-19 | Top Depth: | 1,976.7 ft KB |
| Kelly Bushing: | 2,120.1 ft SS | Total Depth: | 2,201.4 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,049.9 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 49.7 Mbbl | Ultimate Recoverable: | 136.9 MMcf |
| Production Area: | acre | Cumulative Production: | 49.7 Mbbl | Cumulative Production: | 136.9 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1983-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

**Operator:** ENERPLUS CORPORATION
**Province:** Alberta
**Field:** WILDMERE
**Pool:** CMG POOL 003 - SPARKY E,LLOYDMINSTER A
**Unit:**
**Status:** SUSPENDED OIL

**Wildmere**
**00/13-14-047-05W4/0**
**NRA**



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 49,746 | Gas Cum | (Mcf) | 136,906 | Water Cum | (bbl) | 301,736 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 49,746 | Gas Ult Rec | (Mcf) | 136,906 | Water Ult Rec | (bbl) | 301,736 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Undefined | Est Cum Prod (bbl) | 49,746 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable | (bbl) | 49,746 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/14-14-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Service | Class: | Undefined |
| Current Status: | WATER INJECTOR | Current Status Date: | 2009-07-15 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1975-03-05 | Top Depth: | 2,106.0 ft KB |
| Kelly Bushing: | 2,121.1 ft SS | Total Depth: | 2,171.9 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,113.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | 0 ft | Original Volume In Place: | 0.0 Mbbl | Original Volume In Place: | 0.0 MMcf |
| Gas/Oil Contact: | 0 ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | 0 ft | Ultimate Recoverable: | 55.9 Mbbl | Ultimate Recoverable: | 315.9 MMcf |
| Production Area: | 0 acre | Cumulative Production: | 55.9 Mbbl | Cumulative Production: | 315.9 MMcf |
| Net Pay: | 0.00 ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | 0.00 Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.000 Fraction | | | Oil Saturation: * | 0.00 Fraction |
| Water Saturation: | 0.000 Fraction | | | Z Factor: * | 1.0000 Fraction |
| Initial Pressure: | 0.0 psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | 0 F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1975-03-19 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | 0 API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | ENERPLUS CORPORATION | | Wildmere |
| Province: | Alberta | | 00/14-14-047-05W4/0 |
| Field: | WILDMERE | | NRA |
| Pool: | CMG POOL 003 - SPARKY E,LLOYDMINSTER A | | |
| Unit: | | | |
| Status: | WATER INJECTOR | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
1985
1990
1995
2000
2005
Time (Years)



Calendar Daily Oil Production (bbl/day)
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 55,946 | Gas Cum | (Mcf) | 315,915 | Water Cum | (bbl) | 209,677 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 55,946 | Gas Ult Rec | (Mcf) | 315,915 | Water Ult Rec | (bbl) | 209,677 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (bbl) | 55,946 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) |
| Initial Rate (qi) (bbl/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (bbl/day) | Ult Recoverable (bbl) | 55,946 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Wildmere | Operator: | ENERPLUS CORPORATION |
| Location: | 00/15-14-047-05W4/0 | Formation: | LLOYDMINSTER SS |
| Category | NRA | Calculation Type: | |
| Type: | Oil | Class: | Ultra Heavy |
| Current Status: | OBSERVATION | Current Status Date: | 2011-04-12 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1975-06-24 | Top Depth: | 2,094.2 ft KB |
| Kelly Bushing: | 2,116.1 ft SS | Total Depth: | 2,149.9 ft KB |
| Pool Name: | CMG POOL 003 - SPARKY E, | Midpoint Perf Depth: | 2,100.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 100.6 Mbbl | Ultimate Recoverable: | 128.9 MMcf |
| Production Area: | acre | Cumulative Production: | 100.6 Mbbl | Cumulative Production: | 128.9 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1975-07-25 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 0.2708% GORI | Crown | |

Participant Remarks: 5.41665% of a 5% GORR

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **ENERPLUS CORPORATION** | | **Wildmere** |
| **Province:** | **Alberta** | | **00/15-14-047-05W4/0** |
| **Field:** | **WILDMERE** | | **NRA** |
| **Pool:** | **CMG POOL 003 - SPARKY E,LLOYDMINSTER A** | | |
| **Unit:** | | | |
| **Status:** | **OBSERVATION** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
End Of Hist
Time (Years)
1980
1985
1990
1995
2000



Calendar Daily Oil Production (bbl/day)
End Of Hist
Cumulative Oil Production (bbl)
0
25,000
50,000
75,000
100,000
125,000
150,00

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 100,603 | Gas Cum | (Mcf) | 128,860 | Water Cum | (bbl) | 1,030,644 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 100,603 | Gas Ult Rec | (Mcf) | 128,860 | Water Ult Rec | (bbl) | 1,030,644 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod (bbl) | 100,603 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 0 | Initial Decline (De) | |
| Initial Rate (qi) (bbl/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | |
| Final Rate (qf) (bbl/day) | | Ult Recoverable (bbl) | 100,603 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 14:08 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.


R15W6
R14
R13
T85
T84
T83
R15W6
R14
R13

WELL LEGEND

- Oil
- Gas
- Suspended Oil
- Suspended Gas
- Suspended
- Injection
- Location
- Other
- Abandoned Gas
- Abandoned Oil
- Abandoned

PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

**Boundary Lake**

British Columbia

Quick Select
(403) 640-9080

Date: 2013/2/1
Author: kim

# Legend Energy Canada Ltd.
## DETAILED ECONOMIC SUMMARY
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012 — Boundary Lake

| | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| **Light and Medium Oil** — **Mbbl** | | | | | | |
| Ultimate Remaining | 156.6 | | | 156.6 | 90.0 | 246.6 |
| WI Before Royalty | 12.4 | | | 12.4 | 5.5 | 17.9 |
| WI After Royalty | 11.6 | | | 11.6 | 5.2 | 16.8 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 11.6 | | | 11.6 | 5.2 | 16.8 |
| **Total Oil** — **Mbbl** | | | | | | |
| Ultimate Remaining | 156.6 | | | 156.6 | 90.0 | 246.6 |
| WI Before Royalty | 12.4 | | | 12.4 | 5.5 | 17.9 |
| WI After Royalty | 11.6 | | | 11.6 | 5.2 | 16.8 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 11.6 | | | 11.6 | 5.2 | 16.8 |
| **Sales Gas** — **MMcf** | | | | | | |
| Ultimate Remaining | 34.4 | | | 34.4 | 17.3 | 51.8 |
| WI Before Royalty | 3.0 | | | 3.0 | 1.3 | 4.3 |
| WI After Royalty | 2.6 | | | 2.6 | 1.2 | 3.7 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 2.6 | | | 2.6 | 1.2 | 3.7 |
| **NGLs** — **Mbbl** | | | | | | |
| Ultimate Remaining | 4.5 | | | 4.5 | 2.4 | 6.9 |
| WI Before Royalty | 0.4 | | | 0.4 | 0.2 | 0.6 |
| WI After Royalty | 0.3 | | | 0.3 | 0.1 | 0.4 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 0.3 | | | 0.3 | 0.1 | 0.4 |
| **MBOE** — **MBoe** | | | | | | |
| Ultimate Remaining | 166.8 | | | 166.8 | 95.3 | 262.1 |
| WI Before Royalty | 13.2 | | | 13.2 | 5.9 | 19.2 |
| WI After Royalty | 12.4 | | | 12.4 | 5.5 | 17.8 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 12.4 | | | 12.4 | 5.5 | 17.8 |
| **NPV - BTAX** — **M$** | | | | | | |
| Undiscounted | 646.3 | | | 646.3 | 317.1 | 963.4 |
| Discounted at 5% | 482.1 | | | 482.1 | 164.3 | 646.4 |
| Discounted at 10% | 384.9 | | | 384.9 | 98.0 | 482.9 |
| Discounted at 15% | 321.5 | | | 321.5 | 64.7 | 386.3 |
| Discounted at 20% | 277.1 | | | 277.1 | 46.1 | 323.2 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

# Legend Energy Canada Ltd.
# DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Boundary Lake

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Boundary Lake | | | | | | | | | | | | | | | | | | |
| 00/14-07-084-13W6/0 | BOUNDARY LAKE | 1.22 | PDP | 0.3 | 0.0 | 0.3 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 13.6 | 12.0 | 10.8 |
| 00/16-05-084-14W6/0 | BOUNDARY LAKE | 10.87 | PDP | 5.7 | 0.0 | 5.4 | 1.5 | 0.0 | 1.3 | 0.2 | 0.0 | 0.1 | 6.1 | 0.0 | 5.8 | 213.8 | 159.1 | 126.8 |
| 00/06-07-084-14W6/0 | BOUNDARY LAKE | 13.29 | PDP | 1.7 | 0.0 | 1.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.6 | 52.9 | 45.0 | 39.0 |
| 00/08-08-084-14W6/0 | BOUNDARY LAKE | 6.64 | PDP | 3.2 | 0.0 | 3.0 | 0.8 | 0.0 | 0.7 | 0.1 | 0.0 | 0.1 | 3.4 | 0.0 | 3.2 | 148.1 | 123.8 | 106.5 |
| 00/06-09-084-14W6/0 | BOUNDARY LAKE | 8.01 | PDP | 1.4 | 0.0 | 1.4 | 0.7 | 0.0 | 0.6 | 0.1 | 0.0 | 0.1 | 1.7 | 0.0 | 1.6 | 53.8 | 45.0 | 38.5 |
| Boundary Lake | | | | 12.4 | 0.0 | 11.6 | 3.0 | 0.0 | 2.6 | 0.4 | 0.0 | 0.3 | 13.2 | 0.0 | 12.4 | 482.1 | 384.9 | 321.5 |
| Total | | | | 12.4 | 0.0 | 11.6 | 3.0 | 0.0 | 2.6 | 0.4 | 0.0 | 0.3 | 13.2 | 0.0 | 12.4 | 482.1 | 384.9 | 321.5 |

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Selection :** Boundary Lake
Effective December 31, 2012

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 5.0 | 55 | 19,999.3 | 1,345.2 | 0.0 | 76.12 | 102,390 | 0.0 | 11 | 3,838.2 | 312.7 | 0.0 | 2.60 | 814 | 0.0 | 0.00 | 4 | 4 |
| 2014 | 5.0 | 48 | 17,569.6 | 1,215.7 | 0.0 | 76.12 | 92,538 | 0.0 | 9 | 3,453.7 | 283.4 | 0.0 | 2.61 | 739 | 0.0 | 0.00 | 4 | 4 |
| 2015 | 5.0 | 42 | 15,478.0 | 1,100.7 | 0.0 | 76.12 | 83,780 | 0.0 | 9 | 3,111.8 | 257.1 | 0.0 | 2.61 | 671 | 0.0 | 0.00 | 3 | 3 |
| 2016 | 5.0 | 37 | 13,708.2 | 1,000.8 | 0.0 | 76.12 | 76,177 | 0.0 | 8 | 2,814.7 | 234.2 | 0.0 | 2.61 | 612 | 0.0 | 0.00 | 3 | 3 |
| 2017 | 5.0 | 33 | 12,107.5 | 906.5 | 0.0 | 76.12 | 68,999 | 0.0 | 7 | 2,535.3 | 212.4 | 0.0 | 2.62 | 556 | 0.0 | 0.00 | 3 | 3 |
| 2018 | 5.0 | 29 | 10,753.8 | 824.7 | 0.0 | 76.12 | 62,776 | 0.0 | 6 | 2,293.2 | 193.5 | 0.0 | 2.62 | 507 | 0.0 | 0.00 | 2 | 2 |
| 2019 | 5.0 | 26 | 9,576.8 | 751.5 | 0.0 | 76.12 | 57,202 | 0.0 | 6 | 2,076.8 | 176.4 | 0.0 | 2.63 | 463 | 0.0 | 0.00 | 2 | 2 |
| 2020 | 5.0 | 23 | 8,572.8 | 687.6 | 0.0 | 76.12 | 52,336 | 0.0 | 5 | 1,888.1 | 161.4 | 0.0 | 2.63 | 424 | 0.0 | 0.00 | 2 | 2 |
| 2021 | 5.0 | 21 | 7,651.5 | 626.5 | 0.0 | 76.12 | 47,690 | 0.0 | 5 | 1,709.3 | 147.1 | 0.0 | 2.63 | 387 | 0.0 | 0.00 | 2 | 2 |
| 2022 | 5.0 | 19 | 6,865.9 | 573.3 | 0.0 | 76.12 | 43,640 | 0.0 | 4 | 1,553.7 | 134.6 | 0.0 | 2.64 | 355 | 0.0 | 0.00 | 2 | 2 |
| Sub | | | 122,283.4 | 9,032.6 | 0.0 | 76.12 | 687,528 | | | 25,274.7 | 2,112.9 | 0.0 | 2.62 | 5,530 | 0.0 | 0.00 | | |
| Rem | | | 34,316.4 | 3,344.7 | 0.0 | 78.35 | 262,067 | | | 9,155.8 | 878.7 | 0.0 | 2.79 | 2,455 | 0.0 | 0.00 | | |
| Total | | | 156,599.8 | 12,377.3 | 0.0 | 76.72 | 949,594 | | | 34,430.4 | 2,991.6 | 0.0 | 2.67 | 7,985 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 4.8 | 0.0 | 106.08 | 506.5 | 0.0 | 0.0 | 0.00 | 0.0 | 26.5 | 0.0 | 24.83 | 658.3 | 9.8 | 0.0 | 78.50 | 769.5 | 41.1 | 0.0 | 32.1 |
| 2014 | 4.4 | 0.0 | 106.08 | 462.6 | 0.0 | 0.0 | 0.00 | 0.0 | 23.8 | 0.0 | 24.83 | 590.8 | 8.9 | 0.0 | 78.50 | 699.2 | 37.1 | 0.0 | 29.0 |
| 2015 | 4.0 | 0.0 | 106.08 | 423.0 | 0.0 | 0.0 | 0.00 | 0.0 | 21.4 | 0.0 | 24.83 | 530.9 | 8.1 | 0.0 | 78.50 | 636.1 | 33.5 | 0.0 | 26.2 |
| 2016 | 3.7 | 0.0 | 106.08 | 388.2 | 0.0 | 0.0 | 0.00 | 0.0 | 19.3 | 0.0 | 24.83 | 478.8 | 7.4 | 0.0 | 78.50 | 581.0 | 30.3 | 0.0 | 23.7 |
| 2017 | 3.3 | 0.0 | 106.08 | 354.8 | 0.0 | 0.0 | 0.00 | 0.0 | 17.3 | 0.0 | 24.83 | 430.0 | 6.7 | 0.0 | 78.50 | 528.4 | 27.4 | 0.0 | 21.4 |
| 2018 | 3.1 | 0.0 | 106.08 | 325.5 | 0.0 | 0.0 | 0.00 | 0.0 | 15.6 | 0.0 | 24.83 | 387.7 | 6.1 | 0.0 | 78.50 | 482.5 | 24.8 | 0.0 | 19.4 |
| 2019 | 2.8 | 0.0 | 106.08 | 299.0 | 0.0 | 0.0 | 0.00 | 0.0 | 14.1 | 0.0 | 24.83 | 350.1 | 5.6 | 0.0 | 78.50 | 441.1 | 22.5 | 0.0 | 17.6 |
| 2020 | 2.6 | 0.0 | 106.08 | 275.6 | 0.0 | 0.0 | 0.00 | 0.0 | 12.8 | 0.0 | 24.83 | 317.2 | 5.2 | 0.0 | 78.50 | 404.7 | 20.5 | 0.0 | 16.0 |
| 2021 | 2.4 | 0.0 | 106.08 | 253.0 | 0.0 | 0.0 | 0.00 | 0.0 | 11.5 | 0.0 | 24.83 | 286.2 | 4.7 | 0.0 | 78.50 | 369.8 | 18.6 | 0.0 | 14.6 |
| 2022 | 2.2 | 0.0 | 106.08 | 233.0 | 0.0 | 0.0 | 0.00 | 0.0 | 10.4 | 0.0 | 24.83 | 259.3 | 4.3 | 0.0 | 78.50 | 339.1 | 17.0 | 0.0 | 13.3 |
| Sub | 33.2 | 0.0 | 106.08 | 3,521.3 | 0.0 | 0.0 | 0.00 | 0.0 | 172.7 | 0.0 | 24.83 | 4,289.3 | 66.9 | 0.0 | 78.50 | 5,251.4 | 272.8 | 0.0 | 213.2 |
| Rem | 16.5 | 0.0 | 109.60 | 1,808.0 | 0.0 | 0.0 | 0.00 | 0.0 | 53.5 | 0.0 | 25.36 | 1,357.5 | 29.8 | 0.0 | 80.92 | 2,407.6 | 99.8 | 0.0 | 78.0 |
| Total | 49.7 | 0.0 | 107.25 | 5,329.2 | 0.0 | 0.0 | 0.00 | 0.0 | 226.3 | 0.0 | 24.96 | 5,646.9 | 96.6 | 0.0 | 79.25 | 7,659.0 | 372.6 | 0.0 | 291.2 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 105,139 | 6,277.1 | 0.0 | 3,043.3 | 0.0 | 9 | 95,818 | 0.0 | 0.0 |
| 2014 | 95,029 | 5,032.1 | 0.0 | 2,761.4 | 0.0 | 8 | 87,236 | 0.0 | 0.0 |
| 2015 | 86,041 | 4,066.7 | 0.0 | 2,510.2 | 0.0 | 8 | 79,464 | 0.0 | 0.0 |
| 2016 | 78,237 | 3,317.9 | 0.0 | 2,291.9 | 0.0 | 7 | 72,627 | 0.0 | 0.0 |
| 2017 | 70,868 | 2,716.2 | 0.0 | 2,084.7 | 0.0 | 7 | 66,067 | 0.0 | 0.0 |
| 2018 | 64,479 | 2,247.5 | 0.0 | 1,904.6 | 0.0 | 6 | 60,327 | 0.0 | 0.0 |
| 2019 | 58,755 | 1,873.3 | 0.0 | 1,742.7 | 0.0 | 6 | 55,139 | 0.0 | 0.0 |
| 2020 | 53,758 | 1,576.3 | 0.0 | 1,601.0 | 0.0 | 6 | 50,581 | 0.0 | 0.0 |
| 2021 | 48,986 | 1,327.8 | 0.0 | 1,464.7 | 0.0 | 6 | 46,194 | 0.0 | 0.0 |
| 2022 | 44,826 | 1,128.8 | 0.0 | 1,346.6 | 0.0 | 6 | 42,352 | 0.0 | 0.0 |
| Sub | 706,119 | 29,563.7 | 0.0 | 20,750.1 | 0.0 | 7 | 655,806 | 0.0 | 0.0 |
| Rem | 270,095 | 5,746.1 | 0.0 | 6,006.3 | 0.0 | 4 | 258,343 | 0.0 | 0.0 |
| Total | 976,215 | 35,309.8 | 0.0 | 26,756.3 | 0.0 | 6 | 914,149 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 11,048.5 | 7,000.1 | 0.0 | 18,048.6 | 0.0 | 77,770 | 0.0 | 77,770 | 77,770 | 74,247 |
| 2014 | 11,048.5 | 6,338.3 | 0.0 | 17,386.8 | 0.0 | 69,849 | 0.0 | 69,849 | 147,619 | 60,627 |
| 2015 | 11,048.5 | 5,748.4 | 0.0 | 16,796.9 | 0.0 | 62,667 | 0.0 | 62,667 | 210,286 | 49,452 |
| 2016 | 11,048.5 | 5,235.1 | 0.0 | 16,283.6 | 0.0 | 56,344 | 0.0 | 56,344 | 266,630 | 40,366 |
| 2017 | 11,048.5 | 4,748.7 | 0.0 | 15,797.2 | 0.0 | 50,270 | 0.0 | 50,270 | 316,900 | 32,743 |
| 2018 | 11,048.5 | 4,326.2 | 0.0 | 15,374.7 | 0.0 | 44,953 | 0.0 | 44,953 | 361,852 | 26,619 |
| 2019 | 11,048.5 | 3,946.7 | 0.0 | 14,995.2 | 0.0 | 40,144 | 0.0 | 40,144 | 401,997 | 21,612 |
| 2020 | 11,048.5 | 3,614.7 | 0.0 | 14,663.2 | 0.0 | 35,918 | 0.0 | 35,918 | 437,914 | 17,576 |
| 2021 | 11,048.5 | 3,296.8 | 0.0 | 14,345.3 | 0.0 | 31,848 | 0.0 | 31,848 | 469,763 | 14,168 |
| 2022 | 11,048.5 | 3,019.2 | 0.0 | 14,067.7 | 0.0 | 28,284 | 0.0 | 28,284 | 498,046 | 11,440 |
| Sub | 110,485.0 | 47,274.1 | 0.0 | 157,759.1 | 0.0 | 498,046 | 0.0 | 498,046 | 498,046 | 348,852 |
| Rem | 76,356.0 | 16,891.1 | 0.0 | 93,247.0 | 16,812.9 | 148,283 | 0.0 | 148,283 | 646,329 | 36,074 |
| Total | 186,841.0 | 64,165.2 | 0.0 | 251,006.1 | 16,812.9 | 646,329 | 0.0 | 646,329 | 646,329 | 384,926 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 5.8 |
| RLI (Principal Product) | 9.21 |
| Reserves Life | 28.00 |
| RLI (BOE) | 9.2 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 156,600 | 12,377 | 12,377 | 11,632 |
| Gas (Mcf) | 34,430 | 2,992 | 2,992 | 2,597 |
| Gas (bbl) | 5,738 | 499 | 499 | 433 |
| *NGL (bbl) | 3,910 | 323 | 323 | 252 |
| Cond (bbl) | 540 | 50 | 50 | 39 |
| Total (bbl) | 166,788 | 13,248 | 13,248 | 12,356 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are Included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 646,329 | 0.0 | 646,329 | 48.79 |
| 5 | 482,142 | 0.0 | 482,142 | 36.39 |
| 8 | 418,503 | 0.0 | 418,503 | 31.59 |
| 10 | 384,926 | 0.0 | 384,926 | 29.05 |
| 15 | 321,520 | 0.0 | 321,520 | 24.27 |
| 20 | 277,145 | 0.0 | 277,145 | 20.92 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 97.7 | | 97.7 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 4.09 | 4.09 | 4.09 | 4.09 |
| Prod (12 Mo Ave) | (BOEPD) | 3.94 | 3.94 | 3.94 | 3.94 |
| Price | ($/BOE) | 73.09 | 73.09 | 73.09 | 73.09 |
| Royalties | ($/BOE) | 6.48 | 6.48 | 6.48 | 6.48 |
| Operating Costs | ($/BOE) | 12.55 | 12.55 | 12.55 | 12.55 |
| NetBack | ($/BOE) | 54.07 | 54.07 | 54.07 | 54.07 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Boundary Lake

Effective December 31, 2012 | Proved Plus Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Boundary Lake | | | | | | | | | | | | | | | | | | |
| 00/14-07-084-13W6/0 | BOUNDARY LAKE | 1.22 | P+P | 0.6 | 0.0 | 0.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.6 | 0.0 | 0.6 | 24.2 | 19.4 | 16.2 |
| 00/16-05-084-14W6/0 | BOUNDARY LAKE | 10.87 | P+P | 6.8 | 0.0 | 6.5 | 1.8 | 0.0 | 1.5 | 0.2 | 0.0 | 0.1 | 7.3 | 0.0 | 6.9 | 241.7 | 172.7 | 134.6 |
| 00/06-07-084-14W6/0 | BOUNDARY LAKE | 13.29 | P+P | 2.4 | 0.0 | 2.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 2.4 | 0.0 | 2.2 | 69.6 | 55.8 | 46.4 |
| 00/08-08-084-14W6/0 | BOUNDARY LAKE | 6.64 | P+P | 5.9 | 0.0 | 5.4 | 1.4 | 0.0 | 1.2 | 0.2 | 0.0 | 0.2 | 6.3 | 0.0 | 5.8 | 234.9 | 176.4 | 141.7 |
| 00/06-09-084-14W6/0 | BOUNDARY LAKE | 8.01 | P+P | 2.3 | 0.0 | 2.2 | 1.1 | 0.0 | 1.0 | 0.2 | 0.0 | 0.1 | 2.6 | 0.0 | 2.5 | 76.0 | 58.5 | 47.4 |
| Boundary Lake | | | | 17.9 | 0.0 | 16.8 | 4.3 | 0.0 | 3.7 | 0.6 | 0.0 | 0.4 | 19.2 | 0.0 | 17.8 | 646.4 | 482.9 | 386.3 |
| Total | | | | 17.9 | 0.0 | 16.8 | 4.3 | 0.0 | 3.7 | 0.6 | 0.0 | 0.4 | 19.2 | 0.0 | 17.8 | 646.4 | 482.9 | 386.3 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Boundary Lake

Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 5.0 | 56 | 20,610.6 | 1,371.6 | 0.0 | 76.12 | 104,404 | 0.0 | 11 | 3,917.1 | 318.4 | 0.0 | 2.60 | 829 | 0.0 | 0.00 | 4 | 4 |
| 2014 | 5.0 | 52 | 19,122.4 | 1,286.3 | 0.0 | 76.12 | 97,910 | 0.0 | 10 | 3,669.7 | 299.0 | 0.0 | 2.60 | 778 | 0.0 | 0.00 | 4 | 4 |
| 2015 | 5.0 | 49 | 17,748.2 | 1,206.6 | 0.0 | 76.12 | 91,841 | 0.0 | 9 | 3,438.4 | 280.8 | 0.0 | 2.60 | 731 | 0.0 | 0.00 | 4 | 4 |
| 2016 | 5.0 | 45 | 16,522.6 | 1,135.1 | 0.0 | 76.12 | 86,397 | 0.0 | 9 | 3,230.8 | 264.4 | 0.0 | 2.61 | 689 | 0.0 | 0.00 | 3 | 3 |
| 2017 | 5.0 | 42 | 15,303.3 | 1,062.2 | 0.0 | 76.12 | 80,849 | 0.0 | 8 | 3,019.6 | 247.7 | 0.0 | 2.61 | 645 | 0.0 | 0.00 | 3 | 3 |
| 2018 | 5.0 | 39 | 14,219.7 | 997.0 | 0.0 | 76.12 | 75,888 | 0.0 | 8 | 2,830.7 | 232.7 | 0.0 | 2.61 | 607 | 0.0 | 0.00 | 3 | 3 |
| 2019 | 5.0 | 36 | 13,217.7 | 936.0 | 0.0 | 76.12 | 71,246 | 0.0 | 7 | 2,654.0 | 218.6 | 0.0 | 2.61 | 570 | 0.0 | 0.00 | 3 | 3 |
| 2020 | 5.0 | 34 | 12,323.3 | 881.3 | 0.0 | 76.12 | 67,081 | 0.0 | 7 | 2,495.3 | 206.0 | 0.0 | 2.61 | 538 | 0.0 | 0.00 | 3 | 3 |
| 2021 | 5.0 | 31 | 11,431.0 | 825.4 | 0.0 | 76.12 | 62,827 | 0.0 | 6 | 2,333.7 | 193.1 | 0.0 | 2.61 | 504 | 0.0 | 0.00 | 2 | 2 |
| 2022 | 5.0 | 29 | 10,637.3 | 775.4 | 0.0 | 76.12 | 59,022 | 0.0 | 6 | 2,189.0 | 181.5 | 0.0 | 2.61 | 474 | 0.0 | 0.00 | 2 | 2 |
| Sub | | | 151,136.2 | 10,476.9 | 0.0 | 76.12 | 797,464 | | | 29,778.3 | 2,442.1 | 0.0 | 2.61 | 6,365 | 0.0 | 0.00 | | |
| Rem | | | 95,461.3 | 7,414.8 | 0.0 | 79.95 | 592,784 | | | 21,977.2 | 1,878.5 | 0.0 | 2.78 | 5,218 | 0.0 | 0.00 | | |
| Total | | | 246,597.5 | 17,891.7 | 0.0 | 77.70 | 1,390,248 | | | 51,755.4 | 4,320.6 | 0.0 | 2.68 | 11,582 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 4.8 | 0.0 | 106.08 | 514.3 | 0.0 | 0.0 | 0.00 | 0.0 | 27.1 | 0.0 | 24.83 | 672.6 | 10.0 | 0.0 | 78.50 | 782.7 | 41.9 | 0.0 | 32.7 |
| 2014 | 4.6 | 0.0 | 106.08 | 483.9 | 0.0 | 0.0 | 0.00 | 0.0 | 25.4 | 0.0 | 24.83 | 629.8 | 9.4 | 0.0 | 78.50 | 735.5 | 39.3 | 0.0 | 30.7 |
| 2015 | 4.3 | 0.0 | 106.08 | 455.5 | 0.0 | 0.0 | 0.00 | 0.0 | 23.8 | 0.0 | 24.83 | 589.8 | 8.8 | 0.0 | 78.50 | 691.2 | 36.8 | 0.0 | 28.8 |
| 2016 | 4.1 | 0.0 | 106.08 | 429.9 | 0.0 | 0.0 | 0.00 | 0.0 | 22.3 | 0.0 | 24.83 | 553.9 | 8.3 | 0.0 | 78.50 | 651.4 | 34.7 | 0.0 | 27.1 |
| 2017 | 3.8 | 0.0 | 106.08 | 403.5 | 0.0 | 0.0 | 0.00 | 0.0 | 20.8 | 0.0 | 24.83 | 517.4 | 7.8 | 0.0 | 78.50 | 610.6 | 32.4 | 0.0 | 25.3 |
| 2018 | 3.6 | 0.0 | 106.08 | 379.9 | 0.0 | 0.0 | 0.00 | 0.0 | 19.5 | 0.0 | 24.83 | 484.8 | 7.3 | 0.0 | 78.50 | 574.1 | 30.4 | 0.0 | 23.8 |
| 2019 | 3.4 | 0.0 | 106.08 | 357.8 | 0.0 | 0.0 | 0.00 | 0.0 | 18.3 | 0.0 | 24.83 | 464.3 | 6.9 | 0.0 | 78.50 | 539.9 | 28.5 | 0.0 | 22.3 |
| 2020 | 3.2 | 0.0 | 106.08 | 337.8 | 0.0 | 0.0 | 0.00 | 0.0 | 17.2 | 0.0 | 24.83 | 426.9 | 6.5 | 0.0 | 78.50 | 509.1 | 26.9 | 0.0 | 21.0 |
| 2021 | 3.0 | 0.0 | 106.08 | 317.3 | 0.0 | 0.0 | 0.00 | 0.0 | 16.1 | 0.0 | 24.83 | 399.1 | 6.1 | 0.0 | 78.50 | 477.5 | 25.1 | 0.0 | 19.7 |
| 2022 | 2.8 | 0.0 | 106.08 | 298.9 | 0.0 | 0.0 | 0.00 | 0.0 | 15.1 | 0.0 | 24.83 | 374.2 | 5.7 | 0.0 | 78.50 | 449.2 | 23.6 | 0.0 | 18.5 |
| Sub | 37.5 | 0.0 | 106.08 | 3,978.9 | 0.0 | 0.0 | 0.00 | 0.0 | 205.5 | 0.0 | 24.83 | 5,102.8 | 76.7 | 0.0 | 78.50 | 6,021.3 | 319.7 | 0.0 | 249.9 |
| Rem | 30.8 | 0.0 | 112.23 | 3,451.6 | 0.0 | 0.0 | 0.00 | 0.0 | 145.1 | 0.0 | 25.90 | 3,757.7 | 60.4 | 0.0 | 82.74 | 4,994.9 | 236.2 | 0.0 | 184.6 |
| Total | 68.3 | 0.0 | 108.85 | 7,430.5 | 0.0 | 0.0 | 0.00 | 0.0 | 350.6 | 0.0 | 25.27 | 8,860.5 | 137.1 | 0.0 | 80.37 | 11,016.2 | 555.9 | 0.0 | 434.5 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 107,202 | 6,568.9 | 0.0 | 3,102.0 | 0.0 | 9 | 97,531 | 0.0 | 0.0 | 11,048.5 | 7,134.0 | 0.0 | 18,182.5 | 0.0 | 79,348 | 0.0 | 79,348 | 79,348 | 75,731 |
| 2014 | 100,538 | 5,742.7 | 0.0 | 2,914.4 | 0.0 | 9 | 91,881 | 0.0 | 0.0 | 11,048.5 | 6,696.7 | 0.0 | 17,745.2 | 0.0 | 74,135 | 0.0 | 74,135 | 153,484 | 64,328 |
| 2015 | 94,309 | 5,026.6 | 0.0 | 2,738.9 | 0.0 | 8 | 86,544 | 0.0 | 0.0 | 11,048.5 | 6,287.6 | 0.0 | 17,336.0 | 0.0 | 69,207 | 0.0 | 69,207 | 222,691 | 54,596 |
| 2016 | 88,721 | 4,415.0 | 0.0 | 2,581.5 | 0.0 | 8 | 81,724 | 0.0 | 0.0 | 11,048.5 | 5,920.3 | 0.0 | 16,968.8 | 0.0 | 64,755 | 0.0 | 64,755 | 287,447 | 46,393 |
| 2017 | 83,026 | 3,863.0 | 0.0 | 2,420.4 | 0.0 | 8 | 76,742 | 0.0 | 0.0 | 11,048.5 | 5,545.3 | 0.0 | 16,593.8 | 0.0 | 60,149 | 0.0 | 60,149 | 347,595 | 39,177 |
| 2018 | 77,933 | 3,394.2 | 0.0 | 2,276.4 | 0.0 | 7 | 72,263 | 0.0 | 0.0 | 11,048.5 | 5,209.7 | 0.0 | 16,258.2 | 0.0 | 56,004 | 0.0 | 56,004 | 403,600 | 33,164 |
| 2019 | 73,169 | 2,986.2 | 0.0 | 2,141.5 | 0.0 | 7 | 68,041 | 0.0 | 0.0 | 11,048.5 | 4,895.4 | 0.0 | 15,943.9 | 0.0 | 52,097 | 0.0 | 52,097 | 455,697 | 28,047 |
| 2020 | 68,892 | 2,637.5 | 0.0 | 2,020.4 | 0.0 | 7 | 64,234 | 0.0 | 0.0 | 11,048.5 | 4,613.3 | 0.0 | 15,661.8 | 0.0 | 48,572 | 0.0 | 48,572 | 504,269 | 23,768 |
| 2021 | 64,525 | 2,319.8 | 0.0 | 1,896.2 | 0.0 | 7 | 60,309 | 0.0 | 0.0 | 11,048.5 | 4,324.5 | 0.0 | 15,373.0 | 0.0 | 44,936 | 0.0 | 44,936 | 549,205 | 19,991 |
| 2022 | 60,618 | 2,049.0 | 0.0 | 1,785.1 | 0.0 | 6 | 56,784 | 0.0 | 0.0 | 11,048.5 | 4,066.0 | 0.0 | 15,114.5 | 0.0 | 41,669 | 0.0 | 41,669 | 590,874 | 16,853 |
| Sub | 818,931 | 39,002.9 | 0.0 | 23,876.9 | 0.0 | 8 | 756,052 | 0.0 | 0.0 | 110,485.0 | 54,692.7 | 0.0 | 165,177.7 | 0.0 | 590,874 | 0.0 | 590,874 | 590,874 | 402,049 |
| Rem | 610,206 | 14,667.1 | 0.0 | 15,154.5 | 0.0 | 5 | 580,384 | 0.0 | 0.0 | 152,693.6 | 38,334.2 | 0.0 | 191,027.7 | 16,812.9 | 372,543 | 0.0 | 372,543 | 963,417 | 80,852 |
| Total | 1,429,137 | 53,670.0 | 0.0 | 39,031.4 | 0.0 | 6 | 1,336,436 | 0.0 | 0.0 | 263,178.5 | 93,026.8 | 0.0 | 356,205.4 | 16,812.9 | 963,417 | 0.0 | 963,417 | 963,417 | 482,901 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 8.1 |
| RLI (Principal Product) | 13.07 |
| Reserves Life | 33.00 |
| RLI (BOE) | 13.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 246,597 | 17,892 | 17,892 | 16,785 |
| Gas (Mcf) | 51,755 | 4,321 | 4,321 | 3,750 |
| Gas (bbl) | 8,626 | 720 | 720 | 625 |
| *NGL (bbl) | 6,119 | 488 | 488 | 381 |
| Cond (bbl) | 772 | 68 | 68 | 53 |
| Total (bbl) | 262,115 | 19,168 | 19,168 | 17,844 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 963,417 | 0.0 | 963,417 | 50.26 |
| 5 | 646,443 | 0.0 | 646,443 | 33.73 |
| 8 | 537,286 | 0.0 | 537,286 | 28.03 |
| 10 | 482,901 | 0.0 | 482,901 | 25.19 |
| 15 | 386,257 | 0.0 | 386,257 | 20.15 |
| 20 | 323,245 | 0.0 | 323,245 | 16.86 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 120.3 | 120.3 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 4.12 | 4.12 | 4.12 | 4.12 |
| Prod (12 Mo Ave) | (BOEPD) | 4.02 | 4.02 | 4.02 | 4.02 |
| Price | ($/BOE) | 73.10 | 73.10 | 73.10 | 73.10 |
| Royalties | ($/BOE) | 6.59 | 6.59 | 6.59 | 6.59 |
| Operating Costs | ($/BOE) | 12.40 | 12.40 | 12.40 | 12.40 |
| NetBack | ($/BOE) | 54.10 | 54.10 | 54.10 | 54.10 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:14 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Boundary Lake** | | | | | |
| 00/14-07-084-13W6/0 | BOUNDARY LAKE<br>OIL | Oil<br>Light | 1.216188% WI<br><br>Remarks: To base Boundary Lake<br>GORR os 2% on 33.33% prod pd by Legend 9.0645% | Crown:New Oil 100% Base 12 Gas 100% | 4.9638% GORR |
| 00/16-05-084-14W6/0 | BOUNDARY LAKE<br>OIL | Oil<br>Light | 10.8704% WI<br><br>Remarks: To base Boundary Lake<br>GORR's: 0.75% + 1.25% | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |
| 00/06-07-084-14W6/0 | BOUNDARY LAKE<br>OIL | Oil<br>Light | BPO: (Capital) 13.2896% WI<br>APO: 1: 6.6448% WI<br><br>Remarks: To base Boundary Lake<br>Not expected to pay out. | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR+100% of 1/150 (5-15%)<br>Oil+15% Gas<br>2% GORR |
| 00/08-08-084-14W6/0 | BOUNDARY LAKE<br>OIL | Oil<br>Light | 6.6448% WI<br><br>Remarks: To base Boundary Lake<br>GORR's: 0.75% + 1.25% | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |
| 00/06-09-084-14W6/0 | BOUNDARY LAKE<br>OIL | Oil<br>Light | 8.0098% WI<br><br>Remarks: Boundary Lake only<br>GORR's: 0.75% + 1.25% | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

## Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Boundary Lake** | | | | | | | | | | | | | |
| 00/14-07-084-13W6/0 | OIL | Oil | BOUNDARY LAKE | HARVEST OPERATIONS CORP. | BOUNDARY LAKE | BC2000 | BOUNDARY LAKE A | BC200045 35A | | | 1984-12-01 | 1984-01-08 | 1984-12-01 |
| 00/16-05-084-14W6/0 | OIL | Oil | BOUNDARY LAKE | IMPERIAL OIL RESOURCES | BOUNDARY LAKE | BC2000 | BOUNDARY LAKE A | BC200045 35A | | | 1983-09-10 | 1983-08-08 | 1983-09-10 |
| 00/06-07-084-14W6/0 | OIL | Oil | BOUNDARY LAKE | HARVEST OPERATIONS CORP. | BOUNDARY LAKE | BC2000 | BOUNDARY LAKE A | BC200045 35A | | | 1983-10-10 | 1983-08-18 | 1983-10-10 |
| 00/08-08-084-14W6/0 | OIL | Oil | BOUNDARY LAKE | IMPERIAL OIL RESOURCES | BOUNDARY LAKE | BC2000 | BOUNDARY LAKE A | BC200045 35A | | | 1984-08-10 | 1984-07-13 | 1984-08-10 |
| 00/06-09-084-14W6/0 | OIL | Oil | BOUNDARY LAKE | IMPERIAL OIL RESOURCES | BOUNDARY LAKE | BC2000 | BOUNDARY LAKE A | BC200045 35A | | | 1984-01-13 | 1983-12-20 | 1984-01-13 |

**Legend Energy Canada Ltd.**
**PRODUCTION SUMMARY**
**Gross Production**

Effective December 31, 2012

Boundary Lake

| | Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Production for Nov 2012 Gas Mcf | Production for Nov 2012 Water bbl | Dec 2011 to Nov 2012 Oil bbl | Dec 2011 to Nov 2012 Gas Mcf | Dec 2011 to Nov 2012 Water bbl | Cumulative to Nov 2012 Oil bbl | Cumulative to Nov 2012 Gas Mcf | Cumulative to Nov 2012 Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Boundary Lake | | | | | | | | | | | | | | |
| 1 | 00/14-07-084 13W6/0 | BOUNDARY LAKE | 1.22 | 1 | 481 | 0 | 50 | 6,024 | 14 | 647 | 104,539 | 71,570 | 22,826 | 12/84 | 11/12 |
| 2 | 00/16-05-084 14W6/0 | BOUNDARY LAKE | 10.87 | 1 | 294 | 224 | 41 | 294 | 224 | 41 | 146,847 | 188,536 | 2,737 | 09/83 | 11/12 |
| 3 | 00/06-07-084 14W6/0 | BOUNDARY LAKE | 13.29 | 1 | 133 | 0 | 12 | 1,772 | 14 | 153 | 36,916 | 43,430 | 3,437 | 10/83 | 11/12 |
| 4 | 00/08-08-084 14W6/0 | BOUNDARY LAKE | 6.64 | 1 | 670 | 483 | 1 | 5,913 | 2,687 | 92 | 191,288 | 180,936 | 1,950 | 08/84 | 11/12 |
| 5 | 00/06-09-084 14W6/0 | BOUNDARY LAKE | 8.01 | 1 | 201 | 405 | 486 | 2,024 | 2,105 | 5,872 | 231,714 | 149,901 | 50,604 | 01/84 | 11/12 |
| | Boundary Lake | | | | 1,778 | 1,111 | 590 | 16,027 | 5,044 | 6,806 | 711,305 | 634,372 | 81,554 | | |
| | Total | | | | 1,778 | 1,111 | 590 | 16,027 | 5,044 | 6,806 | 711,305 | 634,372 | 81,554 | | |

## Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 | All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. M$/yr | Fixed Costs Ann. $/w/yr | Fixed Costs Mo. $/w/mo | Variable Oil Costs* Var.[1] $/bbl | Variable Oil Costs* Truck[3] $/bbl | Variable Oil Costs* Trans[3] Adj. $/bbl | Variable Gas Costs* Var.[1] $/Mcf | Variable Gas Costs* Gath.[2] $/Mcf | Variable Gas Costs* Cust[2] Proc. $/Mcf | Variable Gas Costs* Plant[2] Oper. $/Mcf | Variable Gas Costs* Trans[3] Adj. $/Mcf | GCA $/Mcf | Other NGL[3] Trans. $/bbl | Other Water Disp. $/bbl | Other Sulph[3] Trans. $/lt | Other Sulph Oper. $/Mcf | Other Aband Costs M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Boundary Lake | | | | | | | | | | | | | | | | | | | | |
| 00/14-07-084-13W6/0 | BOUNDARY LAKE | Oil | PDP | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/14-07-084-13W6/0 | BOUNDARY LAKE | Oil | P+P | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/16-05-084-14W6/0 | BOUNDARY LAKE | Oil | PDP | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/16-05-084-14W6/0 | BOUNDARY LAKE | Oil | P+P | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/06-07-084-14W6/0 | BOUNDARY LAKE | Oil | PDP | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/06-07-084-14W6/0 | BOUNDARY LAKE | Oil | P+P | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/08-08-084-14W6/0 | BOUNDARY LAKE | Oil | PDP | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/08-08-084-14W6/0 | BOUNDARY LAKE | Oil | P+P | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/06-09-084-14W6/0 | BOUNDARY LAKE | Oil | PDP | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |
| 00/06-09-084-14W6/0 | BOUNDARY LAKE | Oil | P+P | | | 2,300 | 4.65 | | | | | | | | | | 1.40 | | | 42.00 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | HARVEST OPERATIONS CORP. |
| Location: | 00/14-07-084-13W6/0 | Formation: | BOUNDARY LAKE |
| Category | PDP | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1984-12-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1984-01-08 | Top Depth: | 4,473.4 ft KB |
| Kelly Bushing: | 2,478.3 ft SS | Total Depth: | 4,576.8 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,478.3 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 130.0 Mbbl | Ultimate Recoverable: | 71.6 MMcf |
| Production Area: | acre | Cumulative Production: | 105.0 Mbbl | Cumulative Production: | 71.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 25.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0003 Fraction |

Volumetric Remarks:

Category Remarks: Well has resumed production in September 2011 - restored previous reserve estimates.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1984-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,219 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 25.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2023-04-08 |
| Initial Rate: | 16 bbl/day |
| Rate at Effective Date: | 16 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 130.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.1189 Molar Fraction |
| Propane | | | 0.0509 Molar Fraction |
| Butane | | | 0.0180 Molar Fraction |
| Pentane+ | | | 0.0033 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 1.216188% WI | Crown:New Oil 100% Base 12 Gas 100% | 4.9638% GORR |

Participant Remarks: To base Boundary Lake
GORR os 2% on 33.33% prod pd by Legend 9.0645%

*Report Time: Mon, 25 Feb 2013 14:14 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **HARVEST OPERATIONS CORP.** | | **Boundary Lake** |
| **Province:** | **British Columbia** | | **00/14-07-084-13W6/0** |
| **Field:** | **BOUNDARY LAKE** | | **PDP** |
| **Pool:** | **BOUNDARY LAKE A** | | |
| **Unit:** | | | |
| **Status:** | **OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff End Of Hist
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 105,031 | Gas Cum | (Mcf) | 71,570 | Water Cum | (bbl) | 22,879 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 24,969 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 2,717 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 130,000 | Gas Ult Rec | (Mcf) | 71,570 | Water Ult Rec | (bbl) | 25,596 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (bbl) | 105,031 | Decline Exp | 0.000 |
| Forecast End (Tf) | 04/07/2023 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 24,969 | Initial Decline (De) | 18.2 |
| Initial Rate (qi) (bbl/day) | 15.6 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | 4.8 |
| Final Rate (qf) (bbl/day) | 2.0 | Ult Recoverable (bbl) | 130,000 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | 2.87 |

*Report Time: Mon, 25 Feb 2013 14:14 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Boundary Lake, British Columbia
**Entity :** 00/14-07-084-13W6/0
**Formation :** BOUNDARY LAKE
Effective December 31, 2012

Interests: 1.216188% WI

Lease Burden: 4.9638% GORR

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 14 | 5,206.7 | 63.3 | 0.0 | 76.12 | 4,820 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 12 | 4,258.8 | 51.8 | 0.0 | 76.12 | 3,942 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 1.0 | 10 | 3,483.5 | 42.4 | 0.0 | 76.12 | 3,225 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 8 | 2,856.4 | 34.7 | 0.0 | 76.12 | 2,644 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 6 | 2,329.4 | 28.3 | 0.0 | 76.12 | 2,156 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 5 | 1,905.4 | 23.2 | 0.0 | 76.12 | 1,764 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 4 | 1,558.5 | 19.0 | 0.0 | 76.12 | 1,443 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 3 | 1,277.9 | 15.5 | 0.0 | 76.12 | 1,183 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 3 | 1,042.2 | 12.7 | 0.0 | 76.12 | 965 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 2 | 852.4 | 10.4 | 0.0 | 76.12 | 789 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 24,771.3 | 301.3 | 0.0 | 76.12 | 22,931 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 197.4 | 2.4 | 0.0 | 76.12 | 183 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 24,968.6 | 303.7 | 0.0 | 76.12 | 23,114 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 4,820 | 315.2 | 0.0 | 239.2 | 0.0 | 12 | 4,265 | 0.0 | 0.0 | 335.7 | 304.1 | 0.0 | 639.8 | 0.0 | 3,626 | 0.0 | 3,626 | 3,626 | 3,464 |
| 2014 | 3,942 | 210.9 | 0.0 | 195.7 | 0.0 | 10 | 3,536 | 0.0 | 0.0 | 335.7 | 248.7 | 0.0 | 584.4 | 0.0 | 2,952 | 0.0 | 2,952 | 6,577 | 2,564 |
| 2015 | 3,225 | 141.1 | 0.0 | 160.1 | 0.0 | 9 | 2,924 | 0.0 | 0.0 | 335.7 | 203.5 | 0.0 | 539.1 | 0.0 | 2,385 | 0.0 | 2,385 | 8,962 | 1,883 |
| 2016 | 2,644 | 94.3 | 0.0 | 131.3 | 0.0 | 9 | 2,419 | 0.0 | 0.0 | 335.7 | 166.8 | 0.0 | 502.5 | 0.0 | 1,916 | 0.0 | 1,916 | 10,878 | 1,373 |
| 2017 | 2,156 | 62.9 | 0.0 | 107.0 | 0.0 | 8 | 1,986 | 0.0 | 0.0 | 335.7 | 136.0 | 0.0 | 471.7 | 0.0 | 1,515 | 0.0 | 1,515 | 12,393 | 987 |
| 2018 | 1,764 | 42.1 | 0.0 | 87.6 | 0.0 | 7 | 1,634 | 0.0 | 0.0 | 335.7 | 111.3 | 0.0 | 447.0 | 0.0 | 1,187 | 0.0 | 1,187 | 13,580 | 703 |
| 2019 | 1,443 | 28.1 | 0.0 | 71.6 | 0.0 | 7 | 1,343 | 0.0 | 0.0 | 335.7 | 91.0 | 0.0 | 426.7 | 0.0 | 916 | 0.0 | 916 | 14,496 | 493 |
| 2020 | 1,183 | 18.9 | 0.0 | 58.7 | 0.0 | 7 | 1,105 | 0.0 | 0.0 | 335.7 | 74.6 | 0.0 | 410.3 | 0.0 | 695 | 0.0 | 695 | 15,191 | 340 |
| 2021 | 965 | 12.6 | 0.0 | 47.9 | 0.0 | 6 | 904 | 0.0 | 0.0 | 335.7 | 60.9 | 0.0 | 396.5 | 0.0 | 508 | 0.0 | 508 | 15,699 | 226 |
| 2022 | 789 | 8.4 | 0.0 | 39.2 | 0.0 | 6 | 742 | 0.0 | 0.0 | 335.7 | 49.8 | 0.0 | 385.5 | 0.0 | 356 | 0.0 | 356 | 16,055 | 144 |
| Sub | 22,931 | 934.3 | 0.0 | 1,138.3 | 0.0 | 9 | 20,859 | 0.0 | 0.0 | 3,356.7 | 1,446.8 | 0.0 | 4,803.5 | 0.0 | 16,055 | 0.0 | 16,055 | 16,055 | 12,177 |
| Rem | 183 | 1.7 | 0.0 | 9.1 | 0.0 | 6 | 172 | 0.0 | 0.0 | 90.4 | 11.5 | 0.0 | 102.0 | 510.8 | -441 | 0.0 | -441 | 15,614 | -162 |
| Total | 23,114 | 936.0 | 0.0 | 1,147.3 | 0.0 | 9 | 21,031 | 0.0 | 0.0 | 3,447.1 | 1,458.3 | 0.0 | 4,905.4 | 510.8 | 15,614 | 0.0 | 15,614 | 15,614 | 12,015 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 2.9 |
| RLI (Principal Product) | 4.80 |
| Reserves Life | 11.00 |
| RLI (BOE) | 4.8 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 24,969 | 304 | 304 | 276 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 24,969 | 304 | 304 | 276 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 15,614 | 0.0 | 15,614 | 51.42 |
| 5 | 13,585 | 0.0 | 13,585 | 44.74 |
| 8 | 12,597 | 0.0 | 12,597 | 41.48 |
| 10 | 12,015 | 0.0 | 12,015 | 39.57 |
| 15 | 10,776 | 0.0 | 10,776 | 35.48 |
| 20 | 9,779 | 0.0 | 9,779 | 32.20 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | 10.0 |
| Payout | (Yrs) | | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > 200.0 |
| NPV/Undisc Invest | | | 0.0 | 0.0 |
| NPV/Disc Invest | | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 69.3 | 69.3 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.19 | 0.19 | 0.19 | 0.19 |
| Prod (12 Mo Ave) | (BOEPD) | 0.17 | 0.17 | 0.17 | 0.17 |
| Price | ($/BOE) | 76.12 | 76.12 | 76.12 | 76.12 |
| Royalties | ($/BOE) | 8.76 | 8.76 | 8.76 | 8.76 |
| Operating Costs | ($/BOE) | 10.10 | 10.10 | 10.10 | 10.10 |
| NetBack | ($/BOE) | 57.26 | 57.26 | 57.26 | 57.26 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | HARVEST OPERATIONS CORP. |
| Location: | 00/14-07-084-13W6/0 | Formation: | BOUNDARY LAKE |
| Category | P+P | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1984-12-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1984-01-08 | Top Depth: | 4,473.4 ft KB |
| Kelly Bushing: | 2,478.3 ft SS | Total Depth: | 4,576.8 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,478.3 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 155.0 Mbbl | Ultimate Recoverable: | 71.6 MMcf |
| Production Area: | acre | Cumulative Production: | 105.0 Mbbl | Cumulative Production: | 71.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 50.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0003 Fraction |

Volumetric Remarks:

Category Remarks: Well has resumed production in September 2011 - restored previous reserve estimates.

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1984-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,219 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 50.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2033-06-03 |
| Initial Rate: | 16 bbl/day |
| Rate at Effective Date: | 16 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 155.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.1189 Molar Fraction |
| Propane | | | 0.0509 Molar Fraction |
| Butane | | | 0.0180 Molar Fraction |
| Pentane+ | | | 0.0033 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 1.216188% WI | Crown:New Oil 100% Base 12 Gas 100% | 4.9638% GORR |

Participant Remarks: To base Boundary Lake
GORR os 2% on 33.33% prod pd by Legend 9.0645%

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **HARVEST OPERATIONS CORP.** | | **Boundary Lake** |
| **Province:** | **British Columbia** | | **00/14-07-084-13W6/0** |
| **Field:** | **BOUNDARY LAKE** | | **P+P** |
| **Pool:** | **BOUNDARY LAKE A** | | |
| **Unit:** | | | |
| **Status:** | **OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,00
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 105,034 | Gas Cum | (Mcf) | 71,570 | Water Cum | (bbl) | 22,879 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 49,966 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 5,436 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 155,000 | Gas Ult Rec | (Mcf) | 71,570 | Water Ult Rec | (bbl) | 28,316 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (bbl) | 105,034 | Decline Exp | 0.000 |
| Forecast End (Tf) | 06/03/2033 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 49,966 | Initial Decline (De) | 09.6 |
| Initial Rate (qi) (bbl/day) | 15.8 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | 9.06 |
| Final Rate (qf) (bbl/day) | 2.0 | Ult Recoverable (bbl) | 155,000 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | 5.66 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Boundary Lake, British Columbia
**Entity :** 00/14-07-084-13W6/0
**Formation :** BOUNDARY LAKE
Effective December 31, 2012

Interests: 1.216188% WI
Lease Burden: 4.9638% GORR
Lessor: Crown:New Oil 100% Base 12 Gas 100%
Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ |
| 2013 | 1.0 | 15 | 5,512.7 | 67.0 | 0.0 | 76.12 | 5,103 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 1.0 | 14 | 4,981.1 | 60.6 | 0.0 | 76.12 | 4,611 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 1.0 | 12 | 4,500.8 | 54.7 | 0.0 | 76.12 | 4,166 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 1.0 | 11 | 4,077.3 | 49.6 | 0.0 | 76.12 | 3,774 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 1.0 | 10 | 3,673.5 | 44.7 | 0.0 | 76.12 | 3,401 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 1.0 | 9 | 3,319.3 | 40.4 | 0.0 | 76.12 | 3,073 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 1.0 | 8 | 2,999.2 | 36.5 | 0.0 | 76.12 | 2,776 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 1.0 | 7 | 2,717.0 | 33.0 | 0.0 | 76.12 | 2,515 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 1.0 | 7 | 2,447.9 | 29.8 | 0.0 | 76.12 | 2,266 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 1.0 | 6 | 2,211.9 | 26.9 | 0.0 | 76.12 | 2,048 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 36,440.7 | 443.2 | 0.0 | 76.12 | 33,734 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 13,525.8 | 164.5 | 0.0 | 76.51 | 12,585 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 49,966.5 | 607.7 | 0.0 | 76.22 | 46,319 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | SULPHUR | | TOTAL | |
|---|---|---|---|---|
| | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0.00 | 0 | 0 |
| Sub | 0.0 | 0.00 | | |
| Rem | 0.0 | 0.00 | | |
| Total | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 5,103 | 352.4 | 0.0 | 253.3 | 0.0 | 12 | 4,497 | 0.0 | 0.0 | 335.7 |
| 2014 | 4,611 | 287.7 | 0.0 | 228.9 | 0.0 | 11 | 4,094 | 0.0 | 0.0 | 335.7 |
| 2015 | 4,166 | 234.9 | 0.0 | 206.8 | 0.0 | 11 | 3,725 | 0.0 | 0.0 | 335.7 |
| 2016 | 3,774 | 192.1 | 0.0 | 187.4 | 0.0 | 10 | 3,395 | 0.0 | 0.0 | 335.7 |
| 2017 | 3,401 | 156.4 | 0.0 | 168.8 | 0.0 | 10 | 3,075 | 0.0 | 0.0 | 335.7 |
| 2018 | 3,073 | 127.7 | 0.0 | 152.5 | 0.0 | 9 | 2,793 | 0.0 | 0.0 | 335.7 |
| 2019 | 2,776 | 104.2 | 0.0 | 137.8 | 0.0 | 9 | 2,534 | 0.0 | 0.0 | 335.7 |
| 2020 | 2,515 | 85.3 | 0.0 | 124.8 | 0.0 | 8 | 2,305 | 0.0 | 0.0 | 335.7 |
| 2021 | 2,266 | 69.4 | 0.0 | 112.5 | 0.0 | 8 | 2,084 | 0.0 | 0.0 | 335.7 |
| 2022 | 2,048 | 56.7 | 0.0 | 101.6 | 0.0 | 8 | 1,889 | 0.0 | 0.0 | 335.7 |
| Sub | 33,734 | 1,666.8 | 0.0 | 1,674.5 | 0.0 | 10 | 30,393 | 0.0 | 0.0 | 3,356.7 |
| Rem | 12,585 | 222.3 | 0.0 | 624.7 | 0.0 | 7 | 11,738 | 0.0 | 0.0 | 3,499.3 |
| Total | 46,319 | 1,889.2 | 0.0 | 2,299.2 | 0.0 | 9 | 42,131 | 0.0 | 0.0 | 6,856.0 |

| | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 322.0 | 0.0 | 657.6 | 0.0 | 3,840 | 0.0 | 3,840 | 3,840 | 3,666 |
| 2014 | 290.9 | 0.0 | 626.6 | 0.0 | 3,468 | 0.0 | 3,468 | 7,308 | 3,010 |
| 2015 | 262.9 | 0.0 | 598.5 | 0.0 | 3,126 | 0.0 | 3,126 | 10,434 | 2,467 |
| 2016 | 238.1 | 0.0 | 573.8 | 0.0 | 2,821 | 0.0 | 2,821 | 13,255 | 2,021 |
| 2017 | 214.6 | 0.0 | 550.2 | 0.0 | 2,525 | 0.0 | 2,525 | 15,780 | 1,645 |
| 2018 | 193.9 | 0.0 | 529.5 | 0.0 | 2,263 | 0.0 | 2,263 | 18,043 | 1,340 |
| 2019 | 175.2 | 0.0 | 510.8 | 0.0 | 2,024 | 0.0 | 2,024 | 20,067 | 1,089 |
| 2020 | 158.7 | 0.0 | 494.4 | 0.0 | 1,811 | 0.0 | 1,811 | 21,878 | 886 |
| 2021 | 143.0 | 0.0 | 478.6 | 0.0 | 1,606 | 0.0 | 1,606 | 23,483 | 714 |
| 2022 | 129.2 | 0.0 | 464.9 | 0.0 | 1,424 | 0.0 | 1,424 | 24,907 | 576 |
| Sub | 2,128.3 | 0.0 | 5,485.0 | 0.0 | 24,907 | 0.0 | 24,907 | 24,907 | 17,415 |
| Rem | 790.0 | 0.0 | 4,289.3 | 510.8 | 6,938 | 0.0 | 6,938 | 31,846 | 1,965 |
| Total | 2,918.3 | 0.0 | 9,774.3 | 510.8 | 31,846 | 0.0 | 31,846 | 31,846 | 19,379 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 5.7 |
| RLI (Principal Product) | 9.06 |
| Reserves Life | 21.00 |
| RLI (BOE) | 9.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 49,966 | 608 | 608 | 553 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 49,966 | 608 | 608 | 553 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 31,846 | 0.0 | 31,846 | 52.40 |
| 5 | 24,183 | 0.0 | 24,183 | 39.79 |
| 8 | 21,058 | 0.0 | 21,058 | 34.65 |
| 10 | 19,379 | 0.0 | 19,379 | 31.89 |
| 15 | 16,168 | 0.0 | 16,168 | 26.61 |
| 20 | 13,904 | 0.0 | 13,904 | 22.88 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked | |
|---|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 105.6 | | 105.6 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.19 | 0.19 | 0.19 | 0.19 |
| Prod (12 Mo Ave) | (BOEPD) | 0.18 | 0.18 | 0.18 | 0.18 |
| Price | ($/BOE) | 76.12 | 76.12 | 76.12 | 76.12 |
| Royalties | ($/BOE) | 9.03 | 9.03 | 9.03 | 9.03 |
| Operating Costs | ($/BOE) | 9.81 | 9.81 | 9.81 | 9.81 |
| NetBack | ($/BOE) | 57.27 | 57.27 | 57.27 | 57.27 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | IMPERIAL OIL RESOURCES LIMITED |
| Location: | 00/16-05-084-14W6/0 | Formation: | BOUNDARY LAKE |
| Category | PDP | Calculation Type: | Decline |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1983-09-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1983-08-08 | Top Depth: | 4,314.3 ft KB |
| Kelly Bushing: | 2,303.1 ft SS | Total Depth: | 4,422.6 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,320.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 200.0 Mbbl | Ultimate Recoverable: | 228.4 MMcf |
| Production Area: | acre | Cumulative Production: | 147.5 Mbbl | Cumulative Production: | 189.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 52.5 Mbbl | Remaining Recoverable: | 39.4 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 13.8 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.65 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0012 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1983-09-10 | GOR: | 750.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,192 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 39,400.6 Mcf | Oil: | 52.5 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2013-01-01 |
| End Date: | 2040-03-31 |
| Initial Rate: | 11 bbl/day |
| Rate at Effective Date: | 11 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 200.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.1053 Molar Fraction |
| Propane | 612 bbl | 44.40 bbl/MMcf | 0.0420 Molar Fraction |
| Butane | 491 bbl | 35.60 bbl/MMcf | 0.0225 Molar Fraction |
| Pentane+ | 292 bbl | 21.20 bbl/MMcf | 0.0113 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10.8704% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

Participant Remarks: To base Boundary Lake
GORR's: 0.75% + 1.25%

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **IMPERIAL OIL RESOURCES LIMITED** | | **Boundary Lake** |
| **Province:** | **British Columbia** | | **00/16-05-084-14W6/0** |
| **Field:** | **BOUNDARY LAKE** | | **PDP** |
| **Pool:** | **BOUNDARY LAKE A** | | |
| **Unit:** | | | |
| **Status:** | **OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 147,466 | Gas Cum | (Mcf) | 189,001 | Water Cum | (bbl) | 2,835 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 52,534 | Gas Rem Rec | (Mcf) | 39,401 | Water Rem Rec | (bbl) | 7,880 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 200,000 | Gas Ult Rec | (Mcf) | 228,401 | Water Ult Rec | (bbl) | 10,715 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Decline | Est Cum Prod | (bbl) | 147,466 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 03/30/2040 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 52,534 | Initial Decline (De) | 06.1 |
| Initial Rate (qi) | (bbl/day) | 11.0 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.65 | Reserve Life Index | 13.5 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 200,000 | Gas Total Sales | (Mcf) | 13,790 | Reserve Half Life | 8.41 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Boundary Lake, British Columbia
**Entity :** 00/16-05-084-14W6/0
**Formation :** BOUNDARY LAKE
Effective December 31, 2012

Interests: 10.8704% WI
Lease Burden: 2% GORR
Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 11 | 3,892.0 | 423.1 | 0.0 | 76.12 | 32,203 | 0.0 | 3 | 1,021.7 | 111.1 | 0.0 | 2.79 | 310 | 0.0 | 0.00 | 1 | 1 |
| 2014 | 1.0 | 10 | 3,656.1 | 397.4 | 0.0 | 76.12 | 30,251 | 0.0 | 3 | 959.7 | 104.3 | 0.0 | 2.79 | 291 | 0.0 | 0.00 | 1 | 1 |
| 2015 | 1.0 | 9 | 3,434.5 | 373.3 | 0.0 | 76.12 | 28,418 | 0.0 | 2 | 901.6 | 98.0 | 0.0 | 2.79 | 273 | 0.0 | 0.00 | 1 | 1 |
| 2016 | 1.0 | 9 | 3,234.9 | 351.6 | 0.0 | 76.12 | 26,766 | 0.0 | 2 | 849.2 | 92.3 | 0.0 | 2.79 | 257 | 0.0 | 0.00 | 1 | 1 |
| 2017 | 1.0 | 8 | 3,030.2 | 329.4 | 0.0 | 76.12 | 25,073 | 0.0 | 2 | 795.4 | 86.5 | 0.0 | 2.79 | 241 | 0.0 | 0.00 | 1 | 1 |
| 2018 | 1.0 | 8 | 2,846.6 | 309.4 | 0.0 | 76.12 | 23,553 | 0.0 | 2 | 747.2 | 81.2 | 0.0 | 2.79 | 226 | 0.0 | 0.00 | 1 | 1 |
| 2019 | 1.0 | 7 | 2,674.0 | 290.7 | 0.0 | 76.12 | 22,125 | 0.0 | 2 | 701.9 | 76.3 | 0.0 | 2.79 | 213 | 0.0 | 0.00 | 1 | 1 |
| 2020 | 1.0 | 7 | 2,518.6 | 273.8 | 0.0 | 76.12 | 20,839 | 0.0 | 2 | 661.1 | 71.9 | 0.0 | 2.79 | 200 | 0.0 | 0.00 | 1 | 1 |
| 2021 | 1.0 | 6 | 2,359.3 | 256.5 | 0.0 | 76.12 | 19,521 | 0.0 | 2 | 619.3 | 67.3 | 0.0 | 2.79 | 188 | 0.0 | 0.00 | 1 | 1 |
| 2022 | 1.0 | 6 | 2,216.2 | 240.9 | 0.0 | 76.12 | 18,338 | 0.0 | 2 | 581.8 | 63.2 | 0.0 | 2.79 | 176 | 0.0 | 0.00 | 1 | 1 |
| Sub | | | 29,862.5 | 3,246.2 | 0.0 | 76.12 | 247,086 | | | 7,838.9 | 852.1 | 0.0 | 2.79 | 2,376 | 0.0 | 0.00 | | |
| Rem | | | 22,671.7 | 2,464.5 | 0.0 | 79.15 | 195,071 | | | 5,951.3 | 646.9 | 0.0 | 2.90 | 1,876 | 0.0 | 0.00 | | |
| Total | | | 52,534.1 | 5,710.7 | 0.0 | 77.43 | 442,157 | | | 13,790.2 | 1,499.1 | 0.0 | 2.84 | 4,251 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 2.4 | 0.0 | 106.08 | 249.8 | 0.0 | 0.0 | 0.00 | 0.0 | 4.9 | 0.0 | 24.83 | 122.4 | 4.0 | 0.0 | 78.50 | 310.4 | 11.2 | 0.0 | 8.8 |
| 2014 | 2.2 | 0.0 | 106.08 | 234.6 | 0.0 | 0.0 | 0.00 | 0.0 | 4.6 | 0.0 | 24.83 | 115.0 | 3.7 | 0.0 | 78.50 | 291.5 | 10.6 | 0.0 | 8.3 |
| 2015 | 2.1 | 0.0 | 106.08 | 220.4 | 0.0 | 0.0 | 0.00 | 0.0 | 4.4 | 0.0 | 24.83 | 108.1 | 3.5 | 0.0 | 78.50 | 273.9 | 9.9 | 0.0 | 7.8 |
| 2016 | 2.0 | 0.0 | 106.08 | 207.6 | 0.0 | 0.0 | 0.00 | 0.0 | 4.1 | 0.0 | 24.83 | 101.8 | 3.3 | 0.0 | 78.50 | 258.0 | 9.3 | 0.0 | 7.3 |
| 2017 | 1.8 | 0.0 | 106.08 | 194.5 | 0.0 | 0.0 | 0.00 | 0.0 | 3.8 | 0.0 | 24.83 | 95.3 | 3.1 | 0.0 | 78.50 | 241.6 | 8.8 | 0.0 | 6.8 |
| 2018 | 1.7 | 0.0 | 106.08 | 182.7 | 0.0 | 0.0 | 0.00 | 0.0 | 3.6 | 0.0 | 24.83 | 89.6 | 2.9 | 0.0 | 78.50 | 227.0 | 8.2 | 0.0 | 6.4 |
| 2019 | 1.6 | 0.0 | 106.08 | 171.6 | 0.0 | 0.0 | 0.00 | 0.0 | 3.4 | 0.0 | 24.83 | 84.1 | 2.7 | 0.0 | 78.50 | 213.2 | 7.7 | 0.0 | 6.0 |
| 2020 | 1.5 | 0.0 | 106.08 | 161.6 | 0.0 | 0.0 | 0.00 | 0.0 | 3.2 | 0.0 | 24.83 | 79.2 | 2.6 | 0.0 | 78.50 | 200.8 | 7.3 | 0.0 | 5.7 |
| 2021 | 1.4 | 0.0 | 106.08 | 151.4 | 0.0 | 0.0 | 0.00 | 0.0 | 3.0 | 0.0 | 24.83 | 74.2 | 2.4 | 0.0 | 78.50 | 188.1 | 6.8 | 0.0 | 5.3 |
| 2022 | 1.3 | 0.0 | 106.08 | 142.2 | 0.0 | 0.0 | 0.00 | 0.0 | 2.8 | 0.0 | 24.83 | 69.7 | 2.3 | 0.0 | 78.50 | 176.7 | 6.4 | 0.0 | 5.0 |
| Sub | 18.1 | 0.0 | 106.08 | 1,916.4 | 0.0 | 0.0 | 0.00 | 0.0 | 37.8 | 0.0 | 24.83 | 939.5 | 30.3 | 0.0 | 78.50 | 2,381.3 | 86.2 | 0.0 | 67.4 |
| Rem | 13.7 | 0.0 | 110.31 | 1,512.9 | 0.0 | 0.0 | 0.00 | 0.0 | 28.7 | 0.0 | 25.82 | 741.7 | 23.0 | 0.0 | 81.63 | 1,880.0 | 65.5 | 0.0 | 51.2 |
| Total | 31.8 | 0.0 | 107.91 | 3,429.3 | 0.0 | 0.0 | 0.00 | 0.0 | 66.6 | 0.0 | 25.26 | 1,681.2 | 53.4 | 0.0 | 79.85 | 4,261.3 | 151.7 | 0.0 | 118.6 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 33,196 | 1,740.0 | 0.0 | 663.9 | 0.0 | 7 | 30,792 | 0.0 | 0.0 | 3,000.2 | 2,056.2 | 0.0 | 5,056.4 | 0.0 | 25,735 | 0.0 | 25,735 | 25,735 | 24,562 |
| 2014 | 31,183 | 1,545.2 | 0.0 | 623.7 | 0.0 | 7 | 29,015 | 0.0 | 0.0 | 3,000.2 | 1,931.5 | 0.0 | 4,931.8 | 0.0 | 24,083 | 0.0 | 24,083 | 49,818 | 20,897 |
| 2015 | 29,293 | 1,372.6 | 0.0 | 585.9 | 0.0 | 7 | 27,335 | 0.0 | 0.0 | 3,000.2 | 1,814.5 | 0.0 | 4,814.7 | 0.0 | 22,520 | 0.0 | 22,520 | 72,338 | 17,765 |
| 2016 | 27,591 | 1,222.7 | 0.0 | 551.8 | 0.0 | 6 | 25,816 | 0.0 | 0.0 | 3,000.2 | 1,709.0 | 0.0 | 4,709.2 | 0.0 | 21,107 | 0.0 | 21,107 | 93,445 | 15,122 |
| 2017 | 25,845 | 1,083.9 | 0.0 | 516.9 | 0.0 | 6 | 24,244 | 0.0 | 0.0 | 3,000.2 | 1,600.9 | 0.0 | 4,601.1 | 0.0 | 19,643 | 0.0 | 19,643 | 113,088 | 12,794 |
| 2018 | 24,279 | 964.0 | 0.0 | 485.6 | 0.0 | 6 | 22,829 | 0.0 | 0.0 | 3,000.2 | 1,503.8 | 0.0 | 4,504.1 | 0.0 | 18,325 | 0.0 | 18,325 | 131,413 | 10,851 |
| 2019 | 22,807 | 857.8 | 0.0 | 456.1 | 0.0 | 6 | 21,493 | 0.0 | 0.0 | 3,000.2 | 1,412.7 | 0.0 | 4,412.9 | 0.0 | 17,080 | 0.0 | 17,080 | 148,493 | 9,195 |
| 2020 | 21,481 | 765.6 | 0.0 | 429.6 | 0.0 | 6 | 20,286 | 0.0 | 0.0 | 3,000.2 | 1,330.6 | 0.0 | 4,330.8 | 0.0 | 15,955 | 0.0 | 15,955 | 164,448 | 7,807 |
| 2021 | 20,122 | 679.9 | 0.0 | 402.4 | 0.0 | 5 | 19,040 | 0.0 | 0.0 | 3,000.2 | 1,246.4 | 0.0 | 4,246.6 | 0.0 | 14,793 | 0.0 | 14,793 | 179,242 | 6,581 |
| 2022 | 18,903 | 605.9 | 0.0 | 378.1 | 0.0 | 5 | 17,919 | 0.0 | 0.0 | 3,000.2 | 1,170.8 | 0.0 | 4,171.1 | 0.0 | 13,748 | 0.0 | 13,748 | 192,989 | 5,560 |
| Sub | 254,699 | 10,837.5 | 0.0 | 5,094.0 | 0.0 | 6 | 238,768 | 0.0 | 0.0 | 30,002.3 | 15,776.4 | 0.0 | 45,778.7 | 0.0 | 192,989 | 0.0 | 192,989 | 192,989 | 131,136 |
| Rem | 201,081 | 4,500.2 | 0.0 | 4,021.6 | 0.0 | 4 | 192,559 | 0.0 | 0.0 | 51,745.9 | 11,977.5 | 0.0 | 63,723.4 | 4,565.6 | 124,270 | 0.0 | 124,270 | 317,259 | 28,009 |
| Total | 455,780 | 15,337.7 | 0.0 | 9,115.6 | 0.0 | 5 | 431,327 | 0.0 | 0.0 | 81,748.2 | 27,753.9 | 0.0 | 109,502.1 | 4,565.6 | 317,259 | 0.0 | 317,259 | 317,259 | 159,144 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 8.4 |
| RLI (Principal Product) | 13.50 |
| Reserves Life | 28.00 |
| RLI (BOE) | 13.5 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 52,534 | 5,711 | 5,711 | 5,427 |
| Gas (Mcf) | 13,790 | 1,499 | 1,499 | 1,298 |
| Gas (bbl) | 2,298 | 250 | 250 | 216 |
| *NGL (bbl) | 1,103 | 120 | 120 | 94 |
| Cond (bbl) | 292 | 32 | 32 | 25 |
| Total (bbl) | 56,228 | 6,112 | 6,112 | 5,762 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 317,259 | 0.0 | 317,259 | 51.91 |
| 5 | 213,757 | 0.0 | 213,757 | 34.97 |
| 8 | 177,356 | 0.0 | 177,356 | 29.02 |
| 10 | 159,144 | 0.0 | 159,144 | 26.04 |
| 15 | 126,783 | 0.0 | 126,783 | 20.74 |
| 20 | 105,775 | 0.0 | 105,775 | 17.31 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 128.4 | 128.4 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 1.27 | 1.27 | 1.27 | 1.27 |
| Prod (12 Mo Ave) | (BOEPD) | 1.24 | 1.24 | 1.24 | 1.24 |
| Price | ($/BOE) | 73.31 | 73.31 | 73.31 | 73.31 |
| Royalties | ($/BOE) | 5.31 | 5.31 | 5.31 | 5.31 |
| Operating Costs | ($/BOE) | 11.17 | 11.17 | 11.17 | 11.17 |
| NetBack | ($/BOE) | 56.83 | 56.83 | 56.83 | 56.83 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | IMPERIAL OIL RESOURCES LIMITED |
| Location: | 00/16-05-084-14W6/0 | Formation: | BOUNDARY LAKE |
| Category | P+P | Calculation Type: | Decline |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1983-09-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1983-08-08 | Top Depth: | 4,314.3 ft KB |
| Kelly Bushing: | 2,303.1 ft SS | Total Depth: | 4,422.6 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,320.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 210.0 Mbbl | Ultimate Recoverable: | 235.9 MMcf |
| Production Area: | acre | Cumulative Production: | 147.5 Mbbl | Cumulative Production: | 189.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 62.5 Mbbl | Remaining Recoverable: | 46.9 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 16.4 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.65 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0012 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1983-09-10 | GOR: | 750.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,192 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 46,900.6 Mcf | Oil: | 62.5 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2013-01-01 |
| End Date: | 2045-06-07 |
| Initial Rate: | 11 bbl/day |
| Rate at Effective Date: | 11 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 210.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.1053 Molar Fraction |
| Propane | 729 bbl | 44.40 bbl/MMcf | 0.0420 Molar Fraction |
| Butane | 584 bbl | 35.60 bbl/MMcf | 0.0225 Molar Fraction |
| Pentane+ | 348 bbl | 21.20 bbl/MMcf | 0.0113 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 10.8704% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

Participant Remarks: To base Boundary Lake
GORR's: 0.75% + 1.25%

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

**Operator:** IMPERIAL OIL RESOURCES LIMITED
**Province:** British Columbia
**Field:** BOUNDARY LAKE
**Pool:** BOUNDARY LAKE A
**Unit:**
**Status:** OIL

**Boundary Lake**
**00/16-05-084-14W6/0**
**P+P**



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 147,466 | Gas Cum | (Mcf) | 189,001 | Water Cum | (bbl) | 2,835 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 62,534 | Gas Rem Rec | (Mcf) | 46,901 | Water Rem Rec | (bbl) | 9,380 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 210,000 | Gas Ult Rec | (Mcf) | 235,901 | Water Ult Rec | (bbl) | 12,215 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (bbl) | 147,466 | Decline Exp | 0.000 |
| Forecast End (Tf) | 06/06/2045 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 62,534 | Initial Decline (De) | 05.1 |
| Initial Rate (qi) (bbl/day) | 11.0 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.65 | Reserve Life Index | 15.99 |
| Final Rate (qf) (bbl/day) | 2.0 | Ult Recoverable (bbl) | 210,000 | Gas Total Sales (Mcf) | 16,415 | Reserve Half Life | 10.03 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Boundary Lake, British Columbia  
**Entity :** 00/16-05-084-14W6/0  
**Formation :** BOUNDARY LAKE  
Effective December 31, 2012

Interests: 10.8704% WI  
Total Proved Plus Probable Reserves

Lease Burden: 2% GORR  
Lessor: Crown:New Oil 100% Base 12 Gas 100%

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 11 | 3,911.4 | 425.2 | 0.0 | 76.12 | 32,363 | 0.0 | 3 | 1,026.7 | 111.6 | 0.0 | 2.79 | 311 | 0.0 | 0.00 | 1 | 1 |
| 2014 | 1.0 | 10 | 3,711.2 | 403.4 | 0.0 | 76.12 | 30,707 | 0.0 | 3 | 974.2 | 105.9 | 0.0 | 2.79 | 295 | 0.0 | 0.00 | 1 | 1 |
| 2015 | 1.0 | 10 | 3,521.3 | 382.8 | 0.0 | 76.12 | 29,136 | 0.0 | 3 | 924.3 | 100.5 | 0.0 | 2.79 | 280 | 0.0 | 0.00 | 1 | 1 |
| 2016 | 1.0 | 9 | 3,350.0 | 364.2 | 0.0 | 76.12 | 27,718 | 0.0 | 2 | 879.4 | 95.6 | 0.0 | 2.79 | 267 | 0.0 | 0.00 | 1 | 1 |
| 2017 | 1.0 | 9 | 3,169.6 | 344.6 | 0.0 | 76.12 | 26,226 | 0.0 | 2 | 832.0 | 90.4 | 0.0 | 2.79 | 252 | 0.0 | 0.00 | 1 | 1 |
| 2018 | 1.0 | 8 | 3,007.4 | 326.9 | 0.0 | 76.12 | 24,884 | 0.0 | 2 | 789.5 | 85.8 | 0.0 | 2.79 | 239 | 0.0 | 0.00 | 1 | 1 |
| 2019 | 1.0 | 8 | 2,853.5 | 310.2 | 0.0 | 76.12 | 23,610 | 0.0 | 2 | 749.1 | 81.4 | 0.0 | 2.79 | 227 | 0.0 | 0.00 | 1 | 1 |
| 2020 | 1.0 | 7 | 2,714.7 | 295.1 | 0.0 | 76.12 | 22,462 | 0.0 | 2 | 712.6 | 77.5 | 0.0 | 2.79 | 216 | 0.0 | 0.00 | 1 | 1 |
| 2021 | 1.0 | 7 | 2,568.6 | 279.2 | 0.0 | 76.12 | 21,253 | 0.0 | 2 | 674.2 | 73.3 | 0.0 | 2.79 | 204 | 0.0 | 0.00 | 1 | 1 |
| 2022 | 1.0 | 7 | 2,437.1 | 264.9 | 0.0 | 76.12 | 20,165 | 0.0 | 2 | 639.7 | 69.5 | 0.0 | 2.79 | 194 | 0.0 | 0.00 | 1 | 1 |
| Sub | | | 31,244.8 | 3,396.4 | 0.0 | 76.12 | 258,524 | | | 8,201.8 | 891.6 | 0.0 | 2.79 | 2,486 | 0.0 | 0.00 | | |
| Rem | | | 31,289.3 | 3,401.3 | 0.0 | 81.81 | 278,272 | | | 8,213.4 | 892.8 | 0.0 | 3.00 | 2,676 | 0.0 | 0.00 | | |
| Total | | | 62,534.1 | 6,797.7 | 0.0 | 78.97 | 536,796 | | | 16,415.2 | 1,784.4 | 0.0 | 2.89 | 5,161 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 2.4 | 0.0 | 106.08 | 251.0 | 0.0 | 0.0 | 0.00 | 0.0 | 5.0 | 0.0 | 24.83 | 123.1 | 4.0 | 0.0 | 78.50 | 311.9 | 11.3 | 0.0 | 8.8 |
| 2014 | 2.2 | 0.0 | 106.08 | 238.2 | 0.0 | 0.0 | 0.00 | 0.0 | 4.7 | 0.0 | 24.83 | 116.8 | 3.8 | 0.0 | 78.50 | 295.9 | 10.7 | 0.0 | 8.4 |
| 2015 | 2.1 | 0.0 | 106.08 | 226.0 | 0.0 | 0.0 | 0.00 | 0.0 | 4.5 | 0.0 | 24.83 | 110.8 | 3.6 | 0.0 | 78.50 | 280.8 | 10.2 | 0.0 | 7.9 |
| 2016 | 2.0 | 0.0 | 106.08 | 215.0 | 0.0 | 0.0 | 0.00 | 0.0 | 4.2 | 0.0 | 24.83 | 105.4 | 3.4 | 0.0 | 78.50 | 267.1 | 9.7 | 0.0 | 7.6 |
| 2017 | 1.9 | 0.0 | 106.08 | 203.4 | 0.0 | 0.0 | 0.00 | 0.0 | 4.0 | 0.0 | 24.83 | 99.7 | 3.2 | 0.0 | 78.50 | 252.8 | 9.2 | 0.0 | 7.2 |
| 2018 | 1.8 | 0.0 | 106.08 | 193.0 | 0.0 | 0.0 | 0.00 | 0.0 | 3.8 | 0.0 | 24.83 | 94.6 | 3.1 | 0.0 | 78.50 | 239.8 | 8.7 | 0.0 | 6.8 |
| 2019 | 1.7 | 0.0 | 106.08 | 183.1 | 0.0 | 0.0 | 0.00 | 0.0 | 3.6 | 0.0 | 24.83 | 89.8 | 2.9 | 0.0 | 78.50 | 227.5 | 8.2 | 0.0 | 6.4 |
| 2020 | 1.6 | 0.0 | 106.08 | 174.2 | 0.0 | 0.0 | 0.00 | 0.0 | 3.4 | 0.0 | 24.83 | 85.4 | 2.8 | 0.0 | 78.50 | 216.5 | 7.8 | 0.0 | 6.1 |
| 2021 | 1.6 | 0.0 | 106.08 | 164.8 | 0.0 | 0.0 | 0.00 | 0.0 | 3.3 | 0.0 | 24.83 | 80.8 | 2.6 | 0.0 | 78.50 | 204.8 | 7.4 | 0.0 | 5.8 |
| 2022 | 1.5 | 0.0 | 106.08 | 156.4 | 0.0 | 0.0 | 0.00 | 0.0 | 3.1 | 0.0 | 24.83 | 76.7 | 2.5 | 0.0 | 78.50 | 194.3 | 7.0 | 0.0 | 5.5 |
| Sub | 18.9 | 0.0 | 106.08 | 2,005.1 | 0.0 | 0.0 | 0.00 | 0.0 | 39.6 | 0.0 | 24.83 | 983.0 | 31.7 | 0.0 | 78.50 | 2,491.5 | 90.2 | 0.0 | 70.5 |
| Rem | 18.9 | 0.0 | 114.02 | 2,158.2 | 0.0 | 0.0 | 0.00 | 0.0 | 39.6 | 0.0 | 26.69 | 1,058.1 | 31.8 | 0.0 | 84.38 | 2,681.9 | 90.4 | 0.0 | 70.6 |
| Total | 37.8 | 0.0 | 110.05 | 4,163.3 | 0.0 | 0.0 | 0.00 | 0.0 | 79.2 | 0.0 | 25.76 | 2,041.1 | 63.5 | 0.0 | 81.44 | 5,173.4 | 180.6 | 0.0 | 141.1 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 33,360 | 1,756.3 | 0.0 | 667.2 | 0.0 | 7 | 30,937 | 0.0 | 0.0 | 3,000.2 | 2,066.4 | 0.0 | 5,066.6 | 0.0 | 25,870 | 0.0 | 25,870 | 25,870 | 24,689 |
| 2014 | 31,653 | 1,589.5 | 0.0 | 633.1 | 0.0 | 7 | 29,431 | 0.0 | 0.0 | 3,000.2 | 1,960.6 | 0.0 | 4,960.9 | 0.0 | 24,470 | 0.0 | 24,470 | 50,340 | 21,231 |
| 2015 | 30,033 | 1,438.9 | 0.0 | 600.7 | 0.0 | 7 | 27,994 | 0.0 | 0.0 | 3,000.2 | 1,860.3 | 0.0 | 4,860.5 | 0.0 | 23,133 | 0.0 | 23,133 | 73,473 | 18,248 |
| 2016 | 28,572 | 1,306.0 | 0.0 | 571.4 | 0.0 | 7 | 26,695 | 0.0 | 0.0 | 3,000.2 | 1,769.8 | 0.0 | 4,770.0 | 0.0 | 21,925 | 0.0 | 21,925 | 95,398 | 15,708 |
| 2017 | 27,034 | 1,179.5 | 0.0 | 540.7 | 0.0 | 6 | 25,314 | 0.0 | 0.0 | 3,000.2 | 1,674.5 | 0.0 | 4,674.8 | 0.0 | 20,639 | 0.0 | 20,639 | 116,037 | 13,443 |
| 2018 | 25,651 | 1,068.6 | 0.0 | 513.0 | 0.0 | 6 | 24,069 | 0.0 | 0.0 | 3,000.2 | 1,588.8 | 0.0 | 4,589.1 | 0.0 | 19,480 | 0.0 | 19,480 | 135,517 | 11,535 |
| 2019 | 24,338 | 968.4 | 0.0 | 486.8 | 0.0 | 6 | 22,883 | 0.0 | 0.0 | 3,000.2 | 1,507.5 | 0.0 | 4,507.8 | 0.0 | 18,375 | 0.0 | 18,375 | 153,892 | 9,893 |
| 2020 | 23,154 | 880.2 | 0.0 | 463.1 | 0.0 | 6 | 21,811 | 0.0 | 0.0 | 3,000.2 | 1,434.2 | 0.0 | 4,434.4 | 0.0 | 17,376 | 0.0 | 17,376 | 171,269 | 8,503 |
| 2021 | 21,908 | 795.9 | 0.0 | 438.2 | 0.0 | 6 | 20,673 | 0.0 | 0.0 | 3,000.2 | 1,357.0 | 0.0 | 4,357.2 | 0.0 | 16,316 | 0.0 | 16,316 | 187,585 | 7,259 |
| 2022 | 20,786 | 722.0 | 0.0 | 415.7 | 0.0 | 5 | 19,649 | 0.0 | 0.0 | 3,000.2 | 1,287.5 | 0.0 | 4,287.8 | 0.0 | 15,361 | 0.0 | 15,361 | 202,946 | 6,213 |
| Sub | 266,490 | 11,705.3 | 0.0 | 5,329.8 | 0.0 | 6 | 249,455 | 0.0 | 0.0 | 30,002.3 | 16,506.7 | 0.0 | 46,509.0 | 0.0 | 202,946 | 0.0 | 202,946 | 202,946 | 136,720 |
| Rem | 286,845 | 6,750.9 | 0.0 | 5,736.9 | 0.0 | 4 | 274,358 | 0.0 | 0.0 | 67,305.2 | 16,530.2 | 0.0 | 83,835.4 | 4,565.6 | 185,957 | 0.0 | 185,957 | 388,902 | 35,995 |
| Total | 553,335 | 18,456.1 | 0.0 | 11,066.7 | 0.0 | 5 | 523,812 | 0.0 | 0.0 | 97,307.5 | 33,036.9 | 0.0 | 130,344.4 | 4,565.6 | 388,902 | 0.0 | 388,902 | 388,902 | 172,715 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 10.0 |
| RLI (Principal Product) | 15.99 |
| Reserves Life | 33.00 |
| RLI (BOE) | 16.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 62,534 | 6,798 | 6,798 | 6,460 |
| Gas (Mcf) | 16,415 | 1,784 | 1,784 | 1,544 |
| Gas (bbl) | 2,736 | 297 | 297 | 257 |
| *NGL (bbl) | 1,313 | 143 | 143 | 112 |
| Cond (bbl) | 348 | 38 | 38 | 30 |
| Total (bbl) | 66,931 | 7,276 | 7,276 | 6,858 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 388,902 | 0.0 | 388,902 | 53.45 |
| 5 | 241,737 | 0.0 | 241,737 | 33.23 |
| 8 | 195,051 | 0.0 | 195,051 | 26.81 |
| 10 | 172,715 | 0.0 | 172,715 | 23.74 |
| 15 | 134,646 | 0.0 | 134,646 | 18.51 |
| 20 | 110,953 | 0.0 | 110,953 | 15.25 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 138.6 | 138.6 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 1.27 | 1.27 | 1.27 | 1.27 |
| Prod (12 Mo Ave) | (BOEPD) | 1.25 | 1.25 | 1.25 | 1.25 |
| Price | ($/BOE) | 73.31 | 73.31 | 73.31 | 73.31 |
| Royalties | ($/BOE) | 5.33 | 5.33 | 5.33 | 5.33 |
| Operating Costs | ($/BOE) | 11.13 | 11.13 | 11.13 | 11.13 |
| NetBack | ($/BOE) | 56.85 | 56.85 | 56.85 | 56.85 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*  
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*  
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | HARVEST OPERATIONS CORP. |
| Location: | 00/06-07-084-14W6/0 | Formation: | BOUNDARY LAKE |
| Category | PDP | Calculation Type: | Performance |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1983-10-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1983-08-18 | Top Depth: | 4,038.7 ft KB |
| Kelly Bushing: | 2,056.4 ft SS | Total Depth: | 4,176.5 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,047.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 50.0 Mbbl | Ultimate Recoverable: | 43.4 MMcf |
| Production Area: | acre | Cumulative Production: | 37.1 Mbbl | Cumulative Production: | 43.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 12.9 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.65 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0012 Fraction |

Volumetric Remarks:

Category Remarks: Suspended - back on production September 2011

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1983-10-10 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,162 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 12.9 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2024-07-15 |
| Initial Rate: | 4 bbl/day |
| Rate at Effective Date: | 4 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 50.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.1084 Molar Fraction |
| Propane | 0 bbl | 107.00 bbl/MMcf | 0.0067 Molar Fraction |
| Butane | 0 bbl | 29.00 bbl/MMcf | 0.0264 Molar Fraction |
| Pentane+ | 0 bbl | 12.00 bbl/MMcf | 0.0157 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (9999 M$) 13.2896% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR+100% of 1/150 (5-15%) Oil+15% Gas |
| APO: 1: 6.6448% WI | | 2% GORR |

Participant Remarks: To base Boundary Lake
Not expected to pay out.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | HARVEST OPERATIONS CORP. | | Boundary Lake |
| Province: | British Columbia | | 00/06-07-084-14W6/0 |
| Field: | BOUNDARY LAKE | | PDP |
| Pool: | BOUNDARY LAKE A | | |
| Unit: | | | |
| Status: | OIL | | |


Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff End Of Hist
Time (Years)


Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 37,056 | Gas Cum | (Mcf) | 43,430 | Water Cum | (bbl) | 3,450 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 12,944 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 1,232 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 50,000 | Gas Ult Rec | (Mcf) | 43,430 | Water Ult Rec | (bbl) | 4,683 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Performance | Est Cum Prod | (bbl) | 37,056 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 07/14/2024 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 12,944 | Initial Decline (De) | 06.7 |
| Initial Rate (qi) | (bbl/day) | 4.5 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.65 | Reserve Life Index | 8.21 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 50,000 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life | 4.64 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Boundary Lake, British Columbia
**Entity :** 00/06-07-084-14W6/0
**Formation :** BOUNDARY LAKE
Effective December 31, 2012

Interests: BPO: (9999 M$) 13.2896% WI
APO: 1: 6.6448% WI

Lease Burden: 2% GORR+100% of 1/150 (5-15%) Oil+15% Gas
2% GORR

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 1.0 | 4 | 1,577.2 | 209.6 | 0.0 | 76.12 | 15,954 |
| 2014 | 1.0 | 4 | 1,470.9 | 195.5 | 0.0 | 76.12 | 14,879 |
| 2015 | 1.0 | 4 | 1,371.8 | 182.3 | 0.0 | 76.12 | 13,877 |
| 2016 | 1.0 | 4 | 1,282.8 | 170.5 | 0.0 | 76.12 | 12,976 |
| 2017 | 1.0 | 3 | 1,193.0 | 158.5 | 0.0 | 76.12 | 12,068 |
| 2018 | 1.0 | 3 | 1,112.6 | 147.9 | 0.0 | 76.12 | 11,255 |
| 2019 | 1.0 | 3 | 1,037.7 | 137.9 | 0.0 | 76.12 | 10,497 |
| 2020 | 1.0 | 3 | 970.3 | 129.0 | 0.0 | 76.12 | 9,815 |
| 2021 | 1.0 | 2 | 902.4 | 119.9 | 0.0 | 76.12 | 9,128 |
| 2022 | 1.0 | 2 | 841.6 | 111.8 | 0.0 | 76.12 | 8,513 |
| Sub | | | 11,760.2 | 1,562.9 | 0.0 | 76.12 | 118,961 |
| Rem | | | 1,184.2 | 157.4 | 0.0 | 76.12 | 11,979 |
| Total | | | 12,944.4 | 1,720.3 | 0.0 | 76.12 | 130,940 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 1 | 1 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 1 | 1 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 15,954 | 315.1 | 0.0 | 1,116.8 | 0.0 | 9 | 14,522 | 0.0 | 0.0 |
| 2014 | 14,879 | 274.0 | 0.0 | 1,041.5 | 0.0 | 9 | 13,564 | 0.0 | 0.0 |
| 2015 | 13,877 | 238.4 | 0.0 | 971.4 | 0.0 | 9 | 12,667 | 0.0 | 0.0 |
| 2016 | 12,976 | 207.8 | 0.0 | 908.3 | 0.0 | 9 | 11,860 | 0.0 | 0.0 |
| 2017 | 12,068 | 180.2 | 0.0 | 844.7 | 0.0 | 8 | 11,043 | 0.0 | 0.0 |
| 2018 | 11,255 | 156.7 | 0.0 | 787.8 | 0.0 | 8 | 10,310 | 0.0 | 0.0 |
| 2019 | 10,497 | 136.3 | 0.0 | 734.8 | 0.0 | 8 | 9,625 | 0.0 | 0.0 |
| 2020 | 9,815 | 118.9 | 0.0 | 687.1 | 0.0 | 8 | 9,009 | 0.0 | 0.0 |
| 2021 | 9,128 | 103.1 | 0.0 | 639.0 | 0.0 | 8 | 8,386 | 0.0 | 0.0 |
| 2022 | 8,513 | 89.7 | 0.0 | 595.9 | 0.0 | 8 | 7,828 | 0.0 | 0.0 |
| Sub | 118,961 | 1,820.2 | 0.0 | 8,327.3 | 0.0 | 9 | 108,814 | 0.0 | 0.0 |
| Rem | 11,979 | 115.6 | 0.0 | 838.5 | 0.0 | 8 | 11,024 | 0.0 | 0.0 |
| Total | 130,940 | 1,935.8 | 0.0 | 9,165.8 | 0.0 | 8 | 119,838 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 3,667.9 | 1,002.6 | 0.0 | 4,670.5 | 0.0 | 9,852 | 0.0 | 9,852 | 9,852 | 9,404 |
| 2014 | 3,667.9 | 935.0 | 0.0 | 4,603.0 | 0.0 | 8,961 | 0.0 | 8,961 | 18,812 | 7,776 |
| 2015 | 3,667.9 | 872.0 | 0.0 | 4,540.0 | 0.0 | 8,127 | 0.0 | 8,127 | 26,939 | 6,412 |
| 2016 | 3,667.9 | 815.4 | 0.0 | 4,483.4 | 0.0 | 7,377 | 0.0 | 7,377 | 34,316 | 5,285 |
| 2017 | 3,667.9 | 758.4 | 0.0 | 4,426.3 | 0.0 | 6,616 | 0.0 | 6,616 | 40,932 | 4,310 |
| 2018 | 3,667.9 | 707.3 | 0.0 | 4,375.2 | 0.0 | 5,935 | 0.0 | 5,935 | 46,867 | 3,514 |
| 2019 | 3,667.9 | 659.6 | 0.0 | 4,327.6 | 0.0 | 5,298 | 0.0 | 5,298 | 52,165 | 2,852 |
| 2020 | 3,667.9 | 616.8 | 0.0 | 4,284.7 | 0.0 | 4,725 | 0.0 | 4,725 | 56,890 | 2,312 |
| 2021 | 3,667.9 | 573.6 | 0.0 | 4,241.6 | 0.0 | 4,145 | 0.0 | 4,145 | 61,034 | 1,844 |
| 2022 | 3,667.9 | 535.0 | 0.0 | 4,202.9 | 0.0 | 3,625 | 0.0 | 3,625 | 64,659 | 1,466 |
| Sub | 36,679.3 | 7,475.8 | 0.0 | 44,155.1 | 0.0 | 64,659 | 0.0 | 64,659 | 64,659 | 45,176 |
| Rem | 5,639.9 | 752.8 | 0.0 | 6,392.7 | 5,581.6 | -950 | 0.0 | -950 | 63,709 | -212 |
| Total | 42,319.2 | 8,228.5 | 0.0 | 50,547.7 | 5,581.6 | 63,709 | 0.0 | 63,709 | 63,709 | 44,963 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 4.6 |
| RLI (Principal Product) | 8.21 |
| Reserves Life | 12.00 |
| RLI (BOE) | 8.2 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 12,944 | 1,720 | 1,720 | 1,574 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 12,944 | 1,720 | 1,720 | 1,574 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 63,709 | 0.0 | 63,709 | 37.03 |
| 5 | 52,922 | 0.0 | 52,922 | 30.76 |
| 8 | 47,872 | 0.0 | 47,872 | 27.83 |
| 10 | 44,963 | 0.0 | 44,963 | 26.14 |
| 15 | 38,955 | 0.0 | 38,955 | 22.65 |
| 20 | 34,321 | 0.0 | 34,321 | 19.95 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 78.4 | 78.4 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.59 | 0.59 | 0.59 | 0.59 |
| Prod (12 Mo Ave) | (BOEPD) | 0.57 | 0.57 | 0.57 | 0.57 |
| Price | ($/BOE) | 76.12 | 76.12 | 76.12 | 76.12 |
| Royalties | ($/BOE) | 6.83 | 6.83 | 6.83 | 6.83 |
| Operating Costs | ($/BOE) | 22.28 | 22.28 | 22.28 | 22.28 |
| NetBack | ($/BOE) | 47.00 | 47.00 | 47.00 | 47.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

## GENERAL

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | HARVEST OPERATIONS CORP. |
| Location: | 00/06-07-084-14W6/0 | Formation: | BOUNDARY LAKE |
| Category | P+P | Calculation Type: | Performance |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1983-10-10 |
| Alt ID: | | | |

Entity Comments:

## ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1983-08-18 | Top Depth: | 4,038.7 ft KB |
| Kelly Bushing: | 2,056.4 ft SS | Total Depth: | 4,176.5 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,047.6 ft KB |

## RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 55.0 Mbbl | Ultimate Recoverable: | 43.4 MMcf |
| Production Area: | acre | Cumulative Production: | 37.1 Mbbl | Cumulative Production: | 43.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 17.9 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.65 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0012 Fraction |

Volumetric Remarks:

Category Remarks: Suspended - back on production September 2011

## FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1983-10-10 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,162 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 17.9 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2028-12-23 |
| Initial Rate: | 4 bbl/day |
| Rate at Effective Date: | 4 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 55.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

## PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.1084 Molar Fraction |
| Propane | 0 bbl | 107.00 bbl/MMcf | 0.0067 Molar Fraction |
| Butane | 0 bbl | 29.00 bbl/MMcf | 0.0264 Molar Fraction |
| Pentane+ | 0 bbl | 12.00 bbl/MMcf | 0.0157 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

## INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (9999 M$) 13.2896% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR+100% of 1/150 (5-15%) Oil+15% Gas |
| APO: 1: 6.6448% WI | | 2% GORR |

Participant Remarks: To base Boundary Lake
Not expected to pay out.

## Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **HARVEST OPERATIONS CORP.** | | **Boundary Lake** |
| **Province:** | **British Columbia** | | **00/06-07-084-14W6/0** |
| **Field:** | **BOUNDARY LAKE** | | **P+P** |
| **Pool:** | **BOUNDARY LAKE A** | | |
| **Unit:** | | | |
| **Status:** | **OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff End Of Hist
2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000 60,000 65,000 70,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 37,056 | Gas Cum | (Mcf) | 43,430 | Water Cum | (bbl) | 3,450 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 17,944 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 1,708 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 55,000 | Gas Ult Rec | (Mcf) | 43,430 | Water Ult Rec | (bbl) | 5,159 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Performance | Est Cum Prod | (bbl) | 37,056 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 12/22/2028 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 17,944 | Initial Decline (De) | 04.9 |
| Initial Rate (qi) | (bbl/day) | 4.5 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.65 | Reserve Life Index | 11.25 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 55,000 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life | 6.43 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Boundary Lake, British Columbia
**Entity :** 00/06-07-084-14W6/0
**Formation :** BOUNDARY LAKE
Effective December 31, 2012

Interests: BPO: (9999 M$) 13.2896% WI
APO: 1: 6.6448% WI

Total Proved Plus Probable Reserves

Lease Burden: 2% GORR+100% of 1/150 (5-15%) Oil+15% Gas
2% GORR

Lessor: Crown:New Oil 100% Base 12 Gas 100%

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 4 | 1,594.9 | 212.0 | 0.0 | 76.12 | 16,133 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 1 | 1 |
| 2014 | 1.0 | 4 | 1,516.4 | 201.5 | 0.0 | 76.12 | 15,339 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 1 | 1 |
| 2015 | 1.0 | 4 | 1,441.8 | 191.6 | 0.0 | 76.12 | 14,585 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 1 | 1 |
| 2016 | 1.0 | 4 | 1,374.5 | 182.7 | 0.0 | 76.12 | 13,904 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 4 | 1,303.2 | 173.2 | 0.0 | 76.12 | 13,183 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 3 | 1,239.1 | 164.7 | 0.0 | 76.12 | 12,534 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 3 | 1,178.1 | 156.6 | 0.0 | 76.12 | 11,917 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 3 | 1,123.1 | 149.3 | 0.0 | 76.12 | 11,361 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 3 | 1,064.9 | 141.5 | 0.0 | 76.12 | 10,772 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 3 | 1,012.5 | 134.6 | 0.0 | 76.12 | 10,242 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 12,848.5 | 1,707.5 | 0.0 | 76.12 | 129,969 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 5,095.8 | 677.2 | 0.0 | 76.12 | 51,547 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 17,944.3 | 2,384.7 | 0.0 | 76.12 | 181,517 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 16,133 | 322.1 | 0.0 | 1,129.3 | 0.0 | 9 | 14,682 | 0.0 | 0.0 | 3,667.9 | 1,013.8 | 0.0 | 4,681.8 | 0.0 | 10,000 | 0.0 | 10,000 | 10,000 | 9,544 |
| 2014 | 15,339 | 291.2 | 0.0 | 1,073.8 | 0.0 | 9 | 13,974 | 0.0 | 0.0 | 3,667.9 | 964.0 | 0.0 | 4,631.9 | 0.0 | 9,343 | 0.0 | 9,343 | 19,343 | 8,106 |
| 2015 | 14,585 | 263.3 | 0.0 | 1,020.9 | 0.0 | 9 | 13,300 | 0.0 | 0.0 | 3,667.9 | 916.5 | 0.0 | 4,584.5 | 0.0 | 8,716 | 0.0 | 8,716 | 28,059 | 6,876 |
| 2016 | 13,904 | 238.5 | 0.0 | 973.3 | 0.0 | 9 | 12,692 | 0.0 | 0.0 | 3,667.9 | 873.7 | 0.0 | 4,541.7 | 0.0 | 8,150 | 0.0 | 8,150 | 36,209 | 5,839 |
| 2017 | 13,183 | 215.0 | 0.0 | 922.8 | 0.0 | 9 | 12,045 | 0.0 | 0.0 | 3,667.9 | 828.4 | 0.0 | 4,496.4 | 0.0 | 7,549 | 0.0 | 7,549 | 43,757 | 4,917 |
| 2018 | 12,534 | 194.4 | 0.0 | 877.4 | 0.0 | 9 | 11,462 | 0.0 | 0.0 | 3,667.9 | 787.7 | 0.0 | 4,455.6 | 0.0 | 7,007 | 0.0 | 7,007 | 50,764 | 4,149 |
| 2019 | 11,917 | 175.7 | 0.0 | 834.2 | 0.0 | 8 | 10,907 | 0.0 | 0.0 | 3,667.9 | 748.9 | 0.0 | 4,416.8 | 0.0 | 6,490 | 0.0 | 6,490 | 57,254 | 3,494 |
| 2020 | 11,361 | 159.3 | 0.0 | 795.3 | 0.0 | 8 | 10,407 | 0.0 | 0.0 | 3,667.9 | 713.9 | 0.0 | 4,381.9 | 0.0 | 6,025 | 0.0 | 6,025 | 63,279 | 2,948 |
| 2021 | 10,772 | 143.6 | 0.0 | 754.0 | 0.0 | 8 | 9,874 | 0.0 | 0.0 | 3,667.9 | 676.9 | 0.0 | 4,344.8 | 0.0 | 5,529 | 0.0 | 5,529 | 68,808 | 2,460 |
| 2022 | 10,242 | 129.8 | 0.0 | 716.9 | 0.0 | 8 | 9,395 | 0.0 | 0.0 | 3,667.9 | 643.6 | 0.0 | 4,311.5 | 0.0 | 5,083 | 0.0 | 5,083 | 73,892 | 2,056 |
| Sub | 129,969 | 2,132.9 | 0.0 | 9,097.9 | 0.0 | 9 | 118,739 | 0.0 | 0.0 | 36,679.3 | 8,167.5 | 0.0 | 44,846.8 | 0.0 | 73,892 | 0.0 | 73,892 | 73,892 | 50,389 |
| Rem | 51,547 | 553.8 | 0.0 | 3,608.3 | 0.0 | 8 | 47,385 | 0.0 | 0.0 | 21,918.8 | 3,239.3 | 0.0 | 25,158.2 | 5,581.6 | 16,645 | 0.0 | 16,645 | 90,537 | 5,435 |
| Total | 181,517 | 2,686.7 | 0.0 | 12,706.2 | 0.0 | 8 | 166,124 | 0.0 | 0.0 | 58,598.1 | 11,406.8 | 0.0 | 70,005.0 | 5,581.6 | 90,537 | 0.0 | 90,537 | 90,537 | 55,823 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 6.4 |
| RLI (Principal Product) | 11.25 |
| Reserves Life | 16.00 |
| RLI (BOE) | 11.3 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 17,944 | 2,385 | 2,385 | 2,182 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 17,944 | 2,385 | 2,385 | 2,182 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 90,537 | 0.0 | 90,537 | 37.97 |
| 5 | 69,596 | 0.0 | 69,596 | 29.18 |
| 8 | 60,693 | 0.0 | 60,693 | 25.45 |
| 10 | 55,823 | 0.0 | 55,823 | 23.41 |
| 15 | 46,354 | 0.0 | 46,354 | 19.44 |
| 20 | 39,580 | 0.0 | 39,580 | 16.60 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 96.2 | | 96.2 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.59 | 0.59 | 0.59 | 0.59 |
| Prod (12 Mo Ave) | (BOEPD) | 0.58 | 0.58 | 0.58 | 0.58 |
| Price | ($/BOE) | 76.12 | 76.12 | 76.12 | 76.12 |
| Royalties | ($/BOE) | 6.85 | 6.85 | 6.85 | 6.85 |
| Operating Costs | ($/BOE) | 22.09 | 22.09 | 22.09 | 22.09 |
| NetBack | ($/BOE) | 47.18 | 47.18 | 47.18 | 47.18 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | IMPERIAL OIL RESOURCES LIMITED |
| Location: | 00/08-08-084-14W6/0 | Formation: | BOUNDARY LAKE |
| Category | PDP | Calculation Type: | Decline |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1984-08-10 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1984-07-13 | Top Depth: | 4,271.7 ft KB |
| Kelly Bushing: | 2,280.5 ft SS | Total Depth: | 4,432.4 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,274.3 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 240.0 Mbbl | Ultimate Recoverable: | 215.0 MMcf |
| Production Area: | acre | Cumulative Production: | 191.9 Mbbl | Cumulative Production: | 181.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 48.1 Mbbl | Remaining Recoverable: | 33.6 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 11.8 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.65 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0016 Fraction |
| | | | | CO2 Content: | 0.0167 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1984-08-10 | GOR: | 700.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,069 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 33,641.5 Mcf Oil: 48.1 Mbbl

Number of Trends: 1

**Trends** 1

| | |
|---|---|
| Product: | Oil |
| Start Date: | 2013-01-01 |
| End Date: | 2029-04-07 |
| Initial Rate: | 21 bbl/day |
| Rate at Effective Date: | 21 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 240.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0785 Molar Fraction |
| Propane | 1,260 bbl | 107.00 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 341 bbl | 29.00 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 141 bbl | 12.00 bbl/MMcf | 0.0025 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 6.6448% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

Participant Remarks: To base Boundary Lake
GORR's: 0.75% + 1.25%

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **IMPERIAL OIL RESOURCES LIMITED** | | **Boundary Lake** |
| **Province:** | **British Columbia** | | **00/08-08-084-14W6/0** |
| **Field:** | **BOUNDARY LAKE** | | **PDP** |
| **Pool:** | **BOUNDARY LAKE A** | | |
| **Unit:** | | | |
| **Status:** | **OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
275,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 191,941 | Gas Cum | (Mcf) | 181,387 | Water Cum | (bbl) | 1,951 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 48,059 | Gas Rem Rec | (Mcf) | 33,641 | Water Rem Rec | (bbl) | 685 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 240,000 | Gas Ult Rec | (Mcf) | 215,029 | Water Ult Rec | (bbl) | 2,635 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Decline | Est Cum Prod | (bbl) | 191,941 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 04/06/2029 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 48,059 | Initial Decline (De) | 13.5 |
| Initial Rate (qi) | (bbl/day) | 20.9 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.65 | Reserve Life Index | 6.72 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 240,000 | Gas Total Sales | (Mcf) | 11,775 | Reserve Half Life | 4.19 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Boundary Lake, British Columbia    Interests: 6.6448% WI    Lease Burden: 2% GORR
**Entity :** 00/08-08-084-14W6/0
**Formation :** BOUNDARY LAKE    Lessor: Crown:New Oil 100% Base 12 Gas 100%
Effective December 31, 2012    Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 20 | 7,150.9 | 475.2 | 0.0 | 76.12 | 36,168 | 0.0 | 5 | 1,752.0 | 116.4 | 0.0 | 2.50 | 291 | 0.0 | 0.00 | 1 | 1 |
| 2014 | 1.0 | 17 | 6,188.0 | 411.2 | 0.0 | 76.12 | 31,298 | 0.0 | 4 | 1,516.1 | 100.7 | 0.0 | 2.50 | 252 | 0.0 | 0.00 | 1 | 1 |
| 2015 | 1.0 | 15 | 5,354.8 | 355.8 | 0.0 | 76.12 | 27,083 | 0.0 | 4 | 1,311.9 | 87.2 | 0.0 | 2.50 | 218 | 0.0 | 0.00 | 1 | 1 |
| 2016 | 1.0 | 13 | 4,645.6 | 308.7 | 0.0 | 76.12 | 23,496 | 0.0 | 3 | 1,138.2 | 75.6 | 0.0 | 2.50 | 189 | 0.0 | 0.00 | 1 | 1 |
| 2017 | 1.0 | 11 | 4,008.2 | 266.3 | 0.0 | 76.12 | 20,273 | 0.0 | 3 | 982.0 | 65.3 | 0.0 | 2.50 | 163 | 0.0 | 0.00 | 1 | 1 |
| 2018 | 1.0 | 10 | 3,468.5 | 230.5 | 0.0 | 76.12 | 17,543 | 0.0 | 2 | 849.8 | 56.5 | 0.0 | 2.50 | 141 | 0.0 | 0.00 | 1 | 1 |
| 2019 | 1.0 | 8 | 3,001.5 | 199.4 | 0.0 | 76.12 | 15,181 | 0.0 | 2 | 735.4 | 48.9 | 0.0 | 2.50 | 122 | 0.0 | 0.00 | 1 | 1 |
| 2020 | 1.0 | 7 | 2,603.9 | 173.0 | 0.0 | 76.12 | 13,170 | 0.0 | 2 | 638.0 | 42.4 | 0.0 | 2.50 | 106 | 0.0 | 0.00 | 1 | 1 |
| 2021 | 1.0 | 6 | 2,246.7 | 149.3 | 0.0 | 76.12 | 11,363 | 0.0 | 2 | 550.4 | 36.6 | 0.0 | 2.50 | 92 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 5 | 1,944.2 | 129.2 | 0.0 | 76.12 | 9,833 | 0.0 | 1 | 476.3 | 31.7 | 0.0 | 2.50 | 79 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 40,612.4 | 2,698.6 | 0.0 | 76.12 | 205,408 | | | 9,950.0 | 661.2 | 0.0 | 2.50 | 1,654 | 0.0 | 0.00 | | |
| Rem | | | 7,446.9 | 494.8 | 0.0 | 76.12 | 37,665 | | | 1,824.5 | 121.2 | 0.0 | 2.50 | 303 | 0.0 | 0.00 | | |
| Total | | | 48,059.3 | 3,193.4 | 0.0 | 76.12 | 243,073 | | | 11,774.5 | 782.4 | 0.0 | 2.50 | 1,957 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 1.4 | 0.0 | 106.08 | 148.2 | 0.0 | 0.0 | 0.00 | 0.0 | 12.5 | 0.0 | 24.83 | 309.3 | 3.4 | 0.0 | 78.50 | 265.0 | 17.2 | 0.0 | 13.5 |
| 2014 | 1.2 | 0.0 | 106.08 | 128.2 | 0.0 | 0.0 | 0.00 | 0.0 | 10.8 | 0.0 | 24.83 | 267.7 | 2.9 | 0.0 | 78.50 | 229.3 | 14.9 | 0.0 | 11.7 |
| 2015 | 1.0 | 0.0 | 106.08 | 111.0 | 0.0 | 0.0 | 0.00 | 0.0 | 9.3 | 0.0 | 24.83 | 231.6 | 2.5 | 0.0 | 78.50 | 198.5 | 12.9 | 0.0 | 10.1 |
| 2016 | 0.9 | 0.0 | 106.08 | 96.3 | 0.0 | 0.0 | 0.00 | 0.0 | 8.1 | 0.0 | 24.83 | 200.9 | 2.2 | 0.0 | 78.50 | 172.2 | 11.2 | 0.0 | 8.7 |
| 2017 | 0.8 | 0.0 | 106.08 | 83.1 | 0.0 | 0.0 | 0.00 | 0.0 | 7.0 | 0.0 | 24.83 | 173.4 | 1.9 | 0.0 | 78.50 | 148.5 | 9.7 | 0.0 | 7.5 |
| 2018 | 0.7 | 0.0 | 106.08 | 71.9 | 0.0 | 0.0 | 0.00 | 0.0 | 6.0 | 0.0 | 24.83 | 150.0 | 1.6 | 0.0 | 78.50 | 128.5 | 8.4 | 0.0 | 6.5 |
| 2019 | 0.6 | 0.0 | 106.08 | 62.2 | 0.0 | 0.0 | 0.00 | 0.0 | 5.2 | 0.0 | 24.83 | 129.8 | 1.4 | 0.0 | 78.50 | 111.2 | 7.2 | 0.0 | 5.7 |
| 2020 | 0.5 | 0.0 | 106.08 | 54.0 | 0.0 | 0.0 | 0.00 | 0.0 | 4.5 | 0.0 | 24.83 | 112.6 | 1.2 | 0.0 | 78.50 | 96.5 | 6.3 | 0.0 | 4.9 |
| 2021 | 0.4 | 0.0 | 106.08 | 46.6 | 0.0 | 0.0 | 0.00 | 0.0 | 3.9 | 0.0 | 24.83 | 97.2 | 1.1 | 0.0 | 78.50 | 83.3 | 5.4 | 0.0 | 4.2 |
| 2022 | 0.4 | 0.0 | 106.08 | 40.3 | 0.0 | 0.0 | 0.00 | 0.0 | 3.4 | 0.0 | 24.83 | 84.1 | 0.9 | 0.0 | 78.50 | 72.1 | 4.7 | 0.0 | 3.7 |
| Sub | 7.9 | 0.0 | 106.08 | 841.6 | 0.0 | 0.0 | 0.00 | 0.0 | 70.7 | 0.0 | 24.83 | 1,756.7 | 19.2 | 0.0 | 78.50 | 1,505.1 | 97.9 | 0.0 | 76.5 |
| Rem | 1.5 | 0.0 | 106.08 | 154.3 | 0.0 | 0.0 | 0.00 | 0.0 | 13.0 | 0.0 | 24.83 | 322.1 | 3.5 | 0.0 | 78.50 | 276.0 | 17.9 | 0.0 | 14.0 |
| Total | 9.4 | 0.0 | 106.08 | 996.0 | 0.0 | 0.0 | 0.00 | 0.0 | 83.7 | 0.0 | 24.83 | 2,078.8 | 22.7 | 0.0 | 78.50 | 1,781.1 | 115.8 | 0.0 | 90.5 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 37,181 | 3,418.1 | 0.0 | 743.6 | 0.0 | 11 | 33,020 | 0.0 | 0.0 | 1,834.0 | 2,219.0 | 0.0 | 4,053.0 | 0.0 | 28,967 | 0.0 | 28,967 | 28,967 | 27,662 |
| 2014 | 32,175 | 2,580.0 | 0.0 | 643.5 | 0.0 | 10 | 28,951 | 0.0 | 0.0 | 1,834.0 | 1,920.2 | 0.0 | 3,754.2 | 0.0 | 25,197 | 0.0 | 25,197 | 54,164 | 21,877 |
| 2015 | 27,843 | 1,949.7 | 0.0 | 556.9 | 0.0 | 9 | 25,336 | 0.0 | 0.0 | 1,834.0 | 1,661.6 | 0.0 | 3,495.6 | 0.0 | 21,840 | 0.0 | 21,840 | 76,004 | 17,240 |
| 2016 | 24,155 | 1,476.4 | 0.0 | 483.1 | 0.0 | 8 | 22,195 | 0.0 | 0.0 | 1,834.0 | 1,441.6 | 0.0 | 3,275.5 | 0.0 | 18,920 | 0.0 | 18,920 | 94,924 | 13,555 |
| 2017 | 20,841 | 1,115.3 | 0.0 | 416.8 | 0.0 | 7 | 19,309 | 0.0 | 0.0 | 1,834.0 | 1,243.8 | 0.0 | 3,077.8 | 0.0 | 16,231 | 0.0 | 16,231 | 111,155 | 10,572 |
| 2018 | 18,035 | 846.7 | 0.0 | 360.7 | 0.0 | 7 | 16,827 | 0.0 | 0.0 | 1,834.0 | 1,076.3 | 0.0 | 2,910.3 | 0.0 | 13,917 | 0.0 | 13,917 | 125,072 | 8,241 |
| 2019 | 15,606 | 643.9 | 0.0 | 312.1 | 0.0 | 6 | 14,650 | 0.0 | 0.0 | 1,834.0 | 931.4 | 0.0 | 2,765.4 | 0.0 | 11,885 | 0.0 | 11,885 | 136,957 | 6,398 |
| 2020 | 13,539 | 491.9 | 0.0 | 270.8 | 0.0 | 6 | 12,777 | 0.0 | 0.0 | 1,834.0 | 808.0 | 0.0 | 2,642.0 | 0.0 | 10,135 | 0.0 | 10,135 | 147,092 | 4,959 |
| 2021 | 11,682 | 374.6 | 0.0 | 233.6 | 0.0 | 5 | 11,074 | 0.0 | 0.0 | 1,834.0 | 697.2 | 0.0 | 2,531.1 | 0.0 | 8,542 | 0.0 | 8,542 | 155,634 | 3,800 |
| 2022 | 10,109 | 287.0 | 0.0 | 202.2 | 0.0 | 5 | 9,620 | 0.0 | 0.0 | 1,834.0 | 603.3 | 0.0 | 2,437.3 | 0.0 | 7,182 | 0.0 | 7,182 | 162,817 | 2,905 |
| Sub | 211,166 | 13,183.5 | 0.0 | 4,223.3 | 0.0 | 8 | 193,759 | 0.0 | 0.0 | 18,339.6 | 12,602.4 | 0.0 | 30,942.0 | 0.0 | 162,817 | 0.0 | 162,817 | 162,817 | 117,210 |
| Rem | 38,720 | 779.6 | 0.0 | 774.4 | 0.0 | 4 | 37,166 | 0.0 | 0.0 | 11,492.8 | 2,310.8 | 0.0 | 13,803.7 | 2,790.8 | 20,572 | 0.0 | 20,572 | 183,389 | 6,632 |
| Total | 249,886 | 13,963.1 | 0.0 | 4,997.7 | 0.0 | 8 | 230,925 | 0.0 | 0.0 | 29,832.5 | 14,913.2 | 0.0 | 44,745.7 | 2,790.8 | 183,389 | 0.0 | 183,389 | 183,389 | 123,842 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 4.2 |
| RLI (Principal Product) | 6.72 |
| Reserves Life | 17.00 |
| RLI (BOE) | 6.7 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 48,059 | 3,193 | 3,193 | 2,962 |
| Gas (Mcf) | 11,775 | 782 | 782 | 681 |
| Gas (bbl) | 1,962 | 130 | 130 | 113 |
| *NGL (bbl) | 1,601 | 106 | 106 | 83 |
| Cond (bbl) | 141 | 9 | 9 | 7 |
| Total (bbl) | 51,764 | 3,440 | 3,440 | 3,166 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are Included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 183,389 | 0.0 | 183,389 | 53.32 |
| 5 | 148,059 | 0.0 | 148,059 | 43.04 |
| 8 | 132,519 | 0.0 | 132,519 | 38.53 |
| 10 | 123,842 | 0.0 | 123,842 | 36.00 |
| 15 | 106,504 | 0.0 | 106,504 | 30.96 |
| 20 | 93,619 | 0.0 | 93,619 | 27.22 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 88.4 | 88.4 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 1.48 | 1.48 | 1.48 | 1.48 |
| Prod (12 Mo Ave) | (BOEPD) | 1.40 | 1.40 | 1.40 | 1.40 |
| Price | ($/BOE) | 72.65 | 72.65 | 72.65 | 72.65 |
| Royalties | ($/BOE) | 8.13 | 8.13 | 8.13 | 8.13 |
| Operating Costs | ($/BOE) | 7.92 | 7.92 | 7.92 | 7.92 |
| NetBack | ($/BOE) | 56.60 | 56.60 | 56.60 | 56.60 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | IMPERIAL OIL RESOURCES LIMITED |
| Location: | 00/08-08-084-14W6/0 | Formation: | BOUNDARY LAKE |
| Category | P+P | Calculation Type: | Decline |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1984-08-10 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1984-07-13 | Top Depth: | 4,271.7 ft KB |
| Kelly Bushing: | 2,280.5 ft SS | Total Depth: | 4,432.4 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,274.3 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 280.0 Mbbl | Ultimate Recoverable: | 243.0 MMcf |
| Production Area: | acre | Cumulative Production: | 191.9 Mbbl | Cumulative Production: | 181.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 88.1 Mbbl | Remaining Recoverable: | 61.6 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 21.6 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.65 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0016 Fraction |
| | | | | CO2 Content: | 0.0167 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1984-08-10 | GOR: | 700.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,069 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 61,641.5 Mcf | Oil: | 88.1 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2013-01-01 |
| End Date: | 2042-10-19 |
| Initial Rate: | 21 bbl/day |
| Rate at Effective Date: | 21 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 280.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0785 Molar Fraction |
| Propane | 2,308 bbl | 107.00 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 626 bbl | 29.00 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 259 bbl | 12.00 bbl/MMcf | 0.0025 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01

Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 6.6448% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

Participant Remarks: To base Boundary Lake
GORR's: 0.75% + 1.25%

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | IMPERIAL OIL RESOURCES LIMITED | | Boundary Lake |
| Province: | British Columbia | | 00/08-08-084-14W6/0 |
| Field: | BOUNDARY LAKE | | P+P |
| Pool: | BOUNDARY LAKE A | | |
| Unit: | | | |
| Status: | OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff End Of Hist
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
275,000
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 191,941 | Gas Cum | (Mcf) | 181,387 | Water Cum | (bbl) | 1,951 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 88,059 | Gas Rem Rec | (Mcf) | 61,641 | Water Rem Rec | (bbl) | 1,255 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 280,000 | Gas Ult Rec | (Mcf) | 243,029 | Water Ult Rec | (bbl) | 3,205 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Decline | Est Cum Prod | (bbl) | 191,941 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 10/18/2042 | OVIP (Volumetric) | (bbl) | 0 | Remaining Rec | (bbl) | 88,059 | Initial Decline (De) | 07.6 |
| Initial Rate (qi) | (bbl/day) | 21.0 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.65 | Reserve Life Index | 11.92 |
| Final Rate (qf) | (bbl/day) | 2.0 | Ult Recoverable | (bbl) | 280,000 | Gas Total Sales | (Mcf) | 21,575 | Reserve Half Life | 7.64 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Boundary Lake, British Columbia    Interests: 6.6448% WI    Lease Burden: 2% GORR
**Entity :** 00/08-08-084-14W6/0
**Formation :** BOUNDARY LAKE    Lessor: Crown:New Oil 100% Base 12 Gas 100%
Effective December 31, 2012    Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 20 | 7,386.0 | 490.8 | 0.0 | 76.12 | 37,357 | 0.0 | 5 | 1,809.6 | 120.2 | 0.0 | 2.50 | 301 | 0.0 | 0.00 | 1 | 1 |
| 2014 | 1.0 | 19 | 6,825.4 | 453.5 | 0.0 | 76.12 | 34,521 | 0.0 | 5 | 1,672.2 | 111.1 | 0.0 | 2.50 | 278 | 0.0 | 0.00 | 1 | 1 |
| 2015 | 1.0 | 17 | 6,307.3 | 419.1 | 0.0 | 76.12 | 31,901 | 0.0 | 4 | 1,545.3 | 102.7 | 0.0 | 2.50 | 257 | 0.0 | 0.00 | 1 | 1 |
| 2016 | 1.0 | 16 | 5,843.9 | 388.3 | 0.0 | 76.12 | 29,557 | 0.0 | 4 | 1,431.8 | 95.1 | 0.0 | 2.50 | 238 | 0.0 | 0.00 | 1 | 1 |
| 2017 | 1.0 | 15 | 5,385.0 | 357.8 | 0.0 | 76.12 | 27,236 | 0.0 | 4 | 1,319.3 | 87.7 | 0.0 | 2.50 | 219 | 0.0 | 0.00 | 1 | 1 |
| 2018 | 1.0 | 14 | 4,976.2 | 330.7 | 0.0 | 76.12 | 25,169 | 0.0 | 3 | 1,219.2 | 81.0 | 0.0 | 2.50 | 203 | 0.0 | 0.00 | 1 | 1 |
| 2019 | 1.0 | 13 | 4,598.5 | 305.6 | 0.0 | 76.12 | 23,258 | 0.0 | 3 | 1,126.6 | 74.9 | 0.0 | 2.50 | 187 | 0.0 | 0.00 | 1 | 1 |
| 2020 | 1.0 | 12 | 4,260.7 | 283.1 | 0.0 | 76.12 | 21,549 | 0.0 | 3 | 1,043.9 | 69.4 | 0.0 | 2.50 | 174 | 0.0 | 0.00 | 1 | 1 |
| 2021 | 1.0 | 11 | 3,926.1 | 260.9 | 0.0 | 76.12 | 19,857 | 0.0 | 3 | 961.9 | 63.9 | 0.0 | 2.50 | 160 | 0.0 | 0.00 | 1 | 1 |
| 2022 | 1.0 | 10 | 3,628.1 | 241.1 | 0.0 | 76.12 | 18,350 | 0.0 | 2 | 888.9 | 59.1 | 0.0 | 2.50 | 148 | 0.0 | 0.00 | 1 | 1 |
| Sub | | | 53,137.0 | 3,530.8 | 0.0 | 76.12 | 268,755 | | | 13,018.6 | 865.1 | 0.0 | 2.50 | 2,164 | 0.0 | 0.00 | | |
| Rem | | | 34,922.3 | 2,320.5 | 0.0 | 79.76 | 185,095 | | | 8,556.0 | 568.5 | 0.0 | 2.62 | 1,490 | 0.0 | 0.00 | | |
| Total | | | 88,059.3 | 5,851.4 | 0.0 | 77.56 | 453,850 | | | 21,574.5 | 1,433.6 | 0.0 | 2.55 | 3,655 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 1.4 | 0.0 | 106.08 | 153.1 | 0.0 | 0.0 | 0.00 | 0.0 | 12.9 | 0.0 | 24.83 | 319.5 | 3.5 | 0.0 | 78.50 | 273.7 | 17.8 | 0.0 | 13.9 |
| 2014 | 1.3 | 0.0 | 106.08 | 141.4 | 0.0 | 0.0 | 0.00 | 0.0 | 11.9 | 0.0 | 24.83 | 295.2 | 3.2 | 0.0 | 78.50 | 253.0 | 16.4 | 0.0 | 12.9 |
| 2015 | 1.2 | 0.0 | 106.08 | 130.7 | 0.0 | 0.0 | 0.00 | 0.0 | 11.0 | 0.0 | 24.83 | 272.8 | 3.0 | 0.0 | 78.50 | 233.8 | 15.2 | 0.0 | 11.9 |
| 2016 | 1.1 | 0.0 | 106.08 | 121.1 | 0.0 | 0.0 | 0.00 | 0.0 | 10.2 | 0.0 | 24.83 | 252.8 | 2.8 | 0.0 | 78.50 | 216.6 | 14.1 | 0.0 | 11.0 |
| 2017 | 1.1 | 0.0 | 106.08 | 111.6 | 0.0 | 0.0 | 0.00 | 0.0 | 9.4 | 0.0 | 24.83 | 232.9 | 2.5 | 0.0 | 78.50 | 199.6 | 13.0 | 0.0 | 10.1 |
| 2018 | 1.0 | 0.0 | 106.08 | 103.1 | 0.0 | 0.0 | 0.00 | 0.0 | 8.7 | 0.0 | 24.83 | 215.3 | 2.3 | 0.0 | 78.50 | 184.4 | 12.0 | 0.0 | 9.4 |
| 2019 | 0.9 | 0.0 | 106.08 | 95.3 | 0.0 | 0.0 | 0.00 | 0.0 | 8.0 | 0.0 | 24.83 | 198.9 | 2.2 | 0.0 | 78.50 | 170.4 | 11.1 | 0.0 | 8.7 |
| 2020 | 0.8 | 0.0 | 106.08 | 88.3 | 0.0 | 0.0 | 0.00 | 0.0 | 7.4 | 0.0 | 24.83 | 184.3 | 2.0 | 0.0 | 78.50 | 157.9 | 10.3 | 0.0 | 8.0 |
| 2021 | 0.8 | 0.0 | 106.08 | 81.4 | 0.0 | 0.0 | 0.00 | 0.0 | 6.8 | 0.0 | 24.83 | 169.8 | 1.9 | 0.0 | 78.50 | 145.5 | 9.5 | 0.0 | 7.4 |
| 2022 | 0.7 | 0.0 | 106.08 | 75.2 | 0.0 | 0.0 | 0.00 | 0.0 | 6.3 | 0.0 | 24.83 | 156.9 | 1.7 | 0.0 | 78.50 | 134.5 | 8.7 | 0.0 | 6.8 |
| Sub | 10.4 | 0.0 | 106.08 | 1,101.2 | 0.0 | 0.0 | 0.00 | 0.0 | 92.6 | 0.0 | 24.83 | 2,298.5 | 25.1 | 0.0 | 78.50 | 1,969.3 | 128.0 | 0.0 | 100.1 |
| Rem | 6.8 | 0.0 | 111.17 | 758.4 | 0.0 | 0.0 | 0.00 | 0.0 | 60.8 | 0.0 | 26.02 | 1,583.0 | 16.5 | 0.0 | 82.26 | 1,356.3 | 84.1 | 0.0 | 65.8 |
| Total | 17.2 | 0.0 | 108.10 | 1,859.6 | 0.0 | 0.0 | 0.00 | 0.0 | 153.4 | 0.0 | 25.30 | 3,881.5 | 41.6 | 0.0 | 79.99 | 3,325.6 | 212.2 | 0.0 | 165.8 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 38,404 | 3,636.4 | 0.0 | 768.1 | 0.0 | 11 | 33,999 | 0.0 | 0.0 | 1,834.0 | 2,291.9 | 0.0 | 4,125.9 | 0.0 | 29,873 | 0.0 | 29,873 | 29,873 | 28,514 |
| 2014 | 35,489 | 3,118.0 | 0.0 | 709.8 | 0.0 | 11 | 31,661 | 0.0 | 0.0 | 1,834.0 | 2,118.0 | 0.0 | 3,951.9 | 0.0 | 27,709 | 0.0 | 27,709 | 57,582 | 24,045 |
| 2015 | 32,795 | 2,674.4 | 0.0 | 655.9 | 0.0 | 10 | 29,465 | 0.0 | 0.0 | 1,834.0 | 1,957.2 | 0.0 | 3,791.2 | 0.0 | 25,674 | 0.0 | 25,674 | 83,256 | 20,255 |
| 2016 | 30,386 | 2,299.3 | 0.0 | 607.7 | 0.0 | 10 | 27,478 | 0.0 | 0.0 | 1,834.0 | 1,813.4 | 0.0 | 3,647.4 | 0.0 | 23,831 | 0.0 | 23,831 | 107,087 | 17,073 |
| 2017 | 27,999 | 1,967.8 | 0.0 | 560.0 | 0.0 | 9 | 25,472 | 0.0 | 0.0 | 1,834.0 | 1,671.0 | 0.0 | 3,505.0 | 0.0 | 21,967 | 0.0 | 21,967 | 129,054 | 14,308 |
| 2018 | 25,874 | 1,689.6 | 0.0 | 517.5 | 0.0 | 9 | 23,667 | 0.0 | 0.0 | 1,834.0 | 1,544.2 | 0.0 | 3,378.1 | 0.0 | 20,289 | 0.0 | 20,289 | 149,343 | 12,014 |
| 2019 | 23,910 | 1,451.4 | 0.0 | 478.2 | 0.0 | 8 | 21,981 | 0.0 | 0.0 | 1,834.0 | 1,427.0 | 0.0 | 3,260.9 | 0.0 | 18,720 | 0.0 | 18,720 | 168,062 | 10,078 |
| 2020 | 22,153 | 1,250.5 | 0.0 | 443.1 | 0.0 | 8 | 20,460 | 0.0 | 0.0 | 1,834.0 | 1,322.1 | 0.0 | 3,156.1 | 0.0 | 17,304 | 0.0 | 17,304 | 185,366 | 8,467 |
| 2021 | 20,414 | 1,072.1 | 0.0 | 408.3 | 0.0 | 7 | 18,933 | 0.0 | 0.0 | 1,834.0 | 1,218.3 | 0.0 | 3,052.3 | 0.0 | 15,881 | 0.0 | 15,881 | 201,247 | 7,065 |
| 2022 | 18,864 | 922.2 | 0.0 | 377.3 | 0.0 | 7 | 17,565 | 0.0 | 0.0 | 1,834.0 | 1,125.8 | 0.0 | 2,959.8 | 0.0 | 14,605 | 0.0 | 14,605 | 215,852 | 5,907 |
| Sub | 276,288 | 20,081.7 | 0.0 | 5,525.8 | 0.0 | 9 | 250,681 | 0.0 | 0.0 | 18,339.6 | 16,488.9 | 0.0 | 34,828.5 | 0.0 | 215,852 | 0.0 | 215,852 | 215,852 | 147,727 |
| Rem | 190,284 | 5,674.4 | 0.0 | 3,805.7 | 0.0 | 5 | 180,803 | 0.0 | 0.0 | 36,309.5 | 10,836.7 | 0.0 | 47,146.2 | 2,790.8 | 130,866 | 0.0 | 130,866 | 346,719 | 28,721 |
| Total | 466,572 | 25,756.1 | 0.0 | 9,331.4 | 0.0 | 8 | 431,484 | 0.0 | 0.0 | 54,649.2 | 27,325.6 | 0.0 | 81,974.7 | 2,790.8 | 346,719 | 0.0 | 346,719 | 346,719 | 176,448 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 7.6 |
| RLI (Principal Product) | 11.92 |
| Reserves Life | 30.00 |
| RLI (BOE) | 11.9 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 88,059 | 5,851 | 5,851 | 5,426 |
| Gas (Mcf) | 21,575 | 1,434 | 1,434 | 1,247 |
| Gas (bbl) | 3,596 | 239 | 239 | 208 |
| *NGL (bbl) | 2,934 | 195 | 195 | 152 |
| Cond (bbl) | 259 | 17 | 17 | 13 |
| Total (bbl) | 94,848 | 6,302 | 6,302 | 5,800 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 346,719 | 0.0 | 346,719 | 55.01 |
| 5 | 234,935 | 0.0 | 234,935 | 37.28 |
| 8 | 195,950 | 0.0 | 195,950 | 31.09 |
| 10 | 176,448 | 0.0 | 176,448 | 28.00 |
| 15 | 141,682 | 0.0 | 141,682 | 22.48 |
| 20 | 118,944 | 0.0 | 118,944 | 18.87 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 121.9 | 121.9 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 1.49 | 1.49 | 1.49 | 1.49 |
| Prod (12 Mo Ave) | (BOEPD) | 1.45 | 1.45 | 1.45 | 1.45 |
| Price | ($/BOE) | 72.65 | 72.65 | 72.65 | 72.65 |
| Royalties | ($/BOE) | 8.33 | 8.33 | 8.33 | 8.33 |
| Operating Costs | ($/BOE) | 7.81 | 7.81 | 7.81 | 7.81 |
| NetBack | ($/BOE) | 56.51 | 56.51 | 56.51 | 56.51 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | IMPERIAL OIL RESOURCES LIMITED |
| Location: | 00/06-09-084-14W6/0 | Formation: | BOUNDARY LAKE |
| Category | PDP | Calculation Type: | Decline |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1984-01-13 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1983-12-20 | Top Depth: | 4,371.7 ft KB |
| Kelly Bushing: | 2,373.0 ft SS | Total Depth: | 4,461.9 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,375.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 250.0 Mbbl | Ultimate Recoverable: | 175.5 MMcf |
| Production Area: | acre | Cumulative Production: | 231.9 Mbbl | Cumulative Production: | 150.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 18.1 Mbbl | Remaining Recoverable: | 25.3 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 8.9 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.65 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0016 Fraction |
| | | | | CO2 Content: | 0.0167 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1984-01-13 | GOR: | 1,400.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,069 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 25,330.6 Mcf | Oil: | 18.1 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2013-01-01 |
| End Date: | 2026-05-04 |
| Initial Rate: | 6 bbl/day |
| Rate at Effective Date: | 6 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 250.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0785 Molar Fraction |
| Propane | 949 bbl | 107.00 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 257 bbl | 29.00 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 106 bbl | 12.00 bbl/MMcf | 0.0025 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 8.0098% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

Participant Remarks: Boundary Lake only
GORR's: 0.75% + 1.25%

## Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **IMPERIAL OIL RESOURCES LIMITED** | | **Boundary Lake** |
| **Province:** | **British Columbia** | | **00/06-09-084-14W6/0** |
| **Field:** | **BOUNDARY LAKE** | | **PDP** |
| **Pool:** | **BOUNDARY LAKE A** | | |
| **Unit:** | | | |
| **Status:** | **OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff
End Of Hist
Time (Years)
2008 2009 2010 2011 2012 2013 2014 2015 2016



Calendar Daily Oil Production (bbl/day)
Oil Qf
End Of Hist
Cumulative Oil Production (bbl)
0 25,000 50,000 75,000 100,000 125,000 150,000 175,000 200,000 225,000 250,000 275,000 300,00

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 231,907 | Gas Cum | (Mcf) | 150,202 | Water Cum | (bbl) | 51,087 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 18,093 | Gas Rem Rec | (Mcf) | 25,331 | Water Rem Rec | (bbl) | 45,233 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 250,000 | Gas Ult Rec | (Mcf) | 175,533 | Water Ult Rec | (bbl) | 96,320 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (bbl) | 231,907 | Decline Exp | 0.000 |
| Forecast End (Tf) | 05/03/2026 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 18,093 | Initial Decline (De) | 08.1 |
| Initial Rate (qi) (bbl/day) | 6.2 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.65 | Reserve Life Index | 8.33 |
| Final Rate (qf) (bbl/day) | 2.0 | Ult Recoverable (bbl) | 250,000 | Gas Total Sales (Mcf) | 8,866 | Reserve Half Life | 4.88 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Boundary Lake, British Columbia
**Entity :** 00/06-09-084-14W6/0
**Formation :** BOUNDARY LAKE
Effective December 31, 2012

Interests: 8.0098% WI
Lease Burden: 2% GORR
Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 6 | 2,172.6 | 174.0 | 0.0 | 76.12 | 13,246 | 0.0 | 3 | 1,064.6 | 85.3 | 0.0 | 2.50 | 213 | 0.0 | 0.00 | 1 | 1 |
| 2014 | 1.0 | 5 | 1,995.7 | 159.9 | 0.0 | 76.12 | 12,167 | 0.0 | 3 | 977.9 | 78.3 | 0.0 | 2.50 | 196 | 0.0 | 0.00 | 1 | 1 |
| 2015 | 1.0 | 5 | 1,833.3 | 146.8 | 0.0 | 76.12 | 11,177 | 0.0 | 2 | 898.3 | 72.0 | 0.0 | 2.50 | 180 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 1.0 | 5 | 1,688.5 | 135.2 | 0.0 | 76.12 | 10,294 | 0.0 | 2 | 827.4 | 66.3 | 0.0 | 2.50 | 166 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 4 | 1,546.6 | 123.9 | 0.0 | 76.12 | 9,429 | 0.0 | 2 | 757.8 | 60.7 | 0.0 | 2.50 | 152 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 4 | 1,420.7 | 113.8 | 0.0 | 76.12 | 8,662 | 0.0 | 2 | 696.2 | 55.8 | 0.0 | 2.50 | 139 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 4 | 1,305.1 | 104.5 | 0.0 | 76.12 | 7,957 | 0.0 | 2 | 639.5 | 51.2 | 0.0 | 2.50 | 128 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 3 | 1,202.0 | 96.3 | 0.0 | 76.12 | 7,328 | 0.0 | 2 | 589.0 | 47.2 | 0.0 | 2.50 | 118 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 3 | 1,101.0 | 88.2 | 0.0 | 76.12 | 6,713 | 0.0 | 1 | 539.5 | 43.2 | 0.0 | 2.50 | 108 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 3 | 1,011.4 | 81.0 | 0.0 | 76.12 | 6,166 | 0.0 | 1 | 495.6 | 39.7 | 0.0 | 2.50 | 99 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 15,277.0 | 1,223.7 | 0.0 | 76.12 | 93,140 | | | 7,485.7 | 599.6 | 0.0 | 2.50 | 1,500 | 0.0 | 0.00 | | |
| Rem | | | 2,816.3 | 225.6 | 0.0 | 76.12 | 17,170 | | | 1,380.0 | 110.5 | 0.0 | 2.50 | 277 | 0.0 | 0.00 | | |
| Total | | | 18,093.3 | 1,449.2 | 0.0 | 76.12 | 110,310 | | | 8,865.7 | 710.1 | 0.0 | 2.50 | 1,777 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 1.0 | 0.0 | 106.08 | 108.5 | 0.0 | 0.0 | 0.00 | 0.0 | 9.1 | 0.0 | 24.83 | 226.6 | 2.5 | 0.0 | 78.50 | 194.1 | 12.6 | 0.0 | 9.9 |
| 2014 | 0.9 | 0.0 | 106.08 | 99.7 | 0.0 | 0.0 | 0.00 | 0.0 | 8.4 | 0.0 | 24.83 | 208.1 | 2.3 | 0.0 | 78.50 | 178.3 | 11.6 | 0.0 | 9.1 |
| 2015 | 0.9 | 0.0 | 106.08 | 91.6 | 0.0 | 0.0 | 0.00 | 0.0 | 7.7 | 0.0 | 24.83 | 191.2 | 2.1 | 0.0 | 78.50 | 163.8 | 10.6 | 0.0 | 8.3 |
| 2016 | 0.8 | 0.0 | 106.08 | 84.4 | 0.0 | 0.0 | 0.00 | 0.0 | 7.1 | 0.0 | 24.83 | 176.1 | 1.9 | 0.0 | 78.50 | 150.9 | 9.8 | 0.0 | 7.7 |
| 2017 | 0.7 | 0.0 | 106.08 | 77.3 | 0.0 | 0.0 | 0.00 | 0.0 | 6.5 | 0.0 | 24.83 | 161.3 | 1.8 | 0.0 | 78.50 | 138.2 | 9.0 | 0.0 | 7.0 |
| 2018 | 0.7 | 0.0 | 106.08 | 71.0 | 0.0 | 0.0 | 0.00 | 0.0 | 6.0 | 0.0 | 24.83 | 148.2 | 1.6 | 0.0 | 78.50 | 126.9 | 8.3 | 0.0 | 6.4 |
| 2019 | 0.6 | 0.0 | 106.08 | 65.2 | 0.0 | 0.0 | 0.00 | 0.0 | 5.5 | 0.0 | 24.83 | 136.1 | 1.5 | 0.0 | 78.50 | 116.6 | 7.6 | 0.0 | 5.9 |
| 2020 | 0.6 | 0.0 | 106.08 | 60.1 | 0.0 | 0.0 | 0.00 | 0.0 | 5.0 | 0.0 | 24.83 | 125.4 | 1.4 | 0.0 | 78.50 | 107.4 | 7.0 | 0.0 | 5.5 |
| 2021 | 0.5 | 0.0 | 106.08 | 55.0 | 0.0 | 0.0 | 0.00 | 0.0 | 4.6 | 0.0 | 24.83 | 114.8 | 1.3 | 0.0 | 78.50 | 98.4 | 6.4 | 0.0 | 5.0 |
| 2022 | 0.5 | 0.0 | 106.08 | 50.5 | 0.0 | 0.0 | 0.00 | 0.0 | 4.2 | 0.0 | 24.83 | 105.5 | 1.2 | 0.0 | 78.50 | 90.4 | 5.9 | 0.0 | 4.6 |
| Sub | 7.2 | 0.0 | 106.08 | 763.3 | 0.0 | 0.0 | 0.00 | 0.0 | 64.2 | 0.0 | 24.83 | 1,593.1 | 17.4 | 0.0 | 78.50 | 1,365.0 | 88.7 | 0.0 | 69.4 |
| Rem | 1.3 | 0.0 | 106.08 | 140.7 | 0.0 | 0.0 | 0.00 | 0.0 | 11.8 | 0.0 | 24.83 | 293.7 | 3.2 | 0.0 | 78.50 | 251.6 | 16.4 | 0.0 | 12.8 |
| Total | 8.5 | 0.0 | 106.08 | 904.0 | 0.0 | 0.0 | 0.00 | 0.0 | 76.0 | 0.0 | 24.83 | 1,886.8 | 20.6 | 0.0 | 78.50 | 1,616.6 | 105.1 | 0.0 | 82.1 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 13,988 | 488.8 | 0.0 | 279.8 | 0.0 | 5 | 13,219 | 0.0 | 0.0 | 2,210.7 | 1,418.2 | 0.0 | 3,628.9 | 0.0 | 9,591 | 0.0 | 9,591 | 9,591 | 9,156 |
| 2014 | 12,850 | 422.1 | 0.0 | 257.0 | 0.0 | 5 | 12,170 | 0.0 | 0.0 | 2,210.7 | 1,302.8 | 0.0 | 3,513.5 | 0.0 | 8,657 | 0.0 | 8,657 | 18,248 | 7,514 |
| 2015 | 11,804 | 365.0 | 0.0 | 236.1 | 0.0 | 5 | 11,203 | 0.0 | 0.0 | 2,210.7 | 1,196.8 | 0.0 | 3,407.5 | 0.0 | 7,795 | 0.0 | 7,795 | 26,043 | 6,151 |
| 2016 | 10,871 | 316.8 | 0.0 | 217.4 | 0.0 | 5 | 10,337 | 0.0 | 0.0 | 2,210.7 | 1,102.2 | 0.0 | 3,312.9 | 0.0 | 7,024 | 0.0 | 7,024 | 33,067 | 5,032 |
| 2017 | 9,958 | 274.0 | 0.0 | 199.2 | 0.0 | 5 | 9,485 | 0.0 | 0.0 | 2,210.7 | 1,009.6 | 0.0 | 3,220.3 | 0.0 | 6,265 | 0.0 | 6,265 | 39,331 | 4,080 |
| 2018 | 9,148 | 238.0 | 0.0 | 183.0 | 0.0 | 5 | 8,727 | 0.0 | 0.0 | 2,210.7 | 927.5 | 0.0 | 3,138.2 | 0.0 | 5,588 | 0.0 | 5,588 | 44,920 | 3,309 |
| 2019 | 8,403 | 207.1 | 0.0 | 168.1 | 0.0 | 4 | 8,028 | 0.0 | 0.0 | 2,210.7 | 852.0 | 0.0 | 3,062.7 | 0.0 | 4,965 | 0.0 | 4,965 | 49,885 | 2,673 |
| 2020 | 7,739 | 181.0 | 0.0 | 154.8 | 0.0 | 4 | 7,403 | 0.0 | 0.0 | 2,210.7 | 784.7 | 0.0 | 2,995.4 | 0.0 | 4,408 | 0.0 | 4,408 | 54,293 | 2,157 |
| 2021 | 7,089 | 157.6 | 0.0 | 141.8 | 0.0 | 4 | 6,790 | 0.0 | 0.0 | 2,210.7 | 718.8 | 0.0 | 2,929.5 | 0.0 | 3,860 | 0.0 | 3,860 | 58,153 | 1,717 |
| 2022 | 6,512 | 137.8 | 0.0 | 130.2 | 0.0 | 4 | 6,244 | 0.0 | 0.0 | 2,210.7 | 660.3 | 0.0 | 2,871.0 | 0.0 | 3,373 | 0.0 | 3,373 | 61,526 | 1,364 |
| Sub | 98,362 | 2,788.2 | 0.0 | 1,967.2 | 0.0 | 5 | 93,606 | 0.0 | 0.0 | 22,107.0 | 9,972.8 | 0.0 | 32,079.9 | 0.0 | 61,526 | 0.0 | 61,526 | 61,526 | 43,154 |
| Rem | 18,133 | 348.9 | 0.0 | 362.7 | 0.0 | 4 | 17,421 | 0.0 | 0.0 | 7,386.8 | 1,838.5 | 0.0 | 9,225.3 | 3,364.1 | 4,832 | 0.0 | 4,832 | 66,358 | 1,807 |
| Total | 116,494 | 3,137.2 | 0.0 | 2,329.9 | 0.0 | 5 | 111,027 | 0.0 | 0.0 | 29,493.9 | 11,811.3 | 0.0 | 41,305.2 | 3,364.1 | 66,358 | 0.0 | 66,358 | 66,358 | 44,961 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 4.9 |
| RLI (Principal Product) | 8.33 |
| Reserves Life | 14.00 |
| RLI (BOE) | 8.3 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 18,093 | 1,449 | 1,449 | 1,393 |
| Gas (Mcf) | 8,866 | 710 | 710 | 618 |
| Gas (bbl) | 1,478 | 118 | 118 | 103 |
| *NGL (bbl) | 1,206 | 97 | 97 | 75 |
| Cond (bbl) | 106 | 9 | 9 | 7 |
| Total (bbl) | 20,883 | 1,673 | 1,673 | 1,578 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 66,358 | 0.0 | 66,358 | 39.67 |
| 5 | 53,820 | 0.0 | 53,820 | 32.18 |
| 8 | 48,159 | 0.0 | 48,159 | 28.79 |
| 10 | 44,961 | 0.0 | 44,961 | 26.88 |
| 15 | 38,501 | 0.0 | 38,501 | 23.02 |
| 20 | 33,652 | 0.0 | 33,652 | 20.12 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 81.8 | 81.8 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.57 | 0.57 | 0.57 | 0.57 |
| Prod (12 Mo Ave) | (BOEPD) | 0.55 | 0.55 | 0.55 | 0.55 |
| Price | ($/BOE) | 69.64 | 69.64 | 69.64 | 69.64 |
| Royalties | ($/BOE) | 3.83 | 3.83 | 3.83 | 3.83 |
| Operating Costs | ($/BOE) | 18.07 | 18.07 | 18.07 | 18.07 |
| NetBack | ($/BOE) | 47.75 | 47.75 | 47.75 | 47.75 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Boundary Lake | Operator: | IMPERIAL OIL RESOURCES LIMITED |
| Location: | 00/06-09-084-14W6/0 | Formation: | BOUNDARY LAKE |
| Category | P+P | Calculation Type: | |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 1984-01-13 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1983-12-20 | Top Depth: | 4,371.7 ft KB |
| Kelly Bushing: | 2,373.0 ft SS | Total Depth: | 4,461.9 ft KB |
| Pool Name: | BOUNDARY LAKE A | Midpoint Perf Depth: | 4,375.0 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 260.0 Mbbl | Ultimate Recoverable: | 189.5 MMcf |
| Production Area: | acre | Cumulative Production: | 231.9 Mbbl | Cumulative Production: | 150.2 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 28.1 Mbbl | Remaining Recoverable: | 39.3 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 13.8 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.65 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0016 Fraction |
| | | | | CO2 Content: | 0.0167 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1984-01-13 | GOR: | 1,400.0 scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,069 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 39,330.6 Mcf | Oil: | 28.1 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2013-01-01 |
| End Date: | 2033-09-14 |
| Initial Rate: | 6 bbl/day |
| Rate at Effective Date: | 6 bbl/day |
| Final Rate: | 2 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 260.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0785 Molar Fraction |
| Propane | 1,473 bbl | 107.00 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 399 bbl | 29.00 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 165 bbl | 12.00 bbl/MMcf | 0.0025 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 8.0098% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

Participant Remarks: Boundary Lake only
GORR's: 0.75% + 1.25%

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | IMPERIAL OIL RESOURCES LIMITED | | Boundary Lake |
| Province: | British Columbia | | 00/06-09-084-14W6/0 |
| Field: | BOUNDARY LAKE | | P+P |
| Pool: | BOUNDARY LAKE A | | |
| Unit: | | | |
| Status: | OIL | | |


Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff
End Of Hist
2008 2009 2010 2011 2012 2013 2014 2015 2016
Time (Years)


Calendar Daily Oil Production (bbl/day)
Oil Qf
End Of Hist
0 25,000 50,000 75,000 100,000 125,000 150,000 175,000 200,000 225,000 250,000 275,000 300,00
Cumulative Oil Production (bbl)

| | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 231,907 | Gas Cum | (Mcf) | 150,202 | Water Cum | (bbl) | 51,087 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 28,093 | Gas Rem Rec | (Mcf) | 39,331 | Water Rem Rec | (bbl) | 70,233 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 260,000 | Gas Ult Rec | (Mcf) | 189,533 | Water Ult Rec | (bbl) | 121,320 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Undefined | Est Cum Prod (bbl) | 231,907 | Decline Exp | 0.000 |
| Forecast End (Tf) | 09/13/2033 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 28,093 | Initial Decline (De) | 05.3 |
| Initial Rate (qi) (bbl/day) | 6.2 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.65 | Reserve Life Index | 12.74 |
| Final Rate (qf) (bbl/day) | 2.0 | Ult Recoverable (bbl) | 260,000 | Gas Total Sales (Mcf) | 13,766 | Reserve Half Life | 7.57 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Boundary Lake, British Columbia  
**Entity :** 00/06-09-084-14W6/0  
**Formation :** BOUNDARY LAKE  
Effective December 31, 2012

Interests: 8.0098% WI  
Lease Burden: 2% GORR  
Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 6 | 2,205.7 | 176.7 | 0.0 | 76.12 | 13,447 | 0.0 | 3 | 1,080.8 | 86.6 | 0.0 | 2.50 | 217 | 0.0 | 0.00 | 1 | 1 |
| 2014 | 1.0 | 6 | 2,088.3 | 167.3 | 0.0 | 76.12 | 12,732 | 0.0 | 3 | 1,023.3 | 82.0 | 0.0 | 2.50 | 205 | 0.0 | 0.00 | 1 | 1 |
| 2015 | 1.0 | 5 | 1,977.1 | 158.4 | 0.0 | 76.12 | 12,054 | 0.0 | 3 | 968.8 | 77.6 | 0.0 | 2.50 | 194 | 0.0 | 0.00 | 1 | 1 |
| 2016 | 1.0 | 5 | 1,876.9 | 150.3 | 0.0 | 76.12 | 11,443 | 0.0 | 3 | 919.7 | 73.7 | 0.0 | 2.50 | 184 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 1.0 | 5 | 1,772.0 | 141.9 | 0.0 | 76.12 | 10,803 | 0.0 | 2 | 868.3 | 69.5 | 0.0 | 2.50 | 174 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 1.0 | 5 | 1,677.7 | 134.4 | 0.0 | 76.12 | 10,228 | 0.0 | 2 | 822.1 | 65.8 | 0.0 | 2.50 | 165 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 1.0 | 4 | 1,588.4 | 127.2 | 0.0 | 76.12 | 9,684 | 0.0 | 2 | 778.3 | 62.3 | 0.0 | 2.50 | 156 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 1.0 | 4 | 1,507.8 | 120.8 | 0.0 | 76.12 | 9,193 | 0.0 | 2 | 738.8 | 59.2 | 0.0 | 2.50 | 148 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 1.0 | 4 | 1,423.6 | 114.0 | 0.0 | 76.12 | 8,679 | 0.0 | 2 | 697.6 | 55.9 | 0.0 | 2.50 | 140 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 1.0 | 4 | 1,347.8 | 108.0 | 0.0 | 76.12 | 8,217 | 0.0 | 2 | 660.4 | 52.9 | 0.0 | 2.50 | 132 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 17,465.2 | 1,398.9 | 0.0 | 76.12 | 106,481 | | | 8,558.0 | 685.5 | 0.0 | 2.50 | 1,715 | 0.0 | 0.00 | | |
| Rem | | | 10,628.1 | 851.3 | 0.0 | 76.69 | 65,284 | | | 5,207.7 | 417.1 | 0.0 | 2.52 | 1,051 | 0.0 | 0.00 | | |
| Total | | | 28,093.3 | 2,250.2 | 0.0 | 76.33 | 171,766 | | | 13,765.7 | 1,102.6 | 0.0 | 2.51 | 2,766 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 1.0 | 0.0 | 106.08 | 110.2 | 0.0 | 0.0 | 0.00 | 0.0 | 9.3 | 0.0 | 24.83 | 230.0 | 2.5 | 0.0 | 78.50 | 197.1 | 12.8 | 0.0 | 10.0 |
| 2014 | 1.0 | 0.0 | 106.08 | 104.3 | 0.0 | 0.0 | 0.00 | 0.0 | 8.8 | 0.0 | 24.83 | 217.8 | 2.4 | 0.0 | 78.50 | 186.6 | 12.1 | 0.0 | 9.5 |
| 2015 | 0.9 | 0.0 | 106.08 | 98.8 | 0.0 | 0.0 | 0.00 | 0.0 | 8.3 | 0.0 | 24.83 | 206.2 | 2.3 | 0.0 | 78.50 | 176.7 | 11.5 | 0.0 | 9.0 |
| 2016 | 0.9 | 0.0 | 106.08 | 93.8 | 0.0 | 0.0 | 0.00 | 0.0 | 7.9 | 0.0 | 24.83 | 195.7 | 2.1 | 0.0 | 78.50 | 167.7 | 10.9 | 0.0 | 8.5 |
| 2017 | 0.8 | 0.0 | 106.08 | 88.5 | 0.0 | 0.0 | 0.00 | 0.0 | 7.4 | 0.0 | 24.83 | 184.8 | 2.0 | 0.0 | 78.50 | 158.3 | 10.3 | 0.0 | 8.0 |
| 2018 | 0.8 | 0.0 | 106.08 | 83.8 | 0.0 | 0.0 | 0.00 | 0.0 | 7.0 | 0.0 | 24.83 | 175.0 | 1.9 | 0.0 | 78.50 | 149.9 | 9.7 | 0.0 | 7.6 |
| 2019 | 0.7 | 0.0 | 106.08 | 79.4 | 0.0 | 0.0 | 0.00 | 0.0 | 6.7 | 0.0 | 24.83 | 165.6 | 1.8 | 0.0 | 78.50 | 141.9 | 9.2 | 0.0 | 7.2 |
| 2020 | 0.7 | 0.0 | 106.08 | 75.3 | 0.0 | 0.0 | 0.00 | 0.0 | 6.3 | 0.0 | 24.83 | 157.2 | 1.7 | 0.0 | 78.50 | 134.7 | 8.8 | 0.0 | 6.8 |
| 2021 | 0.7 | 0.0 | 106.08 | 71.1 | 0.0 | 0.0 | 0.00 | 0.0 | 6.0 | 0.0 | 24.83 | 148.5 | 1.6 | 0.0 | 78.50 | 127.2 | 8.3 | 0.0 | 6.5 |
| 2022 | 0.6 | 0.0 | 106.08 | 67.3 | 0.0 | 0.0 | 0.00 | 0.0 | 5.7 | 0.0 | 24.83 | 140.6 | 1.5 | 0.0 | 78.50 | 120.4 | 7.8 | 0.0 | 6.1 |
| Sub | 8.2 | 0.0 | 106.08 | 872.6 | 0.0 | 0.0 | 0.00 | 0.0 | 73.3 | 0.0 | 24.83 | 1,821.3 | 19.9 | 0.0 | 78.50 | 1,560.5 | 101.5 | 0.0 | 79.3 |
| Rem | 5.0 | 0.0 | 106.88 | 535.0 | 0.0 | 0.0 | 0.00 | 0.0 | 44.6 | 0.0 | 25.02 | 1,116.7 | 12.1 | 0.0 | 79.09 | 956.7 | 61.7 | 0.0 | 48.2 |
| Total | 13.2 | 0.0 | 106.38 | 1,407.6 | 0.0 | 0.0 | 0.00 | 0.0 | 118.0 | 0.0 | 24.90 | 2,938.0 | 32.0 | 0.0 | 78.72 | 2,517.2 | 163.2 | 0.0 | 127.5 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 14,201 | 501.7 | 0.0 | 284.0 | 0.0 | 6 | 13,416 | 0.0 | 0.0 | 2,210.7 | 1,439.9 | 0.0 | 3,650.6 | 0.0 | 9,765 | 0.0 | 9,765 | 9,765 | 9,319 |
| 2014 | 13,445 | 456.3 | 0.0 | 268.9 | 0.0 | 5 | 12,720 | 0.0 | 0.0 | 2,210.7 | 1,363.2 | 0.0 | 3,573.9 | 0.0 | 9,146 | 0.0 | 9,146 | 18,911 | 7,936 |
| 2015 | 12,730 | 415.2 | 0.0 | 254.6 | 0.0 | 5 | 12,060 | 0.0 | 0.0 | 2,210.7 | 1,290.7 | 0.0 | 3,501.4 | 0.0 | 8,559 | 0.0 | 8,559 | 27,470 | 6,751 |
| 2016 | 12,084 | 379.0 | 0.0 | 241.7 | 0.0 | 5 | 11,464 | 0.0 | 0.0 | 2,210.7 | 1,225.2 | 0.0 | 3,435.9 | 0.0 | 8,028 | 0.0 | 8,028 | 35,497 | 5,751 |
| 2017 | 11,409 | 344.4 | 0.0 | 228.2 | 0.0 | 5 | 10,836 | 0.0 | 0.0 | 2,210.7 | 1,156.8 | 0.0 | 3,367.5 | 0.0 | 7,469 | 0.0 | 7,469 | 42,967 | 4,865 |
| 2018 | 10,802 | 314.0 | 0.0 | 216.0 | 0.0 | 5 | 10,272 | 0.0 | 0.0 | 2,210.7 | 1,095.2 | 0.0 | 3,305.9 | 0.0 | 6,966 | 0.0 | 6,966 | 49,932 | 4,125 |
| 2019 | 10,227 | 286.4 | 0.0 | 204.5 | 0.0 | 5 | 9,736 | 0.0 | 0.0 | 2,210.7 | 1,036.9 | 0.0 | 3,247.6 | 0.0 | 6,488 | 0.0 | 6,488 | 56,421 | 3,493 |
| 2020 | 9,708 | 262.2 | 0.0 | 194.2 | 0.0 | 5 | 9,252 | 0.0 | 0.0 | 2,210.7 | 984.3 | 0.0 | 3,195.0 | 0.0 | 6,057 | 0.0 | 6,057 | 62,478 | 2,964 |
| 2021 | 9,166 | 238.8 | 0.0 | 183.3 | 0.0 | 5 | 8,744 | 0.0 | 0.0 | 2,210.7 | 929.3 | 0.0 | 3,140.0 | 0.0 | 5,604 | 0.0 | 5,604 | 68,081 | 2,493 |
| 2022 | 8,678 | 218.3 | 0.0 | 173.6 | 0.0 | 5 | 8,286 | 0.0 | 0.0 | 2,210.7 | 879.9 | 0.0 | 3,090.6 | 0.0 | 5,196 | 0.0 | 5,196 | 73,277 | 2,101 |
| Sub | 112,450 | 3,416.3 | 0.0 | 2,249.0 | 0.0 | 5 | 106,785 | 0.0 | 0.0 | 22,107.0 | 11,401.3 | 0.0 | 33,508.3 | 0.0 | 73,277 | 0.0 | 73,277 | 73,277 | 49,799 |
| Rem | 68,944 | 1,465.6 | 0.0 | 1,378.9 | 0.0 | 4 | 66,100 | 0.0 | 0.0 | 23,660.7 | 6,938.0 | 0.0 | 30,598.7 | 3,364.1 | 32,137 | 0.0 | 32,137 | 105,414 | 8,737 |
| Total | 181,395 | 4,881.9 | 0.0 | 3,627.9 | 0.0 | 5 | 172,885 | 0.0 | 0.0 | 45,767.7 | 18,339.2 | 0.0 | 64,107.0 | 3,364.1 | 105,414 | 0.0 | 105,414 | 105,414 | 58,536 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 7.6 |
| RLI (Principal Product) | 12.74 |
| Reserves Life | 21.00 |
| RLI (BOE) | 12.7 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 28,093 | 2,250 | 2,250 | 2,163 |
| Gas (Mcf) | 13,766 | 1,103 | 1,103 | 959 |
| Gas (bbl) | 2,294 | 184 | 184 | 160 |
| *NGL (bbl) | 1,872 | 150 | 150 | 117 |
| Cond (bbl) | 165 | 13 | 13 | 10 |
| Total (bbl) | 32,425 | 2,597 | 2,597 | 2,450 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 105,414 | 0.0 | 105,414 | 40.59 |
| 5 | 75,993 | 0.0 | 75,993 | 29.26 |
| 8 | 64,535 | 0.0 | 64,535 | 24.85 |
| 10 | 58,536 | 0.0 | 58,536 | 22.54 |
| 15 | 47,407 | 0.0 | 47,407 | 18.25 |
| 20 | 39,864 | 0.0 | 39,864 | 15.35 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 104.9 | | 104.9 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.57 | 0.57 | 0.57 | 0.57 |
| Prod (12 Mo Ave) | (BOEPD) | 0.56 | 0.56 | 0.56 | 0.56 |
| Price | ($/BOE) | 69.64 | 69.64 | 69.64 | 69.64 |
| Royalties | ($/BOE) | 3.85 | 3.85 | 3.85 | 3.85 |
| Operating Costs | ($/BOE) | 17.90 | 17.90 | 17.90 | 17.90 |
| NetBack | ($/BOE) | 47.89 | 47.89 | 47.89 | 47.89 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:15 Working Data*  
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*  
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.


K/94-J-10
J/94-J-10
Fort Nelson River
Prophet River
F/94-J-10
G/94-J-10

**WELL LEGEND**

- Oil
- Gas
- Suspended Oil
- Suspended Gas
- Suspended
- Injection
- Location
- Other
- Abandoned Gas
- Abandoned Oil
- Abandoned

**PIPELINE LEGEND**

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

# Clarke Lake

British Columbia

Quick Select
(403) 640-9080

Date: 2013/2/1
Author: kim

# Legend Energy Canada Ltd.
## DETAILED ECONOMIC SUMMARY
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012 Clarke Lake

| | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| **Sales Gas — MMcf** | | | | | | |
| Ultimate Remaining | 5,412.2 | | | 5,412.2 | 1,293.5 | 6,705.7 |
| WI Before Royalty | 1,026.8 | | | 1,026.8 | 227.3 | 1,254.1 |
| WI After Royalty | 894.1 | | | 894.1 | 197.9 | 1,092.0 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 894.1 | | | 894.1 | 197.9 | 1,092.0 |
| **MBOE — MBoe** | | | | | | |
| Ultimate Remaining | 902.0 | | | 902.0 | 215.6 | 1,117.6 |
| WI Before Royalty | 171.1 | | | 171.1 | 37.9 | 209.0 |
| WI After Royalty | 149.0 | | | 149.0 | 33.0 | 182.0 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 149.0 | | | 149.0 | 33.0 | 182.0 |
| **NPV - BTAX — M$** | | | | | | |
| Undiscounted | 411.7 | | | 411.7 | -11.9 | 399.8 |
| Discounted at 5% | 344.5 | | | 344.5 | -25.1 | 319.4 |
| Discounted at 10% | 295.2 | | | 295.2 | -32.5 | 262.7 |
| Discounted at 15% | 258.0 | | | 258.0 | -36.5 | 221.5 |
| Discounted at 20% | 229.3 | | | 229.3 | -38.6 | 190.7 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Clarke Lake

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Clarke Lake | | | | | | | | | | | | | | | | | | |
| 00/C-052-F/094-J-10/0 | SLAVE POINT | 25.00 | PDP | 0.0 | 0.0 | 0.0 | 831.0 | 0.0 | 723.6 | 0.0 | 0.0 | 0.0 | 138.5 | 0.0 | 120.6 | 285.7 | 243.2 | 211.4 |
| 00/D-066-G/094-J-10/0 | SLAVE POINT | 9.38 | PDP | 0.0 | 0.0 | 0.0 | 195.8 | 0.0 | 170.5 | 0.0 | 0.0 | 0.0 | 32.6 | 0.0 | 28.4 | 58.8 | 52.0 | 46.6 |
| Clarke Lake | | | | 0.0 | 0.0 | 0.0 | 1,026.8 | 0.0 | 894.1 | 0.0 | 0.0 | 0.0 | 171.1 | 0.0 | 149.0 | 344.5 | 295.2 | 258.0 |
| Total | | | | 0.0 | 0.0 | 0.0 | 1,026.8 | 0.0 | 894.1 | 0.0 | 0.0 | 0.0 | 171.1 | 0.0 | 149.0 | 344.5 | 295.2 | 258.0 |

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Selection :** Clarke Lake

Effective December 31, 2012 — Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,901 | 693.8 | 126.6 | 0.0 | 1.27 | 161,080 | 0.0 | 0.00 | 58 | 58 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,725 | 629.6 | 115.1 | 0.0 | 1.27 | 146,403 | 0.0 | 0.00 | 53 | 53 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,565 | 571.3 | 104.6 | 0.0 | 1.27 | 133,064 | 0.0 | 0.00 | 48 | 48 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,420 | 519.7 | 95.3 | 0.0 | 1.27 | 121,257 | 0.0 | 0.00 | 43 | 43 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,288 | 470.3 | 86.4 | 0.0 | 1.27 | 109,896 | 0.0 | 0.00 | 39 | 39 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,169 | 426.7 | 78.5 | 0.0 | 1.27 | 99,886 | 0.0 | 0.00 | 36 | 36 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,061 | 387.2 | 71.4 | 0.0 | 1.27 | 90,789 | 0.0 | 0.00 | 33 | 33 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 963 | 352.3 | 65.0 | 0.0 | 1.27 | 82,737 | 0.0 | 0.00 | 30 | 30 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 873 | 318.8 | 58.9 | 0.0 | 1.27 | 74,988 | 0.0 | 0.00 | 27 | 27 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 793 | 289.3 | 53.6 | 0.0 | 1.27 | 68,160 | 0.0 | 0.00 | 24 | 24 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 4,659.0 | 855.4 | 0.0 | 1.27 | 1,088,259 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 753.2 | 171.4 | 0.0 | 1.27 | 218,006 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 5,412.2 | 1,026.8 | 0.0 | 1.27 | 1,306,265 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 161,080 | 18,298.0 | 0.0 | 2,516.9 | 0.0 | 13 | 140,266 | 0.0 | 0.0 | 28,256.2 | 39,250.8 | 0.0 | 67,507.1 | 0.0 | 72,758 | 0.0 | 72,758 | 72,758 | 69,474 |
| 2014 | 146,403 | 16,630.7 | 0.0 | 2,287.5 | 0.0 | 13 | 127,484 | 0.0 | 0.0 | 28,256.2 | 35,674.3 | 0.0 | 63,930.5 | 0.0 | 63,554 | 0.0 | 63,554 | 136,312 | 55,173 |
| 2015 | 133,064 | 15,115.4 | 0.0 | 2,079.1 | 0.0 | 13 | 115,869 | 0.0 | 0.0 | 28,256.2 | 32,423.9 | 0.0 | 60,680.2 | 0.0 | 55,189 | 0.0 | 55,189 | 191,501 | 43,560 |
| 2016 | 121,257 | 13,774.2 | 0.0 | 1,894.6 | 0.0 | 13 | 105,588 | 0.0 | 0.0 | 28,256.2 | 29,547.0 | 0.0 | 57,803.2 | 0.0 | 47,785 | 0.0 | 47,785 | 239,286 | 34,234 |
| 2017 | 109,896 | 12,483.6 | 0.0 | 1,717.1 | 0.0 | 13 | 95,695 | 0.0 | 0.0 | 28,256.2 | 26,778.5 | 0.0 | 55,034.8 | 0.0 | 40,660 | 0.0 | 40,660 | 279,946 | 26,484 |
| 2018 | 99,886 | 11,346.6 | 0.0 | 1,560.7 | 0.0 | 13 | 86,979 | 0.0 | 0.0 | 28,256.2 | 24,339.4 | 0.0 | 52,595.7 | 0.0 | 34,383 | 0.0 | 34,383 | 314,329 | 20,360 |
| 2019 | 90,789 | 10,313.2 | 0.0 | 1,418.6 | 0.0 | 13 | 79,057 | 0.0 | 0.0 | 28,256.2 | 22,122.8 | 0.0 | 50,379.0 | 0.0 | 28,678 | 0.0 | 28,678 | 343,007 | 15,439 |
| 2020 | 82,737 | 9,398.5 | 0.0 | 1,292.8 | 0.0 | 13 | 72,046 | 0.0 | 0.0 | 28,256.2 | 20,160.7 | 0.0 | 48,416.9 | 0.0 | 23,629 | 0.0 | 23,629 | 366,636 | 11,562 |
| 2021 | 74,988 | 8,518.3 | 0.0 | 1,171.7 | 0.0 | 13 | 65,298 | 0.0 | 0.0 | 28,256.2 | 18,272.5 | 0.0 | 46,528.7 | 0.0 | 18,769 | 0.0 | 18,769 | 385,405 | 8,350 |
| 2022 | 68,160 | 7,742.7 | 0.0 | 1,065.0 | 0.0 | 13 | 59,353 | 0.0 | 0.0 | 28,256.2 | 16,608.8 | 0.0 | 44,865.1 | 0.0 | 14,488 | 0.0 | 14,488 | 399,893 | 5,860 |
| Sub | 1,088,259 | 123,621.2 | 0.0 | 17,004.0 | 0.0 | 13 | 947,634 | 0.0 | 0.0 | 282,562.5 | 265,178.7 | 0.0 | 547,741.2 | 0.0 | 399,893 | 0.0 | 399,893 | 399,893 | 290,496 |
| Rem | 218,006 | 24,764.4 | 0.0 | 3,406.3 | 0.0 | 13 | 189,835 | 0.0 | 0.0 | 110,456.2 | 53,121.9 | 0.0 | 163,578.2 | 14,437.5 | 11,819 | 0.0 | 11,819 | 411,712 | 4,695 |
| Total | 1,306,265 | 148,385.7 | 0.0 | 20,410.4 | 0.0 | 13 | 1,137,469 | 0.0 | 0.0 | 393,018.8 | 318,300.6 | 0.0 | 711,319.3 | 14,437.5 | 411,712 | 0.0 | 411,712 | 411,712 | 295,191 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 4.8 |
| RLI (Principal Product) | 8.11 |
| Reserves Life | 15.00 |
| RLI (BOE) | 8.1 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (MMcf) | 5,412 | 1,027 | 1,027 | 894 |
| Gas (bbl) | 902,041 | 171,129 | 171,129 | 149,016 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 902,041 | 171,129 | 171,129 | 149,016 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 411,712 | 0.0 | 411,712 | 2.41 |
| 5 | 344,499 | 0.0 | 344,499 | 2.01 |
| 8 | 313,191 | 0.0 | 313,191 | 1.83 |
| 10 | 295,191 | 0.0 | 295,191 | 1.72 |
| 15 | 258,037 | 0.0 | 258,037 | 1.51 |
| 20 | 229,340 | 0.0 | 229,340 | 1.34 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 5.1 | 5.1 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 59.91 | 59.91 | 59.91 | 59.91 |
| Prod (12 Mo Ave) | (BOEPD) | 57.78 | 57.78 | 57.78 | 57.78 |
| Price | ($/BOE) | 7.63 | 7.63 | 7.63 | 7.63 |
| Royalties | ($/BOE) | 0.99 | 0.99 | 0.99 | 0.99 |
| Operating Costs | ($/BOE) | 3.20 | 3.20 | 3.20 | 3.20 |
| NetBack | ($/BOE) | 3.45 | 3.45 | 3.45 | 3.45 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Clarke Lake

Effective December 31, 2012 — Proved Plus Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Clarke Lake | | | | | | | | | | | | | | | | | | |
| 00/C-052-F/094-J-10/0 | SLAVE POINT | 25.00 | P+P | 0.0 | 0.0 | 0.0 | 905.3 | 0.0 | 788.3 | 0.0 | 0.0 | 0.0 | 150.9 | 0.0 | 131.4 | 311.2 | 260.9 | 224.3 |
| 00/C-054-F/094-J-10/0 | SLAVE POINT | 18.75 | Probable | 0.0 | 0.0 | 0.0 | 119.2 | 0.0 | 103.8 | 0.0 | 0.0 | 0.0 | 19.9 | 0.0 | 17.3 | -59.2 | -56.6 | -54.2 |
| 00/D-066-G/094-J-10/0 | SLAVE POINT | 9.38 | P+P | 0.0 | 0.0 | 0.0 | 229.6 | 0.0 | 199.9 | 0.0 | 0.0 | 0.0 | 38.3 | 0.0 | 33.3 | 67.3 | 58.4 | 51.5 |
| Clarke Lake | | | | 0.0 | 0.0 | 0.0 | 1,254.1 | 0.0 | 1,092.0 | 0.0 | 0.0 | 0.0 | 209.0 | 0.0 | 182.0 | 319.4 | 262.7 | 221.5 |
| Total | | | | 0.0 | 0.0 | 0.0 | 1,254.1 | 0.0 | 1,092.0 | 0.0 | 0.0 | 0.0 | 209.0 | 0.0 | 182.0 | 319.4 | 262.7 | 221.5 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Clarke Lake

Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,912 | 698.0 | 127.3 | 0.0 | 1.27 | 161,935 | 0.0 | 0.00 | 58 | 58 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 3.0 | 2,138 | 780.2 | 143.1 | 0.0 | 1.27 | 182,021 | 0.0 | 0.00 | 65 | 65 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 3.0 | 1,995 | 728.3 | 133.7 | 0.0 | 1.27 | 170,066 | 0.0 | 0.00 | 61 | 61 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 3.0 | 1,831 | 670.0 | 123.0 | 0.0 | 1.27 | 156,537 | 0.0 | 0.00 | 56 | 56 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 3.0 | 1,680 | 613.0 | 112.6 | 0.0 | 1.27 | 143,298 | 0.0 | 0.00 | 51 | 51 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 3.0 | 1,541 | 562.5 | 103.4 | 0.0 | 1.27 | 131,554 | 0.0 | 0.00 | 47 | 47 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,142 | 416.8 | 76.3 | 0.0 | 1.27 | 97,071 | 0.0 | 0.00 | 35 | 35 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 1,048 | 383.5 | 70.3 | 0.0 | 1.27 | 89,373 | 0.0 | 0.00 | 32 | 32 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 961 | 350.9 | 64.3 | 0.0 | 1.27 | 81,836 | 0.0 | 0.00 | 29 | 29 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 2.0 | 882 | 322.0 | 59.1 | 0.0 | 1.27 | 75,149 | 0.0 | 0.00 | 27 | 27 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 5,525.1 | 1,013.1 | 0.0 | 1.27 | 1,288,838 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 1,180.6 | 241.0 | 0.0 | 1.27 | 306,627 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 6,705.7 | 1,254.1 | 0.0 | 1.27 | 1,595,465 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 161,935 | 18,395.0 | 0.0 | 2,530.2 | 0.0 | 13 | 141,009 | 0.0 | 0.0 | 28,256.2 | 39,459.0 | 0.0 | 67,715.2 | 0.0 | 73,294 | 0.0 | 73,294 | 73,294 | 69,977 |
| 2014 | 182,021 | 20,676.7 | 0.0 | 2,563.6 | 0.0 | 13 | 158,780 | 0.0 | 0.0 | 42,384.4 | 44,353.4 | 0.0 | 86,737.8 | 0.0 | 72,043 | 75,000.0 | -2,957 | 70,337 | -5,409 |
| 2015 | 170,066 | 19,318.7 | 0.0 | 2,365.1 | 0.0 | 13 | 148,382 | 0.0 | 0.0 | 43,668.8 | 41,440.3 | 0.0 | 85,109.1 | 0.0 | 63,273 | 0.0 | 63,273 | 133,610 | 49,939 |
| 2016 | 156,537 | 17,781.9 | 0.0 | 2,168.0 | 0.0 | 13 | 136,587 | 0.0 | 0.0 | 43,668.8 | 38,143.7 | 0.0 | 81,812.5 | 0.0 | 54,775 | 0.0 | 54,775 | 188,384 | 39,242 |
| 2017 | 143,298 | 16,278.0 | 0.0 | 1,976.9 | 0.0 | 13 | 125,043 | 0.0 | 0.0 | 43,668.8 | 34,917.7 | 0.0 | 78,586.5 | 0.0 | 46,456 | 0.0 | 46,456 | 234,841 | 30,259 |
| 2018 | 131,554 | 14,943.9 | 0.0 | 1,808.4 | 0.0 | 13 | 114,801 | 0.0 | 0.0 | 43,668.8 | 32,056.0 | 0.0 | 75,724.7 | 7,875.0 | 31,202 | 0.0 | 31,202 | 266,042 | 18,477 |
| 2019 | 97,071 | 11,026.8 | 0.0 | 1,516.7 | 0.0 | 13 | 84,528 | 0.0 | 0.0 | 28,256.2 | 23,653.5 | 0.0 | 51,909.8 | 0.0 | 32,618 | 0.0 | 32,618 | 298,660 | 17,560 |
| 2020 | 89,373 | 10,152.4 | 0.0 | 1,396.5 | 0.0 | 13 | 77,824 | 0.0 | 0.0 | 28,256.2 | 21,777.7 | 0.0 | 50,034.0 | 0.0 | 27,790 | 0.0 | 27,790 | 326,450 | 13,599 |
| 2021 | 81,836 | 9,296.2 | 0.0 | 1,278.7 | 0.0 | 13 | 71,261 | 0.0 | 0.0 | 28,256.2 | 19,941.2 | 0.0 | 48,197.4 | 0.0 | 23,064 | 0.0 | 23,064 | 349,514 | 10,260 |
| 2022 | 75,149 | 8,536.6 | 0.0 | 1,174.2 | 0.0 | 13 | 65,438 | 0.0 | 0.0 | 28,256.2 | 18,311.8 | 0.0 | 46,568.0 | 0.0 | 18,870 | 0.0 | 18,870 | 368,384 | 7,632 |
| Sub | 1,288,838 | 146,406.1 | 0.0 | 18,778.2 | 0.0 | 13 | 1,123,654 | 0.0 | 0.0 | 358,340.6 | 314,054.3 | 0.0 | 672,395.0 | 7,875.0 | 443,384 | 75,000.0 | 368,384 | 368,384 | 251,536 |
| Rem | 306,627 | 34,831.4 | 0.0 | 4,791.0 | 0.0 | 13 | 267,005 | 0.0 | 0.0 | 146,418.8 | 74,716.5 | 0.0 | 221,135.3 | 14,437.5 | 31,432 | 0.0 | 31,432 | 399,816 | 11,179 |
| Total | 1,595,465 | 181,237.5 | 0.0 | 23,569.2 | 0.0 | 13 | 1,390,659 | 0.0 | 0.0 | 504,759.4 | 388,770.9 | 0.0 | 893,530.2 | 22,312.5 | 474,816 | 75,000.0 | 399,816 | 399,816 | 262,715 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 4.9 |
| RLI (Principal Product) | 9.85 |
| Reserves Life | 16.00 |
| RLI (BOE) | 9.9 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (MMcf) | 6,706 | 1,254 | 1,254 | 1,092 |
| Gas (Mbbl) | 1,118 | 209 | 209 | 182 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 1,117,622 | 209,017 | 209,017 | 182,007 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 474,816 | 75,000.0 | 399,816 | 1.91 |
| 5 | 390,644 | 71,288.0 | 319,356 | 1.53 |
| 8 | 352,369 | 69,229.0 | 283,140 | 1.35 |
| 10 | 330,635 | 67,919.9 | 262,715 | 1.26 |
| 15 | 286,395 | 64,850.3 | 221,544 | 1.06 |
| 20 | 252,790 | 62,041.5 | 190,748 | 0.91 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 1,291.27 | 1,291.27 |
| Cost Of Reserves | $/BOE | 0.36 | 0.36 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked | |
|---|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 3.5 | | 3.5 |
| NPV/Disc Invest | | | 3.9 | | 3.9 |
| NPV/DIS Cap Exposure | | | 386.8 | | 386.8 |
| NPV/BOEPD | (M$/boepd) | | 4.5 | | 4.5 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 60.00 | 60.00 | 60.00 | 60.00 |
| Prod (12 Mo Ave) | (BOEPD) | 58.08 | 58.08 | 58.08 | 58.08 |
| Price | ($/BOE) | 7.63 | 7.63 | 7.63 | 7.63 |
| Royalties | ($/BOE) | 0.99 | 0.99 | 0.99 | 0.99 |
| Operating Costs | ($/BOE) | 3.19 | 3.19 | 3.19 | 3.19 |
| NetBack | ($/BOE) | 3.45 | 3.45 | 3.45 | 3.45 |
| Recycle Ratio | (ratio) | 9.63 | 9.63 | 9.63 | 9.63 |

## Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Clarke Lake** | | | | | |
| 00/C-052-F/094-J-10/0 | SLAVE POINT<br>GAS PRODUCER | Gas<br>Conventional | 25% WI<br><br>Remarks: To base Slave Point | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |
| 00/C-054-F/094-J-10/0 | SLAVE POINT<br>GAS PRODUCER | Gas<br>Conventional | 18.75% WI<br><br>Remarks: To base Slave Point | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |
| 00/A-061-F/094-J-10/0 | SLAVE POINT<br>ABANDONED GAS | Gas<br>Conventional | 18.75% WI<br><br>Remarks: To base Slave Point | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |
| 00/D-054-G/094-J-10/2 | SLAVE POINT<br>GAS PRODUCER | Gas<br>Conventional | BPO: (Capital) 0% WI<br>APO: 1: 16.666% WI<br><br>Remarks: To base Slave Point<br>Penalty well - balance estimated to Dec 31, 2010<br>Not expected to pay out<br>GORR is 15% on 17.5% production | Crown:New Oil 100% Base 12 Gas 100% | 2.625% GORR |
| 00/A-065-G/094-J-10/0 | SLAVE POINT<br>SALTWATER DISPOSAL | Undefined<br>Undefined | 16.66% WI<br><br>Remarks: To base Slave Point<br>GORR is 15% on 17.5% production | Crown:New Oil 100% Base 12 Gas 100% | 2.625% GORR |
| 00/D-066-G/094-J-10/0 | SLAVE POINT<br>GAS PRODUCER | Gas<br>Conventional | 9.375% WI<br><br>Remarks: To base Slave Point | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |

# Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| | | | | | Field | | Pool | | Unit | | Dates | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Well ID** | **Status** | **Type** | **Formation** | **Operator** | **Name** | **Code** | **Name** | **Code** | **Name** | **Code** | **Status** | **Rig Rel** | **On Prod** |
| **Clarke Lake** | | | | | | | | | | | | | |
| 00/C-052-F/094-J-10/0 | GAS | Gas | SLAVE POINT | SUNCOR ENERGY INC. | CLARKE LAKE | BC3200 | SLAVE POINT A | BC320084 00A | | | 1973-02-07 | 1973-01-02 | 1973-02-07 |
| 00/C-054-F/094-J-10/0 | GAS | Gas | SLAVE POINT | SUNCOR ENERGY INC. | CLARKE LAKE | BC3200 | SLAVE POINT A | BC320084 00A | | | 1995-03-01 | 1966-07-09 | 1968-06-01 |
| 00/A-061-F/094-J-10/0 | ABANDONED GAS | Gas | SLAVE POINT | SUNCOR ENERGY INC. | CLARKE LAKE | BC3200 | SLAVE POINT A | BC320084 00A | | | 2009-04-02 | 1965-03-12 | 1966-01-01 |
| 00/D-054-G/094-J-10/2 | GAS | Gas | SLAVE POINT | SUNCOR ENERGY INC. | CLARKE LAKE | BC3200 | SLAVE POINT A | BC320084 00A | | | 2003-03-04 | 2002-12-14 | 2003-03-04 |
| 00/A-065-G/094-J-10/0 | BRINE DISPOSAL | Undefined | SLAVE POINT | SUNCOR ENERGY INC. | CLARKE LAKE | BC3200 | SLAVE POINT A | BC320084 00A | | | 1970-03-01 | 1965-01-18 | 1966-02-01 |
| 00/D-066-G/094-J-10/0 | GAS | Gas | SLAVE POINT | SUNCOR ENERGY INC. | CLARKE LAKE | BC3200 | SLAVE POINT A | BC320084 00A | | | 1991-02-01 | 1990-08-19 | 1991-02-01 |

# Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012

Clarke Lake

| Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Production for Nov 2012 Gas Mcf | Production for Nov 2012 Water bbl | Dec 2011 to Nov 2012 Oil bbl | Dec 2011 to Nov 2012 Gas Mcf | Dec 2011 to Nov 2012 Water bbl | Cumulative to Nov 2012 Oil bbl | Cumulative to Nov 2012 Gas Mcf | Cumulative to Nov 2012 Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Clarke Lake | | | | | | | | | | | | | | |
| 1 00/C-052-F/094-J-10/0 | SLAVE POINT | 25.00 | 1 | 0 | 28,672 | 44,340 | 0 | 428,590 | 714,269 | 0 | 14,383,926 | 15,389,385 | 02/73 | 11/12 |
| 2 00/C-054-F/094-J-10/0 | SLAVE POINT | 18.75 | 1 | 0 | 0 | 0 | 0 | 28,306 | 60,242 | 0 | 6,169,034 | 3,964,147 | 06/68 | 01/12 |
| 3 00/A-061-F/094-J-10/0 | SLAVE POINT | 18.75 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,117,734 | 5,345,430 | 01/66 | 11/08 |
| 4 00/D-054-G/094-J-10/2 | SLAVE POINT | 0.00 | 1 | 0 | 3,454 | 7,550 | 0 | 52,573 | 123,200 | 0 | 954,469 | 1,735,260 | 03/03 | 11/12 |
| 5 00/A-065-G/094-J-10/0 | SLAVE POINT | 16.66 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2,693,630 | 188,848 | 02/66 | 10/12 |
| 6 00/D-066-G/094-J-10/0 | SLAVE POINT | 9.38 | 1 | 0 | 20,586 | 31,442 | 0 | 362,845 | 599,316 | 0 | 6,858,343 | 7,449,271 | 02/91 | 11/12 |
| Clarke Lake | | | | 0 | 52,712 | 83,332 | 0 | 872,315 | 1,497,027 | 0 | 79,177,136 | 34,072,341 | | |
| Total | | | | 0 | 52,712 | 83,332 | 0 | 872,315 | 1,497,027 | 0 | 79,177,136 | 34,072,341 | | |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. M$/yr | Fixed Costs Ann. $/w/yr | Fixed Costs Mo. $/w/mo | Variable Oil Costs* Var.[1] $/bbl | Variable Oil Costs* Truck[3] $/bbl | Variable Oil Costs* Trans[3] Adj. $/bbl | Variable Gas Costs* Var.[1] $/Mcf | Variable Gas Costs* Gath.[2] $/Mcf | Variable Gas Costs* Cust[2] Proc. $/Mcf | Variable Gas Costs* Plant[2] Oper. $/Mcf | Variable Gas Costs* Trans[3] Adj. $/Mcf | GCA $/Mcf | Other NGL[3] Trans. $/bbl | Other Water Disp. $/bbl | Other Sulph[3] Trans. $/lt | Other Sulph Oper. $/Mcf | Other Aband Costs M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Clarke Lake | | | | | | | | | | | | | | | | | | | | |
| 00/C-052-F/094-J-10/0 | SLAVE POINT | Gas | PDP | | | 6,850 | | | | 0.31 | | | | 0.67 | | | | | | 42.00 |
| 00/C-052-F/094-J-10/0 | SLAVE POINT | Gas | P+P | | | 6,850 | | | | 0.31 | | | | 0.67 | | | | | | 42.00 |
| 00/C-054-F/094-J-10/0 | SLAVE POINT | Gas | Probable | | | 6,850 | | | | 0.31 | | | | 0.67 | | | | | | 42.00 |
| 00/D-066-G/094-J-10/0 | SLAVE POINT | Gas | PDP | | | 6,850 | | | | 0.31 | | | | 0.67 | | | | | | 42.00 |
| 00/D-066-G/094-J-10/0 | SLAVE POINT | Gas | P+P | | | 6,850 | | | | 0.31 | | | | 0.67 | | | | | | 42.00 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

# Legend Energy Canada Ltd.
## CAPITAL COSTS
## ALL COSTS IN 2013 DOLLARS

Effective December 31, 2012 All Categories

| Location | Formation | Category | Date | Capital Type | Total Amount M$ | Committed Amount M$ | Comments |
|---|---|---|---|---|---|---|---|
| **Clarke Lake** | | | | | | | |
| 00/C-054-F/094-J-10/0 | SLAVE POINT | Probable | 2014-01-01 | Gas Gath | 400.0 | 0.0 | Pipeline repair |
| Clarke Lake Total | | | | | | | |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Clarke Lake | Operator: | PETRO-CANADA |
| Location: | 00/C-052-F/094-J-10/0 | Formation: | SLAVE POINT |
| Category | PDP | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS PRODUCER | Current Status Date: | 1973-02-07 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1973-01-02 | Top Depth: | 6,499.7 ft KB |
| Kelly Bushing: | 1,503.9 ft SS | Total Depth: | 6,529.9 ft KB |
| Pool Name: | SLAVE POINT A | Midpoint Perf Depth: | 6,514.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 19,000.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 14,428.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 4,571.9 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 3,977.6 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.13 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0630 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1973-02-07 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 4,571,930.3 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2037-12-13 |
| Initial Rate: | 1,300 Mcf/day |
| Rate at Effective Date: | 1,300 Mcf/day |
| Final Rate: | 125 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 19,000,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perfs: 1937.2-1937.9, 1920.2-1937.3, 1981.1-1990.2mKb. Openhole.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 25% WI | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |

Participant Remarks: To base Slave Point

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PETRO-CANADA | | Clarke Lake |
| Province: | British Columbia | | 00/C-052-F/094-J-10/0 |
| Field: | CLARKE LAKE | | PDP |
| Pool: | SLAVE POINT A | | |
| Unit: | | | |
| Status: | GAS PRODUCER | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 14,428,070 | Water Cum | (bbl) | 15,453,792 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 4,571,930 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 19,000,000 | Water Ult Rec | (bbl) | 15,453,792 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 14,428,070 | 
| Forecast End (Tf) | 12/12/2037 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 4,571,930 |
| Initial Rate (qi) (Mcf/day) | 1,294.8 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.13 |
| Final Rate (qf) (Mcf/day) | 125.0 | Ult Recoverable (Mcf) | 19,000,000 | Gas Total Sales (Mcf) | 3,977,579 |

| | |
|---|---|
| Decline Exp | 0.000 |
| Initial Decline (De) | 09.0 |
| Reserve Life Index | 10.09 |
| Reserve Half Life | 6.41 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Clarke Lake, British Columbia
**Entity :** 00/C-052-F/094-J-10/0
**Formation :** SLAVE POINT
Effective December 31, 2012

Interests: 25% WI

Lease Burden: 1.5625% GORR

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 1,080 | 394.0 | 98.5 | 0.0 | 1.27 | 125,326 | 0.0 | 0.00 | 45 | 45 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 983 | 358.8 | 89.7 | 0.0 | 1.27 | 114,104 | 0.0 | 0.00 | 41 | 41 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 895 | 326.6 | 81.7 | 0.0 | 1.27 | 103,887 | 0.0 | 0.00 | 37 | 37 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 815 | 298.2 | 74.5 | 0.0 | 1.27 | 94,832 | 0.0 | 0.00 | 34 | 34 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 742 | 270.7 | 67.7 | 0.0 | 1.27 | 86,094 | 0.0 | 0.00 | 31 | 31 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 675 | 246.5 | 61.6 | 0.0 | 1.27 | 78,385 | 0.0 | 0.00 | 28 | 28 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 615 | 224.4 | 56.1 | 0.0 | 1.27 | 71,366 | 0.0 | 0.00 | 26 | 26 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 560 | 204.8 | 51.2 | 0.0 | 1.27 | 65,146 | 0.0 | 0.00 | 23 | 23 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 509 | 186.0 | 46.5 | 0.0 | 1.27 | 59,143 | 0.0 | 0.00 | 21 | 21 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 464 | 169.3 | 42.3 | 0.0 | 1.27 | 53,847 | 0.0 | 0.00 | 19 | 19 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 2,679.2 | 669.8 | 0.0 | 1.27 | 852,129 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 644.8 | 161.2 | 0.0 | 1.27 | 205,076 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 3,324.0 | 831.0 | 0.0 | 1.27 | 1,057,204 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 125,326 | 14,236.4 | 0.0 | 1,958.2 | 0.0 | 13 | 109,131 | 0.0 | 0.0 | 20,550.0 | 30,538.4 | 0.0 | 51,088.4 | 0.0 | 58,043 | 0.0 | 58,043 | 58,043 | 55,420 |
| 2014 | 114,104 | 12,961.7 | 0.0 | 1,782.9 | 0.0 | 13 | 99,359 | 0.0 | 0.0 | 20,550.0 | 27,804.0 | 0.0 | 48,354.0 | 0.0 | 51,005 | 0.0 | 51,005 | 109,048 | 44,278 |
| 2015 | 103,887 | 11,801.1 | 0.0 | 1,623.2 | 0.0 | 13 | 90,463 | 0.0 | 0.0 | 20,550.0 | 25,314.4 | 0.0 | 45,864.4 | 0.0 | 44,598 | 0.0 | 44,598 | 153,646 | 35,199 |
| 2016 | 94,832 | 10,772.5 | 0.0 | 1,481.8 | 0.0 | 13 | 82,578 | 0.0 | 0.0 | 20,550.0 | 23,108.0 | 0.0 | 43,658.0 | 0.0 | 38,920 | 0.0 | 38,920 | 192,566 | 27,883 |
| 2017 | 86,094 | 9,779.8 | 0.0 | 1,346.2 | 0.0 | 13 | 74,969 | 0.0 | 0.0 | 20,550.0 | 20,978.6 | 0.0 | 41,528.6 | 0.0 | 33,440 | 0.0 | 33,440 | 226,006 | 21,781 |
| 2018 | 78,385 | 8,904.1 | 0.0 | 1,224.8 | 0.0 | 13 | 68,256 | 0.0 | 0.0 | 20,550.0 | 19,100.2 | 0.0 | 39,650.2 | 0.0 | 28,606 | 0.0 | 28,606 | 254,612 | 16,939 |
| 2019 | 71,366 | 8,106.9 | 0.0 | 1,115.1 | 0.0 | 13 | 62,144 | 0.0 | 0.0 | 20,550.0 | 17,389.9 | 0.0 | 37,939.9 | 0.0 | 24,204 | 0.0 | 24,204 | 278,816 | 13,031 |
| 2020 | 65,146 | 7,400.3 | 0.0 | 1,017.9 | 0.0 | 13 | 56,728 | 0.0 | 0.0 | 20,550.0 | 15,874.2 | 0.0 | 36,424.2 | 0.0 | 20,303 | 0.0 | 20,303 | 299,119 | 9,935 |
| 2021 | 59,143 | 6,718.3 | 0.0 | 924.1 | 0.0 | 13 | 51,500 | 0.0 | 0.0 | 20,550.0 | 14,411.4 | 0.0 | 34,961.4 | 0.0 | 16,539 | 0.0 | 16,539 | 315,658 | 7,358 |
| 2022 | 53,847 | 6,116.8 | 0.0 | 841.4 | 0.0 | 13 | 46,889 | 0.0 | 0.0 | 20,550.0 | 13,121.0 | 0.0 | 33,671.0 | 0.0 | 13,218 | 0.0 | 13,218 | 328,876 | 5,346 |
| Sub | 852,129 | 96,797.9 | 0.0 | 13,314.5 | 0.0 | 13 | 742,016 | 0.0 | 0.0 | 205,500.0 | 207,640.2 | 0.0 | 413,140.2 | 0.0 | 328,876 | 0.0 | 328,876 | 328,876 | 237,170 |
| Rem | 205,076 | 23,295.7 | 0.0 | 3,204.3 | 0.0 | 13 | 178,576 | 0.0 | 0.0 | 102,750.0 | 49,971.3 | 0.0 | 152,721.3 | 10,500.0 | 15,354 | 0.0 | 15,354 | 344,231 | 5,995 |
| Total | 1,057,204 | 120,093.6 | 0.0 | 16,518.8 | 0.0 | 13 | 920,592 | 0.0 | 0.0 | 308,250.0 | 257,611.5 | 0.0 | 565,861.5 | 10,500.0 | 344,231 | 0.0 | 344,231 | 344,231 | 243,165 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 5.1 |
| RLI (Principal Product) | 8.44 |
| Reserves Life | 15.00 |
| RLI (BOE) | 8.4 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (MMcf) | 3,324 | 831 | 831 | 724 |
| Gas (bbl) | 554,003 | 138,501 | 138,501 | 120,604 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 554,003 | 138,501 | 138,501 | 120,604 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 344,231 | 0.0 | 344,231 | 2.49 |
| 5 | 285,665 | 0.0 | 285,665 | 2.06 |
| 8 | 258,629 | 0.0 | 258,629 | 1.87 |
| 10 | 243,165 | 0.0 | 243,165 | 1.76 |
| 15 | 211,447 | 0.0 | 211,447 | 1.53 |
| 20 | 187,153 | 0.0 | 187,153 | 1.35 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 5.4 | | 5.4 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 46.58 | 46.58 | 46.58 | 46.58 |
| Prod (12 Mo Ave) | (BOEPD) | 44.95 | 44.95 | 44.95 | 44.95 |
| Price | ($/BOE) | 7.63 | 7.63 | 7.63 | 7.63 |
| Royalties | ($/BOE) | 0.99 | 0.99 | 0.99 | 0.99 |
| Operating Costs | ($/BOE) | 3.11 | 3.11 | 3.11 | 3.11 |
| NetBack | ($/BOE) | 3.54 | 3.54 | 3.54 | 3.54 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Clarke Lake | Operator: | PETRO-CANADA |
| Location: | 00/C-052-F/094-J-10/0 | Formation: | SLAVE POINT |
| Category | P+P | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS PRODUCER | Current Status Date: | 1973-02-07 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1973-01-02 | Top Depth: | 6,499.7 ft KB |
| Kelly Bushing: | 1,503.9 ft SS | Total Depth: | 6,529.9 ft KB |
| Pool Name: | SLAVE POINT A | Midpoint Perf Depth: | 6,514.8 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 19,500.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 14,428.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 5,071.9 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 4,412.6 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.13 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0630 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1973-02-07 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 5,071,930.3 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2040-09-05 |
| Initial Rate: | 1,300 Mcf/day |
| Rate at Effective Date: | 1,300 Mcf/day |
| Final Rate: | 125 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 19,500,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perfs: 1937.2-1937.9, 1920.2-1937.3, 1981.1-1990.2mKb. Openhole.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 25% WI | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |

Participant Remarks: To base Slave Point

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PETRO-CANADA | | Clarke Lake |
| Province: | British Columbia | | 00/C-052-F/094-J-10/0 |
| Field: | CLARKE LAKE | | P+P |
| Pool: | SLAVE POINT A | | |
| Unit: | | | |
| Status: | GAS PRODUCER | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 14,428,070 | Water Cum | (bbl) | 15,453,792 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 5,071,930 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 19,500,000 | Water Ult Rec | (bbl) | 15,453,792 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 14,428,070 | Decline Exp | 0.000 |
| Forecast End (Tf) | 09/04/2040 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 5,071,930 | Initial Decline (De) | 08.1 |
| Initial Rate (qi) (Mcf/day) | 1,295.3 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.13 | Reserve Life Index | 11.15 |
| Final Rate (qf) (Mcf/day) | 125.0 | Ult Recoverable (Mcf) | 19,500,000 | Gas Total Sales (Mcf) | 4,412,579 | Reserve Half Life | 7.13 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Clarke Lake, British Columbia
**Entity :** 00/C-052-F/094-J-10/0
**Formation :** SLAVE POINT
Effective December 31, 2012

Interests: 25% WI
Lease Burden: 1.5625% GORR
Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 1,085 | 395.8 | 99.0 | 0.0 | 1.27 | 125,898 | 0.0 | 0.00 | 45 | 45 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 997 | 363.7 | 90.9 | 0.0 | 1.27 | 115,690 | 0.0 | 0.00 | 42 | 42 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 916 | 334.3 | 83.6 | 0.0 | 1.27 | 106,309 | 0.0 | 0.00 | 38 | 38 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 841 | 308.0 | 77.0 | 0.0 | 1.27 | 97,946 | 0.0 | 0.00 | 35 | 35 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 773 | 282.2 | 70.5 | 0.0 | 1.27 | 89,748 | 0.0 | 0.00 | 32 | 32 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 710 | 259.3 | 64.8 | 0.0 | 1.27 | 82,471 | 0.0 | 0.00 | 30 | 30 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 653 | 238.3 | 59.6 | 0.0 | 1.27 | 75,784 | 0.0 | 0.00 | 27 | 27 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 600 | 219.5 | 54.9 | 0.0 | 1.27 | 69,822 | 0.0 | 0.00 | 25 | 25 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 551 | 201.2 | 50.3 | 0.0 | 1.27 | 63,978 | 0.0 | 0.00 | 23 | 23 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 506 | 184.8 | 46.2 | 0.0 | 1.27 | 58,791 | 0.0 | 0.00 | 21 | 21 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 2,787.1 | 696.8 | 0.0 | 1.27 | 886,437 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 834.2 | 208.5 | 0.0 | 1.27 | 265,308 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 3,621.3 | 905.3 | 0.0 | 1.27 | 1,151,745 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 125,898 | 14,301.4 | 0.0 | 1,967.2 | 0.0 | 13 | 109,629 | 0.0 | 0.0 | 20,550.0 | 30,677.8 | 0.0 | 51,227.8 | 0.0 | 58,402 | 0.0 | 58,402 | 58,402 | 55,757 |
| 2014 | 115,690 | 13,141.8 | 0.0 | 1,807.7 | 0.0 | 13 | 100,740 | 0.0 | 0.0 | 20,550.0 | 28,190.4 | 0.0 | 48,740.4 | 0.0 | 52,000 | 0.0 | 52,000 | 110,401 | 45,136 |
| 2015 | 106,309 | 12,076.3 | 0.0 | 1,661.1 | 0.0 | 13 | 92,572 | 0.0 | 0.0 | 20,550.0 | 25,904.7 | 0.0 | 46,454.7 | 0.0 | 46,117 | 0.0 | 46,117 | 156,519 | 36,394 |
| 2016 | 97,946 | 11,126.2 | 0.0 | 1,530.4 | 0.0 | 13 | 85,289 | 0.0 | 0.0 | 20,550.0 | 23,866.8 | 0.0 | 44,416.8 | 0.0 | 40,873 | 0.0 | 40,873 | 197,392 | 29,282 |
| 2017 | 89,748 | 10,195.0 | 0.0 | 1,402.3 | 0.0 | 13 | 78,151 | 0.0 | 0.0 | 20,550.0 | 21,869.1 | 0.0 | 42,419.1 | 0.0 | 35,732 | 0.0 | 35,732 | 233,123 | 23,273 |
| 2018 | 82,471 | 9,368.3 | 0.0 | 1,288.6 | 0.0 | 13 | 71,814 | 0.0 | 0.0 | 20,550.0 | 20,095.9 | 0.0 | 40,645.9 | 0.0 | 31,168 | 0.0 | 31,168 | 264,291 | 18,457 |
| 2019 | 75,784 | 8,608.7 | 0.0 | 1,184.1 | 0.0 | 13 | 65,991 | 0.0 | 0.0 | 20,550.0 | 18,466.5 | 0.0 | 39,016.5 | 0.0 | 26,975 | 0.0 | 26,975 | 291,266 | 14,522 |
| 2020 | 69,822 | 7,931.5 | 0.0 | 1,091.0 | 0.0 | 13 | 60,800 | 0.0 | 0.0 | 20,550.0 | 17,013.7 | 0.0 | 37,563.7 | 0.0 | 23,236 | 0.0 | 23,236 | 314,502 | 11,370 |
| 2021 | 63,978 | 7,267.6 | 0.0 | 999.7 | 0.0 | 13 | 55,711 | 0.0 | 0.0 | 20,550.0 | 15,589.7 | 0.0 | 36,139.7 | 0.0 | 19,571 | 0.0 | 19,571 | 334,073 | 8,707 |
| 2022 | 58,791 | 6,678.3 | 0.0 | 918.6 | 0.0 | 13 | 51,194 | 0.0 | 0.0 | 20,550.0 | 14,325.6 | 0.0 | 34,875.6 | 0.0 | 16,318 | 0.0 | 16,318 | 350,391 | 6,600 |
| Sub | 886,437 | 100,695.2 | 0.0 | 13,850.6 | 0.0 | 13 | 771,892 | 0.0 | 0.0 | 205,500.0 | 216,000.3 | 0.0 | 421,500.3 | 0.0 | 350,391 | 0.0 | 350,391 | 350,391 | 249,499 |
| Rem | 265,308 | 30,137.8 | 0.0 | 4,145.4 | 0.0 | 13 | 231,025 | 0.0 | 0.0 | 123,300.0 | 64,648.2 | 0.0 | 187,948.2 | 10,500.0 | 32,576 | 0.0 | 32,576 | 382,968 | 11,390 |
| Total | 1,151,745 | 130,833.0 | 0.0 | 17,996.0 | 0.0 | 13 | 1,002,916 | 0.0 | 0.0 | 328,800.0 | 280,648.5 | 0.0 | 609,448.5 | 10,500.0 | 382,968 | 0.0 | 382,968 | 382,968 | 260,890 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 5.5 |
| RLI (Principal Product) | 9.15 |
| Reserves Life | 16.00 |
| RLI (BOE) | 9.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (MMcf) | 3,621 | 905 | 905 | 788 |
| Gas (bbl) | 603,545 | 150,886 | 150,886 | 131,389 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 603,545 | 150,886 | 150,886 | 131,389 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 382,968 | 0.0 | 382,968 | 2.54 |
| 5 | 311,238 | 0.0 | 311,238 | 2.06 |
| 8 | 279,039 | 0.0 | 279,039 | 1.85 |
| 10 | 260,890 | 0.0 | 260,890 | 1.73 |
| 15 | 224,287 | 0.0 | 224,287 | 1.49 |
| 20 | 196,826 | 0.0 | 196,826 | 1.30 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 5.8 | 5.8 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 46.64 | 46.64 | 46.64 | 46.64 |
| Prod (12 Mo Ave) | (BOEPD) | 45.16 | 45.16 | 45.16 | 45.16 |
| Price | ($/BOE) | 7.63 | 7.63 | 7.63 | 7.63 |
| Royalties | ($/BOE) | 0.99 | 0.99 | 0.99 | 0.99 |
| Operating Costs | ($/BOE) | 3.11 | 3.11 | 3.11 | 3.11 |
| NetBack | ($/BOE) | 3.54 | 3.54 | 3.54 | 3.54 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Clarke Lake | Operator: | PETRO-CANADA |
| Location: | 00/C-054-F/094-J-10/0 | Formation: | SLAVE POINT |
| Category | Probable | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS PRODUCER | Current Status Date: | 1995-03-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1966-07-09 | Top Depth: | 6,525.6 ft KB |
| Kelly Bushing: | 1,465.9 ft SS | Total Depth: | 6,743.1 ft KB |
| Pool Name: | SLAVE POINT A | Midpoint Perf Depth: | 6,626.6 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 7,750.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 6,169.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 1,581.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 1,375.4 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.13 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1968-06-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 1,580,966.2 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2014-02-01 |
| End Date: | 2030-02-02 |
| Initial Rate: | 500 Mcf/day |
| Rate at Effective Date: | 500 Mcf/day |
| Final Rate: | 125 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 7,750,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perfs: 1989-2050.6mKb.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 18.75% WI | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |

Participant Remarks: To base Slave Point

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PETRO-CANADA | | Clarke Lake |
| Province: | British Columbia | | 00/C-054-F/094-J-10/0 |
| Field: | CLARKE LAKE | | Probable |
| Pool: | SLAVE POINT A | | |
| Unit: | | | |
| Status: | GAS PRODUCER | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
End Of Hist
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Eff
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 6,169,034 | Water Cum | (bbl) | 3,964,147 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 1,580,966 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 7,750,000 | Water Ult Rec | (bbl) | 3,964,147 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 02/01/2014 | Calculation Type | | Undefined | Est Cum Prod | (Mcf) | 6,169,034 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 02/01/2030 | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec | (Mcf) | 1,580,966 | Initial Decline (De) | 08.3 |
| Initial Rate (qi) | (Mcf/day) | 500.0 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.13 | Reserve Life Index | 9.04 |
| Final Rate (qf) | (Mcf/day) | 125.0 | Ult Recoverable | (Mcf) | 7,750,000 | Gas Total Sales | (Mcf) | 1,375,441 | Reserve Half Life | 5.45 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Clarke Lake, British Columbia
**Entity :** 00/C-054-F/094-J-10/0
**Formation :** SLAVE POINT
Effective December 31, 2012

Interests: 18.75% WI

Lease Burden: 1.5625% GORR

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 383 | 139,683.8 | 26,190.7 | 0.0 | 1.27 | 33,320 | 0.0 | 0.00 | 12 | 12 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 385 | 140,511.4 | 26,345.9 | 0.0 | 1.27 | 33,517 | 0.0 | 0.00 | 12 | 12 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 353 | 129,196.0 | 24,224.2 | 0.0 | 1.27 | 30,818 | 0.0 | 0.00 | 11 | 11 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 324 | 118,143.2 | 22,151.9 | 0.0 | 1.27 | 28,182 | 0.0 | 0.00 | 10 | 10 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 297 | 108,345.0 | 20,314.7 | 0.0 | 1.27 | 25,844 | 0.0 | 0.00 | 9 | 9 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 635,879.4 | 119,227.4 | 0.0 | 1.27 | 151,681 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 635,879.4 | 119,227.4 | 0.0 | 1.27 | 151,681 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 33,320 | 3,785.0 | 0.0 | 240.1 | 0.0 | 12 | 29,295 | 0.0 | 0.0 | 14,128.1 | 8,119.1 | 0.0 | 22,247.2 | 0.0 | 7,047 | 75,000.0 | -67,953 | -67,953 | -61,826 |
| 2015 | 33,517 | 3,807.4 | 0.0 | 231.5 | 0.0 | 12 | 29,478 | 0.0 | 0.0 | 15,412.5 | 8,167.2 | 0.0 | 23,579.7 | 0.0 | 5,899 | 0.0 | 5,899 | -62,054 | 4,660 |
| 2016 | 30,818 | 3,500.8 | 0.0 | 203.6 | 0.0 | 12 | 27,114 | 0.0 | 0.0 | 15,412.5 | 7,509.5 | 0.0 | 22,922.0 | 0.0 | 4,192 | 0.0 | 4,192 | -57,862 | 3,003 |
| 2017 | 28,182 | 3,201.3 | 0.0 | 178.2 | 0.0 | 12 | 24,802 | 0.0 | 0.0 | 15,412.5 | 6,867.1 | 0.0 | 22,279.6 | 0.0 | 2,523 | 0.0 | 2,523 | -55,340 | 1,643 |
| 2018 | 25,844 | 2,935.8 | 0.0 | 156.7 | 0.0 | 12 | 22,752 | 0.0 | 0.0 | 15,412.5 | 6,297.6 | 0.0 | 21,710.1 | 7,875.0 | -6,833 | 0.0 | -6,833 | -62,173 | -4,046 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -62,173 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -62,173 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -62,173 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -62,173 | 0 |
| Sub | 151,681 | 17,230.3 | 0.0 | 1,010.1 | 0.0 | 12 | 133,441 | 0.0 | 0.0 | 75,778.1 | 36,960.5 | 0.0 | 112,738.6 | 7,875.0 | 12,827 | 75,000.0 | -62,173 | -62,173 | -56,567 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -62,173 | 0 |
| Total | 151,681 | 17,230.3 | 0.0 | 1,010.1 | 0.0 | 12 | 133,441 | 0.0 | 0.0 | 75,778.1 | 36,960.5 | 0.0 | 112,738.6 | 7,875.0 | 12,827 | 75,000.0 | -62,173 | -62,173 | -56,567 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.2 |
| RLI (Principal Product) | 4.18 |
| Reserves Life | 4.92 |
| RLI (BOE) | 4.2 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 635,879 | 119,227 | 119,227 | 103,821 |
| Gas (bbl) | 105,980 | 19,871 | 19,871 | 17,303 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 105,980 | 19,871 | 19,871 | 17,303 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 12,827 | 75,000.0 | (62,173) | (3.13) |
| 5 | 12,103 | 71,288.0 | (59,185) | (2.98) |
| 8 | 11,653 | 69,229.0 | (57,576) | (2.90) |
| 10 | 11,353 | 67,919.9 | (56,567) | (2.85) |
| 15 | 10,617 | 64,850.3 | (54,233) | (2.73) |
| 20 | 9,916 | 62,041.5 | (52,125) | (2.62) |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 5,763.46 | 5,763.46 |
| Cost Of Reserves | $/BOE | 3.77 | 3.77 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | -0.8 | -0.8 |
| NPV/Disc Invest | | -0.8 | -0.8 |
| NPV/DIS Cap Exposure | | -83.3 | -83.3 |
| NPV/BOEPD | (M$/boepd) | -4.3 | -4.3 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 13.45 | 13.45 | 13.45 | 13.45 |
| Prod (12 Mo Ave) | (BOEPD) | 13.01 | 13.01 | 13.01 | 13.01 |
| Price | ($/BOE) | 7.63 | 7.63 | 7.63 | 7.63 |
| Royalties | ($/BOE) | 0.92 | 0.92 | 0.92 | 0.92 |
| Operating Costs | ($/BOE) | 5.10 | 5.10 | 5.10 | 5.10 |
| NetBack | ($/BOE) | 1.61 | 1.61 | 1.61 | 1.61 |
| Recycle Ratio | (ratio) | 0.43 | 0.43 | 0.43 | 0.43 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Clarke Lake | Operator: | PETRO-CANADA |
| Location: | 00/A-061-F/094-J-10/0 | Formation: | SLAVE POINT |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | ABANDONED GAS | Current Status Date: | 2009-04-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1965-03-12 | Top Depth: | 6,481.6 ft KB |
| Kelly Bushing: | 1,515.1 ft SS | Total Depth: | 6,830.1 ft KB |
| Pool Name: | SLAVE POINT A | Midpoint Perf Depth: | 6,590.9 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 48,117.7 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 48,117.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.13 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0680 Fraction |

Volumetric Remarks:

Category Remarks: Abandoned

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1966-01-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf — Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments: Perfs: 1975.6-2042.1mKb. Open Hole. BP set @ 1712.5m.

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | **Reserve** | **Yield** | **ISC** |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| **Interests** | **Lessor** | **Burdens** |
|---|---|---|
| 18.75% WI | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |

Participant Remarks: To base Slave Point

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | |
|---|---|---|
| Operator: | PETRO-CANADA | Clarke Lake |
| Province: | British Columbia | 00/A-061-F/094-J-10/0 |
| Field: | CLARKE LAKE | NRA |
| Pool: | SLAVE POINT A | |
| Unit: | | |
| Status: | ABANDONED GAS | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Acq
Eff
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 48,117,734 | Water Cum | (bbl) | 5,345,430 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 48,117,734 | Water Ult Rec | (bbl) | 5,345,430 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | | Undefined | Est Cum Prod (Mcf) | 48,117,734 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | 0.13 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable | (Mcf) | 48,117,734 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Clarke Lake | Operator: | PETRO-CANADA |
| Location: | 00/D-054-G/094-J-10/2 | Formation: | SLAVE POINT |
| Category | NRA | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS PRODUCER | Current Status Date: | 2003-03-04 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 2002-12-14 | Top Depth: | 6,680.8 ft KB |
| Kelly Bushing: | 1,521.3 ft SS | Total Depth: | 7,336.0 ft KB |
| Pool Name: | SLAVE POINT A | Midpoint Perf Depth: | 7,008.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| **Reservoir Parameters** * | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 1,300.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 954.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 345.3 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 300.4 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.13 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0002 Fraction |
| | | | | CO2 Content: | 0.0038 Fraction |

Volumetric Remarks:

Category Remarks: Penalty well - not expected to pay out

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 2003-03-04 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 345,339.4 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2019-07-23 |
| Initial Rate: | 200 Mcf/day |
| Rate at Effective Date: | 200 Mcf/day |
| Final Rate: | 100 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 1,300,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perfs: 2036.3-2236.7mKb. Open hole

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (1871 M$) 0% WI | Crown:New Oil 100% Base 12 Gas 100% | 2.625% GORR |
| APO: 1: 16.666% WI | | |

Participant Remarks: To base Slave Point
Penalty well - balance estimated to Dec 31, 2010
Not expected to pay out
GORR is 15% on 17.5% production

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **PETRO-CANADA** | | **Clarke Lake** |
| **Province:** | **British Columbia** | | **00/D-054-G/094-J-10/2** |
| **Field:** | **CLARKE LAKE** | | **NRA** |
| **Pool:** | **SLAVE POINT A** | | |
| **Unit:** | | | |
| **Status:** | **GAS PRODUCER** | | |


Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)


Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 954,661 | Water Cum | (bbl) | 1,735,652 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 345,339 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 1,300,000 | Water Ult Rec | (bbl) | 1,735,652 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 954,661 | Decline Exp | 0.000 |
| Forecast End (Tf) | 07/22/2019 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 345,339 | Initial Decline (De) | 10.0 |
| Initial Rate (qi) (Mcf/day) | 199.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.13 | Reserve Life Index | 4.99 |
| Final Rate (qf) (Mcf/day) | 100.0 | Ult Recoverable (Mcf) | 1,300,000 | Gas Total Sales (Mcf) | 300,445 | Reserve Half Life | 2.73 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Clarke Lake | Operator: | PETRO-CANADA |
| Location: | 00/A-065-G/094-J-10/0 | Formation: | SLAVE POINT |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | SALTWATER DISPOSAL | Current Status Date: | 1970-03-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1965-01-18 | Top Depth: | 6,678.8 ft KB |
| Kelly Bushing: | 1,535.1 ft SS | Total Depth: | 6,827.1 ft KB |
| Pool Name: | SLAVE POINT A | Midpoint Perf Depth: | 6,718.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 2,693.6 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 2,693.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.13 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0800 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1966-02-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 16.66% WI | Crown:New Oil 100% Base 12 Gas 100% | 2.625% GORR |

Participant Remarks: To base Slave Point
GORR is 15% on 17.5% production

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Clarke Lake | Operator: | PETRO-CANADA |
| Location: | 00/D-066-G/094-J-10/0 | Formation: | SLAVE POINT |
| Category | PDP | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS PRODUCER | Current Status Date: | 1991-02-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1990-08-19 | Top Depth: | 6,446.9 ft KB |
| Kelly Bushing: | 1,538.4 ft SS | Total Depth: | 6,505.9 ft KB |
| Pool Name: | SLAVE POINT A | Midpoint Perf Depth: | 6,476.4 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 10,000.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 6,884.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 3,116.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 2,710.9 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.13 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0230 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1991-02-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 3,115,966.3 Mcf — Oil: 0.0 Mbbl

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2033-05-17 |
| Initial Rate: | 993 Mcf/day |
| Rate at Effective Date: | 993 Mcf/day |
| Final Rate: | 125 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 10,000,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 9.375% WI | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |

Participant Remarks: To base Slave Point

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | |
|---|---|---|
| **Operator:** | **PETRO-CANADA** | **Clarke Lake** |
| **Province:** | **British Columbia** | **00/D-066-G/094-J-10/0** |
| **Field:** | **CLARKE LAKE** | **PDP** |
| **Pool:** | **SLAVE POINT A** | |
| **Unit:** | | |
| **Status:** | **GAS PRODUCER** | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 6,884,034 | Water Cum | (bbl) | 7,486,291 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 3,115,966 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 10,000,000 | Water Ult Rec | (bbl) | 7,486,291 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 6,884,034 | Decline Exp | 0.000 |
| Forecast End (Tf) | 05/16/2033 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 3,115,966 | Initial Decline (De) | 09.7 |
| Initial Rate (qi) (Mcf/day) | 988.6 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.13 | Reserve Life Index | 9.04 |
| Final Rate (qf) (Mcf/day) | 125.0 | Ult Recoverable (Mcf) | 10,000,000 | Gas Total Sales (Mcf) | 2,710,891 | Reserve Half Life | 5.65 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Clarke Lake, British Columbia
Interests: 9.375% WI
Lease Burden: 1.5625% GORR

**Entity :** 00/D-066-G/094-J-10/0

**Formation :** SLAVE POINT
Lessor: Crown:New Oil 100% Base 12 Gas 100%

Effective December 31, 2012
Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 821 | 299.8 | 28.1 | 0.0 | 1.27 | 35,755 | 0.0 | 0.00 | 13 | 13 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 742 | 270.8 | 25.4 | 0.0 | 1.27 | 32,299 | 0.0 | 0.00 | 12 | 12 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 670 | 244.6 | 22.9 | 0.0 | 1.27 | 29,177 | 0.0 | 0.00 | 10 | 10 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 605 | 221.6 | 20.8 | 0.0 | 1.27 | 26,425 | 0.0 | 0.00 | 9 | 9 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 547 | 199.6 | 18.7 | 0.0 | 1.27 | 23,802 | 0.0 | 0.00 | 9 | 9 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 494 | 180.3 | 16.9 | 0.0 | 1.27 | 21,501 | 0.0 | 0.00 | 8 | 8 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 446 | 162.8 | 15.3 | 0.0 | 1.27 | 19,423 | 0.0 | 0.00 | 7 | 7 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 403 | 147.5 | 13.8 | 0.0 | 1.27 | 17,591 | 0.0 | 0.00 | 6 | 6 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 364 | 132.9 | 12.5 | 0.0 | 1.27 | 15,845 | 0.0 | 0.00 | 6 | 6 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 329 | 120.0 | 11.3 | 0.0 | 1.27 | 14,313 | 0.0 | 0.00 | 5 | 5 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 1,979.8 | 185.6 | 0.0 | 1.27 | 236,130 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 108.4 | 10.2 | 0.0 | 1.27 | 12,930 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 2,088.2 | 195.8 | 0.0 | 1.27 | 249,060 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 35,755 | 4,061.6 | 0.0 | 558.7 | 0.0 | 13 | 31,134 | 0.0 | 0.0 | 7,706.2 | 8,712.4 | 0.0 | 16,418.7 | 0.0 | 14,716 | 0.0 | 14,716 | 14,716 | 14,053 |
| 2014 | 32,299 | 3,669.0 | 0.0 | 504.7 | 0.0 | 13 | 28,125 | 0.0 | 0.0 | 7,706.2 | 7,870.3 | 0.0 | 15,576.5 | 0.0 | 12,548 | 0.0 | 12,548 | 27,264 | 10,896 |
| 2015 | 29,177 | 3,314.3 | 0.0 | 455.9 | 0.0 | 13 | 25,406 | 0.0 | 0.0 | 7,706.2 | 7,109.5 | 0.0 | 14,815.8 | 0.0 | 10,591 | 0.0 | 10,591 | 37,855 | 8,361 |
| 2016 | 26,425 | 3,001.7 | 0.0 | 412.9 | 0.0 | 13 | 23,010 | 0.0 | 0.0 | 7,706.2 | 6,439.0 | 0.0 | 14,145.3 | 0.0 | 8,865 | 0.0 | 8,865 | 46,720 | 6,351 |
| 2017 | 23,802 | 2,703.8 | 0.0 | 371.9 | 0.0 | 13 | 20,726 | 0.0 | 0.0 | 7,706.2 | 5,799.9 | 0.0 | 13,506.1 | 0.0 | 7,220 | 0.0 | 7,220 | 53,940 | 4,703 |
| 2018 | 21,501 | 2,442.4 | 0.0 | 336.0 | 0.0 | 13 | 18,723 | 0.0 | 0.0 | 7,706.2 | 5,239.3 | 0.0 | 12,945.5 | 0.0 | 5,777 | 0.0 | 5,777 | 59,717 | 3,421 |
| 2019 | 19,423 | 2,206.4 | 0.0 | 303.5 | 0.0 | 13 | 16,913 | 0.0 | 0.0 | 7,706.2 | 4,732.8 | 0.0 | 12,439.1 | 0.0 | 4,474 | 0.0 | 4,474 | 64,191 | 2,409 |
| 2020 | 17,591 | 1,998.3 | 0.0 | 274.9 | 0.0 | 13 | 15,318 | 0.0 | 0.0 | 7,706.2 | 4,286.5 | 0.0 | 11,992.7 | 0.0 | 3,325 | 0.0 | 3,325 | 67,516 | 1,627 |
| 2021 | 15,845 | 1,799.9 | 0.0 | 247.6 | 0.0 | 13 | 13,798 | 0.0 | 0.0 | 7,706.2 | 3,861.0 | 0.0 | 11,567.3 | 0.0 | 2,230 | 0.0 | 2,230 | 69,747 | 992 |
| 2022 | 14,313 | 1,625.9 | 0.0 | 223.6 | 0.0 | 13 | 12,464 | 0.0 | 0.0 | 7,706.2 | 3,487.8 | 0.0 | 11,194.0 | 0.0 | 1,270 | 0.0 | 1,270 | 71,016 | 514 |
| Sub | 236,130 | 26,823.3 | 0.0 | 3,689.5 | 0.0 | 13 | 205,617 | 0.0 | 0.0 | 77,062.5 | 57,538.4 | 0.0 | 134,600.9 | 0.0 | 71,016 | 0.0 | 71,016 | 71,016 | 53,326 |
| Rem | 12,930 | 1,468.8 | 0.0 | 202.0 | 0.0 | 13 | 11,259 | 0.0 | 0.0 | 7,706.2 | 3,150.7 | 0.0 | 10,856.9 | 3,937.5 | -3,535 | 0.0 | -3,535 | 67,481 | -1,300 |
| Total | 249,060 | 28,292.1 | 0.0 | 3,891.6 | 0.0 | 13 | 216,876 | 0.0 | 0.0 | 84,768.8 | 60,689.1 | 0.0 | 145,457.8 | 3,937.5 | 67,481 | 0.0 | 67,481 | 67,481 | 52,026 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 4.0 |
| RLI (Principal Product) | 6.97 |
| Reserves Life | 11.00 |
| RLI (BOE) | 7.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (MMcf) | 2,088 | 196 | 196 | 170 |
| Gas (bbl) | 348,038 | 32,629 | 32,629 | 28,412 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 348,038 | 32,629 | 32,629 | 28,412 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 67,481 | 0.0 | 67,481 | 2.07 |
| 5 | 58,834 | 0.0 | 58,834 | 1.80 |
| 8 | 54,562 | 0.0 | 54,562 | 1.67 |
| 10 | 52,026 | 0.0 | 52,026 | 1.59 |
| 15 | 46,590 | 0.0 | 46,590 | 1.43 |
| 20 | 42,186 | 0.0 | 42,186 | 1.29 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 4.1 | | 4.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 13.33 | 13.33 | 13.33 | 13.33 |
| Prod (12 Mo Ave) | (BOEPD) | 12.82 | 12.82 | 12.82 | 12.82 |
| Price | ($/BOE) | 7.63 | 7.63 | 7.63 | 7.63 |
| Royalties | ($/BOE) | 0.99 | 0.99 | 0.99 | 0.99 |
| Operating Costs | ($/BOE) | 3.51 | 3.51 | 3.51 | 3.51 |
| NetBack | ($/BOE) | 3.14 | 3.14 | 3.14 | 3.14 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Clarke Lake | Operator: | PETRO-CANADA |
| Location: | 00/D-066-G/094-J-10/0 | Formation: | SLAVE POINT |
| Category | P+P | Calculation Type: | Performance |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS PRODUCER | Current Status Date: | 1991-02-01 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1990-08-19 | Top Depth: | 6,446.9 ft KB |
| Kelly Bushing: | 1,538.4 ft SS | Total Depth: | 6,505.9 ft KB |
| Pool Name: | SLAVE POINT A | Midpoint Perf Depth: | 6,476.4 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 10,500.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 6,884.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 3,616.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 3,145.9 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.13 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0230 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1991-02-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 3,615,966.3 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2013-01-01 |
| End Date: | 2036-08-17 |
| Initial Rate: | 994 Mcf/day |
| Rate at Effective Date: | 994 Mcf/day |
| Final Rate: | 125 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 10,500,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 9.375% WI | Crown:New Oil 100% Base 12 Gas 100% | 1.5625% GORR |

Participant Remarks: To base Slave Point

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PETRO-CANADA | | Clarke Lake |
| Province: | British Columbia | | 00/D-066-G/094-J-10/0 |
| Field: | CLARKE LAKE | | P+P |
| Pool: | SLAVE POINT A | | |
| Unit: | | | |
| Status: | GAS PRODUCER | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 6,884,034 | Water Cum | (bbl) | 7,486,291 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 3,615,966 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 10,500,000 | Water Ult Rec | (bbl) | 7,486,291 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (Mcf) | 6,884,034 | Decline Exp | 0.000 |
| Forecast End (Tf) | 08/16/2036 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 3,615,966 | Initial Decline (De) | 08.4 |
| Initial Rate (qi) (Mcf/day) | 990.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.13 | Reserve Life Index | 10.41 |
| Final Rate (qf) (Mcf/day) | 125.0 | Ult Recoverable (Mcf) | 10,500,000 | Gas Total Sales (Mcf) | 3,145,891 | Reserve Half Life | 6.56 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Clarke Lake, British Columbia
Interests: 9.375% WI
Lease Burden: 1.5625% GORR

**Entity :** 00/D-066-G/094-J-10/0

**Formation :** SLAVE POINT
Lessor: Crown:New Oil 100% Base 12 Gas 100%

Effective December 31, 2012
Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes MMcf | WI Volume MMcf | RI Volume MMcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 828 | 302.1 | 28.3 | 0.0 | 1.27 | 36,037 | 0.0 | 0.00 | 13 | 13 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 758 | 276.8 | 25.9 | 0.0 | 1.27 | 33,011 | 0.0 | 0.00 | 12 | 12 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 695 | 253.5 | 23.8 | 0.0 | 1.27 | 30,239 | 0.0 | 0.00 | 11 | 11 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 636 | 232.9 | 21.8 | 0.0 | 1.27 | 27,773 | 0.0 | 0.00 | 10 | 10 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 583 | 212.7 | 19.9 | 0.0 | 1.27 | 25,368 | 0.0 | 0.00 | 9 | 9 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 534 | 194.8 | 18.3 | 0.0 | 1.27 | 23,238 | 0.0 | 0.00 | 8 | 8 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 489 | 178.5 | 16.7 | 0.0 | 1.27 | 21,287 | 0.0 | 0.00 | 8 | 8 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 448 | 163.9 | 15.4 | 0.0 | 1.27 | 19,551 | 0.0 | 0.00 | 7 | 7 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 410 | 149.7 | 14.0 | 0.0 | 1.27 | 17,858 | 0.0 | 0.00 | 6 | 6 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 376 | 137.2 | 12.9 | 0.0 | 1.27 | 16,359 | 0.0 | 0.00 | 6 | 6 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 2,102.1 | 197.1 | 0.0 | 1.27 | 250,720 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 346.4 | 32.5 | 0.0 | 1.27 | 41,319 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 2,448.6 | 229.6 | 0.0 | 1.27 | 292,039 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 36,037 | 4,093.6 | 0.0 | 563.1 | 0.0 | 13 | 31,380 | 0.0 | 0.0 | 7,706.2 | 8,781.1 | 0.0 | 16,487.4 | 0.0 | 14,893 | 0.0 | 14,893 | 14,893 | 14,220 |
| 2014 | 33,011 | 3,749.9 | 0.0 | 515.8 | 0.0 | 13 | 28,745 | 0.0 | 0.0 | 7,706.2 | 8,043.8 | 0.0 | 15,750.1 | 0.0 | 12,995 | 0.0 | 12,995 | 27,888 | 11,281 |
| 2015 | 30,239 | 3,435.0 | 0.0 | 472.5 | 0.0 | 13 | 26,332 | 0.0 | 0.0 | 7,706.2 | 7,368.4 | 0.0 | 15,074.7 | 0.0 | 11,257 | 0.0 | 11,257 | 39,145 | 8,885 |
| 2016 | 27,773 | 3,154.9 | 0.0 | 433.9 | 0.0 | 13 | 24,184 | 0.0 | 0.0 | 7,706.2 | 6,767.4 | 0.0 | 14,473.7 | 0.0 | 9,710 | 0.0 | 9,710 | 48,855 | 6,957 |
| 2017 | 25,368 | 2,881.7 | 0.0 | 396.4 | 0.0 | 13 | 22,090 | 0.0 | 0.0 | 7,706.2 | 6,181.5 | 0.0 | 13,887.8 | 0.0 | 8,202 | 0.0 | 8,202 | 57,057 | 5,343 |
| 2018 | 23,238 | 2,639.7 | 0.0 | 363.1 | 0.0 | 13 | 20,235 | 0.0 | 0.0 | 7,706.2 | 5,662.5 | 0.0 | 13,368.7 | 0.0 | 6,867 | 0.0 | 6,867 | 63,924 | 4,066 |
| 2019 | 21,287 | 2,418.1 | 0.0 | 332.6 | 0.0 | 13 | 18,536 | 0.0 | 0.0 | 7,706.2 | 5,187.0 | 0.0 | 12,893.3 | 0.0 | 5,643 | 0.0 | 5,643 | 69,567 | 3,038 |
| 2020 | 19,551 | 2,220.9 | 0.0 | 305.5 | 0.0 | 13 | 17,024 | 0.0 | 0.0 | 7,706.2 | 4,764.0 | 0.0 | 12,470.2 | 0.0 | 4,554 | 0.0 | 4,554 | 74,121 | 2,228 |
| 2021 | 17,858 | 2,028.6 | 0.0 | 279.0 | 0.0 | 13 | 15,550 | 0.0 | 0.0 | 7,706.2 | 4,351.5 | 0.0 | 12,057.8 | 0.0 | 3,493 | 0.0 | 3,493 | 77,613 | 1,554 |
| 2022 | 16,359 | 1,858.3 | 0.0 | 255.6 | 0.0 | 13 | 14,245 | 0.0 | 0.0 | 7,706.2 | 3,986.1 | 0.0 | 11,692.4 | 0.0 | 2,552 | 0.0 | 2,552 | 80,166 | 1,032 |
| Sub | 250,720 | 28,480.6 | 0.0 | 3,917.5 | 0.0 | 13 | 218,322 | 0.0 | 0.0 | 77,062.5 | 61,093.5 | 0.0 | 138,156.0 | 0.0 | 80,166 | 0.0 | 80,166 | 80,166 | 58,604 |
| Rem | 41,319 | 4,693.7 | 0.0 | 645.6 | 0.0 | 13 | 35,980 | 0.0 | 0.0 | 23,118.8 | 10,068.3 | 0.0 | 33,187.1 | 3,937.5 | -1,145 | 0.0 | -1,145 | 79,021 | -212 |
| Total | 292,039 | 33,174.3 | 0.0 | 4,563.1 | 0.0 | 13 | 254,302 | 0.0 | 0.0 | 100,181.2 | 71,161.9 | 0.0 | 171,343.1 | 3,937.5 | 79,021 | 0.0 | 79,021 | 79,021 | 58,392 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 4.7 |
| RLI (Principal Product) | 8.10 |
| Reserves Life | 13.00 |
| RLI (BOE) | 8.1 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (MMcf) | 2,449 | 230 | 230 | 200 |
| Gas (bbl) | 408,097 | 38,259 | 38,259 | 33,315 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 408,097 | 38,259 | 38,259 | 33,315 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 79,021 | 0.0 | 79,021 | 2.07 |
| 5 | 67,304 | 0.0 | 67,304 | 1.76 |
| 8 | 61,678 | 0.0 | 61,678 | 1.61 |
| 10 | 58,392 | 0.0 | 58,392 | 1.53 |
| 15 | 51,490 | 0.0 | 51,490 | 1.35 |
| 20 | 46,047 | 0.0 | 46,047 | 1.20 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 4.5 | | 4.5 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 13.36 | 13.36 | 13.36 | 13.36 |
| Prod (12 Mo Ave) | (BOEPD) | 12.93 | 12.93 | 12.93 | 12.93 |
| Price | ($/BOE) | 7.63 | 7.63 | 7.63 | 7.63 |
| Royalties | ($/BOE) | 0.99 | 0.99 | 0.99 | 0.99 |
| Operating Costs | ($/BOE) | 3.49 | 3.49 | 3.49 | 3.49 |
| NetBack | ($/BOE) | 3.15 | 3.15 | 3.15 | 3.15 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:18 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.


R19W6
R18
T83
T83
T82
T82
R19W6
R18
Fort St. John
Peace River
Peace River
Pine River
Pine River

**WELL LEGEND**

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

**PIPELINE LEGEND**

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

**Fort St. John**

British Columbia

| Quick Select (403) 640-9080 | Date: 2013/2/1 Author: kim |
|---|---|

# Legend Energy Canada Ltd.
## DETAILED ECONOMIC SUMMARY
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012 Fort St John

| | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| **Sales Gas** **MMcf** | | | | | | |
| Ultimate Remaining | 415.2 | | | 415.2 | 290.6 | 705.9 |
| WI Before Royalty | 31.1 | | | 31.1 | 21.8 | 52.9 |
| WI After Royalty | 26.0 | | | 26.0 | 18.2 | 44.2 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 26.0 | | | 26.0 | 18.2 | 44.2 |
| **NGLs** **Mbbl** | | | | | | |
| Ultimate Remaining | 0.5 | | | 0.5 | 0.3 | 0.8 |
| WI Before Royalty | 0.0 | | | 0.0 | 0.0 | 0.1 |
| WI After Royalty | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 0.0 | | | 0.0 | 0.0 | 0.0 |
| **MBOE** **MBoe** | | | | | | |
| Ultimate Remaining | 69.7 | | | 69.7 | 48.8 | 118.5 |
| WI Before Royalty | 5.2 | | | 5.2 | 3.7 | 8.9 |
| WI After Royalty | 4.4 | | | 4.4 | 3.1 | 7.4 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 4.4 | | | 4.4 | 3.1 | 7.4 |
| **NPV - BTAX** **M$** | | | | | | |
| Undiscounted | 6.4 | | | 6.4 | 5.9 | 12.3 |
| Discounted at 5% | 6.3 | | | 6.3 | 5.3 | 11.7 |
| Discounted at 10% | 6.2 | | | 6.2 | 4.8 | 11.1 |
| Discounted at 15% | 6.1 | | | 6.1 | 4.4 | 10.5 |
| Discounted at 20% | 6.0 | | | 6.0 | 4.0 | 10.0 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

**Legend Energy Canada Ltd.**
**DETAILED RESERVES AND PRESENT VALUE**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**
**Fort St John**

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fort St John | | | | | | | | | | | | | | | | | | |
| 00/14-05-083-18W6/0 | BELLOY | 7.50 | PDP | 0.0 | 0.0 | 0.0 | 31.1 | 0.0 | 26.0 | 0.0 | 0.0 | 0.0 | 5.2 | 0.0 | 4.4 | 6.3 | 6.2 | 6.1 |
| 00/16-08-083-18W6/2 | BALDONNEL | | PDP | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Fort St John | | | | 0.0 | 0.0 | 0.0 | 31.1 | 0.0 | 26.0 | 0.0 | 0.0 | 0.0 | 5.2 | 0.0 | 4.4 | 6.3 | 6.2 | 6.1 |
| Total | | | | 0.0 | 0.0 | 0.0 | 31.1 | 0.0 | 26.0 | 0.0 | 0.0 | 0.0 | 5.2 | 0.0 | 4.4 | 6.3 | 6.2 | 6.1 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Fort St John

Effective December 31, 2012 — Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 368 | 134,360.1 | 10,077.0 | 0.0 | 1.32 | 13,302 | 0.0 | 0.00 | 5 | 5 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 305 | 111,473.4 | 8,360.5 | 0.0 | 1.32 | 11,036 | 0.0 | 0.00 | 4 | 4 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 253 | 92,485.2 | 6,936.4 | 0.0 | 1.32 | 9,156 | 0.0 | 0.00 | 3 | 3 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 210 | 76,922.6 | 5,769.2 | 0.0 | 1.32 | 7,615 | 0.0 | 0.00 | 3 | 3 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 415,241.4 | 31,143.1 | 0.0 | 1.32 | 41,109 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 415,241.4 | 31,143.1 | 0.0 | 1.32 | 41,109 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 12.1 | 0.0 | 101.03 | 1,221.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 12.1 | 0.0 | 9.2 |
| 2014 | 10.0 | 0.0 | 101.03 | 1,013.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 10.0 | 0.0 | 7.6 |
| 2015 | 8.3 | 0.0 | 101.03 | 840.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 8.3 | 0.0 | 6.3 |
| 2016 | 6.9 | 0.0 | 101.03 | 699.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 6.9 | 0.0 | 5.3 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 37.4 | 0.0 | 101.03 | 3,775.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 37.4 | 0.0 | 28.4 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 37.4 | 0.0 | 101.03 | 3,775.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 37.4 | 0.0 | 28.4 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 14,523 | 1,753.8 | 0.0 | 549.3 | 0.0 | 16 | 12,220 | 0.0 | 0.0 | 4,320.0 | 3,527.0 | 0.0 | 7,847.0 | 0.0 | 4,373 | 0.0 | 4,373 | 4,373 | 4,183 |
| 2014 | 12,049 | 1,455.1 | 0.0 | 455.7 | 0.0 | 16 | 10,139 | 0.0 | 0.0 | 4,320.0 | 2,926.2 | 0.0 | 7,246.2 | 0.0 | 2,892 | 0.0 | 2,892 | 7,266 | 2,517 |
| 2015 | 9,997 | 1,207.2 | 0.0 | 378.1 | 0.0 | 16 | 8,412 | 0.0 | 0.0 | 4,320.0 | 2,427.7 | 0.0 | 6,747.7 | 0.0 | 1,664 | 0.0 | 1,664 | 8,930 | 1,318 |
| 2016 | 8,315 | 1,004.1 | 0.0 | 311.3 | 0.0 | 16 | 6,999 | 0.0 | 0.0 | 4,320.0 | 2,019.2 | 0.0 | 6,339.2 | 3,150.0 | -2,490 | 0.0 | -2,490 | 6,440 | -1,784 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| Sub | 44,885 | 5,420.2 | 0.0 | 1,694.5 | 0.0 | 16 | 37,770 | 0.0 | 0.0 | 17,280.0 | 10,900.1 | 0.0 | 28,180.1 | 3,150.0 | 6,440 | 0.0 | 6,440 | 6,440 | 6,234 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| Total | 44,885 | 5,420.2 | 0.0 | 1,694.5 | 0.0 | 16 | 37,770 | 0.0 | 0.0 | 17,280.0 | 10,900.1 | 0.0 | 28,180.1 | 3,150.0 | 6,440 | 0.0 | 6,440 | 6,440 | 6,234 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 1.7 |
| RLI (Principal Product) | 3.09 |
| Reserves Life | 4.00 |
| RLI (BOE) | 3.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 415,241 | 31,143 | 31,143 | 26,025 |
| Gas (bbl) | 69,207 | 5,191 | 5,191 | 4,337 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 498 | 37 | 37 | 28 |
| Total (bbl) | 69,705 | 5,228 | 5,228 | 4,366 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 6,440 | 0.0 | 6,440 | 1.23 |
| 5 | 6,346 | 0.0 | 6,346 | 1.21 |
| 8 | 6,280 | 0.0 | 6,280 | 1.20 |
| 10 | 6,234 | 0.0 | 6,234 | 1.19 |
| 15 | 6,114 | 0.0 | 6,114 | 1.17 |
| 20 | 5,988 | 0.0 | 5,988 | 1.15 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | 10.0 |
| Payout | (Yrs) | | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > 200.0 |
| NPV/Undisc Invest | | | 0.0 | 0.0 |
| NPV/Disc Invest | | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 1.3 | 1.3 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 4.97 | 4.97 | 4.97 | 4.97 |
| Prod (12 Mo Ave) | (BOEPD) | 4.63 | 4.63 | 4.63 | 4.63 |
| Price | ($/BOE) | 8.59 | 8.59 | 8.59 | 8.59 |
| Royalties | ($/BOE) | 1.36 | 1.36 | 1.36 | 1.36 |
| Operating Costs | ($/BOE) | 4.64 | 4.64 | 4.64 | 4.64 |
| NetBack | ($/BOE) | 2.59 | 2.59 | 2.59 | 2.59 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Fort St John

Effective December 31, 2012 — Proved Plus Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fort St John | | | | | | | | | | | | | | | | | | |
| 00/14-05-083-18W6/0 | BELLOY | 7.50 | P+P | 0.0 | 0.0 | 0.0 | 52.9 | 0.0 | 44.2 | 0.1 | 0.0 | 0.0 | 8.9 | 0.0 | 7.4 | 11.7 | 11.1 | 10.5 |
| 00/16-08-083-18W6/2 | BALDONNEL | | P+P | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 |
| Fort St John | | | | 0.0 | 0.0 | 0.0 | 52.9 | 0.0 | 44.2 | 0.1 | 0.0 | 0.0 | 8.9 | 0.0 | 7.4 | 11.7 | 11.1 | 10.5 |
| Total | | | | 0.0 | 0.0 | 0.0 | 52.9 | 0.0 | 44.2 | 0.1 | 0.0 | 0.0 | 8.9 | 0.0 | 7.4 | 11.7 | 11.1 | 10.5 |

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Fort St John

Effective December 31, 2012 — Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 383 | 139,743.5 | 10,480.8 | 0.0 | 1.32 | 13,835 | 0.0 | 0.00 | 5 | 5 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 340 | 124,178.9 | 9,313.4 | 0.0 | 1.32 | 12,294 | 0.0 | 0.00 | 4 | 4 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 302 | 110,347.8 | 8,276.1 | 0.0 | 1.32 | 10,924 | 0.0 | 0.00 | 4 | 4 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 269 | 98,310.4 | 7,373.3 | 0.0 | 1.32 | 9,733 | 0.0 | 0.00 | 3 | 3 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 239 | 87,107.5 | 6,533.1 | 0.0 | 1.32 | 8,624 | 0.0 | 0.00 | 3 | 3 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 212 | 77,405.5 | 5,805.4 | 0.0 | 1.32 | 7,663 | 0.0 | 0.00 | 3 | 3 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 188 | 68,784.1 | 5,158.8 | 0.0 | 1.32 | 6,810 | 0.0 | 0.00 | 2 | 2 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 705,877.6 | 52,940.8 | 0.0 | 1.32 | 69,882 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 705,877.6 | 52,940.8 | 0.0 | 1.32 | 69,882 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 12.6 | 0.0 | 101.03 | 1,270.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 12.6 | 0.0 | 9.6 |
| 2014 | 11.2 | 0.0 | 101.03 | 1,129.1 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 11.2 | 0.0 | 8.5 |
| 2015 | 9.9 | 0.0 | 101.03 | 1,003.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 9.9 | 0.0 | 7.5 |
| 2016 | 8.8 | 0.0 | 101.03 | 893.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 8.8 | 0.0 | 6.7 |
| 2017 | 7.8 | 0.0 | 101.03 | 792.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 7.8 | 0.0 | 6.0 |
| 2018 | 7.0 | 0.0 | 101.03 | 703.8 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 7.0 | 0.0 | 5.3 |
| 2019 | 6.2 | 0.0 | 101.03 | 625.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 6.2 | 0.0 | 4.7 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 63.5 | 0.0 | 101.03 | 6,418.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 63.5 | 0.0 | 48.2 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 63.5 | 0.0 | 101.03 | 6,418.3 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 63.5 | 0.0 | 48.2 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 15,105 | 1,824.1 | 0.0 | 571.3 | 0.0 | 16 | 12,710 | 0.0 | 0.0 | 4,320.0 | 3,668.3 | 0.0 | 7,988.3 | 0.0 | 4,722 | 0.0 | 4,722 | 4,722 | 4,511 |
| 2014 | 13,423 | 1,620.9 | 0.0 | 507.7 | 0.0 | 16 | 11,294 | 0.0 | 0.0 | 4,320.0 | 3,259.7 | 0.0 | 7,579.7 | 0.0 | 3,715 | 0.0 | 3,715 | 8,436 | 3,227 |
| 2015 | 11,928 | 1,440.4 | 0.0 | 451.1 | 0.0 | 16 | 10,036 | 0.0 | 0.0 | 4,320.0 | 2,896.6 | 0.0 | 7,216.6 | 0.0 | 2,820 | 0.0 | 2,820 | 11,256 | 2,228 |
| 2016 | 10,627 | 1,283.3 | 0.0 | 397.9 | 0.0 | 16 | 8,945 | 0.0 | 0.0 | 4,320.0 | 2,580.6 | 0.0 | 6,900.6 | 0.0 | 2,045 | 0.0 | 2,045 | 13,301 | 1,465 |
| 2017 | 9,416 | 1,137.0 | 0.0 | 352.5 | 0.0 | 16 | 7,926 | 0.0 | 0.0 | 4,320.0 | 2,286.6 | 0.0 | 6,606.6 | 0.0 | 1,320 | 0.0 | 1,320 | 14,620 | 859 |
| 2018 | 8,367 | 1,010.4 | 0.0 | 313.3 | 0.0 | 16 | 7,043 | 0.0 | 0.0 | 4,320.0 | 2,031.9 | 0.0 | 6,351.9 | 0.0 | 691 | 0.0 | 691 | 15,311 | 409 |
| 2019 | 7,435 | 897.9 | 0.0 | 278.4 | 0.0 | 16 | 6,259 | 0.0 | 0.0 | 4,320.0 | 1,805.6 | 0.0 | 6,125.6 | 3,150.0 | -3,017 | 0.0 | -3,017 | 12,295 | -1,624 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 12,295 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 12,295 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 12,295 | 0 |
| Sub | 76,300 | 9,213.9 | 0.0 | 2,872.3 | 0.0 | 16 | 64,214 | 0.0 | 0.0 | 30,240.0 | 18,529.3 | 0.0 | 48,769.3 | 3,150.0 | 12,295 | 0.0 | 12,295 | 12,295 | 11,076 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 12,295 | 0 |
| Total | 76,300 | 9,213.9 | 0.0 | 2,872.3 | 0.0 | 16 | 64,214 | 0.0 | 0.0 | 30,240.0 | 18,529.3 | 0.0 | 48,769.3 | 3,150.0 | 12,295 | 0.0 | 12,295 | 12,295 | 11,076 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.8 |
| RLI (Principal Product) | 5.05 |
| Reserves Life | 7.00 |
| RLI (BOE) | 5.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 705,878 | 52,941 | 52,941 | 44,240 |
| Gas (bbl) | 117,646 | 8,823 | 8,823 | 7,373 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 847 | 64 | 64 | 48 |
| Total (bbl) | 118,493 | 8,887 | 8,887 | 7,422 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 12,295 | 0.0 | 12,295 | 1.38 |
| 5 | 11,682 | 0.0 | 11,682 | 1.31 |
| 8 | 11,316 | 0.0 | 11,316 | 1.27 |
| 10 | 11,076 | 0.0 | 11,076 | 1.25 |
| 15 | 10,499 | 0.0 | 10,499 | 1.18 |
| 20 | 9,961 | 0.0 | 9,961 | 1.12 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 2.3 | 2.3 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 5.04 | 5.04 | 5.04 | 5.04 |
| Prod (12 Mo Ave) | (BOEPD) | 4.82 | 4.82 | 4.82 | 4.82 |
| Price | ($/BOE) | 8.59 | 8.59 | 8.59 | 8.59 |
| Royalties | ($/BOE) | 1.36 | 1.36 | 1.36 | 1.36 |
| Operating Costs | ($/BOE) | 4.54 | 4.54 | 4.54 | 4.54 |
| NetBack | ($/BOE) | 2.68 | 2.68 | 2.68 | 2.68 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

**Legend Energy Canada Ltd.**
**ENTITY INTERESTS**

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Fort St John** | | | | | |
| 00/14-05-083-18W6/0 | BELLOY<br>FLOWING GAS | Gas<br>Conventional | 7.5% WI<br><br>Remarks: Belloy only | Crown:New Oil 100% Base 12 Gas 100% | 5% GORR |
| 00/08-08-083-18W6/0 | BELLOY<br>GAS - 2 ZONES | Gas<br>Conventional | 7.5% GORI<br><br>Remarks: To base Belloy | Crown:New Oil 100% Base 12 Gas 100% | |
| 00/08-08-083-18W6/2 | <br>POTENTIAL GAS | Undefined<br>Undefined | 7.5% GORI<br><br>Remarks: To base Belloy | Crown:New Oil 100% Base 12 Gas 100% | |
| 00/08-08-083-18W6/3 | <br>POTENTIAL GAS | Undefined<br>Undefined | 7.5% GORI<br><br>Remarks: To base Belloy | Crown:New Oil 100% Base 12 Gas 100% | |
| 00/08-08-083-18W6/4 | BLUESKY<br>GAS | Gas<br>Conventional | 7.5% GORI<br><br>Remarks: To base Belloy | Crown:New Oil 100% Base 12 Gas 100% | |
| 00/08-08-083-18W6/5 | MONTNEY<br>GAS | Gas<br>Conventional | 7.5% GORI<br><br>Remarks: To base Belloy | Crown:New Oil 100% Base 12 Gas 100% | |
| 00/16-08-083-18W6/0 | BALDONNEL<br>ABANDONED GAS | Gas<br>Conventional | 7.5% GORI<br><br>Remarks: To base Belloy | Crown:New Oil 100% Base 12 Gas 100% | |
| 00/16-08-083-18W6/2 | BALDONNEL<br>GAS | Gas<br>Conventional | BPO: (Capital) 7.5% GORI<br>APO: 1: 22.5% WI<br><br>Remarks: To base Belloy<br>GORRI BPO is 15% based on 50% of prod<br>Well is not expected to pay out | Crown:New Oil 100% Base 12 Gas 100% | |
| 00/16-08-083-18W6/3 | CADOMIN<br>SUSPENDED GAS | Gas<br>Conventional | 7.5% GORI<br><br>Remarks: To base Belloy | Crown:New Oil 100% Base 12 Gas 100% | |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Fort St John** | | | | | | | | | | | | | |
| 00/14-05-083-18W6/0 | FLOWING GAS | Gas | BELLOY | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | BELLOY E | BC36006200E | COUGAR PROJECT - GEPG | 36006200E02G | 2003-05-01 | 2003-01-18 | 2003-05-01 |
| 00/08-08-083-18W6/0 | GAS - 2 ZONES | Gas | BELLOY | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | BELLOY E | BC36006200E | | | 1998-05-06 | 1998-03-06 | 1998-05-06 |
| 00/08-08-083-18W6/2 | POTENTIAL GAS | Gas | | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | | | | | 1998-03-20 | 1998-03-06 | |
| 00/08-08-083-18W6/3 | POTENTIAL GAS | Gas | | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | | | | | 1998-04-18 | 1998-03-06 | |
| 00/08-08-083-18W6/4 | GAS | Gas | BLUESKY | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | BLUESKY A | BC36002600A | | | 2004-06-01 | 1998-03-06 | 1998-05-14 |
| 00/08-08-083-18W6/5 | GAS | Gas | MONTNEY | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | MONTNEY | BC36005000 | | | 2004-10-01 | 1998-03-06 | 2004-10-01 |
| 00/16-08-083-18W6/0 | ABANDONED GAS | Gas | BALDONNEL | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | BALDONNEL A | BC36004100A | | | 1991-02-21 | 1957-03-08 | 1960-12-01 |
| 00/16-08-083-18W6/2 | GAS | Gas | BALDONNEL | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | BALDONNEL A | BC36004100A | | | 1997-12-18 | 1997-09-04 | 1997-12-18 |
| 00/16-08-083-18W6/3 | SUSPENDED GAS | Gas | CADOMIN | PENN WEST PETROLEUM LTD. | FORT ST JOHN | BC3600 | CADOMIN | BC36002800 | | | 2002-02-01 | 1997-09-04 | 1997-12-18 |

# Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012 | Fort St John

| | Location | Formation | Company Interest | Well Count | Production for Nov 2012 | | | Dec 2011 to Nov 2012 | | | Cumulative to Nov 2012 | | | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Oil | Gas | Water | Oil | Gas | Water | Oil | Gas | Water | | |
| | | | % | | bbl | Mcf | bbl | bbl | Mcf | bbl | bbl | Mcf | bbl | | |
| | Fort St John | | | | | | | | | | | | | | |
| 1 | 00/14-05-083-18W6/0 | BELLOY | 7.50 | 1 | 0 | 11,603 | 224 | 0 | 195,365 | 1,504 | 0 | 4,639,967 | 9,669 | 04/03 | 11/12 |
| 2 | 00/08-08-083-18W6/0 | BELLOY | 7.50 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 455,640 | 3,633 | 05/98 | 09/04 |
| 3 | 00/08-08-083-18W6/4 | BLUESKY | 7.50 | 1 | 0 | 0 | 0 | 0 | 1,051 | 11 | 0 | 46,294 | 123 | 05/98 | 07/12 |
| 4 | 00/08-08-083-18W6/5 | MONTNEY | 7.50 | 1 | 0 | 0 | 0 | 0 | 12,387 | 161 | 0 | 89,803 | 2,056 | 10/04 | 10/12 |
| 5 | 00/16-08-083-18W6/0 | BALDONNEL | 7.50 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 3,483,078 | 1,629 | 12/60 | 10/74 |
| 6 | 00/16-08-083-18W6/2 | BALDONNEL | 7.50 | 1 | 0 | 3,482 | 0 | 0 | 39,196 | 191 | 0 | 1,327,646 | 3,266 | 12/97 | 11/12 |
| 7 | 00/16-08-083-18W6/3 | CADOMIN | 7.50 | 1 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 379,684 | 27,571 | 12/97 | 01/02 |
| | Fort St John | | | | 0 | 15,085 | 224 | 0 | 247,998 | 1,866 | 0 | 10,422,112 | 47,946 | | |
| | Total | | | | 0 | 15,085 | 224 | 0 | 247,998 | 1,866 | 0 | 10,422,112 | 47,946 | | |

## Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. M$/yr | Fixed Costs Ann. $/w/yr | Fixed Costs Mo. $/w/mo | Variable Oil Costs* Var.[1] $/bbl | Variable Oil Costs* Truck[3] $/bbl | Variable Oil Costs* Trans[3] Adj. $/bbl | Variable Gas Costs* Var.[1] $/Mcf | Variable Gas Costs* Gath.[2] $/Mcf | Variable Gas Costs* Cust[2] Proc. $/Mcf | Variable Gas Costs* Plant[2] Oper. $/Mcf | Variable Gas Costs* Trans[3] Adj. $/Mcf | GCA $/Mcf | Other NGL[3] Trans. $/bbl | Other Water Disp. $/bbl | Other Sulph[3] Trans. $/lt | Other Sulph Oper. $/Mcf | Other Aband Costs M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fort St John | | | | | | | | | | | | | | | | | | | | |
| 00/14-05-083-18W6/0 | BELLOY | Gas | PDP | | | 4,800 | | | | | 0.35 | | | 1.02 | | | | | | 42.00 |
| 00/14-05-083-18W6/0 | BELLOY | Gas | P+P | | | 4,800 | | | | | 0.35 | | | 1.02 | | | | | | 42.00 |
| 00/16-08-083-18W6/2 | BALDONNEL | Gas | PDP | | | 4,800 | | | | | 0.35 | | | 1.02 | | | | | | 42.00 |
| 00/16-08-083-18W6/2 | BALDONNEL | Gas | P+P | | | 4,800 | | | | | 0.35 | | | 1.02 | | | | | | 42.00 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/14-05-083-18W6/0 | Formation: | BELLOY |
| Category | PDP | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2003-05-01 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-01-18 | Top Depth: | 6,338.6 ft KB |
| Kelly Bushing: | 2,041.0 ft SS | Total Depth: | 6,513.1 ft KB |
| Pool Name: | BELLOY E | Midpoint Perf Depth: | 6,346.1 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 5,500.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 4,655.3 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 844.7 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 692.6 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.18 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0125 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2003-04-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 844,654.8 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2024-04-07 |
| Initial Rate: | 500 Mcf/day |
| Rate at Effective Date: | 492 Mcf/day |
| Final Rate: | 60 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 5,500,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perfs: 1932-1936.5mKb.

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0243 Molar Fraction |
| Propane | | | 0.0098 Molar Fraction |
| Butane | | | 0.0041 Molar Fraction |
| Pentane+ | 831 bbl | 1.20 bbl/MMcf | 0.0009 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% WI | Crown:New Oil 100% Base 12 Gas 100% | 5% GORR |

Participant Remarks: Belloy only

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PENN WEST PETROLEUM LTD. | | Fort St John |
| Province: | British Columbia | | 00/14-05-083-18W6/0 |
| Field: | FORT ST JOHN | | PDP |
| Pool: | BELLOY E | | |
| Unit: | COUGAR PROJECT - GEPG | | |
| Status: | FLOWING GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 4,655,345 | Water Cum | (bbl) | 9,669 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 844,655 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 4,334 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 5,500,000 | Water Ult Rec | (bbl) | 9,669 | FCond Ult Rec | (bbl) | 4,334 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 4,655,345 | Decline Exp | 0.000 |
| Forecast End (Tf) | 04/06/2024 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 844,655 | Initial Decline (De) | 17.0 |
| Initial Rate (qi) (Mcf/day) | 488.3 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.18 | Reserve Life Index | 5.15 |
| Final Rate (qf) (Mcf/day) | 60.0 | Ult Recoverable (Mcf) | 5,500,000 | Gas Total Sales (Mcf) | 692,617 | Reserve Half Life | 3.11 |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Fort St John, British Columbia  Interests: 7.5% WI  Lease Burden: 5% GORR
**Entity :** 00/14-05-083-18W6/0
**Formation :** BELLOY  Lessor: Crown:New Oil 100% Base 12 Gas 100%
Effective December 31, 2012  Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 368 | 134,360.1 | 10,077.0 | 0.0 | 1.32 | 13,302 | 0.0 | 0.00 | 5 | 5 |
| 2014 | 1.0 | 305 | 111,473.4 | 8,360.5 | 0.0 | 1.32 | 11,036 | 0.0 | 0.00 | 4 | 4 |
| 2015 | 1.0 | 253 | 92,485.2 | 6,936.4 | 0.0 | 1.32 | 9,156 | 0.0 | 0.00 | 3 | 3 |
| 2016 | 1.0 | 210 | 76,922.6 | 5,769.2 | 0.0 | 1.32 | 7,615 | 0.0 | 0.00 | 3 | 3 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 415,241.4 | 31,143.1 | 0.0 | 1.32 | 41,109 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 415,241.4 | 31,143.1 | 0.0 | 1.32 | 41,109 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 12.1 | 0.0 | 101.03 | 1,221.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 10.0 | 0.0 | 101.03 | 1,013.6 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 8.3 | 0.0 | 101.03 | 840.9 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 6.9 | 0.0 | 101.03 | 699.4 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 37.4 | 0.0 | 101.03 | 3,775.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 37.4 | 0.0 | 101.03 | 3,775.7 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 12.1 | 0.0 | 9.2 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 10.0 | 0.0 | 7.6 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 8.3 | 0.0 | 6.3 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 6.9 | 0.0 | 5.3 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 37.4 | 0.0 | 28.4 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 37.4 | 0.0 | 28.4 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 14,523 | 1,753.8 | 0.0 | 549.3 | 0.0 | 16 | 12,220 | 0.0 | 0.0 |
| 2014 | 12,049 | 1,455.1 | 0.0 | 455.7 | 0.0 | 16 | 10,139 | 0.0 | 0.0 |
| 2015 | 9,997 | 1,207.2 | 0.0 | 378.1 | 0.0 | 16 | 8,412 | 0.0 | 0.0 |
| 2016 | 8,315 | 1,004.1 | 0.0 | 311.3 | 0.0 | 16 | 6,999 | 0.0 | 0.0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Sub | 44,885 | 5,420.2 | 0.0 | 1,694.5 | 0.0 | 16 | 37,770 | 0.0 | 0.0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Total | 44,885 | 5,420.2 | 0.0 | 1,694.5 | 0.0 | 16 | 37,770 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 4,320.0 | 3,527.0 | 0.0 | 7,847.0 | 0.0 | 4,373 | 0.0 | 4,373 | 4,373 | 4,183 |
| 2014 | 4,320.0 | 2,926.2 | 0.0 | 7,246.2 | 0.0 | 2,892 | 0.0 | 2,892 | 7,266 | 2,517 |
| 2015 | 4,320.0 | 2,427.7 | 0.0 | 6,747.7 | 0.0 | 1,664 | 0.0 | 1,664 | 8,930 | 1,318 |
| 2016 | 4,320.0 | 2,019.2 | 0.0 | 6,339.2 | 3,150.0 | -2,490 | 0.0 | -2,490 | 6,440 | -1,784 |
| 2017 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2018 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2019 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2020 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2021 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| Sub | 17,280.0 | 10,900.1 | 0.0 | 28,180.1 | 3,150.0 | 6,440 | 0.0 | 6,440 | 6,440 | 6,234 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 6,440 | 0 |
| Total | 17,280.0 | 10,900.1 | 0.0 | 28,180.1 | 3,150.0 | 6,440 | 0.0 | 6,440 | 6,440 | 6,234 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 1.7 |
| RLI (Principal Product) | 3.09 |
| Reserves Life | 4.00 |
| RLI (BOE) | 3.1 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 415,241 | 31,143 | 31,143 | 26,025 |
| Gas (bbl) | 69,207 | 5,191 | 5,191 | 4,337 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 498 | 37 | 37 | 28 |
| Total (bbl) | 69,705 | 5,228 | 5,228 | 4,366 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are Included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 6,440 | 0.0 | 6,440 | 1.23 |
| 5 | 6,346 | 0.0 | 6,346 | 1.21 |
| 8 | 6,280 | 0.0 | 6,280 | 1.20 |
| 10 | 6,234 | 0.0 | 6,234 | 1.19 |
| 15 | 6,114 | 0.0 | 6,114 | 1.17 |
| 20 | 5,988 | 0.0 | 5,988 | 1.15 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 1.3 | | 1.3 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 4.97 | 4.97 | 4.97 | 4.97 |
| Prod (12 Mo Ave) | (BOEPD) | 4.63 | 4.63 | 4.63 | 4.63 |
| Price | ($/BOE) | 8.59 | 8.59 | 8.59 | 8.59 |
| Royalties | ($/BOE) | 1.36 | 1.36 | 1.36 | 1.36 |
| Operating Costs | ($/BOE) | 4.64 | 4.64 | 4.64 | 4.64 |
| NetBack | ($/BOE) | 2.59 | 2.59 | 2.59 | 2.59 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/14-05-083-18W6/0 | Formation: | BELLOY |
| Category | P+P | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | FLOWING GAS | Current Status Date: | 2003-05-01 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 2003-01-18 | Top Depth: | 6,338.6 ft KB |
| Kelly Bushing: | 2,041.0 ft SS | Total Depth: | 6,513.1 ft KB |
| Pool Name: | BELLOY E | Midpoint Perf Depth: | 6,346.1 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 6,000.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 4,655.4 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 1,344.6 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 1,102.6 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.18 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0125 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2003-04-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 1,344,610.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2030-11-11 |
| Initial Rate: | 500 Mcf/day |
| Rate at Effective Date: | 495 Mcf/day |
| Final Rate: | 60 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 6,000,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments: Perfs: 1932-1936.5mKb.

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0243 Molar Fraction |
| Propane | | | 0.0098 Molar Fraction |
| Butane | | | 0.0041 Molar Fraction |
| Pentane+ | 1,323 bbl | 1.20 bbl/MMcf | 0.0009 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% WI | Crown:New Oil 100% Base 12 Gas 100% | 5% GORR |

Participant Remarks: Belloy only

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

Operator: PENN WEST PETROLEUM LTD.
Province: British Columbia
Field: FORT ST JOHN
Pool: BELLOY E
Unit: COUGAR PROJECT - GEPG
Status: FLOWING GAS

Fort St John
00/14-05-083-18W6/0
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 4,655,390 | Water Cum | (bbl) | 9,669 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 1,344,610 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 4,334 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 6,000,000 | Water Ult Rec | (bbl) | 9,669 | FCond Ult Rec | (bbl) | 4,334 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 4,655,390 | Decline Exp | 0.000 |
| Forecast End (Tf) | 11/10/2030 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 1,344,610 | Initial Decline (De) | 11.1 |
| Initial Rate (qi) (Mcf/day) | 492.5 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.18 | Reserve Life Index | 7.89 |
| Final Rate (qf) (Mcf/day) | 60.0 | Ult Recoverable (Mcf) | 6,000,000 | Gas Total Sales (Mcf) | 1,102,580 | Reserve Half Life | 4.90 |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Fort St John, British Columbia — Interests: 7.5% WI — Lease Burden: 5% GORR
**Entity :** 00/14-05-083-18W6/0
**Formation :** BELLOY — Lessor: Crown:New Oil 100% Base 12 Gas 100%
Effective December 31, 2012 — Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

COMPANY OIL

| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

COMPANY SALES GAS / SULPHUR / TOTAL

| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Sulphur Co. Share Volume lt | Sulphur Price $/lt | Total WI Rates boe/d | Total Co. Share Rates boe/d |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1.0 | 383 | 139,743.5 | 10,480.8 | 0.0 | 1.32 | 13,835 | 0.0 | 0.00 | 5 | 5 |
| 2014 | 1.0 | 340 | 124,178.9 | 9,313.4 | 0.0 | 1.32 | 12,294 | 0.0 | 0.00 | 4 | 4 |
| 2015 | 1.0 | 302 | 110,347.8 | 8,276.1 | 0.0 | 1.32 | 10,924 | 0.0 | 0.00 | 4 | 4 |
| 2016 | 1.0 | 269 | 98,310.4 | 7,373.3 | 0.0 | 1.32 | 9,733 | 0.0 | 0.00 | 3 | 3 |
| 2017 | 1.0 | 239 | 87,107.5 | 6,533.1 | 0.0 | 1.32 | 8,624 | 0.0 | 0.00 | 3 | 3 |
| 2018 | 1.0 | 212 | 77,405.5 | 5,805.4 | 0.0 | 1.32 | 7,663 | 0.0 | 0.00 | 3 | 3 |
| 2019 | 1.0 | 188 | 68,784.1 | 5,158.8 | 0.0 | 1.32 | 6,810 | 0.0 | 0.00 | 2 | 2 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 705,877.6 | 52,940.8 | 0.0 | 1.32 | 69,882 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 705,877.6 | 52,940.8 | 0.0 | 1.32 | 69,882 | 0.0 | 0.00 | | |

**NGL SUMMARY**

CONDENSATE / ETHANE

| | Cond. WI Volume bbl | Cond. RI Volume bbl | Cond. Price $/bbl | Cond. Co. Share Revenue $ | Ethane WI Volume bbl | Ethane RI Volume bbl | Ethane Price $/bbl | Ethane Co. Share Revenue $ |
|---|---|---|---|---|---|---|---|---|
| 2013 | 12.6 | 0.0 | 101.03 | 1,270.6 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 11.2 | 0.0 | 101.03 | 1,129.1 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 9.9 | 0.0 | 101.03 | 1,003.4 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 8.8 | 0.0 | 101.03 | 893.9 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 7.8 | 0.0 | 101.03 | 792.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 7.0 | 0.0 | 101.03 | 703.8 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 6.2 | 0.0 | 101.03 | 625.4 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 63.5 | 0.0 | 101.03 | 6,418.3 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 63.5 | 0.0 | 101.03 | 6,418.3 | 0.0 | 0.0 | 0.00 | 0.0 |

PROPANE / BUTANE / TOTAL NGL

| | Propane WI Volume bbl | Propane RI Volume bbl | Propane Price $/bbl | Propane Co. Share Revenue $ | Butane WI Volume bbl | Butane RI Volume bbl | Butane Price $/bbl | Butane Co. Share Revenue $ | Total NGL WI Volume bbl | Total NGL RI Volumes bbl | Total NGL CS Net Volumes bbl |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 12.6 | 0.0 | 9.6 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 11.2 | 0.0 | 8.5 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 9.9 | 0.0 | 7.5 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 8.8 | 0.0 | 6.7 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 7.8 | 0.0 | 6.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 7.0 | 0.0 | 5.3 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 6.2 | 0.0 | 4.7 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 63.5 | 0.0 | 48.2 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 63.5 | 0.0 | 48.2 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 15,105 | 1,824.1 | 0.0 | 571.3 | 0.0 | 16 | 12,710 | 0.0 | 0.0 |
| 2014 | 13,423 | 1,620.9 | 0.0 | 507.7 | 0.0 | 16 | 11,294 | 0.0 | 0.0 |
| 2015 | 11,928 | 1,440.4 | 0.0 | 451.1 | 0.0 | 16 | 10,036 | 0.0 | 0.0 |
| 2016 | 10,627 | 1,283.3 | 0.0 | 397.9 | 0.0 | 16 | 8,945 | 0.0 | 0.0 |
| 2017 | 9,416 | 1,137.0 | 0.0 | 352.5 | 0.0 | 16 | 7,926 | 0.0 | 0.0 |
| 2018 | 8,367 | 1,010.4 | 0.0 | 313.3 | 0.0 | 16 | 7,043 | 0.0 | 0.0 |
| 2019 | 7,435 | 897.9 | 0.0 | 278.4 | 0.0 | 16 | 6,259 | 0.0 | 0.0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Sub | 76,300 | 9,213.9 | 0.0 | 2,872.3 | 0.0 | 16 | 64,214 | 0.0 | 0.0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 |
| Total | 76,300 | 9,213.9 | 0.0 | 2,872.3 | 0.0 | 16 | 64,214 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 4,320.0 | 3,668.3 | 0.0 | 7,988.3 | 0.0 | 4,722 | 0.0 | 4,722 | 4,722 | 4,511 |
| 2014 | 4,320.0 | 3,259.7 | 0.0 | 7,579.7 | 0.0 | 3,715 | 0.0 | 3,715 | 8,436 | 3,227 |
| 2015 | 4,320.0 | 2,896.6 | 0.0 | 7,216.6 | 0.0 | 2,820 | 0.0 | 2,820 | 11,256 | 2,228 |
| 2016 | 4,320.0 | 2,580.6 | 0.0 | 6,900.6 | 0.0 | 2,045 | 0.0 | 2,045 | 13,301 | 1,465 |
| 2017 | 4,320.0 | 2,286.6 | 0.0 | 6,606.6 | 0.0 | 1,320 | 0.0 | 1,320 | 14,620 | 859 |
| 2018 | 4,320.0 | 2,031.9 | 0.0 | 6,351.9 | 0.0 | 691 | 0.0 | 691 | 15,311 | 409 |
| 2019 | 4,320.0 | 1,805.6 | 0.0 | 6,125.6 | 3,150.0 | -3,017 | 0.0 | -3,017 | 12,295 | -1,624 |
| 2020 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 12,295 | 0 |
| 2021 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 12,295 | 0 |
| 2022 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 12,295 | 0 |
| Sub | 30,240.0 | 18,529.3 | 0.0 | 48,769.3 | 3,150.0 | 12,295 | 0.0 | 12,295 | 12,295 | 11,076 |
| Rem | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 12,295 | 0 |
| Total | 30,240.0 | 18,529.3 | 0.0 | 48,769.3 | 3,150.0 | 12,295 | 0.0 | 12,295 | 12,295 | 11,076 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 2.8 |
| RLI (Principal Product) | 5.05 |
| Reserves Life | 7.00 |
| RLI (BOE) | 5.1 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 705,878 | 52,941 | 52,941 | 44,240 |
| Gas (bbl) | 117,646 | 8,823 | 8,823 | 7,373 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 847 | 64 | 64 | 48 |
| Total (bbl) | 118,493 | 8,887 | 8,887 | 7,422 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 12,295 | 0.0 | 12,295 | 1.38 |
| 5 | 11,682 | 0.0 | 11,682 | 1.31 |
| 8 | 11,316 | 0.0 | 11,316 | 1.27 |
| 10 | 11,076 | 0.0 | 11,076 | 1.25 |
| 15 | 10,499 | 0.0 | 10,499 | 1.18 |
| 20 | 9,961 | 0.0 | 9,961 | 1.12 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | | 10.0 |
| Payout | (Yrs) | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | | 0.0 |
| NPV/Disc Invest | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | 2.3 | | 2.3 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 5.04 | 5.04 | 5.04 | 5.04 |
| Prod (12 Mo Ave) | (BOEPD) | 4.82 | 4.82 | 4.82 | 4.82 |
| Price | ($/BOE) | 8.59 | 8.59 | 8.59 | 8.59 |
| Royalties | ($/BOE) | 1.36 | 1.36 | 1.36 | 1.36 |
| Operating Costs | ($/BOE) | 4.54 | 4.54 | 4.54 | 4.54 |
| NetBack | ($/BOE) | 2.68 | 2.68 | 2.68 | 2.68 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/08-08-083-18W6/0 | Formation: | BELLOY |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS - 2 ZONES | Current Status Date: | 1998-05-06 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1998-03-06 | Top Depth: | 5,810.4 ft KB |
| Kelly Bushing: | 1,562.0 ft SS | Total Depth: | 6,148.3 ft KB |
| Pool Name: | BELLOY E | Midpoint Perf Depth: | 5,826.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 455.6 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 455.6 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0118 Fraction |

Volumetric Remarks:

Category Remarks: Suspended

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1998-05-06 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% GORI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

Operator: PENN WEST PETROLEUM LTD.
Province: British Columbia
Field: FORT ST JOHN
Pool: BELLOY E
Unit:
Status: GAS - 2 ZONES

Fort St John
00/08-08-083-18W6/0
NRA



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 455,640 | Water Cum | (bbl) | 3,633 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 729 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 455,640 | Water Ult Rec | (bbl) | 3,633 | FCond Ult Rec | (bbl) | 729 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | Calculation Type | Undefined | Est Cum Prod | (Mcf) 455,640 | Decline Exp | |
| Forecast End (Tf) | | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec | (Mcf) 0 | Initial Decline (De) | |
| Initial Rate (qi) (Mcf/day) | | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | |
| Final Rate (qf) (Mcf/day) | | Ult Recoverable (Mcf) | 455,640 | Gas Total Sales | (Mcf) 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/08-08-083-18W6/2 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | POTENTIAL GAS | Current Status Date: | 1998-03-20 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1998-03-06 | Top Depth: | ft KB |
| Kelly Bushing: | 1,562.0 ft SS | Total Depth: | 6,148.3 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% GORI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/08-08-083-18W6/3 | Formation: | |
| Category | NRA | Calculation Type: | |
| Type: | Undefined | Class: | Undefined |
| Current Status: | POTENTIAL GAS | Current Status Date: | 1998-04-18 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1998-03-06 | Top Depth: | ft KB |
| Kelly Bushing: | 1,562.0 ft SS | Total Depth: | 6,148.3 ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% GORI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/08-08-083-18W6/4 | Formation: | BLUESKY |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS | Current Status Date: | 2004-06-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1998-03-06 | Top Depth: | 2,171.9 ft KB |
| Kelly Bushing: | 1,562.0 ft SS | Total Depth: | 6,148.3 ft KB |
| Pool Name: | BLUESKY A | Midpoint Perf Depth: | 2,178.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 46.3 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 46.3 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Suspended

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1998-05-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf    Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% GORI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PENN WEST PETROLEUM LTD. | | Fort St John |
| Province: | British Columbia | | 00/08-08-083-18W6/4 |
| Field: | FORT ST JOHN | | NRA |
| Pool: | BLUESKY A | | |
| Unit: | | | |
| Status: | GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 46,294 | Water Cum | (bbl) | 123 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 34 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 46,294 | Water Ult Rec | (bbl) | 123 | FCond Ult Rec | (bbl) | 34 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (Mcf) | 46,294 | Decline Exp | |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) | |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 46,294 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/08-08-083-18W6/5 | Formation: | MONTNEY |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS | Current Status Date: | 2004-10-01 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1998-03-06 | Top Depth: | 4,773.6 ft KB |
| Kelly Bushing: | 1,562.0 ft SS | Total Depth: | 6,148.3 ft KB |
| Pool Name: | MONTNEY | Midpoint Perf Depth: | 4,786.7 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 89.8 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 89.8 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Minimal revenue

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 2004-10-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% GORI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PENN WEST PETROLEUM LTD. | | Fort St John |
| Province: | British Columbia | | 00/08-08-083-18W6/5 |
| Field: | FORT ST JOHN | | NRA |
| Pool: | MONTNEY | | |
| Unit: | | | |
| Status: | GAS | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Acq
Eff End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Eff End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 89,803 | Water Cum | (bbl) | 2,056 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 1,561 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 89,803 | Water Ult Rec | (bbl) | 2,056 | FCond Ult Rec | (bbl) | 1,561 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (Mcf) | 89,803 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 89,803 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/16-08-083-18W6/0 | Formation: | BALDONNEL |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | ABANDONED GAS | Current Status Date: | 1991-02-21 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1957-03-08 | Top Depth: | 2,982.0 ft KB |
| Kelly Bushing: | 1,368.1 ft SS | Total Depth: | 3,092.8 ft KB |
| Pool Name: | BALDONNEL A | Midpoint Perf Depth: | 3,011.5 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 3,483.1 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 3,483.1 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0442 Fraction |
| | | | | CO2 Content: | 0.0360 Fraction |

Volumetric Remarks:

Category Remarks: Watered out

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1960-12-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% GORI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | PENN WEST PETROLEUM LTD. | | Fort St John |
| Province: | British Columbia | | 00/16-08-083-18W6/0 |
| Field: | FORT ST JOHN | | NRA |
| Pool: | BALDONNEL A | | |
| Unit: | | | |
| Status: | ABANDONED GAS | | |


Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)
1969
1970
1971
1972
1973
1974
1975
1976
1977
1978


Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 3,483,078 | Water Cum | (bbl) | 1,629 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 3,483,078 | Water Ult Rec | (bbl) | 1,629 | FCond Ult Rec | (bbl) | 0 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (Mcf) | 3,483,078 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 3,483,078 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/16-08-083-18W6/2 | Formation: | BALDONNEL |
| Category | PDP | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS | Current Status Date: | 1997-12-18 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1997-09-04 | Top Depth: | 2,977.4 ft KB |
| Kelly Bushing: | 1,367.8 ft SS | Total Depth: | 3,066.9 ft KB |
| Pool Name: | BALDONNEL A | Midpoint Perf Depth: | 2,998.7 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 1,450.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 1,331.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 119.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 101.1 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0153 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1997-12-18 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 118,958.6 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2016-08-01 |
| Initial Rate: | 110 Mcf/day |
| Rate at Effective Date: | 109 Mcf/day |
| Final Rate: | 75 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 1,450,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0186 Molar Fraction |
| Propane | | | 0.0047 Molar Fraction |
| Butane | | | 0.0018 Molar Fraction |
| Pentane+ | 354 bbl | 3.50 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (9999 M$) 7.5% GORI<br>APO: 1: 22.5% WI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy
GORRI BPO is 15% based on 50% of prod
Well is not expected to pay out

**Legend Energy Canada Ltd.**
PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **PENN WEST PETROLEUM LTD.** | | **Fort St John** |
| **Province:** | **British Columbia** | | **00/16-08-083-18W6/2** |
| **Field:** | **FORT ST JOHN** | | **PDP** |
| **Pool:** | **BALDONNEL A** | | |
| **Unit:** | | | |
| **Status:** | **GAS** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff
End Of Hist
0
250,000
500,000
750,000
1,000,000
1,250,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 1,331,041 | Water Cum | (bbl) | 3,266 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 118,959 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 1,489 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 1,450,000 | Water Ult Rec | (bbl) | 3,266 | FCond Ult Rec | (bbl) | 1,489 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | | Decline | Est Cum Prod | (Mcf) | 1,331,041 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 07/31/2016 | OVIP (Volumetric) | (Mcf) | 0 | Remaining Rec | (Mcf) | 118,959 | Initial Decline (De) | 09.9 |
| Initial Rate (qi) | (Mcf/day) | 108.5 | Rec Factor (Volumetric) | | 0.000 | Gas Surface Loss | | 0.15 | Reserve Life Index | 3.15 |
| Final Rate (qf) | (Mcf/day) | 75.0 | Ult Recoverable | (Mcf) | 1,450,000 | Gas Total Sales | (Mcf) | 101,115 | Reserve Half Life | 1.63 |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
# CASH FLOW
# Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Fort St John, British Columbia
**Entity :** 00/16-08-083-18W6/2
**Formation :** BALDONNEL
Effective December 31, 2012

Interests: BPO: (9999 M$) 7.5% GORI
APO: 1: 22.5% WI

Lease Burden:

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 0 | 0.0 | 0 | 0.00 |
| 5 | 0 | 0.0 | 0 | 0.00 |
| 8 | 0 | 0.0 | 0 | 0.00 |
| 10 | 0 | 0.0 | 0 | 0.00 |
| 15 | 0 | 0.0 | 0 | 0.00 |
| 20 | 0 | 0.0 | 0 | 0.00 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/16-08-083-18W6/2 | Formation: | BALDONNEL |
| Category | P+P | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS | Current Status Date: | 1997-12-18 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1997-09-04 | Top Depth: | 2,977.4 ft KB |
| Kelly Bushing: | 1,367.8 ft SS | Total Depth: | 3,066.9 ft KB |
| Pool Name: | BALDONNEL A | Midpoint Perf Depth: | 2,998.7 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 1,500.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 1,331.0 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 169.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 143.6 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.15 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0153 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1997-12-18 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 168,954.2 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2018-01-31 |
| Initial Rate: | 110 Mcf/day |
| Rate at Effective Date: | 109 Mcf/day |
| Final Rate: | 75 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 1,500,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0186 Molar Fraction |
| Propane | | | 0.0047 Molar Fraction |
| Butane | | | 0.0018 Molar Fraction |
| Pentane+ | 503 bbl | 3.50 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| BPO: (9999 M$) 7.5% GORI<br>APO: 1: 22.5% WI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy
GORRI BPO is 15% based on 50% of prod
Well is not expected to pay out

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

Legend Energy Canada Ltd.
PRODUCTION AND FORECAST

Effective December 31, 2012

Operator: PENN WEST PETROLEUM LTD.
Province: British Columbia
Field: FORT ST JOHN
Pool: BALDONNEL A
Unit:
Status: GAS

Fort St John
00/16-08-083-18W6/2
P+P



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Gas Production (Mcf/day)
Gas Qf
End Of Hist
Cumulative Gas Production (Mcf)
0
250,000
500,000
750,000
1,000,000
1,250,000

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 1,331,046 | Water Cum | (bbl) | 3,266 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 168,954 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 1,489 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 1,500,000 | Water Ult Rec | (bbl) | 3,266 | FCond Ult Rec | (bbl) | 1,489 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 1,331,046 | Decline Exp | 0.000 |
| Forecast End (Tf) | 01/30/2018 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 168,954 | Initial Decline (De) | 07.1 |
| Initial Rate (qi) (Mcf/day) | 109.0 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.15 | Reserve Life Index | 4.39 |
| Final Rate (qf) (Mcf/day) | 75.0 | Ult Recoverable (Mcf) | 1,500,000 | Gas Total Sales (Mcf) | 143,611 | Reserve Half Life | 2.31 |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Fort St John, British Columbia
**Entity :** 00/16-08-083-18W6/2
**Formation :** BALDONNEL
Effective December 31, 2012

Interests: BPO: (9999 M$) 7.5% GORI
APO: 1: 22.5% WI

Total Proved Plus Probable Reserves

Lease Burden:

Lessor: Crown:New Oil 100% Base 12 Gas 100%

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2015 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2016 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Sub | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| Total | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 0.0 |
| RLI (Principal Product) | 0.00 |
| Reserves Life | |
| RLI (BOE) | 0.0 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 0 | 0 | 0 | 0 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 0 | 0.0 | 0 | 0.00 |
| 5 | 0 | 0.0 | 0 | 0.00 |
| 8 | 0 | 0.0 | 0 | 0.00 |
| 10 | 0 | 0.0 | 0 | 0.00 |
| 15 | 0 | 0.0 | 0 | 0.00 |
| 20 | 0 | 0.0 | 0 | 0.00 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.0 | 0.0 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Prod (12 Mo Ave) | (BOEPD) | 0.00 | 0.00 | 0.00 | 0.00 |
| Price | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Royalties | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Operating Costs | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| NetBack | ($/BOE) | 0.00 | 0.00 | 0.00 | 0.00 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:21 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Fort St John | Operator: | PENN WEST PETROLEUM LTD. |
| Location: | 00/16-08-083-18W6/3 | Formation: | CADOMIN |
| Category | NRA | Calculation Type: | |
| Type: | Gas | Class: | Conventional |
| Current Status: | SUSPENDED GAS | Current Status Date: | 2002-02-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1997-09-04 | Top Depth: | 2,317.9 ft KB |
| Kelly Bushing: | 1,367.8 ft SS | Total Depth: | 3,066.9 ft KB |
| Pool Name: | CADOMIN | Midpoint Perf Depth: | 2,326.1 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 379.7 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 379.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | Fraction |
| | | | | CO2 Content: | Fraction |

Volumetric Remarks:

Category Remarks: Suspended

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1997-12-18 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 0.0 Mcf Oil: 0.0 Mbbl

Number of Trends: 0

**Trends**

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 7.5% GORI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Belloy

## Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

**Operator:** PENN WEST PETROLEUM LTD.
**Province:** British Columbia
**Field:** FORT ST JOHN
**Pool:** CADOMIN
**Unit:**
**Status:** SUSPENDED GAS

**Fort St John**
**00/16-08-083-18W6/3**
**NRA**



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
End Of Hist
Time (Years)



Calendar Daily Gas Production (Mcf/day)
End Of Hist
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 379,684 | Water Cum | (bbl) | 27,571 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 45 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 379,684 | Water Ult Rec | (bbl) | 27,571 | FCond Ult Rec | (bbl) | 45 |

| | | | | | |
|---|---|---|---|---|---|
| Forecast Start (T0) | Calculation Type | Undefined | Est Cum Prod (Mcf) | 379,684 | Decline Exp |
| Forecast End (Tf) | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 0 | Initial Decline (De) |
| Initial Rate (qi) (Mcf/day) | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index |
| Final Rate (qf) (Mcf/day) | Ult Recoverable (Mcf) | 379,684 | Gas Total Sales (Mcf) | 0 | Reserve Half Life |

*Report Time: Mon, 25 Feb 2013 14:22 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.


R24W6
R23
T86
T86
T85
T85
Cameron River
Halfway River
Farrell Creek
Creek
R24W6
R23

## WELL LEGEND

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

## PIPELINE LEGEND

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

**Inga**

British Columbia

Quick Select
(403) 640-9080

Date: 2013/2/1
Author: kim

**Legend Energy Canada Ltd.**
**DETAILED ECONOMIC SUMMARY**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012 Inga

| | | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|---|
| **Light and Medium Oil** | **Mbbl** | | | | | | |
| Ultimate Remaining | | 45.2 | | | 45.2 | 46.5 | 91.7 |
| WI Before Royalty | | 40.7 | | | 40.7 | 41.8 | 82.5 |
| WI After Royalty | | 39.5 | | | 39.5 | 39.6 | 79.0 |
| Royalty Interest | | 0.1 | | | 0.1 | 0.0 | 0.2 |
| Total Net | | 39.6 | | | 39.6 | 39.6 | 79.2 |
| **Total Oil** | **Mbbl** | | | | | | |
| Ultimate Remaining | | 45.2 | | | 45.2 | 46.5 | 91.7 |
| WI Before Royalty | | 40.7 | | | 40.7 | 41.8 | 82.5 |
| WI After Royalty | | 39.5 | | | 39.5 | 39.6 | 79.0 |
| Royalty Interest | | 0.1 | | | 0.1 | 0.0 | 0.2 |
| Total Net | | 39.6 | | | 39.6 | 39.6 | 79.2 |
| **MBOE** | **MBoe** | | | | | | |
| Ultimate Remaining | | 45.2 | | | 45.2 | 46.5 | 91.7 |
| WI Before Royalty | | 40.7 | | | 40.7 | 41.8 | 82.5 |
| WI After Royalty | | 39.5 | | | 39.5 | 39.6 | 79.0 |
| Royalty Interest | | 0.1 | | | 0.1 | 0.0 | 0.2 |
| Total Net | | 39.6 | | | 39.6 | 39.6 | 79.2 |
| **NPV - BTAX** | **M$** | | | | | | |
| Undiscounted | | 2,337.7 | | | 2,337.7 | 1,942.7 | 4,280.4 |
| Discounted at 5% | | 1,624.1 | | | 1,624.1 | 1,298.6 | 2,922.8 |
| Discounted at 10% | | 1,215.3 | | | 1,215.3 | 940.1 | 2,155.4 |
| Discounted at 15% | | 961.5 | | | 961.5 | 709.3 | 1,670.8 |
| Discounted at 20% | | 792.8 | | | 792.8 | 546.3 | 1,339.1 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

**Legend Energy Canada Ltd.**
**DETAILED RESERVES AND PRESENT VALUE**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**
**Inga**

Effective December 31, 2012 — Proved Developed Producing

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Inga | | | | | | | | | | | | | | | | | | |
| 00/16-19-085-23W6/0 | INGA SAND | 90.30 | PDP | 40.7 | 0.1 | 39.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 40.7 | 0.1 | 39.6 | 1,624.1 | 1,215.3 | 961.5 |
| Inga | | | | 40.7 | 0.1 | 39.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 40.7 | 0.1 | 39.6 | 1,624.1 | 1,215.3 | 961.5 |
| Total | | | | 40.7 | 0.1 | 39.6 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 40.7 | 0.1 | 39.6 | 1,624.1 | 1,215.3 | 961.5 |

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Selection :** Inga

Effective December 31, 2012 — Total Proved Developed Producing Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 1.0 | 10 | 3,532.6 | 3,179.3 | 10.6 | 87.49 | 279,085 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 9 | 9 |
| 2014 | 1.0 | 9 | 3,339.7 | 3,005.8 | 10.0 | 87.49 | 263,850 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 8 | 8 |
| 2015 | 1.0 | 9 | 3,157.4 | 2,841.7 | 9.5 | 87.49 | 249,448 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 8 | 8 |
| 2016 | 1.0 | 8 | 2,993.0 | 2,693.7 | 9.0 | 87.49 | 236,459 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2017 | 1.0 | 8 | 2,821.7 | 2,539.5 | 8.5 | 87.49 | 222,923 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2018 | 1.0 | 7 | 2,667.7 | 2,400.9 | 8.0 | 87.49 | 210,754 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2019 | 1.0 | 7 | 2,522.0 | 2,269.8 | 7.6 | 87.49 | 199,250 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2020 | 1.0 | 7 | 2,390.7 | 2,151.6 | 7.2 | 87.49 | 188,875 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2021 | 1.0 | 6 | 2,253.9 | 2,028.5 | 6.8 | 87.49 | 178,063 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2022 | 1.0 | 6 | 2,130.8 | 1,917.8 | 6.4 | 87.49 | 168,343 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 5 | 5 |
| Sub | | | 27,809.5 | 25,028.6 | 83.4 | 87.49 | 2,197,051 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 17,397.5 | 15,657.8 | 52.2 | 88.38 | 1,388,457 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 45,207.1 | 40,686.4 | 135.6 | 87.83 | 3,585,508 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 279,085 | 12,302.0 | 0.0 | 0.0 | 0.0 | 4 | 266,783 | 0.0 | 0.0 | 71,820.0 | 14,942.7 | 0.0 | 86,762.7 | 0.0 | 180,020 | 0.0 | 180,020 | 180,020 | 171,430 |
| 2014 | 263,850 | 10,995.6 | 0.0 | 0.0 | 0.0 | 4 | 252,855 | 0.0 | 0.0 | 37,800.0 | 14,127.1 | 0.0 | 51,927.1 | 0.0 | 200,928 | 72,000.0 | 128,928 | 308,948 | 109,136 |
| 2015 | 249,448 | 9,827.9 | 0.0 | 0.0 | 0.0 | 4 | 239,620 | 0.0 | 0.0 | 37,800.0 | 13,355.9 | 0.0 | 51,155.9 | 0.0 | 188,464 | 0.0 | 188,464 | 497,411 | 148,669 |
| 2016 | 236,459 | 8,804.7 | 0.0 | 0.0 | 0.0 | 4 | 227,654 | 0.0 | 0.0 | 37,800.0 | 12,660.5 | 0.0 | 50,460.5 | 0.0 | 177,194 | 0.0 | 177,194 | 674,605 | 126,947 |
| 2017 | 222,923 | 7,847.0 | 0.0 | 0.0 | 0.0 | 4 | 215,076 | 0.0 | 0.0 | 37,800.0 | 11,935.7 | 0.0 | 49,735.7 | 0.0 | 165,340 | 0.0 | 165,340 | 839,946 | 107,693 |
| 2018 | 210,754 | 7,013.7 | 0.0 | 0.0 | 0.0 | 3 | 203,741 | 0.0 | 0.0 | 37,800.0 | 11,284.2 | 0.0 | 49,084.2 | 0.0 | 154,657 | 0.0 | 154,657 | 994,602 | 91,583 |
| 2019 | 199,250 | 6,268.8 | 0.0 | 0.0 | 0.0 | 3 | 192,981 | 0.0 | 0.0 | 37,800.0 | 10,668.2 | 0.0 | 48,468.2 | 0.0 | 144,513 | 0.0 | 144,513 | 1,139,115 | 77,801 |
| 2020 | 188,875 | 5,617.6 | 0.0 | 0.0 | 0.0 | 3 | 183,257 | 0.0 | 0.0 | 37,800.0 | 10,112.7 | 0.0 | 47,912.7 | 0.0 | 135,345 | 0.0 | 135,345 | 1,274,460 | 66,228 |
| 2021 | 178,063 | 5,006.6 | 0.0 | 0.0 | 0.0 | 3 | 173,057 | 0.0 | 0.0 | 37,800.0 | 9,533.9 | 0.0 | 47,333.9 | 0.0 | 125,723 | 0.0 | 125,723 | 1,400,183 | 55,931 |
| 2022 | 168,343 | 4,474.9 | 0.0 | 0.0 | 0.0 | 3 | 163,868 | 0.0 | 0.0 | 37,800.0 | 9,013.4 | 0.0 | 46,813.4 | 0.0 | 117,055 | 0.0 | 117,055 | 1,517,238 | 47,344 |
| Sub | 2,197,051 | 78,158.8 | 0.0 | 0.0 | 0.0 | 4 | 2,118,892 | 0.0 | 0.0 | 412,020.0 | 117,634.4 | 0.0 | 529,654.4 | 0.0 | 1,589,238 | 72,000.0 | 1,517,238 | 1,517,238 | 1,002,760 |
| Rem | 1,388,457 | 27,346.4 | 0.0 | 0.0 | 0.0 | 2 | 1,361,111 | 0.0 | 0.0 | 429,212.9 | 73,591.5 | 0.0 | 502,804.4 | 37,800.0 | 820,506 | 0.0 | 820,506 | 2,337,744 | 212,553 |
| Total | 3,585,508 | 105,505.2 | 0.0 | 0.0 | 0.0 | 3 | 3,480,003 | 0.0 | 0.0 | 841,232.9 | 191,225.9 | 0.0 | 1,032,468. | 37,800.0 | 2,409,744 | 72,000.0 | 2,337,744 | 2,337,744 | 1,215,313 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 7.7 |
| RLI (Principal Product) | 12.80 |
| Reserves Life | 22.00 |
| RLI (BOE) | 12.8 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 45,207 | 40,686 | 40,822 | 39,618 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 45,207 | 40,686 | 40,822 | 39,618 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 2,409,744 | 72,000.0 | 2,337,744 | 57.27 |
| 5 | 1,692,573 | 68,436.5 | 1,624,137 | 39.79 |
| 8 | 1,420,873 | 66,459.8 | 1,354,413 | 33.18 |
| 10 | 1,280,516 | 65,203.1 | 1,215,313 | 29.77 |
| 15 | 1,023,707 | 62,256.3 | 961,451 | 23.55 |
| 20 | 852,342 | 59,559.9 | 792,782 | 19.42 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 8,244.13 | 8,244.13 |
| Cost Of Reserves | $/BOE | 1.76 | 1.76 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked |
|---|---|---|---|---|
| Discount Rate | (%) | 10.0 | | 10.0 |
| Payout | (Yrs) | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > | 200.0 |
| NPV/Undisc Invest | | 16.9 | | 16.9 |
| NPV/Disc Invest | | 18.6 | | 18.6 |
| NPV/DIS Cap Exposure | | 18.6 | | 18.6 |
| NPV/BOEPD | (M$/boepd) | 139.2 | | 139.2 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 8.90 | 8.90 | 8.93 | 8.93 |
| Prod (12 Mo Ave) | (BOEPD) | 8.70 | 8.70 | 8.73 | 8.73 |
| Price | ($/BOE) | 87.49 | 87.49 | 87.49 | 87.49 |
| Royalties | ($/BOE) | 3.87 | 3.87 | 3.86 | 3.86 |
| Operating Costs | ($/BOE) | 27.29 | 27.29 | 27.20 | 27.20 |
| NetBack | ($/BOE) | 56.62 | 56.62 | 56.43 | 56.43 |
| Recycle Ratio | (ratio) | 32.00 | 32.00 | 32.00 | 32.00 |

# Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Inga

Effective December 31, 2012

Proved Plus Probable

| Location | Formation | Avg Int | Derived | Oil | | | Sales Gas | | | NGL | | | BOE | | | Present Value | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | WI | RI | Net | WI | RI | Net | WI | RI | Net | WI | RI | Net | 5% | 10% | 15% |
| | | % | | Mstb | Mstb | Mstb | MMcf | MMcf | MMcf | Mstb | Mstb | Mstb | MBoe | MBoe | MBoe | M$ | M$ | M$ |
| Inga | | | | | | | | | | | | | | | | | | |
| 00/16-19-085-23W6/0 | INGA SAND | 90.30 | P+P | 49.7 | 0.2 | 48.4 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 49.7 | 0.2 | 48.4 | 1,879.2 | 1,339.8 | 1,029.8 |
| XX/14-20-085-23W6/0 | INGA SAND | 90.00 | Probable | 32.8 | 0.0 | 30.8 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 32.8 | 0.0 | 30.8 | 1,043.6 | 815.6 | 641.0 |
| Inga | | | | 82.5 | 0.2 | 79.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 82.5 | 0.2 | 79.2 | 2,922.8 | 2,155.4 | 1,670.8 |
| Total | | | | 82.5 | 0.2 | 79.2 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 82.5 | 0.2 | 79.2 | 2,922.8 | 2,155.4 | 1,670.8 |

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Selection :** Inga

Effective December 31, 2012 Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ |
| 2013 | 1.0 | 10 | 3,553.4 | 3,198.0 | 10.7 | 87.49 | 280,728 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2014 | 2.0 | 34 | 12,270.3 | 11,043.3 | 10.2 | 87.49 | 967,065 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2015 | 2.0 | 29 | 10,732.7 | 9,659.4 | 9.7 | 87.49 | 845,955 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2016 | 2.0 | 24 | 8,834.1 | 7,950.7 | 9.3 | 87.49 | 696,421 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2017 | 2.0 | 20 | 7,315.0 | 6,583.5 | 8.9 | 87.49 | 576,770 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2018 | 2.0 | 17 | 6,149.4 | 5,534.4 | 8.5 | 87.49 | 484,949 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2019 | 2.0 | 14 | 5,234.3 | 4,710.9 | 8.1 | 87.49 | 412,864 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2020 | 2.0 | 12 | 4,523.2 | 4,070.9 | 7.7 | 87.49 | 356,839 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2021 | 2.0 | 11 | 3,935.6 | 3,542.0 | 7.4 | 87.49 | 310,535 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| 2022 | 2.0 | 8 | 3,056.3 | 2,750.6 | 7.0 | 87.49 | 241,270 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Sub | | | 65,604.3 | 59,043.8 | 87.5 | 87.49 | 5,173,396 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Rem | | | 26,054.7 | 23,449.2 | 78.2 | 90.71 | 2,134,222 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |
| Total | | | 91,658.9 | 82,493.0 | 165.6 | 88.41 | 7,307,618 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 |

| | SULPHUR | | TOTAL | |
|---|---|---|---|---|
| | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0.00 | 9 | 9 |
| 2014 | 0.0 | 0.00 | 30 | 30 |
| 2015 | 0.0 | 0.00 | 26 | 26 |
| 2016 | 0.0 | 0.00 | 22 | 22 |
| 2017 | 0.0 | 0.00 | 18 | 18 |
| 2018 | 0.0 | 0.00 | 15 | 15 |
| 2019 | 0.0 | 0.00 | 13 | 13 |
| 2020 | 0.0 | 0.00 | 11 | 11 |
| 2021 | 0.0 | 0.00 | 10 | 10 |
| 2022 | 0.0 | 0.00 | 8 | 8 |
| Sub | 0.0 | 0.00 | | |
| Rem | 0.0 | 0.00 | | |
| Total | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 280,728 | 12,446.3 | 0.0 | 0.0 | 0.0 | 4 | 268,282 | 0.0 | 0.0 | 83,160.0 | 15,030.7 | 0.0 | 98,190.7 | 0.0 | 170,091 | 0.0 | 170,091 | 170,091 | 162,323 |
| 2014 | 967,065 | 79,588.2 | 0.0 | 0.0 | 0.0 | 8 | 887,477 | 0.0 | 0.0 | 72,450.0 | 51,903.3 | 0.0 | 124,353.3 | 0.0 | 763,124 | 909,000.0 | -145,876 | 24,215 | -162,479 |
| 2015 | 845,955 | 54,874.4 | 0.0 | 0.0 | 0.0 | 6 | 791,081 | 0.0 | 0.0 | 75,600.0 | 45,399.4 | 0.0 | 120,999.4 | 0.0 | 670,082 | 0.0 | 670,082 | 694,297 | 529,183 |
| 2016 | 696,421 | 35,288.8 | 0.0 | 0.0 | 0.0 | 5 | 661,133 | 0.0 | 0.0 | 75,600.0 | 37,368.3 | 0.0 | 112,968.3 | 0.0 | 548,164 | 0.0 | 548,164 | 1,242,461 | 392,721 |
| 2017 | 576,770 | 23,593.8 | 0.0 | 0.0 | 0.0 | 4 | 553,176 | 0.0 | 0.0 | 75,600.0 | 30,942.6 | 0.0 | 106,542.6 | 0.0 | 446,633 | 0.0 | 446,633 | 1,689,094 | 290,911 |
| 2018 | 484,949 | 16,578.1 | 0.0 | 0.0 | 0.0 | 3 | 468,371 | 0.0 | 0.0 | 75,600.0 | 26,011.8 | 0.0 | 101,611.8 | 0.0 | 366,759 | 0.0 | 366,759 | 2,055,853 | 217,182 |
| 2019 | 412,864 | 12,243.0 | 0.0 | 0.0 | 0.0 | 3 | 400,621 | 0.0 | 0.0 | 75,600.0 | 22,141.2 | 0.0 | 97,741.2 | 0.0 | 302,879 | 0.0 | 302,879 | 2,358,732 | 163,061 |
| 2020 | 356,839 | 9,514.0 | 0.0 | 0.0 | 0.0 | 3 | 347,325 | 0.0 | 0.0 | 75,600.0 | 19,133.1 | 0.0 | 94,733.1 | 0.0 | 252,591 | 0.0 | 252,591 | 2,611,324 | 123,601 |
| 2021 | 310,535 | 7,676.6 | 0.0 | 0.0 | 0.0 | 2 | 302,858 | 0.0 | 0.0 | 75,600.0 | 16,647.4 | 0.0 | 92,247.4 | 0.0 | 210,611 | 0.0 | 210,611 | 2,821,934 | 93,695 |
| 2022 | 241,270 | 6,096.0 | 0.0 | 0.0 | 0.0 | 3 | 235,174 | 0.0 | 0.0 | 60,459.7 | 12,928.0 | 0.0 | 73,387.7 | 37,800.0 | 123,987 | 0.0 | 123,987 | 2,945,921 | 50,147 |
| Sub | 5,173,396 | 257,899.1 | 0.0 | 0.0 | 0.0 | 5 | 4,915,497 | 0.0 | 0.0 | 745,269.7 | 277,506.0 | 0.0 | 1,022,775. | 37,800.0 | 3,854,921 | 909,000.0 | 2,945,921 | 2,945,921 | 1,860,344 |
| Rem | 2,134,222 | 44,699.9 | 0.0 | 0.0 | 0.0 | 2 | 2,089,522 | 0.0 | 0.0 | 607,035.5 | 110,211.3 | 0.0 | 717,246.8 | 37,800.0 | 1,334,476 | 0.0 | 1,334,476 | 4,280,397 | 295,055 |
| Total | 7,307,618 | 302,599.0 | 0.0 | 0.0 | 0.0 | 4 | 7,005,019 | 0.0 | 0.0 | 1,352,305. | 387,717.3 | 0.0 | 1,740,022. | 75,600.0 | 5,189,397 | 909,000.0 | 4,280,397 | 4,280,397 | 2,155,399 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 5.5 |
| RLI (Principal Product) | 25.76 |
| Reserves Life | 27.00 |
| RLI (BOE) | 25.8 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 91,659 | 82,493 | 82,659 | 79,214 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 91,659 | 82,493 | 82,659 | 79,214 |

*This NGL Value Includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 5,189,397 | 909,000.0 | 4,280,397 | 51.78 |
| 5 | 3,786,792 | 864,010.2 | 2,922,782 | 35.36 |
| 8 | 3,256,193 | 839,054.9 | 2,417,139 | 29.24 |
| 10 | 2,978,588 | 823,189.1 | 2,155,399 | 26.08 |
| 15 | 2,456,767 | 785,986.1 | 1,670,781 | 20.21 |
| 20 | 2,091,063 | 751,943.2 | 1,339,120 | 16.20 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 103,472.84 | 103,472.84 |
| Cost Of Reserves | $/BOE | 11.00 | 11.00 |
| Prob Of Success | % | 100.00 | |
| Chance Of | % | 100.00 | |

### ECONOMIC INDICATORS

| | | BTAX Unrisked | | BTAX Risked | |
|---|---|---|---|---|---|
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 2.4 | | 2.4 |
| NPV/Disc Invest | | | 2.6 | | 2.6 |
| NPV/DIS Cap Exposure | | | 2.6 | | 2.6 |
| NPV/BOEPD | (M$/boepd) | | 245.4 | | 245.4 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 8.91 | 8.91 | 8.94 | 8.94 |
| Prod (12 Mo Ave) | (BOEPD) | 8.76 | 8.76 | 8.78 | 8.78 |
| Price | ($/BOE) | 87.49 | 87.49 | 87.49 | 87.49 |
| Royalties | ($/BOE) | 3.89 | 3.89 | 3.88 | 3.88 |
| Operating Costs | ($/BOE) | 30.70 | 30.70 | 30.60 | 30.60 |
| NetBack | ($/BOE) | 53.19 | 53.19 | 53.01 | 53.01 |
| Recycle Ratio | (ratio) | 4.83 | 4.83 | 4.82 | 4.82 |

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Inga** | | | | | |
| XX/08-19-085-23W6/0 | INGA SAND<br>OIL | Oil<br>Light | 90% WI<br><br>Remarks: To base Charlie Lake | Crown:Base 12 Gas 100% /Tier 3 Oil 100% | |
| 00/16-19-085-23W6/0 | INGA SAND<br>OIL | Oil<br>Light | 90% WI+0.3% GORI<br><br>Remarks: To base Charlie Lake | Crown:New Oil 100% Base 12 Gas 100% | |
| XX/14-20-085-23W6/0 | INGA SAND<br>OIL | Oil<br>Light | 90% WI<br><br>Remarks: To base Charlie Lake | Crown:Base 12 Gas 100% /Tier 3 Oil 100% | |

# Legend Energy Canada Ltd.
## WELL ID AND CODES LIST

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Inga** | | | | | | | | | | | | | |
| 00/16-19-085-23W6/0 | OIL | Oil | INGA | LEGEND ENERGY CANADA LTD. | INGA | BC4900 | INGA A | BC490045 75A | | | 2000-03-01 | 1979-09-11 | 1980-01-02 |

**Legend Energy Canada Ltd.**
**PRODUCTION SUMMARY**
**Gross Production**

Effective December 31, 2012

Inga

| | Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Production for Nov 2012 Gas Mcf | Production for Nov 2012 Water bbl | Dec 2011 to Nov 2012 Oil bbl | Dec 2011 to Nov 2012 Gas Mcf | Dec 2011 to Nov 2012 Water bbl | Cumulative to Nov 2012 Oil bbl | Cumulative to Nov 2012 Gas Mcf | Cumulative to Nov 2012 Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Inga | | | | | | | | | | | | | | |
| 1 | 00/16-19-085-23W6/0 | INGA SAND | 90.30 | 1 | 315 | 1,065 | 8 | 3,966 | 9,995 | 89 | 214,484 | 412,820 | 1,962 | 01/80 | 11/12 |
| | Inga | | | | 315 | 1,065 | 8 | 3,966 | 9,995 | 89 | 214,484 | 412,820 | 1,962 | | |
| | Total | | | | 315 | 1,065 | 8 | 3,966 | 9,995 | 89 | 214,484 | 412,820 | 1,962 | | |

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| Location | Formation | Type | Category | Fixed Costs Ann. M$/yr | Fixed Costs Ann. $/w/yr | Fixed Costs Mo. $/w/mo | Variable Oil Costs* Var.[1] $/bbl | Variable Oil Costs* Truck[3] $/bbl | Variable Oil Costs* Trans[3] Adj. $/bbl | Variable Gas Costs* Var.[1] $/Mcf | Variable Gas Costs* Gath.[2] $/Mcf | Variable Gas Costs* Cust[2] Proc. $/Mcf | Variable Gas Costs* Plant[2] Oper. $/Mcf | Variable Gas Costs* Trans[3] Adj. $/Mcf | GCA $/Mcf | Other NGL[3] Trans. $/bbl | Other Water Disp. $/bbl | Other Sulph[3] Trans. $/lt | Other Sulph Oper. $/Mcf | Other Aband Costs M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Inga | | | | | | | | | | | | | | | | | | | | |
| 00/16-19-085-23W6/0 | INGA SAND | Oil | PDP | | | 7,700 | 4.70 | | | | | | | | | | | | | 42.00 |
| 00/16-19-085-23W6/0 | INGA SAND | Oil | P+P | | | 7,700 | 4.70 | | | | | | | | | | | | | 42.00 |
| XX/14-20-085-23W6/0 | INGA SAND | Oil | Probable | | | 5,660 | 4.70 | | | | | | | | | | | | | 42.00 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

# Legend Energy Canada Ltd.
## CAPITAL COSTS
## ALL COSTS IN 2013 DOLLARS

Effective December 31, 2012 All Categories

| Location | Formation | Category | Date | Capital Type | Total Amount M$ | Committed Amount M$ | Comments |
|---|---|---|---|---|---|---|---|
| **Inga** | | | | | | | |
| 00/16-19-085-23W6/0 | INGA SAND | PDP | 2014-01-01 | Oil Equip | 80.0 | 80.0 | Lease buyout |
| 00/16-19-085-23W6/0 | INGA SAND | P+P | 2014-01-01 | Oil Equip | 80.0 | 80.0 | Lease buyout |
| XX/14-20-085-23W6/0 | INGA SAND | Probable | 2014-01-01 | Dev Drill | 695.0 | 695.0 | Drilling |
| XX/14-20-085-23W6/0 | INGA SAND | Probable | 2014-01-01 | Dev Compl | 120.0 | 120.0 | Completion |
| XX/14-20-085-23W6/0 | INGA SAND | Probable | 2014-01-01 | Oil Equip | 115.0 | 115.0 | Surface equipment |
| Inga Total | | | | | | | |

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Inga | Operator: | INTERNATIONAL SOVEREIGN ENERGY CORP. |
| Location: | 00/16-19-085-23W6/0 | Formation: | INGA SAND |
| Category | PDP | Calculation Type: | Performance |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 2000-03-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1979-09-11 | Top Depth: | 4,940.9 ft KB |
| Kelly Bushing: | 2,294.9 ft SS | Total Depth: | 5,679.1 ft KB |
| Pool Name: | INGA A | Midpoint Perf Depth: | 4,944.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 260.0 Mbbl | Ultimate Recoverable: | 412.8 MMcf |
| Production Area: | acre | Cumulative Production: | 214.8 Mbbl | Cumulative Production: | 412.8 MMcf |
| Net Pay: | 3.94 ft | Remaining Recoverable: | 45.2 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | 0.90 Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.085 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.350 Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0000 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1980-01-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 45.2 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2034-05-09 |
| Initial Rate: | 10 bbl/day |
| Rate at Effective Date: | 10 bbl/day |
| Final Rate: | 3 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 260.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 90% WI+0.3% GORI | Crown:New Oil 100% Base 12 Gas 100% | |

Participant Remarks: To base Charlie Lake

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| Operator: | INTERNATIONAL SOVEREIGN ENERGY CORP. | | Inga |
| Province: | British Columbia | | 00/16-19-085-23W6/0 |
| Field: | INGA | | PDP |
| Pool: | INGA A | | |
| Unit: | | | |
| Status: | OIL | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Eff. End Of Hist
Time (Years)
2008
2009
2010
2011
2012
2013
2014
2015
2016



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff. End Of Hist
Cumulative Oil Production (bbl)
0
25,000
50,000
75,000
100,000
125,000
150,000
175,000
200,000
225,000
250,000
275,000

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 214,793 | Gas Cum | (Mcf) | 412,820 | Water Cum | (bbl) | 1,962 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 45,207 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 260,000 | Gas Ult Rec | (Mcf) | 412,820 | Water Ult Rec | (bbl) | 1,962 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Performance | Est Cum Prod (bbl) | 214,793 | Decline Exp | 0.000 |
| Forecast End (Tf) | 05/08/2034 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec (bbl) | 45,207 | Initial Decline (De) | 05.5 |
| Initial Rate (qi) (bbl/day) | 9.9 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.0 | Reserve Life Index | 12.8 |
| Final Rate (qf) (bbl/day) | 3.0 | Ult Recoverable (bbl) | 260,000 | Gas Total Sales (Mcf) | 0 | Reserve Half Life | 7.65 |

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Inga, British Columbia
**Entity :** 00/16-19-085-23W6/0
**Formation :** INGA SAND
Effective December 31, 2012

Interests: 90% WI+0.3% GORI

Lease Burden:

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 1.0 | 10 | 3,532.6 | 3,179.3 | 10.6 | 87.49 | 279,085 |
| 2014 | 1.0 | 9 | 3,339.7 | 3,005.8 | 10.0 | 87.49 | 263,850 |
| 2015 | 1.0 | 9 | 3,157.4 | 2,841.7 | 9.5 | 87.49 | 249,448 |
| 2016 | 1.0 | 8 | 2,993.0 | 2,693.7 | 9.0 | 87.49 | 236,459 |
| 2017 | 1.0 | 8 | 2,821.7 | 2,539.5 | 8.5 | 87.49 | 222,923 |
| 2018 | 1.0 | 7 | 2,667.7 | 2,400.9 | 8.0 | 87.49 | 210,754 |
| 2019 | 1.0 | 7 | 2,522.0 | 2,269.8 | 7.6 | 87.49 | 199,250 |
| 2020 | 1.0 | 7 | 2,390.7 | 2,151.6 | 7.2 | 87.49 | 188,875 |
| 2021 | 1.0 | 6 | 2,253.9 | 2,028.5 | 6.8 | 87.49 | 178,063 |
| 2022 | 1.0 | 6 | 2,130.8 | 1,917.8 | 6.4 | 87.49 | 168,343 |
| Sub | | | 27,809.5 | 25,028.6 | 83.4 | 87.49 | 2,197,051 |
| Rem | | | 17,397.5 | 15,657.8 | 52.2 | 88.38 | 1,388,457 |
| Total | | | 45,207.1 | 40,686.4 | 135.6 | 87.83 | 3,585,508 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 9 | 9 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 8 | 8 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 8 | 8 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 5 | 5 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | |
|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 279,085 | 12,302.0 | 0.0 | 0.0 | 0.0 | 4 | 266,783 | 0.0 | 0.0 |
| 2014 | 263,850 | 10,995.6 | 0.0 | 0.0 | 0.0 | 4 | 252,855 | 0.0 | 0.0 |
| 2015 | 249,448 | 9,827.9 | 0.0 | 0.0 | 0.0 | 4 | 239,620 | 0.0 | 0.0 |
| 2016 | 236,459 | 8,804.7 | 0.0 | 0.0 | 0.0 | 4 | 227,654 | 0.0 | 0.0 |
| 2017 | 222,923 | 7,847.0 | 0.0 | 0.0 | 0.0 | 4 | 215,076 | 0.0 | 0.0 |
| 2018 | 210,754 | 7,013.7 | 0.0 | 0.0 | 0.0 | 3 | 203,741 | 0.0 | 0.0 |
| 2019 | 199,250 | 6,268.8 | 0.0 | 0.0 | 0.0 | 3 | 192,981 | 0.0 | 0.0 |
| 2020 | 188,875 | 5,617.6 | 0.0 | 0.0 | 0.0 | 3 | 183,257 | 0.0 | 0.0 |
| 2021 | 178,063 | 5,006.6 | 0.0 | 0.0 | 0.0 | 3 | 173,057 | 0.0 | 0.0 |
| 2022 | 168,343 | 4,474.9 | 0.0 | 0.0 | 0.0 | 3 | 163,868 | 0.0 | 0.0 |
| Sub | 2,197,051 | 78,158.8 | 0.0 | 0.0 | 0.0 | 4 | 2,118,892 | 0.0 | 0.0 |
| Rem | 1,388,457 | 27,346.4 | 0.0 | 0.0 | 0.0 | 2 | 1,361,111 | 0.0 | 0.0 |
| Total | 3,585,508 | 105,505.2 | 0.0 | 0.0 | 0.0 | 3 | 3,480,003 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 71,820.0 | 14,942.7 | 0.0 | 86,762.7 | 0.0 | 180,020 | 0.0 | 180,020 | 180,020 | 171,430 |
| 2014 | 37,800.0 | 14,127.1 | 0.0 | 51,927.1 | 0.0 | 200,928 | 72,000.0 | 128,928 | 308,948 | 109,136 |
| 2015 | 37,800.0 | 13,355.9 | 0.0 | 51,155.9 | 0.0 | 188,464 | 0.0 | 188,464 | 497,411 | 148,669 |
| 2016 | 37,800.0 | 12,660.5 | 0.0 | 50,460.5 | 0.0 | 177,194 | 0.0 | 177,194 | 674,605 | 126,947 |
| 2017 | 37,800.0 | 11,935.7 | 0.0 | 49,735.7 | 0.0 | 165,340 | 0.0 | 165,340 | 839,946 | 107,693 |
| 2018 | 37,800.0 | 11,284.2 | 0.0 | 49,084.2 | 0.0 | 154,657 | 0.0 | 154,657 | 994,602 | 91,583 |
| 2019 | 37,800.0 | 10,668.2 | 0.0 | 48,468.2 | 0.0 | 144,513 | 0.0 | 144,513 | 1,139,115 | 77,801 |
| 2020 | 37,800.0 | 10,112.7 | 0.0 | 47,912.7 | 0.0 | 135,345 | 0.0 | 135,345 | 1,274,460 | 66,228 |
| 2021 | 37,800.0 | 9,533.9 | 0.0 | 47,333.9 | 0.0 | 125,723 | 0.0 | 125,723 | 1,400,183 | 55,931 |
| 2022 | 37,800.0 | 9,013.4 | 0.0 | 46,813.4 | 0.0 | 117,055 | 0.0 | 117,055 | 1,517,238 | 47,344 |
| Sub | 412,020.0 | 117,634.4 | 0.0 | 529,654.4 | 0.0 | 1,589,238 | 72,000.0 | 1,517,238 | 1,517,238 | 1,002,760 |
| Rem | 429,212.9 | 73,591.5 | 0.0 | 502,804.4 | 37,800.0 | 820,506 | 0.0 | 820,506 | 2,337,744 | 212,553 |
| Total | 841,232.9 | 191,225.9 | 0.0 | 1,032,458. | 37,800.0 | 2,409,744 | 72,000.0 | 2,337,744 | 2,337,744 | 1,215,313 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 7.7 |
| RLI (Principal Product) | 12.80 |
| Reserves Life | 22.00 |
| RLI (BOE) | 12.8 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 45,207 | 40,686 | 40,822 | 39,618 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 45,207 | 40,686 | 40,822 | 39,618 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 2,409,744 | 72,000.0 | 2,337,744 | 57.27 |
| 5 | 1,692,573 | 68,436.5 | 1,624,137 | 39.79 |
| 8 | 1,420,873 | 66,459.8 | 1,354,413 | 33.18 |
| 10 | 1,280,516 | 65,203.1 | 1,215,313 | 29.77 |
| 15 | 1,023,707 | 62,256.3 | 961,451 | 23.55 |
| 20 | 852,342 | 59,559.9 | 792,782 | 19.42 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 8,244.13 | 8,244.13 |
| Cost Of Reserves | $/BOE | 1.76 | 1.76 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 16.9 | | 16.9 |
| NPV/Disc Invest | | | 18.6 | | 18.6 |
| NPV/DIS Cap Exposure | | | 18.6 | | 18.6 |
| NPV/BOEPD | (M$/boepd) | | 139.2 | | 139.2 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 8.90 | 8.90 | 8.93 | 8.93 |
| Prod (12 Mo Ave) | (BOEPD) | 8.70 | 8.70 | 8.73 | 8.73 |
| Price | ($/BOE) | 87.49 | 87.49 | 87.49 | 87.49 |
| Royalties | ($/BOE) | 3.87 | 3.87 | 3.86 | 3.86 |
| Operating Costs | ($/BOE) | 27.29 | 27.29 | 27.20 | 27.20 |
| NetBack | ($/BOE) | 56.62 | 56.62 | 56.43 | 56.43 |
| Recycle Ratio | (ratio) | 32.00 | 32.00 | 32.00 | 32.00 |

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Inga | Operator: | INTERNATIONAL SOVEREIGN ENERGY CORP. |
| Location: | 00/16-19-085-23W6/0 | Formation: | INGA SAND |
| Category | P+P | Calculation Type: | Performance |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 2000-03-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1979-09-11 | Top Depth: | 4,940.9 ft KB |
| Kelly Bushing: | 2,294.9 ft SS | Total Depth: | 5,679.1 ft KB |
| Pool Name: | INGA A | Midpoint Perf Depth: | 4,944.2 ft KB |

**RESERVOIR & RESERVES SUMMARY** ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 270.0 Mbbl | Ultimate Recoverable: | 412.8 MMcf |
| Production Area: | acre | Cumulative Production: | 214.8 Mbbl | Cumulative Production: | 412.8 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 55.2 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0000 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1980-01-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 55.2 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2012-12-01 |
| End Date: | 2039-01-23 |
| Initial Rate: | 10 bbl/day |
| Rate at Effective Date: | 10 bbl/day |
| Final Rate: | 3 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 270.0 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 90% WI+0.3% GORI | | Crown:New Oil 100% Base 12 Gas 100% |

Participant Remarks: To base Charlie Lake

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **INTERNATIONAL SOVEREIGN ENERGY CORP.** | | **Inga** |
| **Province:** | **British Columbia** | | **00/16-19-085-23W6/0** |
| **Field:** | **INGA** | | **P+P** |
| **Pool:** | **INGA A** | | |
| **Unit:** | | | |
| **Status:** | **OIL** | | |



Hours Of Production (hours)
Cumulative Oil Production (bbl)
Calendar Daily Oil Production (bbl/day)
Gas/Oil Ratio (scf/bbl)
Water/Oil Ratio (bbl/bbl)
Oil Qf
Acq
Eff. End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Oil Production (bbl/day)
Oil Qf
Eff. End Of Hist
Cumulative Oil Production (bbl)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 214,793 | Gas Cum | (Mcf) | 412,820 | Water Cum | (bbl) | 1,962 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 55,207 | Gas Rem Rec | (Mcf) | 0 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 0 |
| Oil Ult Rec | (bbl) | 270,000 | Gas Ult Rec | (Mcf) | 412,820 | Water Ult Rec | (bbl) | 1,962 | FCond Ult Rec | (bbl) | 0 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | | 01/01/2013 | Calculation Type | Performance | Est Cum Prod | (bbl) | 214,793 | Decline Exp | 0.000 |
| Forecast End (Tf) | | 01/22/2039 | OVIP (Volumetric) (bbl) | 0 | Remaining Rec | (bbl) | 55,207 | Initial Decline (De) | 04.5 |
| Initial Rate (qi) | (bbl/day) | 9.9 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | | 0.0 | Reserve Life Index | 15.54 |
| Final Rate (qf) | (bbl/day) | 3.0 | Ult Recoverable (bbl) | 270,000 | Gas Total Sales | (Mcf) | 0 | Reserve Half Life | 9.35 |

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Inga, British Columbia
**Entity :** 00/16-19-085-23W6/0
**Formation :** INGA SAND
Effective December 31, 2012

Interests: 90% WI+0.3% GORI
Total Proved Plus Probable Reserves

Lease Burden:
Lessor: Crown:New Oil 100% Base 12 Gas 100%

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | |
|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ |
| 2013 | 1.0 | 10 | 3,553.4 | 3,198.0 | 10.7 | 87.49 | 280,728 |
| 2014 | 1.0 | 9 | 3,393.5 | 3,054.2 | 10.2 | 87.49 | 268,101 |
| 2015 | 1.0 | 9 | 3,240.9 | 2,916.8 | 9.7 | 87.49 | 256,042 |
| 2016 | 1.0 | 8 | 3,103.4 | 2,793.1 | 9.3 | 87.49 | 245,180 |
| 2017 | 1.0 | 8 | 2,955.5 | 2,660.0 | 8.9 | 87.49 | 233,497 |
| 2018 | 1.0 | 8 | 2,822.6 | 2,540.3 | 8.5 | 87.49 | 222,995 |
| 2019 | 1.0 | 7 | 2,695.6 | 2,426.1 | 8.1 | 87.49 | 212,965 |
| 2020 | 1.0 | 7 | 2,581.3 | 2,323.2 | 7.7 | 87.49 | 203,930 |
| 2021 | 1.0 | 7 | 2,468.3 | 2,212.5 | 7.4 | 87.49 | 194,213 |
| 2022 | 1.0 | 6 | 2,347.7 | 2,112.9 | 7.0 | 87.49 | 185,477 |
| Sub | | | 29,152.3 | 26,237.0 | 87.5 | 87.49 | 2,303,129 |
| Rem | | | 26,054.7 | 23,449.2 | 78.2 | 90.71 | 2,134,222 |
| Total | | | 55,206.9 | 49,686.2 | 165.6 | 89.01 | 4,437,351 |

| | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 9 | 9 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 8 | 8 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 8 | 8 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 8 | 8 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 7 | 7 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | |
|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 |

| | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ |
|---|---|---|---|---|---|---|---|---|---|
| 2013 | 280,728 | 12,446.3 | 0.0 | 0.0 | 0.0 | 4 | 268,282 | 0.0 | 0.0 |
| 2014 | 268,101 | 11,351.8 | 0.0 | 0.0 | 0.0 | 4 | 256,749 | 0.0 | 0.0 |
| 2015 | 256,042 | 10,353.6 | 0.0 | 0.0 | 0.0 | 4 | 245,689 | 0.0 | 0.0 |
| 2016 | 245,180 | 9,466.1 | 0.0 | 0.0 | 0.0 | 4 | 235,714 | 0.0 | 0.0 |
| 2017 | 233,497 | 8,609.0 | 0.0 | 0.0 | 0.0 | 4 | 224,888 | 0.0 | 0.0 |
| 2018 | 222,995 | 7,852.0 | 0.0 | 0.0 | 0.0 | 4 | 215,143 | 0.0 | 0.0 |
| 2019 | 212,965 | 7,161.5 | 0.0 | 0.0 | 0.0 | 3 | 205,803 | 0.0 | 0.0 |
| 2020 | 203,930 | 6,548.9 | 0.0 | 0.0 | 0.0 | 3 | 197,381 | 0.0 | 0.0 |
| 2021 | 194,213 | 5,955.9 | 0.0 | 0.0 | 0.0 | 3 | 188,257 | 0.0 | 0.0 |
| 2022 | 185,477 | 5,432.2 | 0.0 | 0.0 | 0.0 | 3 | 180,045 | 0.0 | 0.0 |
| Sub | 2,303,129 | 85,177.3 | 0.0 | 0.0 | 0.0 | 4 | 2,217,952 | 0.0 | 0.0 |
| Rem | 2,134,222 | 44,699.9 | 0.0 | 0.0 | 0.0 | 2 | 2,089,522 | 0.0 | 0.0 |
| Total | 4,437,351 | 129,877.2 | 0.0 | 0.0 | 0.0 | 3 | 4,307,474 | 0.0 | 0.0 |

| | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 83,160.0 | 15,030.7 | 0.0 | 98,190.7 | 0.0 | 170,091 | 0.0 | 170,091 | 170,091 | 162,323 |
| 2014 | 37,800.0 | 14,354.7 | 0.0 | 52,154.7 | 0.0 | 204,595 | 72,000.0 | 132,595 | 302,686 | 112,301 |
| 2015 | 37,800.0 | 13,709.0 | 0.0 | 51,509.0 | 0.0 | 194,180 | 0.0 | 194,180 | 496,866 | 153,163 |
| 2016 | 37,800.0 | 13,127.4 | 0.0 | 50,927.4 | 0.0 | 184,787 | 0.0 | 184,787 | 681,652 | 132,386 |
| 2017 | 37,800.0 | 12,501.9 | 0.0 | 50,301.9 | 0.0 | 174,586 | 0.0 | 174,586 | 856,239 | 113,715 |
| 2018 | 37,800.0 | 11,939.6 | 0.0 | 49,739.6 | 0.0 | 165,403 | 0.0 | 165,403 | 1,021,642 | 97,946 |
| 2019 | 37,800.0 | 11,402.5 | 0.0 | 49,202.5 | 0.0 | 156,601 | 0.0 | 156,601 | 1,178,243 | 84,309 |
| 2020 | 37,800.0 | 10,918.8 | 0.0 | 48,718.8 | 0.0 | 148,662 | 0.0 | 148,662 | 1,326,905 | 72,745 |
| 2021 | 37,800.0 | 10,398.5 | 0.0 | 48,198.5 | 0.0 | 140,058 | 0.0 | 140,058 | 1,466,963 | 62,308 |
| 2022 | 37,800.0 | 9,930.8 | 0.0 | 47,730.8 | 0.0 | 132,314 | 0.0 | 132,314 | 1,599,278 | 53,516 |
| Sub | 423,360.0 | 123,314.0 | 0.0 | 546,674.0 | 0.0 | 1,671,278 | 72,000.0 | 1,599,278 | 1,599,278 | 1,044,713 |
| Rem | 607,035.5 | 110,211.3 | 0.0 | 717,246.8 | 37,800.0 | 1,334,476 | 0.0 | 1,334,476 | 2,933,753 | 295,055 |
| Total | 1,030,395. | 233,525.4 | 0.0 | 1,263,920. | 37,800.0 | 3,005,753 | 72,000.0 | 2,933,753 | 2,933,753 | 1,339,768 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 9.3 |
| RLI (Principal Product) | 15.54 |
| Reserves Life | 27.00 |
| RLI (BOE) | 15.5 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 55,207 | 49,686 | 49,852 | 48,381 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 55,207 | 49,686 | 49,852 | 48,381 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 3,005,753 | 72,000.0 | 2,933,753 | 58.85 |
| 5 | 1,947,659 | 68,436.5 | 1,879,222 | 37.70 |
| 8 | 1,584,221 | 66,459.8 | 1,517,761 | 30.45 |
| 10 | 1,404,971 | 65,203.1 | 1,339,768 | 26.87 |
| 15 | 1,092,007 | 62,256.3 | 1,029,751 | 20.66 |
| 20 | 893,579 | 59,559.9 | 834,019 | 16.73 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 8,195.87 | 8,195.87 |
| Cost Of Reserves | $/BOE | 1.44 | 1.44 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | | Unrisked | | Risked |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 18.6 | | 18.6 |
| NPV/Disc Invest | | | 20.5 | | 20.5 |
| NPV/DIS Cap Exposure | | | 20.5 | | 20.5 |
| NPV/BOEPD | (M$/boepd) | | 152.5 | | 152.5 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 8.91 | 8.91 | 8.94 | 8.94 |
| Prod (12 Mo Ave) | (BOEPD) | 8.76 | 8.76 | 8.78 | 8.78 |
| Price | ($/BOE) | 87.49 | 87.49 | 87.49 | 87.49 |
| Royalties | ($/BOE) | 3.89 | 3.89 | 3.88 | 3.88 |
| Operating Costs | ($/BOE) | 30.70 | 30.70 | 30.60 | 30.60 |
| NetBack | ($/BOE) | 53.19 | 53.19 | 53.01 | 53.01 |
| Recycle Ratio | (ratio) | 36.70 | 36.70 | 36.70 | 36.70 |

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

**Legend Energy Canada Ltd.**
**INPUT DATA SHEET**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Inga | Operator: | INTERNATIONAL SOVEREIGN ENERGY CORP. |
| Location: | XX/14-20-085-23W6/0 | Formation: | INGA SAND |
| Category | Probable | Calculation Type: | Volumetric |
| Type: | Oil | Class: | Light |
| Current Status: | OIL | Current Status Date: | 2000-03-01 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | | Top Depth: | ft KB |
| Kelly Bushing: | ft SS | Total Depth: | ft KB |
| Pool Name: | | Midpoint Perf Depth: | ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | 243.0 Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | 0.1500 Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 36.5 Mbbl | Ultimate Recoverable: | 0.0 MMcf |
| Production Area: | 160 acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 0.0 MMcf |
| Net Pay: | 3.94 ft | Remaining Recoverable: | 36.5 Mbbl | Remaining Recoverable: | 0.0 MMcf |
| Reservoir Volume: | 629.9 acre-ft | Oil Shrinkage: * | 0.90 Fraction | Sales Gas: | 0.0 MMcf |
| Porosity: | 0.085 Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | 0.350 Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.00 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0000 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1980-01-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 0.0 Mcf | Oil: | 36.5 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Oil |
| Start Date: | 2014-02-01 |
| End Date: | 2022-08-07 |
| Initial Rate: | 30 bbl/day |
| Rate at Effective Date: | 30 bbl/day |
| Final Rate: | 3 bbl/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 36.5 Mbbl |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | |
| Propane | | | |
| Butane | | | |
| Pentane+ | | | |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 90% WI | | Crown:Base 12 Gas 100% /Tier 3 Oil 100% |

Participant Remarks: To base Charlie Lake

*Report Time: Mon, 25 Feb 2013 14:24 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Inga, British Columbia
**Entity :** XX/14-20-085-23W6/0
**Formation :** INGA SAND
Effective December 31, 2012

Interests: 90% WI

Total Probable Reserves

Lease Burden:

Lessor: Crown:Base 12 Gas 100% /Tier 3 Oil 100%

## OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 1.0 | 24 | 8,876.7 | 7,989.1 | 0.0 | 87.49 | 698,964 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 22 | 22 |
| 2015 | 1.0 | 21 | 7,491.8 | 6,742.6 | 0.0 | 87.49 | 589,913 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 18 | 18 |
| 2016 | 1.0 | 16 | 5,730.7 | 5,157.6 | 0.0 | 87.49 | 451,241 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 14 | 14 |
| 2017 | 1.0 | 12 | 4,359.5 | 3,923.6 | 0.0 | 87.49 | 343,272 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 11 | 11 |
| 2018 | 1.0 | 9 | 3,326.8 | 2,994.1 | 0.0 | 87.49 | 261,954 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 8 | 8 |
| 2019 | 1.0 | 7 | 2,538.7 | 2,284.8 | 0.0 | 87.49 | 199,899 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 6 | 6 |
| 2020 | 1.0 | 5 | 1,941.9 | 1,747.7 | 0.0 | 87.49 | 152,908 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 5 | 5 |
| 2021 | 1.0 | 4 | 1,477.3 | 1,329.5 | 0.0 | 87.49 | 116,322 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 4 | 4 |
| 2022 | 1.0 | 2 | 708.6 | 637.7 | 0.0 | 87.49 | 55,793 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 2 | 2 |
| Sub | | | 36,452.0 | 32,806.8 | 0.0 | 87.49 | 2,870,267 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 36,452.0 | 32,806.8 | 0.0 | 87.49 | 2,870,267 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |

## NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2014 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2015 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2016 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |

## CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 0 | 0 |
| 2014 | 698,964 | 68,236.4 | 0.0 | 0.0 | 0.0 | 10 | 630,727 | 0.0 | 0.0 | 34,650.0 | 37,548.6 | 0.0 | 72,198.6 | 0.0 | 558,529 | 837,000.0 | -278,471 | -278,471 | -274,781 |
| 2015 | 589,913 | 44,520.8 | 0.0 | 0.0 | 0.0 | 8 | 545,392 | 0.0 | 0.0 | 37,800.0 | 31,690.4 | 0.0 | 69,490.4 | 0.0 | 475,902 | 0.0 | 475,902 | 197,431 | 376,020 |
| 2016 | 451,241 | 25,822.7 | 0.0 | 0.0 | 0.0 | 6 | 425,419 | 0.0 | 0.0 | 37,800.0 | 24,240.9 | 0.0 | 62,040.9 | 0.0 | 363,378 | 0.0 | 363,378 | 560,809 | 260,334 |
| 2017 | 343,272 | 14,984.7 | 0.0 | 0.0 | 0.0 | 4 | 328,287 | 0.0 | 0.0 | 37,800.0 | 18,440.7 | 0.0 | 56,240.7 | 0.0 | 272,047 | 0.0 | 272,047 | 832,855 | 177,195 |
| 2018 | 261,954 | 8,726.1 | 0.0 | 0.0 | 0.0 | 3 | 253,228 | 0.0 | 0.0 | 37,800.0 | 14,072.3 | 0.0 | 51,872.3 | 0.0 | 201,355 | 0.0 | 201,355 | 1,034,211 | 119,236 |
| 2019 | 199,899 | 5,081.5 | 0.0 | 0.0 | 0.0 | 3 | 194,818 | 0.0 | 0.0 | 37,800.0 | 10,738.7 | 0.0 | 48,538.7 | 0.0 | 146,279 | 0.0 | 146,279 | 1,180,490 | 78,752 |
| 2020 | 152,908 | 2,965.1 | 0.0 | 0.0 | 0.0 | 2 | 149,943 | 0.0 | 0.0 | 37,800.0 | 8,214.3 | 0.0 | 46,014.3 | 0.0 | 103,929 | 0.0 | 103,929 | 1,284,419 | 50,856 |
| 2021 | 116,322 | 1,720.7 | 0.0 | 0.0 | 0.0 | 1 | 114,601 | 0.0 | 0.0 | 37,800.0 | 6,248.9 | 0.0 | 44,048.9 | 0.0 | 70,552 | 0.0 | 70,552 | 1,354,971 | 31,387 |
| 2022 | 55,793 | 663.8 | 0.0 | 0.0 | 0.0 | 1 | 55,129 | 0.0 | 0.0 | 22,659.7 | 2,997.2 | 0.0 | 25,656.9 | 37,800.0 | -8,328 | 0.0 | -8,328 | 1,346,643 | -3,368 |
| Sub | 2,870,267 | 172,721.8 | 0.0 | 0.0 | 0.0 | 6 | 2,697,545 | 0.0 | 0.0 | 321,909.7 | 154,192.0 | 0.0 | 476,101.6 | 37,800.0 | 2,183,643 | 837,000.0 | 1,346,643 | 1,346,643 | 815,631 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 1,346,643 | 0 |
| Total | 2,870,267 | 172,721.8 | 0.0 | 0.0 | 0.0 | 6 | 2,697,545 | 0.0 | 0.0 | 321,909.7 | 154,192.0 | 0.0 | 476,101.6 | 37,800.0 | 2,183,643 | 837,000.0 | 1,346,643 | 1,346,643 | 815,631 |

## CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.2 |
| RLI (Principal Product) | 3.80 |
| Reserves Life | 8.92 |
| RLI (BOE) | 3.8 |

## TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 36,452 | 32,807 | 32,807 | 30,833 |
| Gas (Mcf) | 0 | 0 | 0 | 0 |
| Gas (bbl) | 0 | 0 | 0 | 0 |
| *NGL (bbl) | 0 | 0 | 0 | 0 |
| Cond (bbl) | 0 | 0 | 0 | 0 |
| Total (bbl) | 36,452 | 32,807 | 32,807 | 30,833 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

## NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 2,183,643 | 837,000.0 | 1,346,643 | 41.05 |
| 5 | 1,839,133 | 795,573.8 | 1,043,560 | 31.81 |
| 8 | 1,671,973 | 772,595.1 | 899,378 | 27.41 |
| 10 | 1,573,617 | 757,986.0 | 815,631 | 24.86 |
| 15 | 1,364,760 | 723,729.8 | 641,030 | 19.54 |
| 20 | 1,197,484 | 692,383.3 | 505,101 | 15.40 |

## CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 35,403.33 | 35,403.33 |
| Cost Of Reserves | $/BOE | 25.51 | 25.51 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

## ECONOMIC INDICATORS

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 1.55 | 1.55 |
| Discounted Payout | (Yrs) | 1.69 | 1.69 |
| DCF Rate of Return | (%) | 69.7 | 69.7 |
| NPV/Undisc Invest | | 1.0 | 1.0 |
| NPV/Disc Invest | | 1.1 | 1.1 |
| NPV/DIS Cap Exposure | | 1.1 | 1.1 |
| NPV/BOEPD | (M$/boepd) | 34.5 | 34.5 |

## FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 26.13 | 26.13 | 26.13 | 26.13 |
| Prod (12 Mo Ave) | (BOEPD) | 23.64 | 23.64 | 23.64 | 23.64 |
| Price | ($/BOE) | 87.49 | 87.49 | 87.49 | 87.49 |
| Royalties | ($/BOE) | 8.46 | 8.46 | 8.46 | 8.46 |
| Operating Costs | ($/BOE) | 9.08 | 9.08 | 9.08 | 9.08 |
| NetBack | ($/BOE) | 69.96 | 69.96 | 69.96 | 69.96 |
| Recycle Ratio | (ratio) | 2.74 | 2.74 | 2.74 | 2.74 |



Black Creek
L/94-H-3
K/94-H-3
Beatton River
E/94-H-3
F/94-H-3

**WELL LEGEND**

- Oil
- Location
- Gas
- Other
- Suspended Oil
- Abandoned Gas
- Suspended Gas
- Abandoned Oil
- Suspended
- Abandoned
- Injection

**PIPELINE LEGEND**

- Oil
- Natural Gas
- Sour Natural Gas
- Water
- Other

Legend Energy Canada Ltd.

**Umbach**

British Columbia

| Quick Select (403) 640-9080 | Date: 2013/2/1 Author: kim |
| --- | --- |

**Legend Energy Canada Ltd.**
**DETAILED ECONOMIC SUMMARY**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

Effective December 31, 2012 Umbach

| | PDP | PDNP | PU | PD+PU | Probable | P+P |
|---|---|---|---|---|---|---|
| **Sales Gas** **MMcf** | | | | | | |
| Ultimate Remaining | 96.3 | | | 96.3 | 24.1 | 120.4 |
| WI Before Royalty | 1.7 | | | 1.7 | 0.4 | 2.1 |
| WI After Royalty | 1.4 | | | 1.4 | 0.4 | 1.8 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 1.4 | | | 1.4 | 0.4 | 1.8 |
| **NGLs** **Mbbl** | | | | | | |
| Ultimate Remaining | 3.3 | | | 3.3 | 0.8 | 4.1 |
| WI Before Royalty | 0.1 | | | 0.1 | 0.0 | 0.1 |
| WI After Royalty | 0.0 | | | 0.0 | 0.0 | 0.1 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 0.0 | | | 0.0 | 0.0 | 0.1 |
| **MBOE** **MBoe** | | | | | | |
| Ultimate Remaining | 19.3 | | | 19.3 | 4.8 | 24.2 |
| WI Before Royalty | 0.3 | | | 0.3 | 0.1 | 0.4 |
| WI After Royalty | 0.3 | | | 0.3 | 0.1 | 0.4 |
| Royalty Interest | 0.0 | | | 0.0 | 0.0 | 0.0 |
| Total Net | 0.3 | | | 0.3 | 0.1 | 0.4 |
| **NPV - BTAX** **M$** | | | | | | |
| Undiscounted | -0.0 | | | -0.0 | 0.2 | 0.2 |
| Discounted at 5% | 0.1 | | | 0.1 | 0.2 | 0.2 |
| Discounted at 10% | 0.1 | | | 0.1 | 0.2 | 0.3 |
| Discounted at 15% | 0.2 | | | 0.2 | 0.2 | 0.3 |
| Discounted at 20% | 0.2 | | | 0.2 | 0.2 | 0.4 |

Light & Medium Oil includes Shale Oil. Heavy Oil Includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

**Legend Energy Canada Ltd.**
**DETAILED RESERVES AND PRESENT VALUE**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**
**Umbach**

Effective December 31, 2012 | Proved Developed Producing

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Umbach | | | | | | | | | | | | | | | | | | |
| 00/D-079-F/094-H-03/0 | BLUESKY | 1.75 | PDP | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.4 | 0.1 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 0.1 | 0.1 | 0.2 |
| Umbach | | | | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.4 | 0.1 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 0.1 | 0.1 | 0.2 |
| Total | | | | 0.0 | 0.0 | 0.0 | 1.7 | 0.0 | 1.4 | 0.1 | 0.0 | 0.0 | 0.3 | 0.0 | 0.3 | 0.1 | 0.1 | 0.2 |

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Selection :** Umbach

Effective December 31, 2012 — Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 76 | 27,643.1 | 483.8 | 0.0 | 2.19 | 1,059 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 69 | 25,100.8 | 439.3 | 0.0 | 2.19 | 962 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 62 | 22,792.3 | 398.9 | 0.0 | 2.19 | 874 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 57 | 20,750.2 | 363.1 | 0.0 | 2.19 | 795 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 96,286.4 | 1,685.0 | 0.0 | 2.19 | 3,690 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 96,286.4 | 1,685.0 | 0.0 | 2.19 | 3,690 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 5.8 | 0.0 | 94.97 | 551.3 | 0.0 | 0.0 | 0.00 | 0.0 | 5.8 | 0.0 | 16.14 | 93.7 | 4.8 | 0.0 | 55.86 | 270.2 | 16.4 | 0.0 | 12.9 |
| 2014 | 5.3 | 0.0 | 94.97 | 500.6 | 0.0 | 0.0 | 0.00 | 0.0 | 5.3 | 0.0 | 16.14 | 85.1 | 4.4 | 0.0 | 55.86 | 245.4 | 14.9 | 0.0 | 11.7 |
| 2015 | 4.8 | 0.0 | 94.97 | 454.6 | 0.0 | 0.0 | 0.00 | 0.0 | 4.8 | 0.0 | 16.14 | 77.3 | 4.0 | 0.0 | 55.86 | 222.8 | 13.6 | 0.0 | 10.6 |
| 2016 | 4.4 | 0.0 | 94.97 | 413.8 | 0.0 | 0.0 | 0.00 | 0.0 | 4.4 | 0.0 | 16.14 | 70.3 | 3.6 | 0.0 | 55.86 | 202.8 | 12.3 | 0.0 | 9.7 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 20.2 | 0.0 | 94.97 | 1,920.3 | 0.0 | 0.0 | 0.00 | 0.0 | 20.2 | 0.0 | 16.14 | 326.4 | 16.9 | 0.0 | 55.86 | 941.2 | 57.3 | 0.0 | 44.9 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 20.2 | 0.0 | 94.97 | 1,920.3 | 0.0 | 0.0 | 0.00 | 0.0 | 20.2 | 0.0 | 16.14 | 326.4 | 16.9 | 0.0 | 55.86 | 941.2 | 57.3 | 0.0 | 44.9 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,975 | 333.9 | 0.0 | 39.5 | 0.0 | 19 | 1,601 | 0.0 | 0.0 | 903.0 | 372.5 | 0.0 | 1,275.5 | 0.0 | 326 | 0.0 | 326 | 326 | 311 |
| 2014 | 1,793 | 293.5 | 0.0 | 35.9 | 0.0 | 18 | 1,464 | 0.0 | 0.0 | 903.0 | 338.2 | 0.0 | 1,241.2 | 0.0 | 222 | 0.0 | 222 | 548 | 193 |
| 2015 | 1,628 | 258.0 | 0.0 | 32.6 | 0.0 | 18 | 1,338 | 0.0 | 0.0 | 903.0 | 307.1 | 0.0 | 1,210.1 | 0.0 | 127 | 0.0 | 127 | 676 | 101 |
| 2016 | 1,482 | 227.4 | 0.0 | 29.6 | 0.0 | 17 | 1,225 | 0.0 | 0.0 | 903.0 | 279.6 | 0.0 | 1,182.6 | 735.0 | -692 | 0.0 | -692 | -17 | -496 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| Sub | 6,878 | 1,112.7 | 0.0 | 137.6 | 0.0 | 18 | 5,628 | 0.0 | 0.0 | 3,612.0 | 1,297.5 | 0.0 | 4,909.5 | 735.0 | -17 | 0.0 | -17 | -17 | 110 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| Total | 6,878 | 1,112.7 | 0.0 | 137.6 | 0.0 | 18 | 5,628 | 0.0 | 0.0 | 3,612.0 | 1,297.5 | 0.0 | 4,909.5 | 735.0 | -17 | 0.0 | -17 | -17 | 110 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 1.8 |
| RLI (Principal Product) | 3.48 |
| Reserves Life | 4.00 |
| RLI (BOE) | 3.5 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 96,286 | 1,685 | 1,685 | 1,429 |
| Gas (bbl) | 16,048 | 281 | 281 | 238 |
| *NGL (bbl) | 2,118 | 37 | 37 | 29 |
| Cond (bbl) | 1,155 | 20 | 20 | 16 |
| Total (bbl) | 19,321 | 338 | 338 | 283 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (17) | 0.0 | (17) | (0.05) |
| 5 | 55 | 0.0 | 55 | 0.16 |
| 8 | 89 | 0.0 | 89 | 0.26 |
| 10 | 110 | 0.0 | 110 | 0.32 |
| 15 | 152 | 0.0 | 152 | 0.45 |
| 20 | 185 | 0.0 | 185 | 0.55 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.4 | 0.4 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.28 | 0.28 | 0.28 | 0.28 |
| Prod (12 Mo Ave) | (BOEPD) | 0.27 | 0.27 | 0.27 | 0.27 |
| Price | ($/BOE) | 20.34 | 20.34 | 20.34 | 20.34 |
| Royalties | ($/BOE) | 3.85 | 3.85 | 3.85 | 3.85 |
| Operating Costs | ($/BOE) | 13.14 | 13.14 | 13.14 | 13.14 |
| NetBack | ($/BOE) | 3.36 | 3.36 | 3.36 | 3.36 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## DETAILED RESERVES AND PRESENT VALUE
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)
## Umbach

Effective December 31, 2012 — Proved Plus Probable

| Location | Formation | Avg Int % | Derived | Oil WI Mstb | Oil RI Mstb | Oil Net Mstb | Sales Gas WI MMcf | Sales Gas RI MMcf | Sales Gas Net MMcf | NGL WI Mstb | NGL RI Mstb | NGL Net Mstb | BOE WI MBoe | BOE RI MBoe | BOE Net MBoe | Present Value 5% M$ | Present Value 10% M$ | Present Value 15% M$ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Umbach | | | | | | | | | | | | | | | | | | |
| 00/D-079-F/094-H-03/0 | BLUESKY | 1.75 | P+P | 0.0 | 0.0 | 0.0 | 2.1 | 0.0 | 1.8 | 0.1 | 0.0 | 0.1 | 0.4 | 0.0 | 0.4 | 0.2 | 0.3 | 0.3 |
| Umbach | | | | 0.0 | 0.0 | 0.0 | 2.1 | 0.0 | 1.8 | 0.1 | 0.0 | 0.1 | 0.4 | 0.0 | 0.4 | 0.2 | 0.3 | 0.3 |
| Total | | | | 0.0 | 0.0 | 0.0 | 2.1 | 0.0 | 1.8 | 0.1 | 0.0 | 0.1 | 0.4 | 0.0 | 0.4 | 0.2 | 0.3 | 0.3 |

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Selection :** Umbach

Effective December 31, 2012 | Total Proved Plus Probable Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 77 | 27,943.1 | 489.0 | 0.0 | 2.19 | 1,071 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 71 | 25,852.0 | 452.4 | 0.0 | 2.19 | 991 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 66 | 23,917.3 | 418.6 | 0.0 | 2.19 | 917 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 61 | 22,185.7 | 388.3 | 0.0 | 2.19 | 850 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 56 | 20,467.1 | 358.2 | 0.0 | 2.19 | 784 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 120,365.3 | 2,106.4 | 0.0 | 2.19 | 4,613 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 120,365.3 | 2,106.4 | 0.0 | 2.19 | 4,613 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 5.9 | 0.0 | 94.97 | 557.3 | 0.0 | 0.0 | 0.00 | 0.0 | 5.9 | 0.0 | 16.14 | 94.7 | 4.9 | 0.0 | 55.86 | 273.1 | 16.6 | 0.0 | 13.0 |
| 2014 | 5.4 | 0.0 | 94.97 | 515.6 | 0.0 | 0.0 | 0.00 | 0.0 | 5.4 | 0.0 | 16.14 | 87.6 | 4.5 | 0.0 | 55.86 | 252.7 | 15.4 | 0.0 | 12.0 |
| 2015 | 5.0 | 0.0 | 94.97 | 477.0 | 0.0 | 0.0 | 0.00 | 0.0 | 5.0 | 0.0 | 16.14 | 81.1 | 4.2 | 0.0 | 55.86 | 233.8 | 14.2 | 0.0 | 11.1 |
| 2016 | 4.7 | 0.0 | 94.97 | 442.5 | 0.0 | 0.0 | 0.00 | 0.0 | 4.7 | 0.0 | 16.14 | 75.2 | 3.9 | 0.0 | 55.86 | 216.9 | 13.2 | 0.0 | 10.3 |
| 2017 | 4.3 | 0.0 | 94.97 | 408.2 | 0.0 | 0.0 | 0.00 | 0.0 | 4.3 | 0.0 | 16.14 | 69.4 | 3.6 | 0.0 | 55.86 | 200.1 | 12.2 | 0.0 | 9.5 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 25.3 | 0.0 | 94.97 | 2,400.5 | 0.0 | 0.0 | 0.00 | 0.0 | 25.3 | 0.0 | 16.14 | 408.0 | 21.1 | 0.0 | 55.86 | 1,176.5 | 71.6 | 0.0 | 56.1 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 25.3 | 0.0 | 94.97 | 2,400.5 | 0.0 | 0.0 | 0.00 | 0.0 | 25.3 | 0.0 | 16.14 | 408.0 | 21.1 | 0.0 | 55.86 | 1,176.5 | 71.6 | 0.0 | 56.1 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,996 | 338.7 | 0.0 | 39.9 | 0.0 | 19 | 1,617 | 0.0 | 0.0 | 903.0 | 376.5 | 0.0 | 1,279.5 | 0.0 | 338 | 0.0 | 338 | 338 | 323 |
| 2014 | 1,847 | 305.2 | 0.0 | 36.9 | 0.0 | 19 | 1,504 | 0.0 | 0.0 | 903.0 | 348.4 | 0.0 | 1,251.4 | 0.0 | 253 | 0.0 | 253 | 591 | 220 |
| 2015 | 1,708 | 275.1 | 0.0 | 34.2 | 0.0 | 18 | 1,399 | 0.0 | 0.0 | 903.0 | 322.3 | 0.0 | 1,225.3 | 0.0 | 174 | 0.0 | 174 | 765 | 137 |
| 2016 | 1,585 | 248.6 | 0.0 | 31.7 | 0.0 | 18 | 1,304 | 0.0 | 0.0 | 903.0 | 299.0 | 0.0 | 1,202.0 | 0.0 | 103 | 0.0 | 103 | 867 | 73 |
| 2017 | 1,462 | 223.5 | 0.0 | 29.2 | 0.0 | 17 | 1,209 | 0.0 | 0.0 | 903.0 | 275.8 | 0.0 | 1,178.8 | 735.0 | -705 | 0.0 | -705 | 163 | -459 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| Sub | 8,598 | 1,391.2 | 0.0 | 172.0 | 0.0 | 18 | 7,035 | 0.0 | 0.0 | 4,515.0 | 1,621.9 | 0.0 | 6,136.9 | 735.0 | 163 | 0.0 | 163 | 163 | 295 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| Total | 8,598 | 1,391.2 | 0.0 | 172.0 | 0.0 | 18 | 7,035 | 0.0 | 0.0 | 4,515.0 | 1,621.9 | 0.0 | 6,136.9 | 735.0 | 163 | 0.0 | 163 | 163 | 295 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 2.3 |
| RLI (Principal Product) | 4.31 |
| Reserves Life | 5.00 |
| RLI (BOE) | 4.3 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 120,365 | 2,106 | 2,106 | 1,787 |
| Gas (bbl) | 20,061 | 351 | 351 | 298 |
| *NGL (bbl) | 2,648 | 46 | 46 | 36 |
| Cond (bbl) | 1,444 | 25 | 25 | 20 |
| Total (bbl) | 24,153 | 423 | 423 | 354 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 163 | 0.0 | 163 | 0.39 |
| 5 | 241 | 0.0 | 241 | 0.57 |
| 8 | 275 | 0.0 | 275 | 0.65 |
| 10 | 295 | 0.0 | 295 | 0.70 |
| 15 | 332 | 0.0 | 332 | 0.79 |
| 20 | 358 | 0.0 | 358 | 0.85 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX | |
|---|---|---|---|
| | | Unrisked | Risked |
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | > 200.0 | > 200.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 1.1 | 1.1 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.28 | 0.28 | 0.28 | 0.28 |
| Prod (12 Mo Ave) | (BOEPD) | 0.27 | 0.27 | 0.27 | 0.27 |
| Price | ($/BOE) | 20.34 | 20.34 | 20.34 | 20.34 |
| Royalties | ($/BOE) | 3.86 | 3.86 | 3.86 | 3.86 |
| Operating Costs | ($/BOE) | 13.04 | 13.04 | 13.04 | 13.04 |
| NetBack | ($/BOE) | 3.44 | 3.44 | 3.44 | 3.44 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

## Legend Energy Canada Ltd.
## ENTITY INTERESTS

Effective December 31, 2012

| Location<br>Disposition Date | Formation<br>Status | Type<br>Class | Interests | Lessor: Production Class | Burdens |
|---|---|---|---|---|---|
| **Umbach** | | | | | |
| 00/D-079-F/094-H-03/0 | BLUESKY<br>GAS PRODUCER | Gas<br>Conventional | 1.75% WI<br><br>Remarks: To base Bluesky<br>2% GORR on 50% production paid by Legend on 3.5% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

**Legend Energy Canada Ltd.**
**WELL ID AND CODES LIST**

Effective December 31, 2012

| Well ID | Status | Type | Formation | Operator | Field Name | Field Code | Pool Name | Pool Code | Unit Name | Unit Code | Dates Status | Dates Rig Rel | Dates On Prod |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Umbach** | | | | | | | | | | | | | |
| 00/D-079-F/094-H-03/0 | GAS | Gas | BLUESKY | CANADIAN NATURAL RESOURCES LIMITED | UMBACH | BC8220 | BLUESKY A | BC822026 00A | | | 2001-04-06 | 1980-04-19 | 1991-02-01 |

*Report Time: Mon, 25 Feb 2013 14:27 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## PRODUCTION SUMMARY
## Gross Production

Effective December 31, 2012 — Umbach

| Location | Formation | Company Interest % | Well Count | Production for Nov 2012 Oil bbl | Gas Mcf | Water bbl | Dec 2011 to Nov 2012 Oil bbl | Gas Mcf | Water bbl | Cumulative to Nov 2012 Oil bbl | Gas Mcf | Water bbl | First Month | Last Month |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Umbach | | | | | | | | | | | | | | |
| 1 00/D-079-F/094-H-03/0 | BLUESKY | 1.75 | 1 | 0 | 2,545 | 11 | 0 | 28,207 | 101 | 0 | 591,915 | 1,954 | 02/91 | 11/12 |
| Umbach | | | | 0 | 2,545 | 11 | 0 | 28,207 | 101 | 0 | 591,915 | 1,954 | | |
| Total | | | | 0 | 2,545 | 11 | 0 | 28,207 | 101 | 0 | 591,915 | 1,954 | | |

*Report Time: Mon, 25 Feb 2013 14:27 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## OPERATING COSTS

Effective December 31, 2012 — All Categories

| Location | Formation | Type | Category | Fixed Costs | | | Variable Oil Costs* | | | Variable Gas Costs* | | | | | GCA | Other | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Ann. M$/yr | Ann. $/w/yr | Mo. $/w/mo | Var.[1] $/bbl | Truck[3] $/bbl | Trans[3] Adj. $/bbl | Var.[1] $/Mcf | Gath.[2] $/Mcf | Cust[2] Proc. $/Mcf | Plant[2] Oper. $/Mcf | Trans[3] Adj. $/Mcf | $/Mcf | NGL[3] Trans. $/bbl | Water Disp. $/bbl | Sulph[3] Trans. $/lt | Sulph Oper. $/Mcf | Aband Costs M$ |
| Umbach | | | | | | | | | | | | | | | | | | | | |
| 00/D-079-F/094-H-03/0 | BLUESKY | Gas | PDP | | | 4,300 | | | | 0.77 | | | | 0.15 | | | | | | 42.00 |
| 00/D-079-F/094-H-03/0 | BLUESKY | Gas | P+P | | | 4,300 | | | | 0.77 | | | | 0.15 | | | | | | 42.00 |

[1]Note 1: cost not royalty deductable. [2]Note 2: cost is royalty deductable. [3]Note 3: cost used in price adjustment. Bold-Italic values have details.

*Report Time: Mon, 25 Feb 2013 14:27 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

**GENERAL**

| | | | |
|---|---|---|---|
| Property: | Umbach | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/D-079-F/094-H-03/0 | Formation: | BLUESKY |
| Category | PDP | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS PRODUCER | Current Status Date: | 2001-04-06 |
| Alt ID: | | | |

Entity Comments:

**ZONE**

| | | | |
|---|---|---|---|
| Rig Release Date: | 1980-04-19 | Top Depth: | 3,556.4 ft KB |
| Kelly Bushing: | 2,465.9 ft SS | Total Depth: | 4,478.3 ft KB |
| Pool Name: | BLUESKY A | Midpoint Perf Depth: | 3,568.9 ft KB |

**RESERVOIR & RESERVES SUMMARY** **( * data from volumetric tab )**

| **Reservoir Parameters *** | | **Oil** | | **Gas** | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 800.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 594.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 205.3 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 182.7 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.11 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0040 Fraction |

Volumetric Remarks:

Category Remarks:

**FORECAST RATES AND TRENDS**

| | | | |
|---|---|---|---|
| On Production Date: | 1991-02-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

| | | | |
|---|---|---|---|
| Gas: | 205,306.7 Mcf | Oil: | 0.0 Mbbl |

Number of Trends: 1

| **Trends** | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2022-09-14 |
| Initial Rate: | 90 Mcf/day |
| Rate at Effective Date: | 89 Mcf/day |
| Final Rate: | 35 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 800,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

**PRODUCT RESERVES & RATIOS (Sales Basis)***

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0081 Molar Fraction |
| Propane | 2,193 bbl | 12.00 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 1,827 bbl | 10.00 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 2,193 bbl | 12.00 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

**INTERESTS AND BURDENS**

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 1.75% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

Participant Remarks: To base Bluesky
2% GORR on 50% production paid by Legend on 3.5% WI

**Legend Energy Canada Ltd.**
**PRODUCTION AND FORECAST**

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Umbach** |
| **Province:** | **British Columbia** | | **00/D-079-F/094-H-03/0** |
| **Field:** | **UMBACH** | | **PDP** |
| **Pool:** | **BLUESKY A** | | |
| **Unit:** | | | |
| **Status:** | **GAS PRODUCER** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
1E6
100000
10000
1000
1000
100
10
1
Gas Qf
Acq
Eff End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)



Calendar Daily Gas Production (Mcf/day)
500
400
300
200
100
0
Gas Qf
Eff End Of Hist
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
900,00
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 594,693 | Water Cum | (bbl) | 1,954 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 205,307 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 793 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 800,000 | Water Ult Rec | (bbl) | 1,954 | FCond Ult Rec | (bbl) | 793 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 594,693 | Decline Exp | 0.000 |
| Forecast End (Tf) | 09/13/2022 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 205,307 | Initial Decline (De) | 09.2 |
| Initial Rate (qi) (Mcf/day) | 88.9 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.11 | Reserve Life Index | 6.61 |
| Final Rate (qf) (Mcf/day) | 35.0 | Ult Recoverable (Mcf) | 800,000 | Gas Total Sales (Mcf) | 182,723 | Reserve Half Life | 3.77 |

*Report Time: Mon, 25 Feb 2013 14:27 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

# Legend Energy Canada Ltd.
## CASH FLOW
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

**Location :** Umbach, British Columbia
**Entity :** 00/D-079-F/094-H-03/0
**Formation :** BLUESKY
Effective December 31, 2012

Interests: 1.75% WI

Lease Burden: 2% GORR

Lessor: Crown:New Oil 100% Base 12 Gas 100%

Total Proved Developed Producing Reserves

**OIL, GAS & SULPHUR SUMMARY**

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 76 | 27,643.1 | 483.8 | 0.0 | 2.19 | 1,059 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 69 | 25,100.8 | 439.3 | 0.0 | 2.19 | 962 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 62 | 22,792.3 | 398.9 | 0.0 | 2.19 | 874 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 57 | 20,750.2 | 363.1 | 0.0 | 2.19 | 795 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 96,286.4 | 1,685.0 | 0.0 | 2.19 | 3,690 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 96,286.4 | 1,685.0 | 0.0 | 2.19 | 3,690 | 0.0 | 0.00 | | |

**NGL SUMMARY**

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 5.8 | 0.0 | 94.97 | 551.3 | 0.0 | 0.0 | 0.00 | 0.0 | 5.8 | 0.0 | 16.14 | 93.7 | 4.8 | 0.0 | 55.86 | 270.2 | 16.4 | 0.0 | 12.9 |
| 2014 | 5.3 | 0.0 | 94.97 | 500.6 | 0.0 | 0.0 | 0.00 | 0.0 | 5.3 | 0.0 | 16.14 | 85.1 | 4.4 | 0.0 | 55.86 | 245.4 | 14.9 | 0.0 | 11.7 |
| 2015 | 4.8 | 0.0 | 94.97 | 454.6 | 0.0 | 0.0 | 0.00 | 0.0 | 4.8 | 0.0 | 16.14 | 77.3 | 4.0 | 0.0 | 55.86 | 222.8 | 13.6 | 0.0 | 10.6 |
| 2016 | 4.4 | 0.0 | 94.97 | 413.8 | 0.0 | 0.0 | 0.00 | 0.0 | 4.4 | 0.0 | 16.14 | 70.3 | 3.6 | 0.0 | 55.86 | 202.8 | 12.3 | 0.0 | 9.7 |
| 2017 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 20.2 | 0.0 | 94.97 | 1,920.3 | 0.0 | 0.0 | 0.00 | 0.0 | 20.2 | 0.0 | 16.14 | 326.4 | 16.9 | 0.0 | 55.86 | 941.2 | 57.3 | 0.0 | 44.9 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 20.2 | 0.0 | 94.97 | 1,920.3 | 0.0 | 0.0 | 0.00 | 0.0 | 20.2 | 0.0 | 16.14 | 326.4 | 16.9 | 0.0 | 55.86 | 941.2 | 57.3 | 0.0 | 44.9 |

**CASH FLOW BTAX**

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,975 | 333.9 | 0.0 | 39.5 | 0.0 | 19 | 1,601 | 0.0 | 0.0 | 903.0 | 372.5 | 0.0 | 1,275.5 | 0.0 | 326 | 0.0 | 326 | 326 | 311 |
| 2014 | 1,793 | 293.5 | 0.0 | 35.9 | 0.0 | 18 | 1,464 | 0.0 | 0.0 | 903.0 | 338.2 | 0.0 | 1,241.2 | 0.0 | 222 | 0.0 | 222 | 548 | 193 |
| 2015 | 1,628 | 258.0 | 0.0 | 32.6 | 0.0 | 18 | 1,338 | 0.0 | 0.0 | 903.0 | 307.1 | 0.0 | 1,210.1 | 0.0 | 127 | 0.0 | 127 | 676 | 101 |
| 2016 | 1,482 | 227.4 | 0.0 | 29.6 | 0.0 | 17 | 1,225 | 0.0 | 0.0 | 903.0 | 279.6 | 0.0 | 1,182.6 | 735.0 | -692 | 0.0 | -692 | -17 | -496 |
| 2017 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| Sub | 6,878 | 1,112.7 | 0.0 | 137.6 | 0.0 | 18 | 5,628 | 0.0 | 0.0 | 3,612.0 | 1,297.5 | 0.0 | 4,909.5 | 735.0 | -17 | 0.0 | -17 | -17 | 110 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | -17 | 0 |
| Total | 6,878 | 1,112.7 | 0.0 | 137.6 | 0.0 | 18 | 5,628 | 0.0 | 0.0 | 3,612.0 | 1,297.5 | 0.0 | 4,909.5 | 735.0 | -17 | 0.0 | -17 | -17 | 110 |

**CO. SHARE RESERVES LIFE (years)**

| | |
|---|---|
| Reserves Half Life | 1.8 |
| RLI (Principal Product) | 3.48 |
| Reserves Life | 4.00 |
| RLI (BOE) | 3.5 |

**TOTAL RESERVES - SALES**

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 96,286 | 1,685 | 1,685 | 1,429 |
| Gas (bbl) | 16,048 | 281 | 281 | 238 |
| *NGL (bbl) | 2,118 | 37 | 37 | 29 |
| Cond (bbl) | 1,155 | 20 | 20 | 16 |
| Total (bbl) | 19,321 | 338 | 338 | 283 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

**NET PRESENT VALUES BEFORE TAX**

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | (17) | 0.0 | (17) | (0.05) |
| 5 | 55 | 0.0 | 55 | 0.16 |
| 8 | 89 | 0.0 | 89 | 0.26 |
| 10 | 110 | 0.0 | 110 | 0.32 |
| 15 | 152 | 0.0 | 152 | 0.45 |
| 20 | 185 | 0.0 | 185 | 0.55 |

**CAPITAL (undisc)**

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

**ECONOMIC INDICATORS**

| | | BTAX Unrisked | BTAX Risked |
|---|---|---|---|
| Discount Rate | (%) | 10.0 | 10.0 |
| Payout | (Yrs) | 0.00 | 0.00 |
| Discounted Payout | (Yrs) | 0.00 | 0.00 |
| DCF Rate of Return | (%) | 0.0 | 0.0 |
| NPV/Undisc Invest | | 0.0 | 0.0 |
| NPV/Disc Invest | | 0.0 | 0.0 |
| NPV/DIS Cap Exposure | | 0.0 | 0.0 |
| NPV/BOEPD | (M$/boepd) | 0.4 | 0.4 |

**FIRST 12 MONTHS AVG. PERFORMANCE (undisc)**

| | | WI Unrisked | WI Risked | Co. Share Unrisked | Co. Share Risked |
|---|---|---|---|---|---|
| Prod (3 Mo Ave) | (BOEPD) | 0.28 | 0.28 | 0.28 | 0.28 |
| Prod (12 Mo Ave) | (BOEPD) | 0.27 | 0.27 | 0.27 | 0.27 |
| Price | ($/BOE) | 20.34 | 20.34 | 20.34 | 20.34 |
| Royalties | ($/BOE) | 3.85 | 3.85 | 3.85 | 3.85 |
| Operating Costs | ($/BOE) | 13.14 | 13.14 | 13.14 | 13.14 |
| NetBack | ($/BOE) | 3.36 | 3.36 | 3.36 | 3.36 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

*Report Time: Mon, 25 Feb 2013 14:27 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) / - uses Forecast (Price Deck: Dec 31, 2012 Constant (SEC Compliant))*
*Hierarchy: Reserves*

INSITE Petroleum Consultants Ltd.

## Legend Energy Canada Ltd.
## INPUT DATA SHEET
## Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)

Effective December 31, 2012

### GENERAL

| | | | |
|---|---|---|---|
| Property: | Umbach | Operator: | CANADIAN NATURAL RESOURCES LIMITED |
| Location: | 00/D-079-F/094-H-03/0 | Formation: | BLUESKY |
| Category | P+P | Calculation Type: | Decline |
| Type: | Gas | Class: | Conventional |
| Current Status: | GAS PRODUCER | Current Status Date: | 2001-04-06 |
| Alt ID: | | | |

Entity Comments:

### ZONE

| | | | |
|---|---|---|---|
| Rig Release Date: | 1980-04-19 | Top Depth: | 3,556.4 ft KB |
| Kelly Bushing: | 2,465.9 ft SS | Total Depth: | 4,478.3 ft KB |
| Pool Name: | BLUESKY A | Midpoint Perf Depth: | 3,568.9 ft KB |

### RESERVOIR & RESERVES SUMMARY ( * data from volumetric tab )

| Reservoir Parameters * | | Oil | | Gas | |
|---|---|---|---|---|---|
| Formation Top: | ft | Original Volume In Place: | Mbbl | Original Volume In Place: | MMcf |
| Gas/Oil Contact: | ft | Recovery Factor: | Fraction | Recovery Factor: | Fraction |
| Water Contact: | ft | Ultimate Recoverable: | 0.0 Mbbl | Ultimate Recoverable: | 850.0 MMcf |
| Production Area: | acre | Cumulative Production: | 0.0 Mbbl | Cumulative Production: | 594.7 MMcf |
| Net Pay: | ft | Remaining Recoverable: | 0.0 Mbbl | Remaining Recoverable: | 255.3 MMcf |
| Reservoir Volume: | 0.0 acre-ft | Oil Shrinkage: * | Fraction | Sales Gas: | 227.2 MMcf |
| Porosity: | Fraction | | | Oil Saturation: * | Fraction |
| Water Saturation: | Fraction | | | Z Factor: * | Fraction |
| Initial Pressure: | psi | | | Surface Loss: | 0.11 Fraction |
| Initial Temp: | F | | | H2S Content: | 0.0000 Fraction |
| | | | | CO2 Content: | 0.0040 Fraction |

Volumetric Remarks:

Category Remarks:

### FORECAST RATES AND TRENDS

| | | | |
|---|---|---|---|
| On Production Date: | 1991-02-01 | GOR: | scf/bbl |
| Lift Type: | | OGR: | bbl/MMcf |
| Oil Gravity: | API | Water Cut: | % |
| Heating Value: | 1,000 Btu/scf | WGR: | bbl/MMcf |

**Remaining Reserves**

Gas: 255,304.5 Mcf    Oil: 0.0 Mbbl

Number of Trends: 1

| Trends | 1 |
|---|---|
| Product: | Gas |
| Start Date: | 2012-12-01 |
| End Date: | 2025-01-19 |
| Initial Rate: | 90 Mcf/day |
| Rate at Effective Date: | 89 Mcf/day |
| Final Rate: | 35 Mcf/day |
| Decline Exponent: | 0.000 |
| Min Effective Decline: | |
| Final Cum: | 850,000.0 Mcf |

**Reserve Notes**

Supporting Data Comments:

### PRODUCT RESERVES & RATIOS (Sales Basis)*

| | Reserve | Yield | ISC |
|---|---|---|---|
| Ethane | | | 0.0081 Molar Fraction |
| Propane | 2,727 bbl | 12.00 bbl/MMcf | 0.0000 Molar Fraction |
| Butane | 2,272 bbl | 10.00 bbl/MMcf | 0.0000 Molar Fraction |
| Pentane+ | 2,727 bbl | 12.00 bbl/MMcf | 0.0000 Molar Fraction |
| Field Condensate | | | |
| Sulphur | | | |

* Items have details

### INTERESTS AND BURDENS

Acquisition Date: 2011-07-01
Disposition Date:

| Interests | Lessor | Burdens |
|---|---|---|
| 1.75% WI | Crown:New Oil 100% Base 12 Gas 100% | 2% GORR |

Participant Remarks: To base Bluesky
2% GORR on 50% production paid by Legend on 3.5% WI

## Legend Energy Canada Ltd.
## PRODUCTION AND FORECAST

Effective December 31, 2012

| | | | |
|---|---|---|---|
| **Operator:** | **CANADIAN NATURAL RESOURCES LIMITED** | | **Umbach** |
| **Province:** | **British Columbia** | | **00/D-079-F/094-H-03/0** |
| **Field:** | **UMBACH** | | **P+P** |
| **Pool:** | **BLUESKY A** | | |
| **Unit:** | | | |
| **Status:** | **GAS PRODUCER** | | |



Cumulative Gas Production (Mcf)
Calendar Daily Gas Production (Mcf/day)
Water/Gas Ratio (bbl/MMcf)
Hours Of Production (hours)
Gas Qf
Acq
Eff
End Of Hist
2008
2009
2010
2011
2012
2013
2014
2015
2016
Time (Years)



Calendar Daily Gas Production (Mcf/day)
Gas Qf
Eff End Of Hist
0
100,000
200,000
300,000
400,000
500,000
600,000
700,000
800,000
Cumulative Gas Production (Mcf)

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Oil Cum | (bbl) | 0 | Gas Cum | (Mcf) | 594,696 | Water Cum | (bbl) | 1,954 | FCond Cum | (bbl) | 0 |
| Oil Rem Rec | (bbl) | 0 | Gas Rem Rec | (Mcf) | 255,304 | Water Rem Rec | (bbl) | 0 | FCond Rem Rec | (bbl) | 793 |
| Oil Ult Rec | (bbl) | 0 | Gas Ult Rec | (Mcf) | 850,000 | Water Ult Rec | (bbl) | 1,954 | FCond Ult Rec | (bbl) | 793 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Forecast Start (T0) | 01/01/2013 | Calculation Type | Decline | Est Cum Prod (Mcf) | 594,696 | Decline Exp | 0.000 |
| Forecast End (Tf) | 01/18/2025 | OVIP (Volumetric) (Mcf) | 0 | Remaining Rec (Mcf) | 255,304 | Initial Decline (De) | 07.5 |
| Initial Rate (qi) (Mcf/day) | 89.1 | Rec Factor (Volumetric) | 0.000 | Gas Surface Loss | 0.11 | Reserve Life Index | 8.13 |
| Final Rate (qf) (Mcf/day) | 35.0 | Ult Recoverable (Mcf) | 850,000 | Gas Total Sales (Mcf) | 227,221 | Reserve Half Life | 4.66 |

*Report Time: Mon, 25 Feb 2013 14:27 Working Data*
*Economic Case: Dec 31, 2012 Constant Prices and Costs (SEC Compliant) /*
*Hierarchy: Reserves*
*DB: Legend (2012.2) : Oracle02 Version: 2012.2.7129*

INSITE Petroleum Consultants Ltd.

**Legend Energy Canada Ltd.**
**CASH FLOW**
**Dec 31, 2012 Constant Prices and Costs (SEC Compliant) (CAD)**

**Location :** Umbach, British Columbia  Interests: 1.75% WI  Lease Burden: 2% GORR
**Entity :** 00/D-079-F/094-H-03/0
**Formation :** BLUESKY  Lessor: Crown:New Oil 100% Base 12 Gas 100%
Effective December 31, 2012  Total Proved Plus Probable Reserves

### OIL, GAS & SULPHUR SUMMARY

| | COMPANY OIL | | | | | | | COMPANY SALES GAS | | | | | | | SULPHUR | | TOTAL | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Wells | Pool Rates bbl/d | Pool Volumes bbl | WI Volume bbl | RI Volume bbl | Price $/bbl | Revenue $ | Wells | Pool Rates Mcf/d | Pool Volumes Mcf | WI Volume Mcf | RI Volume Mcf | Price $/Mcf | Revenue $ | Co. Share Volume lt | Price $/lt | WI Rates boe/d | Co. Share Rates boe/d |
| 2013 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 77 | 27,943.1 | 489.0 | 0.0 | 2.19 | 1,071 | 0.0 | 0.00 | 0 | 0 |
| 2014 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 71 | 25,852.0 | 452.4 | 0.0 | 2.19 | 991 | 0.0 | 0.00 | 0 | 0 |
| 2015 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 66 | 23,917.3 | 418.6 | 0.0 | 2.19 | 917 | 0.0 | 0.00 | 0 | 0 |
| 2016 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 61 | 22,185.7 | 388.3 | 0.0 | 2.19 | 850 | 0.0 | 0.00 | 0 | 0 |
| 2017 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 1.0 | 56 | 20,467.1 | 358.2 | 0.0 | 2.19 | 784 | 0.0 | 0.00 | 0 | 0 |
| 2018 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2019 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2020 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2021 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| 2022 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0 | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | 0 | 0 |
| Sub | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 120,365.3 | 2,106.4 | 0.0 | 2.19 | 4,613 | 0.0 | 0.00 | | |
| Rem | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | 0.0 | 0.00 | | |
| Total | | | 0.0 | 0.0 | 0.0 | 0.00 | 0 | | | 120,365.3 | 2,106.4 | 0.0 | 2.19 | 4,613 | 0.0 | 0.00 | | |

### NGL SUMMARY

| | CONDENSATE | | | | ETHANE | | | | PROPANE | | | | BUTANE | | | | TOTAL NGL | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volume bbl | Price $/bbl | Co. Share Revenue $ | WI Volume bbl | RI Volumes bbl | CS Net Volumes bbl |
| 2013 | 5.9 | 0.0 | 94.97 | 557.3 | 0.0 | 0.0 | 0.00 | 0.0 | 5.9 | 0.0 | 16.14 | 94.7 | 4.9 | 0.0 | 55.86 | 273.1 | 16.6 | 0.0 | 13.0 |
| 2014 | 5.4 | 0.0 | 94.97 | 515.6 | 0.0 | 0.0 | 0.00 | 0.0 | 5.4 | 0.0 | 16.14 | 87.6 | 4.5 | 0.0 | 55.86 | 252.7 | 15.4 | 0.0 | 12.0 |
| 2015 | 5.0 | 0.0 | 94.97 | 477.0 | 0.0 | 0.0 | 0.00 | 0.0 | 5.0 | 0.0 | 16.14 | 81.1 | 4.2 | 0.0 | 55.86 | 233.8 | 14.2 | 0.0 | 11.1 |
| 2016 | 4.7 | 0.0 | 94.97 | 442.5 | 0.0 | 0.0 | 0.00 | 0.0 | 4.7 | 0.0 | 16.14 | 75.2 | 3.9 | 0.0 | 55.86 | 216.9 | 13.2 | 0.0 | 10.3 |
| 2017 | 4.3 | 0.0 | 94.97 | 408.2 | 0.0 | 0.0 | 0.00 | 0.0 | 4.3 | 0.0 | 16.14 | 69.4 | 3.6 | 0.0 | 55.86 | 200.1 | 12.2 | 0.0 | 9.5 |
| 2018 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2019 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2020 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2021 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| 2022 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Sub | 25.3 | 0.0 | 94.97 | 2,400.5 | 0.0 | 0.0 | 0.00 | 0.0 | 25.3 | 0.0 | 16.14 | 408.0 | 21.1 | 0.0 | 55.86 | 1,176.5 | 71.6 | 0.0 | 56.1 |
| Rem | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.00 | 0.0 | 0.0 | 0.0 | 0.0 |
| Total | 25.3 | 0.0 | 94.97 | 2,400.5 | 0.0 | 0.0 | 0.00 | 0.0 | 25.3 | 0.0 | 16.14 | 408.0 | 21.1 | 0.0 | 55.86 | 1,176.5 | 71.6 | 0.0 | 56.1 |

### CASH FLOW BTAX

| | Company Revenue $ | Crown Royalty $ | Freehold Royalty $ | ORR Royalty $ | Mineral Tax $ | Total Royalty Burden % | Net Rev After Royalties $ | Other Income $ | Sask Corp Cap Tax $ | Fixed Oper Expense $ | Variable Operating Expense $ | Other Expenses $ | Total Operating Costs $ | Abandon Cost & Salvage $ | Net Operating Income $ | Total Investment $ | NET Cash Flow $ | CUM Cash Flow $ | Disc Cash Flow (10%) $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 2013 | 1,996 | 338.7 | 0.0 | 39.9 | 0.0 | 19 | 1,617 | 0.0 | 0.0 | 903.0 | 376.5 | 0.0 | 1,279.5 | 0.0 | 338 | 0.0 | 338 | 338 | 323 |
| 2014 | 1,847 | 305.2 | 0.0 | 36.9 | 0.0 | 19 | 1,504 | 0.0 | 0.0 | 903.0 | 348.4 | 0.0 | 1,251.4 | 0.0 | 253 | 0.0 | 253 | 591 | 220 |
| 2015 | 1,708 | 275.1 | 0.0 | 34.2 | 0.0 | 18 | 1,399 | 0.0 | 0.0 | 903.0 | 322.3 | 0.0 | 1,225.3 | 0.0 | 174 | 0.0 | 174 | 765 | 137 |
| 2016 | 1,585 | 248.6 | 0.0 | 31.7 | 0.0 | 18 | 1,304 | 0.0 | 0.0 | 903.0 | 299.0 | 0.0 | 1,202.0 | 0.0 | 103 | 0.0 | 103 | 867 | 73 |
| 2017 | 1,462 | 223.5 | 0.0 | 29.2 | 0.0 | 17 | 1,209 | 0.0 | 0.0 | 903.0 | 275.8 | 0.0 | 1,178.8 | 735.0 | -705 | 0.0 | -705 | 163 | -459 |
| 2018 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| 2019 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| 2020 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| 2021 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| 2022 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| Sub | 8,598 | 1,391.2 | 0.0 | 172.0 | 0.0 | 18 | 7,035 | 0.0 | 0.0 | 4,515.0 | 1,621.9 | 0.0 | 6,136.9 | 735.0 | 163 | 0.0 | 163 | 163 | 295 |
| Rem | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0 | 0.0 | 0 | 163 | 0 |
| Total | 8,598 | 1,391.2 | 0.0 | 172.0 | 0.0 | 18 | 7,035 | 0.0 | 0.0 | 4,515.0 | 1,621.9 | 0.0 | 6,136.9 | 735.0 | 163 | 0.0 | 163 | 163 | 295 |

### CO. SHARE RESERVES LIFE (years)

| | |
|---|---|
| Reserves Half Life | 2.3 |
| RLI (Principal Product) | 4.31 |
| Reserves Life | 5.00 |
| RLI (BOE) | 4.3 |

### TOTAL RESERVES - SALES

| | GROSS | WI | CO SH | NET |
|---|---|---|---|---|
| Oil (bbl) | 0 | 0 | 0 | 0 |
| Gas (Mcf) | 120,365 | 2,106 | 2,106 | 1,787 |
| Gas (bbl) | 20,061 | 351 | 351 | 298 |
| *NGL (bbl) | 2,648 | 46 | 46 | 36 |
| Cond (bbl) | 1,444 | 25 | 25 | 20 |
| Total (bbl) | 24,153 | 423 | 423 | 354 |

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

### NET PRESENT VALUES BEFORE TAX

| Discount Rate % | Op Income $ | Investment $ | Cash Flow $ | NPV/BOE $/BOE |
|---|---|---|---|---|
| 0 | 163 | 0.0 | 163 | 0.39 |
| 5 | 241 | 0.0 | 241 | 0.57 |
| 8 | 275 | 0.0 | 275 | 0.65 |
| 10 | 295 | 0.0 | 295 | 0.70 |
| 15 | 332 | 0.0 | 332 | 0.79 |
| 20 | 358 | 0.0 | 358 | 0.85 |

### CAPITAL (undisc)

| | | Unrisked | Risked |
|---|---|---|---|
| Cost Of Prod. | $/BOEPD | 0.00 | 0.00 |
| Cost Of Reserves | $/BOE | 0.00 | 0.00 |
| Prob Of Success | % | 100.00 | 100.00 |
| Chance Of | % | 100.00 | 100.00 |

### ECONOMIC INDICATORS

| | | BTAX | | | |
|---|---|---|---|---|---|
| | | Unrisked | | Risked | |
| Discount Rate | (%) | | 10.0 | | 10.0 |
| Payout | (Yrs) | | 0.00 | | 0.00 |
| Discounted Payout | (Yrs) | | 0.00 | | 0.00 |
| DCF Rate of Return | (%) | > | 200.0 | > | 200.0 |
| NPV/Undisc Invest | | | 0.0 | | 0.0 |
| NPV/Disc Invest | | | 0.0 | | 0.0 |
| NPV/DIS Cap Exposure | | | 0.0 | | 0.0 |
| NPV/BOEPD | (M$/boepd) | | 1.1 | | 1.1 |

### FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

| | | WI | | Co. Share | |
|---|---|---|---|---|---|
| | | Unrisked | Risked | Unrisked | Risked |
| Prod (3 Mo Ave) | (BOEPD) | 0.28 | 0.28 | 0.28 | 0.28 |
| Prod (12 Mo Ave) | (BOEPD) | 0.27 | 0.27 | 0.27 | 0.27 |
| Price | ($/BOE) | 20.34 | 20.34 | 20.34 | 20.34 |
| Royalties | ($/BOE) | 3.86 | 3.86 | 3.86 | 3.86 |
| Operating Costs | ($/BOE) | 13.04 | 13.04 | 13.04 | 13.04 |
| NetBack | ($/BOE) | 3.44 | 3.44 | 3.44 | 3.44 |
| Recycle Ratio | (ratio) | 0.00 | 0.00 | 0.00 | 0.00 |

INSITE Petroleum Consultants Ltd.